
03029492

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Canadian Utilities Limited

*CURRENT ADDRESS: 1400, 909 - 11th Avenue SW
Calgary, Alberta T2R 1N6
(Canada)

**FORMER NAME:


PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 34744 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/21/03

Corporate Head Office: 1500, 909 - 11th Ave S.W., Calgary, AB, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532 www.canadian-utilities.com

FOR THE SIX MONTHS ENDED JUNE 30, 2003

TO THE SHARE OWNERS:

Canadian Utilities Limited reported earnings for the six months ended June 30, 2003 of $129.2 million ($2.04 per share). Earnings for the same six months in 2002 were $120.4 million ($1.90 per share), excluding the after-tax gain on the sale of the Viking-Kinsella property of $66.7 million ($1.05 per share). 2002 earnings in total were $187.1 million ($2.95 per share).

Earnings in the first six months of 2003 were higher than 2002, excluding the Viking-Kinsella gain, due to stronger operational results in the Utilities, Power Generation, and Technologies Business Groups and ATCO Midstream. These increases were partially offset by weaker operational results in ATCO Frontec, the impact of warmer temperatures in ATCO Gas, and higher dividends on equity preferred shares, net of the return earned on invested funds. Temperatures (as measured in degree days) for 2003 were 9.2% colder than normal compared to 17.5% colder than normal for 2002.

Revenues for the six months ended June 30, 2003 were $2,169.7 million compared to $1,502.5 million in 2002 primarily due to the higher cost of natural gas and electricity purchased for customers on a "no margin" basis by ATCO Gas and ATCO Electric, higher prices for electricity sold to the Alberta Power Pool in ATCO Power and higher natural gas prices on gas sales by ATCO Midstream.

Cash flow from operations was $261.7 million for the six months ended June 30, 2003 compared to $234.3 million in 2002. The higher cash flow from operations was due to increased earnings, excluding the Viking-Kinsella gain. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

Earnings for the three months ended June 30, 2003 were $43.4 million compared to $42.9 million in the same period of 2002 due to stronger operational results in ATCO Electric, Alberta Power (2000), ATCO Midstream and ATCO I-Tek. These increases were partially offset by weaker operational results in ATCO Gas, ATCO Power and ATCO Frontec, the impact of warmer temperatures in ATCO Gas, and higher dividends on equity preferred shares, net of the return earned on invested funds. Temperatures for the three months ended June 30, 2003 were 17.8% colder than normal compared to 44.1% colder than normal for 2002.

Revenues for the three months ended June 30, 2003 were $797.5 million compared to $644.4 million in 2002 primarily due to the higher cost of natural gas purchased for customers on a "no margin" basis by ATCO Gas and higher natural gas prices on gas sales by ATCO Midstream.

Cash flow from operations was $101.3 million for the three months ended June 30, 2003 compared to $100.5 million in 2002.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.



N.C. Southern
President & Chief Executive Officer



R. D. Southern
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's comparative interim financial statements for the six months ended June 30, 2003, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative financial statements for the year ended December 31, 2002. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 7 of the comparative interim financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares"), and earnings and diluted earnings per Class A and Class B share were as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions except per share data) (unaudited)			
Revenues	**797.5**	644.4	**2,169.7**	1,502.5
Earnings attributable to Class A and Class B shares (1) (2) (3)	**43.4**	42.9	**129.2**	187.1
Earnings per Class A and Class B share (1) (2) (3)	**0.69**	0.67	**2.04**	2.95
Diluted earnings per Class A and Class B share (1) (2) (3)	**0.69**	0.67	**2.03**	2.94

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The results for the six months ended June 30, 2002, include earnings of $66.7 million ($1.05 per share) on the sale of the Viking-Kinsella natural gas producing property.

Revenues for the three months ended June 30, 2003, increased by $153.1 million to $797.5 million. This increase was primarily due to the higher cost of natural gas purchased for customers on a "no-margin" basis by ATCO Gas and higher natural gas prices on gas sales by ATCO Midstream. Revenues for the six months ended June 30, 2003, increased by $667.2 million to $2,169.7 million. This increase was primarily due to the higher cost of natural gas and electricity purchased for customers on a "no-margin" basis by ATCO Gas and ATCO Electric, higher prices received for electricity sold to the Alberta Power Pool in ATCO Power, and higher natural gas prices on gas sales by ATCO Midstream.

Earnings attributable to Class A and Class B shares for the three months ended June 30, 2003, increased by $0.5 million ($0.02 per share) to $43.4 million ($0.69 per share). These increases were primarily due to stronger operational results in ATCO Electric, Alberta Power (2000), ATCO Midstream and ATCO I-Tek, partially offset by weaker operational results in ATCO Gas, ATCO Power and ATCO Frontec, the impact of warmer temperatures in ATCO Gas and higher dividends on equity preferred shares, net of the return earned on invested funds. Temperatures (as measured in degree days) for the three months ended June 30, 2003, were 17.8% colder than normal, whereas temperatures for the corresponding period in 2002 were 44.1% colder than normal.

Earnings attributable to Class A and Class B shares for the six months ended June 30, 2003, were $129.2 million ($2.04 per share). Earnings for the corresponding period in 2002 were $120.4 million ($1.90 per share), excluding the after-tax gain on the sale of the Viking-Kinsella natural gas producing property (the "Viking property") of $66.7 million ($1.05 per share). 2002 earnings in total were $187.1 million ($2.95 per share). Earnings for the six months ended June 30, 2003, were $8.8 million ($0.14 per share) higher than for the corresponding period in 2002, excluding the impact of the sale of the Viking property. These increases were primarily due to stronger operational results in the Utilities, Power Generation and Technologies Business Groups and in ATCO Midstream, partially offset by weaker operational results in ATCO Frontec, the impact of warmer temperatures in ATCO Gas and higher dividends on equity preferred shares, net of the return earned on invested funds. Temperatures for the six months ended June 30, 2003, were 9.2% colder than normal, whereas temperatures for the corresponding period in 2002 were 17.5% colder than normal.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three months ended June 30, 2003, increased by $144.3 million to $610.1 million. These increases were largely the result of higher natural gas costs, reflecting higher natural gas prices in 2003. Operating expenses for the six months ended June 30, 2003, increased by $618.8 million to $1,719.9 million. These increases were largely the result of higher natural gas costs, reflecting higher natural gas prices in 2003, and higher purchased power costs.

Depreciation and amortization expenses for the three and six months ended June 30, 2003, increased by $5.1 million to $63.2 million, and by $16.2 million to $134.1 million, respectively. These increases were primarily due to capital additions in 2003 and 2002 and depreciation

adjustments associated with the sale of the Viking property in the six months ended June 30, 2002.

Interest expense for the three and six months ended June 30, 2003, increased by $2.9 million to $47.7 million, and by $3.3 million to $95.5 million, respectively. These increases were principally due to higher recourse and non-recourse long term debt, partially offset by lower interest rates associated with higher cost long term debt refinanced in 2002.

In January 2002, the Corporation sold its Viking property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board ("AEUB") decision, $385 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million. This sale increased earnings for the six months ended June 30, 2002, by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

Interest and other income for the three and six months ended June 30, 2003, increased by $4.8 million to $9.7 million, and by $3.5 million to $15.2 million, respectively. These increases were primarily due to higher interest income on higher cash balances.

Income taxes for the three months ended June 30, 2003, increased by $1.0 million to $34.3 million. This increase was largely due to higher earnings, partially offset by lower income tax rates. Income taxes for the six months ended June 30, 2003, excluding the $41.8 million of income taxes on the sale of the Viking property in 2002, increased by $17.1 million to $91.0 million. This increase was largely due to higher earnings and the impact of a 2002 refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property, partially offset by lower income tax rates. Income taxes for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $115.7 million.

Dividends on equity preferred shares for the three and six months ended June 30, 2003, increased by $4.1 million to $8.5 million, and by $6.5 million to $15.2 million, respectively. These increases were primarily due to the issue of $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W on December 3, 2002, and to the issue of $150.0 million of 6.00% Cumulative Redeemable Second Preferred Shares Series X on April 17, 2003.

Segmented revenues for the three and six months ended June 30, 2003, were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**492.4**	402.8	**1,499.0**	989.0
Power Generation	**145.1**	131.9	**325.4**	277.8
Logistics and Energy Services	**332.6**	213.8	**700.2**	451.1
Technologies and Other Businesses	**33.7**	24.4	**60.0**	49.6
Corporate	**2.9**	2.7	**5.7**	5.5
Intersegment eliminations	**(209.2)**	(131.2)	**(420.6)**	(270.5)
Total	**797.5**	644.4	**2,169.7**	1,502.5

Segmented earnings attributable to Class A and Class B shares for the three and six months ended June 30, 2003, were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**12.2**	11.7	**56.0**	119.8
Power Generation	**15.1**	15.4	**39.2**	33.0
Logistics and Energy Services	**14.5**	11.8	**28.8**	27.4
Technologies and Other Businesses	**6.1**	2.1	**8.8**	4.4
Corporate	**(5.7)**	(0.3)	**(6.2)**	(1.6)
Intersegment eliminations	**1.2**	2.2	**2.6**	4.1
Total	**43.4**	42.9	**129.2**	187.1

Utilities

Revenues from the Utilities Business Group for the three months ended June 30, 2003, increased by $89.6 million to $492.4 million. This increase was primarily the result of higher natural gas supply costs. Revenues for the six months ended June 30, 2003, increased by $510.0 million to $1,499.0 million. This increase was primarily the result of higher natural gas supply and purchased power costs.

Natural gas supply and purchased power costs are recovered in customer rates. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings. Effective April 1, 2003, all of ATCO Electric's customers are now billed on a flow-through of market prices for electric energy. The "flow-through" rate is based on the actual spot market price for the energy that customers use during each billing period.

Earnings for the three months ended June 30, 2003, increased by $0.5 million to $12.2 million. This increase was primarily the result of improved operating results in ATCO Electric and higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by weaker operating results and higher operating and maintenance costs in ATCO Gas.

Earnings for the six months ended June 30, 2003, increased by $2.9 million to $56.0 million, excluding the $66.7 million of earnings on the sale of the Viking property in 2002. This increase was primarily the result of improved operating results in ATCO Electric and higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by weaker operating results in ATCO Gas. Earnings for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $119.8 million.

ATCO Gas commenced in the first quarter the first phase of a major project to relocate natural gas meters currently inside homes to the outside. The target is to move 22,000 meters in 2003 in order to replace aging infrastructure and facilitate efficient meter reading.

Power Generation

Revenues from the Power Generation Business Group for the three and six months ended June 30, 2003, increased by $13.2 million to $145.1 million, and by $47.6 million to $325.4 million, respectively. These increases were primarily due to higher prices received for electricity sold to the Alberta Power Pool, the commencement of commercial operations in the first quarter of 2003 at the new Cory and Muskeg River generating plants and higher capacity and energy charges and improved operating results in Alberta Power (2000). The increase in revenues was partially offset by reduced revenues from TXU Europe for the Barking generating plant in the United Kingdom. Alberta Power Pool prices for the three and six months ended June 30, 2003, averaged $50.88 and $66.45 per megawatt hour, respectively, compared to average prices of $43.90 and $39.82 for the corresponding periods in 2002. Natural gas prices for the three and six months ended June 30, 2003, averaged $6.47 and $7.11 per gigajoule, respectively, compared to average prices of $3.69 and $3.52 for the corresponding periods in 2002.

Earnings for the three months ended June 30, 2003, decreased by $0.3 million to $15.1 million. This decrease was primarily due to higher fuel costs arising from higher natural gas prices in Canada and reduced earnings from TXU Europe for the Barking generating plant in the United Kingdom, partially offset by higher prices received for electricity sold to the Alberta Power Pool and improved operating results in Alberta Power (2000). Earnings for the six months ended June 30, 2003, increased by $6.2 million to $39.2 million. This increase was primarily due to higher prices received for electricity sold to the Alberta Power Pool and improved operating results in Alberta Power (2000), partially offset by higher fuel costs arising from higher natural gas prices and reduced earnings from TXU Europe for the Barking generating plant in the United Kingdom.

Logistics and Energy Services

Revenues from the Logistics and Energy Services Business Group for the three and six months ended June 30, 2003, increased by $118.8 million to $332.6 million, and by $249.1 million to $700.2 million, respectively. These increases were primarily due to higher prices for natural gas purchased for ATCO Midstream's customers and higher natural gas liquids prices.

Earnings for the three and six months ended June 30, 2003, increased by $2.7 million to $14.5 million, and by $1.4 million to $28.8 million, respectively. These increases were primarily due to higher earnings from natural gas liquids operations (ATCO Midstream), partially offset by lower earnings from ATCO Frontec projects and lower earnings from ATCO Midstream's storage operations.

ATCO Pipelines commenced commercial operation on March 31, 2003, to Calgary Energy Centre's facility that generates 250 megawatts of electricity requiring 44 terajoules per day of natural gas. In June 2003, ATCO Pipelines completed construction of a 6.8 kilometre 219 millimetre pipeline to deliver an incremental 50 terajoules per day to the Dow Chemical complex at Fort Saskatchewan, Alberta.

ATCO Frontec was awarded the Area Support Unit London, Ontario Maintenance contract in early 2003. The project includes the operation and maintenance of 23 properties and related Canadian Department of National Defence buildings as well as two rifle ranges. On September 1, 2003, five properties in North Bay and surrounding areas will be added to the initial contract.

Technologies and Other Businesses

Revenues from technologies and other businesses for the three and six months ended June 30, 2003, increased by $9.3 million to $33.7 million, and by $10.4 million to $60.0 million, respectively. These increases were primarily due to increased business activity and commencement of work for new customers.

Earnings for the three and six months ended June 30, 2003, increased by $4.0 million to $6.1 million, and by $4.4 million to $8.8 million, respectively. These increases were primarily due to increased business activity and commencement of work for new customers.

During the first quarter, ATCO I-Tek successfully passed the new electric enrollment industry-wide test. This means that ATCO Electric is the first electric distribution company in Alberta to have systems in place to provide real time customer energy use to retailers and the Alberta Power Pool.

ATCO I-Tek quickly implemented system changes and made significant adjustments in the call centre and infrastructure during the first quarter to enable ATCO Gas to offer a new six month budget payment option to its customers to assist with higher than normal natural gas prices.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary CU Inc.

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

In December 2002, Direct Energy Marketing Limited ("Direct Energy") agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that improve the environment for retail competition in the Province. Amendments to the Electric Utilities Act and Gas Utilities Act received Royal Assent in March 2003 and were proclaimed in force in June 2003. In April 2003, ATCO Gas and ATCO Electric filed applications with the AEUB for approval to sell their retail operations to Direct Energy. An AEUB hearing to approve the sale is scheduled to commence August 27, 2003.

In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of the AEUB. Based on the proposed proceeding schedule, the hearing will commence in November 2003. A decision from the AEUB is not expected until 2004.

In May 2003, the AEUB issued a decision respecting affiliate transactions between ATCO Electric, ATCO Gas and ATCO Pipelines (the "ATCO utilities") and their affiliates. The decision and the resulting Code of Conduct set the framework for ongoing affiliate transactions. The ATCO utilities must be able to demonstrate that an affiliate can provide a service or product at a lower cost than the ATCO utility can, and the pricing from the affiliate must be at fair market value.

Hearings for ATCO Electric's general tariff application for the 2003, 2004 and 2005 test years commenced on April 15, 2003, and were completed in May 2003. A decision is expected in 2003. During the hearings, ATCO Electric withdrew the 2005 test year from its application in light of uncertainty around whether the equity component and return for 2005 will be determined based on the merits of its application or through the generic cost of capital proceeding.

In June 2003, the AEUB issued a decision approving the interim balances as applied for by ATCO Electric of $4.8 million for the 2002 regulated rate option deferral accounts and $16.6 million for the 2003 regulated rate option energy deferral account accumulated for the first 3 months of 2003. The AEUB directed that ATCO Electric collect these interim balances from customers over the period July 1, 2003 to December 31, 2003.

The proceedings for ATCO Gas' general rate application for the 2003 and 2004 test years have been completed. A decision from the AEUB on the matters reviewed is expected in 2003.

In February 2003, the AEUB issued a decision approving the methodology of distributing the proceeds from the sale of the Beaverhill Lake and Fort Saskatchewan natural gas producing properties and, in March 2003, $23 million of the related sales proceeds was refunded to ATCO

Gas' North division customers. The sale has no impact on earnings. Also, in March 2003, $2.5 million resulting from the AEUB approval of the final distribution service rates for ATCO Gas' North division for 2002, established in a negotiated settlement, was refunded to ATCO Gas' North division customers.

In January 2003, the AEUB issued a decision approving ATCO Pipelines' negotiated settlement of the 2001/2002 exchange deferred account deficit, which arose from the exchange mechanism utilized to deliver net producer transportation quantities sourced on the ATCO system onto the system owned by NOVA Gas Transmission Ltd. The decision approved mechanisms to collect ATCO Pipelines' South division deficit of approximately $9.2 million over a two year period and ATCO Pipelines' North division deficit of $2.3 million in 2003. The decision also provided for the recovery of carrying costs.

In February 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years. Hearings were completed July 8, 2003. A decision from the AEUB is expected later this year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, preferred shares and common equity. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

Cash flow from operations for the three and six months ended June 30, 2003, increased by $0.8 million to $101.3 million, and by $27.4 million to $261.7 million, respectively. These increases were primarily the result of increased earnings, excluding the impact of the sale of the Viking property in 2002. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking property, of which $20.6 million had reduced cash flow from operations.

Investing for the three months ended June 30, 2003, decreased by $76.4 million to $73.3 million. This decrease was primarily due to lower capital expenditures and higher recovery of non-current deferred electricity costs. Investing for the six months ended June 30, 2003, excluding the $106.9 million sale of the Viking property, decreased by $43.5 million to $193.2 million. This decrease was primarily due to lower capital expenditures, partially offset by changes in non-cash working capital in respect of investing activities. Investing for the six months ended June 30, 2002, including the impact of the sale of the Viking property, was $129.8 million. Capital expenditures for the three and six months ended June 30, 2003, decreased by $53.5 million to $108.6 million, and by $83.1 million to $184.7 million, respectively. These decreases were primarily due to lower investment in power generation projects and in electric and natural gas transmission projects, partially offset by increased investment in regulated natural gas distribution projects.

During the three months ended June 30, 2003, the Corporation issued $19.1 million of non-recourse long term debt and redeemed $36.0 million of notes payable, $7.0 million of long term debt and $3.6 million of non-recourse long term debt, resulting in a net decrease of $27.5 million. During the six months ended June 30, 2003, the Corporation issued $5.5 million of long term debt and $40.7 million of non-recourse long term debt and redeemed $8.8 million of long term debt and $17.2 million of non-recourse long term debt, resulting in a net increase of $20.2 million.

During the three months ended June 30, 2003, the deferred electricity cost obligation was reduced by $18.8 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period April 1, 2003, to June 30, 2003. During the six months ended June 30, 2003, the deferred electricity cost obligation was reduced by $35.1 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period January 1, 2003, to June 30, 2003. The $15.9 million balance of the deferred electricity cost obligation outstanding at June 30, 2003, will be billed by December 31, 2003.

On April 17, 2003, the Corporation issued 6,000,000 Cumulative Redeemable Second Preferred Shares Series X, having a dividend rate of 6.00%, at a price of $25.00 per share, for aggregate gross proceeds of $150,000,000. The net proceeds of the issue were added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.

At June 30, 2003, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	**Used**	**Available**
		($ Millions)	
Long term committed	350.0	58.1	291.9
Short term committed	622.7	39.6	583.1
Uncommitted	230.1	9.1	221.0
Total	1,202.8	106.8	1,096.0

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $232.2 million at June 30, 2003, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class A shares. The offer expired on May 19, 2003. Over the life of the offer, 17,300 shares were purchased. On May 20, 2003, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class A shares. The

offer will expire on May 19, 2004. From May 20, 2003, to July 22, 2003, 22,300 shares have been purchased.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

The water levels in the cooling pond used by Alberta Power (2000)'s Battle River generating plant have returned to normal levels. Consequently the plant is now producing electricity according to its Power Purchase Arrangement contractual requirements. Prior to the return to normal water levels, the Corporation made a force majeure claim in respect of short term curtailed plant production which was experienced during the first quarter of 2003.

July 22, 2003

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2003	2002	**2003**	2002
Revenues		**$ 797.5**	$ 644.4	**$2,169.7**	$1,502.5
Costs and expenses					
Natural gas supply		**295.4**	172.8	**1,015.7**	518.1
Purchased power		**41.3**	44.0	**117.7**	93.9
Operation and maintenance		**205.1**	189.1	**441.6**	363.2
Selling and administrative		**38.2**	35.4	**68.4**	68.2
Depreciation and amortization		**63.2**	58.1	**134.1**	117.9
Interest		**38.0**	37.5	**76.0**	76.8
Interest on non-recourse long term debt		**9.7**	7.3	**19.5**	15.4
Franchise fees		**30.1**	24.5	**76.5**	57.7
		721.0	568.7	**1,949.5**	1,311.2
		76.5	75.7	**220.2**	191.3
Gain on sale of Viking-Kinsella property	2	**-**	-	**-**	108.5
Interest and other income		**9.7**	4.9	**15.2**	11.7
Earnings before income taxes		**86.2**	80.6	**235.4**	311.5
Income taxes		**34.3**	33.3	**91.0**	115.7
Net earnings		**51.9**	47.3	**144.4**	195.8
Dividends on equity preferred shares		**8.5**	4.4	**15.2**	8.7
Earnings attributable to Class A and Class B shares	2	**43.4**	42.9	**129.2**	187.1
Retained earnings at beginning of period		**1,368.2**	1,250.1	**1,314.9**	1,136.9
		1,411.6	1,293.0	**1,444.1**	1,324.0
Dividends on Class A and Class B shares		**32.4**	31.1	**64.7**	62.1
Direct charges	3	**4.0**	-	**4.2**	-
Retained earnings at end of period		**$1,375.2**	$1,261.9	**$1,375.2**	$1,261.9
Earnings per Class A and Class B share	2, 4	**$ 0.69**	$ 0.67	**$ 2.04**	$ 2.95
Diluted earnings per Class A and Class B share	2, 4	**$ 0.69**	$ 0.67	**$ 2.03**	$ 2.94
Dividends paid per Class A and Class B share		**$ 0.51**	$ 0.49	**$ 1.02**	$ 0.98

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	June 30		December 31
		2003	2002	2002
ASSETS		*(Unaudited)*		*(Audited)*
Current assets				
Cash and short term investments		**$ 566.5**	$ 179.4	$ 438.9
Accounts receivable		**407.1**	308.5	459.4
Inventories		**117.9**	89.8	121.7
Income taxes recoverable		**9.8**	-	20.2
Deferred natural gas costs		**5.7**	11.2	31.2
Deferred electricity costs		**13.5**	52.4	20.7
Prepaid expenses		**35.8**	21.6	25.4
		1,156.3	662.9	1,117.5
Property, plant and equipment		**4,647.5**	4,465.4	4,657.0
Security deposits for debt		**23.5**	23.9	26.1
Other assets		**129.3**	130.6	133.8
		$5,956.6	$5,282.8	$5,934.4
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ -**	$ 4.0	$ 5.0
Accounts payable and accrued liabilities		**326.5**	310.0	451.3
Income taxes payable		**-**	20.1	-
Future income taxes		**6.0**	1.3	16.8
Notes payable		**-**	5.0	-
Deferred electricity cost obligation		**15.9**	-	51.0
Non-recourse long term debt due within one year		**43.2**	31.6	46.1
		391.6	372.0	570.2
Future income taxes		**226.2**	203.2	230.8
Deferred credits		**85.7**	71.7	78.8
Long term debt		**1,914.1**	1,828.5	1,916.9
Non-recourse long term debt		**819.4**	698.9	821.1
Equity preferred shares	6	**636.5**	336.5	486.5
Class A and Class B share owners' equity				
Class A and Class B shares	4	**509.6**	509.5	509.6
Retained earnings		**1,375.2**	1,261.9	1,314.9
Foreign currency translation adjustment		**(1.7)**	0.6	5.6
		1,883.1	1,772.0	1,830.1
		$5,956.6	$5,282.8	$5,934.4

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Millions of Canadian Dollars)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2003	2002	**2003**	2002
Operating activities					
Earnings attributable to Class A and Class B shares		**$ 43.4**	$ 42.9	**$ 129.2**	$ 187.1
Non-cash items included in earnings:					
Depreciation and amortization		**63.2**	58.1	**134.1**	117.9
Future income taxes		**(0.7)**	0.8	**3.9**	(2.4)
Gain on sale of Viking-Kinsella property - net of current income taxes	2	**-**	-	**-**	(66.7)
Other - net		**(4.6)**	(1.3)	**(5.5)**	(1.6)
Cash flow from operations		**101.3**	100.5	**261.7**	234.3
Changes in non-cash working capital		**46.5**	(224.0)	**(7.1)**	(100.5)
		147.8	(123.5)	**254.6**	133.8
Investing activities					
Purchase of property, plant and equipment		**(108.6)**	(162.1)	**(184.7)**	(267.8)
Sale of Viking-Kinsella property - net of current income taxes	2	**-**	-	**-**	106.9
Proceeds (costs) on disposal of other property, plant and equipment		**2.9**	(1.0)	**10.1**	1.0
Contributions by utility customers for extensions to plant		**9.6**	5.8	**23.7**	14.6
Non-current deferred electricity costs		**19.0**	8.5	**4.9**	17.1
Changes in non-cash working capital		**6.4**	2.7	**(46.9)**	3.1
Other		**(2.6)**	(3.6)	**(0.3)**	(4.7)
		(73.3)	(149.7)	**(193.2)**	(129.8)
Financing activities					
Change in notes payable		**(36.0)**	(4.4)	**-**	0.4
Deferred electricity cost obligation		**(18.8)**	-	**(35.1)**	-
Issue of long term debt		**-**	-	**5.5**	-
Issue of non-recourse long term debt		**19.1**	24.4	**40.7**	40.3
Repayment of long term debt		**(7.0)**	(8.6)	**(8.8)**	(28.6)
Repayment of non-recourse long term debt		**(3.6)**	(1.0)	**(17.2)**	(23.2)
Issue of equity preferred shares	6	**150.0**	-	**150.0**	-
Issue (purchase) of Class A shares		**(1.2)**	1.0	**(1.5)**	2.8
Dividends paid to Class A and Class B share owners		**(32.4)**	(31.1)	**(64.7)**	(62.1)
Changes in non-cash working capital		**5.0**	(1.5)	**6.7**	(0.6)
Other		**-**	(7.9)	**2.0**	(1.0)
		75.1	(29.1)	**77.6**	(72.0)
Foreign currency translation		**(1.9)**	1.7	**(6.4)**	0.5
Cash position[(1)]					
Increase (decrease)		**147.7**	(300.6)	**132.6**	(67.5)
Beginning of period		**418.8**	476.0	**433.9**	242.9
End of period		**$ 566.5**	$ 175.4	**$ 566.5**	$ 175.4

[(1)] Cash position is defined as cash and short term investments less current bank indebtedness, and includes $81.4 million (2002 - $100.8 million) which is only available for use in joint ventures.

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2002 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2002.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2003 and June 30, 2002 are not necessarily indicative of operations on an annual basis.

Certain 2002 figures have been reclassified to conform to the current presentation.

2. Gain on sale of Viking-Kinsella property

In 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million. This sale increased earnings for the six months ended June 30, 2002 by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

3. Direct charges to retained earnings

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Issue costs of equity preferred shares (after income taxes)	**$2.7**	$ -	**$2.7**	$ -
Purchase of Class A shares	**1.3**	-	**1.5**	-
	$4.0	$ -	**$4.2**	$ -

4. Class A and Class B shares

There are 40,143,944 (2002 – 40,057,660) Class A non-voting shares and 23,241,291 (2002 – 23,351,925) Class B common shares outstanding on June 30, 2003. In addition, there are 981,450 options to purchase Class A non-voting shares outstanding at June 30, 2003 under the Corporation's stock option plan. Subsequent to June 30, 2003 no stock options were granted; as of July 16, 2003, 3,000 Class A non-voting shares have been purchased and there were no changes to shares under option.

4. Class A and Class B shares (continued)

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Weighted-average shares outstanding	**63,397,143**	63,394,105	**63,404,324**	63,368,017
Effect of dilutive stock options	**261,006**	344,920	**253,713**	319,757
Weighted-average diluted shares outstanding	**63,658,149**	63,739,025	**63,658,037**	63,687,774

5. Stock based compensation

While the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments encourage the adoption of the fair value based method of accounting for stock options, other methods of accounting are permitted. The Corporation has chosen to retain its existing accounting policy, which is permitted by the recommendations, whereby no compensation expense is recognized upon the granting or exercise of stock options.

Had the Corporation adopted the fair value based method of accounting for stock options, earnings for the three and six months ended June 30, 2003 would have been reduced by $0.1 million, but there would have been no effect on earnings per share. For the three and six months ended June 30, 2002, there would have been no effect on reported earnings or earnings per share.

6. Equity preferred shares

On April 17, 2003, the Corporation issued $150.0 million of Cumulative Redeemable Second Preferred Shares Series X for cash. The dividend rate has been fixed at 6.0%.

7. Segmented information

Six months ended **June 30, 2003** June 30, 2002	Utilities	Power Generation	Logistics & Energy Services	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$1,459.6**	**$ 325.4**	**$374.3**	**$10.4**	**$ -**	**$ -**	**$2,169.7**
	$ 947.2	$ 277.8	$273.0	$ 4.5	$ -	$ -	$1,502.5
Revenues – intersegment	**39.4**	**-**	**325.9**	**49.6**	**5.7**	**(420.6)**	**-**
	41.8	-	178.1	45.1	5.5	(270.5)	-
Revenues	**$1,499.0**	**$ 325.4**	**$700.2**	**$60.0**	**$ 5.7**	**$(420.6)**	**$2,169.7**
	$ 989.0	$ 277.8	$451.1	$49.6	$ 5.5	$(270.5)	$1,502.5
Earnings attributable to Class A and Class B shares	**$ 56.0**	**$ 39.2**	**$ 28.8**	**$ 8.8**	**$ (6.2)**	**$ 2.6**	**$ 129.2**
	$ 119.8	$ 33.0	$ 27.4	$ 4.4	$ (1.6)	$ 4.1	$ 187.1
Total assets	**$2,437.5**	**$2,170.9**	**$804.7**	**$49.7**	**$516.9**	**$ (23.1)**	**$5,956.6**
	$2,364.4	$2,048.1	$801.6	$44.3	$ 24.5	$ (0.1)	$5,282.8

7. **Segmented information** (continued)

Three months ended **June 30, 2003** June 30, 2002	Utilities	Power Generation	Logistics & Energy Services	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$476.8**	**$145.1**	**$168.1**	**$ 7.5**	**$ -**	**$ -**	**$797.5**
	$386.0	$131.9	$124.9	$ 1.6	$ -	$ -	$644.4
Revenues – intersegment	**15.6**	**-**	**164.5**	**26.2**	**2.9**	**(209.2)**	**-**
	16.8	-	88.9	22.8	2.7	(131.2)	-
Revenues	**$492.4**	**$145.1**	**$332.6**	**$33.7**	**$ 2.9**	**$(209.2)**	**$797.5**
	$402.8	$131.9	$213.8	$24.4	$ 2.7	$(131.2)	$644.4
Earnings attributable to Class A and Class B shares	**$ 12.2**	**$ 15.1**	**$ 14.5**	**$ 6.1**	**$(5.7)**	**$ 1.2**	**$ 43.4**
	$ 11.7	$ 15.4	$ 11.8	$ 2.1	$(0.3)	$ 2.2	$ 42.9

CANADIAN UTILITIES LIMITED

Exhibit to Consolidated Financial Statements
For the Twelve Months Ended June 30, 2003

(unaudited)

Earnings Coverage

The earnings coverage ratio for the twelve months ended June 30, 2003 was 3.00 times.



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE

CALGARY, July 24, 2003 – The Board of Directors of Canadian Utilities Limited, today declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2003)	Payment Date (2003)
Class A Non-Voting	CU	0.51	08-Aug	01-Sep
Class B Common	CU.X	0.51	08-Aug	01-Sep
Series Q 5.90%	CU.PR.T	0.368750	08-Aug	01-Sep
Series R 5.30%	CU.PR.V	0.331250	08-Aug	01-Sep
Series S 6.60%	CU.PR.D	0.412500	08-Aug	01-Sep
Series W 5.80%	CU.PR.A	0.362500	08-Aug	01-Sep
Series X 6.00%	CU.PR.B	0.375000	08-Aug	01-Sep

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 6,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about Canadian Utilities Limited can be found on the website, www.canadian-utilities.com.

Contact: J.A. Campbell
Senior Vice President, Finance
And Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

CANADIAN UTILITIES LIMITED

Date of Filing	Document Type	Tab #
	BINDER 1	
Aug 1 2003	Confirmation of mailing	1
Aug 1 2003	Interim financial statements	2
Aug 1 2003	Other	3
Jul 28 2003	Press release	4
Jul 25 2003	Press release	5
May 22 2003	Notice of intention	6
May 22 2003	Press release	7
May 22 2003	Report of exempt issuer bid (ON-Form 42, QC-s. 189.1.2 Reg.)	8
May 6 2003	Confirmation of mailing	9
May 6 2003	Interim financial statements	10
May 6 2003	Other	11
Apr 28 2003	Press release	12
Apr 10 2003	MRRS Decision Document (Final)	13
Apr 9 2003	Annual report	14
Apr 9 2003	Auditors' consent letter	15
Apr 9 2003	Certificate re dissemination to shareholders	16
Apr 9 2003	Confirmation of mailing	17
Apr 9 2003	Consent letter of issuer's legal counsel	18
Apr 9 2003	Consent letter of underwriters' legal counsel	19
Apr 9 2003	Cover letter & Final short form prospectus	20
Apr 9 2003	Underwriting or agency agreement	21
Apr 8 2003	Form of proxy	22
Apr 8 2003	Management proxy / information circular (BC, ON - Form 30, QC)	23
Apr 8 2003	Notice of meeting	24
Apr 3 2003	MRRS Decision Document (Preliminary)	25
Apr 3 2003	Preliminary Receipt	26
Apr 2 2003	Calculation of earnings coverage	27
Apr 2 2003	Cover letter	28
Apr 2 2003	Cover letter	29
Apr 2 2003	MD & A	30
Apr 2 2003	Preliminary short form prospectus	31
Apr 2 2003	Press release	32
Mar 10 2003	Audited annual financial statements	33
Mar 10 2003	MD & A	34
Mar 10 2003	Other	35
Mar 10 2003	Renewal annual information form	36
Feb 28 2003	Notice of the meeting and record date	37
Feb 27 2003	Press release	38

CANADIAN UTILITIES LIMITED

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company



03 AUG 20 AM 7:21

August 1, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities - New Brunswick
Registrar of Securities – Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: Canadian Utilities Limited

On August 1, 2003, the following material was sent by prepaid mail to registered shareholders of the above-mentioned Corporation:

1. Second Quarter Report for the Six Months ended June 30, 2003

We have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document as Agent for the above-named Corporation in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443

cc: Canadian Utilities Limited
Attention: Pat Spruin

600 The Dome Tower ■ 333-7th Avenue S.W. Suite 600 ■ Calgary, A.B. ■ T2P 2Z1 ■ Tel 403.232.2400 ■ www.cibcmellon.com



Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release

July 24, 2003

Canadian Utilities Reports June 2003 Earnings

CALGARY, Alberta – Canadian Utilities Limited reported earnings for the six months ended June 30, 2003 of $129.2 million ($2.04 per share). Earnings for the same six months in 2002 were $120.4 million ($1.90 per share), excluding the after-tax gain on the sale of the Viking-Kinsella property of $66.7 million ($1.05 per share). 2002 earnings in total were $187.1 million ($2.95 per share).

Earnings in the first six months of 2003 were higher than 2002, excluding the Viking-Kinsella gain, due to stronger operational results in the Utilities, Power Generation, and Technologies Business Groups and ATCO Midstream. These increases were partially offset by weaker operational results in ATCO Frontec, the impact of warmer temperatures in ATCO Gas, and higher dividends on equity preferred shares, net of the return earned on invested funds. Temperatures for 2003 were 9.2% colder than normal compared to 17.5% colder than normal for 2002.

Revenues for the six months ended June 30, 2003 were $2,169.7 million compared to $1,502.5 million in 2002 primarily due to the higher cost of natural gas and electricity purchased for customers on a "no margin" basis by ATCO Gas and ATCO Electric, higher prices for electricity sold to the Alberta Power Pool in ATCO Power and higher natural gas prices on gas sales by ATCO Midstream.

Cash flow from operations was $261.7 million for the six months ended June 30, 2003 compared to $234.3 million in 2002. The higher cash flow from operations was due to increased earnings, excluding the Viking-Kinsella gain. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

Earnings for the three months ended June 30, 2003 were $43.4 million compared to $42.9 million in the same period of 2002 due to stronger operational results in ATCO Electric, Alberta Power (2000), ATCO Midstream and ATCO I-Tek. These increases were partially offset by weaker operational results in ATCO Gas, ATCO Power and ATCO Frontec, the impact of warmer temperatures in ATCO Gas, and higher dividends on equity preferred shares, net of the return earned on invested funds. Temperatures for the three months ended June 30, 2003 were 17.8% colder than normal compared to 44.1% colder than normal for 2002.

Revenues for the three months ended June 30, 2003 were $797.5 million compared to $644.4 million in 2002 primarily due to the higher cost of natural gas purchased for customers on a "no margin" basis by ATCO Gas and higher natural gas prices on gas sales by ATCO Midstream.

Cash flow from operations was $101.3 million for the three months ended June 30, 2003 compared to $100.5 million in 2002.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
(403) 292-7528

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's comparative interim financial statements for the six months ended June 30, 2003, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative financial statements for the year ended December 31, 2002. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 7 of the comparative interim financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares"), and earnings and diluted earnings per Class A and Class B share were as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions except per share data) (unaudited)			
Revenues	**797.5**	644.4	**2,169.7**	1,502.5
Earnings attributable to Class A and Class B shares (1) (2) (3)	**43.4**	42.9	**129.2**	187.1
Earnings per Class A and Class B share (1) (2) (3)	**0.69**	0.67	**2.04**	2.95
Diluted earnings per Class A and Class B share (1) (2) (3)	**0.69**	0.67	**2.03**	2.94

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The results for the six months ended June 30, 2002, include earnings of $66.7 million ($1.05 per share) on the sale of the Viking-Kinsella natural gas producing property.

Revenues for the three months ended June 30, 2003, increased by $153.1 million to $797.5 million. This increase was primarily due to the higher cost of natural gas purchased for customers on a "no-

margin" basis by ATCO Gas and higher natural gas prices on gas sales by ATCO Midstream. Revenues for the six months ended June 30, 2003, increased by $667.2 million to $2,169.7 million. This increase was primarily due to the higher cost of natural gas and electricity purchased for customers on a "no-margin" basis by ATCO Gas and ATCO Electric, higher prices received for electricity sold to the Alberta Power Pool in ATCO Power, and higher natural gas prices on gas sales by ATCO Midstream.

Earnings attributable to Class A and Class B shares for the three months ended June 30, 2003, increased by $0.5 million ($0.02 per share) to $43.4 million ($0.69 per share). These increases were primarily due to stronger operational results in ATCO Electric, Alberta Power (2000), ATCO Midstream and ATCO I-Tek, partially offset by weaker operational results in ATCO Gas, ATCO Power and ATCO Frontec, the impact of warmer temperatures in ATCO Gas and higher dividends on equity preferred shares, net of the return earned on invested funds. Temperatures (as measured in degree days) for the three months ended June 30, 2003, were 17.8% colder than normal, whereas temperatures for the corresponding period in 2002 were 44.1% colder than normal.

Earnings attributable to Class A and Class B shares for the six months ended June 30, 2003, were $129.2 million ($2.04 per share). Earnings for the corresponding period in 2002 were $120.4 million ($1.90 per share), excluding the after-tax gain on the sale of the Viking-Kinsella natural gas producing property (the "Viking property") of $66.7 million ($1.05 per share). 2002 earnings in total were $187.1 million ($2.95 per share). Earnings for the six months ended June 30, 2003, were $8.8 million ($0.14 per share) higher than for the corresponding period in 2002, excluding the impact of the sale of the Viking property. These increases were primarily due to stronger operational results in the Utilities, Power Generation and Technologies Business Groups and in ATCO Midstream, partially offset by weaker operational results in ATCO Frontec, the impact of warmer temperatures in ATCO Gas and higher dividends on equity preferred shares, net of the return earned on invested funds. Temperatures for the six months ended June 30, 2003, were 9.2% colder than normal, whereas temperatures for the corresponding period in 2002 were 17.5% colder than normal.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three months ended June 30, 2003, increased by $144.3 million to $610.1 million. These increases were largely the result of higher natural gas costs, reflecting higher natural gas prices in 2003. Operating expenses for the six months ended June 30, 2003, increased by $618.8 million to $1,719.9 million. These increases were largely the result of higher natural gas costs, reflecting higher natural gas prices in 2003, and higher purchased power costs.

Depreciation and amortization expenses for the three and six months ended June 30, 2003, increased by $5.1 million to $63.2 million, and by $16.2 million to $134.1 million, respectively. These increases were primarily due to capital additions in 2003 and 2002 and depreciation adjustments associated with the sale of the Viking property in the six months ended June 30, 2002.

Interest expense for the three and six months ended June 30, 2003, increased by $2.9 million to $47.7 million, and by $3.3 million to $95.5 million, respectively. These increases were principally due to

higher recourse and non-recourse long term debt, partially offset by lower interest rates associated with higher cost long term debt refinanced in 2002.

In January 2002, the Corporation sold its Viking property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board ("AEUB") decision, $385 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million. This sale increased earnings for the six months ended June 30, 2002, by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

Interest and other income for the three and six months ended June 30, 2003, increased by $4.8 million to $9.7 million, and by $3.5 million to $15.2 million, respectively. These increases were primarily due to higher interest income on higher cash balances.

Income taxes for the three months ended June 30, 2003, increased by $1.0 million to $34.3 million. This increase was largely due to higher earnings, partially offset by lower income tax rates. Income taxes for the six months ended June 30, 2003, excluding the $41.8 million of income taxes on the sale of the Viking property in 2002, increased by $17.1 million to $91.0 million. This increase was largely due to higher earnings and the impact of a 2002 refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property, partially offset by lower income tax rates. Income taxes for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $115.7 million.

Dividends on equity preferred shares for the three and six months ended June 30, 2003, increased by $4.1 million to $8.5 million, and by $6.5 million to $15.2 million, respectively. These increases were primarily due to the issue of $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W on December 3, 2002, and to the issue of $150.0 million of 6.00% Cumulative Redeemable Second Preferred Shares Series X on April 17, 2003.

Segmented revenues for the three and six months ended June 30, 2003, were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**492.4**	402.8	**1,499.0**	989.0
Power Generation	**145.1**	131.9	**325.4**	277.8
Logistics and Energy Services	**332.6**	213.8	**700.2**	451.1
Technologies and Other Businesses	**33.7**	24.4	**60.0**	49.6
Corporate	**2.9**	2.7	**5.7**	5.5
Intersegment eliminations	**(209.2)**	(131.2)	**(420.6)**	(270.5)
Total	**797.5**	644.4	**2,169.7**	1,502.5

Segmented earnings attributable to Class A and Class B shares for the three and six months ended June 30, 2003, were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**12.2**	11.7	**56.0**	119.8
Power Generation	**15.1**	15.4	**39.2**	33.0
Logistics and Energy Services	**14.5**	11.8	**28.8**	27.4
Technologies and Other Businesses	**6.1**	2.1	**8.8**	4.4
Corporate	**(5.7)**	(0.3)	**(6.2)**	(1.6)
Intersegment eliminations	**1.2**	2.2	**2.6**	4.1
Total	**43.4**	42.9	**129.2**	187.1

Utilities

Revenues from the Utilities Business Group for the three months ended June 30, 2003, increased by $89.6 million to $492.4 million. This increase was primarily the result of higher natural gas supply costs. Revenues for the six months ended June 30, 2003, increased by $510.0 million to $1,499.0 million. This increase was primarily the result of higher natural gas supply and purchased power costs.

Natural gas supply and purchased power costs are recovered in customer rates. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings. Effective April 1, 2003, all of ATCO Electric's customers are now billed on a flow-through of market prices for electric energy. The "flow-through" rate is based on the actual spot market price for the energy that customers use during each billing period.

Earnings for the three months ended June 30, 2003, increased by $0.5 million to $12.2 million. This increase was primarily the result of improved operating results in ATCO Electric and higher interim rates

approved by the AEUB and customer additions in ATCO Gas, partially offset by weaker operating results and higher operating and maintenance costs in ATCO Gas.
Earnings for the six months ended June 30, 2003, increased by $2.9 million to $56.0 million, excluding the $66.7 million of earnings on the sale of the Viking property in 2002. This increase was primarily the result of improved operating results in ATCO Electric and higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by weaker operating results in ATCO Gas. Earnings for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $119.8 million.

ATCO Gas commenced in the first quarter the first phase of a major project to relocate natural gas meters currently inside homes to the outside. The target is to move 22,000 meters in 2003 in order to replace aging infrastructure and facilitate efficient meter reading.

Power Generation

Revenues from the Power Generation Business Group for the three and six months ended June 30, 2003, increased by $13.2 million to $145.1 million, and by $47.6 million to $325.4 million, respectively. These increases were primarily due to higher prices received for electricity sold to the Alberta Power Pool, the commencement of commercial operations in the first quarter of 2003 at the new Cory and Muskeg River generating plants and higher capacity and energy charges and improved operating results in Alberta Power (2000). The increase in revenues was partially offset by reduced revenues from TXU Europe for the Barking generating plant in the United Kingdom. Alberta Power Pool prices for the three and six months ended June 30, 2003, averaged $50.88 and $66.45 per megawatt hour, respectively, compared to average prices of $43.90 and $39.82 for the corresponding periods in 2002. Natural gas prices for the three and six months ended June 30, 2003, averaged $6.47 and $7.11 per gigajoule, respectively, compared to average prices of $3.69 and $3.52 for the corresponding periods in 2002.

Earnings for the three months ended June 30, 2003, decreased by $0.3 million to $15.1 million. This decrease was primarily due to higher fuel costs arising from higher natural gas prices in Canada and reduced earnings from TXU Europe for the Barking generating plant in the United Kingdom, partially offset by higher prices received for electricity sold to the Alberta Power Pool and improved operating results in Alberta Power (2000). Earnings for the six months ended June 30, 2003, increased by $6.2 million to $39.2 million. This increase was primarily due to higher prices received for electricity sold to the Alberta Power Pool and improved operating results in Alberta Power (2000), partially offset by higher fuel costs arising from higher natural gas prices and reduced earnings from TXU Europe for the Barking generating plant in the United Kingdom.

Logistics and Energy Services

Revenues from the Logistics and Energy Services Business Group for the three and six months ended June 30, 2003, increased by $118.8 million to $332.6 million, and by $249.1 million to $700.2 million, respectively. These increases were primarily due to higher prices for natural gas purchased for ATCO Midstream's customers and higher natural gas liquids prices.

Earnings for the three and six months ended June 30, 2003, increased by $2.7 million to $14.5 million, and by $1.4 million to $28.8 million, respectively. These increases were primarily due to higher earnings from natural gas liquids operations (ATCO Midstream), partially offset by lower earnings from ATCO Frontec projects and lower earnings from ATCO Midstream's storage operations.

ATCO Pipelines commenced commercial operation on March 31, 2003, to Calgary Energy Centre's facility that generates 250 megawatts of electricity requiring 44 terajoules per day of natural gas. In June 2003, ATCO Pipelines completed construction of a 6.8 kilometre 219 millimetre pipeline to deliver an incremental 50 terajoules per day to the Dow Chemical complex at Fort Saskatchewan, Alberta.

ATCO Frontec was awarded the Area Support Unit London, Ontario Maintenance contract in early 2003. The project includes the operation and maintenance of 23 properties and related Canadian Department of National Defence buildings as well as two rifle ranges. On September 1, 2003, five properties in North Bay and surrounding areas will be added to the initial contract.

Technologies and Other Businesses

Revenues from technologies and other businesses for the three and six months ended June 30, 2003, increased by $9.3 million to $33.7 million, and by $10.4 million to $60.0 million, respectively. These increases were primarily due to increased business activity and commencement of work for new customers.

Earnings for the three and six months ended June 30, 2003, increased by $4.0 million to $6.1 million, and by $4.4 million to $8.8 million, respectively. These increases were primarily due to increased business activity and commencement of work for new customers.

During the first quarter, ATCO I-Tek successfully passed the new electric enrollment industry-wide test. This means that ATCO Electric is the first electric distribution company in Alberta to have systems in place to provide real time customer energy use to retailers and the Alberta Power Pool.

ATCO I-Tek quickly implemented system changes and made significant adjustments in the call centre and infrastructure during the first quarter to enable ATCO Gas to offer a new six month budget payment option to its customers to assist with higher than normal natural gas prices.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary CU Inc.

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

In December 2002, Direct Energy Marketing Limited ("Direct Energy") agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that improve the environment for retail competition in the Province. Amendments to the Electric Utilities Act and Gas Utilities Act received Royal Assent in March 2003 and were proclaimed in force in June 2003. In April 2003, ATCO Gas and ATCO Electric filed applications with the AEUB for approval to sell their retail operations to Direct Energy. An AEUB hearing to approve the sale is scheduled to commence August 27, 2003.

In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of the AEUB. Based on the proposed proceeding schedule, the hearing will commence in November 2003. A decision from the AEUB is not expected until 2004.

In May 2003, the AEUB issued a decision respecting affiliate transactions between ATCO Electric, ATCO Gas and ATCO Pipelines (the "ATCO utilities") and their affiliates. The decision and the resulting Code of Conduct set the framework for ongoing affiliate transactions. The ATCO utilities must be able to demonstrate that an affiliate can provide a service or product at a lower cost than the ATCO utility can, and the pricing from the affiliate must be at fair market value.

Hearings for ATCO Electric's general tariff application for the 2003, 2004 and 2005 test years commenced on April 15, 2003, and were completed in May 2003. A decision is expected in 2003. During the hearings, ATCO Electric withdrew the 2005 test year from its application in light of uncertainty around whether the equity component and return for 2005 will be determined based on the merits of its application or through the generic cost of capital proceeding.

In June 2003, the AEUB issued a decision approving the interim balances as applied for by ATCO Electric of $4.8 million for the 2002 regulated rate option deferral accounts and $16.6 million for the 2003 regulated rate option energy deferral account accumulated for the first 3 months of 2003. The AEUB directed that ATCO Electric collect these interim balances from customers over the period July 1, 2003 to December 31, 2003.

The proceedings for ATCO Gas' general rate application for the 2003 and 2004 test years have been completed. A decision from the AEUB on the matters reviewed is expected in 2003.

In February 2003, the AEUB issued a decision approving the methodology of distributing the proceeds from the sale of the Beaverhill Lake and Fort Saskatchewan natural gas producing properties and, in

March 2003, $23 million of the related sales proceeds was refunded to ATCO Gas' North division customers. The sale has no impact on earnings. Also, in March 2003, $2.5

million resulting from the AEUB approval of the final distribution service rates for ATCO Gas' North division for 2002, established in a negotiated settlement, was refunded to ATCO Gas' North division customers.

In January 2003, the AEUB issued a decision approving ATCO Pipelines' negotiated settlement of the 2001/2002 exchange deferred account deficit, which arose from the exchange mechanism utilized to deliver net producer transportation quantities sourced on the ATCO system onto the system owned by NOVA Gas Transmission Ltd. The decision approved mechanisms to collect ATCO Pipelines' South division deficit of approximately $9.2 million over a two year period and ATCO Pipelines' North division deficit of $2.3 million in 2003. The decision also provided for the recovery of carrying costs.

In February 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years. Hearings were completed July 8, 2003. A decision from the AEUB is expected later this year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, preferred shares and common equity. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

Cash flow from operations for the three and six months ended June 30, 2003, increased by $0.8 million to $101.3 million, and by $27.4 million to $261.7 million, respectively. These increases were primarily the result of increased earnings, excluding the impact of the sale of the Viking property in 2002. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking property, of which $20.6 million had reduced cash flow from operations.

Investing for the three months ended June 30, 2003, decreased by $76.4 million to $73.3 million. This decrease was primarily due to lower capital expenditures and higher recovery of non-current deferred electricity costs. Investing for the six months ended June 30, 2003, excluding the $106.9 million sale of the Viking property, decreased by $43.5 million to $193.2 million. This decrease was primarily due to lower capital expenditures, partially offset by changes in non-cash working capital in respect of investing activities. Investing for the six months ended June 30, 2002, including the impact of the sale of the Viking property, was $129.8 million. Capital expenditures for the three and six months ended June 30, 2003, decreased by $53.5 million to $108.6 million, and by $83.1 million to $184.7 million, respectively. These decreases were primarily due to lower investment in power generation projects and in electric and natural gas transmission projects, partially offset by increased investment in regulated natural gas distribution projects.

During the three months ended June 30, 2003, the Corporation issued $19.1 million of non-recourse long term debt and redeemed $36.0 million of notes payable, $7.0 million of long term

debt and $3.6 million of non-recourse long term debt, resulting in a net decrease of $27.5 million. During the six months ended June 30, 2003, the Corporation issued $5.5 million of long term debt and $40.7 million of non-recourse long term debt and redeemed $8.8 million of long term debt and $17.2 million of non-recourse long term debt, resulting in a net increase of $20.2 million.

During the three months ended June 30, 2003, the deferred electricity cost obligation was reduced by $18.8 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period April 1, 2003, to June 30, 2003. During the six months ended June 30, 2003, the deferred electricity cost obligation was reduced by $35.1 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period January 1, 2003, to June 30, 2003. The $15.9 million balance of the deferred electricity cost obligation outstanding at June 30, 2003, will be billed by December 31, 2003.

On April 17, 2003, the Corporation issued 6,000,000 Cumulative Redeemable Second Preferred Shares Series X, having a dividend rate of 6.00%, at a price of $25.00 per share, for aggregate gross proceeds of $150,000,000. The net proceeds of the issue were added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.

At June 30, 2003, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	**Used**	**Available**
		($ Millions)	
Long term committed	350.0	58.1	291.9
Short term committed	622.7	39.6	583.1
Uncommitted	230.1	9.1	221.0
Total	1,202.8	106.8	1,096.0

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $232.2 million at June 30, 2003, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class A shares. The offer expired on May 19, 2003. Over the life of the offer, 17,300 shares were purchased. On May 20, 2003, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class A shares. The offer will expire on May 19, 2004. From May 20, 2003, to July 22, 2003, 22,300 shares have been purchased.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

The water levels in the cooling pond used by Alberta Power (2000)'s Battle River generating plant have returned to normal levels. Consequently the plant is now producing electricity according to its Power Purchase Arrangement contractual requirements. Prior to the return to normal water levels, the Corporation made a force majeure claim in respect of short term curtailed plant production which was experienced during the first quarter of 2003.

July 22, 2003

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three Months Ended June 30 2003	Three Months Ended June 30 2002	Six Months Ended June 30 2003	Six Months Ended June 30 2002
Revenues		**$ 797.5**	$ 644.4	**$2,169.7**	$1,502.5
Costs and expenses					
Natural gas supply		**295.4**	172.8	**1,015.7**	518.1
Purchased power		**41.3**	44.0	**117.7**	93.9
Operation and maintenance		**205.1**	189.1	**441.6**	363.2
Selling and administrative		**38.2**	35.4	**68.4**	68.2
Depreciation and amortization		**63.2**	58.1	**134.1**	117.9
Interest		**38.0**	37.5	**76.0**	76.8
Interest on non-recourse long term debt		**9.7**	7.3	**19.5**	15.4
Franchise fees		**30.1**	24.5	**76.5**	57.7
		721.0	568.7	**1,949.5**	1,311.2
		76.5	75.7	**220.2**	191.3
Gain on sale of Viking-Kinsella property	2	**-**	-	**-**	108.5
Interest and other income		**9.7**	4.9	**15.2**	11.7
Earnings before income taxes		**86.2**	80.6	**235.4**	311.5
Income taxes		**34.3**	33.3	**91.0**	115.7
Net earnings		**51.9**	47.3	**144.4**	195.8
Dividends on equity preferred shares		**8.5**	4.4	**15.2**	8.7
Earnings attributable to Class A and Class B shares	2	**43.4**	42.9	**129.2**	187.1
Retained earnings at beginning of period		**1,368.2**	1,250.1	**1,314.9**	1,136.9
		1,411.6	1,293.0	**1,444.1**	1,324.0
Dividends on Class A and Class B shares		**32.4**	31.1	**64.7**	62.1
Direct charges	3	**4.0**	-	**4.2**	-
Retained earnings at end of period		**$1,375.2**	$1,261.9	**$1,375.2**	$1,261.9
Earnings per Class A and Class B share	2, 4	**$ 0.69**	$ 0.67	**$ 2.04**	$ 2.95
Diluted earnings per Class A and Class B share	2, 4	**$ 0.69**	$ 0.67	**$ 2.03**	$ 2.94
Dividends paid per Class A and Class B share		**$ 0.51**	$ 0.49	**$ 1.02**	$ 0.98

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	June 30 **2003**	June 30 2002	December 31 2002
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments		**$ 566.5**	$ 179.4	$ 438.9
Accounts receivable		**407.1**	308.5	459.4
Inventories		**117.9**	89.8	121.7
Income taxes recoverable		**9.8**	-	20.2
Deferred natural gas costs		**5.7**	11.2	31.2
Deferred electricity costs		**13.5**	52.4	20.7
Prepaid expenses		**35.8**	21.6	25.4
		1,156.3	662.9	1,117.5
Property, plant and equipment		**4,647.5**	4,465.4	4,657.0
Security deposits for debt		**23.5**	23.9	26.1
Other assets		**129.3**	130.6	133.8
		$5,956.6	$5,282.8	$5,934.4
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ -**	$ 4.0	$ 5.0
Accounts payable and accrued liabilities		**326.5**	310.0	451.3
Income taxes payable		**-**	20.1	-
Future income taxes		**6.0**	1.3	16.8
Notes payable		**-**	5.0	-
Deferred electricity cost obligation		**15.9**	-	51.0
Non-recourse long term debt due within one year		**43.2**	31.6	46.1
		391.6	372.0	570.2
Future income taxes		**226.2**	203.2	230.8
Deferred credits		**85.7**	71.7	78.8
Long term debt		**1,914.1**	1,828.5	1,916.9
Non-recourse long term debt		**819.4**	698.9	821.1
Equity preferred shares	6	**636.5**	336.5	486.5
Class A and Class B share owners' equity				
Class A and Class B shares	4	**509.6**	509.5	509.6
Retained earnings		**1,375.2**	1,261.9	1,314.9
Foreign currency translation adjustment		**(1.7)**	0.6	5.6
		1,883.1	1,772.0	1,830.1
		$5,956.6	$5,282.8	$5,934.4

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Millions of Canadian Dollars)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2003	2002	**2003**	2002
Operating activities					
Earnings attributable to Class A and Class B shares		**$ 43.4**	$ 42.9	**$ 129.2**	$ 187.1
Non-cash items included in earnings:					
Depreciation and amortization		**63.2**	58.1	**134.1**	117.9
Future income taxes		**(0.7)**	0.8	**3.9**	(2.4)
Gain on sale of Viking-Kinsella property - net of current income taxes	2	**-**	-	**-**	(66.7)
Other - net		**(4.6)**	(1.3)	**(5.5)**	(1.6)
Cash flow from operations		**101.3**	100.5	**261.7**	234.3
Changes in non-cash working capital		**46.5**	(224.0)	**(7.1)**	(100.5)
		147.8	(123.5)	**254.6**	133.8
Investing activities					
Purchase of property, plant and equipment		**(108.6)**	(162.1)	**(184.7)**	(267.8)
Sale of Viking-Kinsella property - net of current income taxes	2	**-**	-	**-**	106.9
Proceeds (costs) on disposal of other property, plant and equipment		**2.9**	(1.0)	**10.1**	1.0
Contributions by utility customers for extensions to plant		**9.6**	5.8	**23.7**	14.6
Non-current deferred electricity costs		**19.0**	8.5	**4.9**	17.1
Changes in non-cash working capital		**6.4**	2.7	**(46.9)**	3.1
Other		**(2.6)**	(3.6)	**(0.3)**	(4.7)
		(73.3)	(149.7)	**(193.2)**	(129.8)
Financing activities					
Change in notes payable		**(36.0)**	(4.4)	**-**	0.4
Deferred electricity cost obligation		**(18.8)**	-	**(35.1)**	-
Issue of long term debt		**-**	-	**5.5**	-
Issue of non-recourse long term debt		**19.1**	24.4	**40.7**	40.3
Repayment of long term debt		**(7.0)**	(8.6)	**(8.8)**	(28.6)
Repayment of non-recourse long term debt		**(3.6)**	(1.0)	**(17.2)**	(23.2)
Issue of equity preferred shares	6	**150.0**	-	**150.0**	-
Issue (purchase) of Class A shares		**(1.2)**	1.0	**(1.5)**	2.8
Dividends paid to Class A and Class B share owners		**(32.4)**	(31.1)	**(64.7)**	(62.1)
Changes in non-cash working capital		**5.0**	(1.5)	**6.7**	(0.6)
Other		**-**	(7.9)	**2.0**	(1.0)
		75.1	(29.1)	**77.6**	(72.0)
Foreign currency translation		**(1.9)**	1.7	**(6.4)**	0.5
Cash position[1]					
Increase (decrease)		**147.7**	(300.6)	**132.6**	(67.5)
Beginning of period		**418.8**	476.0	**433.9**	242.9
End of period		**$ 566.5**	$ 175.4	**$ 566.5**	$ 175.4

[1] Cash position is defined as cash and short term investments less current bank indebtedness, and includes $81.4 million (2002 - $100.8 million) which is only available for use in joint ventures.

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2002 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2002.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2003 and June 30, 2002 are not necessarily indicative of operations on an annual basis.

Certain 2002 figures have been reclassified to conform to the current presentation.

2. Gain on sale of Viking-Kinsella property

In 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million. This sale increased earnings for the six months ended June 30, 2002 by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

3. Direct charges to retained earnings

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Issue costs of equity preferred shares (after income taxes)	**$2.7**	$ -	**$2.7**	$ -
Purchase of Class A shares	**1.3**	-	**1.5**	-
	$4.0	$ -	**$4.2**	$ -

4. Class A and Class B shares

There are 40,143,944 (2002 – 40,057,660) Class A non-voting shares and 23,241,291 (2002 – 23,351,925) Class B common shares outstanding on June 30, 2003. In addition, there are 981,450 options to purchase Class A non-voting shares outstanding at June 30, 2003 under the Corporation's stock option plan. Subsequent to June 30, 2003 no stock options were granted; as of July 16, 2003, 3,000 Class A non-voting shares have been purchased and there were no changes to shares under option.







4. Class A and Class B shares (continued)

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Weighted-average shares outstanding	**63,397,143**	63,394,105	**63,404,324**	63,368,017
Effect of dilutive stock options	**261,006**	344,920	**253,713**	319,757
Weighted-average diluted shares outstanding	**63,658,149**	63,739,025	**63,658,037**	63,687,774

5. Stock based compensation

While the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments encourage the adoption of the fair value based method of accounting for stock options, other methods of accounting are permitted. The Corporation has chosen to retain its existing accounting policy, which is permitted by the recommendations, whereby no compensation expense is recognized upon the granting or exercise of stock options.

Had the Corporation adopted the fair value based method of accounting for stock options, earnings for the three and six months ended June 30, 2003 would have been reduced by $0.1 million, but there would have been no effect on earnings per share. For the three and six months ended June 30, 2002, there would have been no effect on reported earnings or earnings per share.

6. Equity preferred shares

On April 17, 2003, the Corporation issued $150.0 million of Cumulative Redeemable Second Preferred Shares Series X for cash. The dividend rate has been fixed at 6.0%.

7. Segmented information

Six months ended **June 30, 2003** June 30, 2002	Utilities	Power Generation	Logistics & Energy Services	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$1,459.6**	**$ 325.4**	**$374.3**	**$10.4**	**$ -**	**$ -**	**$2,169.7**
	$ 947.2	$ 277.8	$273.0	$ 4.5	$ -	$ -	$1,502.5
Revenues – intersegment	**39.4**	**-**	**325.9**	**49.6**	**5.7**	**(420.6)**	**-**
	41.8	-	178.1	45.1	5.5	(270.5)	-
Revenues	**$1,499.0**	**$ 325.4**	**$700.2**	**$60.0**	**$ 5.7**	**$(420.6)**	**$2,169.7**
	$ 989.0	$ 277.8	$451.1	$49.6	$ 5.5	$(270.5)	$1,502.5
Earnings attributable to Class A and Class B shares	**$ 56.0**	**$ 39.2**	**$ 28.8**	**$ 8.8**	**$ (6.2)**	**$ 2.6**	**$ 129.2**
	$ 119.8	$ 33.0	$ 27.4	$ 4.4	$ (1.6)	$ 4.1	$ 187.1
Total assets	**$2,437.5**	**$2,170.9**	**$804.7**	**$49.7**	**$516.9**	**$ (23.1)**	**$5,956.6**
	$2,364.4	$2,048.1	$801.6	$44.3	$ 24.5	$ (0.1)	$5,282.8





7. **Segmented information** (continued)

Three months ended **June 30, 2003** June 30, 2002	Utilities	Power Generation	Logistics & Energy Services	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$476.8**	**$145.1**	**$168.1**	**$ 7.5**	**$ -**	**$ -**	**$797.5**
	$386.0	$131.9	$124.9	$ 1.6	$ -	$ -	$644.4
Revenues – intersegment	**15.6**	**-**	**164.5**	**26.2**	**2.9**	**(209.2)**	**-**
	16.8	-	88.9	22.8	2.7	(131.2)	-
Revenues	**$492.4**	**$145.1**	**$332.6**	**$33.7**	**$ 2.9**	**$(209.2)**	**$797.5**
	$402.8	$131.9	$213.8	$24.4	$ 2.7	$(131.2)	$644.4
Earnings attributable to Class A and Class B shares	**$ 12.2**	**$ 15.1**	**$ 14.5**	**$ 6.1**	**$(5.7)**	**$ 1.2**	**$ 43.4**
	$ 11.7	$ 15.4	$ 11.8	$ 2.1	$(0.3)	$ 2.2	$ 42.9

CANADIAN UTILITIES LIMITED

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of The Toronto Stock Exchange (the "Exchange"), notification is hereby given that Canadian Utilities Limited (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares (the "Class A Shares") on the terms set forth in this Notice. The issued and outstanding Class A Shares are listed on the Exchange under the trading symbol "CU".

CANADIAN UTILITIES LIMITED

Canadian Utilities Limited is the parent of a group of subsidiaries engaged in: electrical power generation, transmission and distribution in Canada, the United Kingdom and Australia; natural gas gathering, processing, transmission, storage and distribution; technical services and facilities management.

The principal business office of the Corporation is located at 1600, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

SHARES SOUGHT

On May 6, 2003, there were 40,134,794 Class A Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 19, 2004 the Corporation may acquire up to 2,006,740 Class A Shares, being 5% of the Class A Shares outstanding as at May 6, 2003. If market conditions permit, the Corporation presently anticipates that it will acquire 1,204,044 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 6, 2003.

EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class A Shares are non-voting shares and the Class B common shares of the Corporation (the "Class B Shares") carry one vote per share in all circumstances. Each Class B Share may be converted to one Class A Share at the shareholder's option.

If a take-over bid is made for the Class B Shares which would result in the offeror owning more than 50% of the outstanding Class B Shares and which would constitute a change in control of the Corporation, holders of Class A Shares are entitled, for the duration of the bid, to exchange their Class A Shares for Class B Shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to such right of exchange, and if the take-over is not completed, then such right of exchange shall be deemed never to have existed. In addition, holders of the Class A Shares are entitled to exchange their shares for Class B Shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B Shares of the Corporation. In either case, each Class A Share is exchangeable for one Class B Share, subject to changes in the exchange ratio for certain events, such as a stock split or rights offering. The Class A and Class B Shares rank equally in all other respects.

DURATION OF PURCHASES

The Corporation may begin to purchase Class A Shares pursuant to this Notice on May 20, 2003. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 19, 2004 or on such earlier date as the maximum number of Class A Shares available for purchase hereunder have been purchased.

METHOD OF ACQUISITION

Purchases of Class A Shares pursuant to this Notice will be effected through the facilities of the Exchange. The Corporation does not presently intend to purchase Class A Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class A Shares purchased pursuant to this Notice will be cancelled.

CONSIDERATION

Purchases of Class A Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class A Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class A Shares pursuant to the normal course issuer bid from its working capital.

REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class A Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to shareholders resulting from the exercise of stock options to purchase Class A Shares and by its belief that the purchase of Class A Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class A Shares and Class B Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class A Shares. There are no outstanding stock options to purchase Class B Shares and, accordingly, there will be no corresponding dilution to Class B Shareholders, within their class, resulting from the exercise of stock options to purchase Class A Shares. Class B Shareholders wishing to participate in the normal course issuer bid may convert their Class B Shares into Class A Shares pursuant to the terms of the Class B Shares.

VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

PREVIOUS PURCHASES

The Corporation purchased 13,300 Class A Shares at an average trading price of $47.67 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2002 and expires on May 19, 2003. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation may purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2003. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation nor any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class A Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

CERTIFICATE

The undersigned, duly authorized, certifies that this Notice is complete and accurate and in compliance with the Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 8th day of May, 2003.

Per: (signed) *"James A. Campbell"*
James A. Campbell
Senior Vice President, Finance
Chief Financial Officer



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
May 15, 2003

CANADIAN UTILITIES LIMITED
(the "Corporation")

NORMAL COURSE ISSUER BID

The Corporation filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class A Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class A Shares and is an advantageous use of the Corporation's funds. As a result, at such time as the Class A Shares become available at prices which make them an attractive investment to the Corporation and an appropriate use of the Corporation's funds, the Corporation will make normal course purchases through the facilities of the Exchange in accordance with the Notice.

On May 6, 2003, 40,134,794 Class A Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 20, 2003 and ending on May 19, 2004, the Corporation may acquire up to 2,006,740 Class A Shares of the Corporation, being 5% of the Class A Shares outstanding as at May 6, 2003. If market conditions permit, the Corporation presently anticipates that it will acquire 1,204,044 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 6, 2003. Any shares purchased pursuant to the Notice will be purchased at the market price of the shares at the time of purchase and will be cancelled. Shares will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class A Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

- more -

The Corporation purchased 13,300 Class A Shares at an average trading price of $47.67 during the 12 month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2002 and expires on May 19, 2003. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation may purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2003. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Vice President, Human Resources and Corporate Secretary of the Corporation at the head office of the Corporation.

Canadian Utilities Limited is part of the ATCO Group. The ATCO Group is Alberta based, with a worldwide organization of energy, technical services and manufacturing companies.

For further information please contact:

J.A. Campbell
Senior Vice President, Finance and
Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

CANADIAN UTILITIES LIMITED
(the "Corporation")

Report Pursuant to Section 189.1.3
of the
Securities Regulation (Quebec)

1. **Name and Address of Offeree Corporation**

Canadian Utilities Limited
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

2. **Name and Address of Offeror**

Canadian Utilities Limited
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

3. **Designation of Securities Subject to the Bid**

The Corporation has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class A Shares (CUSIP #136717-83-2) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and bylaws of the Exchange.

4. **Date of the Bid**

The Corporation was eligible to commence purchases of its outstanding Class A Shares under the normal course issuer bid on May 20, 2003 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on May 8, 2003.

5. **Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror**

The Corporation is eligible to acquire up to 1,204,044 Class A Shares during the 12 month period commencing May 20, 2003 and ending on May 19, 2004.

6. **Value of Consideration Offered for Security**

The closing price of the Class A Shares on the Exchange on May 21, 2003 (being the day prior to the date of this Notice) was $54.49.

7. Fee Payable In Respect of the Bid

$3,280.42.

Dated at Calgary, Alberta this 22nd day of May, 2003.

CANADIAN UTILITIES LIMITED

Signed: *"James A. Campbell"*
Senior Vice President, Finance
Chief Financial Officer

CIBC Mellon

May 6, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities – Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: Canadian Utilities Limited

On May 6, 2003, the following material was sent by prepaid mail to registered shareholders of the above-mentioned Corporation:

1. First Quarter Report for the Three Months ended March 31, 2003

We have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document as Agent for the above-named Corporation in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443

cc: Canadian Utilities Limited
Attention: Pat Spruin

CANADIAN UTILITIES LIMITED
An ATCO Company

INTERIM REPORT

Corporate Head Office: 1500, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292 -7532

FOR THE THREE MONTHS ENDED MARCH 31, 2003

TO THE SHARE OWNERS:

Canadian Utilities Limited reported earnings for the three months ended March 31, 2003 of $85.8 million ($1.35 per share). Earnings for the same three months in 2002 were $77.5 million ($1.23 per share), excluding the after-tax gain on the sale of the Viking-Kinsella property of $66.7 million ($1.05 per share). 2002 earnings in total were $144.2 million ($2.28 per share).

Earnings in the first quarter of 2003 were higher than 2002, excluding the Viking-Kinsella gain, due to increased interim rates approved by the Alberta Energy and Utilities Board and customer additions in ATCO Gas and increased earnings in ATCO Power due to higher Alberta power pool prices. These increases were partially offset by weaker operational results in ATCO Midstream and ATCO Frontec and the effect of warmer weather in ATCO Gas, as temperatures for 2003 were 7.0% colder than normal compared to 10.5% colder than normal for 2002.

Revenues for the three months ended March 31, 2003 were $1,372.2 million compared to $858.1 million in 2002 primarily due to the higher cost of natural gas purchased for customers on a "no margin" basis by ATCO Gas, the higher cost of power purchased for customers by ATCO Electric and higher Alberta power pool prices in ATCO Power.

Cash flow from operations was $160.4 million for the three months ended March 31, 2003 compared to $133.8 million in 2002. The higher cash flow from operations was due to increased interim rates and customer additions in ATCO Gas and higher earnings in ATCO Power. These increases were partially offset by lower earnings in ATCO Midstream and ATCO Frontec and the effect of warmer temperatures in ATCO Gas. In addition, ATCO Gas refunded to customers in the first quarter of 2002 a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

Canadian Utilities Limited is part of the ATCO Group of companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.





N.C. Southern
President & Chief Executive Officer

R.D. Southern
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's comparative interim financial statements for the three months ended March 31, 2003, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative financial statements for the year ended December 31, 2002. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 5 of the comparative interim financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares"), and earnings and diluted earnings per Class A and Class B share were as follows:

	For the Three Months Ended March 31	
	2003	2002
	($ Millions except per share data) (unaudited)	
Revenues	**1,372.2**	858.1
Earnings attributable to Class A and Class B shares (1) (2) (3)	**85.8**	144.2
Earnings per Class A and Class B share (1) (2) (3)	**1.35**	2.28
Diluted earnings per Class A and Class B share (1) (2) (3)	**1.34**	2.27

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The first quarter 2002 results reflect the sale of the Viking property.

Revenues for the three months ended March 31, 2003, increased by $514.1 million to $1,372.2 million. This increase was primarily due to the higher cost of natural gas and electricity purchased for customers and higher Alberta Power Pool prices.

Earnings attributable to Class A and Class B shares for the three months ended March 31, 2003, were $85.8 million ($1.35 per share). Earnings for the corresponding period in 2002 were $77.5 million ($1.23 per share), excluding the after-tax gain on the sale of the Viking-Kinsella natural gas producing property (the "Viking property") of $66.7 million ($1.05 per share). 2002 earnings in total were $144.2 million ($2.28 per share). Earnings in the first quarter of 2003 were $8.3 million ($0.12 per share) higher than for the corresponding period in 2002, excluding the impact of the sale of the Viking property. This increase was primarily due to higher interim rates approved by the Alberta Energy and Utilities Board ("AEUB") and customer additions in ATCO Gas and increased earnings in ATCO Power due to higher Alberta Power Pool prices, partially offset by weaker operational results in ATCO Midstream and ATCO Frontec and the impact of warmer weather in ATCO Gas, as temperatures for the three months ended March 31, 2003, were 7.0% colder than normal, whereas temperatures for the corresponding period in 2002 were 10.5% colder than normal.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three months ended March 31, 2003, increased by $474.5 million to $1,109.8 million. This increase was largely the result of higher natural gas supply costs, reflecting substantially higher natural gas prices in 2003.

Depreciation and amortization expenses for the three months ended March 31, 2003, rose $11.1 million to $70.9 million. This increase was primarily due to capital additions in 2003 and 2002 and depreciation adjustments associated with the sale of the Viking property in 2002.

Interest expense for the three months ended March 31, 2003, increased by $0.4 million to $47.8 million. This increase was principally due to higher non-recourse long term debt, partially offset by lower interest rates associated with higher cost long term debt refinanced in 2002.

In 2002, the Corporation sold its Viking property, having a net book value of approximately $40 million, for $550 million. In accordance with an AEUB decision, $385 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million. This sale increased earnings for the three months ended March 31, 2002, by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

Interest and other income for the three months ended March 31, 2003, decreased by $1.3 million to $5.5 million. This decrease was primarily due to lower gains on disposal of property, plant and equipment.

Income taxes for the three months ended March 31, 2003, excluding the $41.8 million of income taxes on the sale of the Viking property in 2002, increased $16.1 million to $56.7 million. This increase was largely due to the impact of a 2002 refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property and higher earnings, partially offset by lower income tax rates. Income taxes for the three months ending March 31, 2002, including the impact of the sale of the Viking property, were $82.4 million.

Dividends on equity preferred shares for the three months ended March 31, 2003, increased $2.4 million to $6.7 million. This increase was primarily due to the issue of $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W on December 3, 2002.

Segmented revenues and earnings attributable to Class A shares and Class B shares were as follows:

Business Groups	**For the Three Months Ended March 31**			
	Revenues		**Earnings**	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**1,006.6**	586.2	**43.8**	108.1
Power Generation	**180.3**	145.9	**24.1**	17.6
Logistics and Energy Services	**367.6**	237.3	**14.3**	15.6
Technologies and Other Businesses	**26.3**	25.2	**2.7**	2.3
Corporate	**2.8**	2.8	**(0.5)**	(1.3)
Intersegment eliminations	**(211.4)**	(139.3)	**1.4**	1.9
Total	**1,372.2**	858.1	**85.8**	144.2

Utilities

Revenues from the Utilities Business Group for the three months ended March 31, 2003, increased by $420.4 million to $1,006.6 million. This increase was primarily the result of higher natural gas supply and purchased power costs. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. The amount of purchased power costs recorded as an expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances from the forecast cost of electricity. Any variances from forecasted natural gas supply costs or purchased power costs are deferred until the AEUB approves revised customer rates to either refund or collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings.

Earnings for the three months ended March 31, 2003, excluding the $66.7 million in earnings on the sale of the Viking property in 2002, increased by $2.4 million to $43.8 million. This increase was primarily due to higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by the impact of warmer weather in ATCO Gas. Earnings for the three months ending March 31, 2002, including the impact of the sale of the Viking property, were $108.1 million.

ATCO Gas commenced the first phase of a major project to relocate natural gas meters currently inside homes to the outside. The target is to move 22,000 meters in 2003 in order to replace aging infrastructure and facilitate efficient meter reading.

In January 2003, ATCO Electric moved to a flow-through of market prices for its Regulated Rate Option customers. The "flow-through" rate is based on the actual spot market price for the energy that customers use during each billing period.

Power Generation

Revenues from the Power Generation Business Group for the three months ended March 31, 2003, increased by $34.4 million to $180.3 million. This increase was primarily due to higher prices received for electricity sold to the Alberta Power Pool and the commencement of commercial operations at the new Cory and Muskeg River generating plants. Power pool prices for the three months ended March 31, 2003, averaged $83.94 per megawatt hour, compared to average prices of $35.74 for the corresponding period in 2002. Natural gas prices for the three months ended March 31, 2003, averaged $7.76 per gigajoule, compared to average prices of $3.35 for the corresponding period in 2002.

Earnings for the three months ended March 31, 2003, increased by $6.5 million to $24.1 million. This increase was primarily due to higher prices received for electricity sold to the Alberta Power Pool.

Logistics and Energy Services

Revenues from the Logistics and Energy Services Business Group for the three months ended March 31, 2003, increased by $130.3 million to $367.6 million. This increase was primarily due to higher prices for natural gas purchased for ATCO Midstream's customers and higher natural gas liquids prices.

Earnings for the three months ended March 31, 2003, decreased by $1.3 million to $14.3 million. This decrease was primarily due to lower earnings from ATCO Frontec projects and lower earnings from storage operations, partially offset by higher earnings from natural gas liquids operations (ATCO Midstream).

ATCO Pipelines commenced commercial operation on March 31, 2003, to Calgary Energy Centre's facility that generates 250 megawatts of electricity requiring 44 terajoules per day of natural gas. In March 2003, ATCO Pipelines received a permit

from the AEUB to construct a 6.8 kilometre 219 mm pipeline to deliver an incremental 50 terajoules per day to the Dow Chemical complex at Fort Saskatchewan, Alberta.

ATCO Frontec was awarded the Area Support Unit London, Ontario Maintenance contract in early 2003. The project includes the operation and maintenance of 23 properties and related Canadian Department of National Defence buildings as well as two rifle ranges.

Technologies and Other Businesses

Earnings from technologies and other businesses for the three months ended March 31, 2003, increased by $0.4 million to $2.7 million. This increase was primarily due to increased business activity and reduced general and administrative expense.

ATCO I-Tek successfully passed the new electric enrollment industry-wide test. This means that our client, ATCO Electric, is the first electric distribution company in Alberta to have systems in place to provide real time customer energy use to retailers and the Alberta Power Pool.

ATCO I-Tek quickly implemented system changes and made significant adjustments in the call centre and infrastructure to enable ATCO Gas to offer a new six month budget payment option to its customers to assist with higher than normal natural gas prices.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary CU Inc.

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

In August 2002, the Government of Alberta announced changes to utility legislation in order to improve the environment for retail competition in the Province. A new Electric Utilities Act and a revision to the Gas Utilities Act received Royal Assent in March 2003 and are expected to be proclaimed in force in the second quarter of 2003. Once implemented, the new legislation and regulations are expected to bring customer choice for both gas and electricity into closer alignment, as well as move toward a more consistent regulatory treatment of investor-owned and municipally-owned utilities.

In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of

the AEUB. Based on the proposed proceeding schedule, the hearing will commence in November 2003. A decision from the AEUB is not expected until 2004.

Hearings for ATCO Electric's general tariff application for the 2003, 2004 and 2005 test years commenced on April 15, 2003, and are expected to be completed in May 2003. During the hearings, ATCO Electric withdrew the 2005 test year from its application in light of uncertainty around whether the equity component and return for 2005 will be determined based on the merits of its application or through the generic cost of capital proceeding.

The majority of the proceedings for ATCO Gas' general rate application for the 2003 and 2004 test years has been completed. A decision from the AEUB on the matters reviewed is expected in 2003.

In February 2003, the AEUB issued a decision approving the methodology of distributing the proceeds from the sale of the Beaverhill Lake and Fort Saskatchewan natural gas producing properties and, in March 2003, $23 million of the related sales proceeds was refunded to ATCO Gas' North division customers. The sale has no impact on earnings. Also, in March 2003, $2.5 million resulting from the AEUB approval of the final distribution service rates for ATCO Gas' North division for 2002, established in a negotiated settlement, was refunded to ATCO Gas' North division customers.

In January 2003, the AEUB issued a decision approving ATCO Pipelines' negotiated settlement of the 2001/2002 exchange deferred account deficit, which arose from the exchange mechanism utilized to deliver net producer transportation quantities sourced on the ATCO system onto the system owned by NOVA Gas Transmission Ltd. The decision approved mechanisms to collect ATCO Pipelines' South division deficit of approximately $9.2 million over a two year period and ATCO Pipelines' North division deficit of $2.3 million in 2003. The decision also provided for the recovery of carrying costs.

In February 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years. Hearings are scheduled to commence on June 16, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, preferred shares and common equity. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

Cash flow from operations for the three months ended March 31, 2003, increased by $26.6 million to $160.4 million. This increase was primarily due to higher interim rates approved by the AEUB and customer additions in ATCO Gas and increased earnings in ATCO Power, partially offset by lower earnings in ATCO Midstream and ATCO Frontec

and the impact of warmer weather in ATCO Gas. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking property, of which $20.6 million had reduced cash flow from operations.

Investing for the three months ended March 31, 2003, excluding the $106.9 million sale of the Viking property, increased by $32.9 million to $119.9 million. This increase was primarily due to the timing of payment of accounts payable in respect of investing activities and higher non-current deferred electricity costs, partially offset by lower capital expenditures. Investing for the three months ending March 31, 2002, including the impact of the sale of the Viking property, was $(19.9) million. Capital expenditures for the three months ended March 31, 2003, decreased by $34.7 million to $76.1 million. This decrease was primarily due to lower investment in power generation projects and in electric and natural gas transmission projects, partially offset by increased investment in regulated natural gas distribution projects.

During the three months ended March 31, 2003, the Corporation issued $5.5 million of long term debt, $21.6 million of non-recourse long term debt and $36.0 million of notes payable and redeemed $1.8 million of long term debt and $13.6 million of non-recourse long term debt, resulting in a net increase of $47.7 million. The deferred electricity cost obligation was reduced by $16.3 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period January 1, 2003, to March 31, 2003.

On April 17, 2003, the Corporation issued 6,000,000 Cumulative Redeemable Second Preferred Shares Series X, having a dividend rate of 6.00%, at a price of $25.00 per share, for aggregate gross proceeds of $150,000,000. The net proceeds of the issue were added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.

At March 31, 2003, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	**Used**	**Available**
		($ Millions)	
Long term committed	350.0	61.7	288.3
Short term committed	627.0	109.1	517.9
Uncommitted	219.9	16.9	203.0
Total	1,196.9	187.7	1,009.2

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $246.4 million at March 31, 2003, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future

income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class A shares. The offer will expire on May 19, 2003. As at April 24, 2003, 11,300 shares have been purchased.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

The water levels in the cooling pond used by Alberta Power (2000)'s Battle River generating plant have returned to normal levels. Consequently the plant is now producing electricity according to its Power Purchase Arrangement contractual requirements. Prior to the return to normal water levels, the Corporation made a force majeure claim in respect of short term curtailed plant production which was experienced during the first quarter of 2003.

April 24, 2003

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2003	2002
Revenues		**$1,372.2**	$858.1
Costs and expenses			
Natural gas supply		**720.3**	345.3
Purchased power		**76.4**	49.9
Operation and maintenance		**236.5**	174.1
Selling and administrative		**30.2**	32.8
Depreciation and amortization		**70.9**	59.8
Interest		**38.0**	39.3
Interest on non-recourse long term debt		**9.8**	8.1
Franchise fees		**46.4**	33.2
		1,228.5	742.5
		143.7	115.6
Gain on sale of Viking-Kinsella property	2	**-**	108.5
Interest and other income		**5.5**	6.8
Earnings before income taxes		**149.2**	230.9
Income taxes		**56.7**	82.4
Net earnings		**92.5**	148.5
Dividends on equity preferred shares		**6.7**	4.3
Earnings attributable to Class A and Class B shares	2	**85.8**	144.2
Retained earnings at beginning of period		**1,314.9**	1,136.9
		1,400.7	1,281.1
Dividends on Class A and Class B shares		**32.3**	31.0
Direct charges		**0.2**	-
Retained earnings at end of period		**$1,368.2**	$1,250.1
Earnings per Class A and Class B share	2,3	**$ 1.35**	$ 2.28
Diluted earnings per Class A and Class B share	2,3	**$ 1.34**	$ 2.27
Dividends paid per Class A and Class B share		**$ 0.51**	$ 0.49

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31 2003	March 31 2002	December 31 2002
ASSETS		(Unaudited)		(Audited)
Current assets				
Cash and short term investments		**$ 426.6**	$ 485.3	$ 438.9
Accounts receivable		**640.3**	289.9	459.4
Inventories		**57.0**	53.6	121.7
Income taxes recoverable		**16.2**	-	20.2
Deferred natural gas costs		**36.1**	16.3	31.2
Deferred electricity costs		**9.5**	39.3	20.7
Prepaid expenses		**29.7**	22.0	25.4
		1,215.4	906.4	1,117.5
Property, plant and equipment		**4,617.9**	4,365.0	4,657.0
Security deposits for debt		**24.2**	23.3	26.1
Other assets		**145.0**	134.8	133.8
		$6,002.5	$5,429.5	$5,934.4
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 7.8**	$ 9.3	$ 5.0
Accounts payable and accrued liabilities		**456.3**	440.8	451.3
Income taxes payable		**-**	53.1	-
Future income taxes		**17.2**	1.3	16.8
Notes payable		**36.0**	9.4	-
Deferred electricity cost obligation		**34.7**	-	51.0
Non-recourse long term debt due within one year		**39.7**	30.4	46.1
		591.7	544.3	570.2
Future income taxes		**229.2**	201.3	230.8
Deferred credits		**81.3**	80.5	78.8
Long term debt		**1,920.8**	1,837.1	1,916.9
Non-recourse long term debt		**814.8**	671.7	821.1
Equity preferred shares		**486.5**	336.5	486.5
Class A and Class B share owners' equity				
Class A and Class B shares	3	**509.6**	508.5	509.6
Retained earnings		**1,368.2**	1,250.1	1,314.9
Foreign currency translation adjustment		**0.4**	(0.5)	5.6
		1,878.2	1,758.1	1,830.1
		$6,002.5	$5,429.5	$5,934.4

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Millions of Canadian Dollars)

	Note	Three Months Ended March 31 2003	2002
Operating activities			
Earnings attributable to Class A and Class B shares		**$ 85.8**	$ 144.2
Non-cash items included in earnings:			
Depreciation and amortization		**70.9**	59.8
Future income taxes		**4.6**	(3.2)
Gain on sale of Viking-Kinsella property - net of current income taxes	2	**-**	(66.7)
Other - net		**(0.9)**	(0.3)
Cash flow from operations		**160.4**	133.8
Changes in non-cash working capital		**(53.6)**	123.5
		106.8	257.3
Investing activities			
Purchase of property, plant and equipment		**(76.1)**	(110.8)
Sale of Viking-Kinsella property - net of current income taxes	2	**-**	106.9
Proceeds on disposal of other property, plant and equipment		**7.2**	5.5
Contributions by utility customers for extensions to plant		**14.1**	8.8
Non-current deferred electricity costs		**(14.1)**	8.6
Changes in non-cash working capital		**(53.3)**	2.0
Other		**2.3**	(1.1)
		(119.9)	19.9
Financing activities			
Change in notes payable		**36.0**	4.8
Deferred electricity cost obligation		**(16.3)**	-
Issue of long term debt		**5.5**	-
Issue of non-recourse long term debt		**21.6**	15.9
Repayment of long term debt		**(1.8)**	(20.0)
Repayment of non-recourse long term debt		**(13.6)**	(22.2)
Issue (purchase) of Class A shares		**(0.3)**	1.8
Dividends paid to Class A and Class B share owners		**(32.3)**	(31.0)
Changes in non-cash working capital		**1.7**	0.9
Other		**2.0**	6.9
		2.5	(42.9)
Foreign currency translation		**(4.5)**	(1.2)
Cash position[1]			
Increase (decrease)		**(15.1)**	233.1
Beginning of period		**433.9**	242.9
End of period		**$ 418.8**	$ 476.0

[1] Cash position is defined as cash and short term investments less current bank indebtedness, and includes $85.4 million (2002 - $72.0 million) which is only available for use in joint ventures.

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2002 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2002.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2003 and March 31, 2002 are not necessarily indicative of operations on an annual basis.

Certain 2002 figures have been reclassified to conform to the current presentation.

2. Gain on sale of Viking-Kinsella property

In 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million. This sale increased earnings for the three months ended March 31, 2002 by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

3. Class A and Class B shares

There are 40,137,994 (2002 – 39,989,935) Class A non-voting shares and 23,269,191 (2002 – 23,389,800) Class B common shares outstanding on March 31, 2003. In addition, there are 987,500 options to purchase Class A non-voting shares outstanding at March 31, 2003 under the Corporation's stock option plan. Subsequent to March 31, 2003 no stock options were granted; as of April 17, 2003, there were no other changes to shares outstanding or under option.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2003	2002
Weighted-average shares outstanding	**63,411,580**	63,341,643
Effect of dilutive stock options	**247,705**	296,897
Weighted-average diluted shares outstanding	**63,659,285**	63,638,540

4. Stock based compensation

While the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments encourage the adoption of the fair value based method of accounting for stock options, other methods of accounting are permitted. The Corporation has chosen to retain its existing accounting policy, which is permitted by the recommendations, whereby no compensation expense is recognized upon the granting or exercise of stock options.

Had the Corporation adopted the fair value based method of accounting for stock options, there would have been no effect on reported earnings or earnings per share for the three months ended March 31, 2003 and March 31, 2002.

5. Segmented information

Three months ended **March 31, 2003** March 31, 2002	Utilities	Power Generation	Logistics & Energy Services	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 982.8**	**$ 180.3**	**$206.2**	**$ 2.9**	**$ -**	**$ -**	**$1,372.2**
	$ 561.2	$ 145.9	$148.1	$ 2.9	$ -	$ -	$ 858.1
Revenues – intersegment	**23.8**	**-**	**161.4**	**23.4**	**2.8**	**(211.4)**	**-**
	25.0	-	89.2	22.3	2.8	(139.3)	-
Revenues	**$1,006.6**	**$ 180.3**	**$367.6**	**$26.3**	**$ 2.8**	**$(211.4)**	**$1,372.2**
	$ 586.2	$ 145.9	$237.3	$25.2	$ 2.8	$(139.3)	$ 858.1
Earnings attributable to Class A and Class B shares	**$ 43.8**	**$ 24.1**	**$ 14.3**	**$ 2.7**	**$ (0.5)**	**$ 1.4**	**$ 85.8**
	$ 108.1	$ 17.6	$ 15.6	$ 2.3	$ (1.3)	$ 1.9	$ 144.2
Total assets	**$2,561.6**	**$2,180.3**	**$873.6**	**$48.6**	**$403.2**	**$ (64.8)**	**$6,002.5**
	$2,503.9	$2,027.6	$836.6	$41.5	$ 41.3	$ (21.4)	$5,429.5

6. Subsequent event

On April 17, 2003, the Corporation issued $150.0 million of Cumulative Redeemable Second Preferred Shares Series X for cash. The dividend rate has been fixed at 6.0%.

CANADIAN UTILITIES LIMITED

Exhibit to Consolidated Financial Statements
For the Twelve Months Ended March 31, 2003

(unaudited)

Earnings Coverage

The earnings coverage ratio for the twelve months ended March 31, 2003 was 2.92 times.



Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
April 28, 2003

Canadian Utilities Reports March 2003 Earnings

CALGARY, Alberta – Canadian Utilities Limited reported earnings for the three months ended March 31, 2003 of $85.8 million ($1.35 per share). Earnings for the same three months in 2002 were $77.5 million ($1.23 per share), excluding the after-tax gain on the sale of the Viking-Kinsella property of $66.7 million ($1.05 per share). 2002 earnings in total were $144.2 million ($2.28 per share).

Earnings in the first quarter of 2003 were higher than 2002, excluding the Viking-Kinsella gain, due to increased interim rates approved by the Alberta Energy and Utilities Board and customer additions in ATCO Gas and increased earnings in ATCO Power due to higher Alberta power pool prices. These increases were partially offset by weaker operational results in ATCO Midstream and ATCO Frontec and the effect of warmer weather in ATCO Gas, as temperatures for 2003 were 7.0% colder than normal compared to 10.5% colder than normal for 2002.

Revenues for the three months ended March 31, 2003 were $1,372.2 million compared to $858.1 million in 2002 primarily due to the higher cost of natural gas purchased for customers on a "no margin" basis by ATCO Gas, the higher cost of power purchased for customers by ATCO Electric and higher Alberta power pool prices in ATCO Power.

Cash flow from operations was $160.4 million for the three months ended March 31, 2003 compared to $133.8 million in 2002. The higher cash flow from operations was due to increased interim rates and customer additions in ATCO Gas and higher earnings in ATCO Power. These increases were partially offset by lower earnings in ATCO Midstream

- more -

and ATCO Frontec and the effect of warmer temperatures in ATCO Gas. In addition, ATCO Gas refunded to customers in the first quarter of 2002 a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
Canadian Utilities Limited
(403) 292-7528

A·S·C
ALBERTA·SECURITIES·COMMISSION

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

CANADIAN UTILITIES LIMITED

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated April 9, 2003.

DATED at Calgary, Alberta this April 9, 2003

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00525801

New Nouveau **Brunswick**

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2003-30096

Final prospectus dated: 2003/04/09

This is to Certify that **Canadian Utilities Limited** has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2003/04/09

This Certificate expires 2004/04/09

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

PROJECT#525801

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

April 9, 2003

To the Securities Regulatory Authorities in the
Various Provinces of Canada

Dear Sirs:

Canadian Utilities Limited

We refer to the prospectus of Canadian Utilities Limited (the "Corporation") dated April 9, 2003 relating to the sale and issue of $150,000,000 Cumulative Redeemable Second Preferred Shares Series X.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report dated February 7, 2003 to the shareholders of the Corporation on the following financial statements:

- Consolidated balance sheets as at December 31, 2002 and December 31, 2001;
- Consolidated statements of earnings and retained earnings and cash flows for the years ended December 31, 2002 and December 31, 2001.

We report that we have read the prospectus and the information incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants

CIBC Mellon

April 9, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities – Prince Edward Island

Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: Canadian Utilities Limited

On April 8, 2003, the following material was sent by prepaid mail to registered shareholders of the above-mentioned Corporation:

1. Notice of Annual Meeting of Shareholders and Management Proxy Circular
2. 2002 Annual Report including Financial Statements as at December 31, 2002
3. Proxy
4. Business Reply Envelope

We have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document as Agent for the above-named Corporation in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443

cc: Canadian Utilities Limited
Attention: Pat Spruin

CIBC Mellon

03 AUG 20 AM 7:21

April 9, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities – Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: Canadian Utilities Limited

On April 8, 2003, the following material was sent by prepaid mail to registered shareholders of the above-mentioned Corporation:

1. Notice of Annual Meeting of Shareholders and Management Proxy Circular
2. 2002 Annual Report including Financial Statements as at December 31, 2002
3. Proxy
4. Business Reply Envelope

We have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document as Agent for the above-named Corporation in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443

cc: Canadian Utilities Limited
Attention: Pat Spruin

BENNETT JONES

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

Our File No. 6698-536

April 9, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Ladies and Gentlemen:

Re: Canadian Utilities Limited
Final Short Form Prospectus dated April 9, 2003

We refer to the final short form prospectus dated April 9, 2003 (the "Prospectus") of Canadian Utilities Limited (the "Corporation") relating to an offering of 6,000,000 Cumulative Redeemable Second Preferred Shares Series X of the Corporation at a price of $25.00 per share for aggregate gross proceeds of $150,000,000.

We hereby consent to being named as counsel to the Corporation under the heading "Legal Matters" and on the face page of the Prospectus, and to the references to our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

BENNETT JONES LLP

(signed) "Bennett Jones LLP"

03 AUG 20 7:21

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 31905/1388

April 9, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

**Re: Canadian Utilities Limited (the "Corporation")
Final Short Form Prospectus dated April 9, 2003**

We refer to the final short form prospectus of the Corporation dated April 9, 2003 (the "Prospectus") relating to the offering of 6,000,000 6.00% Cumulative Redeemable Second Preferred Shares, Series X of the Corporation at a price of $25.00 per share for aggregate gross proceeds of $150,000,000.

We hereby consent to the use of our firm name under the heading "Legal Matters" and on the face page of the Prospectus and the reference to and use of our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours very truly,

"BLAKE, CASSELS & GRAYDON LLP"

William S. Osler
Direct Line: (403) 298-3426
e-mail: oslerw@bennettjones.ca
Our File No.: 6698-536

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

April 9, 2003

TRANSMITTED VIA SEDAR

Alberta Securities Commission
410, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Attention: Jennifer Wong, CA, Securities Analyst

Dear Ms. Wong:

Re: Canadian Utilities Limited
Final Short Form Prospectus dated April 9, 2003
SEDAR Project No. 525801

Accompanying this letter is the final short form prospectus (the "Prospectus") of Canadian Utilities Limited (the "Corporation") relating to an offering (the "Offering") of 6,000,000 Cumulative Redeemable Second Preferred Shares Series X (the "Securities") of the Corporation, together with the following ancillary materials relating thereto:

1. a blackline copy of the Prospectus showing all changes from the preliminary short form prospectus of the Corporation dated April 2, 2003;

2. a consent letter from PricewaterhouseCoopers LLP regarding the incorporation by reference into the Prospectus of its auditors' report dated February 7, 2003;

3. a consent letter from Bennett Jones LLP, counsel to the Corporation;

4. a consent letter from Blake, Cassels & Graydon LLP, counsel to the underwriters of the Offering;

5. an undertaking of the Corporation to the British Columbia Securities Commission with respect to proceeds realized in British Columbia and additional filings fees; and

6. a copy of the underwriting agreement dated April 2, 2003 between the Corporation and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. relating to the Offering.

The Prospectus and ancillary materials are being filed concurrently in each of the provinces of Canada pursuant to the *Mutual Reliance Review System for Prospectuses and Annual Information Forms* (the "MRRS") established under National Policy 43-201 of the Canadian Securities Administrators.

We hereby confirm, on behalf of the Corporation and of RBC Dominion Securities Inc., lead underwriter of the Offering, that to the best of our knowledge:

(a) all materials required to be filed in connection with the Prospectus, including all required translations, have been or will today be filed with all non-principal regulators of the Corporation under the MRRS, none of which have, to our knowledge, opted out of the MRRS for purposes of these materials;

(b) the Corporation has filed or delivered all documents required to be filed or delivered under the securities laws of each of the provinces of Canada and is not subject to a cease trade order issued by any securities regulatory authority in any such province;

(c) at least one underwriter that has signed the certificate of the underwriters contained in the Prospectus is registered in each jurisdiction in Canada in which the Securities will be offered to purchasers; and

(d) where applicable, all necessary relief from applicable securities legislation or securities directions has been applied for and granted by the Alberta Securities Commission and the non-principal regulators.

In confirming the matters addressed by item (b) above, we have relied upon a certificate of the Corporation. In confirming the matter addressed by item (c) above, we have relied upon a certificate of RBC Dominion Securities Inc.

Thank you for your attention to this matter. If you have any questions or concerns regarding these materials or any other matter relating to the Offering, please do not hesitate to call the undersigned at (403) 298-3426.

Yours truly,

BENNETT JONES LLP

(signed) *"William S. Osler"*

William S. Osler
WSO/vgv
Enclosures

cc: British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this short form prospectus have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold within the United States or to U.S. persons.

Short Form Prospectus

New Issue **April 9, 2003**



CANADIAN UTILITIES LIMITED

An ***ATCO*** Company

$150,000,000
(6,000,000 shares)
Cumulative Redeemable Second Preferred Shares Series X

The Cumulative Redeemable Second Preferred Shares Series X (the "Series X Preferred Shares") of Canadian Utilities Limited (the "Corporation") will be entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of the Corporation, at a rate of $1.50 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year. Assuming an issue date of April 17, 2003, the first dividend, if declared, will be payable June 1, 2003, in the amount of $0.1849 per share.

On or after June 1, 2008, the Corporation may, at its option on not less than 30 nor more than 60 days prior notice, redeem for cash the Series X Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing June 1, 2008, at $25.75 per share if redeemed during the 12 months commencing June 1, 2009, at $25.50 per share if redeemed during the 12 months commencing June 1, 2010, at $25.25 per share if redeemed during the 12 months commencing June 1, 2011, and at $25.00 per share if redeemed on and after June 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Series X Preferred Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before July 2, 2003. In the opinion of counsel, the Series X Preferred Shares would, if issued on the date hereof, qualify for investment under certain statutes as set forth under "Eligibility for Investment".

Price: $25.00 per share to yield 6.00% per annum

	Price to Public	Underwriters' Fee (1)	Net Proceeds to Corporation (1)
Per Series X Preferred Share	$25.00	$0.75	$24.25
Total	$150,000,000	$4,500,000	$145,500,000

Note:

(1) The Underwriters' Fee for the Series X Preferred Shares is $0.25 for each such share sold to certain institutions by closing of the offering and $0.75 per share for all other Series X Preferred Shares purchased by the Underwriters. The Underwriters' Fee indicated in the table assumes that no Series X Preferred Shares are sold to such institutions.

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. (the "Underwriters"), as principals, conditionally offer the Series X Preferred Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about April 17, 2003, and in any event not later than May 21, 2003. A book-entry only certificate representing the Series X Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the closing of this offering. The Corporation understands that a purchaser of Series X Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series X Preferred Shares are purchased.

The Underwriters are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered a "connected issuer" of the Underwriters under applicable securities legislation. See "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities Limited at 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone: (403) 292-7500). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities Limited at the above-mentioned address and telephone number.

The following documents of the Corporation are specifically incorporated by reference in this short form prospectus:

(a) the annual information form dated February 26, 2003;

(b) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2002;

(c) management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002; and

(d) the management proxy circular dated March 5, 2003, except the sections entitled "Composition of the Corporate Governance – Nomination, Succession and Compensation Committee", "Report on Executive Compensation", "Performance Graph", "Corporate Governance" and "Statement of Corporate Governance Practices";

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars filed by the Corporation after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

SUMMARY OF THE OFFERING

The following is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this short form prospectus.

Issuer:	Canadian Utilities Limited.
Issue:	6,000,000 Cumulative Redeemable Second Preferred Shares Series X.
Amount:	$150,000,000.
Price and Yield:	$25.00 per Series X Preferred Share, to yield 6.00% per annum.
Dividends:	Holders of Series X Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends of $1.50 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. Assuming an issue date of April 17, 2003, the first dividend, if declared, will be payable June 1, 2003 in the amount of $0.1849 per Series X Preferred Share.
Redemption:	On and after June 1, 2008, the Corporation may, at its option, on not less than 30 days nor more than 60 days prior notice, redeem for cash the Series X Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing June 1, 2008, at $25.75 per share if redeemed during the 12 months commencing June 1, 2009, at $25.50 per share if redeemed during the 12 months commencing June 1, 2010, at $25.25 per share if redeemed during the 12 months commencing June 1, 2011, and at $25.00 per share if redeemed on and after June 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.
Purchase for Cancellation:	The Corporation may at any time or times purchase for cancellation all or any part of the Series X Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.
Priority:	The Series X Preferred Shares will rank junior to the Series Preferred Shares (none of which are outstanding) and in priority to the Class A non-voting shares and the Class B common shares and on a parity with any further series of Series Second Preferred Shares with respect to the payment of any dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation.
Earnings Coverage:	For the 12 months ended December 31, 2002: 2.77 times.
Ratings:	Dominion Bond Rating Service: Pfd-2 with a stable outlook. Standard & Poor's: P-1 (low)/CreditWatch negative. S&P has announced that it has placed several Canadian utility companies (including the Corporation) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate.
Tax on Preferred Share Dividends:	The Corporation will elect, in the manner and within the time provided under Part VI.1 of the *Income Tax Act* (Canada) (the "Tax Act"), to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that corporate holders of Series X Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on the Series X Preferred Shares. See "Canadian Federal Income Tax Considerations" for a summary of the principal Canadian federal income tax considerations generally applicable to certain holders of Series X Preferred Shares.
Use of Proceeds:	The estimated net proceeds to be received by the Corporation from the sale of the Series X Preferred Shares are $145,500,000, before deducting the estimated expenses of the offering and assuming that no Series X Preferred Shares are sold to institutions. The net proceeds will be added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.
CDS Book-Entry:	A book-entry only certificate representing the Series X Preferred Shares distributed hereunder will be issued in registered form only to CDS or its nominee and will be deposited with CDS on the closing of this offering. The Corporation understands that a purchaser of Series X Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series X Preferred Shares are purchased.

THE CORPORATION

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927 and was continued under the Canada Business Corporations Act on August 15, 1979. The address of the Corporation's registered office is 20th Floor, 10035 - 105 Street, Edmonton, Alberta T5J 2V6. The address of the Corporation's principal office is 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

INTERCORPORATE RELATIONSHIPS

The following chart identifies the principal subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their voting securities beneficially owned or over which control or direction is exercised by the Corporation.



Canadian Utilities Limited
(Canada)
CU Inc.
(Canada) (100%)
ATCO Gas and Pipelines Ltd.
(Alberta) (100%)
ATCO Electric Ltd.
(Canada) (100%)
Alberta Power (2000) Ltd.
(Canada) (100%)
ATCO Power Ltd.
(Canada) (100%)
ATCO Midstream Ltd.
(Canada) (100%)
ATCO Frontec Corp.
(Alberta) (100%)
ATCO I-Tek Business Services Ltd.
(Canada) (100%)

Note:
(1) All of the non-voting shares of each of the above corporations are directly or indirectly owned by the Corporation.

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in regulated natural gas and electric energy operations, primarily in Alberta, and in related non-regulated operations. Regulated operations are conducted by ATCO Electric Ltd. and the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. Also included in regulated operations are the generating plants of Alberta Power (2000) Ltd. which were regulated by the Alberta Energy and Utilities Board until December 31, 2000, but which are now governed by legislatively mandated purchase power arrangements ("PPAs") approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

The Corporation has four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses.

The Utilities Business Group includes the regulated distribution of natural gas by the ATCO Gas division of ATCO Gas and Pipelines Ltd., the regulated distribution and transmission of electric energy by ATCO Electric Ltd., Northland Utilities (Yellowknife) Limited, Northland Utilities (NWT) Limited and The Yukon Electrical Company

Limited, the regulated transmission and distribution of water by CU Water Limited and the non-regulated engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services Ltd.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power Ltd. and the regulated supply of electricity by Alberta Power (2000) Ltd.

The Logistics and Energy Services Business Group includes the regulated transmission of natural gas by the ATCO Pipelines division of ATCO Gas and Pipelines Ltd., the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream Ltd. and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec Corp.

The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by the ATCO I-Tek division of the Corporation, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services Ltd., the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies Ltd., the manufacture of wood preservation products by Genics Inc., and the sale of travel services to both business and consumer sectors by ATCO Travel Ltd. The Corporation also owns commercial real estate in Fort McMurray, Alberta.

USE OF PROCEEDS

The estimated net proceeds to be received by the Corporation from the sale of the Series X Preferred Shares are $145,500,000, before deducting the estimated expenses of the offering and assuming that no Series X Preferred Shares are sold to institutions. The net proceeds will be added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.

SHARE CAPITAL OF THE CORPORATION

The authorized share capital of the Corporation consists of 150,000 Series Preferred Shares issuable in series, an unlimited number of Series Second Preferred Shares issuable in series and an unlimited number of Class A non-voting shares and Class B common shares.

Series Preferred Shares

The Series Preferred Shares are entitled, in priority to the Series Second Preferred Shares and the Class A non-voting shares and Class B common shares, to fixed cumulative preferential cash dividends and, in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, to the amount paid up thereon and accrued and unpaid dividends and, if such action is voluntary, the premiums payable on redemption, if any.

The Series Preferred Shares are subject to redemption on 30 days' notice and are non-voting except upon the failure of the Corporation to pay dividends on any such shares for a period of 18 months, in which case the holders of all such shares are entitled to one vote per share and to elect at meetings of shareholders at which directors are elected just under one-half of the directors of the Corporation.

The provisions attaching to the Series Preferred Shares stipulate that no shares ranking junior to the Series Preferred Shares may be retired unless all dividends then payable on the Series Preferred Shares shall have been declared and paid.

Two series of Series Preferred Shares aggregating 65,000 shares have been designated and issued to date, all of which have been redeemed and cancelled.

Series Second Preferred Shares

An unlimited number of Series Second Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions attaching thereto as may be determined by the directors. Eight series of Series Second Preferred Shares aggregating 19,460,105 shares ($486.5 million) are currently outstanding. The Series Second Preferred Shares as a class have, among others, provisions to the following effect.

The Series Second Preferred Shares rank junior to the Series Preferred Shares but are, with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, entitled to preference over the Class A non-voting shares and the Class B common shares and any other shares of the Corporation ranking junior to the Series Second Preferred Shares. The Series Second Preferred Shares may also be given such other preference over the Class A non-voting shares and the Class B common shares and any other junior shares as may be determined for any series authorized to be issued.

The Series Second Preferred Shares of each series rank equally with the Series Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

The holders of the Series Second Preferred Shares are not entitled as such (except as provided in any series) to any voting rights nor to receive notice of or to attend shareholders' meetings unless dividends on the Series Second Preferred Shares of any series are in arrears to the extent of eight quarterly dividends or four half-yearly dividends, as the case may be, whether or not consecutive. Until all arrears of dividends have been paid, such holders will be entitled to receive notice of and to attend all shareholders' meetings at which directors are to be elected (other than separate meetings of holders of another class of shares) and to one vote in respect of each Series Second Preferred Share held.

The class provisions attaching to the Series Second Preferred Shares may be amended with the written approval of all the holders of the Series Second Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for the purpose and at which a quorum is present.

Class B Common Shares

Holders of Class B common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and are entitled to one vote in respect of each Class B common share held. The Class B common shares rank equally with the Class A non-voting shares with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation. Each Class B common share may at any time and from time to time, at the option of the holder, be converted into one Class A non-voting share.

Class A Non-Voting Shares

Holders of the Class A non-voting shares are entitled:

(a) to receive notice of, to attend and participate in discussions at meetings of shareholders, but are not, except where expressly required by law, entitled to vote at meetings of shareholders;

(b) in the circumstances described below, and subject to changes in the exchange ratio, to exchange their Class A non-voting shares for Class B common shares on the basis of one Class A non-voting share for each Class B common share; and

(c) subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, to share equally, share for share, with the holders of the Class B common shares in all dividends declared by the Corporation on the Class A non-voting shares and the Class B common shares and to receive, pari passu with the holders of the Class B common shares, the remaining property of the Corporation upon dissolution.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of the Corporation,

holders of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right to exchange shall be deemed never to have existed. In addition, holders of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of the Corporation. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering.

DETAILS OF THE OFFERING

The Series X Preferred Shares will have attached thereto the series provisions summarized below.

Dividends

Holders of Series X Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends of $1.50 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. Assuming an issue date of April 17, 2003, the first dividend, if declared, will be payable June 1, 2003 in the amount of $0.1849 per Series X Preferred Share.

Redemption

The Series X Preferred Shares will not be redeemable before June 1, 2008, but will be redeemable for cash on and after that date at the option of the Corporation, in whole at any time or in part from time to time, on not less than 30 days nor more than 60 days prior notice, at $26.00 per share if redeemed during the 12 months commencing June 1, 2008, at $25.75 per share if redeemed during the 12 months commencing June 1, 2009, at $25.50 per share if redeemed during the 12 months commencing June 1, 2010, at $25.25 per share if redeemed during the 12 months commencing June 1, 2011, and at $25.00 per share if redeemed on and after June 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.

The Corporation may redeem less than all of the then outstanding Series X Preferred Shares at any time in such manner as is specified in the series provisions and is acceptable to the TSX.

Purchase for Cancellation

Subject to the provisions described under "Restrictions on Dividends and Retirement of Shares", the Corporation may at any time or times purchase for cancellation all or any part of the Series X Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.

Creation or Issue of Additional Shares

So long as any Series X Preferred Shares are outstanding the Corporation shall not, without the prior approval of the holders of the Series X Preferred Shares given in the specified manner, create or issue any shares ranking prior to or on a parity with the Series X Preferred Shares with respect to repayment of capital or payment of dividends, provided that the Corporation may without such approval, if all dividends then payable on the Series X Preferred Shares shall have been paid, issue additional series of Series Second Preferred Shares.

Restrictions on Dividends and Retirement of Shares

So long as any of the Series X Preferred Shares are outstanding, the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series X Preferred Shares) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Series X Preferred Shares with respect to payment of dividends,

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Series X Preferred Shares with respect to repayment of capital or with respect to payment of dividends, or

(c) call for redemption or purchase or reduce or otherwise pay off less than all the Series X Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Series X Preferred Shares then outstanding with respect to payment of dividends

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Series X Preferred Shares and on the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series X Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series X Preferred Shares shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon and, if such liquidation, dissolution, winding-up or distribution is voluntary, a premium of $1.00 per share if such event commences prior to June 1, 2008, and, if such event commences thereafter, a premium equivalent to the premium payable on redemption if such shares were to be redeemed at the date of commencement of any such voluntary liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of any Class A non-voting shares or Class B common shares or other shares ranking junior to the Series X Preferred Shares. After payment to the holders of the Series X Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Tax Election

The Corporation will elect in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that corporate holders of Series X Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on the Series X Preferred Shares. See "Canadian Federal Income Tax Considerations".

Modification

The series provisions attaching to the Series X Preferred Shares may be amended with the written approval of all the holders of the Series X Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.

DEPOSITORY SERVICES

Except as otherwise provided below, the Series X Preferred Shares will be issued in "book-entry only" form and must be purchased, transferred, converted or redeemed through participants ("Participants") in the depository service of CDS or its nominee. Each of the Underwriters is a Participant. On the closing of this offering, the Corporation will cause a global certificate or certificates representing the Series X Preferred Shares to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Series X Preferred Shares will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. The Corporation understands that each purchaser of Series X Preferred Shares will receive a customer confirmation of purchase from the registered dealer from which

the Series X Preferred Shares are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Series X Preferred Shares. Reference in this short form prospectus to a holder of Series X Preferred Shares means, unless the context otherwise requires, the owner of the beneficial interest in the Series X Preferred Shares.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Series X Preferred Shares and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then Series X Preferred Shares will be issued in fully registered form to the owners of the beneficial interests in such Series X Preferred Shares or their nominees.

EARNINGS COVERAGES

The Corporation's dividend requirements on all of its preferred shares, after giving effect to the issue of the Series X Preferred Shares to be distributed pursuant to this short form prospectus and adjusted to a pre-tax equivalent using an effective income tax rate of 37.01%, amounted to $43.2 million for the 12 months ended December 31, 2002. The Corporation's interest requirements for the 12 months then ended amounted to $208.2 million. The Corporation's earnings before interest, income taxes and preferred share dividends for the 12 months ended December 31, 2002 were $697.2 million, which is 2.77 times the Corporation's aggregate dividend and interest requirements for this period.

RATINGS

The Series X Preferred Shares are rated Pfd-2 with a stable outlook by Dominion Bond Rating Service ("DBRS"). The Series X Preferred Shares are rated P-1 (low)/CreditWatch negative by Standard & Poor's, a division of the McGraw-Hill Companies ("S&P"). S&P has announced that it has placed several Canadian utility companies (including the Corporation) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate.

A Pfd-2 rating by DBRS is the second highest of five categories granted by DBRS for preferred shares and is granted to companies presenting satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. A P-1 rating by S&P is the highest of five categories S&P uses in its Canadian preferred share rating scale. "High" and "low" grades may be used to indicate the relative standing of a credit within a particular rating category.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold securities. Either of the foregoing ratings may be revised or withdrawn at any time by the rating organization.

RISK FACTORS

A prospective purchaser of Series X Preferred Shares should carefully consider the following investment considerations before making a decision to purchase the Series X Preferred Shares, as well as the other information contained in this short form prospectus and the documents incorporated by reference herein, including, in particular, the information described under the heading "Business Risks" in the Corporation's management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2002.

Prevailing yields on similar securities will affect the market value of the Series X Preferred Shares. Assuming all other factors remain unchanged, the market value of the Series X Preferred Shares will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline. Real or anticipated

changes in credit ratings on the Series X Preferred Shares may affect the market value of the Series X Preferred Shares.

The Series X Preferred Shares are equity capital of the Corporation which rank equally with other Series Second Preferred Shares of the Corporation in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation's assets must be used to pay liabilities and other debt before payments may be made on Series X Preferred Shares and other preferred shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable, at the date hereof, to a prospective purchaser of Series X Preferred Shares who, for the purposes of the Tax Act, is resident in Canada, will hold the Series X Preferred Shares as capital property and deals at arm's length with the Corporation and is not affiliated with the Corporation. Series X Preferred Shares acquired by "financial institutions", as defined in the Tax Act for purposes of the "mark-to-market" rules, will generally not be held as capital property by such purchasers. Purchasers who do not hold their Series X Preferred Shares as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and such regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposals") and counsels' understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not otherwise take into account or anticipate any changes in law or in the administrative practices of the CCRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Proposals will be enacted in their current form or at all.

Dividends

Dividends (including deemed dividends) received on the Series X Preferred Shares by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on the Series X Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series X Preferred Shares are "taxable preferred shares" as defined in the Tax Act. The terms of the Series X Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that corporate holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series X Preferred Shares.

A "private corporation", as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual or a related group of individuals, will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Series X Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A holder who disposes of or is deemed to dispose of Series X Preferred Shares (on the redemption of such shares or otherwise) will generally realize a capital gain (or sustain a capital loss) to the extent that the holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Corporation of Series X Preferred Shares will generally not be included in computing the holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such Series X Preferred Shares. If the holder is a corporation, any capital loss arising on a disposition of a Series X Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series X Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

One-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to a liability for alternative minimum tax. Taxable capital gains of a "Canadian-controlled private corporation", as defined in the Tax Act, may be subject to an additional refundable tax at a rate of 6 2/3%.

Redemption

If the Corporation redeems Series X Preferred Shares, or otherwise acquires or cancels Series X Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Tax Act. Generally, the difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

PLAN OF DISTRIBUTION

Under an agreement dated April 2, 2003 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase as principals, on April 17, 2003, or on such later date as may be agreed upon, but in any event not later than May 21, 2003, all but not less than all of the Series X Preferred Shares at a price of $25.00 per share, payable in cash to the Corporation against delivery of the Series X Preferred Shares, and the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series X Preferred Share for shares sold to certain institutions by closing of the offering and $0.75 per share with respect to all other Series X Preferred Shares purchased by the Underwriters. All fees payable to the Underwriters will be paid on account of services rendered in connection with the offering and will be paid out of the general funds of the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Series X Preferred Shares if any Series X Preferred Shares are purchased under the Underwriting Agreement. The Underwriters have agreed not to offer, sell or deliver any Series X Preferred Shares in the United States or to U.S. persons.

The Underwriters may not, during the period of distribution under this short form prospectus, bid for or purchase Series X Preferred Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent trading activity in, or raising the price of, the Series X Preferred Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this

offering, and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Series X Preferred Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the terms of the Underwriting Agreement, the Corporation and each of its subsidiaries shall not sell, or announce their intention to sell, nor authorize or issue, any preferred shares other than the Series X Preferred Shares during the period commencing on the date of this short form prospectus and ending 90 days after the closing date of this offering, without the prior written consent of RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld.

The Underwriters are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered to be a "connected issuer" of the Underwriters under applicable Canadian securities legislation. The aggregate amount of such credit facilities available to the Corporation and its affiliates, including non-recourse debt for which the lender's recourse in the event of default is limited to the business and assets of the project in question and to the affiliate's equity therein, is approximately $1.5 billion, of which approximately $203.7 million was drawn as of December 31, 2002. The Corporation and its affiliates are in compliance with the terms of these credit facilities. The decision of each Underwriter to participate in this offering was made independently of its bank parent. None of the proceeds of this offering will be applied for the benefit of the Underwriters or any of their related issuers.

The TSX has conditionally approved the listing of the Series X Preferred Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before July 2, 2003.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and the general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures and goals, the Series X Preferred Shares offered hereunder, if issued on the date hereof, would not be precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
an Act respecting insurance (Quebec)
an Act respecting trust companies and savings companies (Quebec)
Supplemental Pension Plans Act (Quebec)

In addition, in the opinion of such counsel, the Series X Preferred Shares offered hereby will, on the date of issue, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans, and will not constitute foreign property, as that term is defined in the Tax Act, for such plans.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Series X Preferred Shares is CIBC Mellon Trust Company at its principal offices in Montreal, Toronto, Calgary and Vancouver.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon by Bennett Jones LLP for the Corporation and by Blake, Cassels & Graydon LLP for the Underwriters. As at April 9, 2003, partners and associates of Bennett Jones LLP and of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of any class of securities of the Corporation. W.L. Britton and R.T. Booth are partners of Bennett Jones LLP and directors of the Corporation.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATES

Dated: April 9, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) N.C. SOUTHERN
President and
Chief Executive Officer

(Signed) J.A. CAMPBELL
Senior Vice President, Finance
and Chief Financial Officer

On behalf of the Board of Directors

(Signed) W.L. BRITTON
Director

(Signed) B.K. FRENCH
Director

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) TIMOTHY W. WATSON

BMO NESBITT BURNS INC.

By: (Signed) AARON M. ENGEN

TD SECURITIES INC.

By: (Signed) ROBERT J. MASON

03 AUG 2? ... 7:21

UNDERWRITING AGREEMENT

April 2, 2003

Canadian Utilities Limited
1600 ATCO Centre
909 – 11th Avenue S.W.
Calgary, Alberta
T2R 1N6

Attention: J.A. Campbell, Senior Vice President, Finance and Chief Financial Officer

The undersigned (collectively, the **"Underwriters"** and each individually, an **"Underwriter"**) understand that Canadian Utilities Limited (the **"Corporation"**) proposes to issue and sell to the Underwriters 6,000,000 Cumulative Redeemable Second Preferred Shares Series X of the Corporation (the "**Securities**"). Subject to the terms and conditions of this Agreement, the Underwriters severally, and not jointly, offer to purchase from the Corporation, and by its acceptance of this Agreement the Corporation agrees to deliver and sell to the Underwriters, at the Closing Time, all but not less than all of the Securities at a price of Cdn. $25.00 per Security, for an aggregate purchase price of Cdn. $150,000,000.

The Underwriters propose to distribute the Securities in all of the provinces of Canada pursuant to a prospectus. The Securities may not be distributed outside Canada, including, without limitation, in the United States of America.

DEFINITIONS

In this Agreement:

"**affiliate**", "**distribution**", "**material change**", "**material fact**", "**misrepresentation**", and "**subsidiary**" have the respective meanings given to them in the *Securities Act* (Alberta);

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

"AIF" means the 2002 Annual Information Form of the Corporation dated February 26, 2003;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary, Alberta;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators;

"Canadian Securities Regulators" means the applicable securities commission or regulatory authority in each of the provinces of Canada;

"Closing" means the completion of the issue and sale by the Corporation of the Securities and the purchase by the Underwriters of the Securities pursuant to this Agreement;

"Closing Date" means April 17, 2003 or such other date as the Corporation and the Underwriters may agree upon, but in any event shall not be later than May 29, 2003;

"Closing Time" means 7:00 a.m. (Calgary time) on the Closing Date or such other time as the Corporation and the Underwriters may agree upon;

"Corporation" has the meaning given to it above;

"Corporation Information" means all information in the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, and all information in the Documents Incorporated by Reference other than facts relating solely to the Underwriters and provided by the Underwriters for use in any of those documents;

"Documents Incorporated by Reference" means, collectively, the English and French language versions of the Corporation's:

(a) AIF;

(b) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2002;

(c) MD&A;

(d) the management proxy circular dated March 8, 2002 except the sections entitled "Composition of the Corporate Governance - Nomination, Succession and Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices"; and

(e) all other documents filed subsequent to the date of this Agreement which are required to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment by Canadian Securities Laws;

"Exchange" means the Toronto Stock Exchange;

"Final MRRS Decision Document" means the document issued by the Principal Regulator under the Mutual Reliance Review System that evidences that final receipts for the Final Prospectus have been issued in each of the Qualifying Jurisdictions;

"Final Prospectus" has the meaning given to it in subparagraph 1(c);

"Financial Information" means the Corporation's annual and interim financial statements included in the Documents Incorporated by Reference together with any auditors' report thereon and the notes thereto;

"Lead Underwriter" means RBC Dominion Securities Inc.;

"MD&A" means management's discussion and analysis of financial condition and results of operations of the Corporation for the fiscal year ended December 31, 2002;

"Mutual Reliance Review System" means the system for reviewing prospectuses and annual information forms provided for in National Policy No. 43-201 of the Canadian Securities Administrators;

"NI 44-101" means National Instrument 44-101 of the Canadian Securities Administrators;

"Preliminary MRRS Decision Document" means the document issued by the Principal Regulator under the Mutual Reliance Review System that evidences that preliminary receipts for the Preliminary Prospectus have been issued in each of the Qualifying Jurisdictions;

"Preliminary Prospectus" has the meaning given to it in subparagraph 1(b);

"Principal Regulator" means the principal regulator for the Corporation under the Mutual Reliance Review System, which is the Alberta Securities Commission;

"Prospectus Amendment" means the English and French language versions of any amendment to the Preliminary Prospectus or Final Prospectus;

"Purchase Price" means $150,000,000;

"Qualifying Jurisdictions" means all of the provinces of Canada;

"Securities" has the meaning given to it above;

"Stock Option Plan" means the stock option plan of the Corporation;

"Transfer Agent" or "Registrar and Transfer Agent" means CIBC Mellon Trust Company;

"Underwriter" and **"Underwriters"** have the respective meanings given to them above; and

"Underwriting Fee" has the meaning given to it in paragraph 5.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Compliance With Canadian Securities Laws

The Corporation covenants and agrees with the Underwriters that:

(a) the Corporation will duly and validly authorize and issue the Securities and will ensure that the Securities have the attributes described on Schedule B. The

document establishing the attributes of the Securities will be acceptable, in all material respects, to the Underwriters and the Underwriters' counsel, acting reasonably.

(b) the Corporation shall file an English and French language version of the preliminary short form prospectus (the "**Preliminary Prospectus**") in each of the Qualifying Jurisdictions pursuant to the Mutual Reliance Review System on or before April 2, 2003 and shall obtain a Preliminary MRRS Decision Document dated not later than April 2, 2003;

(c) the Corporation shall, as soon as possible, fulfill all legal requirements to enable the distribution of the Securities and in any event shall satisfy any regulatory deficiencies with respect to the Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably, and file an English and French language version of the final short form prospectus (the "**Final Prospectus**") in each of the Qualifying Jurisdictions and obtain a Final MRRS Decision Document from the Principal Regulator prior to 5:00 p.m. (Calgary time) on April 9, 2003; and

(d) the Corporation shall fulfill or cause to be fulfilled to the reasonable satisfaction of the Underwriters' counsel all relevant provisions of Canadian Securities Laws that are required to be fulfilled by the Corporation to permit the distribution of the Securities in each of the Qualifying Jurisdictions, by or through the Underwriters or any other investment dealer or broker who complies with the relevant provisions of Canadian Securities Laws.

2. Due Diligence

Prior to the filing of the Preliminary Prospectus and the Final Prospectus, the Corporation shall have permitted the Underwriters to participate fully in the preparation of those documents and shall have allowed the Underwriters to complete all due diligence investigations which they reasonably require in order to fulfil their obligations as underwriters under the Canadian Securities Laws and in order to enable them responsibly to execute the certificate in the Preliminary Prospectus and the Final Prospectus required to be executed by them.

3. Deliveries

(a) Deliveries on Filing of Preliminary Prospectus

As soon as possible after the filing of the Preliminary Prospectus, unless previously delivered, the Corporation shall deliver to each of the Underwriters:

(i) a copy of the Preliminary Prospectus, including all Documents Incorporated by Reference, in the English language, signed and certified as required by the Canadian Securities Laws in the Qualifying Jurisdictions, other than Quebec;

(ii) a copy of the Preliminary Prospectus, including all Documents Incorporated by Reference, in the French language signed and certified as required by the Canadian Securities Laws applicable in Quebec;

(iii) a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection with the distribution of the Securities;

(iv) an opinion of Borden Ladner Gervais LLP addressed to the Underwriters, to the Corporation, to Bennett Jones LLP and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Preliminary Prospectus to the effect that the French language version of the Preliminary Prospectus, including the Documents Incorporated by Reference, except for the Financial Information and the MD&A, is in all material respects a complete and proper translation of the English language version thereof, and that such English and French language versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(v) an opinion of PricewaterhouseCoopers LLP addressed to the Underwriters, to the Corporation, to Bennett Jones LLP and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Preliminary Prospectus, to the effect that the French language versions of the Financial Information and the MD&A are in all material respects a complete and proper translation of the English language versions thereof.

(b) **Deliveries on Filing of Final Prospectus**

No later than the time of filing of the Final Prospectus, unless previously delivered, the Corporation shall deliver to each of the Underwriters:

(i) a copy of the Final Prospectus, including all Documents Incorporated by Reference, in the English language, signed and certified as required by the Canadian Securities Laws in the Qualifying Jurisdictions, other than Quebec;

(ii) a copy of the Final Prospectus, including all Documents Incorporated by Reference, in the French language, signed and certified as required by the Canadian Securities Laws applicable in Quebec;

(iii) a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection with the distribution of the Securities;

(iv) an opinion of Borden Ladner Gervais LLP addressed to the Underwriters, to the Corporation, to Bennett Jones LLP and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Final Prospectus to the effect that the French language version of the Final Prospectus, including the Documents Incorporated by Reference, except for the Financial Information and the MD&A, is in all material respects a complete and proper translation of the English language version thereof, and that such English and French language versions are not susceptible of any materially different interpretation with respect to any material matter contained therein;

(v) an opinion of PricewaterhouseCoopers LLP addressed to the Underwriters, to the Corporation, to Bennett Jones LLP and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Final Prospectus, to the effect that the French language versions of the Financial Information and the MD&A are in all material respects a complete and proper translation of the English language versions thereof; and

(vi) a "long form" comfort letter of PricewaterhouseCoopers LLP dated as of the date of the Final Prospectus (with the requisite procedures to be completed as of a date which is two Business Days prior to the date of the Final Prospectus) addressed to the Underwriters and the board of directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to any comfort letters which must be filed with the Canadian Securities Regulators pursuant to Canadian Securities Laws.

(c) **Prospectus Amendments**

Opinions or comfort letters similar to those described in paragraphs 3(a) and (b) shall be provided to the Underwriters with respect to any Prospectus Amendment filed pursuant to this Agreement and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

(d) **Commercial Copies**

The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment to be delivered to the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably request by instructions to the printer of such documents given no later than the time the Corporation authorizes the printing

of the commercial copies of such documents. Such delivery shall be effected as soon as possible and, in any event, with respect to the Preliminary Prospectus before noon (local time) on April 3, 2003 and with respect to the Final Prospectus before noon (local time) on April 10, 2003. The Corporation shall cause to be provided to the Underwriters such number of copies of any Documents Incorporated by Reference in the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment as the Underwriters may reasonably request for use in connection with offering the Securities to the public. Such deliveries shall constitute the Corporation's consent to the Underwriters' use of the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment for the distribution of the Securities in compliance with the provisions of this Agreement and Canadian Securities Laws.

(e) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Underwriters may reasonably request to qualify the Securities for offering and sale under the securities laws of each Qualifying Jurisdiction and will comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Securities; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or by-laws or to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Underwriters shall:

(i) use their reasonable best efforts to complete the distribution of the Securities as promptly as possible; and

(ii) give prompt written notice to the Lead Underwriter and the Lead Underwriter will give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Securities, including the total proceeds realized in each of the Qualifying Jurisdictions and, if required, as to the distribution of the Securities for the purposes of satisfying the listing requirements of the Exchange.

4. Changes

(a) **Material Change During Distribution**

During the period from the date of this Agreement to the completion of distribution of the Securities, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, operations or capital of the Corporation and its subsidiaries, taken as a whole;

(ii) any material fact which has arisen or been discovered and would have been required to have been stated in the Preliminary Prospectus or Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Preliminary Prospectus or Final Prospectus, including all Documents Incorporated by Reference, which fact or change is, or may be, of such a nature as to render any statement in such document misleading or untrue or which would result in a misrepresentation in the Preliminary Prospectus or Final Prospectus or which would result in such document not complying (to the extent that such compliance is required) with Canadian Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filing and other requirements under Canadian Securities Laws or other applicable securities legislation as a result of such material fact or change. The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph.

(b) **Change in Canadian Securities Laws**

If, during the period of distribution to the public of the Securities, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction in which such filing is required.

5. Services Provided by Underwriters and Underwriting Fee

In return for the Underwriters' services in acting as financial advisors to the Corporation, in assisting in the preparation of the Preliminary Prospectus and the Final Prospectus (and any Prospectus Amendment), in advising on the final terms and conditions of the Securities, in forming and managing banking, selling or other groups for the sale of the Securities, in distributing the Securities, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Securities, the Corporation agrees to pay to the Underwriters at the Closing Time a fee of $0.25 per Security sold to certain institutions by Closing and $0.75 per Security for all other Securities (the **"Underwriting Fee"**). The Underwriting Fee shall be payable as provided in paragraph 6.

6. Delivery of Purchase Price, Underwriting Fee and Certificate

The purchase and sale of the Securities shall be completed at the Closing Time at the offices of Bennett Jones LLP, in Calgary, Alberta or at such other place as the Underwriters and the Corporation may agree upon. At the Closing Time, the Corporation shall deliver to the Underwriters a definitive share certificate representing the Securities registered in the name of, and a certified cheque or bank draft or such other form of payment as the Corporation and the Lead Underwriter may agree upon in the amount of the Underwriting Fee payable to or to the order of, RBC Dominion Securities Inc. or in such other name or names as the Lead Underwriter may notify the Corporation in writing not less than 24 hours prior to the Closing Time, against payment by the Underwriters to the Corporation of an amount equal to the Purchase Price by certified cheque or bank draft, together with a receipt signed by the Lead Underwriter for such definitive certificate and a receipt for the Underwriting Fee signed by the Lead Underwriter.

7. Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters that, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Securities:

(a) The delivery to the Underwriters of the documents referred to in paragraph 3 shall constitute a representation and warranty by the Corporation to the Underwriters that all Corporation Information contained therein and incorporated therein by reference (except any information or statements which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Final Prospectus or a Prospectus Amendment, as the case may be) are at the respective dates of delivery thereof true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Securities as required by the Canadian Securities Laws, and that, with respect to such information and statements, there has been no omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(b) Except as otherwise disclosed in the Preliminary Prospectus (including the Documents Incorporated by Reference), the Corporation owns, directly or indirectly, all of the issued and outstanding shares in the capital of each of its subsidiaries. All of the shares of the subsidiaries of the Corporation owned, directly or indirectly, by the Corporation are owned free and clear of any pledge, lien, security interest, charge, claim or encumbrance of any kind except for security granted in respect of indebtedness described in the financial statements included in the Documents Incorporated by Reference.

(c) Since December 31, 2002, except as reflected in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment, neither the Corporation nor any of its subsidiaries has (a) issued any debt securities, shares of capital stock or securities

convertible into or exchangeable for capital stock (except under the Stock Option Plan or the employee share purchase plan of the Corporation) of the Corporation or its subsidiaries or incurred any liabilities or obligation, direct or contingent, for borrowed money, except liabilities or obligations incurred in the ordinary course of business, or (b) declared or paid any dividend or made any distribution on any shares of its capital stock or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or otherwise acquire any shares of its capital stock.

8. Conditions

The Underwriters' obligation to purchase the Securities at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) The Underwriters shall have received at the Closing Time a legal opinion addressed to the Underwriters and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, dated the Closing Date from Bennett Jones LLP with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters and their counsel. In providing such opinion, Bennett Jones LLP may rely upon the opinions of local counsel where they deem such reliance proper as to laws other than those of Canada, Alberta and Ontario and, as to matters of fact, on certificates of the Transfer Agent, auditors, public and Exchange officials and officers of the Corporation.

(b) The Underwriters shall have received at the Closing Time a legal opinion of Borden Ladner Gervais LLP, in form and substance satisfactory to the Underwriters, acting reasonably, regarding compliance with the laws of Quebec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment and the certificates representing the Securities) to be delivered to purchasers in Quebec.

(c) The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters' counsel, Blake, Cassels & Graydon LLP, with respect to the matters in subparagraph 8(a). In providing such opinion Blake, Cassels & Graydon LLP shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and Alberta and, as to matters of fact, on certificates of the Corporation's registrar and transfer agent, public and Exchange officials and officers of the Corporation, and shall be entitled to rely upon the opinions of Bennett Jones LLP with respect to the matters in subparagraph 8(a) relating to the Corporation.

(d) The Underwriters shall have received at the Closing Time a "long-form" comfort letter of PricewaterhouseCoopers LLP, dated as of the Closing Date (with the

requisite procedures to be completed as of a date which is two Business Days prior to the Closing Date), addressed to the Underwriters and the board of directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus or any Prospectus Amendment including all Documents Incorporated by Reference, which letter shall be in addition to the auditors' report incorporated by reference into the Final Prospectus.

(e) The Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation or such other officers of the Corporation acceptable to the Underwriters, acting reasonably, addressed to the Underwriters certifying for and on behalf of the Corporation after having made due inquiry and after having carefully examined the Final Prospectus and any Prospectus Amendment, including all Documents Incorporated by Reference, that:

(i) since the respective dates as of which information is given (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs or capital of the Corporation and its subsidiaries, taken as a whole, and (B) no transaction has been entered into by any of the Corporation or any subsidiary which is material to the Corporation and its subsidiaries, taken as a whole, other than as disclosed in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened;

(iii) the Securities have been rated by the Dominion Bond Rating Service as Pfd-2 with a stable outlook and by Standard & Poor's as P-1 (low)/CreditWatch negative, with Standard & Poor's having announced on March 5, 2003 that it has placed several Canadian utility companies (including the Corporation) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate, and there has been no change in this status;

(iv) the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(v) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(f) The Underwriters shall have received written confirmation that the Exchange has approved the listing of the Securities on such exchange subject only to filing of documents and evidence of satisfactory distribution in accordance with the requirements of the Exchange.

(g) The Underwriters and counsel for the Underwriters shall have received from the Corporation such further certificates, documents and other information as they may have reasonably requested.

9. Termination Rights

(a) **Litigation**

If any inquiry, action, suit, investigation or other proceeding whether formal or informal is instituted, threatened or announced or any order is made by any Canadian federal, provincial or other governmental authority or any United States federal, state or other governmental authority or by any stock exchange or other regulatory authority in relation to the Corporation or any of its subsidiaries or there is any change of law or the interpretation or administration of laws which, in the reasonable opinion of the Underwriters or any of them, operates to prevent or restrict the distribution or trading of the Securities, any of the Underwriters shall be entitled, at its option, in accordance with subparagraph 9(f), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) **Disaster Out**

If, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence or any event, action, condition, law, governmental regulation, inquiry or other development or occurrence, whether in any financial market or otherwise, of any nature whatsoever which, in the sole opinion of any of the Underwriters, acting reasonably, seriously adversely affects or is likely to seriously adversely affect the Canadian financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole, any of the Underwriters shall be entitled, at its sole option, in accordance with subparagraph 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation any time prior to the Closing Time.

(c) **Material Change**

If, prior to the Closing Time, there should occur any material change or a change in any material fact such as is contemplated in subparagraph 4(a), which results or, in the opinion of any of the Underwriters, is reasonably expected to result, in the purchasers of a material number of Securities exercising their right under the Canadian Securities Laws to withdraw from their purchase of Securities or, in the opinion of any of the Underwriters, is reasonably expected to

have a significant adverse effect on the market price or value of the Securities, any of the Underwriters shall be entitled, at its option, in accordance with subparagraph 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d) **Change in Ratings**

If, during the period from the date of this Agreement to the Closing Time, there shall occur a negative change in the rating or outlook applicable to the Securities or any of the securities of the Corporation or any of its subsidiaries by one of the statistical rating organizations or if one of such organizations shall place any of the securities of the Corporation or any of its subsidiaries on credit watch, any of the Underwriters shall be entitled, at its option, in accordance with subparagraph 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(e) **Conditions**

The Corporation agrees that all terms and conditions of this Agreement shall be construed as conditions and complied with insofar as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any material breach or failure by the Corporation to comply in all material respects with any such conditions which are for the benefit of the Underwriters shall entitle any of the Underwriters to terminate its obligations to purchase the Securities by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(f) **Exercise of Termination Rights**

The rights of termination contained in subparagraphs 9(a), (b), (c), (d) and (e) may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise after such termination under paragraphs 10, 11 and 13. A notice of termination given by an Underwriter under 9(a), (b), (c), (d) and (e) shall not be binding upon any other Underwriter.

10. Indemnity

(a) Indemnity

The Corporation agrees to indemnify and save harmless each of the Underwriters and each of their affiliates, directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including without limitation any legal fees or other expenses reasonably incurred by any Underwriter in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any Corporation Information contained in the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment, including the Documents Incorporated by Reference, being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state therein any fact or information required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(ii) any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein) in the Preliminary Prospectus, Final Prospectus or Prospectus Amendment, including the Documents Incorporated by Reference or any other material filed or delivered pursuant thereto or based upon any failure to comply with the Canadian Securities Laws (other than any failure or alleged failure by the Underwriters to comply), preventing or restricting the trading in or the sale or distribution of the Securities in any of the Qualifying Jurisdictions;

(iii) the material breach of any material covenants of the Corporation contained herein; or

(iv) the non-compliance or alleged non-compliance by the Corporation with any of the Canadian Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection.

In no event shall this indemnity inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased Securities or any other Indemnified Party, if a copy of the Preliminary Prospectus or Final Prospectus, as the case may be, (as then amended, if the Corporation shall have furnished any Prospectus Amendments) was not sent or given by or on behalf of such Underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Securities to such

person, and if the Preliminary Prospectus or Final Prospectus, as the case may be, (as so amended) would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Notification of Claims**

If any matter or thing contemplated by this subparagraph 10(b) (any such matter or thing being referred to as a **"Claim"**) is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the **"Indemnified Party"**) will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure). The Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement or unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such Claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party or the Corporation.

(c) **Settlement Without Consent if Failure to Reimburse**

If at any time an Indemnified Party shall have requested the Corporation to reimburse the Indemnified Party for fees and expenses and the Corporation is obligated to reimburse the Indemnified Party under the foregoing provisions of this paragraph 10, the Corporation agrees that it shall be liable for any settlement of the nature contemplated by subparagraph 10(b) effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Corporation of the aforesaid request, (ii) the Corporation shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) the Corporation shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement.

(d) **Retaining Counsel**

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Corporation and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of both parties by

the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

11. Contribution

(a) Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 10 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 10, the Corporation and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof):

(i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Securities; or

(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds from the offering (net of the Underwriting Fee but before deducting expenses) received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation on the one hand and of the Underwriters on the other hand shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) relates to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or

other matter or thing referred to in paragraph 10. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 11 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that the claims, expenses, liabilities and losses were caused by that activity, be entitled to claim contributions therefor from any person who is not engaged in that fraud, fraudulent misrepresentation or gross negligence.

(b) **Right of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in accordance with subparagraph 11(a), and

(ii) the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement.

(d) **Notice of Claim for Contribution**

Notification to the Corporation of a Claim pursuant to subparagraph 10(b) shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e) **Right of Contribution in Favour of Others**

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 10 and 11 hereof, the Underwriters are contracting on their behalf and as agents for their affiliates, directors, officers, employees, agents and other Indemnified Parties (collectively, the "**Beneficiaries**"). In this regard each of the Underwriters shall act as trustee for the

Beneficiaries of the Corporation's covenants under paragraphs 10 and 11 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

12. Severability

If any provision of paragraph 10 or 11 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

13. Expenses

The Corporation agrees to pay, or reimburse if paid by or on behalf of the Underwriters, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, all costs and expenses of the Corporation incidental to the public offering of the Securities and the performance of the obligations of the Corporation under this Agreement including, but not limited to, those relating to: (i) the fees, disbursements and expenses of the Corporation's counsel and accountants in connection with the issuance of the Securities; (ii) the preparation, printing, filing and distribution of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment and any marketing materials; (iii) the preparation and delivery of any certificates for the Securities to the Underwriters; (iv) the qualification of the Securities for offer and sale under the Canadian Securities Laws; and (v) the furnishing (including costs of shipping and mailing) to the Corporation and to the Underwriters of copies of each Preliminary Prospectus, Final Prospectus and any Prospectus Amendment and any marketing materials. The fees and disbursements of Underwriters' counsel and the Underwriters' out-of-pocket expenses shall be borne by the Underwriters except that the Underwriters shall be reimbursed for the Underwriters' reasonable expenses of forming and managing a banking and selling group and for the Underwriters' reasonable disbursements and expenses if the transactions contemplated in this Agreement are not completed for any reason whatsoever other than by reason of a default by the Underwriters.

14. Obligations

(a) **Obligation of Underwriters to Purchase**

The obligation of the Underwriters to purchase the Securities at the Closing Time shall be several and not joint and several and shall be limited to the percentage of the Securities specified opposite the name of each such Underwriter in Schedule A.

Subject to subparagraph 14(b), if one or more of the Underwriters (the **"Refusing Underwriters"**) fails or refuses to purchase its or their percentage of the Securities at the Closing Time, then the other Underwriters (the **"Continuing Underwriters"**) shall have the right, but shall not be obligated, to purchase such Securities, on a *pro rata* basis (or on such other basis as they may agree). If the number of such Securities which the Continuing Underwriters wish, but are not obliged, to purchase exceeds the number of such Securities which remain available for purchase, such Securities shall be divided *pro rata* (or on such other basis as they may agree) among the Continuing Underwriters in proportion to the percentage of Securities

which such Underwriters have agreed to purchase as set out in Schedule A. If the Continuing Underwriters do not purchase all the Securities of the Refusing Underwriters, the Corporation shall be entitled to terminate its obligations under this Agreement without further liability to the Underwriters, on the one hand, or on the part of the Continuing Underwriters to the Corporation, on the other hand, except in respect of any liability which may have arisen or may arise under paragraphs 10, 11 and 13. Nothing in this subparagraph shall relieve any Refusing Underwriter from liability to the Corporation.

(b) **Rights to Purchase of the Other Underwriters**

If one or more but not all of the Underwriters shall exercise their right of termination under paragraph 9, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Securities which would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the number of such Securities which the remaining Underwriters wish, but are not obliged, to purchase exceeds the number of such Securities which remain available for purchase, such Securities shall be divided *pro rata* (or on such other basis as they may agree) among the Underwriters desiring to purchase such Securities in proportion to the percentage of Securities which such Underwriters have agreed to purchase as set out in Schedule A. Nothing in this subparagraph shall oblige the Corporation to sell to the Underwriters less than all of the Securities.

(c) **Relief of Underwriters**

If one or more Underwriters ("**Defaulting Underwriters**") do not purchase their percentage of the total number of Securities at the Closing Time and the remaining Underwriters that are willing and able to purchase their own percentage of the total number of Securities do not purchase the Securities that would otherwise have been purchased by the Defaulting Underwriters, the remaining Underwriters shall be relieved, without liability, of their obligation to purchase their percentage of the total number of Securities on submission to the Corporation of reasonable evidence of their ability and willingness to fulfil their obligations hereunder at the Closing Time.

15. Concurrent Offerings

The Corporation and each of its subsidiaries shall not for a period of 90 days after the Closing Date, without the prior written consent of RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld, sell, or announce its intention to sell, nor authorize or issue, or announce its intention to authorize or issue, any preferred shares other than the Securities.

16. Survival of Representations and Warranties

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Securities shall survive the purchase of the Securities and shall continue in full force and effect unaffected by any subsequent disposition of the Securities by the Underwriters or the termination of the

Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment, or the distribution of the Securities.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta.

19. Funds

All funds referred to in this Agreement shall be in Canadian dollars unless otherwise indicated.

20. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement shall be in writing addressed to the Corporation at:

Canadian Utilities Limited
1600 ATCO Centre
909 – 11th Avenue S.W.
Calgary, Alberta
T2R 1N6

Facsimile: 403.292.7507
Attention: Senior Vice President, Finance and Chief Financial Officer

or if to an Underwriter to the addresses set out in Schedule A or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

21. Authority of Lead Underwriter

The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance

with paragraph 20 or any agreement entered into by or on behalf of the Underwriters by the Lead Underwriter, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of: (i) any consent to a settlement pursuant to subparagraph 10(b), which consent shall be given by the Indemnified Party; (ii) a notice of termination pursuant to paragraph 9, which notice may be given by any of the Underwriters; or (iii) any waiver pursuant to subparagraph 9(e), which waiver must be signed by all of the Underwriters. The Lead Underwriter shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

22. Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

23. Schedules

Schedules A and B are incorporated herein by reference and form part of this Agreement.

24. Entire Agreement

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning them to RBC Dominion Securities Inc. upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

RBC DOMINION SECURITIES INC.

By: *"Timothy W. Watson"*
Timothy W. Watson

BMO NESBITT BURNS INC.

By: *"Aaron M. Engen"*
Aaron M. Engen

TD SECURITIES INC.

By: *"Robert J. Mason"*
Robert J. Mason

The foregoing offer is accepted and agreed to as of the date first above written.

Yours very truly,

CANADIAN UTILITIES LIMITED

By: *"Nancy C. Southern"*
Nancy C. Southern
President and Chief Executive Officer

By: *"James A. Campbell"*
James A. Campbell
Senior Vice President, Finance and Chief Financial Officer

SCHEDULE A

1. Underwriters

The Underwriters and their addresses are:	% of Securities being purchased
RBC Dominion Securities Inc. 11th Floor, Bankers Hall West 888 - 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Timothy W. Watson Fax: (403) 299-6901	40
BMO Nesbitt Burns Inc. 1400, Canada Trust Tower 421 – 7th Street S.W. Calgary, Alberta T2P 4K9 Attention: Aaron M. Engen Fax: (403) 515-1535	40
TD Securities Inc. 800 Home Oil Tower 324 – 8th Avenue S.W. Calgary, AB T2P 2Z2 Attention: Robert J. Mason Fax: (403) 292-2776	20
	100%

SCHEDULE B

ATTRIBUTES OF SECURITIES

CUMULATIVE REDEEMABLE SECOND PREFERRED SHARES SERIES X

Issuer:	Canadian Utilities Limited (the "Corporation").
Issue:	6.00% Cumulative Redeemable Second Preferred Shares Series X (the "Preferred Shares").
Issue Size:	6,000,000 Preferred Shares or $150,000,000.
Issue Price:	$25.00 per Preferred Share.
Dividends:	Fixed, cumulative, preferential cash dividends of $1.50 per Preferred Share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. The initial dividend, if declared, will be paid on June 1, 2003 and will be $0.1849 per Preferred Share based on an anticipated closing date of April 17, 2003.
Redemption:	The Preferred Shares will not be redeemable by the Corporation prior to June 1, 2008. On and after this date, the Preferred Shares will be redeemable at the option of the Corporation, in whole at any time or in part from time to time on not less than 30 nor more than 60 days prior notice, by the payment of an amount in cash for each such share so redeemed of $26.00 per share if redeemed during the 12 months commencing June 1, 2008, $25.75 per share if redeemed during the 12 months commencing June 1, 2009, $25.50 per share if redeemed during the 12 months commencing June 1, 2010, $25.25 per share if redeemed during the 12 months commencing June 1, 2011 and $25.00 per share commencing June 1, 2012 and thereafter, in each case together with the costs of purchase and all accrued and unpaid dividends to but excluding the date of redemption.
Purchase for Cancellation:	The Corporation may at any time or from time to time purchase for cancellation all or any part of the Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.

Priority:	The Preferred Shares will rank junior to the Series Preferred Shares (none of which are outstanding) and in priority to the Class A non-voting shares and the Class B common shares and on a parity with any further series of Series Second Preferred Shares with respect to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Corporation.
Use of Proceeds:	The net proceeds from the offering will be used to finance the Corporation's capital expenditures and for other general corporate purposes.
Eligibility:	Eligible for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Income Tax Act (Canada).
Listing:	Application has been made to list the Preferred Shares on the Toronto Stock Exchange. Listing will be subject to the Corporation fulfilling all of the listing requirements of the Exchange.
Ratings:	DBRS: Pfd–2, with a stable outlook S&P: P-1 (low)/CreditWatch negative. S&P has announced that it has placed several Canadian utility companies (including the Corporation) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate.
Tax on Preferred Shares:	The Corporation will elect to pay or cause payment of tax under Part VI.1 such that corporate holders of Preferred Shares will not be required to pay tax on dividends received on such shares under Part IV.1.
Form of Offering:	"Bought deal" by way of short-form prospectus to be filed in all the provinces of Canada.
Underwriting Fee:	1.0% per Preferred Share sold to certain institutions and 3.0% per Preferred Share on all other Preferred Shares sold.
Closing:	On or about April 17, 2003.



CANADIAN UTILITIES LIMITED

An ***ATCO*** Company

FORM OF PROXY Canadian Utilities Limited

This proxy is solicited by the Management of Canadian Utilities Limited for the Annual Meeting of Shareholders to be held on Wednesday, May 7, 2003.

The undersigned holder of Class B common shares of CANADIAN UTILITIES LIMITED (the "Corporation") hereby appoints R.D. Southern, Chairman of the Board or, failing him, N.C. Southern, President and Chief Executive Officer or, instead of either of the foregoing, ______________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on May 7, 2003, and at any adjournment thereof, and instructs the proxyholder:

1. To vote upon the election of the proposed nominees named in the management proxy circular for the meeting as directors of the Corporation

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

2. To vote upon the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

If no choice is specified, the proxyholder shall vote in favour of the matters set out above.

______________________________ ______________________________

Shareholder's Signature Day / Month / Year

Notes to Proxy

1. This form of proxy is for the use of holders of Class B common shares of the Corporation.
2. **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy.
3. This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by management of the Corporation.
4. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.
5. Proxies submitted must be received by 5:00 p.m. Mountain Daylight Time on May 5, 2003.



CANADIAN UTILITIES LIMITED
An ***ATCO*** Company

MANAGEMENT PROXY CIRCULAR

SECTION 1 VOTING INFORMATION

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation by the management of CANADIAN UTILITIES LIMITED (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder entitled to vote at the meeting may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, other than the persons designated in the accompanying form of proxy, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. Mountain Daylight Time on Monday, May 5, 2003.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholders appointing them on any ballot that may be called for. **In the absence of such instructions, all of such shares will be voted in favour of the election of the directors and the appointment of the auditor as described in this circular.** The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to matters identified in the notice of the meeting and other matters that may properly come before the meeting. The management of the Corporation is not aware of any such amendments or other matters. If any such amendments or matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class B Common Shares and Principal Holders

The Class B common shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 5, 2003, there were 23,271,091 Class B common shares outstanding. Each Class B common share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is March 27, 2003. Holders of Class B common shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over shares of the Corporation carrying more than 10% of the votes attached to the shares of the Corporation is ATCO Ltd. ATCO Ltd. directly or indirectly owns 16,332,726 Class B common shares, being approximately 70% of the outstanding Class B common shares. R.D. Southern controls ATCO Ltd.

Class A Non-Voting Shares

The holders of the Class A non-voting shares of the Corporation are entitled to receive notice of the meeting and to attend and participate in discussions at the meeting, but are not entitled to vote at the meeting.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of the Corporation, holders of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, holders of Class A non-voting shares are entitled to exchange their shares for Class B common shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or a rights offering. The complete text of the rights of exchange attached to the Class A non-voting shares is set out in a Certificate of Amendment dated September 10, 1982, issued to the Corporation.

SECTION 2 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the year ended December 31, 2002, form part of the 2002 annual report, which is being mailed to shareholders with this management proxy circular. Additional copies of the 2002 annual report may be obtained from the Vice President, Human Resources and Corporate Secretary upon request and will be available at the meeting.

ELECTION OF DIRECTORS

The management of the Corporation, on behalf of the Corporate Governance - Nomination, Succession and Compensation Committee, proposes to nominate, and the persons named in the accompanying form of proxy intend to vote for the election as directors of the Corporation, the persons whose names are set forth below. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation.

All of the nominees, with the exception of Mr. G.G. Tallman, are now directors and have been for the periods indicated. Prior to 1999, Mr. Tallman was General Manager, Alberta region of the Royal Bank of Canada. He recently retired from the Royal Bank of Canada as Senior Vice President, Prairies region.

Name and principal occupation	Periods served as a director	Share of the Corporation and its affiliates beneficially owned or controlled [1]
R.T. Booth [3] [4] Partner, Bennett Jones LLP (barristers and solicitors)	1998 to date	350 Class A non-voting shares of the Corporation; 1,000 Class I Non-Voting Shares of ATCO Ltd.
W.L. Britton, Q.C. [2] Partner, Bennett Jones LLP (barristers and solicitors)	1980 to date	1,000 Class A non-voting shares of the Corporation; 5,114 Class I Non-Voting and 3,935 Class II Voting Shares of ATCO Ltd.
B.P. Drummond [2] [5] Corporate Director	1997 to date	3,800 Class I Non-Voting and 4,800 Class II Voting Shares of ATCO Ltd.
B.K. French [3] [4] [6] President, Karusel Management Ltd. (property management and management consultants)	1981 to date	700 Class A non-voting and 350 Class B common shares and 1,000 Series W Second Preferred Shares of the Corporation; 8,400 Class I Non-Voting and 3,900 Class II Voting Shares of ATCO Ltd.
L.A. Heathcott [5] Executive Vice President, Spruce Meadows (international equestrian venue)	2000 to date	1,000 Class B common shares of the Corporation; 3,200 Class I Non-Voting and 2,100 Class II Voting Shares of ATCO Ltd.
W.R. Horton [3] [4] [6] Corporate Director	1984 to date	2,000 Class A non-voting and 100 Class B common shares of the Corporation; 100 Class II Voting Shares of ATCO Ltd.
H.M. Neldner [2] [3] [4] [5] [6] Corporate Director	1991 to date	1,500 Class A non-voting shares and 1,500 Series W Second Preferred Shares of the Corporation; 8,000 Class I Non-Voting Shares and 2,000 Series 3 Preferred Shares of ATCO Ltd.
L.R. Shaben Chairman, Western New Ventures Capital Corporation (venture capital corporation)	1995 to date	1,100 Class A non-voting and 100 Class B common shares of the Corporation
N.C. Southern President and Chief Executive Officer of the Corporation and ATCO Ltd.	1990 to date	925 Class A non-voting and 1,070 Class B common shares of the Corporation; 1,400 Class I Non-Voting and 12,650 Class II Voting Shares of ATCO Ltd.
R.D. Southern, C.B.E., C.M., LL.D. Chairman of the Board of the Corporation and ATCO Ltd.	1977 to 1979 1980 to date	15,702 Class A non-voting and 72,402 Class B common shares and 20,000 Series Q Second Preferred Shares and 320,000 Series W Second Preferred Shares of the Corporation; 5,417,143 Class I Non-Voting and 2,862,880 Class II Voting Shares of ATCO Ltd. [7]
D.L. Tait, F.R.I., F.C.A. [3] [5] President, Tait Management Services Ltd. (consulting and accounting management service company)	1992 to date	3,000 Class A non-voting shares of the Corporation; 9,900 Class I Non-Voting Shares of ATCO Ltd.
G.G. Tallman Corporate Director	-	-
C.W. Wilson [3] [4] [6] Corporate Director	2000 to date	5,000 Class A non-voting shares of the Corporation

Notes:

(1) The information as to shares beneficially owned or controlled has been furnished by the nominees.
(2) Member of the Corporate Governance - Nomination, Succession and Compensation Committee.
(3) Member of the Risk Review Committee.
(4) Member of the Audit Committee.
(5) Member of the Pension Fund Committee.
(6) Designated Audit Director of an operating subsidiary of the Corporation.
(7) R.D. Southern beneficially owns 1,000 Class II Voting Shares of ATCO Ltd. and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 5,417,143 Class I Non-Voting and 2,861,880 Class II Voting Shares of ATCO Ltd. The stated shareholdings of R.D. Southern include these shares. R.D Southern controls ATCO Ltd. which owns 16,529,928 Class A non-voting and 16,332,726 Class B common shares of the Corporation. All of the remaining shares of the Corporation beneficially owned or controlled by R.D. Southern are held by Sentgraf Enterprises Ltd., except for 2 Class A non-voting and 2 Class B common shares.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Price Waterhouse, the predecessor of PricewaterhouseCoopers LLP, was first appointed as the auditor of the Corporation in 1981. Appointment of the auditor requires the approval of a majority of the votes cast by the holders of the Class B common shares.

Auditor's Fees

The aggregate fees incurred by the Corporation and its subsidiaries for professional services provided by PricewaterhouseCoopers LLP in 2002 and 2001 were as follows:

Description	2002	2001
Audit	$1,178,000	$955,000
Audit Related	$247,000	$398,000
Taxation	$217,000	$142,000
Software Implementation	$968,000	$1,225,000
Other	$1,000	$718,000

Software implementation commenced in 2001 and was completed in 2002.

To ensure the independence of the auditor, the Corporation has a non-audit services policy that prohibits the external auditor from providing specified non-assurance services to the Corporation and its subsidiaries.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation and its subsidiaries. The determinations and recommendations of the Audit Committee are presented to the Board, which has ultimate responsibility for determining the annual audit fees and ensuring the continuing independence of the auditor.

SECTION 3 COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officers of the Corporation and the four other executive officers of the Corporation and its subsidiaries employed at December 31, 2002, who had the highest individual aggregate salary and bonuses during 2002 (the "Named Executive Officers"). This information reflects all compensation received by the Named Executive Officers from the Corporation and its subsidiaries for their services as executive officers in all capacities.

Name and Principal Occupation	Year Ended Dec. 31	Annual Compensation Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Long Term Compensation Awards Securities Under Options/SARs Granted (#)	All Other Compensation Excepting Options/SARs[2] ($)
R.D. Southern[3]	2002	858,320	64,374	Nil	Nil/Nil	Nil
Co-Chairman of the	2001	849,640	764,676	Nil	Nil/Nil	Nil
Board and Chief Executive Officer	2000	856,198	582,215	Nil	20,000/Nil	Nil
N.C. Southern[3]	2002	623,000	31,150	Nil	Nil/Nil	Nil
Co-Chairman of the	2001	616,700	370,020	Nil	Nil/Nil	Nil
Board and Chief Executive Officer	2000	532,680	362,222	Nil	20,000/Nil	Nil
C.O. Twa[4]	2002	534,000	32,040	Nil	Nil/Nil	Nil
President and Chief	2001	528,600	380,592	Nil	Nil/Nil	Nil
Operating Officer	2000	514,924	350,148	Nil	Nil/Nil	Nil
J.A. Campbell[5]	2002	422,750	21,138	Nil	Nil/Nil	Nil
Senior Vice President,	2001	418,475	251,085	Nil	Nil/Nil	Nil
Finance and Chief Financial Officer	2000	386,193	262,611	Nil	5,000/Nil	Nil
G.K. Bauer	2002	375,000	Nil	Nil	Nil/Nil	Nil
Managing Director,	2001	375,000	187,500	Nil	Nil/Nil	Nil
Power Generation Business Group	2000	347,500	347,500	Nil	5,000/Nil	Nil
M.M. Shaw	2002	300,000	247,500	Nil	Nil/Nil	13,500[6]
Managing Director,	2001	300,000	300,000	Nil	Nil/Nil	13,500[6]
Logistics and Energy Services Business Group	2000	260,000	260,000	Nil	5,000/Nil	13,500[6]

Notes:

(1) The value of perquisites and personal benefits received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total of his or her annual salary and bonus.

(2) Amounts realized in respect of options and share appreciation rights exercised in 2002 are disclosed under "Aggregated Option/SAR Exercises During 2002 and Year-End Option/SAR Values".

(3) In 2002, each of R.D. Southern and N.C. Southern also served as Co-Chairman of the Board and Chief Executive Officer of ATCO Ltd. Effective January 1, 2003, R.D. Southern was appointed Chairman of the Board and N.C. Southern was appointed President and Chief Executive Officer.

(4) C.O. Twa also served as President and Chief Operating Officer of ATCO Ltd. Mr. Twa retired effective January 1, 2003.

(5) J.A. Campbell also serves as Senior Vice President, Finance and Chief Financial Officer of ATCO Ltd.

(6) Represents the amount contributed by the Corporation to M.M. Shaw's defined contribution pension.

Option/SAR Grants During 2002

There were no grants of options to purchase or acquire securities of the Corporation or grants of share appreciation rights ("SARs") to any of the Named Executive Officers in 2002.

Aggregated Option/SAR Exercises During 2002 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and SARs during 2002 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs on an aggregate basis.

Name	*Securities* Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised *in*-the-Money Options/SARs at December 31, 2002 ($) Exercisable/Unexercisable
R.D. Southern	Nil	Nil	260,850/10,000 (1) 73,600/10,000 (2)	4,945,091/50,000 (1) 909,968/50,000 (2)
N.C. Southern	58,000 (3)	1,546,260	64,600/37,400 (1) 26,000/5,000 (2)	749,336/417,304 (1) 226,780/25,000 (2)
C.O. Twa	Nil	Nil	8,400/4,000 (1) 5,000/Nil (2)	151,982/49,068 (1) 105,650/Nil (2)
J.A. Campbell	24,000 (4)	580,040	40,300/10,200 (1) 35,000/5,000 (2)	481,511/79,024 (1) 416,950/25,000 (2)
G.K. Bauer	Nil	Nil	19,400/4,600 (1) 15,000/Nil (2)	384,498/52,362 (1) 328,830/Nil (2)
M.M. Shaw	Nil	Nil	8,650/4,100 (1) 14,000/Nil (2)	149,641/44,577 (1) 352,700/Nil (2)

Notes:

(1) Options to acquire Class A non-voting shares of the Corporation.

(2) Share appreciation rights based on Class A non-voting shares of the Corporation.

(3) Represents the exercise of 34,000 options to acquire Class A non-voting shares and the exercise of 24,000 share appreciation rights of the Corporation.

(4) Represents the exercise of 12,000 options to acquire Class A non-voting shares and the exercise of 12,000 share appreciation rights of the Corporation.

Pension and Retirement Arrangements

The Named Executive Officers participate in The Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "Plan"). As at December 31, 2002, the years of credited service under the Plan for the Named Executive Officers were as follows: N.C. Southern - 7.0, C.O. Twa - 43.5, J.A. Campbell - 13.17, G.K. Bauer - 30.17, M.M. Shaw - 16.0. R.D. Southern and C.O. Twa are receiving pensions from the Plan.

The Corporation has also undertaken to provide J.A. Campbell, G.K. Bauer and M.M. Shaw pensions under a supplemental arrangement to compensate for limitations on defined benefit pension benefits or on defined contribution pension contributions imposed by the Income Tax Act. The supplemental arrangement, when included with the pension payable under the Plan, the estimated Canada Pension Plan ("CPP") integration amount, and any amounts payable under pension plans or supplemental arrangements of the Corporation's affiliates, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years. C.O. Twa is receiving a pension under this supplemental arrangement.

Pension Plan Table

The following table sets forth the annual pension payable to J.A. Campbell, G.K. Bauer and M.M. Shaw at normal retirement age 65, inclusive of all registered pension plans and supplemental arrangements and the estimated CPP integration amount.[1]

Remuneration	**Years of Service**				
$	**15**	**20**	**25**	**30**	**35**
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000

(1) For purposes of the supplemental arrangement, the calculation of annual pension payable assumes that the amount payable under the registered pension plan is the same regardless of whether a participant elects the defined benefit or defined contribution provisions of the pension plan. For participants of the defined contribution provisions, the actual pension payable at retirement will vary depending on the value of their investment account at retirement.

Employment Agreements

The Corporation has an employment agreement with N.C. Southern extending to February 1, 2004, and continuing from year to year thereafter, and had a similar agreement with R.D. Southern until his retirement on December 31, 2002. The amount of salary and the value of benefits paid under these agreements have been included in the Summary Compensation Table above. Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice.

Pursuant to his employment agreement with the Corporation, R.D. Southern is receiving a pension of 90% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to his retirement on December 31, 2002.

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement to receive a pension of 70% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to retirement.

The pensions payable to R.D. Southern and N.C. Southern under their employment agreements are inclusive of the pensions payable under the Plan.

N.C. Southern's employment agreement provides for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas that take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

Composition of the Corporate Governance – Nomination, Succession and Compensation Committee

The Corporate Governance - Nomination, Succession and Compensation Committee of the Board of Directors (the "Committee") is responsible for determining the compensation of executive officers. The members of the Committee are W.L. Britton, B.P. Drummond and H.M. Neldner.

Report on Executive Compensation

The compensation programs of the Corporation and its subsidiaries are designed to reward performance and to be competitive with the compensation arrangements of other North American companies of similar size and scope of operations. These compensation programs emphasize incentive-based compensation and are an ongoing attempt to closely align the interests of officers and shareholders. A significant portion of overall compensation is tied to corporate performance and is paid only in the event that net earnings, after tax and payment of any bonuses, exceed prescribed targets. Each executive officer position is evaluated to establish skill requirements and level of responsibility. This evaluation provides a basis for internal and external comparisons of positions. While the Committee does review information from other corporations and published data, and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs, the Committee has not done so with a view to setting compensation at a specific level relative to those comparator groups. This market data is simply one piece of information taken into consideration by the Committee. Generally, the Committee does not apply a set "weighting" to each of these factors; rather, it considers them in totality, together with any other considerations it determines relevant, in making its compensation decisions.

Components of Compensation

Executive officer compensation is comprised of (i) salary (ii) bonus and (iii) stock options and/or share appreciation rights and other incentives.

Salary

Base salary ranges are generally determined following a review of market data for similar positions in corporations of comparable size and scope of operations. Market data for other major investor-owned Canadian utilities is reviewed in determining compensation levels. The salary for each executive officer position is then determined having regard to the incumbent's responsibilities, individual performance factors, overall corporate performance, years of service, potential for advancement, performance reviews by immediate superiors, and the assessment of the Committee of such matters as presented by management.

R.D. Southern, N.C. Southern, C.O. Twa and J.A. Campbell also served in 2002 in similar senior executive positions with ATCO Ltd., the parent of the Corporation. Salaries for these similar positions in ATCO Ltd. and the Corporation are determined annually on a consolidated basis by the Committee and the Corporate Governance - Nomination, Succession and Compensation Committee of the Board of Directors of ATCO Ltd. The Corporation's share of this consolidated amount is based on a number of considerations, including the proportion of ATCO Ltd.'s consolidated assets which the Corporation's assets represent, and the estimated portion of each executive officer's time anticipated to be spent performing services as an executive officer of the Corporation and its subsidiaries. In 2002, the Corporation's share of the consolidated salary for each of these positions was 89% and is reflected in the Summary Compensation Table.

Bonus Plans

G.K. Bauer and M.M. Shaw participate in a bonus plan that provides for the payment of annual bonuses, which are dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and on the earnings attributable to the officer's business group and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO Ltd., each of which must meet or exceed the prescribed targets. No bonus is payable if consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO Ltd. are not increased over the previous year.

N.C. Southern and J.A. Campbell participate in an executive bonus plan of ATCO Ltd. and R.D. Southern and C.O. Twa participated in this plan until their retirement. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO Ltd. achieved in such year. No bonus is payable if earnings are not increased over the previous year. The bonus is payable only if ATCO Ltd.'s net earnings, after tax and the payment of bonuses, meet or exceed prescribed earnings targets set at the beginning of each financial year. A portion of the bonuses paid to R.D. Southern, N.C. Southern, C.O. Twa and J.A. Campbell under this plan in 2002 (approximately 89%) was funded by the Corporation and is reflected in the Summary Compensation Table.

Stock Option and Share Appreciation Rights Plans

The Corporation has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. The Committee, together with the Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class A non-voting shares at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant.

In addition to the stock option plan, the Corporation has a share appreciation rights plan. The Committee, together with the Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class A non-voting shares. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class A non-voting shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class A non-voting shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is determined by the same procedures used to develop compensation arrangements for other executive officers. The Committee annually reviews the performance of the Chief Executive Officer with respect to the leadership of the Corporation based on a number of qualitative and quantitative factors including implementing the strategic direction and achieving objectives and financial goals for the ATCO Group.

Submitted by the Corporate Governance - Nomination, Succession and Compensation Committee:

W.L. Britton, Chairman
B.P. Drummond
H.M. Neldner

Report on Directors' Compensation

In 2002, non-employee directors of the Corporation were paid an annual retainer of $35,000 for acting as directors and $2,000 for attending each meeting of the Board or $800 for attending a meeting of the Board the purpose of which was to approve routine administrative or perfunctory matters where the nature of the discussion would be brief. The Corporation's lead director, W.L. Britton, received an additional amount of $175,000 and B.K. French, who also served as a lead director for the first quarter of 2002, received an additional $25,000.

The lead directors participated in a bonus plan which provides for the payment of an annual bonus dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The bonus payable for a financial year is based on a percentage of the annual lead director's retainer and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO Ltd., which must meet or exceed the prescribed targets. No bonus is payable if earnings are not increased over the previous year. In 2002, W.L. Britton received $105,000 and B.K. French received $60,000.

The Chairman and members of the Audit Committee received annual retainers of $10,000 and $5,000, respectively. A meeting fee of $800 is payable only for attendance at more than five Audit Committee meetings annually.

The Chairmen of the Corporate Governance - Nomination, Succession and Compensation Committee, the Risk Review Committee and the Pension Fund Committee were paid annual retainers of $5,000 and the members of these committees (including the Chairmen) were paid a meeting fee of $800. Designated Audit Directors are appointed by the Corporation for each of the principal operating subsidiaries and were paid an annual retainer of $5,000.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The Chairman and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. Ad hoc committees did not meet in 2002.

Mr. C.W. Wilson, a director of the Corporation, received $11,250 in 2002 pursuant to a consulting arrangement with the Corporation.

In 2002, pursuant to the Corporation's stock option plan, one non-employee director received options to purchase 5,000 Class A non-voting shares exercisable at $57.29 per share. During 2002, the aggregate net value realized by five non-employee directors on the exercise of stock options and share appreciation rights was $1,255,999.

Directors' and Officers' Liability Insurance

The Corporation, ATCO Ltd. and their affiliates have purchased insurance with an annual aggregate limit of $100,000,000 for such corporations and their directors and officers. The approximate amount of premium paid by the Corporation in the financial year ended December 31, 2002, in respect of the directors and officers of the Corporation as a group was $14,662. No part of the premium was paid by a director or officer. The Corporation is responsible for the first $500,000 of any loss and there is no deductible in respect of claims against any director or officer.

Performance Graph

The graph below compares the five-year cumulative return on the Class A non-voting shares and Class B common shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Utilities Index.

Five Year Total Return on $100 Investment


$160
$150
$140
$130
$120
$110
$100
$90
$80
$70

	1997	1998	1999	2000	2001	2002
Class A Non-Voting	100	123	104	142	144	153
Class B Common	100	123	104	140	141	157
S&P/TSX Composite	100	98	130	139	122	107
S&P/TSX Utilities	100	103	75	113	125	133

CORPORATE GOVERNANCE

The Board of Directors of the Corporation views effective corporate governance as an essential element for the ongoing well being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis. Except as otherwise noted in the Statement of Corporate Governance Practices, the corporate governance practices of the Corporation comply with the Guidelines of the Toronto Stock Exchange. The Corporation's Statement of Corporate Governance Practices is attached to this management proxy circular as Schedule A. Additional information regarding the Corporation's Board and its committees is set forth below.

The Board of Directors generally meets five times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition to regularly scheduled board and committee meetings, the directors annually attend a comprehensive four-day strategy session. Information regarding the number of board and committee meetings held in 2002 is attached as Schedule B.

During 2002, R.D. Southern and N.C. Southern served as Co-Chairmen of the Board and Chief Executive Officers. Effective January 1, 2003, R.D. Southern was appointed Chairman of the Board of the Corporation and N.C. Southern was appointed President and Chief Executive Officer. As a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership.

Board Committees

The Board of Directors of the Corporation has four committees: the Audit Committee, Corporate Governance - Nomination, Succession and Compensation Committee, Risk Review Committee, and Pension Fund Committee. The Board of Directors annually appoints committee members and reviews and approves the committee mandates. The Corporation does not have an executive committee. In addition, from time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

Audit Committee

Chairman: B.K. French
Members: R.T. Booth, W.R. Horton, H.M. Neldner, C.W. Wilson

The Audit Committee is responsible for the oversight of the quality and integrity of the accounting, auditing, internal audit function and controls, management information systems and reporting practices of the Corporation. The Audit Committee oversees the performance and compensation of the external auditor.

Corporate Governance – Nomination, Succession and Compensation Committee

Chairman: W.L. Britton
Members: B.P. Drummond, H.M. Neldner

The Corporate Governance – Nomination, Succession and Compensation Committee is responsible for succession planning and, in conjunction with the President and Chief Executive Officer, assessing the performance of officers and determining executive compensation. The Committee reviews committee mandates prior to their submission to the Board and is responsible for identifying and recommending potential candidates for the Board.

Risk Review Committee

Chairman: H.M. Neldner
Members: R.T. Booth, B.K. French, W.R. Horton, D.L. Tait, C.W. Wilson

The Risk Review Committee reviews significant risks identified by management which could materially affect the Corporation's ability to achieve its strategic or operational targets and which are associated with future performance, growth and lost opportunities. The Committee is responsible for ensuring that management has procedures in place to mitigate identified risks.

Pension Fund Committee

Chairman: H.M. Neldner
Members: B.P. Drummond, L.A. Heathcott, D.L. Tait

The Pension Fund Committee is comprised of the trustees of the pension fund, at least one of whom must be a non-employee director, and at least two officers of the Corporation. This Committee serves as an advisor on pension matters and assists in the safeguarding and investment of the pension fund.

ADDITIONAL INFORMATION

Additional information regarding the business of the Corporation is contained in the Corporation's annual information form dated February 26, 2003. Additional financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2002, which are contained in the Corporation's 2002 annual report. Copies of these documents and additional copies of this management proxy circular may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

Corporate information is also available on the Corporation's website: www.canadian-utilities.com

Directors' Approval

The Board of Directors of the Corporation has approved the contents and the sending of this management proxy circular.

General

December 5, 2003, is the final date by which the Corporation must receive a proposal for any matter that an eligible shareholder proposes to raise at the next annual meeting of shareholders.

DATED at Calgary, Alberta, this 5th day of March, 2003.

[signed]
D.R. Cawsey
Vice President, Human Resources and Corporate Secretary

SCHEDULE A STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	TSX Guideline	Canadian Utilities Limited Governance Practice
1.	The board should explicitly assume responsibility for stewardship of the Corporation, and specifically for	• The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. The Board is responsible for the stewardship of the Corporation and generally directs the business and affairs of the Corporation through consultation with management and the delegation of responsibilities to management and committees of the Board.
a)	Adoption of a strategic planning process	• The Board of Directors, in conjunction with management, develops the overall strategy and long-term objectives of the Corporation. The Board also considers and, if appropriate, approves, with such revisions as it may require, business plans, budgets, corporate objectives and recommended courses of action which have been presented by management. Significant business activities, actions and communications proposed to be taken or submitted by the Corporation are subject to Board approval. • The Board of Directors conducts an annual four to five day comprehensive strategy session with senior management at which the Board reviews and assesses the performance of the Corporation and its subsidiaries, reviews business plans, sets short-term and long-term objectives and discusses and implements strategies to meet these objectives.
b)	Identification of principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks	• The Board of Directors is responsible for identification of principal business risks and implementation of appropriate systems to manage these risks. • The Board, through the Risk Review Committee, is responsible for reviewing areas of risk identified by management as being relevant to the Corporation and ensuring that management has procedures in place to mitigate identified risks. • The Risk Review Committee regularly reports to the Board.
c)	Succession planning, including appointing, training and monitoring senior management	• The Board of the Directors, through the Corporate Governance – Nomination, Succession and Compensation Committee, is responsible for succession planning, including appointing, professional development planning and monitoring the performance of officers.
d)	Communications policy	• The Chairman of the Board, the President and Chief Executive Officer, and the Senior Vice President, Finance and Chief Financial Officer communicate with and respond to shareholders and the media at the annual meeting of the Corporation and on an ongoing basis, as circumstances require. The Vice President, Human Resources and Corporate Secretary is responsible for communicating with shareholders and responding to shareholder concerns on an ongoing basis. • The Board reviews and approves the contents of major disclosure documents, including the annual report, the annual information form, the annual management's discussion and analysis and the management proxy circular. Procedures are in place to ensure effective, timely and non-selective disclosure to the shareholders and the public.
e)	Integrity of internal control and management information systems	• The Board of Directors, through the Audit Committee, is responsible for ensuring the Corporation has implemented appropriate systems of internal control and that these systems are operating effectively.

	TSX Guideline	Canadian Utilities Limited Governance Practice
2.	Majority of directors should be "unrelated" (independent from management and free from actual or perceived conflicts of interest)	• Eight of the thirteen Directors proposed for election to the Board of Directors are unrelated. • The Corporation is controlled by R.D. Southern, who is a significant shareholder within the meaning of the Guidelines. The Directors believe that all of the unrelated Directors are free from any interests in or relationships with the Corporation and the significant shareholder, as contemplated by the Guidelines, and that, as a result, the investment in the Corporation by the shareholders other than the significant shareholder is fairly reflected. • Although the Board considers independence from the significant shareholder as a factor in assessing the qualifications of potential candidates, the Board's objectives are to ensure a balance of expertise and that the Directors are the most qualified candidates available and are selected on the basis of their overall qualifications and ability to contribute to the effective governance of the Corporation. All of the Directors of the Corporation make a valuable contribution to the Board, the Corporation and its shareholders, including minority shareholders, and the Directors are at all times mindful of the interests of the minority shareholders.
3.	The board has responsibility for applying the definition of "unrelated" director to each individual director and for disclosing annually the analysis of the application of the principles supporting this conclusion	• Five Directors are related within the meaning of the Guidelines. Two Directors are related because they are executive officers of the Corporation, two may be considered to be related because they are partners of a firm which is compensated for legal services provided to the Corporation, and one may be considered to be related because she is a daughter of the significant shareholder. • Although these Directors are considered to be related Directors as defined by the Guidelines, these Directors, like all Directors, are required by law at all times to act in good faith with a view to the best interests of the Corporation and its shareholders. As is the case with unrelated Directors, these Directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in the appropriate circumstances. Their extensive knowledge of the Corporation's business is extremely beneficial to the other Directors and the Corporation and their participation as Directors is an important element in the overall effectiveness of the Board.
4.	The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis	• The Corporate Governance – Nomination, Succession and Compensation Committee is composed of three non-management Directors, one of whom is a related Director and two of whom are unrelated Directors. The Committee, in conjunction with the Chairman of the Board and the President and Chief Executive Officer, is responsible for identifying and recommending potential candidates for the Board.
5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors	• The Corporate Governance – Nomination, Succession and Compensation Committee periodically reviews the overall profile of the Board of Directors to ensure that it includes members with a reasonable diversity of experience, backgrounds, skills and geographic representation and reviews the committees and their mandates, making appropriate recommendations as required. This Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors.

	TSX Guideline	Canadian Utilities Limited Governance Practice
6.	The Corporation should provide an orientation and education program for new directors	• Newly elected non-incumbent Directors participate in an orientation and education program during which they are briefed about all aspects of the Corporation's operations by senior management of the Corporation and its subsidiaries.
7.	The board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making	• The Corporate Governance – Nomination, Succession and Compensation Committee meets at least once a year to review the size of the Board of Directors and makes recommendations to the Board when it believes a change in size would be in the best interests of the Corporation.
8.	The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director	• The Corporate Governance – Nomination, Succession and Compensation Committee is responsible for assessing the compensation of Directors and making recommendations to the Board.
9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated	• Each committee of the Board of Directors is composed exclusively of outside Directors, and the majority of Directors on each committee are unrelated. One related Director is a member of the Corporate Governance – Nomination, Succession and Compensation Committee and one related Director is a member of the Audit Committee and the Risk Review Committee. The participation of these two Directors is an important element of the effectiveness of the committees.
10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues	• The Corporation considers corporate governance to be the ongoing responsibility of all Board members, however, the Corporate Governance – Nomination, Succession and Compensation Committee specifically addresses corporate governance issues as the need arises.
11.	The board, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities	• The Board of Directors has a legal responsibility to manage the business and affairs of the Corporation. While the Board and the Chief Executive Officer do not have formal written position descriptions, the Corporation and its operating subsidiaries have a number of written policies and governance practices that guide officers, including the Chief Executive Officer, in the discharge of their responsibilities. These include limits on officers' spending authority and requirements for Board approval for the commencement of new businesses or entry into new geographic markets.
	The board should approve or develop the corporate objectives which the chief executive officer is responsible for meeting	• The Board of Directors is responsible for developing the strategic planning process, direction and objectives of the Corporation. The Board expects the Chief Executive Officer and management to provide on a regular basis all information required to properly assess the ongoing performance of the Corporation.

	TSX Guideline	Canadian Utilities Limited Governance Practice
12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management	• The Corporation has a lead director who is responsible for ensuring the Board functions independently, acting as required by law and in the best interests of all shareholders. • As deemed necessary, the Board of Directors and committees of the Board conduct meetings or portions of meetings without the presence of management.
13.	The audit committee should be composed only of outside directors	• The Audit Committee is composed of five outside Directors, one of whom is related.
	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties	• The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and management information systems and the performance of the Corporation's external auditor. The Committee is also responsible for reviewing and recommending approval to the Board of annual financial statements, the annual management's discussion and analysis and the annual information form, and for reviewing quarterly financial statements and quarterly management's discussion and analysis.
	The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	• The Audit Committee meets separately with the internal and external auditors to discuss and review issues as appropriate.
	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so	• The Audit Committee is responsible for ensuring that the Corporation has implemented appropriate systems of internal control, including systems of control over financial reporting, to ensure compliance with legal and regulatory requirements and the systems policies and procedures, and to ensure effective systems operations.
14.	The board should implement a system to enable an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board	• Individual Directors, committees and the full Board of Directors are entitled to, and in fact do, engage outside advisers from time to time as they deem necessary, at the expense of the Corporation, subject to the approval of the Corporate Governance – Nomination, Succession and Compensation Committee.

SCHEDULE B MEETINGS HELD DURING 2002

The number of Board and Committee meetings held during the year ended December 31, 2002, was as follows:

Board of Directors	11
Board of Directors Strategy Session [1]	1
Corporate Governance – Nomination, Succession and Compensation Committee [2]	4
Audit Committee	5
Risk Review Committee	2
Pension Fund Committee	3

(1) Four days in length
(2) Includes a two-day meeting and a four-day meeting

Designated Audit Directors participate in six meetings per year with the management of the principal operating subsidiaries.



CANADIAN UTILITIES LIMITED
An *ATCO* Company

MANAGEMENT PROXY CIRCULAR

SECTION 1 VOTING INFORMATION

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation by the management of CANADIAN UTILITIES LIMITED (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder entitled to vote at the meeting may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, other than the persons designated in the accompanying form of proxy, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. Mountain Daylight Time on Monday, May 5, 2003.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholders appointing them on any ballot that may be called for. **In the absence of such instructions, all of such shares will be voted in favour of the election of the directors and the appointment of the auditor as described in this circular.** The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to matters identified in the notice of the meeting and other matters that may properly come before the meeting. The management of the Corporation is not aware of any such amendments or other matters. If any such amendments or matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class B Common Shares and Principal Holders

The Class B common shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 5, 2003, there were 23,271,091 Class B common shares outstanding. Each Class B common share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is March 27, 2003. Holders of Class B common shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over shares of the Corporation carrying more than 10% of the votes attached to the shares of the Corporation is ATCO Ltd. ATCO Ltd. directly or indirectly owns 16,332,726 Class B common shares, being approximately 70% of the outstanding Class B common shares. R.D. Southern controls ATCO Ltd.

Class A Non-Voting Shares

The holders of the Class A non-voting shares of the Corporation are entitled to receive notice of the meeting and to attend and participate in discussions at the meeting, but are not entitled to vote at the meeting.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of the Corporation, holders of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, holders of Class A non-voting shares are entitled to exchange their shares for Class B common shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or a rights offering. The complete text of the rights of exchange attached to the Class A non-voting shares is set out in a Certificate of Amendment dated September 10, 1982, issued to the Corporation.

SECTION 2 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the year ended December 31, 2002, form part of the 2002 annual report, which is being mailed to shareholders with this management proxy circular. Additional copies of the 2002 annual report may be obtained from the Vice President, Human Resources and Corporate Secretary upon request and will be available at the meeting.

ELECTION OF DIRECTORS

The management of the Corporation, on behalf of the Corporate Governance - Nomination, Succession and Compensation Committee, proposes to nominate, and the persons named in the accompanying form of proxy intend to vote for the election as directors of the Corporation, the persons whose names are set forth below. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation.

All of the nominees, with the exception of Mr. G.G. Tallman, are now directors and have been for the periods indicated. Prior to 1999, Mr. Tallman was General Manager, Alberta region of the Royal Bank of Canada. He recently retired from the Royal Bank of Canada as Senior Vice President, Prairies region.

Name and principal occupation	Periods served as a director	Share of the Corporation and its affiliates beneficially owned or controlled [1]
R.T. Booth [3] [4] Partner, Bennett Jones LLP (barristers and solicitors)	1998 to date	350 Class A non-voting shares of the Corporation; 1,000 Class I Non-Voting Shares of ATCO Ltd.
W.L. Britton, Q.C. [2] Partner, Bennett Jones LLP (barristers and solicitors)	1980 to date	1,000 Class A non-voting shares of the Corporation; 5,114 Class I Non-Voting and 3,935 Class II Voting Shares of ATCO Ltd.
B.P. Drummond [2] [5] Corporate Director	1997 to date	3,800 Class I Non-Voting and 4,800 Class II Voting Shares of ATCO Ltd.
B.K. French [3] [4] [6] President, Karusel Management Ltd. (property management and management consultants)	1981 to date	700 Class A non-voting and 350 Class B common shares and 1,000 Series W Second Preferred Shares of the Corporation; 8,400 Class I Non-Voting and 3,900 Class II Voting Shares of ATCO Ltd.
L.A. Heathcott [5] Executive Vice President, Spruce Meadows (international equestrian venue)	2000 to date	1,000 Class B common shares of the Corporation; 3,200 Class I Non-Voting and 2,100 Class II Voting Shares of ATCO Ltd.
W.R. Horton [3] [4] [6] Corporate Director	1984 to date	2,000 Class A non-voting and 100 Class B common shares of the Corporation; 100 Class II Voting Shares of ATCO Ltd.
H.M. Neldner [2] [3] [4] [5] [6] Corporate Director	1991 to date	1,500 Class A non-voting shares and 1,500 Series W Second Preferred Shares of the Corporation; 8,000 Class I Non-Voting Shares and 2,000 Series 3 Preferred Shares of ATCO Ltd.
L.R. Shaben Chairman, Western New Ventures Capital Corporation (venture capital corporation)	1995 to date	1,100 Class A non-voting and 100 Class B common shares of the Corporation
N.C. Southern President and Chief Executive Officer of the Corporation and ATCO Ltd.	1990 to date	925 Class A non-voting and 1,070 Class B common shares of the Corporation; 1,400 Class I Non-Voting and 12,650 Class II Voting Shares of ATCO Ltd.
R.D. Southern, C.B.E., C.M., LL.D. Chairman of the Board of the Corporation and ATCO Ltd.	1977 to 1979 1980 to date	15,702 Class A non-voting and 72,402 Class B common shares and 20,000 Series Q Second Preferred Shares and 320,000 Series W Second Preferred Shares of the Corporation; 5,417,143 Class I Non-Voting and 2,862,880 Class II Voting Shares of ATCO Ltd. [7]
D.L. Tait, F.R.I., F.C.A. [3] [5] President, Tait Management Services Ltd. (consulting and accounting management service company)	1992 to date	3,000 Class A non-voting shares of the Corporation; 9,900 Class I Non-Voting Shares of ATCO Ltd.
G.G. Tallman Corporate Director	-	-
C.W. Wilson [3] [4] [6] Corporate Director	2000 to date	5,000 Class A non-voting shares of the Corporation

Notes:

(1) The information as to shares beneficially owned or controlled has been furnished by the nominees.
(2) Member of the Corporate Governance - Nomination, Succession and Compensation Committee.
(3) Member of the Risk Review Committee.
(4) Member of the Audit Committee.
(5) Member of the Pension Fund Committee.
(6) Designated Audit Director of an operating subsidiary of the Corporation.
(7) R.D. Southern beneficially owns 1,000 Class II Voting Shares of ATCO Ltd. and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 5,417,143 Class I Non-Voting and 2,861,880 Class II Voting Shares of ATCO Ltd. The stated shareholdings of R.D. Southern include these shares. R.D Southern controls ATCO Ltd. which owns 16,529,928 Class A non-voting and 16,332,726 Class B common shares of the Corporation. All of the remaining shares of the Corporation beneficially owned or controlled by R.D. Southern are held by Sentgraf Enterprises Ltd., except for 2 Class A non-voting and 2 Class B common shares.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Price Waterhouse, the predecessor of PricewaterhouseCoopers LLP, was first appointed as the auditor of the Corporation in 1981. Appointment of the auditor requires the approval of a majority of the votes cast by the holders of the Class B common shares.

Auditor's Fees

The aggregate fees incurred by the Corporation and its subsidiaries for professional services provided by PricewaterhouseCoopers LLP in 2002 and 2001 were as follows:

Description	2002	2001
Audit	$1,178,000	$955,000
Audit Related	$247,000	$398,000
Taxation	$217,000	$142,000
Software Implementation	$968,000	$1,225,000
Other	$1,000	$718,000

Software implementation commenced in 2001 and was completed in 2002.

To ensure the independence of the auditor, the Corporation has a non-audit services policy that prohibits the external auditor from providing specified non-assurance services to the Corporation and its subsidiaries.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation and its subsidiaries. The determinations and recommendations of the Audit Committee are presented to the Board, which has ultimate responsibility for determining the annual audit fees and ensuring the continuing independence of the auditor.

SECTION 3 COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officers of the Corporation and the four other executive officers of the Corporation and its subsidiaries employed at December 31, 2002, who had the highest individual aggregate salary and bonuses during 2002 (the "Named Executive Officers"). This information reflects all compensation received by the Named Executive Officers from the Corporation and its subsidiaries for their services as executive officers in all capacities.

Name and Principal Occupation	Year Ended Dec. 31	Annual Compensation Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Long Term Compensation Awards Securities Under Options/SARs Granted (#)	All Other Compensation Excepting Options/SARs[2] ($)
R.D. Southern[3]	2002	858,320	64,374	Nil	Nil/Nil	Nil
Co-Chairman of the	2001	849,640	764,676	Nil	Nil/Nil	Nil
Board and Chief	2000	856,198	582,215	Nil	20,000/Nil	Nil
Executive Officer						
N.C. Southern[3]	2002	623,000	31,150	Nil	Nil/Nil	Nil
Co-Chairman of the	2001	616,700	370,020	Nil	Nil/Nil	Nil
Board and Chief	2000	532,680	362,222	Nil	20,000/Nil	Nil
Executive Officer						
C.O. Twa[4]	2002	534,000	32,040	Nil	Nil/Nil	Nil
President and Chief	2001	528,600	380,592	Nil	Nil/Nil	Nil
Operating Officer	2000	514,924	350,148	Nil	Nil/Nil	Nil
J.A. Campbell[5]	2002	422,750	21,138	Nil	Nil/Nil	Nil
Senior Vice President,	2001	418,475	251,085	Nil	Nil/Nil	Nil
Finance and Chief	2000	386,193	262,611	Nil	5,000/Nil	Nil
Financial Officer						
G.K. Bauer	2002	375,000	Nil	Nil	Nil/Nil	Nil
Managing Director,	2001	375,000	187,500	Nil	Nil/Nil	Nil
Power Generation	2000	347,500	347,500	Nil	5,000/Nil	Nil
Business Group						
M.M. Shaw	2002	300,000	247,500	Nil	Nil/Nil	13,500[6]
Managing Director,	2001	300,000	300,000	Nil	Nil/Nil	13,500[6]
Logistics and Energy	2000	260,000	260,000	Nil	5,000/Nil	13,500[6]
Services Business Group						

Notes:

(1) The value of perquisites and personal benefits received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total of his or her annual salary and bonus.

(2) Amounts realized in respect of options and share appreciation rights exercised in 2002 are disclosed under "Aggregated Option/SAR Exercises During 2002 and Year-End Option/SAR Values".

(3) In 2002, each of R.D. Southern and N.C. Southern also served as Co-Chairman of the Board and Chief Executive Officer of ATCO Ltd. Effective January 1, 2003, R.D. Southern was appointed Chairman of the Board and N.C. Southern was appointed President and Chief Executive Officer.

(4) C.O. Twa also served as President and Chief Operating Officer of ATCO Ltd. Mr. Twa retired effective January 1, 2003.

(5) J.A. Campbell also serves as Senior Vice President, Finance and Chief Financial Officer of ATCO Ltd.

(6) Represents the amount contributed by the Corporation to M.M. Shaw's defined contribution pension.

Option/SAR Grants During 2002

There were no grants of options to purchase or acquire securities of the Corporation or grants of share appreciation rights ("SARs") to any of the Named Executive Officers in 2002.

Aggregated Option/SAR Exercises During 2002 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and SARs during 2002 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs on an aggregate basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2002 ($) Exercisable/Unexercisable
R.D. Southern	Nil	Nil	260,850/10,000 (1) 73,600/10,000 (2)	4,945,091/50,000 (1) 909,968/50,000 (2)
N.C. Southern	58,000 (3)	1,546,260	64,600/37,400 (1) 26,000/5,000 (2)	749,336/417,304 (1) 226,780/25,000 (2)
C.O. Twa	Nil	Nil	8,400/4,000 (1) 5,000/Nil (2)	151,982/49,068 (1) 105,650/Nil (2)
J.A. Campbell	24,000 (4)	580,040	40,300/10,200 (1) 35,000/5,000 (2)	481,511/79,024 (1) 416,950/25,000 (2)
G.K. Bauer	Nil	Nil	19,400/4,600 (1) 15,000/Nil (2)	384,498/52,362 (1) 328,830/Nil (2)
M.M. Shaw	Nil	Nil	8,650/4,100 (1) 14,000/Nil (2)	149,641/44,577 (1) 352,700/Nil (2)

Notes:

(1) Options to acquire Class A non-voting shares of the Corporation.
(2) Share appreciation rights based on Class A non-voting shares of the Corporation.
(3) Represents the exercise of 34,000 options to acquire Class A non-voting shares and the exercise of 24,000 share appreciation rights of the Corporation.
(4) Represents the exercise of 12,000 options to acquire Class A non-voting shares and the exercise of 12,000 share appreciation rights of the Corporation.

Pension and Retirement Arrangements

The Named Executive Officers participate in The Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "Plan"). As at December 31, 2002, the years of credited service under the Plan for the Named Executive Officers were as follows: N.C. Southern - 7.0, C.O. Twa - 43.5, J.A. Campbell - 13.17, G.K. Bauer - 30.17, M.M. Shaw - 16.0. R.D. Southern and C.O. Twa are receiving pensions from the Plan.

The Corporation has also undertaken to provide J.A. Campbell, G.K. Bauer and M.M. Shaw pensions under a supplemental arrangement to compensate for limitations on defined benefit pension benefits or on defined contribution pension contributions imposed by the Income Tax Act. The supplemental arrangement, when included with the pension payable under the Plan, the estimated Canada Pension Plan ("CPP") integration amount, and any amounts payable under pension plans or supplemental arrangements of the Corporation's affiliates, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years. C.O. Twa is receiving a pension under this supplemental arrangement.

Pension Plan Table

The following table sets forth the annual pension payable to J.A. Campbell, G.K. Bauer and M.M. Shaw at normal retirement age 65, inclusive of all registered pension plans and supplemental arrangements and the estimated CPP integration amount.[1]

Remuneration	Years of Service				
$	15	20	25	30	35
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000

(1) For purposes of the supplemental arrangement, the calculation of annual pension payable assumes that the amount payable under the registered pension plan is the same regardless of whether a participant elects the defined benefit or defined contribution provisions of the pension plan. For participants of the defined contribution provisions, the actual pension payable at retirement will vary depending on the value of their investment account at retirement.

Employment Agreements

The Corporation has an employment agreement with N.C. Southern extending to February 1, 2004, and continuing from year to year thereafter, and had a similar agreement with R.D. Southern until his retirement on December 31, 2002. The amount of salary and the value of benefits paid under these agreements have been included in the Summary Compensation Table above. Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice.

Pursuant to his employment agreement with the Corporation, R.D. Southern is receiving a pension of 90% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to his retirement on December 31, 2002.

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement to receive a pension of 70% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to retirement.

The pensions payable to R.D. Southern and N.C. Southern under their employment agreements are inclusive of the pensions payable under the Plan.

N.C. Southern's employment agreement provides for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas that take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

Composition of the Corporate Governance – Nomination, Succession and Compensation Committee

The Corporate Governance - Nomination, Succession and Compensation Committee of the Board of Directors (the "Committee") is responsible for determining the compensation of executive officers. The members of the Committee are W.L. Britton, B.P. Drummond and H.M. Neldner.

Report on Executive Compensation

The compensation programs of the Corporation and its subsidiaries are designed to reward performance and to be competitive with the compensation arrangements of other North American companies of similar size and scope of operations. These compensation programs emphasize incentive-based compensation and are an ongoing attempt to closely align the interests of officers and shareholders. A significant portion of overall compensation is tied to corporate performance and is paid only in the event that net earnings, after tax and payment of any bonuses, exceed prescribed targets. Each executive officer position is evaluated to establish skill requirements and level of responsibility. This evaluation provides a basis for internal and external comparisons of positions. While the Committee does review information from other corporations and published data, and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs, the Committee has not done so with a view to setting compensation at a specific level relative to those comparator groups. This market data is simply one piece of information taken into consideration by the Committee. Generally, the Committee does not apply a set "weighting" to each of these factors; rather, it considers them in totality, together with any other considerations it determines relevant, in making its compensation decisions.

Components of Compensation

Executive officer compensation is comprised of (i) salary (ii) bonus and (iii) stock options and/or share appreciation rights and other incentives.

Salary

Base salary ranges are generally determined following a review of market data for similar positions in corporations of comparable size and scope of operations. Market data for other major investor-owned Canadian utilities is reviewed in determining compensation levels. The salary for each executive officer position is then determined having regard to the incumbent's responsibilities, individual performance factors, overall corporate performance, years of service, potential for advancement, performance reviews by immediate superiors, and the assessment of the Committee of such matters as presented by management.

R.D. Southern, N.C. Southern, C.O. Twa and J.A. Campbell also served in 2002 in similar senior executive positions with ATCO Ltd., the parent of the Corporation. Salaries for these similar positions in ATCO Ltd. and the Corporation are determined annually on a consolidated basis by the Committee and the Corporate Governance - Nomination, Succession and Compensation Committee of the Board of Directors of ATCO Ltd. The Corporation's share of this consolidated amount is based on a number of considerations, including the proportion of ATCO Ltd.'s consolidated assets which the Corporation's assets represent, and the estimated portion of each executive officer's time anticipated to be spent performing services as an executive officer of the Corporation and its subsidiaries. In 2002, the Corporation's share of the consolidated salary for each of these positions was 89% and is reflected in the Summary Compensation Table.

Bonus Plans

G.K. Bauer and M.M. Shaw participate in a bonus plan that provides for the payment of annual bonuses, which are dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and on the earnings attributable to the officer's business group and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO Ltd., each of which must meet or exceed the prescribed targets. No bonus is payable if consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO Ltd. are not increased over the previous year.

N.C. Southern and J.A. Campbell participate in an executive bonus plan of ATCO Ltd. and R.D. Southern and C.O. Twa participated in this plan until their retirement. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO Ltd. achieved in such year. No bonus is payable if earnings are not increased over the previous year. The bonus is payable only if ATCO Ltd.'s net earnings, after tax and the payment of bonuses, meet or exceed prescribed earnings targets set at the beginning of each financial year. A portion of the bonuses paid to R.D. Southern, N.C. Southern, C.O. Twa and J.A. Campbell under this plan in 2002 (approximately 89%) was funded by the Corporation and is reflected in the Summary Compensation Table.

Stock Option and Share Appreciation Rights Plans

The Corporation has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. The Committee, together with the Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class A non-voting shares at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant.

In addition to the stock option plan, the Corporation has a share appreciation rights plan. The Committee, together with the Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class A non-voting shares. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class A non-voting shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class A non-voting shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is determined by the same procedures used to develop compensation arrangements for other executive officers. The Committee annually reviews the performance of the Chief Executive Officer with respect to the leadership of the Corporation based on a number of qualitative and quantitative factors including implementing the strategic direction and achieving objectives and financial goals for the ATCO Group.

Submitted by the Corporate Governance - Nomination, Succession and Compensation Committee:

W.L. Britton, Chairman
B.P. Drummond
H.M. Neldner

Report on Directors' Compensation

In 2002, non-employee directors of the Corporation were paid an annual retainer of $35,000 for acting as directors and $2,000 for attending each meeting of the Board or $800 for attending a meeting of the Board the purpose of which was to approve routine administrative or perfunctory matters where the nature of the discussion would be brief. The Corporation's lead director, W.L. Britton, received an additional amount of $175,000 and B.K. French, who also served as a lead director for the first quarter of 2002, received an additional $25,000.

The lead directors participated in a bonus plan which provides for the payment of an annual bonus dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The bonus payable for a financial year is based on a percentage of the annual lead director's retainer and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO Ltd., which must meet or exceed the prescribed targets. No bonus is payable if earnings are not increased over the previous year. In 2002, W.L. Britton received $105,000 and B.K. French received $60,000.

The Chairman and members of the Audit Committee received annual retainers of $10,000 and $5,000, respectively. A meeting fee of $800 is payable only for attendance at more than five Audit Committee meetings annually.

The Chairmen of the Corporate Governance - Nomination, Succession and Compensation Committee, the Risk Review Committee and the Pension Fund Committee were paid annual retainers of $5,000 and the members of these committees (including the Chairmen) were paid a meeting fee of $800. Designated Audit Directors are appointed by the Corporation for each of the principal operating subsidiaries and were paid an annual retainer of $5,000.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The Chairman and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. Ad hoc committees did not meet in 2002.

Mr. C.W. Wilson, a director of the Corporation, received $11,250 in 2002 pursuant to a consulting arrangement with the Corporation.

In 2002, pursuant to the Corporation's stock option plan, one non-employee director received options to purchase 5,000 Class A non-voting shares exercisable at $57.29 per share. During 2002, the aggregate net value realized by five non-employee directors on the exercise of stock options and share appreciation rights was $1,255,999.

Directors' and Officers' Liability Insurance

The Corporation, ATCO Ltd. and their affiliates have purchased insurance with an annual aggregate limit of $100,000,000 for such corporations and their directors and officers. The approximate amount of premium paid by the Corporation in the financial year ended December 31, 2002, in respect of the directors and officers of the Corporation as a group was $14,662. No part of the premium was paid by a director or officer. The Corporation is responsible for the first $500,000 of any loss and there is no deductible in respect of claims against any director or officer.

Performance Graph

The graph below compares the five-year cumulative return on the Class A non-voting shares and Class B common shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Utilities Index.

Five Year Total Return on $100 Investment


$160
$150
$140
$130
$120
$110
$100
$90
$80
$70

	1997	1998	1999	2000	2001	2002
Class A Non-Voting	100	123	104	142	144	153
Class B Common	100	123	104	140	141	157
S&P/TSX Composite	100	98	130	139	122	107
S&P/TSX Utilities	100	103	75	113	125	133

CORPORATE GOVERNANCE

The Board of Directors of the Corporation views effective corporate governance as an essential element for the ongoing well being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis. Except as otherwise noted in the Statement of Corporate Governance Practices, the corporate governance practices of the Corporation comply with the Guidelines of the Toronto Stock Exchange. The Corporation's Statement of Corporate Governance Practices is attached to this management proxy circular as Schedule A. Additional information regarding the Corporation's Board and its committees is set forth below.

The Board of Directors generally meets five times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition to regularly scheduled board and committee meetings, the directors annually attend a comprehensive four-day strategy session. Information regarding the number of board and committee meetings held in 2002 is attached as Schedule B.

During 2002, R.D. Southern and N.C. Southern served as Co-Chairmen of the Board and Chief Executive Officers. Effective January 1, 2003, R.D. Southern was appointed Chairman of the Board of the Corporation and N.C. Southern was appointed President and Chief Executive Officer. As a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership.

Board Committees

The Board of Directors of the Corporation has four committees: the Audit Committee, Corporate Governance - Nomination, Succession and Compensation Committee, Risk Review Committee, and Pension Fund Committee. The Board of Directors annually appoints committee members and reviews and approves the committee mandates. The Corporation does not have an executive committee. In addition, from time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

Audit Committee

Chairman: B.K. French
Members: R.T. Booth, W.R. Horton, H.M. Neldner, C.W. Wilson

The Audit Committee is responsible for the oversight of the quality and integrity of the accounting, auditing, internal audit function and controls, management information systems and reporting practices of the Corporation. The Audit Committee oversees the performance and compensation of the external auditor.

Corporate Governance – Nomination, Succession and Compensation Committee

Chairman: W.L. Britton
Members: B.P. Drummond, H.M. Neldner

The Corporate Governance – Nomination, Succession and Compensation Committee is responsible for succession planning and, in conjunction with the President and Chief Executive Officer, assessing the performance of officers and determining executive compensation. The Committee reviews committee mandates prior to their submission to the Board and is responsible for identifying and recommending potential candidates for the Board.

Risk Review Committee

Chairman: H.M. Neldner
Members: R.T. Booth, B.K. French, W.R. Horton, D.L. Tait, C.W. Wilson

The Risk Review Committee reviews significant risks identified by management which could materially affect the Corporation's ability to achieve its strategic or operational targets and which are associated with future performance, growth and lost opportunities. The Committee is responsible for ensuring that management has procedures in place to mitigate identified risks.

Pension Fund Committee

Chairman: H.M. Neldner
Members: B.P. Drummond, L.A. Heathcott, D.L. Tait

The Pension Fund Committee is comprised of the trustees of the pension fund, at least one of whom must be a non-employee director, and at least two officers of the Corporation. This Committee serves as an advisor on pension matters and assists in the safeguarding and investment of the pension fund.

ADDITIONAL INFORMATION

Additional information regarding the business of the Corporation is contained in the Corporation's annual information form dated February 26, 2003. Additional financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2002, which are contained in the Corporation's 2002 annual report. Copies of these documents and additional copies of this management proxy circular may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

Corporate information is also available on the Corporation's website: www.canadian-utilities.com

Directors' Approval

The Board of Directors of the Corporation has approved the contents and the sending of this management proxy circular.

General

December 5, 2003, is the final date by which the Corporation must receive a proposal for any matter that an eligible shareholder proposes to raise at the next annual meeting of shareholders.

DATED at Calgary, Alberta, this 5th day of March, 2003.

[signed]
D.R. Cawsey
Vice President, Human Resources and Corporate Secretary

SCHEDULE A STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	TSX Guideline	Canadian Utilities Limited Governance Practice
1.	The board should explicitly assume responsibility for stewardship of the Corporation, and specifically for	• The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. The Board is responsible for the stewardship of the Corporation and generally directs the business and affairs of the Corporation through consultation with management and the delegation of responsibilities to management and committees of the Board.
a)	Adoption of a strategic planning process	• The Board of Directors, in conjunction with management, develops the overall strategy and long-term objectives of the Corporation. The Board also considers and, if appropriate, approves, with such revisions as it may require, business plans, budgets, corporate objectives and recommended courses of action which have been presented by management. Significant business activities, actions and communications proposed to be taken or submitted by the Corporation are subject to Board approval. • The Board of Directors conducts an annual four to five day comprehensive strategy session with senior management at which the Board reviews and assesses the performance of the Corporation and its subsidiaries, reviews business plans, sets short-term and long-term objectives and discusses and implements strategies to meet these objectives.
b)	Identification of principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks	• The Board of Directors is responsible for identification of principal business risks and implementation of appropriate systems to manage these risks. • The Board, through the Risk Review Committee, is responsible for reviewing areas of risk identified by management as being relevant to the Corporation and ensuring that management has procedures in place to mitigate identified risks. • The Risk Review Committee regularly reports to the Board.
c)	Succession planning, including appointing, training and monitoring senior management	• The Board of the Directors, through the Corporate Governance – Nomination, Succession and Compensation Committee, is responsible for succession planning, including appointing, professional development planning and monitoring the performance of officers.
d)	Communications policy	• The Chairman of the Board, the President and Chief Executive Officer, and the Senior Vice President, Finance and Chief Financial Officer communicate with and respond to shareholders and the media at the annual meeting of the Corporation and on an ongoing basis, as circumstances require. The Vice President, Human Resources and Corporate Secretary is responsible for communicating with shareholders and responding to shareholder concerns on an ongoing basis. • The Board reviews and approves the contents of major disclosure documents, including the annual report, the annual information form, the annual management's discussion and analysis and the management proxy circular. Procedures are in place to ensure effective, timely and non-selective disclosure to the shareholders and the public.
e)	Integrity of internal control and management information systems	• The Board of Directors, through the Audit Committee, is responsible for ensuring the Corporation has implemented appropriate systems of internal control and that these systems are operating effectively.

	TSX Guideline	Canadian Utilities Limited Governance Practice
2.	Majority of directors should be "unrelated" (independent from management and free from actual or perceived conflicts of interest)	• Eight of the thirteen Directors proposed for election to the Board of Directors are unrelated. • The Corporation is controlled by R.D. Southern, who is a significant shareholder within the meaning of the Guidelines. The Directors believe that all of the unrelated Directors are free from any interests in or relationships with the Corporation and the significant shareholder, as contemplated by the Guidelines, and that, as a result, the investment in the Corporation by the shareholders other than the significant shareholder is fairly reflected. • Although the Board considers independence from the significant shareholder as a factor in assessing the qualifications of potential candidates, the Board's objectives are to ensure a balance of expertise and that the Directors are the most qualified candidates available and are selected on the basis of their overall qualifications and ability to contribute to the effective governance of the Corporation. All of the Directors of the Corporation make a valuable contribution to the Board, the Corporation and its shareholders, including minority shareholders, and the Directors are at all times mindful of the interests of the minority shareholders.
3.	The board has responsibility for applying the definition of "unrelated" director to each individual director and for disclosing annually the analysis of the application of the principles supporting this conclusion	• Five Directors are related within the meaning of the Guidelines. Two Directors are related because they are executive officers of the Corporation, two may be considered to be related because they are partners of a firm which is compensated for legal services provided to the Corporation, and one may be considered to be related because she is a daughter of the significant shareholder. • Although these Directors are considered to be related Directors as defined by the Guidelines, these Directors, like all Directors, are required by law at all times to act in good faith with a view to the best interests of the Corporation and its shareholders. As is the case with unrelated Directors, these Directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in the appropriate circumstances. Their extensive knowledge of the Corporation's business is extremely beneficial to the other Directors and the Corporation and their participation as Directors is an important element in the overall effectiveness of the Board.
4.	The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis	• The Corporate Governance – Nomination, Succession and Compensation Committee is composed of three non-management Directors, one of whom is a related Director and two of whom are unrelated Directors. The Committee, in conjunction with the Chairman of the Board and the President and Chief Executive Officer, is responsible for identifying and recommending potential candidates for the Board.
5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors	• The Corporate Governance – Nomination, Succession and Compensation Committee periodically reviews the overall profile of the Board of Directors to ensure that it includes members with a reasonable diversity of experience, backgrounds, skills and geographic representation and reviews the committees and their mandates, making appropriate recommendations as required. This Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors.

	TSX Guideline	Canadian Utilities Limited Governance Practice
6.	The Corporation should provide an orientation and education program for new directors	• Newly elected non-incumbent Directors participate in an orientation and education program during which they are briefed about all aspects of the Corporation's operations by senior management of the Corporation and its subsidiaries.
7.	The board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making	• The Corporate Governance – Nomination, Succession and Compensation Committee meets at least once a year to review the size of the Board of Directors and makes recommendations to the Board when it believes a change in size would be in the best interests of the Corporation.
8.	The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director	• The Corporate Governance – Nomination, Succession and Compensation Committee is responsible for assessing the compensation of Directors and making recommendations to the Board.
9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated	• Each committee of the Board of Directors is composed exclusively of outside Directors, and the majority of Directors on each committee are unrelated. One related Director is a member of the Corporate Governance – Nomination, Succession and Compensation Committee and one related Director is a member of the Audit Committee and the Risk Review Committee. The participation of these two Directors is an important element of the effectiveness of the committees.
10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues	• The Corporation considers corporate governance to be the ongoing responsibility of all Board members, however, the Corporate Governance – Nomination, Succession and Compensation Committee specifically addresses corporate governance issues as the need arises.
11.	The board, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities	• The Board of Directors has a legal responsibility to manage the business and affairs of the Corporation. While the Board and the Chief Executive Officer do not have formal written position descriptions, the Corporation and its operating subsidiaries have a number of written policies and governance practices that guide officers, including the Chief Executive Officer, in the discharge of their responsibilities. These include limits on officers' spending authority and requirements for Board approval for the commencement of new businesses or entry into new geographic markets.
	The board should approve or develop the corporate objectives which the chief executive officer is responsible for meeting	• The Board of Directors is responsible for developing the strategic planning process, direction and objectives of the Corporation. The Board expects the Chief Executive Officer and management to provide on a regular basis all information required to properly assess the ongoing performance of the Corporation.

	TSX Guideline	Canadian Utilities Limited Governance Practice
12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management	• The Corporation has a lead director who is responsible for ensuring the Board functions independently, acting as required by law and in the best interests of all shareholders. • As deemed necessary, the Board of Directors and committees of the Board conduct meetings or portions of meetings without the presence of management.
13.	The audit committee should be composed only of outside directors	• The Audit Committee is composed of five outside Directors, one of whom is related.
	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties	• The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and management information systems and the performance of the Corporation's external auditor. The Committee is also responsible for reviewing and recommending approval to the Board of annual financial statements, the annual management's discussion and analysis and the annual information form, and for reviewing quarterly financial statements and quarterly management's discussion and analysis.
	The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	• The Audit Committee meets separately with the internal and external auditors to discuss and review issues as appropriate.
	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so	• The Audit Committee is responsible for ensuring that the Corporation has implemented appropriate systems of internal control, including systems of control over financial reporting, to ensure compliance with legal and regulatory requirements and the systems policies and procedures, and to ensure effective systems operations.
14.	The board should implement a system to enable an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board	• Individual Directors, committees and the full Board of Directors are entitled to, and in fact do, engage outside advisers from time to time as they deem necessary, at the expense of the Corporation, subject to the approval of the Corporate Governance – Nomination, Succession and Compensation Committee.

SCHEDULE B MEETINGS HELD DURING 2002

The number of Board and Committee meetings held during the year ended December 31, 2002, was as follows:

Board of Directors	11
Board of Directors Strategy Session [1]	1
Corporate Governance – Nomination, Succession and Compensation Committee [2]	4
Audit Committee	5
Risk Review Committee	2
Pension Fund Committee	3

(1) Four days in length
(2) Includes a two-day meeting and a four-day meeting

Designated Audit Directors participate in six meetings per year with the management of the principal operating subsidiaries.

CANADIAN UTILITIES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Canadian Utilities Limited will be held in the Empire Ballroom, The Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, Alberta, at 10:00 a.m. on Wednesday, May 7, 2003, for the following purposes:

(a) to receive the annual report containing the consolidated financial statements for the year ended December 31, 2002, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor; and

(d) to transact such other business as may properly come before the meeting or any adjournment thereof.

All holders of Class A non-voting shares or Class B common shares are entitled to attend the meeting, but only the holders of Class B common shares are entitled to vote at the meeting.

Shareholders may attend the meeting in person or may be represented by proxy. Holders of Class B common shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach Canadian Utilities Limited, c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, not later than 5:00 p.m. Mountain Daylight Time on Monday, May 5, 2003.

By order of the Board of Directors.

[signed]
D.R. Cawsey
Vice President, Human Resources and Corporate Secretary

March 5, 2003
Calgary, Alberta

A·S·C
ALBERTA·SECURITIES·COMMISSION

03 AUG ... 7:21

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

CANADIAN UTILITIES LIMITED

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated April 2, 2003.

DATED at Calgary, Alberta this April 2, 2003

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

Note:

SEDAR Project # 00525801



Securities
Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Canadian Utilities Limited

Receipt for a Preliminary Short Form Prospectus dated **April 2, 2003** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **2nd** day of **April, 2003**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #**525801**

CANADIAN UTILITIES LIMITED

CALCULATION OF EARNINGS COVERAGE

TO: THE SECURITIES REGULATORY AUTHORITY
IN EACH OF THE PROVINCES OF CANADA

Reference is made to the preliminary short form prospectus (the "Preliminary Prospectus") of Canadian Utilities Limited (the "Corporation") being filed today under National Instrument 44-101 *Short Form Prospectus Distributions* (the "Instrument") with respect to a public offering of 6,000,000 Cumulative Redeemable Second Preferred Shares Series X of the Corporation.

In accordance with Section 10.2(b)(3) of the Instrument, attached hereto is an explanation of the manner by which the statements contained in the Preliminary Prospectus regarding earnings coverage have been calculated.

DATED at Calgary, Alberta this 2nd day of April, 2003.

CANADIAN UTILITIES LIMITED

Per: *(signed) "N.C. Southern"*
N.C. Southern
President and Chief Executive Officer

Per: *(signed) "J.A. Campbell"*
J.A. Campbell
Senior Vice President, Finance
and Chief Financial Officer

Canadian Utilities Limited
Series X Preferred Shares
Earnings Coverage for the 12 Months Ended December 31, 2002
($ Millions)

Earnings Available For Coverage:

Earnings Attributable to Class A and B Shares			305.0
Plus: Dividends on preferred shares			18.2
Interest			184.1
Income taxes			189.9
Earnings Available For Coverage			697.2

Adjusted interest expense:

Interest expense (from above)			184.1
Plus: Capitalized interest			22.8
Plus: Interest expense on new indebtedness issued since December 31, 2002:			
		Amount Borrowed	
5.325%	Brighton Beach non -recourse debt	21.6	1.2
3.587%	ATCO Midstream recourse debt	5.5	0.2
Adjusted interest expense			208.2

Adjusted dividends on preferred shares:

Dividends on preferred shares (from above)			18.2
Plus: Dividends on this issue			
6.00%	Series X Preferred Shares	150.0	9.0
Adjusted dividends on preferred shares			27.2
Tax Rate	37.01%		
Annualized dividend requirement grossed up to a pre-tax equivalent			43.2
Total Annualized Interest and Pre-tax Preferred Dividend Requirements			251.4
Earnings Coverage			**2.77**

CANADIAN UTILITIES LIMITED

1400, 909 –11th Avenue S.W., Calgary, Alberta T2R 1N6
Tel (403) 292-7500 Fax (403) 292-7623

April 2, 2003

VIA SEDAR

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attention: Filings

Ladies and Gentlemen:

Re: Canadian Utilities Limited (the "Corporation")
2002 Management's Discussion and Analysis of Financial Condition and Results of Operations - SEDAR Project No. 00519910

This is a supplemental filing to the Management's Discussion and Analysis of Financial Condition and Results of Operations of the Corporation for the year ended December 31, 2002 (the "MD&A") filed on March 10, 2003.

The MD&A as filed contained the following errors:

1. In the table on page 2, the 2001 revenues for the Technologies and Other Businesses business group were indicated to be $103.7 million, but should be $104.4 million.

2. In the same table, the 2001 revenues for the Corporate business group were indicated to be $12.4 million, but should be $11.7 million.

These figures have been corrected in the enclosed revised MD&A. In both versions the total 2001 revenues for all business groups in the table are $3,513.6 million, and all other figures in both versions of the table are identical.

On the basis of the foregoing, the version of the MD&A filed on March 10, 2003 should be disregarded and the enclosed version should be taken as the Corporation's MD&A for the year ended December 31, 2002.

We trust this is satisfactory; please contact the undersigned if you require additional information.

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
C.S. McConnell
Treasurer

c.c. The securities regulatory authority in each of the other provinces of Canada.

ATCO
GROUP

BENNETT JONES

03 AUG ... 7:21

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

William S. Osler
Direct Line: (403) 298-3426
e-mail: oslerw@bennettjones.ca
Our File No.: 6698-536

April 2, 2003

TRANSMITTED VIA SEDAR

Alberta Securities Commission
410, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Ladies and Gentlemen:

Re: Canadian Utilities Limited
Preliminary Short Form Prospectus

Accompanying this letter is a preliminary short form prospectus (the "Preliminary Prospectus") of Canadian Utilities Limited (the "Corporation") relating to an offering (the "Offering") of 6,000,000 Cumulative Redeemable Second Preferred Shares Series X (the "Securities") of the Corporation, together with the following ancillary materials relating thereto:

1. a certificate of the Corporation as to its qualification to file a prospectus in the form of a short form prospectus under National Instrument 44-101 *Short Form Prospectus Distributions* ("NI 44-101"); and

2. an explanation of the manner by which the statements contained in the Preliminary Prospectus regarding earnings coverage have been calculated.

The Preliminary Prospectus and ancillary materials are being filed concurrently in each of the provinces of Canada pursuant to the *Mutual Reliance Review System for Prospectuses and Annual Information Forms* (the "MRRS") established under National Policy 43-201 of the Canadian Securities Administrators.

As the head office of the Corporation is located in the province of Alberta, the Alberta Securities Commission is the principal regulator for purposes of reviewing the Preliminary Prospectus under the MRRS.

We hereby confirm, on behalf of the Corporation and RBC Dominion Securities Inc., lead underwriter of the Offering, that:

(a) all materials required to be filed in connection with the Preliminary Prospectus, including all required translations, have been or will today be filed with all non-principal regulators of the

Corporation under the MRRS, none of which have, to our knowledge, opted out of the MRRS for purposes of these materials;

(b) the Corporation has filed or delivered all documents required to be filed or delivered under the securities laws of each of the provinces of Canada and is not, to our knowledge, subject to a cease trade order issued by any securities regulatory authority in any such province; and

(c) at least one underwriter that has signed the certificate of the underwriters contained in the Preliminary Prospectus is registered in each jurisdiction in Canada in which the Securities will be offered to purchasers.

In confirming the matters addressed by item (b) above, we have relied upon a certificate of the Corporation. In confirming the matter addressed by item (c) above, we have relied upon a certificate of RBC Dominion Securities Inc.

Please note that the parties wish to rely upon the exemption under Section 14.1 of NI 44-101 regarding solicitations of expressions of interest before the filing of a preliminary short form prospectus. Accordingly, we would be grateful for any efforts you could take to ensure the expeditious issuance of the preliminary MRRS Decision Document for the Preliminary Prospectus.

If you have any questions or concerns regarding the accompanying materials or any other matter relating to the Offering, please do not hesitate to call the undersigned at (403) 298-3426.

Yours truly,

BENNETT JONES LLP

(signed) *"William S. Osler"*

William S. Osler

Enclosures

cc: British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island



CANADIAN UTILITIES LIMITED
An **ATCO** Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's comparative financial statements for the year ended December 31, 2002, which include the accounts of Canadian Utilities Limited and all of its subsidiaries. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 21 of the comparative financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

The Utilities Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric, Northland Utilities (Yellowknife), Northland Utilities (NWT) and Yukon Electric, the regulated transmission and distribution of water by CU Water and the non-regulated engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and the regulated supply of electricity by Alberta Power (2000).

The Logistics and Energy Services Business Group includes the regulated transmission of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.



The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by ATCO I-Tek, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, and the sale of travel services to both business and consumer sectors by ATCO Travel. The Corporation also owns commercial real estate in Fort McMurray, Alberta.

RESULTS OF OPERATIONS

Consolidated Operations

Segmented revenues and earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares") for the years 2002 and 2001 were as follows:

Business Groups	Revenues		Earnings	
	2002	2001	**2002**	2001
	($ Millions)			
Utilities	**1,867.2**	2,368.6	**147.7**	73.9
Power Generation	**584.6**	632.9	**75.3**	94.7
Logistics and Energy Services	**933.7**	915.8	**64.4**	51.5
Technologies and Other Businesses	**101.9**	104.4	**11.1**	8.9
Corporate	**11.1**	11.7	**(1.6)**	(0.6)
Intersegment	**(522.6)**	(519.8)	**8.1**	8.7
Total	**2,975.9**	3,513.6	**305.0**	237.1

Earnings attributable to Class A and Class B shares rose $67.9 million to $305.0 million in 2002 and earnings per share increased in 2002 to $4.81 from $3.74 in 2001. These increases were primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property") on January 3, 2002. The sale of the Viking property increased earnings by $67.3 million, earnings per share by $1.06 and diluted earnings per share by $1.06. The remainder of the increase was primarily due to stronger operational results from the Logistics and Energy Services Business Group, the impact of colder temperatures in ATCO Gas, lower income tax rates and lower interest expense, partially offset by lower prices received for electricity sold to the Alberta Power Pool by ATCO Power and lower interest income on lower cash balances. Return on common equity was 17.6% in 2002.

Revenues in 2002 decreased by $537.7 million to $2,975.9 million. This decrease was primarily the result of lower prices for natural gas and power purchased for customers and lower revenues due to lower customer rates in ATCO Gas and ATCO Electric, and lower prices received for electricity sold to the Alberta Power Pool by ATCO Power, partially offset by the impact of colder temperatures in ATCO Gas.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fees costs) decreased by $525.8 million to $2,170.5 million for 2002. This decrease was largely the result of lower prices for natural gas and electricity purchased for customers.

Depreciation and amortization expenses rose $2.5 million to $244.4 million in 2002, primarily due to capital additions in 2002 and 2001, partially offset by depreciation adjustments associated with the sale of the Viking property.

Interest expense for 2002 decreased $14.6 million to $184.1 million. This decrease was principally due to lower interest rates associated with higher cost debt refinanced in 2001 and 2002. $22.8 million of interest was capitalized for projects under construction in power generation operations.

Interest and other income for 2002 increased by $94.8 million to $136.2 million, primarily due to a $110.1 million gain on the sale of the Viking property, partially offset by lower interest income on lower cash balances.

Income taxes for 2002 increased by $25.9 million to $189.9 million. This increase was primarily due to income taxes of $42.8 million on the sale of the Viking property, partially offset by a refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property and lower income tax rates.

Quarterly Financial Information

	1st	2nd	3rd	4th
	($ Millions except per share data) (unaudited)			
2002				
Revenues	863.7	646.3	542.6	923.3
Earnings Attributable to Class A and Class B shares (1) (2)	144.2	42.9	44.4	73.5
Earnings Per Class A and Class B share (1) (2)	2.28	0.67	0.70	1.16
Diluted Earnings Per Class A and Class B share (1) (2)	2.27	0.67	0.70	1.15
2001				
Revenues	1,440.7	854.9	582.0	636.0
Earnings Attributable to Class A and Class B shares (1) (2)	79.1	45.1	41.2	71.7
Earnings Per Class A and Class B share (1) (2)	1.25	0.71	0.65	1.13
Diluted Earnings Per Class A and Class B share (1) (2)	1.24	0.71	0.65	1.12

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The first quarter 2002 results reflect the sale of the Viking property.

Utilities

Earnings from the Utilities Business Group for 2002, which amounted to 48.4% of consolidated earnings of the Corporation, increased by $73.8 million to $147.7 million.

Of this increase, $67.3 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of $40.4 million, was sold for $550 million. In accordance with a decision of the Alberta Energy and Utilities Board ("AEUB"), the proceeds from the sale were shared between ATCO Gas' North division customers and the Corporation. The Corporation's share of the net proceeds was $150.5 million, after adjustments, resulting in a gain of $110.1 million. The balance of the increase in earnings from the Utilities Business Group was primarily due to the impact of colder temperatures, partially offset by lower customer rates and lower interest income. Temperatures in 2002 were 6.3% colder than normal, whereas temperatures in 2001 were 6.9% warmer than normal.

Revenues in 2002 decreased by $501.4 million to $1,867.2 million. This decrease was primarily the result of lower prices for natural gas and power purchased for customers and lower revenues due to lower customer rates, partially offset by the impact of colder temperatures.

Operating expenses for 2002 decreased by $511.9 million to $1,516.7 million. This decrease was primarily due to lower natural gas supply and purchased power costs. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. The amount of purchased power costs recorded as an expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances from the forecast cost of electricity. Any variances from forecasted natural gas supply costs or purchased power costs are deferred until the AEUB approves revised customer rates to either refund or collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings. In accordance with recent AEUB decisions, customer rates are now adjusted on a monthly basis (see "Regulatory Matters – ATCO Gas" and "Regulatory Matters – ATCO Electric").

Power Generation

Earnings from the Power Generation Business Group for 2002, which amounted to 24.7% of consolidated earnings of the Corporation, decreased by $19.4 million to $75.3 million. This decrease was primarily due to lower prices received for electricity sold to the Alberta Power Pool.

Revenues in 2002 decreased by $48.3 million to $584.6 million. This decrease was primarily the result of lower prices received for electricity sold to the Alberta Power Pool and lower natural gas fuel supply costs recovered in revenues. Power pool prices averaged $43.94 per megawatt hour in 2002, compared to average prices of $71.29 in 2001. Natural gas prices averaged $3.84 per gigajoule in 2002, compared to average prices of $5.12 in 2001.

Operating expenses for 2002 decreased by $10.1 million to $336.0 million. The decrease was primarily the result of lower fuel costs, partially offset by higher operating and maintenance costs at the Barking power plant and full year operations at the Rainbow Unit 5 and Valleyview generating plants which became operational in late 2001.

During the third quarter, Brighton Beach Power L.P., a limited partnership formed by ATCO Power and Ontario Power Generation Inc., completed a $403 million private bond and term debt financing for its 580 megawatt power project under construction at Brighton Beach in Windsor, Ontario.

ATCO Power has an interest in four power projects (Cory, Muskeg River, Scotford and Oldman River) scheduled for completion in the first half of 2003 having an estimated cost of approximately $750 million, of which ATCO Power's share is approximately $435 million. These costs are approximately 15% above original cost estimates, primarily due to labour and engineering markets in Alberta which tightened during construction and increased equipment, financing and foreign exchange costs. A significant portion of the increased costs are in dispute. A portion of the additional costs will be recoverable over the term of the commercial contracts.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"), which had a long term offtake agreement for 27.5% of the power produced by the Barking power plant, a 1,000 megawatt plant in London, England, in which the Corporation, through Barking Power Limited, has a 25.5% equity interest. An administration order is similar to a Chapter 11 bankruptcy filing in the United States. Barking Power Limited has filed a claim with the Administrator and is working with the Administrator and Creditors' Committees on liquidation of TXU Europe and settlement of claims. The Barking power plant will continue to supply 725 megawatts of power under long term contracts. It is anticipated that the 275 megawatts of power previously supplied to TXU Europe will be sold under short term bilateral agreements.

A joint venture in which ATCO Power has a 50% interest owns and operates a 180 megawatt cogeneration plant in Osborne, Australia. The joint venture has long term agreements with Flinders Osborne Trading Pty Ltd. ("FOT") to supply gas and to purchase all of the power produced at the plant. In December 2002, the joint venture was advised that FOT's parent corporation would no longer provide financial support to FOT. FOT continues to meet its obligations under its agreements with the joint venture. The government of South Australia has guaranteed the obligations of FOT under these agreements.

Logistics and Energy Services

Earnings from the Logistics and Energy Services Business Group for 2002, which amounted to 21.1% of consolidated earnings of the Corporation, increased by $12.9 million to $64.4 million. The increase was largely due to improved storage operations and lower interest costs in ATCO Midstream.

Revenues in 2002 increased by $17.9 million to $933.7 million. The increase was largely due to higher volumes of natural gas purchased by ATCO Midstream for ATCO Gas and higher storage revenues for ATCO Midstream, partially offset by lower prices for natural gas purchased for ATCO Midstream's and ATCO Pipelines' customers and lower revenues from ATCO Frontec projects, primarily reflecting the terms for a new North Warning System contract which was signed in December 2001 and changes in the contractual arrangements between ATCO Frontec and its North Warning System contract joint venture partner.

Operating expenses for 2002, net of intersegment expenses, decreased by $11.3 million. This decrease was primarily due to the impact of the changes associated with ATCO Frontec's new North Warning System contract, partially offset by higher shrinkage gas costs in ATCO Midstream.

Technologies and Other Businesses

Earnings from technologies and other businesses for 2002, which amounted to 3.6% of consolidated earnings of the Corporation, increased by $2.2 million to $11.1 million. The increase was largely due to improved operating efficiencies and increased business activity.

ATCO I-Tek Business Services Ltd. has entered into a 10 year contract with Direct Energy Marketing Limited ("Direct Energy") to provide billing and customer care services to nearly one million Alberta customers. Commencement of the contract is conditional upon the closing of the sale of ATCO Gas' and ATCO Electric's retail operations to Direct Energy (see "Business Risks – Regulated Operations – Sale of Retail Operations").

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary CU Inc.

In July 2002, the AEUB issued decisions regarding affiliate transactions within the ATCO Group and the Corporation's application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliate companies. The effect of these decisions was to reduce earnings attributable to Class A and Class B shares by $11.1 million, of which $8.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.

In August 2002, the Government of Alberta announced further changes to utility legislation in order to improve the environment for retail competition in the Province. The Government announced it intends to introduce a new Electric Utilities Act and revise the Gas Utilities Act and Regulations in the spring of 2003. These changes are designed to bring customer choice for both gas and electricity into closer alignment, as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities.

In September 2002, the AEUB established a process to consider the use of a generic cost of capital methodology for electric and natural gas utilities in Alberta. The first phase of this process is to explore the feasibility and appropriateness of applying a standardized approach for all major gas pipeline and major gas and electric utilities under the jurisdiction of the AEUB. The AEUB has received submissions from interested parties but has not established any further schedule for this process.

ATCO Electric

In December 2000, the Province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and permitting ATCO Electric to sell these deferred costs and related rights. On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. Generally accepted accounting principles require that this transaction be accounted for as a financing arrangement rather than a sale. Accordingly, the cash received results in the recording of a deferred electricity cost obligation rather than a reduction of deferred electricity costs. The obligation bears interest at 3.3975%, which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers. ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs. At December 31, 2002, $51.0 million of the obligation remained outstanding.

In April 2002, the AEUB issued a decision which determined that the electric generation pricing offer strategy utilized by ATCO Electric in 2000 resulted in higher costs to customers than necessary. The decision resulted in a $4.2 million refund to customers. As the decision related to power generation operations, it has been recognized in the Power Generation Business Group, with $3.5 million included in the 2001 results and the balance in 2002.

In August 2002, ATCO Electric filed a general tariff application with the AEUB for the 2003, 2004 and 2005 test years. In a decision dated December 11, 2002, the AEUB approved interim refundable rates effective January 1, 2003.

In December 2002, the AEUB approved an application requesting the implementation on January 1, 2003, of a monthly method of calculating electricity prices for regulated rate option customers. The new methodology is intended to provide greater price transparency for customers and to prevent large collection shortfalls or surpluses that would require subsequent adjustment by the AEUB. In addition, as a result of this decision, ATCO Electric anticipates that in the future its deferred account balance will be reduced as customer rates will be adjusted monthly to refund or collect variances in purchased power costs.

ATCO Gas

In October 2001, the AEUB approved the implementation on April 1, 2002, of a monthly method of adjusting customer rates to recover the cost of natural gas purchased for customers of ATCO Gas. The new methodology is intended to provide greater price transparency for customers. In addition, as a result of this decision, ATCO Gas anticipates that in the future its deferred account balance will be reduced as customer rates will be adjusted monthly to refund or collect variances in natural gas supply costs.

In August 2002, ATCO Gas filed a general rate application for the 2003 and 2004 test years. In December 2002, the AEUB issued a decision approving rates on an interim refundable basis effective January 1, 2003.

In December 2002, the AEUB issued a decision approving the sale of ATCO Gas' Beaverhill Lake and Fort Saskatchewan natural gas producing properties. The properties, located east of Edmonton, were sold to NCE Petrofund on January 1, 2003 for $31.5 million. In the decision, the AEUB also approved a settlement to refund $23 million of the sale proceeds to ATCO Gas' North division customers. The balance of the proceeds will be used to recover ATCO Gas' book value investment in the assets and costs of disposition. The sale has no impact on earnings. ATCO Gas has filed an application with the AEUB seeking approval for the methodology of distributing the proceeds of the settlement. In the same decision, the AEUB also approved final distribution service rates for ATCO Gas' North division for the year 2002, established in a negotiated settlement, which will result in a refund to customers of approximately $2.5 million in 2003.

In September 2002, the AEUB issued a decision with respect to the distribution of $6.4 million of proceeds associated with the Westlock et al and Lloydminster production assets sold by ATCO Gas in 2001. ATCO Gas has withdrawn the application for leave to appeal filed in respect of the level of proceeds allocated to customers.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million and subsequently issued a decision allocating $4.1 million of the proceeds to customers. A leave to appeal this decision was granted on July 12, 2002. The appeal was heard on December 6, 2002, with the Court's decision reserved.

ATCO Pipelines

In July 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines. The AEUB found, among other things, that the proposed facilities were not needed and were not the least cost alternative.

On February 14, 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, preferred shares and common equity. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

Cash flow from operations decreased by $2.0 million to $500.3 million in 2002. This decrease was principally due to lower earnings in the Power Generation Business Group and a refund of $20.6 million to customers of amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking property, partially offset by higher earnings in the Logistics and Energy Services Business Group, the impact of colder temperatures in ATCO Gas, lower income tax rates and lower interest expense.

Investing decreased by $98.4 million to $419.3 million in 2002. Capital expenditures decreased by $165.5 million to $569.8 million in 2002. This decrease was primarily due to lower investment in power generation, regulated natural gas transmission and unregulated natural gas gathering and processing projects, partially offset by increased investment in regulated natural gas and water distribution projects.

To finance 2002 operations, the Corporation issued $300.0 million of long term debt, including $150.0 million of 6.145% Debentures due November 22, 2017 for ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water, and $50.0 million of 4.801% Debentures due November 22, 2007 for Alberta Power (2000). In addition, $100.0 million of 6.14% Debentures due November 22, 2012, and $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W were issued for general corporate purposes. During 2002, the Corporation issued $173.0 million of non-recourse long term project debt, including $110.6 million for the Brighton Beach project. The Corporation also issued $81.0 million of the deferred electricity cost obligation. The deferred electricity cost obligation was reduced by $30.0 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period August 14, 2002 to December 31, 2002.

During 2002, the Corporation redeemed: $241.9 million of long term debt; consisting of $125.0 million of 12.00% Debentures 1987 Series, $68.0 million of 5.42% Debentures and $48.9 million of other debt. In addition, the Corporation redeemed $43.7 million of non-recourse long term project debt and $4.6 million of notes payable. Total debt redeemed had interest rates ranging from 2.18% to 12.00%.

The Corporation's cash position (defined as cash and short term investments less current bank indebtedness) increased by $191.0 million to $433.9 million in 2002. This increase was primarily due to the issue of $100 million of 6.14% Debentures due November 22, 2012 and $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W.

At December 31, 2002, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	Used	Available
		($ Millions)	
Long term committed	350.0	56.2	293.8
Short term committed	627.7	52.9	574.8
Uncommitted	225.0	10.1	214.9
Total	1,202.7	119.2	1,083.5

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $247.6 million at December 31, 2002 are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class A shares. The offer will expire on May 19, 2003. To date, no shares have been purchased.

It is the policy of the Corporation to pay dividends quarterly on its Class A and Class B shares. In 2002, the Corporation increased the dividends on Class A and Class B shares by $0.08 per share, the same increase as in 2001. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2003, the quarterly dividend payment has been increased by $0.02 to $0.51 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

The current ratings on the Corporation's and CU Inc.'s securities are as follows:

	DBRS	S&P
Canadian Utilities Limited:		
Debentures	A	A
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares:		
-Obligations of CU Inc. (3)	Pfd-2 (high)	P-1(low)
-Obligations of CU	Pfd-2	P-1(low)
CU Inc.:		
Debentures	A (high)	A+
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares	Pfd-2 (high)	Not rated

Notes:

(1) Dominion Bond Rating Service Limited ("DBRS") maintains a stable trend on the above securities.

(2) Standard and Poor's ("S&P") has announced that it has placed several Canadian utility companies (including Canadian Utilities Limited and CU Inc.) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate.

(3) Refers to the Cumulative Redeemable Second Preferred Shares Series Q, R and S and the Perpetual Cumulative Second Preferred Shares Series U and V which were issued by Canadian Utilities Limited prior to the creation of CU Inc. on March 12, 1999.

BUSINESS RISKS

During 2002, the Government of Canada ratified the Kyoto Protocol. The Corporation is unable to determine what impact, if any, the ratification will have on its operations as the implementation plan has not yet been released by the Government. It is anticipated that the Corporation's power purchase arrangements ("PPAs") relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates which permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Sale of Retail Operations

On December 10, 2002, the Corporation announced that Direct Energy has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration will be based on the number of customers at closing and is estimated to be $128.5 million, of which $54.4 million will be payable on closing, $39.5 million will be payable one year after closing and the balance will be payable two years after closing. Closing is anticipated to occur in mid-2003.

Assuming the sale closes as anticipated, ATCO Gas and ATCO Electric will no longer be involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return. The sale does not include any of the distribution and transmission facilities used to deliver natural gas and electricity to customers.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000) which were regulated by the AEUB until December 31, 2000, but which are now governed by legislatively mandated PPAs approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPAs. Under the PPAs, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPAs were based.

Under the terms of various PPAs, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas

penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPAs, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to income on a straight-line basis over the remaining term of the PPAs. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2002, the Corporation had recorded $45.0 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River plant in its production of electricity is now at an all time low. If the water level continues to fall, production from this plant could be curtailed in 2003. Should production be curtailed at the plant, the Corporation expects to make a claim under the force majeure provisions contained in the plant PPA.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power

ATCO Power's generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking plants with underlying transmission support agreements. In 2002, sales from

approximately 69% of ATCO Power's generating capacity were subject to long term agreements, while the remaining 31% consisted primarily of sales to the Alberta Power Pool. In 2003, the portion of generating capacity subject to long term agreements is expected to be approximately 65% while the remaining 35% is expected to consist primarily of sales of electricity to the Alberta Power Pool. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the Alberta Power Pool are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

Electricity pool prices and gas prices can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2003.


Pool Price and Gas Price
Pool Price ($/MegaWatt hour)
$300
$250
$200
$150
$100
$50
$0
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Jan-00 Feb-00 Mar-00 Apr-00 May-00 Jun-00 Jul-00 Aug-00 Sep-00 Oct-00 Nov-00 Dec-00 Jan-01 Feb-01 Mar-01 Apr-01 May-01 Jun-01 Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02 Apr-02 May-02 Jun-02 Jul-02 Aug-02 Sep-02 Oct-02 Nov-02 Dec-02 Jan-03 Feb-03
Month
Pool Price
Gas Price

Changes in electricity pool prices and gas prices may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity which is not subject to long term commitments.

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to

ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees cover the following items:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2002, the maximum value of the obligations under these guarantees is anticipated to be:

Project	**Amount**
	($ Millions)
Scotford project financing	4.5
Brighton Beach project financing	49.1

b) Completion of construction – Represents completion guarantees associated with project financing whereby non-completion of a project by a certain date will require the repurchase of all or a portion of the project debt. At December 31, 2002, the maximum value of the obligations under these guarantees is:

Project	**Amount**	**Expiry Date**
	($ Millions)	
ATCO Power Alberta Limited Partnership ("APALP") project financing: Oldman River project	16.8	May 31, 2003
Brighton Beach project financing	161.2	September 30, 2006

c) Project cash flows – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 24 megawatts for the Scotford project and 48 megawatts for the Muskeg River project. These guarantees will become effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2002, no amounts were payable as the Scotford and Muskeg River projects had not yet reached commercial operation.

d) Reserve amounts - Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2002, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
	($ Millions)	
APALP project financing	NIL (1)	6.6
Joffre project financing	NIL (2)	4.0

Notes:
(1) No major maintenance reserve required for this financing.
(2) Reserve requirements of $0.3 million met with project cash flows.

e) Prepaid operating and maintenance fee - Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.2 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2002, the maximum value of the guarantee is $34.8 million.

f) Purchase project assets – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2002, no such events had occurred.

ATCO Power (80%) and ATCO Resources Ltd. (20%), a wholly-owned subsidiary of Canadian Utilities Limited's parent corporation ATCO Ltd., have a joint venture in the

above projects. The foregoing guaranteed amounts represent ATCO Power's 80% interest. Canadian Utilities Limited has also guaranteed similar obligations in respect of ATCO Resources' 20% interest. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

February 26, 2003

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this short form prospectus have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold within the United States or to U.S. persons.

Preliminary Short Form Prospectus

New Issue **April 2, 2003**



CANADIAN UTILITIES LIMITED
An **ATCO** Company

$150,000,000
(6,000,000 shares)
Cumulative Redeemable Second Preferred Shares Series X

The Cumulative Redeemable Second Preferred Shares Series X (the "Series X Preferred Shares") of Canadian Utilities Limited (the "Corporation") will be entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of the Corporation, at a rate of $1.50 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year. Assuming an issue date of April 17, 2003, the first dividend, if declared, will be payable June 1, 2003, in the amount of $0.1849 per share.

On or after June 1, 2008, the Corporation may, at its option on not less than 30 nor more than 60 days prior notice, redeem for cash the Series X Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing June 1, 2008, at $25.75 per share if redeemed during the 12 months commencing June 1, 2009, at $25.50 per share if redeemed during the 12 months commencing June 1, 2010, at $25.25 per share if redeemed during the 12 months commencing June 1, 2011, and at $25.00 per share if redeemed on and after June 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.

The Corporation has applied to list the Series X Preferred Shares distributed under this short form prospectus on the Toronto Stock Exchange (the "TSX"). Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. In the opinion of counsel, the Series X Preferred Shares would, if issued on the date hereof, qualify for investment under certain statutes as set forth under "Eligibility for Investment".

Price: $25.00 per share to yield 6.00% per annum

	Price to Public	Underwriters' Fee (1)	Net Proceeds to Corporation (1)
Per Series X Preferred Share	$25.00	$0.75	$24.25
Total	$150,000,000	$4,500,000	$145,500,000

Note:

(1) The Underwriters' Fee for the Series X Preferred Shares is $0.25 for each such share sold to certain institutions by closing of the offering and $0.75 per share for all other Series X Preferred Shares purchased by the Underwriters. The Underwriters' Fee indicated in the table assumes that no Series X Preferred Shares are sold to such institutions.

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. (the "Underwriters"), as principals, conditionally offer the Series X Preferred Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about April 17, 2003, and in any event not later than May 21, 2003. A book-entry only certificate representing the Series X Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the closing of this offering. The Corporation understands that a purchaser of Series X Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series X Preferred Shares are purchased.

The Underwriters are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered a "connected issuer" of the Underwriters under applicable securities legislation. See "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities Limited at 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone: (403) 292-7500). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities Limited at the above-mentioned address and telephone number.

The following documents of the Corporation are specifically incorporated by reference in this short form prospectus:

(a) the annual information form dated February 26, 2003;

(b) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2002; and

(c) management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002;

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars filed by the Corporation after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

SUMMARY OF THE OFFERING

The following is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this short form prospectus.

Issuer:	Canadian Utilities Limited.
Issue:	6,000,000 Cumulative Redeemable Second Preferred Shares Series X.
Amount:	$150,000,000.
Price and Yield:	$25.00 per Series X Preferred Share, to yield 6.00% per annum.
Dividends:	Holders of Series X Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends of $1.50 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. Assuming an issue date of April 17, 2003, the first dividend, if declared, will be payable June 1, 2003 in the amount of $0.1849 per Series X Preferred Share.
Redemption:	On and after June 1, 2008, the Corporation may, at its option, on not less than 30 days nor more than 60 days prior notice, redeem for cash the Series X Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing June 1, 2008, at $25.75 per share if redeemed during the 12 months commencing June 1, 2009, at $25.50 per share if redeemed during the 12 months commencing June 1, 2010, at $25.25 per share if redeemed during the 12 months commencing June 1, 2011, and at $25.00 per share if redeemed on and after June 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.
Purchase for Cancellation:	The Corporation may at any time or times purchase for cancellation all or any part of the Series X Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.
Priority:	The Series X Preferred Shares will rank junior to the Series Preferred Shares (none of which are outstanding) and in priority to the Class A non-voting shares and the Class B common shares and on a parity with any further series of Series Second Preferred Shares with respect to the payment of any dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation.
Earnings Coverage:	For the 12 months ended December 31, 2002: 2.77 times.
Ratings:	Dominion Bond Rating Service: Pfd-2 with a stable outlook. Standard & Poor's: P-1 (low)/CreditWatch negative. S&P has announced that it has placed several Canadian utility companies (including the Corporation) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate.
Tax on Preferred Share Dividends:	The Corporation will elect, in the manner and within the time provided under Part VI.1 of the *Income Tax Act* (Canada) (the "Tax Act"), to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that corporate holders of Series X Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on the Series X Preferred Shares. See "Canadian Federal Income Tax Considerations" for a summary of the principal Canadian federal income tax considerations generally applicable to certain holders of Series X Preferred Shares.
Use of Proceeds:	The estimated net proceeds to be received by the Corporation from the sale of the Series X Preferred Shares are $145,500,000, before deducting the estimated expenses of the offering and assuming that no Series X Preferred Shares are sold to institutions. The net proceeds will be added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.
CDS Book-Entry:	A book-entry only certificate representing the Series X Preferred Shares distributed hereunder will be issued in registered form only to CDS or its nominee and will be deposited with CDS on the closing of this offering. The Corporation understands that a purchaser of Series X Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series X Preferred Shares are purchased.

THE CORPORATION

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927 and was continued under the Canada Business Corporations Act on August 15, 1979. The address of the Corporation's registered office is 20th Floor, 10035 - 105 Street, Edmonton, Alberta T5J 2V6. The address of the Corporation's principal office is 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

INTERCORPORATE RELATIONSHIPS

The following chart identifies the principal subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their voting securities beneficially owned or over which control or direction is exercised by the Corporation.


Canadian Utilities Limited
(Canada)
CU Inc.
(Canada) (100%)
ATCO Gas and Pipelines Ltd.
(Alberta) (100%)
ATCO Electric Ltd.
(Canada) (100%)
Alberta Power (2000) Ltd.
(Canada) (100%)
ATCO Power Ltd.
(Canada) (100%)
ATCO Midstream Ltd.
(Canada) (100%)
ATCO Frontec Corp.
(Alberta) (100%)
ATCO I-Tek Business Services Ltd.
(Canada) (100%)

Note:
(1) All of the non-voting shares of each of the above corporations are directly or indirectly owned by the Corporation.

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in regulated natural gas and electric energy operations, primarily in Alberta, and in related non-regulated operations. Regulated operations are conducted by ATCO Electric Ltd. and the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. Also included in regulated operations are the generating plants of Alberta Power (2000) Ltd. which were regulated by the Alberta Energy and Utilities Board until December 31, 2000, but which are now governed by legislatively mandated purchase power arrangements ("PPAs") approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

The Corporation has four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses.

The Utilities Business Group includes the regulated distribution of natural gas by the ATCO Gas division of ATCO Gas and Pipelines Ltd., the regulated distribution and transmission of electric energy by ATCO Electric Ltd., Northland Utilities (Yellowknife) Limited, Northland Utilities (NWT) Limited and The Yukon Electrical Company

Limited, the regulated transmission and distribution of water by CU Water Limited and the non-regulated engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services Ltd.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power Ltd. and the regulated supply of electricity by Alberta Power (2000) Ltd.

The Logistics and Energy Services Business Group includes the regulated transmission of natural gas by the ATCO Pipelines division of ATCO Gas and Pipelines Ltd., the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream Ltd. and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec Corp.

The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by the ATCO I-Tek division of the Corporation, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services Ltd., the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies Ltd., the manufacture of wood preservation products by Genics Inc., and the sale of travel services to both business and consumer sectors by ATCO Travel Ltd. The Corporation also owns commercial real estate in Fort McMurray, Alberta.

USE OF PROCEEDS

The estimated net proceeds to be received by the Corporation from the sale of the Series X Preferred Shares are $145,500,000, before deducting the estimated expenses of the offering and assuming that no Series X Preferred Shares are sold to institutions. The net proceeds will be added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.

SHARE CAPITAL OF THE CORPORATION

The authorized share capital of the Corporation consists of 150,000 Series Preferred Shares issuable in series, an unlimited number of Series Second Preferred Shares issuable in series and an unlimited number of Class A non-voting shares and Class B common shares.

Series Preferred Shares

The Series Preferred Shares are entitled, in priority to the Series Second Preferred Shares and the Class A non-voting shares and Class B common shares, to fixed cumulative preferential cash dividends and, in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, to the amount paid up thereon and accrued and unpaid dividends and, if such action is voluntary, the premiums payable on redemption, if any.

The Series Preferred Shares are subject to redemption on 30 days' notice and are non-voting except upon the failure of the Corporation to pay dividends on any such shares for a period of 18 months, in which case the holders of all such shares are entitled to one vote per share and to elect at meetings of shareholders at which directors are elected just under one-half of the directors of the Corporation.

The provisions attaching to the Series Preferred Shares stipulate that no shares ranking junior to the Series Preferred Shares may be retired unless all dividends then payable on the Series Preferred Shares shall have been declared and paid.

Two series of Series Preferred Shares aggregating 65,000 shares have been designated and issued to date, all of which have been redeemed and cancelled.

Series Second Preferred Shares

An unlimited number of Series Second Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions attaching thereto as may be determined by the directors. Eight series of Series Second Preferred Shares aggregating 19,460,105 shares ($486.5 million) are currently outstanding. The Series Second Preferred Shares as a class have, among others, provisions to the following effect.

The Series Second Preferred Shares rank junior to the Series Preferred Shares but are, with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, entitled to preference over the Class A non-voting shares and the Class B common shares and any other shares of the Corporation ranking junior to the Series Second Preferred Shares. The Series Second Preferred Shares may also be given such other preference over the Class A non-voting shares and the Class B common shares and any other junior shares as may be determined for any series authorized to be issued.

The Series Second Preferred Shares of each series rank equally with the Series Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

The holders of the Series Second Preferred Shares are not entitled as such (except as provided in any series) to any voting rights nor to receive notice of or to attend shareholders' meetings unless dividends on the Series Second Preferred Shares of any series are in arrears to the extent of eight quarterly dividends or four half-yearly dividends, as the case may be, whether or not consecutive. Until all arrears of dividends have been paid, such holders will be entitled to receive notice of and to attend all shareholders' meetings at which directors are to be elected (other than separate meetings of holders of another class of shares) and to one vote in respect of each Series Second Preferred Share held.

The class provisions attaching to the Series Second Preferred Shares may be amended with the written approval of all the holders of the Series Second Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for the purpose and at which a quorum is present.

Class B Common Shares

Holders of Class B common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and are entitled to one vote in respect of each Class B common share held. The Class B common shares rank equally with the Class A non-voting shares with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation. Each Class B common share may at any time and from time to time, at the option of the holder, be converted into one Class A non-voting share.

Class A Non-Voting Shares

Holders of the Class A non-voting shares are entitled:

(a) to receive notice of, to attend and participate in discussions at meetings of shareholders, but are not, except where expressly required by law, entitled to vote at meetings of shareholders;

(b) in the circumstances described below, and subject to changes in the exchange ratio, to exchange their Class A non-voting shares for Class B common shares on the basis of one Class A non-voting share for each Class B common share; and

(c) subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, to share equally, share for share, with the holders of the Class B common shares in all dividends declared by the Corporation on the Class A non-voting shares and the Class B common shares and to receive, pari passu with the holders of the Class B common shares, the remaining property of the Corporation upon dissolution.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of the Corporation,

holders of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right to exchange shall be deemed never to have existed. In addition, holders of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of the Corporation. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering.

DETAILS OF THE OFFERING

The Series X Preferred Shares will have attached thereto the series provisions summarized below.

Dividends

Holders of Series X Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends of $1.50 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. Assuming an issue date of April 17, 2003, the first dividend, if declared, will be payable June 1, 2003 in the amount of $0.1849 per Series X Preferred Share.

Redemption

The Series X Preferred Shares will not be redeemable before June 1, 2008, but will be redeemable for cash on and after that date at the option of the Corporation, in whole at any time or in part from time to time, on not less than 30 days nor more than 60 days prior notice, at $26.00 per share if redeemed during the 12 months commencing June 1, 2008, at $25.75 per share if redeemed during the 12 months commencing June 1, 2009, at $25.50 per share if redeemed during the 12 months commencing June 1, 2010, at $25.25 per share if redeemed during the 12 months commencing June 1, 2011, and at $25.00 per share if redeemed on and after June 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.

The Corporation may redeem less than all of the then outstanding Series X Preferred Shares at any time in such manner as is specified in the series provisions and is acceptable to the TSX.

Purchase for Cancellation

Subject to the provisions described under "Restrictions on Dividends and Retirement of Shares", the Corporation may at any time or times purchase for cancellation all or any part of the Series X Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.

Creation or Issue of Additional Shares

So long as any Series X Preferred Shares are outstanding the Corporation shall not, without the prior approval of the holders of the Series X Preferred Shares given in the specified manner, create or issue any shares ranking prior to or on a parity with the Series X Preferred Shares with respect to repayment of capital or payment of dividends, provided that the Corporation may without such approval, if all dividends then payable on the Series X Preferred Shares shall have been paid, issue additional series of Series Second Preferred Shares.

Restrictions on Dividends and Retirement of Shares

So long as any of the Series X Preferred Shares are outstanding, the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series X Preferred Shares) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Series X Preferred Shares with respect to payment of dividends,

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Series X Preferred Shares with respect to repayment of capital or with respect to payment of dividends, or

(c) call for redemption or purchase or reduce or otherwise pay off less than all the Series X Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Series X Preferred Shares then outstanding with respect to payment of dividends

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Series X Preferred Shares and on the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series X Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series X Preferred Shares shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon and, if such liquidation, dissolution, winding-up or distribution is voluntary, a premium of $1.00 per share if such event commences prior to June 1, 2008, and, if such event commences thereafter, a premium equivalent to the premium payable on redemption if such shares were to be redeemed at the date of commencement of any such voluntary liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of any Class A non-voting shares or Class B common shares or other shares ranking junior to the Series X Preferred Shares. After payment to the holders of the Series X Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Tax Election

The Corporation will elect in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that corporate holders of Series X Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on the Series X Preferred Shares. See "Canadian Federal Income Tax Considerations".

Modification

The series provisions attaching to the Series X Preferred Shares may be amended with the written approval of all the holders of the Series X Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.

DEPOSITORY SERVICES

Except as otherwise provided below, the Series X Preferred Shares will be issued in "book-entry only" form and must be purchased, transferred, converted or redeemed through participants ("Participants") in the depository service of CDS or its nominee. Each of the Underwriters is a Participant. On the closing of this offering, the Corporation will cause a global certificate or certificates representing the Series X Preferred Shares to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Series X Preferred Shares will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. The Corporation understands that each purchaser of Series X Preferred Shares will receive a customer confirmation of purchase from the registered dealer from which

the Series X Preferred Shares are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Series X Preferred Shares. Reference in this short form prospectus to a holder of Series X Preferred Shares means, unless the context otherwise requires, the owner of the beneficial interest in the Series X Preferred Shares.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Series X Preferred Shares and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then Series X Preferred Shares will be issued in fully registered form to the owners of the beneficial interests in such Series X Preferred Shares or their nominees.

EARNINGS COVERAGES

The Corporation's dividend requirements on all of its preferred shares, after giving effect to the issue of the Series X Preferred Shares to be distributed pursuant to this short form prospectus and adjusted to a pre-tax equivalent using an effective income tax rate of 37.01%, amounted to $43.2 million for the 12 months ended December 31, 2002. The Corporation's interest requirements for the 12 months then ended amounted to $208.2 million. The Corporation's earnings before interest, income taxes and preferred share dividends for the 12 months ended December 31, 2002 were $697.2 million, which is 2.77 times the Corporation's aggregate dividend and interest requirements for this period.

RATINGS

The Series X Preferred Shares are rated Pfd-2 with a stable outlook by Dominion Bond Rating Service ("DBRS"). The Series X Preferred Shares are rated P-1 (low)/CreditWatch negative by Standard & Poor's, a division of the McGraw-Hill Companies ("S&P"). S&P has announced that it has placed several Canadian utility companies (including the Corporation) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate.

A Pfd-2 rating by DBRS is the second highest of five categories granted by DBRS for preferred shares and is granted to companies presenting satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. A P-1 rating by S&P is the highest of five categories S&P uses in its Canadian preferred share rating scale. "High" and "low" grades may be used to indicate the relative standing of a credit within a particular rating category.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold securities. Either of the foregoing ratings may be revised or withdrawn at any time by the rating organization.

RISK FACTORS

A prospective purchaser of Series X Preferred Shares should carefully consider the following investment considerations before making a decision to purchase the Series X Preferred Shares, as well as the other information contained in this short form prospectus and the documents incorporated by reference herein, including, in particular, the information described under the heading "Business Risks" in the Corporation's management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2002.

Prevailing yields on similar securities will affect the market value of the Series X Preferred Shares. Assuming all other factors remain unchanged, the market value of the Series X Preferred Shares will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline. Real or anticipated

changes in credit ratings on the Series X Preferred Shares may affect the market value of the Series X Preferred Shares.

The Series X Preferred Shares are equity capital of the Corporation which rank equally with other Series Second Preferred Shares of the Corporation in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation's assets must be used to pay liabilities and other debt before payments may be made on Series X Preferred Shares and other preferred shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable, at the date hereof, to a prospective purchaser of Series X Preferred Shares who, for the purposes of the Tax Act, is resident in Canada, will hold the Series X Preferred Shares as capital property and deals at arm's length with the Corporation and is not affiliated with the Corporation. Series X Preferred Shares acquired by "financial institutions", as defined in the Tax Act for purposes of the "mark-to-market" rules, will generally not be held as capital property by such purchasers. Purchasers who do not hold their Series X Preferred Shares as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and such regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposals") and counsels' understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not otherwise take into account or anticipate any changes in law or in the administrative practices of the CCRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Proposals will be enacted in their current form or at all.

Dividends

Dividends (including deemed dividends) received on the Series X Preferred Shares by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on the Series X Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series X Preferred Shares are "taxable preferred shares" as defined in the Tax Act. The terms of the Series X Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that corporate holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series X Preferred Shares.

A "private corporation", as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual or a related group of individuals, will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Series X Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A holder who disposes of or is deemed to dispose of Series X Preferred Shares (on the redemption of such shares or otherwise) will generally realize a capital gain (or sustain a capital loss) to the extent that the holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Corporation of Series X Preferred Shares will generally not be included in computing the holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such Series X Preferred Shares. If the holder is a corporation, any capital loss arising on a disposition of a Series X Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series X Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

One-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to a liability for alternative minimum tax. Taxable capital gains of a "Canadian-controlled private corporation", as defined in the Tax Act, may be subject to an additional refundable tax at a rate of 6 2/3%.

Redemption

If the Corporation redeems Series X Preferred Shares, or otherwise acquires or cancels Series X Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Tax Act. Generally, the difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

PLAN OF DISTRIBUTION

Under an agreement dated April 2, 2003 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase as principals, on April 17, 2003, or on such later date as may be agreed upon, but in any event not later than May 21, 2003, all but not less than all of the Series X Preferred Shares at a price of $25.00 per share, payable in cash to the Corporation against delivery of the Series X Preferred Shares, and the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series X Preferred Share for shares sold to certain institutions by closing of the offering and $0.75 per share with respect to all other Series X Preferred Shares purchased by the Underwriters. All fees payable to the Underwriters will be paid on account of services rendered in connection with the offering and will be paid out of the general funds of the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Series X Preferred Shares if any Series X Preferred Shares are purchased under the Underwriting Agreement. The Underwriters have agreed not to offer, sell or deliver any Series X Preferred Shares in the United States or to U.S. persons.

The Underwriters may not, during the period of distribution under this short form prospectus, bid for or purchase Series X Preferred Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent trading activity in, or raising the price of, the Series X Preferred Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this

offering, and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Series X Preferred Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the terms of the Underwriting Agreement, the Corporation and each of its subsidiaries shall not sell, or announce their intention to sell, nor authorize or issue, any preferred shares other than the Series X Preferred Shares during the period commencing on the date of this short form prospectus and ending 90 days after the closing date of this offering, without the prior written consent of RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld.

The Underwriters are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered to be a "connected issuer" of the Underwriters under applicable Canadian securities legislation. The aggregate amount of such credit facilities available to the Corporation and its affiliates, including non-recourse debt for which the lender's recourse in the event of default is limited to the business and assets of the project in question and to the affiliate's equity therein, is approximately $1.5 billion, of which approximately $203.7 million was drawn as of December 31, 2002. The Corporation and its affiliates are in compliance with the terms of these credit facilities. The decision of each Underwriter to participate in this offering was made independently of its bank parent. None of the proceeds of this offering will be applied for the benefit of the Underwriters or any of their related issuers.

The Corporation has applied to list the Series X Preferred Shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and the general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures and goals, the Series X Preferred Shares offered hereunder, if issued on the date hereof, would not be precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
an Act respecting insurance (Quebec)
an Act respecting trust companies and savings companies (Quebec)
Supplemental Pension Plans Act (Quebec)

In addition, in the opinion of such counsel, the Series X Preferred Shares offered hereby will, on the date of issue, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans, and will not constitute foreign property, as that term is defined in the Tax Act, for such plans.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Series X Preferred Shares is CIBC Mellon Trust Company at its principal offices in Montreal, Toronto, Calgary and Vancouver.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon by Bennett Jones LLP for the Corporation and by Blake, Cassels & Graydon LLP for the Underwriters. As at April 2, 2003, partners and associates of Bennett Jones LLP and of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of any class of securities of the Corporation. W.L. Britton and R.T. Booth are partners of Bennett Jones LLP and directors of the Corporation.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATES

Dated: April 2, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) N.C. SOUTHERN
President and
Chief Executive Officer

(Signed) J.A. CAMPBELL
Senior Vice President, Finance
and Chief Financial Officer

On behalf of the Board of Directors

(Signed) W.L. BRITTON
Director

(Signed) B.K. FRENCH
Director

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (Signed) TIMOTHY W. WATSON

BMO NESBITT BURNS INC.

By: (Signed) AARON M. ENGEN

TD SECURITIES INC.

By: (Signed) ROBERT J. MASON


CU
CANADIAN
UTILITIES
LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release

April 2, 2003

Canadian Utilities Limited Enters Into Preferred Share Financing

CALGARY, Alberta – Canadian Utilities Limited ("Canadian Utilities") today announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and BMO Nesbitt Burns Inc., and including TD Securities Inc., under which the underwriters have agreed to buy 6,000,000 6.00% Cumulative Redeemable Second Preferred Shares Series X at a price of $25.00 per share, for aggregate gross proceeds of $150,000,000.

The offering is being made only in the provinces of Canada by means of a prospectus and the expected closing date of the issue is April 17, 2003. The net proceeds of the issue will be added to the general funds of Canadian Utilities to be used for general corporate purposes including capital expenditures.

This news release does not constitute an offer to sell securities, nor is it a solicitation to buy the securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution. The securities have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption under such Act.

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. Information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance &
Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance and Controller
Canadian Utilities Limited
(403) 292-7528

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. WIRE SERVICES.



CANADIAN UTILITIES LIMITED
An ATCO Company

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 7, 2003

Auditors' Report

To the Share Owners of
Canadian Utilities Limited

We have audited the consolidated balance sheets of **Canadian Utilities Limited** as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta



CANADIAN UTILITIES LIMITED
An ATCO Company

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Millions of Canadian Dollars except per share data)

	Note	Year ended December 31 2002	2001
Revenues		**$2,975.9**	$3,513.6
Costs and expenses			
Natural gas supply		**991.7**	1,318.6
Purchased power		**184.4**	366.5
Operation and maintenance		**759.9**	769.9
Selling and administrative		**136.0**	123.7
Depreciation and amortization		**244.4**	241.9
Interest	9	**184.1**	198.7
Franchise fees		**98.5**	117.6
		2,599.0	3,136.9
		376.9	376.7
Interest and other income	2	**136.2**	41.4
Earnings before income taxes		**513.1**	418.1
Income taxes	3	**189.9**	164.0
Net earnings		**323.2**	254.1
Dividends on equity preferred shares		**18.2**	17.0
Earnings attributable to Class A and Class B shares	2	**305.0**	237.1
Retained earnings at beginning of year		**1,136.9**	1,022.6
		1,441.9	1,259.7
Dividends on Class A and Class B shares		**124.2**	119.0
Direct charges	4	**2.8**	3.8
Retained earnings at end of year		**$1,314.9**	$1,136.9
Earnings per Class A and Class B share	2, 12	**$ 4.81**	$ 3.74
Diluted earnings per Class A and Class B share	2, 12	**$ 4.79**	$ 3.72
Dividends paid per Class A and Class B share		**$ 1.96**	$ 1.88



CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	December 31 2002	2001
ASSETS			
Current assets			
Cash and short term investments	15	**$ 438.9**	$ 254.6
Accounts receivable		**459.4**	445.4
Inventories		**121.7**	124.8
Income taxes recoverable		**20.2**	-
Future income taxes	3	**-**	1.9
Deferred natural gas costs		**31.2**	3.9
Deferred electricity costs		**20.7**	27.4
Prepaid expenses		**25.4**	16.5
		1,117.5	874.5
Property, plant and equipment	5	**4,657.0**	4,363.5
Security deposits for debt		**26.1**	23.6
Other assets	6	**133.8**	142.4
		$5,934.4	$5,404.0
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness	7	**$ 5.0**	$ 11.7
Accounts payable and accrued liabilities		**451.3**	463.0
Income taxes payable		**-**	105.6
Future income taxes	3	**16.8**	-
Notes payable		**-**	4.6
Deferred electricity cost obligation	8	**51.0**	-
Non-recourse long term debt due within one year	9	**46.1**	37.3
		570.2	622.2
Future income taxes	3	**230.8**	205.0
Deferred credits	10	**78.8**	66.8
Long term debt	9	**1,916.9**	1,855.9
Non-recourse long term debt	9	**821.1**	673.8
Equity preferred shares	11	**486.5**	336.5
Class A and Class B share owners' equity			
Class A and Class B shares	12	**509.6**	506.7
Retained earnings		**1,314.9**	1,136.9
Foreign currency translation adjustment		**5.6**	0.2
		1,830.1	1,643.8
		$5,934.4	$5,404.0

Director ______________________________
[Original signed by N.C. Southern]

Director ______________________________
[Original signed by B.K. French]

CU

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

(Millions of Canadian Dollars)

	Note	Year ended December 31 2002	2001
Operating activities			
Earnings attributable to Class A and Class B shares		**$ 305.0**	$ 237.1
Non-cash items included in earnings:			
Depreciation and amortization		**244.4**	241.9
Future income taxes		**20.7**	37.3
Gain on sale of natural gas producing property - net of current income taxes	2	**(67.3)**	-
Other - net		**(2.5)**	(14.0)
Cash flow from operations		**500.3**	502.3
Changes in non-cash working capital	14	**(160.0)**	245.6
		340.3	747.9
Investing activities			
Purchase of property, plant and equipment		**(569.8)**	(735.3)
Sale of natural gas producing property - net of current income taxes	2	**107.7**	-
Proceeds on disposal of other property, plant and equipment		**1.7**	120.9
Contributions by utility customers for extensions to plant		**41.1**	38.6
Recovery of non-current deferred electricity costs		**18.7**	64.4
Changes in non-cash working capital	14	**(8.3)**	2.2
Other		**(10.4)**	(8.5)
		(419.3)	(517.7)
Financing activities			
Change in notes payable		**(4.6)**	(192.5)
Deferred electricity cost obligation	8	**51.0**	-
Issue of long term debt		**300.0**	212.9
Issue of non-recourse long term debt		**173.0**	345.5
Repayment of long term debt		**(241.9)**	(222.2)
Repayment of non-recourse long term debt		**(43.7)**	(27.9)
Issue of equity preferred shares		**150.0**	-
Issue of Class A shares		**2.9**	0.3
Dividends paid to Class A and Class B share owners		**(124.2)**	(119.0)
Income tax reassessment	3	**-**	(12.9)
Changes in non-cash working capital	14	**8.7**	(14.4)
Other		**(6.8)**	3.1
		264.4	(27.1)
Foreign currency translation		**5.6**	2.1
Cash position[1]			
Increase		**191.0**	205.2
Beginning of year		**242.9**	37.7
End of year		**$ 433.9**	$ 242.9

[1] Cash position includes cash and short term investments less current bank indebtedness.

CU

CANADIAN UTILITIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(tabular amounts in millions of Canadian dollars)

1. Summary of significant accounting policies

Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of Canadian Utilities Limited and its subsidiaries, including a proportionate share of joint venture investments ("Canadian Utilities"). Principal operations are Utilities (ATCO Electric, ATCO Gas, ATCO Utility Services, CU Water), Power Generation (ATCO Power, Alberta Power (2000)), Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec) and Technologies (ATCO I-Tek Business Services (formerly ATCO Singlepoint), ATCO I-Tek, ATCO Travel, ASHCOR Technologies, Genics). Significant joint venture investments consist principally of power generation plants.

Certain comparative figures have been reclassified to conform to the current presentation.

Regulation

ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities Limited's wholly owned subsidiary, CU Inc., are collectively referred to in these financial statements as the "regulated operations".

ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000 but are now governed by legislatively mandated Power Purchase Arrangements ("PPA") that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Use of Estimates

The preparation of Canadian Utilities' financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized on the accrual basis and include an estimate of services provided but not yet billed.

Revenues resulting from the supply of contracted services are recorded by the percentage of completion method. Full provision is made for any anticipated loss.

Effective January 1, 2002, Canadian Utilities retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Abstract on the "Reporting of Revenue Gross as a Principal versus Net as an Agent". This change in accounting resulted in a reduction of revenues and a reduction of operation and maintenance expenses of $22.8 million for the year ended December 31, 2002 (2001 - $14.9 million).

1. Summary of significant accounting policies (continued)

Natural Gas Supply

Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers and revenues and natural gas supply expense are adjusted accordingly.

Purchased Power

Purchased power expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

Certain regulated operations include in capital expenditures an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Capital expenditures in the other subsidiaries include capitalized interest incurred during construction.

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate. Property, plant and equipment is disclosed net of unamortized contributions.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets are approved by the AEUB or, in the case of Alberta Power (2000)'s generating plants, are determined by the PPA's. These depreciation rates include a provision for future removal costs and site restoration costs. On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Deferred Financing Charges

Issue costs of long term debt are amortized over the weighted average life of the debt and issue costs of preferred shares relating to regulated operations are amortized over the expected life of the issue. Unamortized premiums and issue costs of redeemed long term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

1. **Summary of significant accounting policies** (continued)

Deferred Availability Incentives

Under the terms of various PPA's, Canadian Utilities is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to Canadian Utilities by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by Canadian Utilities to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to income on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

Notes Payable

Effective January 1, 2002, Canadian Utilities retroactively adopted the CICA Emerging Issues Abstract on the balance sheet classification of callable debt obligations and debt obligations expected to be refinanced. Notes payable, previously classified as long term, are now classified as current liabilities.

Long Term Debt Due Within One Year

When Canadian Utilities intends to refinance long term debt due within one year on a long term basis and there is a written undertaking from an underwriter to act on Canadian Utilities' behalf with respect thereto, or sufficient capacity under long term bank loan agreements to issue commercial paper or assume bank loans, then long term debt due within one year is classified as long term.

Hedging

In conducting its business, Canadian Utilities uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

Canadian Utilities designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. Canadian Utilities also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Employee Future Benefits

Canadian Utilities accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs.

1. **Summary of significant accounting policies** (continued)

Expected return on plan assets for the year is determined on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Pension plan assets at the end of the year are reported at market value. Accrued benefit obligations at the end of the year are determined using a discount rate that reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments.

Experience gains and losses and the effect of changes in assumptions in excess of 10% of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments and the net transitional liability or asset, which arose upon the adoption in 2000 of the current accounting standard, are amortized over the estimated average remaining service life of employees.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock-Based Compensation Plans

Canadian Utilities Limited has a stock option plan and share appreciation rights plans, all of which are described in Note 13.

Effective January 1, 2002, Canadian Utilities prospectively adopted the recommendations of the CICA on accounting for stock-based compensation and other stock-based payments. While the recommendations encourage the adoption of the fair value based method of accounting for stock options, other methods of accounting are permitted.

Canadian Utilities has chosen to retain its existing accounting policy, which is permitted by the recommendations, whereby no compensation expense is recognized upon the granting or exercise of stock options. Any consideration paid by holders of the stock options upon exercise is credited to share capital. While the recommendations require expense recognition for options that may be settled in cash or other assets, Canadian Utilities amended its stock option policy in June 2002 so that stock options will no longer be repurchased. Prior to that date, if stock options were repurchased, the consideration paid to the holders of the options was charged to retained earnings.

No compensation expense is recognized when share appreciation rights are granted. Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the excess of the market price of the shares over the base value of the rights. Prior to January 1, 2002, compensation expense was determined on the basis of the excess of the greater of the market price of the shares or the 12 month average market price thereof over the base value of the rights. This accounting change increased earnings by $0.9 million and earnings per share by $0.01 for the year ended December 31, 2002.

2. **Interest and other income**

	2002	2001
Gain on sale of natural gas producing property	**$110.1**	$ -
Interest	**17.1**	34.7
Allowance for funds used by regulated operations	**3.6**	5.7
Other	**5.4**	1.0
	$136.2	$41.4

On January 3, 2002, Canadian Utilities sold its Viking-Kinsella natural gas producing property, which had a net book value of $40.4 million, for $550 million. In accordance with an AEUB decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers of record as of March 2, 2002 by way of lump sum payments. Canadian Utilities' share of the net proceeds was $150.5 million, after adjustments, resulting in a gain of $110.1 million. This sale increased earnings by $67.3 million, earnings per share by $1.06 and diluted earnings per share by $1.06.

3. Income taxes

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2002		2001	
Earnings before income taxes	**$513.1**	**%**	$418.1	%
Income taxes, at statutory rates	**$216.7**	**42.2**	$180.2	43.1
Federal general tax reduction [1]	**(9.1)**	**(1.8)**	(1.9)	(0.5)
Manufacturing and processing tax credit	**(7.3)**	**(1.4)**	(4.1)	(1.0)
Resource allowance	**(3.3)**	**(0.6)**	(13.5)	(3.2)
Crown royalties and other non-deductible Crown payments	**1.8**	**0.3**	9.2	2.2
Large Corporations Tax	**7.1**	**1.4**	6.5	1.5
Foreign tax rate variance	**(5.2)**	**(1.0)**	(4.3)	(1.0)
Non-deductible interest on foreign financing	**1.4**	**0.3**	1.3	0.3
Change in future income taxes resulting from reduction in tax rates	**(1.8)**	**(0.4)**	(4.5)	(1.1)
Unrecorded future income taxes	**4.9**	**1.0**	(2.9)	(0.7)
Natural gas and other property disposals	**(10.8)**	**(2.1)**	2.3	0.6
Other	**(4.5)**	**(0.9)**	(4.3)	(1.0)
	189.9	**37.0**	164.0	39.2
Current income taxes	**151.4**		183.3	
Future income taxes (recoveries)	**$ 38.5**		$(19.3)	
The future income tax liabilities (assets) comprise the following:				
Property, plant and equipment	**$239.1**		$210.3	
Deferred costs	**46.7**		27.8	
Reserves	**(22.2)**		(17.5)	
Tax loss carryforwards	**(0.8)**		(0.8)	
Income tax reassessment	**(12.9)**		(12.9)	
Other	**(2.3)**		(3.8)	
	247.6		203.1	
Less: Amounts included in current future income taxes	**16.8**		(1.9)	
	$230.8		$205.0	

[1] The federal general tax reduction of 3% (2001 – 1%) is applicable to earnings that have not otherwise benefited from the manufacturing and processing tax credit and/or the resource allowance.

Unrecorded future income taxes of the regulated operations amounted to $176.0 million at December 31, 2002. This balance includes $53.2 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's.

Expected future recoveries relating to tax loss carryforwards, which do not expire, have been recorded in the amount of $0.8 million. In addition, there are tax loss carryforwards of $0.5 million for which no tax benefit has been recorded. These losses begin to expire in 2007.

Income taxes paid amounted to $277.1 million (2001 - $50.6 million).

In 2001, Canadian Utilities received and paid an income tax reassessment of $12.9 million relating to the 1996 disposal of ATCOR Resources Ltd. Management does not agree with this reassessment and is contesting this matter with tax authorities. Accordingly, the payment was recorded as a reduction of future income tax liabilities.

4. Direct charges to retained earnings

	2002	2001
Issue costs of equity preferred shares (after income taxes)	**$2.8**	$ -
Stock options settled (after income taxes)	**-**	3.8
	$2.8	$3.8

5. Property, plant and equipment

		2002		2001	
	Composite Depreciation Rates	**Cost**	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Utilities	3.6%	**$4,098.3**	**$1,546.4**	$3,918.8	$1,469.4
Power generation	3.4%	**2,588.5**	**715.7**	2,316.5	647.2
Logistics and energy services	4.2%	**1,043.9**	**352.3**	1,000.7	316.7
Other	13.4%	**62.8**	**33.1**	52.8	26.0
		$7,793.5	**2,647.5**	$7,288.8	2,459.3
Property, plant and equipment, less accumulated depreciation			**5,146.0**		4,829.5
Unamortized contributions by utility customers for extensions to plant			**489.0**		466.0
			$4,657.0		$4,363.5

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $241.6 million (2001 - $220.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $550.0 million (2001 - $402.9 million) and non-depreciable assets of $32.7 million (2001 - $28.1 million).

6. Other assets

	2002	2001
Net accrued pension asset (Note 17)	**$ 48.0**	$ 37.5
Costs deferred for recovery through future regulated rates	**27.6**	34.1
Deferred financing charges	**29.5**	26.5
Deferred electricity costs	**3.0**	21.6
Other	**25.7**	22.7
	$133.8	$142.4

7. Bank indebtedness and credit lines

At December 31, 2002, bank indebtedness consists of $5.0 million (2001 - $11.7 million), at an interest rate of 3.76%, secured by a general assignment of accounts receivable.

At December 31, 2002, Canadian Utilities has the following credit lines that enable it to obtain financing for general business purposes:

	2002			2001		
	Total	**Used**	**Available**	Total	Used	Available
Long term committed	**$ 350.0**	**$ 56.2**	**$ 293.8**	$ 390.5	$117.9	$ 272.6
Short term committed	**627.7**	**52.9**	**574.8**	817.9	25.9	792.0
Uncommitted	**225.0**	**10.1**	**214.9**	201.6	5.2	196.4
	$1,202.7	**$119.2**	**$1,083.5**	$1,410.0	$149.0	$1,261.0

8. Deferred electricity cost obligation

In December 2000, the Province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and permitting ATCO Electric to sell these deferred costs and related rights.

On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. GAAP requires that this transaction be accounted for as a financing arrangement rather than a sale. Accordingly, the cash received results in the recording of a deferred electricity cost obligation rather than a reduction of deferred electricity costs. The obligation bears interest at 3.3975%, which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers. At December 31, 2002, $51.0 million of the obligation remained outstanding.

ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs.

9. Long term debt and non-recourse long term debt

Long term debt	**2002**	2001
CU Inc. debentures - unsecured		
1997 Medium Term Note 5.42% due November 2002	**$ -**	$ 68.0
1993 Series 7.25% due September 2003	**60.0**	60.0
1994 Series 8.73% due June 2004	**100.0**	100.0
1995 Series 8.43% due June 2005	**125.0**	125.0
2001 4.84% due November 2006	**175.0**	175.0
1987 Series 12% due October 2007, redeemable October 2002	**-**	125.0
2002 4.801% due November 2007	**50.0**	-
2000 6.97% due June 2008	**100.0**	100.0
1989 Series 10.20% due November 2009	**125.0**	125.0
1990 Series 11.40% due August 2010	**125.0**	125.0
2000 7.05% due June 2011	**100.0**	100.0
2002 6.145% due November 2017	**150.0**	-
1999 Series 6.8% due August 2019	**300.0**	300.0
1990 Second Series 11.77% due November 2020	**100.0**	100.0
1991 Series 9.92% due April 2022	**125.0**	125.0
1992 Series 9.40% due May 2023	**100.0**	100.0
Canadian Utilities Limited debentures - unsecured		
2002 6.14% due November 2012	**100.0**	-
	1,835.0	1,728.0
ATCO Power Australia Pty Ltd. credit facility, at Bank Bill rates, due July 2003, payable in Australian dollars, unsecured (1)	**21.4**	24.7
ATCO Midstream Ltd. credit facility, at BA rates, due June 2005, unsecured (1)	**8.0**	45.0
ATCO Power Canada Ltd. credit facility, at BA rates, due March 2007, secured by a pledge of cash (1)	**48.0**	48.0
Other long term obligation, at 4.35%	**4.5**	10.2
	$1,916.9	$1,855.9

BA – Bankers' Acceptance

CU

9. Long term debt and non-recourse long term debt (continued)

Non-recourse long term debt	**2002**	2001
McMahon plant term facility, at 8.26%	**$ -**	$ 9.7
Barking Power Limited project financing, payable in British pounds:		
At fixed rates averaging 7.95%, due to 2010	**97.1**	95.7
At LIBOR, due to 2010 [1]	**159.2**	157.0
Osborne Cogeneration Pty Ltd. project financing, payable in Australian dollars:		
At Bank Bill rates, due to 2013 [1]	**2.6**	2.6
At 6.825%, due to 2013 [1]	**48.9**	49.6
ATCO Power Alberta Limited Partnership ("APALP") project financing:		
At 7.29% to 2008, at LIBOR thereafter, due to 2016 [1]	**7.7**	9.0
At 7.067% to 2008, at LIBOR thereafter, due to 2016 [1]	**10.8**	12.5
At 7.25% to 2011, at LIBOR thereafter, due to 2016 [1]	**95.6**	98.5
Joffre project financing:		
At BA rates	**-**	0.9
At 7.161%, due to 2012 [1]	**35.6**	37.3
At 6.435% to 2004, at BA rates thereafter, due to 2012 [1]	**3.6**	5.3
At 8.59%, due to 2020	**32.0**	32.0
Scotford project financing:		
At BA rates, due to 2014 [1]	**54.7**	29.0
At LIBOR, due to 2014 [1]	**13.9**	7.3
At 7.93%, due to 2022	**28.4**	28.4
Muskeg River project financing:		
At BA rates, due to 2014 [1]	**-**	22.2
At LIBOR, due to 2014 [1]	**-**	5.5
At 5.147%, due 2007, at BA rates thereafter, due to 2014 [1]	**53.1**	-
At 7.56%, due to 2022	**35.8**	35.8
Brighton Beach project financing:		
At 6.924%, due to 2024	**110.6**	-
Cory project financing:		
At 6.450%, due to 2011 [1]	**4.8**	-
At 7.586%, due to 2024	**38.8**	38.8
At 7.601%, due to 2026	**34.0**	34.0
	867.2	711.1
Less: Amounts due within one year	**46.1**	37.3
	$821.1	$673.8

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

[1] The above interest rates have additional margin fees at a weighted average rate of 1.0%.

Canadian Utilities has fixed interest rates, either directly or through interest rate swap agreements, on 89% of total long term debt and non-recourse long term debt.

The non-recourse long term debt is secured by charges on the projects' assets and by an assignment of the projects' bank accounts, outstanding contracts and agreements. The book value of the pledged assets and bank accounts at December 31, 2002 was $1,203.8 million (2001 - $954.8 million).

9. Long term debt and non-recourse long term debt (continued)

Guarantees

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees cover the following items:

a) **Equity contributions** – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2002, the maximum value of the obligations under these guarantees is anticipated to be:

Project	Amount
Scotford project financing	$ 4.5
Brighton Beach project financing	$49.1

b) **Completion of construction** – Represents completion guarantees associated with project financing whereby non-completion of a project by a certain date will require the repurchase of all or a portion of the project debt. At December 31, 2002, the maximum value of the obligations under these guarantees is:

Project	Amount	Expiry Date
APALP project financing: Oldman River project	$ 16.8	May 31, 2003
Brighton Beach project financing	$161.2	September 30, 2006

c) **Project cash flows** – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 24 megawatts ("MW") for the Scotford project and 48 MW for the Muskeg River project. These guarantees will become effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2002, no amounts were payable as the Scotford and Muskeg River projects had not yet reached commercial operation.

d) **Reserve amounts** - Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2002, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
APALP project financing	Nil [1]	$6.6
Joffre project financing	Nil [2]	$4.0

[1] No major maintenance reserve required for this financing.
[2] Reserve requirements of $0.3 million met with project cash flows.

e) **Prepaid operating and maintenance fee** - Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.2 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2002, the maximum value of the guarantee is $34.8 million.

9. **Long term debt and non-recourse long term debt** (continued)

f) **Purchase project assets** – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2002, no such events have occurred.

ATCO Power (80%) and ATCO Resources (20%), a wholly owned subsidiary of Canadian Utilities Limited's parent corporation, ATCO Ltd., have a joint venture in the above projects. The foregoing guaranteed amounts represent ATCO Power's 80% interest. Canadian Utilities Limited has also guaranteed similar obligations in respect of ATCO Resources' 20% interest. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

Minimum debt repayments

The minimum annual debt repayments for each of the next five years are as follows:

	Long Term Debt	Non-Recourse Long Term Debt	Total
2003	$ 81.4	$ 46.1	$127.5
2004	104.5	51.8	156.3
2005	133.0	61.5	194.5
2006	175.0	62.8	237.8
2007	98.0	58.1	156.1
	$591.9	$280.3	$872.2

Of the $127.5 million due in 2003, $81.4 million is to be refinanced and is, therefore, excluded from long term debt due within one year in the balance sheet.

CU

9. Long term debt and non-recourse long term debt (continued)

Interest expense

Interest on debt is as follows:

	2002	2001
Long term debt	**$145.8**	$151.7
Non-recourse long term debt	**49.8**	37.4
Notes payable	**0.6**	6.2
Current bank indebtedness	**8.5**	11.7
Amortization of financing charges	**2.2**	2.6
Less: Capitalized on non-regulated projects	**(22.8)**	(10.9)
	$184.1	$198.7

Interest paid amounted to $207.6 million (2001 - $205.5 million).

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on Canadian Utilities' current borrowing rate for similar borrowing arrangements.

	2002	2001
Long term debt		
Fixed rate	**$2,155.0**	$1,982.4
Floating rate	**77.4**	117.7
	$2,232.4	$2,100.1
Non-recourse long term debt		
Fixed rate	**$ 597.8**	$ 502.3
Floating rate	**283.6**	221.9
	$ 881.4	$ 724.2

10. Deferred credits

	2002	2001
Deferred availability incentives	**$45.0**	$29.9
Accrued equipment repairs and maintenance	**13.1**	16.3
Net accrued post employment benefits (Note 17)	**6.0**	3.8
Other	**14.7**	16.8
	$78.8	$66.8

11. Equity preferred shares

Authorized and issued

Authorized: An unlimited number of Series Second Preferred Shares, issuable in series.

Issued:

	Stated Value	Redemption Dates	2002		2001	
			Shares	**Amount**	Shares	Amount
	(dollars)					
Cumulative Redeemable Second Preferred Shares						
5.9% Series Q	$25.00	Open	**2,277,675**	**$ 56.9**	2,277,675	$ 56.9
5.3% Series R	$25.00	Open	**2,146,730**	**53.7**	2,146,730	53.7
6.6% Series S	$25.00	Open	**635,700**	**15.9**	635,700	15.9
5.8% Series W	$25.00	see below	**6,000,000**	**150.0**	-	-
Perpetual Cumulative Second Preferred Shares						
5.05% Series O	$25.00	December 2, 2006	**1,600,000**	**40.0**	1,600,000	40.0
5.05% Series T	$25.00	December 2, 2006	**1,600,000**	**40.0**	1,600,000	40.0
5.05% Series U	$25.00	December 2, 2006	**800,000**	**20.0**	800,000	20.0
5.25% Series V	$25.00	October 3, 2007	**4,400,000**	**110.0**	4,400,000	110.0
				$486.5		$336.5

On December 3, 2002, Canadian Utilities Limited issued $150.0 million of Cumulative Redeemable Second Preferred Shares Series W for cash. The dividend rate has been fixed at 5.8%.

The dividends payable on the Perpetual Cumulative Second Preferred Shares Series O, T, U and V are fixed until the redemption dates specified above, at which time a new dividend rate may be established by negotiation between Canadian Utilities Limited and the owners of the shares.

Fair values

Fair values for preferred shares determined using quoted market prices for the same or similar issues are $472.9 million (2001 - $323.4 million).

Redemption privileges

The preferred shares, except for Series W, are redeemable on the dates specified above at the option of Canadian Utilities Limited at the stated value plus accrued and unpaid dividends.

The Series W preferred shares are redeemable commencing on March 1, 2008 at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 1% in each succeeding 12 month period until March 1, 2012.

12. Class A and Class B shares

Authorized and issued

	Class A Non-Voting		Class B Common		Total	
	Shares	Consideration	Shares	Consideration	Shares	Consideration
Authorized:	Unlimited		Unlimited			
Issued and Outstanding:						
December 31, 2000	39,627,613	$356.4	23,678,222	$150.0	63,305,835	$506.4
Stock options exercised	11,200	0.3	-	-	11,200	0.3
Converted: Class B to Class A	237,956	1.6	(237,956)	(1.6)	-	-
December 31, 2001	39,876,769	358.3	23,440,266	148.4	63,317,035	506.7
Stock options exercised	95,150	2.9	-	-	95,150	2.9
Converted: Class B to Class A	149,875	0.9	(149,875)	(0.9)	-	-
December 31, 2002	**40,121,794**	**$362.1**	**23,290,391**	**$147.5**	**63,412,185**	**$509.6**

Earnings per share

Earnings per Class A non-voting and Class B common share is calculated by dividing the earnings attributable to Class A and Class B shares by the weighted average common shares outstanding. Diluted earnings per share is calculated using the treasury stock method, which reflects the exercise of stock options on the weighted average shares outstanding. The average numbers of shares used to calculate earnings per share are as follows:

	2002	2001
Weighted average shares outstanding	**63,389,738**	63,315,041
Effect of dilutive stock options	**311,187**	300,123
Weighted average diluted shares outstanding	**63,700,925**	63,615,164

Share owner rights

The owners of the Class A non-voting shares and the Class B common shares are entitled to share equally, on a share for share basis, in all dividends declared by Canadian Utilities Limited on either of such classes of shares as well as the remaining property of Canadian Utilities Limited upon dissolution. The owners of the Class B common shares are entitled to vote and to exchange at any time each share held for one Class A non-voting share.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of Canadian Utilities Limited, owners of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, owners of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of Canadian Utilities Limited if ATCO Ltd., the present controlling share owner of Canadian Utilities Limited, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of Canadian Utilities Limited. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering. The complete text of the rights of exchange attached to the Class A non-voting shares is set out in a Certificate of Amendment dated September 10, 1982 issued to Canadian Utilities Limited.

12. Class A and Class B shares (continued)

Normal course issuer bid

On May 20, 2002, Canadian Utilities Limited commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class A non-voting shares. The offer will expire on May 19, 2003. No shares were purchased in 2002.

13. Stock based compensation plans

Stock option plan

Canadian Utilities Limited has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. Options may be granted to directors, officers and key employees of Canadian Utilities Limited and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

Changes in shares under option are summarized below:

	2002		2001	
	Class A Shares	**Weighted Average Exercise Price**	Class A Shares	Weighted Average Exercise Price
Options at beginning of year	**991,550**	**$35.72**	1,129,100	$34.54
Granted	**52,500**	**51.51**	-	-
Exercised	**(95,150)**	**30.05**	(11,200)	29.89
Settled	**(1,100)**	**41.93**	(126,350)	25.72
Options at end of year	**947,800**	**$37.15**	991,550	$35.72

Information about stock options outstanding at December 31, 2002 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class A Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Class A Shares	Weighted-Average Exercise Price
$23.76 - $30.08	281,700	3.2	$27.26	281,700	$27.26
$34.46 - $37.74	308,700	6.9	$35.65	197,500	$35.60
$41.29 - $57.29	357,400	6.9	$46.24	195,400	$45.65
$23.76 - $57.29	947,800	5.8	$37.15	674,600	$35.03

In 2002, Canadian Utilities Limited granted 52,500 options to purchase Class A non-voting shares to officers and certain key employees at a weighted average exercise price of $51.51 per share. The options have a term of ten years and vest in equal amounts over the first five years.

Had Canadian Utilities adopted the fair value based method of accounting for stock options granted in 2002, earnings would have been reduced by $0.1 million, but there would have been no effect on earnings per share. The reduction in earnings was determined using the Black-Scholes option pricing model, which estimated the weighted average value of the options granted during the year at $7 per option using the following assumptions:

Risk-free interest rate	4.7%
Expected holding period prior to exercise	5.7 years
Share price volatility	14.1%
Estimated annual common share dividend	3.8%

Subsequent to December 31, 2002, 40,000 options were granted at a weighted average exercise price of $51.81 per share.

13. Stock based compensation plans (continued)

Share appreciation rights plan

Directors, officers and key employees of Canadian Utilities may be granted share appreciation rights under the share appreciation rights plans of Canadian Utilities Limited and ATCO Ltd. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class A non-voting shares and the Class I Non-Voting shares, respectively, on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class A non-voting shares and the Class I Non-Voting shares, respectively, over the base value of the share appreciation rights exercised.

Share appreciation rights expense amounted to $0.9 million (2001 - $0.8 million).

14. Changes in non-cash working capital

	2002	2001
Operating activities, changes related to:		
Accounts receivable	**$ (20.0)**	$ 196.9
Inventories	**5.8**	6.9
Deferred natural gas costs	**(27.3)**	131.2
Deferred electricity costs	**6.7**	60.4
Prepaid expenses	**(10.5)**	6.9
Accounts payable and accrued liabilities	**(7.4)**	(229.7)
Income taxes	**(126.0)**	130.1
Future income taxes	**18.7**	(57.1)
	$(160.0)	$ 245.6
Investing activities, changes related to:		
Inventories	**$ (2.0)**	$ 14.5
Prepaid expenses	**2.0**	(7.2)
Accounts payable and accrued liabilities	**(8.3)**	(5.1)
	$ (8.3)	$ 2.2
Financing activities, changes related to:		
Accounts receivable	**$ 7.7**	$ (10.3)
Accounts payable and accrued liabilities	**1.0**	(4.1)
	$ 8.7	$ (14.4)

15. Joint ventures

Canadian Utilities' interest in joint ventures is summarized below:

	2002	2001
Statement of earnings		
Revenues	**$ 378.1**	$ 382.7
Operating expenses	**269.5**	257.5
Depreciation and amortization	**25.8**	24.6
Interest	**25.8**	30.3
	57.0	70.3
Interest and other income	**4.8**	5.2
Earnings from joint ventures before income taxes	**$ 61.8**	$ 75.5
Balance sheet		
Current assets	**$ 160.2**	$ 182.8
Current liabilities	**(112.7)**	(144.6)
Property, plant and equipment	**949.9**	792.3
Deferred items - net	**(83.3)**	(76.7)
Non-recourse long term debt	**(625.8)**	(494.6)
Investment in joint ventures	**$ 288.3**	$ 259.2
Statement of cash flows		
Operating activities	**$ 55.3**	$ 76.6
Investing activities	**(141.5)**	(176.7)
Financing activities	**74.4**	139.0
Foreign currency translation	**4.5**	1.5
Increase (decrease) in cash position	**$ (7.3)**	$ 40.4

Current assets include cash of $76.6 million (2001 - $88.7 million) which is only available for use within the joint ventures.

16. Related party transactions

In the normal course of business with affiliate corporations, Canadian Utilities sold natural gas in the amount of $3.2 million (2001 - $4.1 million), recovered administrative expenses and business development costs totaling $2.9 million (2001 - $3.3 million) and incurred administrative expenses and corporate signature rights totaling $6.6 million (2001 - $6.1 million). Canadian Utilities also incurred advertising and promotion expenses from a related entity totaling $1.2 million (2001 - $1.5 million).

17. Employee future benefits

Canadian Utilities maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependants. The defined benefit pension plans, which provide for pensions based on length of service and final average earnings, are for the most part contributory, with the balance of funding the responsibility of Canadian Utilities on the advice of an independent actuary. Plan assets are comprised of Canadian and foreign equities, fixed income and other marketable securities and real estate. As of 1997, new employees automatically participate in the defined contribution pension plans and employees participating in the defined benefit pension plans may transfer to the defined contribution pension plans at any time.

17. Employee future benefits (continued)

Information about Canadian Utilities' benefit plans, in aggregate, is as follows:

	2002		2001	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Market value of plan assets				
Beginning of year	**$1,322.6**	**$ -**	$1,381.4	$ -
Actual return on plan assets	**(94.9)**	**-**	(29.2)	-
Employee contributions	**5.2**	**-**	5.3	-
Benefit payments	**(34.2)**	**-**	(32.5)	-
Payments to defined contribution plans	**(3.7)**	**-**	(2.4)	-
End of year	**$1,195.0**	**$ -**	$1,322.6	$ -
Accrued benefit obligations				
Beginning of year	**$ 884.8**	**$ 44.8**	$ 836.5	$ 40.8
Current service cost	**17.6**	**1.3**	16.8	1.3
Interest cost	**59.4**	**3.0**	58.0	2.9
Employee contributions	**5.2**	**-**	5.3	-
Benefit payments	**(35.8)**	**(1.8)**	(33.9)	(1.6)
Experience losses	**20.8**	**0.6**	2.1	1.4
End of year	**$ 952.0**	**$ 47.9**	$ 884.8	$ 44.8
Funded status				
Excess (deficiency) of assets over obligations	**$ 243.0**	**$(47.9)**	$ 437.8	$(44.8)
Amounts not yet recognized in financial statements:				
Unrecognized net experience losses	**265.4**	**3.4**	50.2	2.8
Unrecognized net transitional liability (asset)	**(351.8)**	**29.9**	(382.7)	32.2
Accrued asset (liability)	**156.6**	**(14.6)**	105.3	(9.8)
Regulatory asset (liability) [1]	**(108.6)**	**8.6**	(67.8)	6.0
Net accrued asset (liability)	**$ 48.0**	**$ (6.0)**	$ 37.5	$ (3.8)
Weighted average assumptions				
Expected rate of return on plan assets for the year	**8.0%**	**-**	8.1%	-
Liability discount rate at December 31	**6.5%**	**6.5%**	6.9%	6.9%
Average compensation increase for the year	**3.0%**	**-**	3.0%	-

The assumed annual health care cost rate increases used in measuring the accumulated post employment benefit obligation in 2002 and thereafter were 4.0% for drug costs and 3.5% for other medical and dental costs.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by Canadian Utilities out of general revenues. These supplementary plans had accrued benefit obligations of $58.7 million at December 31, 2002 (2001 - $53.9 million).

At December 31, 2002, plan assets include long term debt of CU Inc. having a market value of $1.7 million (2001 - $1.4 million), Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $10.3 million (2001 - $9.9 million) and Class I Non-Voting shares of ATCO Ltd. having a market value of $7.8 million (2001 - $8.5 million).

17. Employee future benefits (continued)

	2002		2001	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Components of benefit plan expense (income)				
Current service cost	**$ 17.6**	**$ 1.3**	$ 16.8	$ 1.3
Interest cost	**59.4**	**3.0**	58.0	2.9
Expected return on plan assets	**(99.5)**	**-**	(94.8)	-
Amortization of net transitional liability (asset)	**(30.9)**	**2.3**	(30.9)	2.3
Defined benefit plans expense (income)	**(53.4)**	**6.6**	(50.9)	6.5
Defined contribution plans expense	**5.5**	**-**	3.7	-
Total expense (income)	**(47.9)**	**6.6**	(47.2)	6.5
Less: Capitalized	**0.6**	**1.5**	0.6	1.3
Less: Unrecognized defined benefit plans expense (income) [1]	**(41.3)**	**1.5**	(37.4)	4.4
Net expense (income)	**$ (7.2)**	**$ 3.6**	$ (10.4)	$ 0.8

[1] The regulatory asset (liability) and the unrecognized defined benefits plan expense (income) reflect an AEUB decision to record costs of employee future benefits in the regulated operations when paid rather than accrued.

18. Risk management and financial instruments

Canadian Utilities is exposed to changes in interest rates, commodity prices and foreign currency exchange rates. The Power Generation segment is affected by the cost of natural gas and the price of electricity in the Province of Alberta and the Logistics and Energy Services segment is affected by the cost of natural gas and the price of natural gas liquids. In conducting its business, Canadian Utilities uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

Interest rate risk

Long term debt and non-recourse long term debt has variable interest rates that have been hedged through the following interest rate swap agreements:

Swap Fixed Interest Rate [1]	Variable Debt Interest Rate	Completion Date	Principal/Face Value at December 31	
			2002	2001
8.370%	90 day BA	December 2002	**$ -**	$ 3.2
8.260%	90 day BA	September 2003	**-**	8.4
6.435%	90 day BA	December 2004	**3.6**	5.3
5.147%	90 day BA	December 2007	**53.1**	-
7.290%	90 day BA	November 2008	**7.7**	9.0
7.067%	90 day BA	December 2008	**10.8**	12.5
6.450%	90 day BA	March 2011	**4.8**	-
7.250%	6 month LIBOR	December 2011	**95.6**	98.5
7.161%	90 day BA	September 2012	**35.6**	37.3
6.825%	Bank Bill Bid rate	June 2013	**AUD 55.4 / CDN 48.9**	AUD 60.8 / CDN 49.6
6.450% [2]	90 day BA	March 2019	**9.2**	-
			$269.3	$223.8

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate
AUD – Australian Dollar
CDN – Canadian Dollar

[1] The above swap fixed interest rates include any long term debt margin fees (Note 9).
[2] This swap was placed in November 2002 for Brighton Beach project financing and is expected to be drawn in 2003.

CU

18. Risk management and financial instruments (continued)

Foreign exchange rate risk

Canadian Utilities has exposure to changes in the carrying values of its foreign operations, including assets and liabilities, as a result of changes in exchange rates.

Canadian Utilities has entered into foreign exchange forward contracts in order to fix the exchange rate on certain planned equipment expenditures denominated in U.S. dollars and operational cash flows denominated in EUROs. At December 31, 2002, the contracts consist of purchases of $3.1 million U.S. dollars (2001 - $3.6 million U.S. dollars), sales of $0.4 million U.S. dollars (2001 – nil) and purchases of 4.1 million EUROs (2001 - 3.7 million EUROs).

Energy commodity price risk

Canadian Utilities has entered into certain energy contracts to fix the price of electricity and natural gas for the customers of the Utilities segment. These contracts have been approved by customers and the AEUB and, accordingly, Canadian Utilities does not bear any risk for any price fluctuations. At December 31, 2002, the contracts consist of natural gas sales of 3,774.4 terajoules ("TJ") for $22.4 million (2001 – 1,079.5 TJ for $4.1 million), natural gas purchases of nil (2001 - 119.7 TJ for $0.4 million) and electricity purchases of nil (2001 – 1,422.0 megawatt hours for $64.9 million).

Fair Values

The fair values of derivatives have been estimated using year-end market rates. These fair values approximate the amount that Canadian Utilities would either pay or receive to settle the contract at December 31.

	2002			2001		
Contracts	**Notional Principal**	**Fair Value (Payable) Receivable**	**Maturity**	Notional Principal	Fair Value (Payable) Receivable	Maturity
Interest rate swaps	**$269.8**	**$(14.0)**	**2004 – 2019**	$223.7	$(5.4)	2003 – 2013
Foreign exchange forward contracts	**$ 11.3**	**$ 1.0**	**2003**	$ 10.4	$ 0.5	2002

Credit risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms and conditions of that contract. Derivative credit risk is minimized by dealing with large, credit-worthy counterparties in accordance with established credit approval policies. Accounts receivable credit risk is reduced by a large and diversified customer base, requirement of letters of credit, and, for regulated operations other than Alberta Power (2000), the ability to recover an estimate for doubtful accounts through approved customer rates.

19. Commitments and contingencies

Commitments

Canadian Utilities has contractual obligations in the normal course of business and in respect of long term operating leases for office premises and equipment. Future minimum lease payments are as follows:

2003	2004	2005	2006	2007	Total of All Subsequent Years
$12.6	$10.8	$10.2	$9.7	$9.2	$18.4

19. Commitments and contingencies (continued)

Contingencies

Canadian Utilities is party to a number of disputes and lawsuits in the normal course of business. Management is confident that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Canadian Utilities has a number of regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined.

20. Regulatory matters

On July 26, 2002, the AEUB issued a decision regarding affiliate transactions within the ATCO Group. In addition, on July 30, 2002, the AEUB issued a decision regarding Canadian Utilities' application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliate corporations. The effect of these decisions was to reduce earnings attributable to Class A and Class B shares by $11.1 million, of which $8.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.

21. Segmented information

Description of segments

Canadian Utilities operates in the following business segments:

The Utilities Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transmission and distribution of water by CU Water, and the non-regulated engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and the regulated supply of electricity by Alberta Power (2000).

The Logistics and Energy Services Business Group includes the regulated transportation of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.

The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by ATCO I-Tek, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics and the sale of travel services to both business and consumer sectors by ATCO Travel. In addition, Canadian Utilities Limited owns commercial real estate in Fort McMurray, Alberta.

21. **Segmented information** (continued)

Segmented results

2002 2001	Utilities	Power Generation	Logistics & Energy Services	Technologies & Other Businesses	Corporate	Inter-segment Eliminations	Consolidated
Revenues – external	**$1,781.1**	**$ 584.6**	**$597.9**	**$ 12.1**	**$ 0.2**	**$ -**	**$2,975.9**
	$2,256.1	$ 632.9	$615.3	$ 9.3	$ -	$ -	$3,513.6
Revenues – intersegment[1]	**86.1**	**-**	**335.8**	**89.8**	**10.9**	**(522.6)**	**-**
	112.5	-	300.5	95.1	11.7	(519.8)	-
Revenues	**1,867.2**	**584.6**	**933.7**	**101.9**	**11.1**	**(522.6)**	**2,975.9**
	2,368.6	632.9	915.8	104.4	11.7	(519.8)	3,513.6
Operating expenses	**1,516.7**	**336.0**	**765.7**	**74.9**	**11.8**	**(534.6)**	**2,170.5**
	2,028.6	346.1	761.4	80.9	11.3	(532.0)	2,696.3
Depreciation and amortization	**126.8**	**68.2**	**42.1**	**7.3**	**0.4**	**(0.4)**	**244.4**
	128.5	65.0	41.0	7.4	0.4	(0.4)	241.9
Interest expense	**96.3**	**68.4**	**24.6**	**0.8**	**144.1**	**(150.1)**	**184.1**
	109.0	71.1	28.7	0.8	160.5	(171.4)	198.7
Interest and other income	**(121.1)**	**(8.5)**	**(5.1)**	**(0.1)**	**(151.5)**	**150.1**	**(136.2)**
	(28.6)	(14.4)	(3.8)	(0.2)	(165.8)	171.4	(41.4)
Earnings before income taxes	**248.5**	**120.5**	**106.4**	**19.0**	**6.3**	**12.4**	**513.1**
	131.1	165.1	88.5	15.5	5.3	12.6	418.1
Income taxes	**92.4**	**41.8**	**40.3**	**7.9**	**3.2**	**4.3**	**189.9**
	48.9	67.0	35.4	6.6	2.2	3.9	164.0
Net earnings	**156.1**	**78.7**	**66.1**	**11.1**	**3.1**	**8.1**	**323.2**
	82.2	98.1	53.1	8.9	3.1	8.7	254.1
Dividends on equity preferred shares	**8.4**	**3.4**	**1.7**	**-**	**4.7**	**-**	**18.2**
	8.3	3.4	1.6	-	3.7	-	17.0
Earnings attributable to Class A and Class B shares	**$ 147.7**	**$ 75.3**	**$ 64.4**	**$ 11.1**	**$ (1.6)**	**$ 8.1**	**$ 305.0**
	$ 73.9	$ 94.7	$ 51.5	$ 8.9	$ (0.6)	$ 8.7	$ 237.1
Total assets	**$2,561.9**	**$2,174.7**	**$794.6**	**$ 47.4**	**$379.6**	**$ (23.8)**	**$5,934.4**
	$2,486.4	$2,020.7	$861.1	$ 36.7	$ 40.4	$ (41.3)	$5,404.0
Purchase of property, plant and equipment	**$ 274.5**	**$ 236.0**	**$ 48.9**	**$ 10.0**	**$ 0.4**	**$ -**	**$ 569.8**
	$ 238.9	$ 384.2	$101.9	$ 10.0	$ 0.3	$ -	$ 735.3

[1] Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

Geographic segments

	Domestic		Foreign		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001
Revenues	**$2,699.4**	$3,237.9	**$276.5**	$275.7	**$2,975.9**	$3,513.6
Property, plant and equipment	**$4,250.0**	$3,973.9	**$407.0**	$389.6	**$4,657.0**	$4,363.5

22. Sale of Retail Operations

On December 10, 2002, Canadian Utilities announced that Direct Energy Marketing Limited has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration will be based on the number of customers at closing and is estimated to be $128.5 million, of which $54.4 million is payable on closing, $39.5 million will be payable one year after closing and the balance will be payable two years after closing. Closing is anticipated to occur in mid-2003.

Assuming the sale closes as anticipated, ATCO Gas and ATCO Electric will no longer be involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return. The sale does not include any of the distribution and transmission facilities used to deliver natural gas and electricity to customers.



CANADIAN UTILITIES LIMITED

An **ATCO** Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's comparative financial statements for the year ended December 31, 2002, which include the accounts of Canadian Utilities Limited and all of its subsidiaries. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 21 of the comparative financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

The Utilities Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric, Northland Utilities (Yellowknife), Northland Utilities (NWT) and Yukon Electric, the regulated transmission and distribution of water by CU Water and the non-regulated engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and the regulated supply of electricity by Alberta Power (2000).

The Logistics and Energy Services Business Group includes the regulated transmission of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.



The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by ATCO I-Tek, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, and the sale of travel services to both business and consumer sectors by ATCO Travel. The Corporation also owns commercial real estate in Fort McMurray, Alberta.

RESULTS OF OPERATIONS

Consolidated Operations

Segmented revenues and earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares") for the years 2002 and 2001 were as follows:

Business Groups	Revenues		Earnings	
	2002	2001	**2002**	2001
	($ Millions)			
Utilities	**1,867.2**	2,368.6	**147.7**	73.9
Power Generation	**584.6**	632.9	**75.3**	94.7
Logistics and Energy Services	**933.7**	915.8	**64.4**	51.5
Technologies and Other Businesses	**101.9**	103.7	**11.1**	8.9
Corporate	**11.1**	12.4	**(1.6)**	(0.6)
Intersegment	**(522.6)**	(519.8)	**8.1**	8.7
Total	**2,975.9**	3,513.6	**305.0**	237.1

Earnings attributable to Class A and Class B shares rose $67.9 million to $305.0 million in 2002 and earnings per share increased in 2002 to $4.81 from $3.74 in 2001. These increases were primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property") on January 3, 2002. The sale of the Viking property increased earnings by $67.3 million, earnings per share by $1.06 and diluted earnings per share by $1.06. The remainder of the increase was primarily due to stronger operational results from the Logistics and Energy Services Business Group, the impact of colder temperatures in ATCO Gas, lower income tax rates and lower interest expense, partially offset by lower prices received for electricity sold to the Alberta Power Pool by ATCO Power and lower interest income on lower cash balances. Return on common equity was 17.6% in 2002.

Revenues in 2002 decreased by $537.7 million to $2,975.9 million. This decrease was primarily the result of lower prices for natural gas and power purchased for customers and lower revenues due to lower customer rates in ATCO Gas and ATCO Electric, and lower prices received for electricity sold to the Alberta Power Pool by ATCO Power, partially offset by the impact of colder temperatures in ATCO Gas.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fees costs) decreased by $525.8 million to $2,170.5 million for 2002. This decrease was largely the result of lower prices for natural gas and electricity purchased for customers.

Depreciation and amortization expenses rose $2.5 million to $244.4 million in 2002, primarily due to capital additions in 2002 and 2001, partially offset by depreciation adjustments associated with the sale of the Viking property.

Interest expense for 2002 decreased $14.6 million to $184.1 million. This decrease was principally due to lower interest rates associated with higher cost debt refinanced in 2001 and 2002. $22.8 million of interest was capitalized for projects under construction in power generation operations.

Interest and other income for 2002 increased by $94.8 million to $136.2 million, primarily due to a $110.1 million gain on the sale of the Viking property, partially offset by lower interest income on lower cash balances.

Income taxes for 2002 increased by $25.9 million to $189.9 million. This increase was primarily due to income taxes of $42.8 million on the sale of the Viking property, partially offset by a refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property and lower income tax rates.

Quarterly Financial Information

	1st	2nd	3rd	4th
	($ Millions except per share data) (unaudited)			
2002				
Revenues	863.7	646.3	542.6	923.3
Earnings Attributable to Class A and Class B shares (1) (2)	144.2	42.9	44.4	73.5
Earnings Per Class A and Class B share (1) (2)	2.28	0.67	0.70	1.16
Diluted Earnings Per Class A and Class B share (1) (2)	2.27	0.67	0.70	1.15
2001				
Revenues	1,440.7	854.9	582.0	636.0
Earnings Attributable to Class A and Class B shares (1) (2)	79.1	45.1	41.2	71.7
Earnings Per Class A and Class B share (1) (2)	1.25	0.71	0.65	1.13
Diluted Earnings Per Class A and Class B share (1) (2)	1.24	0.71	0.65	1.12

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The first quarter 2002 results reflect the sale of the Viking property.

Utilities

Earnings from the Utilities Business Group for 2002, which amounted to 48.4% of consolidated earnings of the Corporation, increased by $73.8 million to $147.7 million.

CU

Of this increase, $67.3 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of $40.4 million, was sold for $550 million. In accordance with a decision of the Alberta Energy and Utilities Board ("AEUB"), the proceeds from the sale were shared between ATCO Gas' North division customers and the Corporation. The Corporation's share of the net proceeds was $150.5 million, after adjustments, resulting in a gain of $110.1 million. The balance of the increase in earnings from the Utilities Business Group was primarily due to the impact of colder temperatures, partially offset by lower customer rates and lower interest income. Temperatures in 2002 were 6.3% colder than normal, whereas temperatures in 2001 were 6.9% warmer than normal.

Revenues in 2002 decreased by $501.4 million to $1,867.2 million. This decrease was primarily the result of lower prices for natural gas and power purchased for customers and lower revenues due to lower customer rates, partially offset by the impact of colder temperatures.

Operating expenses for 2002 decreased by $511.9 million to $1,516.7 million. This decrease was primarily due to lower natural gas supply and purchased power costs. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. The amount of purchased power costs recorded as an expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances from the forecast cost of electricity. Any variances from forecasted natural gas supply costs or purchased power costs are deferred until the AEUB approves revised customer rates to either refund or collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings. In accordance with recent AEUB decisions, customer rates are now adjusted on a monthly basis (see "Regulatory Matters – ATCO Gas" and "Regulatory Matters – ATCO Electric").

Power Generation

Earnings from the Power Generation Business Group for 2002, which amounted to 24.7% of consolidated earnings of the Corporation, decreased by $19.4 million to $75.3 million. This decrease was primarily due to lower prices received for electricity sold to the Alberta Power Pool.

Revenues in 2002 decreased by $48.3 million to $584.6 million. This decrease was primarily the result of lower prices received for electricity sold to the Alberta Power Pool and lower natural gas fuel supply costs recovered in revenues. Power pool prices averaged $43.94 per megawatt hour in 2002, compared to average prices of $71.29 in 2001. Natural gas prices averaged $3.84 per gigajoule in 2002, compared to average prices of $5.12 in 2001.

Operating expenses for 2002 decreased by $10.1 million to $336.0 million. The decrease was primarily the result of lower fuel costs, partially offset by higher operating and maintenance costs at the Barking power plant and full year operations at the Rainbow Unit 5 and Valleyview generating plants which became operational in late 2001.

During the third quarter, Brighton Beach Power L.P., a limited partnership formed by ATCO Power and Ontario Power Generation Inc., completed a $403 million private bond and term debt financing for its 580 megawatt power project under construction at Brighton Beach in Windsor, Ontario.

ATCO Power has an interest in four power projects (Cory, Muskeg River, Scotford and Oldman River) scheduled for completion in the first half of 2003 having an estimated cost of approximately $750 million, of which ATCO Power's share is approximately $435 million. These costs are approximately 15% above original cost estimates, primarily due to labour and engineering markets in Alberta which tightened during construction and increased equipment, financing and foreign exchange costs. A significant portion of the increased costs are in dispute. A portion of the additional costs will be recoverable over the term of the commercial contracts.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"), which had a long term offtake agreement for 27.5% of the power produced by the Barking power plant, a 1,000 megawatt plant in London, England, in which the Corporation, through Barking Power Limited, has a 25.5% equity interest. An administration order is similar to a Chapter 11 bankruptcy filing in the United States. Barking Power Limited has filed a claim with the Administrator and is working with the Administrator and Creditors' Committees on liquidation of TXU Europe and settlement of claims. The Barking power plant will continue to supply 725 megawatts of power under long term contracts. It is anticipated that the 275 megawatts of power previously supplied to TXU Europe will be sold under short term bilateral agreements.

A joint venture in which ATCO Power has a 50% interest owns and operates a 180 megawatt cogeneration plant in Osborne, Australia. The joint venture has long term agreements with Flinders Osborne Trading Pty Ltd. ("FOT") to supply gas and to purchase all of the power produced at the plant. In December 2002, the joint venture was advised that FOT's parent corporation would no longer provide financial support to FOT. FOT continues to meet its obligations under its agreements with the joint venture. The government of South Australia has guaranteed the obligations of FOT under these agreements.

Logistics and Energy Services

Earnings from the Logistics and Energy Services Business Group for 2002, which amounted to 21.1% of consolidated earnings of the Corporation, increased by $12.9 million to $64.4 million. The increase was largely due to improved storage operations and lower interest costs in ATCO Midstream.

Revenues in 2002 increased by $17.9 million to $933.7 million. The increase was largely due to higher volumes of natural gas purchased by ATCO Midstream for ATCO Gas and higher storage revenues for ATCO Midstream, partially offset by lower prices for natural gas purchased for ATCO Midstream's and ATCO Pipelines' customers and lower revenues from ATCO Frontec projects, primarily reflecting the terms for a new North Warning System contract which was signed in December 2001 and changes in the contractual arrangements between ATCO Frontec and its North Warning System contract joint venture partner.

Operating expenses for 2002, net of intersegment expenses, decreased by $11.3 million. This decrease was primarily due to the impact of the changes associated with ATCO Frontec's new North Warning System contract, partially offset by higher shrinkage gas costs in ATCO Midstream.

Technologies and Other Businesses

Earnings from technologies and other businesses for 2002, which amounted to 3.6% of consolidated earnings of the Corporation, increased by $2.2 million to $11.1 million. The increase was largely due to improved operating efficiencies and increased business activity.

ATCO I-Tek Business Services Ltd. has entered into a 10 year contract with Direct Energy Marketing Limited ("Direct Energy") to provide billing and customer care services to nearly one million Alberta customers. Commencement of the contract is conditional upon the closing of the sale of ATCO Gas' and ATCO Electric's retail operations to Direct Energy (see "Business Risks – Regulated Operations – Sale of Retail Operations").

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary CU Inc.

In July 2002, the AEUB issued decisions regarding affiliate transactions within the ATCO Group and the Corporation's application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliate companies. The effect of these decisions was to reduce earnings attributable to Class A and Class B shares by $11.1 million, of which $8.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.

In August 2002, the Government of Alberta announced further changes to utility legislation in order to improve the environment for retail competition in the Province. The Government announced it intends to introduce a new Electric Utilities Act and revise the Gas Utilities Act and Regulations in the spring of 2003. These changes are designed to bring customer choice for both gas and electricity into closer alignment, as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities.

In September 2002, the AEUB established a process to consider the use of a generic cost of capital methodology for electric and natural gas utilities in Alberta. The first phase of this process is to explore the feasibility and appropriateness of applying a standardized approach for all major gas pipeline and major gas and electric utilities under the jurisdiction of the AEUB. The AEUB has received submissions from interested parties but has not established any further schedule for this process.

ATCO Electric

In December 2000, the Province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and permitting ATCO Electric to sell these deferred costs and related rights. On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. Generally accepted accounting principles require that this transaction be accounted for as a financing arrangement rather than a sale. Accordingly, the cash received results in the recording of a deferred electricity cost obligation rather than a reduction of deferred electricity costs. The obligation bears interest at 3.3975%, which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers. ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs. At December 31, 2002, $51.0 million of the obligation remained outstanding.

In April 2002, the AEUB issued a decision which determined that the electric generation pricing offer strategy utilized by ATCO Electric in 2000 resulted in higher costs to customers than necessary. The decision resulted in a $4.2 million refund to customers. As the decision related to power generation operations, it has been recognized in the Power Generation Business Group, with $3.5 million included in the 2001 results and the balance in 2002.

In August 2002, ATCO Electric filed a general tariff application with the AEUB for the 2003, 2004 and 2005 test years. In a decision dated December 11, 2002, the AEUB approved interim refundable rates effective January 1, 2003.

In December 2002, the AEUB approved an application requesting the implementation on January 1, 2003, of a monthly method of calculating electricity prices for regulated rate option customers. The new methodology is intended to provide greater price transparency for customers and to prevent large collection shortfalls or surpluses that would require subsequent adjustment by the AEUB. In addition, as a result of this decision, ATCO Electric anticipates that in the future its deferred account balance will be reduced as customer rates will be adjusted monthly to refund or collect variances in purchased power costs.

ATCO Gas

In October 2001, the AEUB approved the implementation on April 1, 2002, of a monthly method of adjusting customer rates to recover the cost of natural gas purchased for customers of ATCO Gas. The new methodology is intended to provide greater price transparency for customers. In addition, as a result of this decision, ATCO Gas anticipates that in the future its deferred account balance will be reduced as customer rates will be adjusted monthly to refund or collect variances in natural gas supply costs.

In August 2002, ATCO Gas filed a general rate application for the 2003 and 2004 test years. In December 2002, the AEUB issued a decision approving rates on an interim refundable basis effective January 1, 2003.

In December 2002, the AEUB issued a decision approving the sale of ATCO Gas' Beaverhill Lake and Fort Saskatchewan natural gas producing properties. The properties, located east of Edmonton, were sold to NCE Petrofund on January 1, 2003 for $31.5 million. In the decision, the AEUB also approved a settlement to refund $23 million of the sale proceeds to ATCO Gas' North division customers. The balance of the proceeds will be used to recover ATCO Gas' book value investment in the assets and costs of disposition. The sale has no impact on earnings. ATCO Gas has filed an application with the AEUB seeking approval for the methodology of distributing the proceeds of the settlement. In the same decision, the AEUB also approved final distribution service rates for ATCO Gas' North division for the year 2002, established in a negotiated settlement, which will result in a refund to customers of approximately $2.5 million in 2003.

In September 2002, the AEUB issued a decision with respect to the distribution of $6.4 million of proceeds associated with the Westlock et al and Lloydminster production assets sold by ATCO Gas in 2001. ATCO Gas has withdrawn the application for leave to appeal filed in respect of the level of proceeds allocated to customers.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million and subsequently issued a decision allocating $4.1 million of the proceeds to customers. A leave to appeal this decision was granted on July 12, 2002. The appeal was heard on December 6, 2002, with the Court's decision reserved.

ATCO Pipelines

In July 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines. The AEUB found, among other things, that the proposed facilities were not needed and were not the least cost alternative.

On February 14, 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, preferred shares and common equity. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

Cash flow from operations decreased by $2.0 million to $500.3 million in 2002. This decrease was principally due to lower earnings in the Power Generation Business Group and a refund of $20.6 million to customers of amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking property, partially offset by higher earnings in the Logistics and Energy Services Business Group, the impact of colder temperatures in ATCO Gas, lower income tax rates and lower interest expense.

Investing decreased by $98.4 million to $419.3 million in 2002. Capital expenditures decreased by $165.5 million to $569.8 million in 2002. This decrease was primarily due to lower investment in power generation, regulated natural gas transmission and unregulated natural gas gathering and processing projects, partially offset by increased investment in regulated natural gas and water distribution projects.

To finance 2002 operations, the Corporation issued $300.0 million of long term debt, including $150.0 million of 6.145% Debentures due November 22, 2017 for ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water, and $50.0 million of 4.801% Debentures due November 22, 2007 for Alberta Power (2000). In addition, $100.0 million of 6.14% Debentures due November 22, 2012, and $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W were issued for general corporate purposes. During 2002, the Corporation issued $173.0 million of non-recourse long term project debt, including $110.6 million for the Brighton Beach project. The Corporation also issued $81.0 million of the deferred electricity cost obligation. The deferred electricity cost obligation was reduced by $30.0 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period August 14, 2002 to December 31, 2002.

During 2002, the Corporation redeemed: $241.9 million of long term debt; consisting of $125.0 million of 12.00% Debentures 1987 Series, $68.0 million of 5.42% Debentures and $48.9 million of other debt. In addition, the Corporation redeemed $43.7 million of non-recourse long term project debt and $4.6 million of notes payable. Total debt redeemed had interest rates ranging from 2.18% to 12.00%.

The Corporation's cash position (defined as cash and short term investments less current bank indebtedness) increased by $191.0 million to $433.9 million in 2002. This increase was primarily due to the issue of $100 million of 6.14% Debentures due November 22, 2012 and $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W.

At December 31, 2002, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	**Used**	**Available**
		($ Millions)	
Long term committed	350.0	56.2	293.8
Short term committed	627.7	52.9	574.8
Uncommitted	225.0	10.1	214.9
Total	1,202.7	119.2	1,083.5

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $247.6 million at December 31, 2002 are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class A shares. The offer will expire on May 19, 2003. To date, no shares have been purchased.

It is the policy of the Corporation to pay dividends quarterly on its Class A and Class B shares. In 2002, the Corporation increased the dividends on Class A and Class B shares by $0.08 per share, the same increase as in 2001. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2003, the quarterly dividend payment has been increased by $0.02 to $0.51 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

The current ratings on the Corporation's and CU Inc.'s securities are as follows:

	DBRS	S&P
Canadian Utilities Limited:		
Debentures	A	A
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares:		
-Obligations of CU Inc. (3)	Pfd-2 (high)	P-1(low)
-Obligations of CU	Pfd-2	P-1(low)
CU Inc.:		
Debentures	A (high)	A+
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares	Pfd-2 (high)	Not rated

Notes:

(1) Dominion Bond Rating Service Limited ("DBRS") maintains a stable trend on the above securities.

(2) Standard and Poor's ("S&P") has announced that it has placed several Canadian utility companies (including Canadian Utilities Limited and CU Inc.) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate.

(3) Refers to the Cumulative Redeemable Second Preferred Shares Series Q, R and S and the Perpetual Cumulative Second Preferred Shares Series U and V which were issued by Canadian Utilities Limited prior to the creation of CU Inc. on March 12, 1999.

BUSINESS RISKS

During 2002, the Government of Canada ratified the Kyoto Protocol. The Corporation is unable to determine what impact, if any, the ratification will have on its operations as the implementation plan has not yet been released by the Government. It is anticipated that the Corporation's power purchase arrangements ("PPAs") relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates which permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Sale of Retail Operations

On December 10, 2002, the Corporation announced that Direct Energy has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration will be based on the number of customers at closing and is estimated to be $128.5 million, of which $54.4 million will be payable on closing, $39.5 million will be payable one year after closing and the balance will be payable two years after closing. Closing is anticipated to occur in mid-2003.

Assuming the sale closes as anticipated, ATCO Gas and ATCO Electric will no longer be involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return. The sale does not include any of the distribution and transmission facilities used to deliver natural gas and electricity to customers.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000) which were regulated by the AEUB until December 31, 2000, but which are now governed by legislatively mandated PPAs approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPAs. Under the PPAs, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPAs were based.

Under the terms of various PPAs, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas

penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPAs, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to income on a straight-line basis over the remaining term of the PPAs. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2002, the Corporation had recorded $45.0 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River plant in its production of electricity is now at an all time low. If the water level continues to fall, production from this plant could be curtailed in 2003. Should production be curtailed at the plant, the Corporation expects to make a claim under the force majeure provisions contained in the plant PPA.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power

ATCO Power's generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking plants with underlying transmission support agreements. In 2002, sales from

approximately 69% of ATCO Power's generating capacity were subject to long term agreements, while the remaining 31% consisted primarily of sales to the Alberta Power Pool. In 2003, the portion of generating capacity subject to long term agreements is expected to be approximately 65% while the remaining 35% is expected to consist primarily of sales of electricity to the Alberta Power Pool. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the Alberta Power Pool are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

Electricity pool prices and gas prices can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2003.



Pool Price and Gas Price
Pool Price ($/MegaWatt hour)
$300
$250
$200
$150
$100
$50
$0
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Jan-00 Feb-00 Mar-00 Apr-00 May-00 Jun-00 Jul-00 Aug-00 Sep-00 Oct-00 Nov-00 Dec-00 Jan-01 Feb-01 Mar-01 Apr-01 May-01 Jun-01 Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02 Apr-02 May-02 Jun-02 Jul-02 Aug-02 Sep-02 Oct-02 Nov-02 Dec-02 Jan-03 Feb-03
Month
Pool Price
Gas Price

Changes in electricity pool prices and gas prices may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity which is not subject to long term commitments.

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to

ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees cover the following items:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2002, the maximum value of the obligations under these guarantees is anticipated to be:

Project	Amount
	($ Millions)
Scotford project financing	4.5
Brighton Beach project financing	49.1

b) Completion of construction – Represents completion guarantees associated with project financing whereby non-completion of a project by a certain date will require the repurchase of all or a portion of the project debt. At December 31, 2002, the maximum value of the obligations under these guarantees is:

Project	Amount	Expiry Date
	($ Millions)	
ATCO Power Alberta Limited Partnership ("APALP") project financing: Oldman River project	16.8	May 31, 2003
Brighton Beach project financing	161.2	September 30, 2006

c) Project cash flows – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 24 megawatts for the Scotford project and 48 megawatts for the Muskeg River project. These guarantees will become effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2002, no amounts were payable as the Scotford and Muskeg River projects had not yet reached commercial operation.

d) Reserve amounts - Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2002, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
	($ Millions)	
APALP project financing	NIL (1)	6.6
Joffre project financing	NIL (2)	4.0

Notes:

(1) No major maintenance reserve required for this financing.

(2) Reserve requirements of $0.3 million met with project cash flows.

e) Prepaid operating and maintenance fee - Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.2 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2002, the maximum value of the guarantee is $34.8 million.

f) Purchase project assets – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2002, no such events had occurred.

ATCO Power (80%) and ATCO Resources Ltd. (20%), a wholly-owned subsidiary of Canadian Utilities Limited's parent corporation ATCO Ltd., have a joint venture in the

above projects. The foregoing guaranteed amounts represent ATCO Power's 80% interest. Canadian Utilities Limited has also guaranteed similar obligations in respect of ATCO Resources' 20% interest. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

February 26, 2003

CANADIAN UTILITIES LIMITED

Exhibit to Consolidated Financial Statements
For the Twelve Months Ended December 31, 2002

(unaudited)

Earnings Coverage

The earnings coverage ratio for the twelve months ended December 31, 2002 was 3.37 times.



CANADIAN UTILITIES LIMITED
An ***ATCO*** Company

2002 ANNUAL INFORMATION FORM

February 26, 2003

TABLE OF CONTENTS

DOCUMENT INCORPORATED BY REFERENCE

The Corporation's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002 is incorporated by reference into and forms an integral part of this Annual Information Form.

DEFINITIONS OF CERTAIN TERMS

Certain terms used in this Annual Information Form are defined below:

"AEUB" means the Alberta Energy and Utilities Board;

"AGP" means ATCO Gas and Pipelines Ltd.;

"Alberta Power (2000)" means Alberta Power (2000) Ltd.;

"ASHCOR Technologies" means ASHCOR Technologies Ltd.;

"ATCO Electric" means ATCO Electric Ltd.;

"ATCO Frontec" means ATCO Frontec Corp. together with its subsidiaries;

"ATCO Gas" means the natural gas distribution division of AGP;

"ATCO I-Tek" means the ATCO I-Tek division of the Corporation;

"ATCO I-Tek Business Services" means ATCO I-Tek Business Services Ltd.;

"ATCO Midstream" means ATCO Midstream Ltd.;

"ATCO Pipelines" means the natural gas transmission division of AGP;

"ATCO Power" means ATCO Power Ltd. together with its subsidiaries;

"ATCO Resources" means ATCO Resources Ltd., a wholly owned subsidiary of ATCO Ltd.;

"ATCO Utility Services" means ATCO Utility Services Ltd.;

"BPL" means Barking Power Limited;

"Class A shares" means the Class A non-voting shares of the Corporation;

"Class B shares" means the Class B common shares of the Corporation;

"Corporation" means Canadian Utilities Limited and, unless the context otherwise requires, includes its subsidiaries;

"CU" means Canadian Utilities Limited;

"CU Water" means CU Water Limited;

"EEEP" means the Edmonton Ethane Extraction Plant;

"EUA" means the Electric Utilities Act (Alberta);

"Genics" means Genics Inc.;

"km" means kilometre;

"Mmcf" means one million cubic feet and **"Bcf"** means one billion cubic feet;

"negotiated settlement" means an agreement related to a revenue requirement and/or customer rates for a specific period of time resulting from direct negotiations between a utility and its customers. A negotiated settlement avoids the need for a general rate application for the duration of the agreement. All negotiated settlements must be approved by the AEUB;

"NLD" means Northland Utilities (NWT) Limited;

"NUL" means Northwestern Utilities Limited;

"**NUY**" means Northland Utilities (Yellowknife) Limited;

"**petajoule**" means a unit of energy equal to approximately 948.2 billion British thermal units, "**terajoule**" means a unit of energy equal to approximately 948.2 million British thermal units and "**gigajoule**" means a unit of energy equal to approximately 948.2 thousand British thermal units;

"**PPAs**" mean power purchase arrangements that became effective on January 1, 2001, as part of the process of restructuring the electric utility business in Alberta. The PPAs are legislatively mandated and approved by the AEUB;

"**REA**" means Rural Electrification Association. REAs are constituted under the Rural Utilities Act (Alberta) by groups of persons carrying on farming operations. Each REA purchases electric power for distribution to its members through a distribution system owned by that REA;

"**Thames Power**" means Thames Power Limited;

"**YECL**" means The Yukon Electrical Company Limited.

CANADIAN UTILITIES LIMITED

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927 and was continued under the Canada Business Corporations Act on August 15, 1979. The common share capital of the Corporation was reorganized on September 10, 1982.

The following chart includes the names of the operating subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their voting shares beneficially owned or over which control or direction is exercised by the Corporation.



Canadian Limited Utilities (Canada)
100% CU Inc. (Canada)
100% ATCO Power Ltd. (Canada)
100% ATCO Midstream Ltd. (Canada)
100% ATCO I-TEK Business Services Ltd. (Canada)
100% ATCO Gas and Pipelines Ltd. (Alberta)
100% Alberta Power (2000) Ltd. (Canada)
100% CU Water Limited (Canada)
100% ATCO Electric Ltd. (Canada)
100% The Yukon Electrical Company Limited (Yukon Territory)
100% Norven Holdings Inc. (Canada)
76% Northland Utilities Enterprises Ltd. (Canada)
100% Northland Utilities (Yellowknife) Limited (Canada)
100% Northland Utilities (NWT) Limited (Northwest Territories)
100% ATCO Power Canada Ltd. (Canada)
100% ATCO Power Generation Ltd. (England)
50% Thames Power Limited (England)
51% Barking Power Limited (England)
100% ATCO Power Australia Pty Ltd (Australia)
100% ATCO Frontec Corp. (Alberta)
100% ATCO Travel Ltd. (Canada)
100% ASHCOR Technologies Ltd. (Canada)
50% Genics Inc. (Alberta)
100% ATCO Utility Services Ltd. (Canada)

Notes:

(1) At December 31, 2002, all of the non-voting shares of each of the above corporations were directly or indirectly owned by the Corporation.

CONSOLIDATED THREE YEAR FINANCIAL SUMMARY

	2002	2001	2000
	($ in millions except per share data)		
Revenues	2,975.9	3,513.6	2,924.5
Earnings attributable to Class A and Class B shares (1)	305.0	237.1	227.4
Earnings per Class A and Class B share (1)	4.81	3.74	3.59
Fully diluted earnings per Class A and Class B share (1)	4.79	3.72	3.58
Total assets	5,934.4	5,404.0	5,403.9
Long term debt and redeemable preferred shares (2)	3,224.5	2,866.2	2,562.0
Class A and Class B shareholders' equity	1,830.1	1,643.8	1,526.5
Cash dividends declared per share:			
Series Second Preferred Shares:			
Series O (3)	1.26	1.14	1.14
Series Q	1.48	1.48	1.48
Series R	1.33	1.33	1.33
Series S	1.65	1.65	1.65
Series T (4)	1.26	1.16	1.16
Series U (4)	1.26	1.16	1.16
Series V (5)	1.17	1.17	1.17
Series W (6)	0.12	-	-
Class A and Class B shares	1.96	1.88	1.80

Notes:
(1) There were no discontinued operations or extraordinary items during these periods.
(2) Given the appropriate market conditions, the redemption provisions, where applicable, can be expected to be exercised.
(3) The dividend was reset to $1.26 (5.05%) for the period between December 1, 2001 and December 1, 2006.
(4) The dividend was reset to $1.26 (5.05%) for the period between December 2, 2001 and December 2, 2006.
(5) The dividend was reset to $1.31 (5.25%) for the period between October 3, 2002 and October 3, 2007.
(6) Issued December 3, 2002.

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in regulated natural gas and electric energy operations, primarily in Alberta, and in related non-regulated operations. Regulated operations are conducted by ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water. Also included in regulated operations are the generating plants of Alberta Power (2000) which were regulated by the AEUB until December 31, 2000, but which are now governed by legislatively mandated PPAs approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

The Corporation has four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business

Group is accounted for as Technologies and Other Businesses. Corporate results, which include administrative expenses, earnings from corporate investments and financing charges, are accounted for as Corporate.

The Utilities Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric, YECL, NUY and NLD, the regulated transmission and distribution of water by CU Water and the non-regulated engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and the regulated supply of electricity by Alberta Power (2000).

The Logistics and Energy Services Business Group includes the regulated transmission of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.

The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by ATCO I-Tek, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, and the sale of travel services to both business and consumer sectors by ATCO Travel. The Corporation also owns commercial real estate in Fort McMurray, Alberta.

Utilities

Natural Gas Operations

ATCO Gas is primarily engaged in the business of distributing natural gas throughout Alberta and in the Lloydminster area of Saskatchewan. In addition, ATCO Gas stores and purchases natural gas. Although ATCO Gas is the major natural gas distributor in Alberta, certain areas are served by other natural gas utilities.

ATCO Gas' principal markets for the sale of natural gas are in the communities of Edmonton, Calgary, Airdrie, Camrose, Fort McMurray, Grande Prairie, Lethbridge, Lloydminster, Red Deer, St. Albert and Sherwood Park, which have a combined population of approximately 1,957,000. Also served are 280 smaller communities as well as rural areas having a combined population of approximately 533,000, located on or in the vicinity of ATCO Pipelines' transmission systems or the natural gas transmission pipelines of other companies. ATCO Gas serves approximately 862,000 customers with natural gas, of whom approximately 75% are located in the 11 communities named above.

The number of customers served by ATCO Gas as at the end of each of the last two years was as follows:

	2002			2001		
	Sales Customers	Transportation Customers	Total	Sales Customers	Transportation Customers	Total
Residential	751,373	37,792	789,165	728,982	32,416	761,398
Commercial	72,052	353	72,405	74,933	277	75,210
Industrial	250	102	352	259	96	355
Other	1	-	1	8	-	8
Affiliates	44	-	44	32	-	32
Total	823,720	38,247	861,967	804,214	32,789	837,003

ATCO Gas owns and operates approximately 33,700 km of distribution mains. In addition, ATCO Gas owns modern service and maintenance facilities in major centres.

Sales and earnings of ATCO Gas are affected by temperature and consequently winter weather can have a significant impact. Usually, more than 50% of the earnings of ATCO Gas are generated during the months of January, February, November and December.

The amounts of natural gas sold and distributed by ATCO Gas for each of the last two years were as follows:

	2002			2001		
	Sales Customers	Transportation Customers	Total	Sales Customers	Transportation Customers	Total
			(petajoules)			
Residential	99.5	10.6	110.1	92.9	5.8	98.7
Commercial	92.4	9.8	102.2	86.5	6.1	92.6
Industrial	4.2	10.8	15.0	5.1	9.8	14.9
Other	4.4	-	4.4	2.6	-	2.6
Affiliates	0.2	-	0.2	0.1	-	0.1
Total	200.7	31.2	231.9	187.2	21.7	208.9

Natural Gas Supply

ATCO Gas purchases the major portion (approximately 80%) of its supplies of natural gas under contracts with terms of less than one year. The prices for these purchases are determined through a tender/bid process or a negotiation process and are generally referenced to indices related to other Alberta natural gas purchase contracts.

Additional natural gas requirements are provided under longer term contracts. The prices for these purchases are based on price indices related to prices paid under other third party natural gas purchase contracts in Alberta. As ATCO Gas' long term natural gas purchase contracts expire, ATCO Gas replaces them with contracts for one year or less. These shorter term contracts provide the flexibility needed to ensure that customers who choose to purchase their

natural gas from other suppliers can be accommodated while still maintaining the supply security stipulated by legislation.

ATCO Gas also owns natural gas field storage facilities at Carbon, Alberta.

In the opinion of the management of ATCO Gas, the foregoing arrangements provide sufficient supplies of natural gas to meet the requirements of sales customers.

CU Water

CU Water is engaged in the transmission and distribution of water. CU Water owns and operates a distribution system to supply water to rural customers and small towns east of Edmonton. At the end of 2002, approximately 795 customers were being served directly by CU Water and, in addition, bulk water sales were being made to the town of Tofield and to approximately 212 commercial water haulers. The operations of CU Water are subject to regulation by the AEUB.

Electric Operations

ATCO Electric is engaged in the business of distributing and transmitting electric energy to 245 communities as well as rural areas in east-central and northern Alberta. Included are the communities of Drumheller, Lloydminster, Grande Prairie and Fort McMurray as well as the oil sands areas near Fort McMurray and the heavy oil areas near Cold Lake and Peace River. Electric utility service is also provided to one community in British Columbia and to two communities in Saskatchewan. YECL serves 19 communities in the Yukon Territory, including the capital city of Whitehorse, and NUY and NLD serve nine communities in the Northwest Territories, including the capital city of Yellowknife.

Electricity distributed to the various classes of customers for each of the last two years was as follows:

	2002		2001	
	millions of kilowatt hours	%	millions of kilowatt hours	%
Industrial	7,143	70	7,004	69
Commercial	1,655	16	1,706	17
Residential	963	9	921	9
Rural, REAs and other	463	5	477	5
Total	10,224	100	10,108	100

The aggregate population of the areas provided with electric utility service by ATCO Electric, YECL, NUY and NLD is approximately 438,000 and service is provided to approximately 198,000 customers. ATCO Electric has been assigned approximately 65% of the designated service area within Alberta which contains approximately 18% of the existing provincial electrical load and 12% of the existing population.

The number of customers served by ATCO Electric, YECL, NUY and NLD as at the end of each of the last two years was as follows:

	2002		2001	
	Number	%	Number	%
Industrial	10,623	5	9,405	5
Commercial	27,448	14	27,096	14
Residential	131,143	66	126,643	66
Rural, REAs and other	28,632	15	27,975	15
Total	197,846	100	191,119	100

ATCO Electric, YECL, NUY and NLD own and operate extensive electric transmission and distribution systems. The systems consist of approximately 8,900 km of main transmission lines and 58,200 km of distribution lines. In addition, ATCO Electric delivers power to and operates approximately 11,600 km of REA-owned distribution lines.

ATCO Electric, YECL, NUY and NLD own and operate 50 diesel, natural gas turbine and hydro generating plants having an aggregate nameplate capacity of 65 megawatts in Alberta and in the Yukon and Northwest Territories. The maximum peak load demand for these plants during the year ended December 31, 2002, was 34 megawatts.

Electricity Supply

ATCO Electric is required to supply energy to certain customers in one of three ways: through the regulated rate option, as the default supplier or as the supplier of last resort.

ATCO Electric is obligated to supply energy under the regulated rate option to the residential, farm and small commercial customers in its designated service area who do not choose an unregulated retailer. ATCO Electric is also the supplier of last resort for the regulated rate option eligible customers. ATCO Electric purchases electricity from marketers, generators and the Alberta Power Pool at fixed and spot prices to supply the regulated rate option customers, the costs for which are collected from customers at rates approved by the AEUB.

ATCO Electric is also obligated to assign a default supplier for its customers who are not eligible for the regulated rate option tariff and do not choose an unregulated retailer. ATCO Electric appointed itself as the default supplier and purchases electricity from the Alberta Power Pool at the spot price to supply the default supply customers, the costs for which are passed on to customers on a dollar for dollar basis.

ATCO Electric has appointed itself as the supplier of last resort for its customers who are not eligible for its regulated rate option and who do not have a retailer. The energy procurement price for these customers is the spot price of the Alberta Power Pool, the costs for which are passed on to customers on a dollar for dollar basis.

Sale of Retail Operations

On December 10, 2002, the Corporation announced that Direct Energy Marketing Limited ("Direct Energy") has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration will be based on the number of customers at closing and is estimated to be $128.5 million, of which $54.4 million will be payable on closing, $39.5 million will be payable one year after closing and the balance will be payable two years after closing. Closing is anticipated to occur in mid-2003.

Assuming the sale closes as anticipated, ATCO Gas and ATCO Electric will no longer be involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return. The sale does not include any of the distribution and transmission facilities used to deliver natural gas and electricity to customers.

In addition, ATCO I-Tek Business Services Ltd., which currently provides billing and customer care services to ATCO Gas and ATCO Electric, has entered into a contract to provide similar services to Direct Energy in the event the sale closes as anticipated (see "Technologies – ATCO I-Tek Business Services Ltd.").

Power Generation

Power generation operations are conducted by Alberta Power (2000) and ATCO Power.

Regulated

Alberta Power (2000) is engaged in the regulated supply of electricity in Alberta. Alberta Power (2000)'s assets are operated by ATCO Power pursuant to management agreements. The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPAs approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Substantially all of the electricity generated by Alberta Power (2000) is sold pursuant to PPAs with EPCOR Utilities Inc. (Battle River generating plant); Engage Energy, a wholly owned subsidiary of Westcoast Energy Inc. (Rainbow generating plant); and the Alberta Balancing Pool (Sheerness generating plant). Under the PPAs, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term

Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPAs are based.

The name plate capacity ratings of Alberta Power (2000)'s generating plants are listed below.

Plant	Type of Generating Plant	Name Plate Capacity Rating (megawatts)
Battle River	coal-fired steam turbine	679
Sheerness	coal-fired steam turbine	375 (1)
H.R. Milner	coal-fired steam turbine	150
Rainbow	natural gas turbine	90
Sturgeon	natural gas turbine	18
		1,312

Note:
(1) Alberta Power (2000)'s ownership of the 750 megawatt name plate capacity.

Albèrta Power (2000) manages the Sheerness generating plant under long term agreements with TransAlta Utilities Corporation for the equal sharing of ownership and cost of electric capacity.

Alberta Power (2000) owns or has committed under long term contracts sufficient coal supplies for the anticipated lives of its Battle River and Sheerness generating plants.

In 2001, Alberta Power (2000) and the Alberta Balancing Pool entered into an agreement which gave the Alberta Balancing Pool control of the H.R. Milner generating plant effective January 1, 2001 and the right to sell it until September 30, 2003, failing which the rights to control the generating plant revert to Alberta Power (2000). In return, Alberta Power (2000) was paid $63.5 million, the net book value of the station and the coal inventory. Alberta Power (2000) operates the plant on a cost of service basis on behalf of the Alberta Balancing Pool under a contract expiring September 30, 2003. Should the Alberta Balancing Pool be unable to sell the plant by September 30, 2003, Alberta Power (2000) will have the option, effective October 1, 2003, to either continue operating or decommissioning the plant. If the plant is decommissioned, the Alberta Balancing Pool is responsible for all decommissioning costs.

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River plant in its production of electricity is now at an all time low. If the water level continues to fall, production from this plant could be curtailed in 2003. Should production be curtailed at the plant, the Corporation expects to make a claim under the force majeure provisions contained in the plant PPA.

Non-Regulated

ATCO Power is engaged in the non-regulated supply of electricity and cogeneration steam in Canada, the United Kingdom and Australia. ATCO Power also manages Alberta Power (2000)'s

assets. ATCO Power continues to focus its development efforts on independent power production projects in Canada, Australia and the United Kingdom.

ATCO Power's non-regulated independent cogeneration plants and generating plants, with their respective commissioning dates and name plate capacity ratings, are shown below.

Location	Commissioning Date	Name Plate Capacity Rating (megawatts)	Ownership (%)	Net Ownership (megawatts)
Canada:				
Operating Units:				
McMahon, B.C.	1993	120	50.0%	60
Primrose, Alberta	1998	85	40.0%	34
Poplar Hill, Alberta	1998	43	80.0%	34
Rainbow Lake, Alberta	1999	89	40.0%	36
Joffre, Alberta	2000	480	32.0%	154
Valleyview, Alberta	2001	46	80.0%	37
Units Under Construction:				
Muskeg River, Alberta	2003	170	56.0%	95
Scotford, Alberta	2003	170	80.0%	136
Cory, Saskatchewan	2003	260	40.0%	104
Oldman River, Alberta	2003	32	80.0%	26
Brighton Beach, Ontario	2004	580	40.0%	232
United Kingdom:				
Operating Units:				
Barking, London	1995	1,000	25.5%	255
Heathrow Airport	1995	14	50.0%	7
Australia:				
Operating Units:				
Osborne, South Australia	1998	180	50.0%	90
Bulwer Island, Queensland	2001	33	50.0%	17
Total		3,302		1,317

Canada

ATCO Power has a 50% interest in a joint venture with Westcoast Power Inc. The joint venture owns and operates the 120 megawatt McMahon cogeneration plant at Taylor, British Columbia. All of the electricity generated is sold to British Columbia Hydro and Power Authority ("BC Hydro") pursuant to an electricity purchase agreement expiring in 2013. In addition to generating electricity, the plant sells steam to Westcoast Energy Inc.'s adjacent natural gas processing plant.

A joint venture, owned by ATCO Power, Canadian Natural Resources Limited ("CNRL") and ATCO Resources, operates an 85 megawatt cogeneration power plant (the "Primrose Steam Enhancement Plant") near Bonnyville, Alberta. The joint venture sells electricity and steam to CNRL for use in its heavy oil recovery process. Any excess electricity generated is sold to the

Alberta Power Pool or to specific customers. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and CNRL owns 50%.

ATCO Power operates a 43 megawatt natural gas-fired generating plant at Poplar Hill near Grande Prairie, Alberta. Revenues are derived from power sold to the Alberta Power Pool and from transmission deferral credits contracted with the Transmission Administrator. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power operates an 89 megawatt natural gas-fired generating plant at Rainbow Lake, Alberta which sells steam and electricity to Husky Energy Inc. ("Husky"). Surplus electricity is sold to the Alberta Power Pool. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and Husky owns 50%.

ATCO Power, EPCOR Power Development Corporation ("EPCOR") and NOVA Chemicals Corporation ("NOVA") are participants in a joint venture which operates a 480 megawatt natural gas-fired cogeneration plant near Joffre, Alberta. ATCO Power is the operator of the facility. NOVA purchases all of the steam and approximately 25% of the electricity produced for use in NOVA's Joffre petrochemical site under an energy purchase agreement expiring in 2020. The balance of the output is sold to the Alberta Power Pool or to specific customers. ATCO Power owns a 32% interest in the project, ATCO Resources owns 8%, EPCOR owns 40% and NOVA owns 20%.

ATCO Power operates a 46 megawatt natural gas-fired generating plant near Valleyview, Alberta. All of the electricity produced by the plant is sold to the Alberta Power Pool. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power and SaskPower International Inc. ("SPI") are participants in a joint venture which operates a 170 megawatt natural gas-fired cogeneration plant and related facilities at the Athabasca Oil Sands Project ("AOSP") Muskeg River mine near Fort McMurray, Alberta. Approximately one-half of the electricity and all of the steam produced by the plant are supplied to AOSP for use in its Muskeg River mine. The balance of the electricity generated is sold to the Alberta Power Pool or to specific customers. Construction of the plant has been completed and commercial operation commenced on January 1, 2003. ATCO Power owns a 56% interest in the project, ATCO Resources owns 14% and SPI owns 30%.

ATCO Power will operate a 170 megawatt natural gas-fired cogeneration plant at the AOSP upgrader at Scotford, Alberta. Approximately 80% of the electricity and all the thermal energy produced by the plant is supplied to AOSP for use in the upgrader and the balance of the electricity is sold to the Alberta Power Pool or to specific customers. Construction and commissioning of the project are complete, however final testing and full capacity operation will be delayed until the third quarter of 2003 pending supplier replacement of defective equipment under warranty. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power and SPI are participants in a joint venture which operates a 260 megawatt natural gas-fired cogeneration plant at Potash Corporation of Saskatchewan Inc.'s Cory Mine, located

near Saskatoon, Saskatchewan. ATCO Power is the operator of the facility. Saskatchewan Power Corporation ("SPC") purchases all of the electricity generated by the plant for 25 years. Construction of the plant has been completed and commercial operation commenced on January 15, 2003. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and SPI owns 50%.

ATCO Power is constructing and will operate a 32 megawatt hydroelectric generating plant at the Oldman River dam near Pincher Creek, Alberta. All of the electricity produced by the plant will be sold to the Alberta Power Pool. The project is scheduled for commercial operation in May 2003. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%. The Piikani Nation of Brocket, Alberta has an option to purchase a 25% ownership interest in the project.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") is constructing and will operate the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Coral Energy Canada Inc. has agreed to supply and pay for the natural gas to be used at the plant and will own, market and trade all the electricity produced. Construction is progressing with commercial operation scheduled for early 2004. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and OPG owns 50%.

United Kingdom

ATCO Power and Balfour Beatty plc (formerly BICC plc), a United Kingdom construction group, each own a 50% equity interest in Thames Power, a London, England based company. Thames Power has a 51% interest in BPL which owns a 1,000 megawatt natural gas-fired combined cycle generating plant at Dagenham in London, England (the "Barking power plant"). London Power Company plc, Scottish and Southern Energy Limited and TXU Europe Power Limited (the "Regional Electricity Companies") own the remaining 49% interest in BPL. The Regional Electricity Companies have entered into long term agreements expiring in 2010 to purchase all of the electricity produced at the plant. The Barking power plant is operated by ATCO Power.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"), which had a long term offtake agreement for 27.5% of the power produced by the Barking power plant. An administration order is similar to a Chapter 11 bankruptcy filing in the United States. BPL has filed a claim with the Administrator and is working with the Administrator and Creditors' committees on liquidation of TXU Europe and settlement of claims. The Barking power plant will continue to supply 725 megawatts of power under long term contracts. It is anticipated that the 275 megawatts of power previously supplied to TXU Europe will be sold under short term bilateral agreements.

ATCO Power has a 50% interest in a joint venture with a subsidiary of London Electricity plc. The joint venture owns and operates a facility consisting of a 14 megawatt natural gas turbine, 40 megawatts of boiler capacity and an associated heat distribution system at London's Heathrow Airport. The joint venture has a 15 year energy services contract, expiring in 2010, with BAA

plc, owner of the Heathrow Airport, for all of the electric energy and hot water produced by the facility.

Australia

ATCO Power has a 50% interest in a joint venture with Origin Energy Limited ("Origin"). The joint venture owns and operates a 180 megawatt cogeneration plant in Osborne, South Australia. This joint venture supplies electricity to Flinders Osborne Trading Pty Ltd ("FOT") under a 20 year electricity purchase agreement expiring in 2018. In addition to generating electricity, the plant provides steam under a 20 year agreement, expiring in 2018, to Penrice Soda Products Pty Ltd.

In December 2002, the joint venture was advised that FOT's parent corporation would no longer provide financial support to FOT. FOT continues to meet its obligations under its agreements with the joint venture. The government of South Australia has guaranteed the obligations of FOT under these agreements.

ATCO Power has a 50% interest in a consortium with Origin. The consortium owns and operates a 33 megawatt natural gas-fired cogeneration plant and other utility infrastructure at BP Amoco plc's ("BP") Bulwer Island refinery, near Brisbane, Queensland. All of the power and steam produced by the plant is sold to BP under a 20 year agreement expiring in 2021.

Logistics and Energy Services

Regulated Natural Gas Transmission

ATCO Pipelines is engaged in the business of transmitting natural gas throughout Alberta.

ATCO Pipelines owns and operates extensive natural gas transmission systems. The systems consist of approximately 8,300 km of pipelines, 21 compressor sites and a salt cavern peaking facility. The systems have 194 producer receipt points, 77 interconnections with TransCanada Pipelines Limited, two interconnections with Alliance Pipeline and one interconnection with Many Islands Pipelines.

ATCO Pipelines' revenues are based primarily on contractual arrangements for access to its transmission systems. Contract demand for access for each of the last two years was as follows:

	2002	2001
	(terajoules/day)	
Producer	1,446	1,377
Industrial	1,131	1,174
Distribution	39	22
Affiliates	2,257	2,303
Total	4,873	4,876

In addition, ATCO Pipelines provides sales service to certain customers. ATCO Pipelines obtains natural gas for these customers from ATCO Gas.

Non-Regulated Natural Gas Gathering, Processing and Storage Operations

ATCO Midstream owns and operates non-regulated gathering and processing facilities in Alberta. ATCO Midstream also provides management services for ATCO Gas' storage field at Carbon, Alberta and natural gas procurement services for ATCO Gas and other subsidiaries of the Corporation.

ATCO Midstream owns a 51.3% interest in EEEP. Located in south Edmonton, EEEP is a natural gas processing plant which extracts ethane and other natural gas liquids from natural gas flowing into the Edmonton market area. Ethane is sold to an Alberta ethylene producer and other natural gas liquids are sold into the Sarnia, Ontario market, in each case under a long term contract that expires in 2004.

ATCO Midstream owns or has a joint venture interest in 14 natural gas processing plants, 10 of which it operates, three compression facilities, all of which it operates, and approximately 940 km of field gathering lines. Natural gas production from the producing properties connected to ATCO Midstream's natural gas gathering systems is processed by ATCO Midstream and either transported for a fee or purchased and sold under contracts with third parties.

ATCO Midstream has agreements for natural gas storage capacity with various facilities in Alberta. ATCO Midstream utilizes this capacity to provide storage services to third parties.

Technical Facilities Management

ATCO Frontec, through its own operations and through a number of joint ventures, provides project management and technical services for customers in the industrial, defence, telecommunications and transportation sectors. Activities include the operation and maintenance of the Alaska Radar System, the Solid State Phased Array Radar System and various remote sites for Northwestel Inc. in northern Canada. ATCO Frontec provides secure satellite communications, utilities, transportation, vehicle maintenance, fuel, facilities and grounds maintenance, fire safety, billeting, catering, supply and environmental protection for five peacekeeping installations in Bosnia-Herzegovina under an agreement which expires in September 2003. ATCO Frontec also provides airport operation and maintenance, security, facilities management, bulk fuel storage and distribution and a wide variety of services and business activities in various locations throughout Canada.

ATCO Frontec and Pan Arctic Inuit Logistics Corporation ("Pan Arctic") have a contract with the Government of Canada to operate and maintain the North Warning System until September 30, 2006. Nasittuq Corporation, a corporation jointly owned by ATCO Frontec and Pan Arctic, operates as agent for the purposes of the contract.

Technologies

ATCO I-Tek

The ATCO I-Tek division of CU is engaged in the development, operation and support of information systems and technologies.

ATCO I-Tek Business Services Ltd.

ATCO I-Tek Business Services Ltd. provides billing services, payment processing, credit, collection and call centre services. ATCO I-Tek Business Services Ltd. provides contract utility billing and related services to the City of Red Deer pursuant to a five year contract expiring on December 31, 2003. Utility billing and related services are supplied to ATCO Gas and ATCO Electric pursuant to five year contracts expiring on January 1, 2004.

On December 12, 2002, ATCO I-Tek Business Services Ltd. announced that it had entered into a 10 year contract with Direct Energy to provide billing and customer care services to nearly one million Alberta customers. Commencement of the contract is conditional upon the closing of the sale of ATCO Gas' and ATCO Electric's retail operations to Direct Energy (see "Business of the Corporation – Utilities – Sale of Retail Operations").

ASHCOR Technologies Ltd.

ASHCOR Technologies Ltd. is engaged in the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants.

ATCO Travel Ltd.

ATCO Travel Ltd. is engaged in the provision of travel services to corporate clients, the general public and the Corporation. ATCO Travel Ltd. is one of the largest independent travel agencies in western Canada.

Genics Inc.

The Corporation owns a 50% interest in the shares of Genics Inc., a manufacturer of wood preservation products.

FRANCHISES

AGP, ATCO Electric, YECL, NUY and NLD distribute natural gas and electricity in incorporated communities under the authority of franchises or by-laws and in rural areas under approvals, permits or orders issued pursuant to applicable statutes.

In Edmonton, distribution of natural gas is carried on under the authority of an exclusive franchise. AGP has entered into an agreement with the City of Edmonton for a 10 year renewal

of the franchise to November 15, 2005. The franchise renewal is subject to the right of the City of Edmonton, at the end of the renewal period, to purchase all of AGP's assets within the city and its assets outside the city used in supplying natural gas to the city. The purchase price would be the amount of the actual value thereof as a going concern plus 10% of such value. Although the franchise agreement gives the City certain rights of purchase, since 1935 the City has granted renewals for 10 year periods.

In Calgary, distribution of natural gas is carried on under the authority of a municipal by-law. The rights of AGP under this by-law, while not exclusive, are unrestricted as to time. The by-law does not confer any right on the City of Calgary to acquire the facilities used in providing the service.

The franchises under which service is provided in other incorporated communities in Alberta and in the Northwest Territories have been granted for periods of up to 20 years. These franchises are exclusive to AGP, ATCO Electric, NUY or NLD and are renewable by agreement for further periods not exceeding 20 years each in the case of AGP and 10 years in the case of ATCO Electric, NUY and NLD. If any franchise is not renewed, it remains in effect until such time as either party, with the approval of the prevailing regulatory authority, terminates it on six months written notice. Upon termination of a franchise the municipality may purchase the facilities used in connection with that franchise at a price to be agreed upon or, failing agreement, to be fixed by the prevailing regulatory authority. The franchise under which service is provided in the Yukon was granted under the Public Utilities Act (Yukon Territory) and has no set expiry date.

GOVERNMENT REGULATION

Under Alberta Legislation, owners of public, electric or gas utilities are required to obtain AEUB approval prior to issuing securities. CU and CU Inc. are considered to be owners, but have obtained from the AEUB orders which exempt them from this requirement.

The utility operations of the Corporation in Alberta (ATCO Gas, ATCO Electric, ATCO Pipelines and CU Water) are subject to the jurisdiction of the AEUB which, among other things, is vested with broad general powers of supervision with respect to the construction and operation of electric energy and natural gas facilities within the Province and broad powers of regulation in respect of rates charged for electric energy, natural gas and water.

The AEUB approves customer rates based on anticipated energy sales as well as the revenue required to recover estimated costs of service, including a fair return on rate base, estimated operating expenses, depreciation and taxes, all in respect of a future test period. Energy sales are based on a forecast of economic and business conditions and, in the case of natural gas utility operations, normal temperature which is defined as the average temperature for the previous 20 years.

Rate base consists of the depreciated cost of utility assets and an allowance for working capital. Return on rate base is designed to meet the cost of interest on long term debt and dividends on preferred shares and to provide the common shareholders with a reasonable opportunity to earn a

fair return on their investment. The determination of a fair return to the common shareholders involves an assessment by the AEUB of many factors, including returns on alternative investment opportunities of comparable risk and the level of return which will enable a utility to attract the necessary capital to fund its operations.

The EUA and the Gas Utilities Act grant the AEUB specific authority to approve customer rates that provide incentives for efficiencies that result in cost savings or other benefits that can be shared in an equitable manner between a utility and its customers. Final determination of such customer rates requires the approval of the AEUB.

The regulated operations of the Corporation in the Yukon Territory (YECL) and the Northwest Territories (NUY and NLD) are subject to regulation similar to that in effect in Alberta by regulatory authorities in those jurisdictions.

Particulars of the most recent final decisions made by the AEUB respecting general rate applications or negotiated settlements filed by the principal regulated subsidiaries of the Corporation are as follows:

				Rate of Return	
	Year	Date of Decision (1)	Mid-Year Rate Base ($ millions)	Rate Base (%)	Common Equity (2) (%)
ATCO Electric					
Transmission	2001	Oct. 31/00	(3)	(3)	(3)
	2002	Oct. 31/00	(3)	(3)	(3)
Distribution	2001	Feb. 27/01	(3)	(3)	(3)
	2002	Feb. 27/01	(3)	(3)	(3)
NUL	1997	Dec. 24/02	(4)	(4)	(4)
ATCO Gas South	2001	Dec. 12/01	463.6	8.46	9.75 (5)
	2002	Dec. 12/01	442.8	8.47	9.75 (5)
ATCO Pipelines South	2001	Dec. 17/02	136.8	8.88	9.75 (6)
	2002	Dec. 17/02	141.3	8.85	9.75 (6)

Notes:

(1) The information shown reflects the most recent amending or varying orders issued subsequent to the original date of decision.

(2) Common equity rate of return is the rate of return on the portion of rate base considered to be financed by common equity.

(3) A negotiated settlement approved by the AEUB. The negotiated settlement did not establish a rate base, a return on rate base or a return on common equity.

(4) An amendment to a negotiated settlement approved by the AEUB resulted in an average 7% reduction in customer rates effective January 1, 2002. The negotiated settlement did not establish a rate base, a return on rate base or a return on common equity.

(5) Based on a common equity ratio of 37%.

(6) Based on a common equity ratio of 45.5%.

Gas Utilities Act

Under the Gas Utilities Act, customers in Alberta have the choice of purchasing their natural gas supplies from their local natural gas utility or directly from retailers, subject to certain conditions.

Customers purchasing natural gas from ATCO Gas do so at rates that are approved by the AEUB. ATCO Gas receives no profit or benefit from increases in natural gas prices. The cost of the natural gas it purchases for sale to its customers is passed on directly to its customers following scrutiny in a public process under the authority of the AEUB. In October 2001, the AEUB approved the implementation on April 1, 2002, of a monthly method of adjusting customer rates to recover the cost of natural gas purchased for customers of ATCO Gas. The new methodology replaces the previous method under which rates were adjusted twice a year. The new methodology is intended to provide greater price transparency for customers.

The Government of Alberta announced it intends to revise the Gas Utilities Act and regulations in the spring of 2003. These changes are designed to bring customer choice for both gas and electricity into closer alignment as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities. The Corporation, along with other industry participants, continues to be involved in discussions with the Government of Alberta regarding these further changes.

Electric Utilities Act

The EUA provides the framework for a new structure in Alberta's electric utility industry and introduces competition into the electric utility business. As of January 1, 2001, new generation was completely deregulated and retail competition was introduced. In August 2002, the Government of Alberta announced further changes to utility legislation in order to improve the environment for retail competition in the Province. The Government announced it intends to introduce a new EUA in the spring of 2003. These changes are designed to bring customer choice for both gas and electricity into closer alignment as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities. The Corporation, along with other industry participants, continues to be involved in discussions with the Government of Alberta regarding these further changes.

It is anticipated that ATCO Electric's transmission and distribution activities will continue to be regulated by the AEUB and Alberta Power (2000)'s generation activities will continue to be regulated via legislatively mandated PPAs approved by the AEUB.

New Generation

Under the EUA, generation assets constructed after December 31, 1995 are not considered part of utility operations and rates are not regulated by the AEUB. All owners of new and existing generating units must sell their surplus electric energy through the Alberta Power Pool.

Existing Generation

The EUA provided for the equalization of costs of "existing generation" that was in service at December 31, 1995. On January 1, 2001, existing generation became subject to legislatively mandated PPAs approved by the AEUB. The PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Transmission

Under the EUA, separate wholesale tariffs for transmission must be approved by the AEUB. The transmission tariffs allow any owner of a generating unit to have access to the transmission system in Alberta and thus facilitate the sale of its power. The same transmission tariff is charged to each distribution utility or customer directly connected to the transmission system regardless of location.

The equalization of transmission costs is achieved by having each owner of transmission facilities charge its costs to the Transmission Administrator. The Transmission Administrator then aggregates these costs and charges a common transmission rate to all who use the transmission system.

Under a process developed and administered by the Transmission Administrator, certain transmission expansion projects were to be developed through a competitive bid process. The project costs were to be charged to the Transmission Administrator on a contractual basis between the winning bidder and the Transmission Administrator. Following consultation with interested parties, the Alberta Department of Energy suspended this competitive bid process for awarding transmission expansion projects pending a full review in 2003 of the transmission planning guidelines. The projects previously awarded under this process have been assigned to regulated entities at the direction of the Government of Alberta.

Distribution

Under the EUA, separate retail rates for distribution must be approved by the AEUB. Costs of distribution are not equalized. The distribution utility provides the transportation and distribution services for all customers under AEUB approved tariffs which provide for the recovery of the cost of service, including a fair return on rate base.

Retail

On January 1, 2001, all customers had a choice as to the supplier of their electric energy. Industrial and large commercial customers were required to select a retailer effective January 1, 2001. Other customers may continue to purchase electricity from their current distribution utility under a regulated rate option. This option is to be available for five years (2001 – 2005) for

residential and farm customers and for three years (2001 – 2003) for small commercial and small industrial customers.

On December 11, 2002, the AEUB approved an application requesting the implementation on January 1, 2003, of a monthly method of calculating electricity prices for regulated rate option customers. The new methodology is intended to provide greater price transparency for customers and to prevent large collection shortfalls or surpluses that would require subsequent adjustment by the AEUB.

Environmental Protection

The Corporation's operating subsidiaries and the industries in which they operate are subject to extensive federal, provincial and local environmental protection laws concerning emissions to the air, discharges to surface and subsurface waters, land use activities and the handling, manufacturing, processing, use, emission and disposal of materials and waste products. In Alberta, protection of the environment is generally governed by the Alberta Environmental Protection and Enhancement Act. The operating subsidiaries have obtained or are obtaining all permits and licenses required by law to carry on their operations. ATCO Electric is in the process of renewing certain permits and licenses related to its diesel generating plants.

The Corporation's operating subsidiaries are committed to preserving and protecting the environment and minimizing the discharge of harmful materials into the environment in accordance with environmental protection laws and regulations. Nevertheless, some risk of unintentional violation of environmental protection laws and the resulting liability to the Corporation's operating subsidiaries is inherent in particular operations of these subsidiaries, as it is with other companies engaged in similar businesses. There can be no assurance that material costs and liabilities will not be incurred. To mitigate these costs, CU carries insurance for the operating subsidiaries against third party claims for bodily injury and property damage arising from a sudden and accidental event or occurrence resulting from an unexpected release of pollutants or contaminants.

The Corporation's operating subsidiaries do not expect that environmental protection laws and regulations will affect them differently from other companies in the industries in which they operate. Specifically identifiable expenditures for pollution abatement and control were approximately $14.6 million in 2002 and are estimated to be $24.4 million in 2003. Costs of compliance with existing laws and regulations are not expected to have a material impact on the earnings of the Corporation or the competitive position of the operating subsidiaries.

DIRECTORS AND OFFICERS

Set out below is information with respect to the directors and officers of the Corporation.

Name and Municipality of Residence	Position	Principal Occupation	Periods served as a Director of the Corporation (1)
R.T. Booth (3) (4) Calgary, Alberta	Director	Partner, Bennett Jones LLP (barristers and solicitors)	1998 to date
W.L. Britton, Q.C. (2) Calgary, Alberta	Director and Vice Chairman of the Board	Partner, Bennett Jones LLP (barristers and solicitors)	1980 to date
J.A. Campbell Calgary, Alberta	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer, Canadian Utilities Limited and ATCO Ltd.	
D.R. Cawsey Calgary, Alberta	Vice President, Human Resources and Corporate Secretary	Vice President, Human Resources and Corporate Secretary, Canadian Utilities Limited and ATCO Ltd.	
D.T. Davis Calgary, Alberta	Vice President, Internal Audit	Vice President, Internal Audit, Canadian Utilities Limited and ATCO Ltd.	
B.P. Drummond (2) (5) Montreal, Quebec	Director	Corporate Director	1997 to date
D.M. Ellard Calgary, Alberta	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development, Canadian Utilities Limited and ATCO Ltd.	
B.K. French (3) (4) Calgary, Alberta	Director	President, Karusel Management Ltd. (property management and management consultants)	1981 to date
L.A. Heathcott (5) Calgary, Alberta	Director	Executive Vice President, Spruce Meadows (international show jumping venue)	2000 to date
W.R. Horton (3) (4) Winfield, B.C.	Director	Corporate Director	1984 to date
S.W. Kiefer Calgary, Alberta	Vice President, Information Technology and Chief Information Officer	Vice President, Information Technology and Chief Information Officer and Managing Director, Technologies Business Group, Canadian Utilities Limited and ATCO Ltd.	

Name and Municipality of Residence	Position	Principal Occupation	Periods served as a Director of the Corporation (1)
W.A. Kmet Calgary, Alberta	Vice President	Managing Director, Industrials Business Group, ATCO Ltd.	
C.S. McConnell Calgary, Alberta	Treasurer	Treasurer, Canadian Utilities Limited and ATCO Ltd.	
H.M. Neldner (2) (3) (4) (5) Westerose, Alberta	Director	Corporate Director	1991 to date
L.R. Shaben Edmonton, Alberta	Director	Chairman, Western New Ventures Capital Corporation (venture capital corporation)	1995 to date
N.C. Southern Calgary, Alberta	Director, President and Chief Executive Officer	President and Chief Executive Officer, Canadian Utilities Limited and ATCO Ltd.	1990 to date
R.D. Southern, C.B.E., C.M., LL.D. Calgary, Alberta	Director and Chairman of the Board	Chairman of the Board, Canadian Utilities Limited and ATCO Ltd.	1977 to 1979 1980 to date
P. Spruin Calgary, Alberta	Assistant Corporate Secretary and Manager, Corporate Secretarial	Assistant Corporate Secretary and Manager, Corporate Secretarial, Canadian Utilities Limited and ATCO Ltd.	
D.L. Tait, F.R.I., F.C.A. (4) (5) Lethbridge, Alberta	Director	President, Tait Management Services Ltd. (consulting and accounting management service company)	1992 to date
L.J. Vegh (5) Calgary, Alberta	Vice President, Insurance	Vice President, Insurance, Canadian Utilities Limited and ATCO Ltd.	
K.M. Watson Calgary, Alberta	Vice President, Finance and Controller	Vice President, Finance and Controller, Canadian Utilities Limited and ATCO Ltd.	
S.R. Werth Calgary, Alberta	Senior Vice President and Chief Administration Officer	Senior Vice President and Chief Administration Officer, Canadian Utilities Limited and ATCO Ltd.	
C.W. Wilson (3) (4) Evergreen, Colorado	Director	Corporate Director	2000 to date

Notes:

(1) Each director holds office until the close of the annual meeting of shareholders of the Corporation.

(2) Member of the Corporate Governance - Nomination, Succession and Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Risk Review Committee.
(5) Member of the Pension Fund Committee.

All of the directors and officers have been engaged for the last five years in the indicated principal occupations, or in other capacities with the companies or firms referred to, or with affiliates or predecessors thereof, with the exception of Mr. L.R. Shaben, who is President, Shaben World Enterprises Inc.; Ms. P. Spruin, who was a corporate consultant and prior thereto was Corporate Secretary, IPEC Ltd.; and Mr. C.W. Wilson, who was Director, President and Chief Executive Officer of Shell Canada Ltd.

SHAREHOLDINGS OF DIRECTORS AND SENIOR OFFICERS

At December 31, 2002, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised control or direction over approximately 70.5% of the outstanding Class B common shares of the Corporation.

MARKETS FOR THE SECURITIES OF THE CORPORATION

The Corporation's Class A non-voting shares, Class B common shares and Cumulative Redeemable Second Preferred Shares Series Q, R, S and W are listed on the Toronto Stock Exchange. The Perpetual Cumulative Second Preferred Shares Series O, T, U and V are not listed.

EMPLOYEE RELATIONS

At December 31, 2002, the Corporation and ATCO Frontec's joint ventures had the following number of employees:

	Number
Utilities	2,539
Logistics and Energy Services	2,663
Power Generation	604
Other	681
Total	6,487

Approximately 3,300 employees are members of seven employee associations and seven unions and are covered by 24 collective agreements. One of these agreements has expired and is under re-negotiation and the remaining 23 agreements expire over the period March 5, 2003 to September 30, 2007.

ADDITIONAL INFORMATION

Additional information, including executive compensation and principal holders of the Corporation's securities, is contained in the Corporation's Management Proxy Circular dated March 5, 2003. Additional financial information is provided in the Corporation's comparative financial statements for the financial year ended December 31, 2002.

The Corporation will provide to any person, upon request to the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623):

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

(ii) one copy of the comparative financial statements of the Corporation for the financial year ended December 31, 2002 together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its financial year ended December 31, 2002,

(iii) one copy of the Corporation's Management Proxy Circular dated March 5, 2003, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (i) to (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Information relating to ATCO Ltd. or CU Inc. may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the respective corporations at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623). Corporate information is also available on the Corporation's website: www.canadian-utilities.com



February 28, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities - Prince Edward Island

Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: Canadian Utilities Limited
Annual Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING	May 7, 2003
RECORD DATE FOR NOTICE:	March 27, 2003
RECORD DATE FOR VOTING:	March 27, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 27, 2003
SECURITIES ENTITLED TO NOTICE:	Class A Non-voting Class B Common
SECURITIES ENTITLED TO VOTE:	Class B Common
ROUTINE BUSINESS ONLY:	YES

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443
email: ingrid_dunn@cibcmellon.com

cc: Pat Spruin, Canadian Utilities Limited
CDS & Co.
Judy Power, CIBC Mellon Trust Company


CU

Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release

February 26, 2003

Canadian Utilities Reports 2002 Results

CALGARY, Alberta - Canadian Utilities Limited reported earnings of $305.0 million ($4.81 per share) for the year ended December 31, 2002, which included $67.3 million ($1.06 per share) from the sale of the Viking-Kinsella natural gas producing property. Comparative earnings for the corresponding year in 2001 were $237.1 million ($3.74 per share). Revenues in 2002 were $2,975.9 million compared to $3,513.6 million in 2001 and cash flow from operations was $500.3 million for 2002 compared to $502.3 million in 2001.

Earnings for the fourth quarter in 2002 were $73.5 million ($1.16 per share) on revenues of $923.3 million compared to earnings of $71.7 million ($1.13 per share) on revenues of $636.0 million in the previous year. Cash flow from operations for the three months ended December 31, 2002 was $165.8 million compared to $128.1 million in 2001.

Increased earnings for the full year over 2001 were primarily due to the gain on the sale of the Viking-Kinsella property, the impact of 6.3% colder than normal temperatures, compared to 6.9% warmer than normal temperatures for 2001, in ATCO Gas, and stronger operational results in ATCO Midstream. These increases were partially offset by lower earnings in ATCO Power mainly due to low Alberta power pool prices.

Increased earnings for the three months ended December 31, 2002 were primarily due to strong operational results in ATCO Midstream and improved Alberta power pool prices for ATCO Power. These increases were partially offset by lower earnings primarily due to the impact of 11.4% warmer than normal temperatures, in ATCO Gas, compared to 1.9% warmer than normal temperatures for 2001.

Lower cost of natural gas purchased for customers on a "no margin" basis and lower costs of power purchased for customers were the major reasons for decreased 2002 revenues. Higher natural gas costs in the fourth quarter in 2002 caused a reciprocal increase in revenues.

In the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million reduced cash flow from operations resulting in a slight decrease compared to 2001. Fourth quarter cash flow from operations increased mainly due to lower current income taxes and increased earnings.

- more -

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance &
Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance and
Controller
Canadian Utilities Limited
(403) 292-7528

MATERIAL CHANGE REPORT
UNDER
SECTION 146(1)OF THE *SECURITIES ACT* (ALBERTA)
SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)
SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 84(1) OF THE *SECURITIES ACT* (SASKATCHEWAN)
SECTION 73 OF THE *SECURITIES ACT* (QUEBEC)
SECTION 81(2) OF THE *SECURITIES ACT* (NOVA SCOTIA)
SECTION 76(2) OF THE *SECURITIES ACT* (NEWFOUNDLAND)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL LEGISLATION

1. **Reporting Issuer:**

   The name and address of the reporting issuer is:

   Canadian Utilites Limited
   1400, 909-11th Avenue S.W.
   Calgary, Alberta T2R 1N6
   (the "Corporation")

2. **Date of Material Change:**

   December 9, 2002.

3. **News Release**

   A press release disclosing the nature and substance of the material change and attached hereto as Appendix "A" was issued on December 10, 2002.

4. **Summary of Material Change:**

   The Corporation announced that Direct Energy Marketing Limited ("DEML") has agreed to purchase the retail energy businesses of ATCO Gas & Pipelines Ltd. and ATCO Electric Ltd. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta legislature passing amendments to Alberta's natural gas and electricity legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration is estimated to be $128.5 million (Cdn.) at closing. Closing is expected to occur in mid-2003.

5. **Full Description of Material Change:**

   Details of the transaction are provided in the press release dated December 10, 2002, a copy of which is attached hereto as Appendix "A".

6. **Reliance on confidentiality provisions of the Act:**

Not applicable.

7. **Omitted Information:**

Not applicable

8. **Senior Officer:**

For further information, please contact Mr. J.A. Campbell, Senior Vice-President, Finance and Chief Financial Officer at the above mentioned address or at (403) 292-7502.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 17th day of December, 2002.

Canadian Utilites Limited

Per. *"J. A. Campbell"*
J.A. Campbell
Senior Vice-President, Finance and
Chief Financial Officer




Direct Energy

ANNOUNCEMENT

December 10, 2002

DIRECT ENERGY TO PURCHASE ATCO RETAIL ENERGY BUSINESS

Company to Offer Retail Energy Choice to One Million ATCO Customers in Alberta

CALGARY, ALBERTA – ATCO Ltd. and Canadian Utilities Limited today announced that Direct Energy, Canada's leading provider of retail energy and home services, has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. These businesses serve almost one million Alberta customers with natural gas and electricity. The transaction is contemplated to deliver long awaited competition and increased energy choices for all Albertans.

The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta legislature passing amendments to Alberta's natural gas and electricity legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration is estimated to be $128.5 million (Cdn.) at closing.

Closing will occur after all conditions and required regulatory approvals (i.e. the Alberta Energy and Utilities Board - AEUB) are satisfied, and the final value will be determined by the number of customers at that point in time. It is expected that legislative amendments will be considered in Spring 2003 with a closing date expected around the middle of 2003.

"Completion of the transaction will allow Direct Energy, a world leading energy retailer, to provide much needed competition in our province. At the same time, ATCO will continue to provide the same safe, reliable delivery of natural gas and electricity to the more than 500 Alberta communities we are privileged to serve," said Nancy Southern, Chief Executive Officer, ATCO Group. "Direct Energy will also be contracting with ATCO I-Tek for billing and call centre services to ensure a smooth transition and minimize any customer disruption."

Direct Energy is part of the Centrica plc family, a British-based company that has more than 44 million customer relationships worldwide.

"The agreement to acquire ATCO's retail arm demonstrates Direct Energy's commitment to grow and be a major retail energy provider in Alberta and in other areas of Canada," said Deryk King, President and Chief Executive Officer of Centrica's North American operations. "We are committed to using our financial strength, and experience in other deregulated energy markets, to ensure ATCO's customers continue to receive high quality customer service and enjoy the benefits of competition. This agreement will allow us to utilize Centrica's proven track record in the U.K. and other parts of North America of providing more choice, better value and high standards of customer service for customers in Alberta."

"The more than 2000 men and women of ATCO Gas and ATCO Electric are enthused about the entrance of Direct Energy into the Alberta marketplace, since it will allow all of us to focus on our core operations, delivering natural gas and electricity to almost one million Alberta customers" added Ms. Southern. "We will

continue to provide the quality infrastructure needed to meet Alberta's growing needs, just as we have done for the past 90 years."

"The provincial government's proposed amendments to Alberta's natural gas and electricity legislation will go a long way towards ensuring a competitive marketplace and level playing field in Alberta. Without these amendments, it will be impossible for Direct Energy to enter and compete fairly " said Ms. Southern. "An internationally experienced energy retailer like Direct Energy can offer the options and benefits consumers expect from deregulation. In the meantime, the ATCO Gas and ATCO Electric distribution systems will remain regulated by the AEUB so that all customers and retailers continue to have equal access."

Following the completion of this transaction, Direct Energy will serve 2.8 million households in Canada with almost four million product relationships, making it the largest provider of retail energy services and products in the country.

In April 2001, ATCO announced it intended to seek a world calibre purchaser for its retail energy business in order to ensure its customers continue to benefit from receiving high quality and cost effective services traditionally provided by ATCO.

"As an innovative energy retailer we plan to offer a range of pricing options, products and essential home services," said Mr. King. "We also understand the responsibilities of serving the body of customers who decide to stay with regulated rate options. Those customers will continue to experience the high levels of service to which they have become accustomed."

Executives of both companies said customers should expect a smooth transition once the transaction is approved. Assuring minimum change during this period is a key objective of both parties.

ATCO Gas and ATCO Electric are regulated by the AEUB and are restricted from providing the wide scope of consumer choices available in many jurisdictions across North America and internationally. The retail energy business includes the supply of natural gas and electricity to consumers at regulated prices.

About Direct Energy
Direct Energy is a wholly owned subsidiary of Centrica plc, a leading U.K.-based supplier of energy and home services with more than 44 million customer relationships worldwide. In 2000, Centrica entered the North American market by acquiring Direct Energy, which supplies natural gas to 850,000 households, electricity to 550,000 households and home services to over 1.3 million households in Ontario and Manitoba.

About Canadian Utilities Limited and ATCO Ltd.
Canadian Utilities Limited, part of the ATCO Group of companies, is the parent company of ATCO Electric and ATCO Gas. ATCO Group is an Alberta-based corporation with a worldwide organization of companies engaged in Power Generation; Utilities; Logistics and Energy Services; Industrials and Technologies. More information about ATCO Group can be found at www.atco.com.

For further information, please contact:

Nancy Southern
Chief Executive Officer
ATCO Group
(403) 292-7434

Deryk King
President & Chief Executive Officer
Centrica North America
(403) 264-6015

Pricing Supplement No. 1 dated November 19, 2002
(To a base shelf prospectus dated January 11, 2002)



CANADIAN UTILITIES LIMITED
An ***ATCO*** Company

Debentures
(Unsecured)

Amount of Issue:	$100,000,000	**Agent Commission (%):**	0.40%
Issue and Delivery Date:	November 22, 2002	**Net Proceeds (Cdn. $):**	$99,600,000
Maturity Date:	November 22, 2012	**Agents:**	RBC Dominion Securities Inc.
Interest Rate:	6.14%		BMO Nesbitt Burns Inc.
Interest Payment Dates:	November 22 and May 22		TD Securities Inc.
Initial Interest Payment Date:	May 22, 2003	**CUSIP Number:**	13671ZAE3

Recent Developments

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"). The Corporation understands that an administration order is similar to a Chapter 11 bankruptcy filing in the United States. TXU Europe has a long term offtake agreement for 27.5% of the power produced by the Barking generating station, a 1,000 megawatt plant in London, England, in which the Corporation, through Barking Power Limited, has a 25.5% equity interest. Barking Power Limited is seeking advice as to the various courses of action available to it, including compensation, in relation to the offtake agreement with TXU Europe. The Barking generating station will continue to supply 725 megawatts of power under long term contracts. It is anticipated that the 275 megawatts of power previously supplied to TXU Europe will become merchant power.

Redemption Provision

The Corporation shall be entitled to redeem the Debentures in whole at any time, or in part from time to time, on notice given not more than 60 days and not less than 10 days prior to the date fixed for redemption (the "Redemption Date") at the greater of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to the Redemption Date.

"Canada Yield Price" shall mean the price of the Debentures determined on the third business day prior to the Redemption Date (the "Redemption Price Calculation Date") and calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus 0.27%.

"Government of Canada Yield" shall mean the yield to maturity which a non-callable Government of Canada Bond (issued in Canadian dollars in Canada with interest compounded semi-annually in arrears and having a term equal to the remaining term to maturity of the Debentures) would carry if issued at 100% of its principal amount on the Redemption Price Calculation Date. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Corporation.

Covenant regarding Additional Funded Indebtedness

In addition to the covenants described under "Description of the Debentures – Covenants" in the base shelf prospectus of the Corporation dated January 11, 2002 (the "Prospectus"), the Corporation has agreed to provide a covenant to the effect that, for so long as any of the Debentures remain outstanding, the Corporation will not issue or in any other manner become liable in respect of any Funded Indebtedness (other than Capital Lease Obligations, Purchase Money Obligations, Financial Instrument

(continued on reverse side)

Obligations, Funded Indebtedness issued by the Corporation to a Subsidiary, and Funded Indebtedness issued to refund outstanding Funded Indebtedness of the Corporation in an amount not exceeding the principal amount of the Funded Indebtedness being refunded) unless after giving effect thereto Consolidated Indebtedness will not exceed 75% of Total Consolidated Capitalization. For this purpose, Consolidated Indebtedness and Total Consolidated Capitalization shall be determined as at the last day of the most recent month for which financial statements of the Corporation have been prepared.

The following definitions contained in the Trust Indenture, together with certain other definitions set forth in the Prospectus under "Description of the Debentures – Definitions", are relevant to this additional covenant:

"Consolidated Indebtedness" means the aggregate amount of all Indebtedness other than Non-Recourse Debt of the Corporation and its Subsidiaries determined on a consolidated basis.

"Total Consolidated Capitalization" means, at a particular time, without duplication, the sum of

(a) the principal amount of all Consolidated Indebtedness at such time,

(b) the total capital represented by the issued and outstanding share capital, including Preferred Shares, of the Corporation at such time, based, in the case of shares having a par value, upon their par value, and, in the case of shares of no par value, upon the value stated on the books of the Corporation,

(c) the total amount of (or less the amount of any net deficits in) the consolidated contributed or capital surplus and retained earnings of the Corporation, and

(d) the amount of any provision for future income taxes,

all as shown on a balance sheet of the Corporation prepared on a consolidated basis in accordance with Generally Accepted Accounting Principles.

Documents Incorporated by Reference

The following is a list of each document that is incorporated by reference into the base shelf prospectus of the Corporation dated January 11, 2002, as of the date of this pricing supplement and that provides disclosure pertaining to the securities being distributed under this pricing supplement:

(a) the annual information form dated February 28, 2002;

(b) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2001;

(c) management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001;

(d) the comparative interim financial statements for the nine month period ended September 30, 2002, and the updated earnings coverage ratios filed as an exhibit thereto;

(e) management's discussion and analysis of financial condition and results of operations for the nine month period ended September 30, 2002; and

(f) the management proxy circular dated March 8, 2002, except the sections entitled "Composition of the Corporate Governance – Nomination, Succession and Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices".

Ratings

The Debentures are rated A with a negative outlook by Standard & Poor's, a division of the McGraw Hill Companies, and A with a stable trend by Dominion Bond Rating Service.



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Canadian Utilities Limited

Receipt for (Final) Short Form Prospectus dated **November 26, 2002** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **27th** day of **November, 2002**.

"Donna M. Gouthro"

____
J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #**494809**

New Nouveau Brunswick

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2002-30443

Final prospectus dated: 2002/11/26

This is to Certify that **Canadian Utilities Limited** has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2002/11/27

This Certificate expires 2003/11/27

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

PROJECT#494809

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9

A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

CANADIAN UTILITIES LIMITED

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated November 26, 2002.

DATED at Calgary, Alberta this November 27, 2002

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

SEDAR Project # 00494809

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

November 26, 2002

To the Securities Regulatory Authorities in the
Various Provinces of Canada

Subject: Canadian Utilities Limited

Dear Sirs:

We refer to the prospectus of Canadian Utilities Limited (the "Corporation") dated November 26, 2002 relating to the sale and issue of $150,000,000 Cumulative Redeemable Second Preferred Shares Series W.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report dated February 8, 2002 to the shareholders of the Corporation on the following financial statements:

- Consolidated balance sheets as at December 31, 2001 and December 31, 2000;
- Consolidated statements of earnings and retained earnings and cash flows for the years ended December 31, 2001 and December 31, 2000.

We report that we have read the prospectus and the information incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants

BENNETT JONES

03 AUG 20 AM 7:21

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

Colin R. Perry
Direct Line: 403.298.3419
e-mail: perryc@bennettjones.ca
Our File No.: 6698-527

November 26, 2002

TRANSMITTED VIA SEDAR

Alberta Securities Commission
410, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Ladies and Gentlemen:

Re: Canadian Utilities Limited
Final Short Form Prospectus dated November 26, 2002
SEDAR Project No. 494809

Accompanying this letter is the final short form prospectus (the "Prospectus") of Canadian Utilities Limited (the "Corporation") relating to an offering (the "Offering") of 6,000,000 Cumulative Redeemable Second Preferred Shares Series W (the "Securities") of the Corporation, together with the following ancillary materials relating thereto:

1. a blackline copy of the Prospectus showing all changes from the preliminary short form prospectus of the Corporation dated November 19, 2002;

2. a comfort letter from PricewaterhouseCoopers LLP regarding the unaudited interim financial statements of the Corporation as at and for the nine months ended September 30, 2002 and September 30, 2001;

3. a consent letter from PricewaterhouseCoopers LLP regarding the incorporation by reference into the Prospectus of its auditors' report dated February 8, 2002;

4. a consent letter from Bennett Jones LLP, counsel to the Corporation;

5. a consent letter from Blake, Cassels & Graydon LLP, counsel to the underwriters of the Offering; and

6. an undertaking of the Corporation to the British Columbia Securities Commission with respect to proceeds realized in British Columbia and additional filings fees.

The Prospectus and ancillary materials are being filed concurrently in each of the provinces of Canada pursuant to the *Mutual Reliance Review System for Prospectuses and Annual Information Forms* (the "MRRS") established under National Policy 43-201 of the Canadian Securities Administrators.

We hereby confirm, on behalf of the Corporation and of BMO Nesbitt Burns Inc., lead underwriter of the Offering, that to the best of our knowledge:

(a) all materials required to be filed in connection with the Prospectus, including all required translations, have been or will today be filed with all non-principal regulators of the Corporation under the MRRS, none of which have, to our knowledge, opted out of the MRRS for purposes of these materials;

(b) the Corporation has filed or delivered all documents required to be filed or delivered under the securities laws of each of the provinces of Canada and is not subject to a cease trade order issued by any securities regulatory authority in any such province;

(c) at least one underwriter that has signed the certificate of the underwriters contained in the Prospectus is registered in each jurisdiction in Canada in which the Securities will be offered to purchasers; and

(d) where applicable, all necessary relief from applicable securities legislation or securities directions has been applied for and granted by the Alberta Securities Commission and the non-principal regulators.

In confirming the matters addressed by item (b) above, we have relied upon a certificate of the Corporation. In confirming the matter addressed by item (c) above, we have relied upon a certificate of BMO Nesbitt Burns Inc.

Thank you for your attention to this matter. If you have any questions or concerns regarding these materials or any other matter relating to the Offering, please do not hesitate to call the undersigned at (403) 298-3419 or Mr. Will Osler of our office at (403) 298-3426.

Yours truly,

BENNETT JONES LLP

(signed) *"Colin R. Perry"*

Colin R. Perry

Enclosures

cc: British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Short Form Prospectus

New Issue **November 26, 2002**



CANADIAN UTILITIES LIMITED

An ***ATCO*** Company

$150,000,000
(6,000,000 shares)
Cumulative Redeemable Second Preferred Shares Series W

The Cumulative Redeemable Second Preferred Shares Series W (the "Series W Preferred Shares") of Canadian Utilities Limited (the "Corporation") will be entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of the Corporation, at a rate of $1.45 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year. Assuming an issue date of December 3, 2002, the first dividend, if declared, will be payable March 1, 2003, in the amount of $0.3496 per share.

On or after March 1, 2008, the Corporation may, at its option on not less than 30 nor more than 60 days' prior notice, redeem for cash the Series W Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing March 1, 2008, at $25.75 per share if redeemed during the 12 months commencing March 1, 2009, at $25.50 per share if redeemed during the 12 months commencing March 1, 2010, at $25.25 per share if redeemed during the 12 months commencing March 1, 2011, and at $25.00 per share if redeemed on and after March 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Series W Preferred Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before February 17, 2003. In the opinion of counsel, the Series W Preferred Shares would, if issued on the date hereof, qualify for investment under certain statutes as set forth under "Eligibility for Investment".

Price: $25.00 per share to yield 5.80% per annum

	Price to Public	Underwriters' Fee (1)	Net Proceeds to Corporation (1)
Per Series W Preferred Share	$25.00	$0.75	$24.25
Total	$150,000,000	$4,500,000	$145,500,000

Note:

(1) The Underwriters' Fee for the Series W Preferred Shares is $0.25 for each such share sold to certain institutions by closing of the offering and $0.75 per share for all other Series W Preferred Shares purchased by the Underwriters. The Underwriters' Fee indicated in the table assumes that no Series W Preferred Shares are sold to such institutions.

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., and TD Securities Inc. (the "Underwriters"), as principals, conditionally offer the Series W Preferred Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about December 3, 2002, and in any event not later than December 31, 2002. A book-entry only certificate representing the Series W Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the closing of this offering. The Corporation understands that a purchaser of Series W Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series W Preferred Shares are purchased.

The Underwriters are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered a "connected issuer" of the Underwriters under applicable securities legislation. See "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities Limited at 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone: (403) 292-7500). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities Limited at the above-mentioned address and telephone number.

The following documents of the Corporation are specifically incorporated by reference in this short form prospectus:

(a) the annual information form dated February 28, 2002;

(b) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2001;

(c) management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001;

(d) the comparative interim financial statements for the nine month period ended September 30, 2002;

(e) management's discussion and analysis of financial condition and results of operations for the nine month period ended September 30, 2002; and

(f) the management proxy circular dated March 8, 2002, except the sections entitled "Composition of the Corporate Governance – Nomination, Succession and Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars filed by the Corporation after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

SUMMARY OF THE OFFERING

The following is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this short form prospectus.

Issuer:	Canadian Utilities Limited.
Issue:	6,000,000 Cumulative Redeemable Second Preferred Shares Series W.
Amount:	$150,000,000.
Price and Yield:	$25.00 per Series W Preferred Share, to yield 5.80% per annum.
Dividends:	Holders of Series W Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends of $1.45 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. Assuming an issue date of December 3, 2002, the first dividend, if declared, will be payable March 1, 2003 in the amount of $0.3496 per Series W Preferred Share.
Redemption:	On and after March 1, 2008, the Corporation may, at its option, on not less than 30 days nor more than 60 days prior notice, redeem for cash the Series W Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing March 1, 2008, at $25.75 per share if redeemed during the 12 months commencing March 1, 2009, at $25.50 per share if redeemed during the 12 months commencing March 1, 2010, at $25.25 per share if redeemed during the 12 months commencing March 1, 2011, and at $25.00 per share if redeemed on and after March 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.
Purchase for Cancellation:	The Corporation may at any time or times purchase for cancellation all or any part of the Series W Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.
Priority:	The Series W Preferred Shares will rank junior to the Series Preferred Shares (none of which are outstanding) and in priority to the Class A non-voting shares and the Class B common shares and on a parity with any further series of Series Second Preferred Shares with respect to the payment of any dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation.
Earnings Coverages:	For the 12 months ended December 31, 2001: 2.37 times. For the 12 months ended September 30, 2002: 2.96 times.
Ratings:	Standard & Poor's: P-1(low) with a negative outlook. Dominion Bond Rating Service: Pfd-2 with a stable outlook.
Tax on Preferred Share Dividends:	The Corporation will elect, in the manner and within the time provided under Part VI.1 of the *Income Tax Act* (Canada) (the "Tax Act"), to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that corporate holders of Series W Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on the Series W Preferred Shares. See "Canadian Federal Income Tax Considerations" for a summary of the principal Canadian federal income tax considerations generally applicable to certain holders of Series W Preferred Shares.
Use of Proceeds:	The estimated net proceeds to be received by the Corporation from the sale of the Series W Preferred Shares are $145,500,000, before deducting the estimated expenses of the offering and assuming that no Series W Preferred Shares are sold to institutions. The net proceeds will be added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.
CDS Book-Entry:	A book-entry only certificate representing the Series W Preferred Shares distributed hereunder will be issued in registered form only to CDS or its nominee and will be deposited with CDS on the closing of this offering. The Corporation understands that a purchaser of Series W Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series W Preferred Shares are purchased.

THE CORPORATION

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927 and was continued under the Canada Business Corporations Act on August 15, 1979. The address of the Corporation's registered office is 20th Floor, 10035 - 105 Street, Edmonton, Alberta T5J 2V6. The address of the Corporation's principal office is 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

INTERCORPORATE RELATIONSHIPS

The following chart identifies the principal subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their voting securities beneficially owned or over which control or direction is exercised by the Corporation.



Canadian Utilities Limited
(Canada)
CU Inc.
(Canada) (100%)
ATCO Gas and Pipelines Ltd.
(Alberta) (100%)
ATCO Electric Ltd.
(Canada) (100%)
Alberta Power (2000) Ltd.
(Canada) (100%)
ATCO Power Ltd.
(Canada) (100%)
ATCO Midstream Ltd.
(Canada) (100%)
ATCO Frontec Corp.
(Alberta) (100%)
ATCO I-Tek Business Services Ltd.
(Canada) (100%)

Note:

(1) All of the non-voting shares of each of the above corporations are directly or indirectly owned by the Corporation.

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in regulated natural gas and electric energy operations, primarily in Alberta, and in related non-regulated operations. Regulated operations are conducted by ATCO Electric Ltd. and the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. Also included in regulated operations are the generating plants of Alberta Power (2000) Ltd. which were regulated by the AEUB until December 31, 2000, but which are now governed by legislatively mandated purchase power arrangements ("PPAs") approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

The Corporation has four Business Groups: Utilities, Power Generation, Logistics and Energy Services and Technologies.

The Utilities Business Group includes the distribution of natural gas by the ATCO Gas division of ATCO Gas and Pipelines Ltd., the distribution and transmission of electric energy by ATCO Electric Ltd., The Yukon Electrical Company Limited, Northland Utilities (NWT) Limited and Northland Utilities (Yellowknife) Limited and the transmission and distribution of water by CU Water Limited.

The Power Generation Business Group includes the supply of electricity and cogeneration steam by ATCO Power Ltd. and Alberta Power (2000) Ltd.

The Logistics and Energy Services Business Group includes the regulated transportation of natural gas by the ATCO Pipelines division of ATCO Gas and Pipelines Ltd., the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream Ltd. and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec Corp.

The Technologies Business Group includes the development, operation and support of information systems and technologies by the ATCO I-Tek division of the Corporation, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services Ltd., the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies Ltd. and the manufacturing of wood preservation products by Genics Inc.

RECENT DEVELOPMENTS

On November 22, 2002, CU Inc. issued $50 million of 4.801% Debentures maturing on November 22, 2007, at a price of $100, and $150 million of 6.145% Debentures maturing on November 22, 2017, at a price of $100. These issues were sold by RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. Proceeds from these issues will be used to repay outstanding indebtedness, to fund capital expenditures and for other general corporate purposes.

On November 22, 2002, the Corporation issued $100 million of 6.14% Debentures maturing on November 22, 2012, at a price of $100. This issue was sold by RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. Proceeds from this issue will be used for general corporate purposes including capital expenditures.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"). The Corporation understands that an administration order is similar to a Chapter 11 bankruptcy filing in the United States. TXU Europe has a long term offtake agreement for 27.5% of the power produced by the Barking generating station, a 1,000 megawatt plant in London, England, in which the Corporation, through Barking Power Limited, has a 25.5% equity interest. Barking Power Limited is seeking advice as to the various courses of action available to it, including compensation, in relation to the offtake agreement with TXU Europe. The Barking generating station will continue to supply 725 megawatts of power under long term contracts. It is anticipated that the 275 megawatts of power previously supplied to TXU Europe will become merchant power.

USE OF PROCEEDS

The estimated net proceeds to be received by the Corporation from the sale of the Series W Preferred Shares are $145,500,000, before deducting the estimated expenses of the offering and assuming that no Series W Preferred Shares are sold to institutions. The net proceeds will be added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.

SHARE CAPITAL OF THE CORPORATION

The authorized share capital of the Corporation consists of 150,000 Series Preferred Shares issuable in series, an unlimited number of Series Second Preferred Shares issuable in series and an unlimited number of Class A non-voting shares and Class B common shares.

Series Preferred Shares

The Series Preferred Shares are entitled, in priority to the Series Second Preferred Shares and the Class A non-voting shares and Class B common shares, to fixed cumulative preferential cash dividends and, in the event of the

liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, to the amount paid up thereon and accrued and unpaid dividends and, if such action is voluntary, the premiums payable on redemption, if any.

The Series Preferred Shares are subject to redemption on 30 days' notice and are non-voting except upon the failure of the Corporation to pay dividends on any such shares for a period of 18 months, in which case the holders of all such shares are entitled to one vote per share and to elect at meetings of shareholders at which directors are elected just under one-half of the directors of the Corporation.

The provisions attaching to the Series Preferred Shares stipulate that no shares ranking junior to the Series Preferred Shares may be retired unless all dividends then payable on the Series Preferred Shares shall have been declared and paid.

Two series of Series Preferred Shares aggregating 65,000 shares have been designated and issued to date, all of which have been redeemed and cancelled.

Series Second Preferred Shares

An unlimited number of Series Second Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions attaching thereto as may be determined by the directors. Seven series of Series Second Preferred Shares aggregating 13,460,105 shares ($336.5 million) are currently outstanding. The Series Second Preferred Shares as a class have, among others, provisions to the following effect.

The Series Second Preferred Shares rank junior to the Series Preferred Shares but are, with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, entitled to preference over the Class A non-voting shares and the Class B common shares and any other shares of the Corporation ranking junior to the Series Second Preferred Shares. The Series Second Preferred Shares may also be given such other preference over the Class A non-voting shares and the Class B common shares and any other junior shares as may be determined for any series authorized to be issued.

The Series Second Preferred Shares of each series rank equally with the Series Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

The holders of the Series Second Preferred Shares are not entitled as such (except as provided in any series) to any voting rights nor to receive notice of or to attend shareholders' meetings unless dividends on the Series Second Preferred Shares of any series are in arrears to the extent of eight quarterly dividends or four half-yearly dividends, as the case may be, whether or not consecutive. Until all arrears of dividends have been paid, such holders will be entitled to receive notice of and to attend all shareholders' meetings at which directors are to be elected (other than separate meetings of holders of another class of shares) and to one vote in respect of each Series Second Preferred Share held.

The class provisions attaching to the Series Second Preferred Shares may be amended with the written approval of all the holders of the Series Second Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for the purpose and at which a quorum is present.

Class B Common Shares

Holders of Class B common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and are entitled to one vote in respect of each Class B common share held. The Class B common shares rank equally with the Class A non-voting shares with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation. Each Class B common share may at any time and from time to time, at the option of the holder, be converted into one Class A non-voting share.

Class A Non-Voting Shares

Holders of the Class A non-voting shares are entitled:

(a) to receive notice of, to attend and participate in discussions at meetings of shareholders, but are not, except where expressly required by law, entitled to vote at meetings of shareholders;

(b) in the circumstances described below, and subject to changes in the exchange ratio, to exchange their Class A non-voting shares for Class B common shares on the basis of one Class A non-voting share for each Class B common share; and

(c) subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, to share equally, share for share, with the holders of the Class B common shares in all dividends declared by the Corporation on the Class A non-voting shares and the Class B common shares and to receive, pari passu with the holders of the Class B common shares, the remaining property of the Corporation upon dissolution.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of the Corporation, holders of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right to exchange shall be deemed never to have existed. In addition, holders of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of the Corporation. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering.

DETAILS OF THE OFFERING

The Series W Preferred Shares will have attached thereto the series provisions summarized below.

Dividends

Holders of Series W Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends of $1.45 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. Assuming an issue date of December 3, 2002, the first dividend, if declared, will be payable March 1, 2003 in the amount of $0.3496 per Series W Preferred Share.

Redemption

The Series W Preferred Shares will not be redeemable before March 1, 2008, but will be redeemable for cash on and after that date at the option of the Corporation, in whole at any time or in part from time to time, on not less than 30 days nor more than 60 days prior notice, at $26.00 per share if redeemed during the 12 months commencing March 1, 2008, at $25.75 per share if redeemed during the 12 months commencing March 1, 2009, at $25.50 per share if redeemed during the 12 months commencing March 1, 2010, at $25.25 per share if redeemed during the 12 months commencing March 1, 2011, and at $25.00 per share if redeemed on and after March 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.

The Corporation may redeem less than all of the then outstanding Series W Preferred Shares at any time in such manner as is specified in the series provisions and is acceptable to the TSX.

Purchase for Cancellation

Subject to the provisions described under "Restrictions on Dividends and Retirement of Shares", the Corporation may at any time or times purchase for cancellation all or any part of the Series W Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.

Creation or Issue of Additional Shares

So long as any Series W Preferred Shares are outstanding the Corporation shall not, without the prior approval of the holders of the Series W Preferred Shares given in the specified manner, create or issue any shares ranking prior to or on a parity with the Series W Preferred Shares with respect to repayment of capital or payment of dividends, provided that the Corporation may without such approval, if all dividends then payable on the Series W Preferred Shares shall have been paid, issue additional series of Series Second Preferred Shares.

Restrictions on Dividends and Retirement of Shares

So long as any of the Series W Preferred Shares are outstanding, the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series W Preferred Shares) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Series W Preferred Shares with respect to payment of dividends,

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Series W Preferred Shares with respect to repayment of capital or with respect to payment of dividends, or

(c) call for redemption or purchase or reduce or otherwise pay off less than all the Series W Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Series W Preferred Shares then outstanding with respect to payment of dividends

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Series W Preferred Shares and on the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series W Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series W Preferred Shares shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon and, if such liquidation, dissolution, winding-up or distribution is voluntary, a premium of $1.00 per share if such event commences prior to March 1, 2008, and, if such event commences thereafter, a premium equivalent to the premium payable on redemption if such shares were to be redeemed at the date of commencement of any such voluntary liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of any Class A non-voting shares or Class B common shares or other shares ranking junior to the Series W Preferred Shares. After payment to the holders of the Series W Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Tax Election

The Corporation will elect in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that corporate holders of Series W Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on the Series W Preferred Shares. See "Canadian Federal Income Tax Considerations".

Modification

The series provisions attaching to the Series W Preferred Shares may be amended with the written approval of all the holders of the Series W Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.

DEPOSITORY SERVICES

Except as otherwise provided below, the Series W Preferred Shares will be issued in "book-entry only" form and must be purchased, transferred, converted or redeemed through participants ("Participants") in the depository service of CDS or its nominee. Each of the Underwriters is a Participant. On the closing of this offering, the Corporation will cause a global certificate or certificates representing the Series W Preferred Shares to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Series W Preferred Shares will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. The Corporation understands that each purchaser of Series W Preferred Shares will receive a customer confirmation of purchase from the registered dealer from which the Series W Preferred Shares are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Series W Preferred Shares. Reference in this short form prospectus to a holder of Series W Preferred Shares means, unless the context otherwise requires, the owner of the beneficial interest in the Series W Preferred Shares.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Series W Preferred Shares and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then Series W Preferred Shares will be issued in fully registered form to the owners of the beneficial interests in such Series W Preferred Shares or their nominees.

EARNINGS COVERAGES

The Corporation's dividend requirements on all of its preferred shares, after giving effect to the issue of the Series W Preferred Shares to be distributed pursuant to this short form prospectus and adjusted to a pre-tax equivalent using an effective income tax rate of 39.23%, amounted to $42.3 million for the 12 months ended December 31, 2001. The Corporation's interest requirements for the 12 months then ended amounted to $218.2 million. The Corporation's earnings before interest, income taxes and preferred share dividends for the 12 months ended December 31, 2001 were $616.7 million, which is 2.37 times the Corporation's aggregate dividend and interest requirements for this period.

The Corporation's dividend requirements on all of its preferred shares, after giving effect to the issue of the Series W Preferred Shares to be distributed pursuant to this short form prospectus and adjusted to a pre-tax equivalent using an effective income tax rate of 37.11%, amounted to $41.2 million for the 12 months ended September 30, 2002. The Corporation's interest requirements for the 12 months then ended amounted to $194.1 million. The Corporation's earnings before interest, income taxes and preferred share dividends for the 12 months ended September 30, 2002 were $696.6 million, which is 2.96 times the Corporation's aggregate dividend and interest requirements for this period.

RATINGS

The Series W Preferred Shares are rated P-1 (low) with a negative outlook by Standard & Poor's, a division of the McGraw-Hill Companies ("S&P"), and Pfd-2 with a stable outlook by Dominion Bond Rating Service ("DBRS").

A P-1 rating by S&P is the highest of five categories S&P uses in its Canadian preferred share rating scale. "High" and "low" grades may be used to indicate the relative standing of a credit within a particular rating category. A Pfd-2 rating by DBRS is the second highest of five categories granted by DBRS for preferred shares and is granted to companies presenting satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold securities. Either of the foregoing ratings may be revised or withdrawn at any time by the rating organization.

RISK FACTORS

A prospective purchaser of Series W Preferred Shares should carefully consider the following investment considerations before making a decision to purchase the Series W Preferred Shares, as well as the other information contained in this short form prospectus and the documents incorporated by reference herein, including, in particular, the information described under the heading "Business Risks" in the Corporation's management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2001.

Prevailing yields on similar securities will affect the market value of the Series W Preferred Shares. Assuming all other factors remain unchanged, the market value of the Series W Preferred Shares will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline. Real or anticipated changes in credit ratings on the Series W Preferred Shares may affect the market value of the Series W Preferred Shares.

The Series W Preferred Shares are equity capital of the Corporation which rank equally with other Series Second Preferred Shares of the Corporation in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation's assets must be used to pay liabilities and other debt before payments may be made on Series W Preferred Shares and other preferred shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable, at the date hereof, to a prospective purchaser of Series W Preferred Shares who, for the purposes of the Tax Act, is resident in Canada, will hold the Series W Preferred Shares as capital property and deals at arm's length with the Corporation and is not affiliated with the Corporation. Series W Preferred Shares acquired by "financial institutions", as defined in the Tax Act for purposes of the "mark-to-market" rules, will generally not be held as capital property by such purchasers. Purchasers who do not hold their Series W Preferred Shares as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and such regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposals") and counsels' understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not otherwise take into account or anticipate any changes in law or in the administrative practices of the CCRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Proposals will be enacted in their current form or at all.

Dividends

Dividends (including deemed dividends) received on the Series W Preferred Shares by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on the Series W Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series W Preferred Shares are "taxable preferred shares" as defined in the Tax Act. The terms of the Series W Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that corporate holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series W Preferred Shares.

A "private corporation", as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual or a related group of individuals, will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Series W Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A holder who disposes of or is deemed to dispose of Series W Preferred Shares (on the redemption of such shares or otherwise) will generally realize a capital gain (or sustain a capital loss) to the extent that the holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Corporation of Series W Preferred Shares will generally not be included in computing the holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such Series W Preferred Shares. If the holder is a corporation, any capital loss arising on a disposition of a Series W Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series W Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

One-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to a liability for alternative minimum tax. Taxable capital gains of a "Canadian-controlled private corporation", as defined in the Tax Act, may be subject to an additional refundable tax at a rate of 6 2/3%.

Redemption

If the Corporation redeems Series W Preferred Shares, or otherwise acquires or cancels Series W Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Tax Act. Generally, the difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

PLAN OF DISTRIBUTION

Under an agreement dated November 19, 2002 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase on

December 3, 2002, or on such later date as may be agreed upon, but in any event not later than December 31, 2002, all but not less than all of the Series W Preferred Shares at a price of $25.00 per share, payable in cash to the Corporation against delivery of the Series W Preferred Shares, and the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series W Preferred Share for shares sold to certain institutions by closing of the offering and $0.75 per share with respect to all other Series W Preferred Shares purchased by the Underwriters. All fees payable to the Underwriters will be paid on account of services rendered in connection with the offering and will be paid out of the general funds of the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Series W Preferred Shares if any Series W Preferred Shares are purchased under the Underwriting Agreement. The Underwriters have agreed not to offer, sell or deliver any Series W Preferred Shares in the United States or to U.S. persons.

The Underwriters may not, during the period of distribution under this short form prospectus, bid for or purchase Series W Preferred Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent trading activity in, or raising the price of, the Series W Preferred Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Series W Preferred Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the terms of the Underwriting Agreement, the Corporation and each of its subsidiaries shall not sell, or announce their intention to sell, nor authorize or issue, any preferred shares other than the Series W Preferred Shares during the period commencing on the date of this short form prospectus and ending 90 days after the closing date of this offering, without the prior written consent of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld.

The Underwriters are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered to be a "connected issuer" of the Underwriters under applicable Canadian securities legislation. The aggregate amount of such credit facilities available to the Corporation and its affiliates, including non-recourse debt for which the lender's recourse in the event of default is limited to the business and assets of the project in question and to the affiliate's equity therein, is approximately $1.5 billion, of which approximately $196.2 million was drawn as of September 30, 2002. The Corporation and its affiliates are in compliance with the terms of these credit facilities. The decision of each Underwriter to participate in this offering was made independently of its bank parent. None of the proceeds of this offering will be applied for the benefit of the Underwriters or any of their related issuers.

The TSX has conditionally approved the listing of the Series W Preferred Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX on or before February 17, 2003.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and the general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures and goals, the Series W Preferred Shares offered hereunder, if issued on the date hereof, would not be precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
an Act respecting insurance (Quebec)
an Act respecting trust companies and savings companies (Quebec)
Supplemental Pension Plans Act (Quebec)

In addition, in the opinion of such counsel, the Series W Preferred Shares offered hereby will, on the date of issue, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans, and will not constitute foreign property, as that term is defined in the Tax Act, for such plans.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Series W Preferred Shares is CIBC Mellon Trust Company at its principal offices in Montreal, Toronto, Calgary and Vancouver.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon by Bennett Jones LLP for the Corporation and by Blake, Cassels & Graydon LLP for the Underwriters. As at November 19, 2002, partners and associates of Bennett Jones LLP and of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of any class of securities of the Corporation. W.L. Britton and R.T. Booth are partners of Bennett Jones LLP and directors of the Corporation.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATES

Dated: November 26, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) N.C. SOUTHERN
Co-Chairman of the Board
and Chief Executive Officer

(Signed) J.A. CAMPBELL
Senior Vice President, Finance
and Chief Financial Officer

On behalf of the Board of Directors

(Signed) W.L. BRITTON
Director

(Signed) B.K. FRENCH
Director

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) AARON M. ENGEN

RBC DOMINION SECURITIES INC.

By: (Signed) TIMOTHY W. WATSON

TD SECURITIES INC.

By: (Signed) ROBERT J. MASON



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Canadian Utilities Limited

Receipt for a Preliminary Short Form Prospectus dated **November 19, 2002** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **20th** day of **November, 2002**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #**494809**



Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE
November 19, 2002

Canadian Utilities Limited Announces Debenture Issue

CALGARY, ALBERTA— Canadian Utilities Limited, an ATCO company, announced that it will issue today $100,000,000 of 6.140% Debentures maturing on November 22, 2012, at a price of $100.00 to yield 6.140%. This issue was sold by RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., and TD Securities Inc. Proceeds from the issue will be used for general corporate purposes including capital expenditures.

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies, and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

Contact: J.A. (Jim) Campbell
Senior Vice President, Finance
and Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502



CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE
November 19, 2002

Canadian Utilities Limited Enters Into Preferred Share Financing

CALGARY, ALBERTA—Canadian Utilities Limited (CU) today announced that it has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including RBC Dominion Securities Inc. and TD Securities Inc., under which the underwriters have agreed to buy 6,000,000 5.80% Cumulative Redeemable Second Preferred Shares Series W at a price of $25.00 per share, for aggregate gross proceeds of $150,000,000.

The offering is being made only in the provinces of Canada by means of a prospectus and the expected closing date of this issue is December 3, 2002. The net proceeds of this issue will be added to the general funds of CU for general corporate purposes including capital expenditures.

This media release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Cumulative Redeemable Second Preferred Shares Series W will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons.

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies, and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

Contact: J.A. (Jim) Campbell
Senior Vice President, Finance
and Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

Canadian Utilities Limited

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated November 19, 2002.

DATED at Calgary, Alberta this November 20, 2002

"Mavis Legg"
Mavis Legg, C.A.
Manager, Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project #494809

as may be approved by a Co-Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer of the Corporation, such approval to be evidenced conclusively by their signing of the preliminary short form prospectus, and a Co-Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer of the Corporation and, on behalf of the Board of Directors, any two directors other than the Co-Chairman and Chief Executive Officer signing in such capacity are authorized to sign the preliminary short form prospectus and the French language version thereof in the form so approved.

7. The preliminary short form prospectus shall be filed with the securities regulatory authorities in each of the provinces of Canada.

8. A Co-Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer of the Corporation are authorized and directed to approve on behalf of the Corporation and of this Board of Directors the English and French language versions of the final short form prospectus relating to the proposed offering of 6,000,000 Series W Second Preferred Shares, together with the documents incorporated by reference therein, such approval to be evidenced conclusively by their signing of the final short form prospectus, and a Co-Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer of the Corporation and, on behalf of the Board of Directors, any two directors other than the Co-Chairman and Chief Executive Officer signing in such capacity are authorized to sign the final short form prospectus and the French language version thereof in the form so approved.

9. The final short form prospectus shall be filed with the securities regulatory authorities in each of the provinces of Canada.

10. The appointment of CIBC Mellon Trust Company as transfer agent and registrar for the Series W Second Preferred Shares is approved, and the President and Chief Operating Officer and the Vice President, Human Resources and Corporate Secretary of the Corporation are authorized to settle the terms of and execute and deliver, on behalf of the Corporation, a transfer agency and registrar agreement with CIBC Mellon Trust Company.

11. The Corporation is authorized to make an application to list the Series W Second Preferred Shares on the Toronto Stock Exchange.

12. The draft share certificate presented to this meeting is approved as the form of share certificate for the Series W Second Preferred Shares, subject to such variations as may be approved by the President and Chief Operating Officer and the Vice President, Human Resources and Corporate Secretary of the Corporation, such approval to be evidenced conclusively by their signatures thereon.

13. An aggregate of 6,000,000 Series W Second Preferred Shares shall be issued and sold to the Underwriters in accordance with the terms of the underwriting agreement, and upon receipt by the Corporation of the entire consideration therefor, such Series W Second Preferred Shares shall be issued as fully paid and non-assessable and CIBC Mellon Trust Company, as transfer agent and registrar for the Series W Second Preferred Shares, is authorized to countersign and register a certificate representing 6,000,000 Series W Second Preferred Shares in the name of CDS & Co. or in such other name as BMO Nesbitt Burns Inc. may direct.

14. If the Series W Second Preferred Shares are issued as contemplated by the short form prospectus, a dividend on the Series W Second Preferred Shares is declared to be payable on March 1, 2003, to holders of record on February 7, 2003, in an amount per share determined as follows:

$$\$25.00 \times r \times \frac{D}{365}$$

where: r = the annual rate at which dividends are payable on the Series W Second Preferred Shares; and

D = the number of days from and including the date of issue of the Series W Second Peferred Shares to but excluding March 1, 2003.

15. Any two directors and/or officers of the Corporation are authorized and directed for and on behalf of the Corporation to execute and deliver all such documents and do all such things as such directors and/or officers may consider necessary, desirable, or useful for the purpose of giving effect to this resolution after review and approval by the Office of the Chairman and Bennett Jones LLP, such approval to be evidenced conclusively by the signatures of any two directors and/or officers of the Corporation.

****

AND I, PATRICIA SPRUIN, of the City of Calgary, in the Province of Alberta, do hereby FURTHER CERTIFY THAT, as of the date hereof, the foregoing Resolution has not been modified or rescinded and remains in full force and effect.

DATED at Calgary, Alberta, this 20th day of November, 2002.

(signed) "Patricia Spruin"
Patricia Spruin
Assistant Corporate Secretary

UNDERWRITING AGREEMENT

November 20, 2002

Canadian Utilities Limited
1600 ATCO Centre
909 – 11th Avenue S.W.
Calgary, Alberta
T2R 1N6

Attention: J.A. Campbell, Senior Vice President, Finance and Chief Financial Officer

The undersigned (collectively, the **"Underwriters"** and each individually, an **"Underwriter"**) understand that Canadian Utilities Limited (the **"Corporation"**) proposes to issue and sell to the Underwriters 6,000,000 Cumulative Redeemable Second Preferred Shares Series W of the Corporation (the **"Securities"**). Subject to the terms and conditions of this Agreement, the Underwriters severally, and not jointly, offer to purchase from the Corporation, and by its acceptance of this Agreement the Corporation agrees to deliver and sell to the Underwriters, at the Closing Time, all but not less than all of the Securities at a price of Cdn. $25.00 per Security, for an aggregate purchase price of Cdn. $150,000,000.

The Underwriters propose to distribute the Securities in all of the provinces of Canada pursuant to a prospectus. The Securities may not be distributed outside Canada, including, without limitation, in the United States of America.

DEFINITIONS

In this Agreement:

"affiliate", **"distribution"**, **"material change"**, **"material fact"**, **"misrepresentation"**, and **"subsidiary"** have the respective meanings given to them in the *Securities Act* (Alberta);

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

"AIF" means the 2001 Annual Information Form of the Corporation dated February 28, 2002;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary, Alberta;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators;

"Canadian Securities Regulators" means the applicable securities commission or regulatory authority in each of the provinces of Canada;

"Closing" means the completion of the issue and sale by the Corporation of the Securities and the purchase by the Underwriters of the Securities pursuant to this Agreement;

"Closing Date" means December 3, 2002 or such other date as the Corporation and the Underwriters may agree upon, but in any event shall not be later than December 31, 2002;

"Closing Time" means 7:00 a.m. (Calgary time) on the Closing Date or such other time as the Corporation and the Underwriters may agree upon;

"Corporation" has the meaning given to it above;

"Corporation Information" means all information in the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, and all information in the Documents Incorporated by Reference other than facts relating solely to the Underwriters and provided by the Underwriters for use in any of those documents;

"**Documents Incorporated by Reference"** means, collectively, the English and French language versions of the Corporation's:

(a) AIF;

(b) audited consolidated comparative financial statements and the notes thereto as at and for the fiscal year ended December 31, 2001, together with the auditors' report thereon;

(c) Information Circular dated March 8, 2002 except the sections entitled "Executive Compensation – Composition of the Corporate Governance – Nomination, Succession and Compensation Committee", "Executive Compensation — Report on Executive Compensation", "Executive Compensation - Performance Graph" and "Statement of Corporate Governance Practices";

(d) MD&A;

(e) the unaudited interim comparative financial statements for the nine month period ended September 30, 2002;

(f) all other documents filed subsequent to the date of this Agreement which are required to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment by Canadian Securities Laws;

"Exchange" means the Toronto Stock Exchange;

"Final MRRS Decision Document" means the document issued by the Principal Regulator under the Mutual Reliance Review System that evidences that final receipts for the Final Prospectus have been issued in each of the Qualifying Jurisdictions;

"Final Prospectus" has the meaning given to it in subparagraph 1(c);

"Financial Information" means the Corporation's annual and interim financial statements included in the Documents Incorporated by Reference together with any auditors' report thereon and the notes thereto;

"Lead Underwriter" means BMO Nesbitt Burns Inc.;

"MD&A" means management's discussion and analysis of financial condition and results of operations of the Corporation for the fiscal year ended December 31, 2001 found on pages 61 to 67 inclusive of the Corporation's annual report for the 2001 fiscal year and for the nine month period ended September 30, 2002 found on pages 2 to 10 inclusive of the Corporation's interim report for the period ended September 30, 2002;

"Mutual Reliance Review System" means the system for reviewing prospectuses and annual information forms provided for in National Policy No. 43-201 of the Canadian Securities Administrators;

"NI 44-101" means National Instrument 44-101 of the Canadian Securities Administrators;

"Preliminary MRRS Decision Document" means the document issued by the Principal Regulator under the Mutual Reliance Review System that evidences that preliminary receipts for the Preliminary Prospectus have been issued in each of the Qualifying Jurisdictions;

"Preliminary Prospectus" has the meaning given to it in subparagraph 1(b);

"Principal Regulator" means the principal regulator for the Corporation under the Mutual Reliance Review System, which is the Alberta Securities Commission;

"Prospectus Amendment" means the English and French language versions of any amendment to the Preliminary Prospectus or Final Prospectus;

"Purchase Price" means $150,000,000;

"Qualifying Jurisdictions" means all of the provinces of Canada;

"Securities" has the meaning given to it above;

"Stock Option Plan" means the stock option plan of the Corporation;

"Transfer Agent" or "Registrar and Transfer Agent" means CIBC Mellon Trust Company;

"Underwriter" and "**Underwriters"** have the respective meanings given to them above; and

"Underwriting Fee" has the meaning given to it in paragraph 5.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Compliance With Canadian Securities Laws

The Corporation covenants and agrees with the Underwriters that:

(a) the Corporation will duly and validly authorize and issue the Securities and will ensure that the Securities have the attributes described on Schedule B. The document establishing the attributes of the Securities will be acceptable, in all material respects, to the Underwriters and the Underwriters' counsel, acting reasonably.

(b) the Corporation shall file an English and French language version of the preliminary short form prospectus (the "**Preliminary Prospectus**") in each of the Qualifying Jurisdictions pursuant to the Mutual Reliance Review System on or before November 20, 2002 and shall obtain a Preliminary MRRS Decision Document dated not later than November 20, 2002;

(c) the Corporation shall, as soon as possible, fulfill all legal requirements to enable the distribution of the Securities and in any event shall satisfy any regulatory deficiencies with respect to the Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably, and file an English and French language version of the final short form prospectus (the "**Final Prospectus**") in each of the Qualifying Jurisdictions and obtain a Final MRRS Decision Document from the Principal Regulator prior to 5:00 p.m. (Calgary time) on November 26, 2002; and

(d) the Corporation shall fulfill or cause to be fulfilled to the reasonable satisfaction of the Underwriters' counsel all relevant provisions of Canadian Securities Laws that are required to be fulfilled by the Corporation to permit the distribution of the Securities in each of the Qualifying Jurisdictions, by or through the Underwriters or any other investment dealer or broker who complies with the relevant provisions of Canadian Securities Laws.

2. Due Diligence

Prior to the filing of the Preliminary Prospectus and the Final Prospectus, the Corporation shall have permitted the Underwriters to participate fully in the preparation of those documents and shall have allowed the Underwriters to complete all due diligence investigations which they reasonably require in order to fulfil their obligations as underwriters under the Canadian Securities Laws and in order to enable them responsibly to execute the certificate in the Preliminary Prospectus and the Final Prospectus required to be executed by them.

3. Deliveries

(a) **Deliveries on Filing of Preliminary Prospectus**

As soon as possible after the filing of the Preliminary Prospectus, unless previously delivered, the Corporation shall deliver to each of the Underwriters:

(i) a copy of the Preliminary Prospectus, including all Documents Incorporated by Reference, in the English language, signed and certified as required by the Canadian Securities Laws in the Qualifying Jurisdictions, other than Quebec;

(ii) a copy of the Preliminary Prospectus, including all Documents Incorporated by Reference, in the French language signed and certified as required by the Canadian Securities Laws applicable in Quebec;

(iii) a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection with the distribution of the Securities;

(iv) an opinion of Borden Ladner Gervais LLP addressed to the Underwriters, to the Corporation, to Bennett Jones LLP and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Preliminary Prospectus to the effect that the French language version of the Preliminary Prospectus, including the Documents Incorporated by Reference, except for the Financial Information and the MD&A, is in all material respects a complete and proper translation of the English language version thereof, and that such English and French language versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(v) an opinion of PricewaterhouseCoopers LLP addressed to the Underwriters, to the Corporation, to Bennett Jones LLP and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Preliminary Prospectus, to the effect that the French language versions of the Financial Information and the MD&A are in all material

respects a complete and proper translation of the English language versions thereof.

(b) **Deliveries on Filing of Final Prospectus**

No later than the time of filing of the Final Prospectus, unless previously delivered, the Corporation shall deliver to each of the Underwriters:

(i) a copy of the Final Prospectus, including all Documents Incorporated by Reference, in the English language, signed and certified as required by the Canadian Securities Laws in the Qualifying Jurisdictions, other than Quebec;

(ii) a copy of the Final Prospectus, including all Documents Incorporated by Reference, in the French language, signed and certified as required by the Canadian Securities Laws applicable in Quebec;

(iii) a copy of any other document required to be filed by the Corporation in compliance with Canadian Securities Laws in connection with the distribution of the Securities;

(iv) an opinion of Borden Ladner Gervais LLP addressed to the Underwriters, to the Corporation, to Bennett Jones LLP and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Final Prospectus to the effect that the French language version of the Final Prospectus, including the Documents Incorporated by Reference, except for the Financial Information and the MD&A, is in all material respects a complete and proper translation of the English language version thereof, and that such English and French language versions are not susceptible of any materially different interpretation with respect to any material matter contained therein;

(v) an opinion of PricewaterhouseCoopers LLP addressed to the Underwriters, to the Corporation, to Bennett Jones LLP and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the date of the Final Prospectus, to the effect that the French language versions of the Financial Information and the MD&A are in all material respects a complete and proper translation of the English language versions thereof; and

(vi) a "long form" comfort letter of PricewaterhouseCoopers LLP dated as of the date of the Final Prospectus (with the requisite procedures to be completed as of a date which is two Business Days prior to the date of the Final Prospectus) addressed to the Underwriters and the board of directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating

to the Corporation in the Final Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to any comfort letters which must be filed with the Canadian Securities Regulators pursuant to Canadian Securities Laws.

(c) **Prospectus Amendments**

Opinions or comfort letters similar to those described in paragraphs 3(a) and (b) shall be provided to the Underwriters with respect to any Prospectus Amendment filed pursuant to this Agreement and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

(d) **Commercial Copies**

The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment to be delivered to the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably request by instructions to the printer of such documents given no later than the time the Corporation authorizes the printing of the commercial copies of such documents. Such delivery shall be effected as soon as possible and, in any event, with respect to the Preliminary Prospectus before noon (local time) on November 21, 2002 and with respect to the Final Prospectus before noon (local time) on November 27, 2002. The Corporation shall cause to be provided to the Underwriters such number of copies of any Documents Incorporated by Reference in the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment as the Underwriters may reasonably request for use in connection with offering the Securities to the public. Such deliveries shall constitute the Corporation's consent to the Underwriters' use of the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment for the distribution of the Securities in compliance with the provisions of this Agreement and Canadian Securities Laws.

(e) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Underwriters may reasonably request to qualify the Securities for offering and sale under the securities laws of each Qualifying Jurisdiction and will comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Securities; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or by-laws or to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Underwriters shall:

(i) use their reasonable best efforts to complete the distribution of the Securities as promptly as possible; and

(ii) give prompt written notice to the Lead Underwriter and the Lead Underwriter will give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Securities, including the total proceeds realized in each of the Qualifying Jurisdictions and, if required, as to the distribution of the Securities for the purposes of satisfying the listing requirements of the Exchange.

4. Changes

(a) Material Change During Distribution

During the period from the date of this Agreement to the completion of distribution of the Securities, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, operations or capital of the Corporation and its subsidiaries, taken as a whole;

(ii) any material fact which has arisen or been discovered and would have been required to have been stated in the Preliminary Prospectus or Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Preliminary Prospectus or Final Prospectus, including all Documents Incorporated by Reference, which fact or change is, or may be, of such a nature as to render any statement in such document misleading or untrue or which would result in a misrepresentation in the Preliminary Prospectus or Final Prospectus or which would result in such document not complying (to the extent that such compliance is required) with Canadian Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filing and other requirements under Canadian Securities Laws or other applicable securities legislation as a result of such material fact or change. The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this paragraph.

(b) **Change in Canadian Securities Laws**

If, during the period of distribution to the public of the Securities, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction in which such filing is required.

5. Services Provided by Underwriters and Underwriting Fee

In return for the Underwriters' services in acting as financial advisors to the Corporation, in assisting in the preparation of the Preliminary Prospectus and the Final Prospectus (and any Prospectus Amendment), in advising on the final terms and conditions of the Securities, in forming and managing banking, selling or other groups for the sale of the Securities, in distributing the Securities, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Securities, the Corporation agrees to pay to the Underwriters at the Closing Time a fee of $0.25 per Security sold to institutions by Closing and $0.75 per Security for all other Securities (the "**Underwriting Fee**"). The Underwriting Fee shall be payable as provided in paragraph 6.

6. Delivery of Purchase Price, Underwriting Fee and Certificate

The purchase and sale of the Securities shall be completed at the Closing Time at the offices of Bennett Jones LLP, in Calgary, Alberta or at such other place as the Underwriters and the Corporation may agree upon. At the Closing Time, the Corporation shall deliver to the Underwriters a definitive share certificate representing the Securities registered in the name of, and a certified cheque or bank draft or such other form of payment as the Corporation and the Lead Underwriter may agree upon in the amount of the Underwriting Fee payable to or to the order of, BMO Nesbitt Burns Inc. or in such other name or names as the Lead Underwriter may notify the Corporation in writing not less than 24 hours prior to the Closing Time, against payment by the Underwriters to the Corporation of an amount equal to the Purchase Price by certified cheque or bank draft, together with a receipt signed by the Lead Underwriter for such definitive certificate and a receipt for the Underwriting Fee signed by the Lead Underwriter.

7. Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters that, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Securities:

(a) The delivery to the Underwriters of the documents referred to in paragraph 3 shall constitute a representation and warranty by the Corporation to the Underwriters that all Corporation Information contained therein and incorporated therein by reference (except any information or statements which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Final Prospectus or a Prospectus Amendment, as the case may be) are at the respective dates of delivery thereof true and correct in all material respects, contain no misrepresentation and

constitute full, true and plain disclosure of all material facts relating to the Corporation and the Securities as required by the Canadian Securities Laws, and that, with respect to such information and statements, there has been no omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(b) Except as otherwise disclosed in the Preliminary Prospectus (including the Documents Incorporated by Reference), the Corporation owns, directly or indirectly, all of the issued and outstanding shares in the capital of each of its subsidiaries. All of the shares of the subsidiaries of the Corporation owned, directly or indirectly, by the Corporation are owned free and clear of any pledge, lien, security interest, charge, claim or encumbrance of any kind except for security granted in respect of indebtedness described in the financial statements included in the Documents Incorporated by Reference.

(c) Since December 31, 2001, except as reflected in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment, neither the Corporation nor any of its subsidiaries has (a) issued any debt securities, shares of capital stock or securities convertible into or exchangeable for capital stock (except under the Stock Option Plan or the employee share purchase plan of the Corporation) of the Corporation or its subsidiaries or incurred any liabilities or obligation, direct or contingent, for borrowed money, except liabilities or obligations incurred in the ordinary course of business, or (b) declared or paid any dividend or made any distribution on any shares of its capital stock or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or otherwise acquire any shares of its capital stock.

8. Conditions

The Underwriters' obligation to purchase the Securities at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) The Underwriters shall have received at the Closing Time a legal opinion addressed to the Underwriters and to Blake, Cassels & Graydon LLP, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, dated the Closing Date from Bennett Jones LLP with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters and their counsel. In providing such opinion, Bennett Jones LLP may rely upon the opinions of local counsel where they deem such reliance proper as to laws other than those of Canada, Alberta and Ontario and, as to matters of fact, on certificates of the Transfer Agent, auditors, public and Exchange officials and officers of the Corporation.

(b) The Underwriters shall have received at the Closing Time a legal opinion of Borden Ladner Gervais LLP, in form and substance satisfactory to the Underwriters, acting reasonably, regarding compliance with the laws of Quebec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment and the certificates representing the Securities) to be delivered to purchasers in Quebec.

(c) The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters' counsel, Blake, Cassels & Graydon LLP, with respect to the matters in subparagraph 8(a). In providing such opinion Blake, Cassels & Graydon LLP shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and Alberta and, as to matters of fact, on certificates of the Corporation's registrar and transfer agent, public and Exchange officials and officers of the Corporation, and shall be entitled to rely upon the opinions of Bennett Jones LLP with respect to the matters in subparagraph 8(a) relating to the Corporation.

(d) The Underwriters shall have received at the Closing Time a "long-form" comfort letter of PricewaterhouseCoopers LLP, dated as of the Closing Date (with the requisite procedures to be completed as of a date which is two Business Days prior to the Closing Date), addressed to the Underwriters and the board of directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus or any Prospectus Amendment including all Documents Incorporated by Reference, which letter shall be in addition to the auditors' report incorporated by reference into the Final Prospectus.

(e) The Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date and signed on behalf of the Corporation by one of the co-Chief Executive Officers and the Chief Financial Officer of the Corporation or such other officers of the Corporation acceptable to the Underwriters, acting reasonably, addressed to the Underwriters certifying for and on behalf of the Corporation after having made due inquiry and after having carefully examined the Final Prospectus and any Prospectus Amendment, including all Documents Incorporated by Reference, that:

(i) since the respective dates as of which information is given (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs or capital of the Corporation and its subsidiaries, taken as a whole, and (B) no transaction has been entered into by any of the Corporation or any subsidiary which is material to the Corporation and its subsidiaries, taken as a whole, other than as disclosed in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened;

(iii) the Securities have been rated by the Dominion Bond Rating Service as Pfd-2 with a stable outlook and by Standard & Poor's as P-1 (low) with a negative outlook;

(iv) the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(v) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time.

(f) The Underwriters shall have received written confirmation that the Exchange has approved the listing of the Securities on such exchange subject only to filing of documents and evidence of satisfactory distribution in accordance with the requirements of the Exchange.

(g) The Underwriters and counsel for the Underwriters shall have received from the Corporation such further certificates, documents and other information as they may have reasonably requested.

9. Termination Rights

(a) **Litigation**

If any inquiry, action, suit, investigation or other proceeding whether formal or informal is instituted, threatened or announced or any order is made by any Canadian federal, provincial or other governmental authority or any United States federal, state or other governmental authority or by any stock exchange or other regulatory authority in relation to the Corporation or any of its subsidiaries or there is any change of law or the interpretation or administration of laws which, in the reasonable opinion of the Underwriters or any of them, operates to prevent or restrict the distribution or trading of the Securities, any of the Underwriters shall be entitled, at its option, in accordance with subparagraph 9(f), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) **Disaster Out**

If, prior to the Closing Time, there should develop, occur or come into effect any occurrence of national or international consequence or any event, action, condition, law, governmental regulation, inquiry or other development or occurrence, whether in any financial market or otherwise, of any nature

whatsoever which, in the sole opinion of any of the Underwriters, acting reasonably, seriously adversely affects or is likely to seriously adversely affect the Canadian financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole, any of the Underwriters shall be entitled, at its sole option, in accordance with subparagraph 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation any time prior to the Closing Time.

(c) **Material Change**

If, prior to the Closing Time, there should occur any material change or a change in any material fact such as is contemplated in subparagraph 4(a), which results or, in the opinion of any of the Underwriters, is reasonably expected to result, in the purchasers of a material number of Securities exercising their right under the Canadian Securities Laws to withdraw from their purchase of Securities or, in the opinion of any of the Underwriters, is reasonably expected to have a significant adverse effect on the market price or value of the Securities, any of the Underwriters shall be entitled, at its option, in accordance with subparagraph 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d) **Change in Ratings**

If, during the period from the date of this Agreement to the Closing Time, there shall occur a negative change in the rating or outlook applicable to the Securities or any of the securities of the Corporation or any of its subsidiaries by one of the statistical rating organizations or if one of such organizations shall place any of the securities of the Corporation or any of its subsidiaries on credit watch, any of the Underwriters shall be entitled, at its option, in accordance with subparagraph 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(e) **Conditions**

The Corporation agrees that all terms and conditions of this Agreement shall be construed as conditions and complied with insofar as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any material breach or failure by the Corporation to comply in all material respects with any such conditions which are for the benefit of the Underwriters shall entitle any of the Underwriters to terminate its obligations to purchase the Securities by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(f) **Exercise of Termination Rights**

The rights of termination contained in subparagraphs 9(a), (b), (c), (d) and (e) may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise after such termination under paragraphs 10, 11 and 13. A notice of termination given by an Underwriter under 9(a), (b), (c), (d) and (e) shall not be binding upon any other Underwriter.

10. Indemnity

(a) **Indemnity**

The Corporation agrees to indemnify and save harmless each of the Underwriters and each of their affiliates, directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including without limitation any legal fees or other expenses reasonably incurred by any Underwriter in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any Corporation Information contained in the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment, including the Documents Incorporated by Reference, being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state therein any fact or information required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(ii) any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein) in the Preliminary Prospectus, Final Prospectus or Prospectus Amendment, including the Documents Incorporated by Reference or any other material filed or delivered pursuant thereto or based upon any failure to comply with the Canadian Securities Laws (other than any failure or alleged failure by the Underwriters to comply), preventing or restricting the trading in or the sale or distribution of the Securities in any of the Qualifying Jurisdictions;

(iii) the material breach of any material covenants of the Corporation contained herein; or

(iv) the non-compliance or alleged non-compliance by the Corporation with any of the Canadian Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection.

In no event shall this indemnity inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased Securities or any other Indemnified Party, if a copy of the Preliminary Prospectus or Final Prospectus, as the case may be, (as then amended, if the Corporation shall have furnished any Prospectus Amendments) was not sent or given by or on behalf of such Underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Securities to such person, and if the Preliminary Prospectus or Final Prospectus, as the case may be, (as so amended) would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Notification of Claims**

If any matter or thing contemplated by this subparagraph 10(b) (any such matter or thing being referred to as a **"Claim"**) is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the **"Indemnified Party"**) will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure). The Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement or unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such Claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party or the Corporation.

(c) **Settlement Without Consent if Failure to Reimburse**

If at any time an Indemnified Party shall have requested the Corporation to reimburse the Indemnified Party for fees and expenses and the Corporation is obligated to reimburse the Indemnified Party under the foregoing provisions of this paragraph 10, the Corporation agrees that it shall be liable for any settlement of the nature contemplated by subparagraph 10(b) effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Corporation of the aforesaid request, (ii) the Corporation shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) the Corporation shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement.

(d) **Retaining Counsel**

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Corporation and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

11. Contribution

(a) **Contribution**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 10 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 10, the Corporation and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof):

(i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Securities; or

(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds from the offering (net of the Underwriting Fee but before deducting expenses) received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation on the one hand

and of the Underwriters on the other hand shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) relates to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 11 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that the claims, expenses, liabilities and losses were caused by that activity, be entitled to claim contributions therefor from any person who is not engaged in that fraud, fraudulent misrepresentation or gross negligence.

(b) **Right of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in accordance with subparagraph 11(a), and

(ii) the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement.

(d) **Notice of Claim for Contribution**

Notification to the Corporation of a Claim pursuant to subparagraph 10(b) shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e) **Right of Contribution in Favour of Others**

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 10 and 11 hereof, the Underwriters are contracting on their behalf and as agents for their affiliates, directors, officers, employees, agents and other Indemnified Parties (collectively, the **"Beneficiaries"**). In this regard each of the Underwriters shall act as trustee for the Beneficiaries of the Corporation's covenants under paragraphs 10 and 11 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

12. Severability

If any provision of paragraph 10 or 11 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

13. Expenses

The Corporation agrees to pay, or reimburse if paid by or on behalf of the Underwriters, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, all costs and expenses of the Corporation incidental to the public offering of the Securities and the performance of the obligations of the Corporation under this Agreement including, but not limited to, those relating to: (i) the fees, disbursements and expenses of the Corporation's counsel and accountants in connection with the issuance of the Securities; (ii) the preparation, printing, filing and distribution of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment and any marketing materials; (iii) the preparation and delivery of any certificates for the Securities to the Underwriters; (iv) the qualification of the Securities for offer and sale under the Canadian Securities Laws; and (v) the furnishing (including costs of shipping and mailing) to the Corporation and to the Underwriters of copies of each Preliminary Prospectus, Final Prospectus and any Prospectus Amendment and any marketing materials. The fees and disbursements of Underwriters' counsel and the Underwriters' out-of-pocket expenses shall be borne by the Underwriters except that the Underwriters shall be reimbursed for the Underwriters' reasonable expenses of forming and managing a banking and selling group and for the Underwriters' reasonable disbursements and expenses if the transactions contemplated in this Agreement are not completed for any reason whatsoever other than by reason of a default by the Underwriters.

14. Obligations

(a) **Obligation of Underwriters to Purchase**

The obligation of the Underwriters to purchase the Securities at the Closing Time shall be several and not joint and several and shall be limited to the percentage of the Securities specified opposite the name of each such Underwriter in Schedule A.

Subject to subparagraph 14(b), if one or more of the Underwriters (the **"Refusing Underwriters"**) fails or refuses to purchase its or their percentage of the Securities at the Closing Time, then the other Underwriters (the **"Continuing Underwriters"**) shall have the right, but shall not be obligated, to purchase such Securities, on a *pro rata* basis (or on such other basis as they may agree). If the number of such Securities which the Continuing Underwriters wish, but are not obliged, to purchase exceeds the number of such Securities which remain available for purchase, such Securities shall be divided *pro rata* (or on such other basis as they may agree) among the Continuing Underwriters in proportion to the percentage of Securities which such Underwriters have agreed to purchase as set out in Schedule A. If the Continuing Underwriters do not purchase all the Securities of the Refusing Underwriters, the Corporation shall be entitled to terminate its obligations under this Agreement without further liability to the Underwriters, on the one hand, or on the part of the Continuing Underwriters to the Corporation, on the other hand, except in respect of any liability which may have arisen or may arise under paragraphs 10, 11 and 13. Nothing in this subparagraph shall relieve any Refusing Underwriter from liability to the Corporation.

(b) **Rights to Purchase of the Other Underwriters**

If one or more but not all of the Underwriters shall exercise their right of termination under paragraph 9, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Securities which would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the number of such Securities which the remaining Underwriters wish, but are not obliged, to purchase exceeds the number of such Securities which remain available for purchase, such Securities shall be divided *pro rata* (or on such other basis as they may agree) among the Underwriters desiring to purchase such Securities in proportion to the percentage of Securities which such Underwriters have agreed to purchase as set out in Schedule A. Nothing in this subparagraph shall oblige the Corporation to sell to the Underwriters less than all of the Securities.

(c) **Relief of Underwriters**

If one or more Underwriters (**"Defaulting Underwriters"**) do not purchase their percentage of the total number of Securities at the Closing Time and the remaining Underwriters that are willing and able to purchase their own percentage of the total number of Securities do not purchase the Securities that would otherwise have been purchased by the Defaulting Underwriters, the remaining Underwriters shall be relieved, without liability, of their obligation to purchase their percentage of the total number of Securities on submission to the Corporation of reasonable evidence of their ability and willingness to fulfil their obligations hereunder at the Closing Time.

15. Concurrent Offerings

The Corporation and each of its subsidiaries shall not for a period of 90 days after the Closing Date, without the prior written consent of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld, sell, or announce its intention to sell, nor authorize or issue, or announce its intention to authorize or issue, any preferred shares other than the Securities.

16. Survival of Representations and Warranties

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Securities shall survive the purchase of the Securities and shall continue in full force and effect unaffected by any subsequent disposition of the Securities by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment, or the distribution of the Securities.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta.

19. Funds

All funds referred to in this Agreement shall be in Canadian dollars unless otherwise indicated.

20. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement shall be in writing addressed to the Corporation at:

Canadian Utilities Limited
1600 ATCO Centre
909 – 11th Avenue S.W.
Calgary, Alberta
T2R 1N6

Facsimile: 403.292.7507
Attention: Senior Vice President, Finance and Chief Financial Officer

or if to an Underwriter to the addresses set out in Schedule A or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

21. Authority of Lead Underwriter

The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with paragraph 20 or any agreement entered into by or on behalf of the Underwriters by the Lead Underwriter, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of: (i) any consent to a settlement pursuant to subparagraph 10(b), which consent shall be given by the Indemnified Party; (ii) a notice of termination pursuant to paragraph 9, which notice may be given by any of the Underwriters; or (iii) any waiver pursuant to subparagraph 9(e), which waiver must be signed by all of the Underwriters. The Lead Underwriter shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

22. Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

23. Schedules

Schedules A and B are incorporated herein by reference and form part of this Agreement.

24. Entire Agreement

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning them to BMO Nesbitt Burns Inc. upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

BMO NESBITT BURNS INC.

By: *"Aaron M. Engen"*
Aaron M. Engen

RBC DOMINION SECURITIES INC.

By: *"Timothy W. Watson"*
Timothy W. Watson

TD SECURITIES INC.

By: *"Robert J. Mason"*
Robert J. Mason

The foregoing offer is accepted and agreed to as of the date first above written.

Yours very truly,

CANADIAN UTILITIES LIMITED

By: *"C.O. Twa"*
C.O. Twa, President and Chief Operating Officer

By: *"J.A. Campbell"*
J.A. Campbell, Senior Vice President, Finance and Chief Financial Officer

SCHEDULE A

1. Underwriters

The Underwriters and their addresses are:	% of Securities being purchased
BMO Nesbitt Burns Inc. 1400, Canada Trust Tower 421 – 7th Street S.W. Calgary, Alberta T2P 4K9 Attention: Aaron M. Engen Fax: (403) 515-1535	40
RBC Dominion Securities Inc. 11th Floor, Bankers Hall West 888 - 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Timothy W. Watson Fax: (403) 299-6901	40
TD Securities Inc. 800 Home Oil Tower 324 – 8th Avenue S.W. Calgary, AB T2P 2Z2 Attention: Robert J. Mason Fax: (403) 292-2776	20
	100%

SCHEDULE B

ATTRIBUTES OF SECURITIES

CUMULATIVE REDEEMABLE SECOND PREFERRED SHARES SERIES W

Issuer:	Canadian Utilities Limited (the "Corporation").
Issue:	5.80% Cumulative Redeemable Second Preferred Shares Series W (the "Preferred Shares").
Issue Size:	$150,000,000.
Issue Price:	$25.00 per Preferred Share.
Dividends:	Fixed, cumulative, preferential cash dividends will be payable quarterly at an annual rate of 5.80% on the first day of March, June, September, and December of each year. The initial dividend, if declared, will be paid on March 1, 2003 in the amount of $0.3496 per Preferred Share, based upon an anticipated closing date of December 3, 2002.
Redemption:	The Preferred Shares will not be redeemable by the Corporation prior to March 1, 2008. On and after this date, the Preferred Shares will be redeemable at the option of the Corporation, in whole at any time or in part from time to time on not less than 30 nor more than 60 days prior notice, by the payment of an amount in cash for each such share so redeemed of $26.00 per share if redeemed during the 12 months commencing March 1, 2008, $25.75 per share if redeemed during the 12 months commencing March 1, 2009, $25.50 per share if redeemed during the 12 months commencing March 1, 2010, $25.25 per share if redeemed during the 12 months commencing March 1, 2011 and $25.00 per share commencing March 1, 2012 and thereafter, in each case together with the costs of purchase and all accrued and unpaid dividends to but excluding the date of redemption.
Purchase for Cancellation:	The Corporation may at any time or from time to time purchase for cancellation all or any part of the Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.

Priority:	The Preferred Shares will rank junior to the Series Preferred Shares and in priority to the Class A non-voting shares and the Class B common shares and on a parity with any further series of Series Second Preferred Shares with respect to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Corporation.
Use of Proceeds:	The net proceeds from the offering will be used to finance the Corporation's capital expenditures and for other general corporate purposes.
Eligibility:	Eligible for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Income Tax Act (Canada).
Listing:	Application will be made to list the Preferred Shares on the Toronto Stock Exchange.
Ratings:	DBRS: Pfd–2, with a stable outlook S&P: P-1 (low), with a negative outlook
Tax on Preferred Shares:	The Corporation will elect to pay tax under Part VI.1 such that holders of Preferred Shares will not be required to pay tax on dividends received on such shares under Part IV.1.
Form of Offering:	"Bought deal" by way of short-form prospectus to be filed in all the provinces of Canada.
Commission:	1.0% to certain institutions and 3.0% on all other sales.
Closing:	On or about December 3, 2002.

Preliminary Short Form Prospectus

New Issue | **November 19, 2002**



CANADIAN UTILITIES LIMITED

An ***ATCO*** Company

$150,000,000
(6,000,000 shares)
Cumulative Redeemable Second Preferred Shares Series W

The Cumulative Redeemable Second Preferred Shares Series W (the "Series W Preferred Shares") of Canadian Utilities Limited (the "Corporation") will be entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of the Corporation, at a rate of $1.45 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year. Assuming an issue date of December 3, 2002, the first dividend, if declared, will be payable March 1, 2003, in the amount of $0.3496 per share.

On or after March 1, 2008, the Corporation may, at its option on not less than 30 nor more than 60 days' prior notice, redeem for cash the Series W Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing March 1, 2008, at $25.75 per share if redeemed during the 12 months commencing March 1, 2009, at $25.50 per share if redeemed during the 12 months commencing March 1, 2010, at $25.25 per share if redeemed during the 12 months commencing March 1, 2011, and at $25.00 per share if redeemed on and after March 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.

The Corporation has applied to list the Series W Preferred Shares distributed under this short form prospectus on the Toronto Stock Exchange (the "TSX"). Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. In the opinion of counsel, the Series W Preferred Shares would, if issued on the date hereof, qualify for investment under certain statutes as set forth under "Eligibility for Investment".

Price: $25.00 per share to yield 5.80% per annum

	Price to Public	Underwriters' Fee (1)	Net Proceeds to Corporation (1)
Per Series W Preferred Share	$25.00	$0.75	$24.25
Total	$150,000,000	$4,500,000	$145,500,000

Note:

(1) *The Underwriters' Fee for the Series W Preferred Shares is $0.25 for each such share sold to certain institutions by closing of the offering and $0.75 per share for all other Series W Preferred Shares purchased by the Underwriters. The Underwriters' Fee indicated in the table assumes that no Series W Preferred Shares are sold to such institutions.*

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., and TD Securities Inc. (the "Underwriters"), as principals, conditionally offer the Series W Preferred Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about December 3, 2002, and in any event not later than December 31, 2002. A book-entry only certificate representing the Series W Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the closing of this offering. The Corporation understands that a purchaser of Series W Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series W Preferred Shares are purchased.

The Underwriters are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered a "connected issuer" of the Underwriters under applicable securities legislation. See "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities Limited at 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone: (403) 292-7500). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities Limited at the above-mentioned address and telephone number.

The following documents of the Corporation are specifically incorporated by reference in this short form prospectus:

(a) the annual information form dated February 28, 2002;

(b) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2001;

(c) management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001;

(d) the comparative interim financial statements for the nine month period ended September 30, 2002;

(e) management's discussion and analysis of financial condition and results of operations for the nine month period ended September 30, 2002; and

(f) the management proxy circular dated March 8, 2002, except the sections entitled "Composition of the Corporate Governance – Nomination, Succession and Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars filed by the Corporation after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

SUMMARY OF THE OFFERING

The following is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this short form prospectus.

Issuer:	Canadian Utilities Limited.
Issue:	6,000,000 Cumulative Redeemable Second Preferred Shares Series W.
Amount:	$150,000,000.
Price and Yield:	$25.00 per Series W Preferred Share, to yield 5.80% per annum.
Dividends:	Holders of Series W Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends of $1.45 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. Assuming an issue date of December 3, 2002, the first dividend, if declared, will be payable March 1, 2003 in the amount of $0.3496 per Series W Preferred Share.
Redemption:	On and after March 1, 2008, the Corporation may, at its option, on not less than 30 days nor more than 60 days prior notice, redeem for cash the Series W Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing March 1, 2008, at $25.75 per share if redeemed during the 12 months commencing March 1, 2009, at $25.50 per share if redeemed during the 12 months commencing March 1, 2010, at $25.25 per share if redeemed during the 12 months commencing March 1, 2011, and at $25.00 per share if redeemed on and after March 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.
Purchase for Cancellation:	The Corporation may at any time or times purchase for cancellation all or any part of the Series W Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.
Priority:	The Series W Preferred Shares will rank junior to the Series Preferred Shares (none of which are outstanding) and in priority to the Class A non-voting shares and the Class B common shares and on a parity with any further series of Series Second Preferred Shares with respect to the payment of any dividends and the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation.
Earnings Coverages:	For the 12 months ended December 31, 2001: 2.37 times. For the 12 months ended September 30, 2002: 2.96 times.
Ratings:	Standard & Poor's: P-1(low) with a negative outlook. Dominion Bond Rating Service: Pfd-2 with a stable outlook.
Tax on Preferred Share Dividends:	The Corporation will elect, in the manner and within the time provided under Part VI.1 of the *Income Tax Act* (Canada) (the "Tax Act"), to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that corporate holders of Series W Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on the Series W Preferred Shares. See "Canadian Federal Income Tax Considerations" for a summary of the principal Canadian federal income tax considerations generally applicable to certain holders of Series W Preferred Shares.
Use of Proceeds:	The estimated net proceeds to be received by the Corporation from the sale of the Series W Preferred Shares are $145,500,000, before deducting the estimated expenses of the offering and assuming that no Series W Preferred Shares are sold to institutions. The net proceeds will be added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.
CDS Book-Entry:	A book-entry only certificate representing the Series W Preferred Shares distributed hereunder will be issued in registered form only to CDS or its nominee and will be deposited with CDS on the closing of this offering. The Corporation understands that a purchaser of Series W Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series W Preferred Shares are purchased.

THE CORPORATION

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927 and was continued under the Canada Business Corporations Act on August 15, 1979. The address of the Corporation's registered office is 20th Floor, 10035 - 105 Street, Edmonton, Alberta T5J 2V6. The address of the Corporation's principal office is 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

INTERCORPORATE RELATIONSHIPS

The following chart identifies the principal subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their voting securities beneficially owned or over which control or direction is exercised by the Corporation.



Canadian Utilities Limited (Canada)
CU Inc. (Canada) (100%)
ATCO Gas and Pipelines Ltd. (Alberta) (100%)
ATCO Electric Ltd. (Canada) (100%)
Alberta Power (2000) Ltd. (Canada) (100%)
ATCO Power Ltd. (Canada) (100%)
ATCO Midstream Ltd. (Canada) (100%)
ATCO Frontec Corp. (Alberta) (100%)
ATCO I-Tek Business Services Ltd. (Canada) (100%)

Note:
(1) All of the non-voting shares of each of the above corporations are directly or indirectly owned by the Corporation.

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in regulated natural gas and electric energy operations, primarily in Alberta, and in related non-regulated operations. Regulated operations are conducted by ATCO Electric Ltd. and the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. Also included in regulated operations are the generating plants of Alberta Power (2000) Ltd. which were regulated by the AEUB until December 31, 2000, but which are now governed by legislatively mandated purchase power arrangements ("PPAs") approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

The Corporation has four Business Groups: Utilities, Power Generation, Logistics and Energy Services and Technologies.

The Utilities Business Group includes the distribution of natural gas by the ATCO Gas division of ATCO Gas and Pipelines Ltd., the distribution and transmission of electric energy by ATCO Electric Ltd., The Yukon Electrical Company Limited, Northland Utilities (NWT) Limited and Northland Utilities (Yellowknife) Limited and the transmission and distribution of water by CU Water Limited.

The Power Generation Business Group includes the supply of electricity and cogeneration steam by ATCO Power Ltd. and Alberta Power (2000) Ltd.

The Logistics and Energy Services Business Group includes the regulated transportation of natural gas by the ATCO Pipelines division of ATCO Gas and Pipelines Ltd., the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream Ltd. and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec Corp.

The Technologies Business Group includes the development, operation and support of information systems and technologies by the ATCO I-Tek division of the Corporation, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services Ltd., the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies Ltd. and the manufacturing of wood preservation products by Genics Inc.

RECENT DEVELOPMENTS

On November 19, 2002, CU Inc. agreed to issue $50 million of 4.801% Debentures maturing on November 22, 2007, at a price of $100, and $150 million of 6.145% Debentures maturing on November 22, 2017, at a price of $100. These issues were sold by RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. Proceeds from these issues will be used to repay outstanding indebtedness, to fund capital expenditures and for other general corporate purposes.

On November 19, 2002, the Corporation agreed to issue $100 million of 6.14% Debentures maturing on November 22, 2012, at a price of $100. This issue was sold by RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. Proceeds from this issue will be used for general corporate purposes including capital expenditures.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"). The Corporation understands that an administration order is similar to a Chapter 11 bankruptcy filing in the United States. TXU Europe has a long term offtake agreement for 27.5% of the power produced by the Barking generating station, a 1,000 megawatt plant in London, England, in which the Corporation, through Barking Power Limited, has a 25.5% equity interest. Barking Power Limited is seeking advice as to the various courses of action available to it, including compensation, in relation to the offtake agreement with TXU Europe. The Barking generating station will continue to supply 725 megawatts of power under long term contracts. It is anticipated that the 275 megawatts of power previously supplied to TXU Europe will become merchant power.

USE OF PROCEEDS

The estimated net proceeds to be received by the Corporation from the sale of the Series W Preferred Shares are $145,500,000, before deducting the estimated expenses of the offering and assuming that no Series W Preferred Shares are sold to institutions. The net proceeds will be added to the general funds of the Corporation to be used for general corporate purposes including capital expenditures.

SHARE CAPITAL OF THE CORPORATION

The authorized share capital of the Corporation consists of 150,000 Series Preferred Shares issuable in series, an unlimited number of Series Second Preferred Shares issuable in series and an unlimited number of Class A non-voting shares and Class B common shares.

Series Preferred Shares

The Series Preferred Shares are entitled, in priority to the Series Second Preferred Shares and the Class A non-voting shares and Class B common shares, to fixed cumulative preferential cash dividends and, in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, to the amount paid up thereon and accrued and unpaid dividends and, if such action is voluntary, the premiums payable on redemption, if any.

The Series Preferred Shares are subject to redemption on 30 days' notice and are non-voting except upon the failure of the Corporation to pay dividends on any such shares for a period of 18 months, in which case the holders of all such shares are entitled to one vote per share and to elect at meetings of shareholders at which directors are elected just under one-half of the directors of the Corporation.

The provisions attaching to the Series Preferred Shares stipulate that no shares ranking junior to the Series Preferred Shares may be retired unless all dividends then payable on the Series Preferred Shares shall have been declared and paid.

Two series of Series Preferred Shares aggregating 65,000 shares have been designated and issued to date, all of which have been redeemed and cancelled.

Series Second Preferred Shares

An unlimited number of Series Second Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions attaching thereto as may be determined by the directors. Seven series of Series Second Preferred Shares aggregating 13,460,105 shares ($336.5 million) are currently outstanding. The Series Second Preferred Shares as a class have, among others, provisions to the following effect.

The Series Second Preferred Shares rank junior to the Series Preferred Shares but are, with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, entitled to preference over the Class A non-voting shares and the Class B common shares and any other shares of the Corporation ranking junior to the Series Second Preferred Shares. The Series Second Preferred Shares may also be given such other preference over the Class A non-voting shares and the Class B common shares and any other junior shares as may be determined for any series authorized to be issued.

The Series Second Preferred Shares of each series rank equally with the Series Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

The holders of the Series Second Preferred Shares are not entitled as such (except as provided in any series) to any voting rights nor to receive notice of or to attend shareholders' meetings unless dividends on the Series Second Preferred Shares of any series are in arrears to the extent of eight quarterly dividends or four half-yearly dividends, as the case may be, whether or not consecutive. Until all arrears of dividends have been paid, such holders will be entitled to receive notice of and to attend all shareholders' meetings at which directors are to be elected (other than separate meetings of holders of another class of shares) and to one vote in respect of each Series Second Preferred Share held.

The class provisions attaching to the Series Second Preferred Shares may be amended with the written approval of all the holders of the Series Second Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for the purpose and at which a quorum is present.

Class B Common Shares

Holders of Class B common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and are entitled to one vote in respect of each Class B common share held. The Class B common shares rank equally with the Class A non-voting shares with respect to the payment of dividends and the distribution

of assets upon the liquidation, dissolution or winding-up of the Corporation. Each Class B common share may at any time and from time to time, at the option of the holder, be converted into one Class A non-voting share.

Class A Non-Voting Shares

Holders of the Class A non-voting shares are entitled:

(a) to receive notice of, to attend and participate in discussions at meetings of shareholders, but are not, except where expressly required by law, entitled to vote at meetings of shareholders;

(b) in the circumstances described below, and subject to changes in the exchange ratio, to exchange their Class A non-voting shares for Class B common shares on the basis of one Class A non-voting share for each Class B common share; and

(c) subject to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation, to share equally, share for share, with the holders of the Class B common shares in all dividends declared by the Corporation on the Class A non-voting shares and the Class B common shares and to receive, pari passu with the holders of the Class B common shares, the remaining property of the Corporation upon dissolution.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of the Corporation, holders of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right to exchange shall be deemed never to have existed. In addition, holders of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of the Corporation. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering.

DETAILS OF THE OFFERING

The Series W Preferred Shares will have attached thereto the series provisions summarized below.

Dividends

Holders of Series W Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends of $1.45 per share per annum, to accrue from the date of original issue, payable quarterly on the first day of March, June, September and December of each year, if, as and when declared by the Board of Directors. Assuming an issue date of December 3, 2002, the first dividend, if declared, will be payable March 1, 2003 in the amount of $0.3496 per Series W Preferred Share.

Redemption

The Series W Preferred Shares will not be redeemable before March 1, 2008, but will be redeemable for cash on and after that date at the option of the Corporation, in whole at any time or in part from time to time, on not less than 30 days nor more than 60 days prior notice, at $26.00 per share if redeemed during the 12 months commencing March 1, 2008, at $25.75 per share if redeemed during the 12 months commencing March 1, 2009, at $25.50 per share if redeemed during the 12 months commencing March 1, 2010, at $25.25 per share if redeemed during the 12 months commencing March 1, 2011, and at $25.00 per share if redeemed on and after March 1, 2012, in each case together with all accrued and unpaid dividends to but excluding the date of redemption.

If less than all of the then outstanding Series W Preferred Shares are at any time to be redeemed, then the particular shares to be redeemed shall be selected by lot or may be redeemed on a pro rata basis.

Purchase for Cancellation

Subject to the provisions described under "Restrictions on Dividends and Retirement of Shares", the Corporation may at any time or times purchase for cancellation all or any part of the Series W Preferred Shares on the open market, by private agreement or otherwise at the lowest price or prices at which in the opinion of the Board of Directors of the Corporation such shares are obtainable.

Creation or Issue of Additional Shares

So long as any Series W Preferred Shares are outstanding the Corporation shall not, without the prior approval of the holders of the Series W Preferred Shares given in the specified manner, create or issue any shares ranking prior to or on a parity with the Series W Preferred Shares with respect to repayment of capital or payment of dividends, provided that the Corporation may without such approval, if all dividends then payable on the Series W Preferred Shares shall have been paid, issue additional series of Series Second Preferred Shares.

Restrictions on Dividends and Retirement of Shares

So long as any of the Series W Preferred Shares are outstanding, the Corporation shall not:

(a) declare or pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series W Preferred Shares) on the Class A non-voting shares or Class B common shares or any other shares of the Corporation ranking junior to the Series W Preferred Shares with respect to payment of dividends,

(b) call for redemption, purchase, reduce or otherwise pay off any shares of the Corporation ranking junior to the Series W Preferred Shares with respect to repayment of capital or with respect to payment of dividends, or

(c) call for redemption or purchase or reduce or otherwise pay off less than all the Series W Preferred Shares and all the Series Preferred Shares and all other preferred shares ranking prior to or on a parity with the Series W Preferred Shares then outstanding with respect to payment of dividends

unless all dividends up to and including the dividends payable on the last preceding respective dividend payment dates on the Series W Preferred Shares and on the Series Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series W Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series W Preferred Shares shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid cumulative preferential dividends thereon and, if such liquidation, dissolution, winding-up or distribution is voluntary, a premium of $1.00 per share if such event commences prior to March 1, 2008, and, if such event commences thereafter, a premium equivalent to the premium payable on redemption if such shares were to be redeemed at the date of commencement of any such voluntary liquidation, dissolution, winding-up or distribution, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of any Class A non-voting shares or Class B common shares or other shares ranking junior to the Series W Preferred Shares. After payment to the holders of the Series W Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Tax Election

The Corporation will elect in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that corporate holders of Series W Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on the Series W Preferred Shares. See "Canadian Federal Income Tax Considerations".

Modification

The series provisions attaching to the Series W Preferred Shares may be amended with the written approval of all the holders of the Series W Preferred Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.

DEPOSITORY SERVICES

Except as otherwise provided below, the Series W Preferred Shares will be issued in "book-entry only" form and must be purchased, transferred, converted or redeemed through participants ("Participants") in the depository service of CDS or its nominee. Each of the Underwriters is a Participant. On the closing of this offering, the Corporation will cause a global certificate or certificates representing the Series W Preferred Shares to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Series W Preferred Shares will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. The Corporation understands that each purchaser of Series W Preferred Shares will receive a customer confirmation of purchase from the registered dealer from which the Series W Preferred Shares are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Series W Preferred Shares. Reference in this short form prospectus to a holder of Series W Preferred Shares means, unless the context otherwise requires, the owner of the beneficial interest in the Series W Preferred Shares.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Series W Preferred Shares and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then Series W Preferred Shares will be issued in fully registered form to the owners of the beneficial interests in such Series W Preferred Shares or their nominees.

EARNINGS COVERAGES

The Corporation's dividend requirements on all of its preferred shares, after giving effect to the issue of the Series W Preferred Shares to be distributed pursuant to this short form prospectus and adjusted to a pre-tax equivalent using an effective income tax rate of 39.23%, amounted to $42.3 million for the 12 months ended December 31, 2001. The Corporation's interest requirements for the 12 months then ended amounted to $218.2 million. The Corporation's earnings before interest, income taxes and preferred share dividends for the 12 months ended December 31, 2001 were $616.7 million, which is 2.37 times the Corporation's aggregate dividend and interest requirements for this period.

The Corporation's dividend requirements on all of its preferred shares, after giving effect to the issue of the Series W Preferred Shares to be distributed pursuant to this short form prospectus and adjusted to a pre-tax equivalent using an effective income tax rate of 37.11%, amounted to $41.2 million for the 12 months ended September 30, 2002. The Corporation's interest requirements for the 12 months then ended amounted to $194.1 million. The Corporation's earnings before interest, income taxes and preferred share dividends for the 12 months ended September 30, 2002 were $696.6 million, which is 2.96 times the Corporation's aggregate dividend and interest requirements for this period.

RATINGS

The Series W Preferred Shares are rated P-1 (low) with a negative outlook by Standard & Poor's, a division of the McGraw-Hill Companies ("S&P"), and Pfd-2 with a stable outlook by Dominion Bond Rating Service ("DBRS").

A P-1 rating by S&P is the highest of five categories S&P uses in its Canadian preferred share rating scale. "High" and "low" grades may be used to indicate the relative standing of a credit within a particular rating category. A Pfd-2 rating by DBRS is the second highest of five categories granted by DBRS for preferred shares and is granted to companies presenting satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold securities. Either of the foregoing ratings may be revised or withdrawn at any time by the rating organization.

RISK FACTORS

A prospective purchaser of Series W Preferred Shares should carefully consider the following investment considerations before making a decision to purchase the Series W Preferred Shares, as well as the other information contained in this short form prospectus and the documents incorporated by reference herein, including, in particular, the information described under the heading "Business Risks" in the Corporation's management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2001.

Prevailing yields on similar securities will affect the market value of the Series W Preferred Shares. Assuming all other factors remain unchanged, the market value of the Series W Preferred Shares will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline. Real or anticipated changes in credit ratings on the Series W Preferred Shares may affect the market value of the Series W Preferred Shares.

The Series W Preferred Shares are equity capital of the Corporation which rank equally with other Series Second Preferred Shares of the Corporation in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation's assets must be used to pay liabilities and other debt before payments may be made on Series W Preferred Shares and other preferred shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable, at the date hereof, to a prospective purchaser of Series W Preferred Shares who, for the purposes of the Tax Act, is resident in Canada, will hold the Series W Preferred Shares as capital property and deals at arm's length with the Corporation and is not affiliated with the Corporation. Series W Preferred Shares acquired by "financial institutions", as defined in the Tax Act for purposes of the "mark-to-market" rules, will generally not be held as capital property by such purchasers. Purchasers who do not hold their Series W Preferred Shares as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and such regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposals") and counsels' understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not otherwise take into account or anticipate any changes in law or in the administrative practices of the CCRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Proposals will be enacted in their current form or at all.

Dividends

Dividends (including deemed dividends) received on the Series W Preferred Shares by an individual will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on the Series W Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series W Preferred Shares are "taxable preferred shares" as defined in the Tax Act. The terms of the Series W Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that corporate holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series W Preferred Shares.

A "private corporation", as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual or a related group of individuals, will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Series W Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A holder who disposes of or is deemed to dispose of Series W Preferred Shares (on the redemption of such shares or otherwise) will generally realize a capital gain (or sustain a capital loss) to the extent that the holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Corporation of Series W Preferred Shares will generally not be included in computing the holder's proceeds of disposition for purposes of computing the capital gain or loss arising on the disposition of such Series W Preferred Shares. If the holder is a corporation, any capital loss arising on a disposition of a Series W Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series W Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

One-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the holder's taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to a liability for alternative minimum tax. Taxable capital gains of a "Canadian-controlled private corporation", as defined in the Tax Act, may be subject to an additional refundable tax at a rate of 6 2/3%.

Redemption

If the Corporation redeems Series W Preferred Shares, or otherwise acquires or cancels Series W Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Tax Act. Generally, the difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

PLAN OF DISTRIBUTION

Under an agreement dated November 19, 2002 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed to purchase on

December 3, 2002, or on such later date as may be agreed upon, but in any event not later than December 31, 2002, all but not less than all of the Series W Preferred Shares at a price of $25.00 per share, payable in cash to the Corporation against delivery of the Series W Preferred Shares, and the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series W Preferred Share for shares sold to certain institutions by closing of the offering and $0.75 per share with respect to all other Series W Preferred Shares purchased by the Underwriters. All fees payable to the Underwriters will be paid on account of services rendered in connection with the offering and will be paid out of the general funds of the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Series W Preferred Shares if any Series W Preferred Shares are purchased under the Underwriting Agreement. The Underwriters have agreed not to offer, sell or deliver any Series W Preferred Shares in the United States or to U.S. persons.

The Underwriters may not, during the period of distribution under this short form prospectus, bid for or purchase Series W Preferred Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent trading activity in, or raising the price of, the Series W Preferred Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Series W Preferred Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the terms of the Underwriting Agreement, the Corporation and each of its subsidiaries shall not sell, or announce their intention to sell, nor authorize or issue, any preferred shares other than the Series W Preferred Shares during the period commencing on the date of this short form prospectus and ending 90 days after the closing date of this offering, without the prior written consent of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld.

The Underwriters are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered to be a "connected issuer" of the Underwriters under applicable Canadian securities legislation. The aggregate amount of such credit facilities available to the Corporation and its affiliates, including non-recourse debt for which the lender's recourse in the event of default is limited to the business and assets of the project in question and to the affiliate's equity therein, is approximately $1.5 billion, of which approximately $196.2 million was drawn as of September 30, 2002. The Corporation and its affiliates are in compliance with the terms of these credit facilities. The decision of each Underwriter to participate in this offering was made independently of its bank parent. None of the proceeds of this offering will be applied for the benefit of the Underwriters or any of their related issuers.

The Corporation has applied to list the Series W Preferred Shares distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and the general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures and goals, the Series W Preferred Shares offered hereunder, if issued on the date hereof, would not be precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
an Act respecting insurance (Quebec)
an Act respecting trust companies and savings companies (Quebec)
Supplemental Pension Plans Act (Quebec)

In addition, in the opinion of such counsel, the Series W Preferred Shares offered hereby will, on the date of issue, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans, and will not constitute foreign property, as that term is defined in the Tax Act, for such plans.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Series W Preferred Shares is CIBC Mellon Trust Company at its principal offices in Montreal, Toronto, Calgary and Vancouver.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon by Bennett Jones LLP for the Corporation and by Blake, Cassels & Graydon LLP for the Underwriters. As at November 19, 2002, partners and associates of Bennett Jones LLP and of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of any class of securities of the Corporation. W.L. Britton and R.T. Booth are partners of Bennett Jones LLP and directors of the Corporation.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATES

Dated: November 19, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) N.C. SOUTHERN
Co-Chairman of the Board
and Chief Executive Officer

(Signed) J.A. CAMPBELL
Senior Vice President, Finance
and Chief Financial Officer

On behalf of the Board of Directors

(Signed) W.L. BRITTON
Director

(Signed) B.K. FRENCH
Director

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) AARON M. ENGEN

RBC DOMINION SECURITIES INC.

By: (Signed) TIMOTHY W. WATSON

TD SECURITIES INC.

By: (Signed) ROBERT J. MASON

ATCO
GROUP

Corporate Office

November 4, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commissions des valeurs mobilières du Québec
Office of the Administrator of Securities – New Brunswick
Nova Scotia Securities Commission
Registrar of Securities – Price Edward Island
Securities Division – Newfoundland
The Toronto Stock Exchange

RE: Canadian Utilities Limited
Third Quarter Interim Report

Canadian Utilities Limited has received confirmation that the Third Quarter Interim Report for the period ended September 30, 2002, was mailed on November 4, 2002, to all shareholders of the Corporation including all non-registered shareholders whose names are maintained on the Corporation's Supplemental Mailing List.

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
P. Spruin
Assistant Corporate Secretary

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

CANADIAN UTILITIES LIMITED
An ATCO Company

INTERIM REPORT

Corporate Head Office: 1600, 909 - 11th Ave S.W., Calgary, AB, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532 www.canadian-utilities.com

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

TO THE SHARE OWNERS:

Canadian Utilities Limited reported earnings for the nine months ended September 30, 2002 of $231.5 million ($3.65 per share), which included $66.7 million ($1.05 per share) from the sale of the Viking-Kinsella natural gas producing property. Comparative earnings for the corresponding period in 2001 were $165.4 million ($2.61 per share). The sale of the Viking-Kinsella property is one of the long term strategies adopted by Canadian Utilities to dispose of non-productive assets to enhance share owners' value.

Increased earnings were primarily due to the gain on the sale of the Viking-Kinsella property and the impact of 17.4% colder than normal temperatures, compared to 9.8% warmer than normal temperatures for 2001, in ATCO Gas, and stronger operational results in ATCO Midstream and ATCO Frontec. These increases were partially offset by lower earnings in ATCO Power due to lower Alberta power pool prices.

Revenues for the nine months ended September 30, 2002 were $2,024.2 million compared to $2,855.5 million in 2001 primarily due to lower cost purchases of natural gas made for customers on a "no margin" basis and lower costs of power purchased for customers.

Cash flow from operations was $334.5 milllion for the nine months ended September 30, 2002 compared to $374.9 million in 2001. This decrease was partly due to lower earnings in power generation operations. In addition, ATCO Gas refunded to customers a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million reduced cash flow from operations in the first quarter of 2002. These decreases were partially offset by the effect of colder temperatures in ATCO Gas and higher earnings in ATCO Midstream.

Earnings for the three months ended September 30, 2002 were $44.4 million ($0.70 per share) compared to $41.2 million ($0.65 per share) for the corresponding period in 2001. Increased earnings were primarily due to stronger results in ATCO Midstream and ATCO Frontec.

Revenues in the three months ended September 30, 2002 were $536.3 million compared to $574.2 million in the previous year. This decrease was primarily due to lower costs of power purchased for customers.

Cash flow from operations was $101.3 million for the three months ended September 30, 2002 compared to $103.2 million in 2001. This decrease was primarily due to lower earnings in ATCO Power, partially offset by higher earnings in ATCO Midstream.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.



N.C. Southern
Co-Chairman & Chief Executive Officer



R.D. Southern
Co-Chairman & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the comparative interim financial statements for the nine months ended September 30, 2002, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative financial statements for the year ended December 31, 2001. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 5 to the comparative interim financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares"), and earnings and diluted earnings per Class A and Class B share were as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars except per share data) (unaudited)			
Revenues	**536.3**	574.2	**2,024.2**	2,855.5
Earnings attributable to Class A and Class B shares (1) (2)	**44.4**	41.2	**231.5**	165.4
Earnings per Class A and Class B share (1) (2)	**0.70**	0.65	**3.65**	2.61
Diluted earnings per Class A and Class B share (1) (2)	**0.70**	0.65	**3.64**	2.60

Notes:
(1) There were no discontinued operations or extraordinary items during these periods.
(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Earnings attributable to Class A and Class B shares for the three months ended September 30, 2002, were $44.4 million, compared to $41.2 million for the corresponding period in 2001. This increase was primarily due to the impact of colder temperatures and stronger results from ATCO Midstream and ATCO Frontec, partially offset by lower interest income on lower cash balances. Earnings for the nine months ended September 30, 2002, were $231.5 million, compared to $165.4

million for the corresponding period in 2001. This increase was primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property") on January 3, 2002, the impact of colder temperatures and stronger results from ATCO Midstream and ATCO Frontec, partially offset by lower prices received for electricity sold to the Alberta power pool and lower interest income on lower cash balances. The sale of the Viking property increased earnings by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operation, maintenance and administration expenses and franchise fee costs) for the three months ended September 30, 2002, were $359.9 million, compared to $409.0 million for the corresponding period in 2001. This decrease was largely the result of lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool. Operating expenses for the nine months ended September 30, 2002, were $1,448.3 million, compared to $2,265.8 million for the corresponding period in 2001. This decrease was largely the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool.

Depreciation and depletion expenses for the three and nine months ended September 30, 2002, were $58.5 million and $176.4 million, respectively, compared to $56.2 million and $176.6 million for the corresponding periods in 2001. These variances were primarily due to capital additions in 2002 and 2001 and depreciation adjustments associated with the sale of the Viking property.

Interest expense for the three and nine months ended September 30, 2002, was $46.6 million and $138.8 million, respectively, compared to $48.9 million and $150.3 million for the corresponding periods in 2001. These decreases were principally due to lower interest rates associated with higher cost debt refinanced in 2001.

Interest and other income for the three months ended September 30, 2002, was $7.0 million, compared to $14.0 million for the corresponding period in 2001. This decrease was primarily due to reduced interest income on lower cash balances. Interest and other income for the nine months ended September 30, 2002, was $128.2 million, compared to $34.7 million for the corresponding period in 2001. This increase was primarily due to a $108.5 million gain on the sale of the Viking property, partially offset by lower interest income on lower cash balances.

Income taxes for the three months ended September 30, 2002, were $29.6 million, compared to $28.6 million for the corresponding period in 2001. This increase was primarily due to higher earnings, partially offset by lower income tax rates. Income taxes for the nine months ended September 30, 2002, were $144.4 million, compared to $119.3 million for the corresponding period in 2001. This increase was primarily due to income taxes of $41.8 million on the sale of the Viking property, partially offset by a refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property and lower income tax rates.

Segmented revenues for the three and nine months ended September 30, 2002, were as follows:

Business Groups	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**251.1**	323.5	**1,240.1**	1,987.6
Power Generation	**141.0**	140.5	**418.8**	489.9
Logistics and Energy Services	**211.9**	147.3	**648.4**	679.5
Other Businesses	**26.1**	26.9	**75.3**	81.3
Corporate	**3.0**	3.0	**8.9**	9.2
Intersegment	**(96.8)**	(67.0)	**(367.3)**	(392.0)
Total	**536.3**	574.2	**2,024.2**	2,855.5

Segmented earnings attributable to Class A shares and Class B shares for the three and nine months ended September 30, 2002, were as follows:

Business Groups	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**1.1**	4.2	**120.9**	41.5
Power Generation	**18.9**	19.7	**51.9**	74.9
Logistics and Energy Services	**17.6**	11.4	**45.0**	35.5
Other Businesses	**3.6**	2.5	**8.0**	6.8
Corporate	**1.0**	0.2	**(0.6)**	1.2
Intersegment	**2.2**	3.2	**6.3**	5.5
Total	**44.4**	41.2	**231.5**	165.4

Utilities

Revenues from utilities operations for the three months ended September 30, 2002, were $251.1 million, compared to $323.5 million for the corresponding period in 2001. This decrease was primarily due to lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool, partially offset by the impact of colder temperatures. Revenues from utilities operations for the nine months ended September 30, 2002, were $1,240.1 million, compared to $1,987.6 million for the corresponding period in 2001. This decrease was primarily the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool, partially offset by the impact of colder temperatures. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply and purchased power costs recorded as an expense is based on the forecast cost of natural gas and electricity included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or

collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings.

Earnings for the three months ended September 30, 2002, were $1.1 million, compared to $4.2 million for the corresponding period in 2001. This decrease was primarily due to lower interest income on lower cash balances and the impact of the AEUB decisions respecting affiliated party transactions, partially offset by the impact of colder temperatures. Temperatures (as measured in degree days) in the three months ended September 30, 2002, were 16.3% colder than normal, whereas temperatures in the three months ended September 30, 2001, were 50.3% warmer than normal. Earnings for the nine months ended September 30, 2002, were $120.9 million, compared to $41.5 million for the corresponding period in 2001. Of this increase, $66.7 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of approximately $40 million, was sold for $550 million. In accordance with a decision of the AEUB, the proceeds from the sale were shared between ATCO Gas' north division customers and the Corporation. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. The balance of the increase in earnings from utilities operations was primarily due to the impact of colder temperatures, partially offset by lower interest income on lower cash balances. Temperatures in the nine months ended September 30, 2002, were 17.4% colder than normal, whereas temperatures in the nine months ended September 30, 2001, were 9.8% warmer than normal.

Power Generation

Revenues from power generation operations for the three months ended September 30, 2002, were $141.0 million, compared to $140.5 million for the corresponding period in 2001, essentially unchanged. Revenues from power generation operations for the nine months ended September 30, 2002, were $418.8 million, compared to $489.9 million for the corresponding period in 2001. This decrease was primarily the result of lower prices received for electricity sold to the Alberta power pool and lower natural gas fuel supply costs recovered in revenues. Power pool prices for the three and nine months ended September 30, 2002, averaged $34.58 and $38.06 per megawatt hour, respectively, compared to average prices of $43.42 and $82.86 for the corresponding periods in 2001. Natural gas prices for the three and nine months ended September 30, 2002, averaged $2.97 and $3.33 per gigajoule, respectively, compared to average prices of $3.07 and $5.75 for the corresponding periods in 2001.

Earnings for the three and nine months ended September 30, 2002, were $18.9 million and $51.9 million, respectively, compared to $19.7 million and $74.9 million for the corresponding periods in 2001. These decreases were primarily the result of lower prices received for electricity sold to the Alberta power pool, partially offset by lower operating costs.

During the third quarter, Brighton Beach Power L.P., a limited partnership formed by ATCO Power and Ontario Power Generation Inc., announced the completion of a $403 million private bond and term debt financing for its 580 megawatt power project under construction at Brighton Beach in Windsor, Ontario.

ATCO Power currently has six other power projects in construction which have either been completed in 2002 or are scheduled for completion in the first quarter of 2003 having an estimated cost of approximately $790 million, of which ATCO Power's share is approximately $450 million. These costs are approximately 7% above original cost estimates, primarily due to items including

a tight labour and engineering market in Alberta, increased equipment costs, financing costs and unfavorable foreign exchange. A portion of the additional capital costs will be recovered over the term of the commercial contracts.

Logistics and Energy Services

Revenues from logistics and energy services operations for the three months ended September 30, 2002, were $211.9 million, compared to $147.3 million for the corresponding period in 2001. This increase was primarily due to higher volumes of natural gas purchased for ATCO Midstream's customers. Revenues from logistics and energy services operations for the nine months ended September 30, 2002, were $648.4 million, compared to $679.5 million for the corresponding period in 2001. This decrease was primarily due to lower prices for natural gas purchased for ATCO Midstream's and ATCO Pipelines' customers, partially offset by higher volumes of natural gas purchased for ATCO Midstream's customers and higher revenues from additional work in ATCO Frontec projects.

Earnings for the three and nine months ended September 30, 2002, were $17.6 million and $45.0 million, respectively, compared to $11.4 million and $35.5 million for the corresponding periods in 2001. These increases were largely due to improved operations in ATCO Midstream and ATCO Frontec projects.

Other Businesses

Earnings from other businesses for the three and nine months ended September 30, 2002, were $3.6 million and $8.0 million, respectively, compared to $2.5 million and $6.8 million for the corresponding periods in 2001.

REGULATORY MATTERS

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001, remain substantially unchanged, except for the following recent developments.

On April 16, 2002, the AEUB issued a decision which determined that the electric generation pricing offer strategy utilized by ATCO Electric in 2000 resulted in higher costs to customers than necessary. The decision resulted in a $4.2 million refund to customers. As the decision related to power generation operations, it has been recognized in the Power Generation Business Group, with $3.5 million included in the 2001 results and the balance in the second quarter of 2002.

In December 2000, the province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and permitting ATCO Electric to sell these deferred costs and related rights. On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. Generally accepted accounting principles require that this transaction be accounted for as a financing arrangement rather than a sale. Accordingly, the cash received results in the recording of an obligation rather

than a reduction of deferred electricity costs. The obligation bears interest at 3.3975% which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers. ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs, and CU Inc. has provided a performance guarantee with respect thereto.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million and subsequently issued a decision allocating $4.1 million of the proceeds to customers. A leave to appeal this decision was granted on July 12, 2002.

On July 2, 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines. The AEUB found, among other things, that the proposed facilities were not needed and would violate AEUB policy on proliferation.

On July 26, 2002, the AEUB issued a decision regarding affiliated party transactions within the ATCO Group. In addition, on July 30, 2002, the AEUB issued a decision regarding the Corporation's application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliated companies. The effect of these decisions was to reduce earnings attributable to Class A and Class B shares for the three and nine months ended September 30, 2002 by $9.8 million, of which $8.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.

In August 2002, ATCO Electric filed a general tariff application with the AEUB for the 2003, 2004 and 2005 test years, and ATCO Gas filed a general rate application for the 2003 and 2004 test years.

On September 16, 2002, ATCO Gas filed an application with the AEUB requesting approval of the sale of the Beaverhill Lake and Fort Saskatchewan natural gas production assets for $31.5 million. The anticipated closing date of the sale is January 1, 2003.

On September 17, 2002, the AEUB issued a decision with respect to the distribution of $6.4 million of proceeds associated with the Westlock et al and Lloydminster production assets sold by ATCO Gas in 2001. ATCO Gas has filed an application for leave to appeal the level of proceeds allocated to customers. The application has been deferred until a decision on the Calgary Stores Block appeal has been received.

On September 30, 2002, the AEUB established a process to consider the use of a generic cost of capital methodology for electric and natural gas utilities in Alberta. A hearing is scheduled for the second quarter of 2003 to further consider this matter.

In August 2002, the government of Alberta announced further changes to utility legislation in order to improve the environment for competition in the province. The government announced it intends to introduce a new Electric Utilities Act in the spring of 2003 and revise the Gas Utilities Act to bring consumer choice for both gas and electricity into closer alignment.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, preferred shares and common equity. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing. Utility rates designed to recover financing costs and depreciation over the useful life of the utility assets assure the availability of funds for debt interest and retirement, and preferred share dividends and redemption.

Cash flow from operations for the three months ended September 30, 2002, was $101.3 million, compared to $103.2 million for the corresponding period in 2001. This decrease was primarily due to lower earnings in power generation operations, partially offset by higher earnings in logistics and energy services operations. Cash flow from operations for the nine months ended September 30, 2002, was $334.5 million, compared to $374.9 million for the corresponding period in 2001. This decrease was principally due to lower earnings in power generation operations and a refund of $20.6 million to customers of amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking property, partially offset by higher earnings in logistics and energy services operations.

Investing for the three months ended September 30, 2002, was $142.8 million, compared to $136.8 million for the corresponding period in 2001. This increase was largely due to lower contributions by utility customers for extensions to plant. Investing for the nine months ended September 30, 2002, was $272.8 million, compared to $397.1 million for the corresponding period in 2001. This decrease was largely due to the sale of the Viking property and lower capital expenditures. Capital expenditures for the three months ended September 30, 2002, were $146.8 million, compared to $154.1 million for the corresponding period in 2001. This decrease was primarily due to lower investment in power generation projects. Capital expenditures for the nine months ended September 30, 2002, were $414.6 million, compared to $497.2 million for the corresponding period in 2001. This decrease was primarily due to lower investment in power generation projects and regulated natural gas transmission projects, partially offset by increased investment in regulated electric transmission projects.

During the three months ended September 30, 2002, the Corporation issued $127.9 million of non-recourse long term debt, $65.9 million of the deferred electricity cost obligation and $2.2 million of notes payable and redeemed $12.5 million of recourse long term debt and $16.0 million of non-recourse long term debt, resulting in a net increase of $167.5 million. During the nine months ended September 30, 2002, the Corporation issued $168.2 million of non-recourse long term debt, $65.9 million of the deferred electricity cost obligation and $2.6 million of notes payable and redeemed $41.1 million of recourse long term debt and $39.2 million of non-recourse long term debt, resulting in a net increase of $156.4 million.

On October 15, 2002, the Corporation redeemed all of its outstanding 12.00% Debentures 1987 Series at an aggregate redemption cost of $125,000,000. The redemption was financed by short term borrowings and cash on hand.

During the three months ended September 30, 2002, the Corporation's cash and short term investments increased by $113.5 million to $291.2 million. Most of this increase was due to the

issue of the deferred electricity cost obligation and the issue of non-recourse long term debt for the Brighton Beach project, partially offset by unfunded capital expenditures. During the nine months ended September 30, 2002, the Corporation's cash and short term investments increased by $37.6 million. This increase was primarily due to the issue of the deferred electricity cost obligation and the issue of non-recourse long term debt for the Brighton Beach project, partially offset by the payment of income taxes on the disposition of the Milner generating station and unfunded capital expenditures.

At September 30, 2002, the Corporation had credit lines totaling $1,223.1 million, comprised of $393.0 million on a long term committed basis by the lenders, $625.0 million on a short term committed basis and $205.1 million on an uncommitted basis. At September 30, 2002, $312.3 million of long term committed credit lines, $607.8 million of short term committed credit lines and $194.8 million of uncommitted credit lines were available to be drawn.

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $216.2 million at September 30, 2002, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2002, the Corporation filed a notice of intention to make a normal course issuer bid for the purchase of up to 3% of its outstanding Class A shares during the period May 20, 2002, to May 19, 2003. To date, no shares have been purchased pursuant to this normal course issuer bid.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001, remain substantially unchanged, except for the following recent developments.

During the third quarter, the government of Canada announced its intention to ratify the Kyoto Protocol. The Corporation is unable to determine what impact, if any, the ratification will have on its operations as the implementation plan has not yet been released by the government. It is anticipated that the Corporation's PPAs relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

TXU Europe Power Ltd. has a 13.475% equity interest in the 1,000 megawatt Barking generating station in London, England, a plant in which Canadian Utilities has a 25.5% equity interest. TXU Europe Energy Trading Ltd. has a long term offtake agreement for 27.5% of the power produced by the station. TXU Europe Group Plc has guaranteed the performance of TXU Europe Energy Trading Ltd. under the offtake agreement. TXU Corp. has announced that TXU Europe is negotiating with key creditor groups to promptly determine the feasibility of operating as a going enterprise for the benefit of its creditors. TXU Europe has offered to make proposals to long term creditors and commercial counterparties which Barking Power will evaluate. Neither TXU

Europe Power Ltd. or TXU Europe Energy Trading Ltd. has defaulted in payment under their respective agreements relating to the Barking generating station. Debt financing for the Barking generating station was obtained through non-recourse project financing facilities.

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River plant in its production of electricity is now at an all time low. If the water level continues to fall, curtailed production from this plant could result in 2003.

October 22, 2002

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited, Millions of Canadian Dollars except per share data)

		Three Months Ended September 30		Nine Months Ended September 30	
	Note	**2002**	2001	**2002**	2001
Revenues	1	**$ 536.3**	$ 574.2	**$2,024.2**	$2,855.5
Costs and expenses					
Natural gas supply		**115.5**	110.3	**633.6**	1,188.7
Purchased power		**32.9**	73.4	**126.8**	309.8
Operation, maintenance and administration	1	**199.6**	210.6	**618.3**	665.6
Depreciation and depletion		**58.5**	56.2	**176.4**	176.6
Interest		**39.6**	42.1	**116.4**	129.7
Interest on non-recourse long term debt		**7.0**	6.8	**22.4**	20.6
Franchise fees		**11.9**	14.7	**69.6**	101.7
		465.0	514.1	**1,763.5**	2,592.7
		71.3	60.1	**260.7**	262.8
Interest and other income	2	**7.0**	14.0	**128.2**	34.7
Earnings before income taxes		**78.3**	74.1	**388.9**	297.5
Income taxes		**29.6**	28.6	**144.4**	119.3
Net earnings		**48.7**	45.5	**244.5**	178.2
Dividends on equity preferred shares		**4.3**	4.3	**13.0**	12.8
Earnings attributable to Class A and Class B shares		**44.4**	41.2	**231.5**	165.4
Retained earnings at beginning of period		**1,261.9**	1,083.7	**1,136.9**	1,022.6
		1,306.3	1,124.9	**1,368.4**	1,188.0
Dividends on Class A and Class B shares		**31.1**	29.8	**93.2**	89.3
Direct charges		**-**	0.1	**-**	3.7
Retained earnings at end of period		**$1,275.2**	$1,095.0	**$1,275.2**	$1,095.0
Earnings per Class A and Class B share	4	**$ 0.70**	$ 0.65	**$ 3.65**	$ 2.61
Diluted earnings per Class A and Class B share	4	**$ 0.70**	$ 0.65	**$ 3.64**	$ 2.60
Dividends paid per Class A and Class B share		**$ 0.49**	$ 0.47	**$ 1.47**	$ 1.41

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	September 30 2002	September 30 2001	December 31 2001
ASSETS		(Unaudited)		(Audited)
Current assets				
Cash and short term investments		**$ 291.2**	$ 399.7	$ 253.6
Accounts receivable		**295.6**	309.1	439.6
Inventories		**109.7**	147.5	117.1
Income taxes recoverable		**0.2**	-	-
Future income taxes		-	42.0	1.9
Deferred natural gas costs		**11.0**	-	3.9
Deferred electricity costs		**42.4**	0.5	27.4
Prepaid expenses		**31.2**	23.3	16.4
		781.3	922.1	859.9
Property, plant and equipment		**4,575.6**	4,235.7	4,362.9
Security deposits for debt		**25.8**	23.8	23.6
Deferred electricity costs		-	89.4	21.6
Other assets		**140.0**	108.2	124.3
		$5,522.7	$5,379.2	$5,392.3
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 13.5**	$ 18.3	$ 11.7
Accounts payable and accrued liabilities		**335.4**	381.7	451.6
Deferred natural gas cost recoveries		-	101.0	-
Income taxes payable		-	114.1	105.5
Future income taxes		**7.0**	-	-
Notes payable	1	**7.2**	165.5	4.6
Deferred electricity cost obligation	3	**65.9**	-	-
Non-recourse long term debt due within one year		**32.4**	29.9	37.3
		461.4	810.5	610.7
Future income taxes		**209.2**	201.3	205.0
Deferred electricity cost recoveries		**7.5**	-	-
Other deferred credits		**74.8**	61.8	66.6
Long term debt		**1,816.3**	1,873.4	1,855.9
Non-recourse long term debt		**828.3**	494.6	673.8
Equity preferred shares		**336.5**	336.5	336.5
Class A and Class B share owners' equity				
Class A and Class B shares	4	**509.5**	506.7	506.7
Retained earnings		**1,275.2**	1,095.0	1,136.9
Foreign currency translation adjustment		**4.0**	(0.6)	0.2
		1,788.7	1,601.1	1,643.8
		$5,522.7	$5,379.2	$5,392.3

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited, Millions of Canadian Dollars)

	Note	Three Months Ended September 30		Nine Months Ended September 30	
		2002	2001	**2002**	2001
Operating activities					
Earnings attributable to Class A and Class B shares		**$ 44.4**	$ 41.2	**$ 231.5**	$ 165.4
Non-cash items included in earnings					
Depreciation and depletion		**58.5**	56.2	**176.4**	176.6
Future income taxes		**0.8**	12.1	**(1.6)**	36.6
Gain on sale of natural gas producing property - net of current income taxes	2	**-**	-	**(66.7)**	-
Other - net		**(2.4)**	(6.3)	**(5.1)**	(3.7)
Cash flow from operations		**101.3**	103.2	**334.5**	374.9
Changes in non-cash working capital		**(1.4)**	24.6	**(100.8)**	356.9
		99.9	127.8	**233.7**	731.8
Investing activities					
Capital expenditures		**(146.8)**	(154.1)	**(414.6)**	(497.2)
Sale of natural gas producing property - net of current income taxes	2	**-**	-	**106.9**	-
Proceeds (cost) on disposal of other property, plant and equipment		**(0.3)**	(0.8)	**0.7**	76.2
Contributions by utility customers for extensions to plant		**5.3**	12.2	**19.9**	27.3
Non-current deferred electricity costs		**12.0**	8.7	**29.1**	(3.4)
Changes in non-cash working capital		**(6.6)**	(3.2)	**(3.5)**	-
Other		**(6.4)**	0.4	**(11.3)**	-
		(142.8)	(136.8)	**(272.8)**	(397.1)
Financing activities					
Change in notes payable		**2.2**	22.0	**2.6**	(31.6)
Change in deferred electricity cost obligation		**65.9**	-	**65.9**	-
Issue of long term debt		**-**	0.6	**-**	35.5
Issue of non-recourse long term debt		**127.9**	32.3	**168.2**	159.2
Repayment of long term debt		**(12.5)**	(21.0)	**(41.1)**	(26.1)
Repayment of non-recourse long term debt		**(16.0)**	(12.7)	**(39.2)**	(26.3)
Issue of Class A shares		**-**	-	**2.8**	0.3
Dividends paid to Class A and Class B share owners		**(31.1)**	(29.8)	**(93.2)**	(89.3)
Changes in non-cash working capital		**8.7**	(0.4)	**8.1**	(1.3)
Income tax reassessment		**-**	-	**-**	(13.1)
Other		**(1.9)**	(1.4)	**(3.4)**	0.9
		143.2	(10.4)	**70.7**	8.2
Foreign currency translation		**3.7**	5.5	**4.2**	1.8
Cash position*					
Increase (decrease)		**104.0**	(13.9)	**35.8**	344.7
Beginning of period		**173.7**	395.3	**241.9**	36.7
End of period		**$ 277.7**	$ 381.4	**$ 277.7**	$ 381.4

** Cash position is defined as cash and short term investments less current bank indebtedness, and includes $102.3 million (2001 - $87.1 million) which is only available for use in joint ventures.*

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2001 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2001, except as described below.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the balance sheet classification of callable debt obligations and debt obligations expected to be refinanced. Notes payable, previously classified as long term, are now classified as current liabilities. Long term debt due within one year that can be re-financed with existing long term credit facilities continues to be classified as long term.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. This change in accounting had the following effect:

a) The recommendations encourage the adoption of the fair value based method of accounting for stock options but permit other methods of accounting, including the accounting policy followed by the Corporation in its financial statements for the year ended December 31, 2001. The Corporation has chosen to retain its existing accounting policy whereby no compensation expense is recognized upon the granting or exercise of stock options. While the recommendations require expense recognition for options that may be settled in cash or other assets, the Corporation no longer repurchases stock options effective January 1, 2002.

   Had the Corporation adopted the fair value based method of accounting for stock options, there would have been no effect on reported earnings or earnings per share for the three and nine months ended September 30, 2002.

b) Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the market price of the Canadian Utilities Limited Class A non-voting shares and the ATCO Ltd. Class I Non-Voting shares over the base value of the rights. Prior to January 1, 2002, compensation expense was determined on the basis of the difference between the greater of the market price of the Canadian Utilities Limited Class A non-voting shares and the ATCO Ltd. Class I Non-Voting shares or the 12 month average market price thereof over the base value of the rights. This accounting change had no effect on earnings or earnings per share for the three and nine months ended September 30, 2002.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the "Reporting of Revenue Gross as a Principal Versus Net as an Agent". This change in accounting resulted in a reduction of revenues and a reduction of operation, maintenance and administration expenses of $3.5 million for the three months ended September 30, 2001 and $10.7 million for the nine months ended September 30, 2001.

1. Financial statement presentation (continued)

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and nine months ended September 30, 2002 and September 30, 2001 are not necessarily indicative of operations on an annual basis.

Certain 2001 figures have been reclassified to conform to the current presentation.

2. Interest and other income

On January 3, 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board ("AEUB") decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million was distributed to customers of record as of March 2, 2002 by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. This sale increased earnings by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

3. Deferred electricity cost obligation

In December 2000, the province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and permitting ATCO Electric to sell these deferred costs and related rights.

On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. Generally accepted accounting principles require that this transaction be accounted for as a financing arrangement rather than a sale. Accordingly, the cash received results in the recording of an obligation rather than a reduction of deferred electricity costs. The obligation bears interest at 3.3975% which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers.

ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs, and CU Inc. has provided a performance guarantee with respect thereto.

4. Class A and Class B shares

There are 40,095,794 (2001 – 39,819,519) Class A non-voting shares and 23,314,791 (2001 – 23,497,016) Class B common shares outstanding on September 30, 2002. In addition, there are 936,400 options to purchase Class A non-voting shares outstanding at September 30, 2002 under the Corporation's stock option plan. Subsequent to September 30, 2002, 13,000 options were granted; as of October 22, 2002, there were no other changes to shares outstanding or under option.

4. Class A and Class B shares (continued)

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
Weighted-average shares outstanding	**63,410,552**	63,316,482	**63,382,353**	63,314,520
Effect of dilutive stock options	**310,749**	295,271	**316,575**	299,804
Weighted-average diluted shares outstanding	**63,721,301**	63,611,753	**63,698,928**	63,614,324

5. Segmented information

Nine months ended **September 30, 2002** September 30, 2001	Utilities	Power Generation	Logistics & Energy Services	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$1,177.8**	**$ 418.8**	**$420.0**	**$ 7.0**	**$ 0.6**	**$ -**	**$2,024.2**
	$1,892.2	$ 489.9	$465.5	$ 7.3	$ 0.6	$ -	$2,855.5
Revenues – intersegment	**62.3**	**-**	**228.4**	**68.3**	**8.3**	**(367.3)**	**-**
	95.4	-	214.0	74.0	8.6	(392.0)	-
Revenues	**$1,240.1**	**$ 418.8**	**$648.4**	**$75.3**	**$ 8.9**	**$(367.3)**	**$2,024.2**
	$1,987.6	$ 489.9	$679.5	$81.3	$ 9.2	$(392.0)	$2,855.5
Earnings attributable to Class A and Class B shares	**$ 120.9**	**$ 51.9**	**$ 45.0**	**$ 8.0**	**$ (0.6)**	**$ 6.3**	**$ 231.5**
	$ 41.5	$ 74.9	$ 35.5	$ 6.8	$ 1.2	$ 5.5	$ 165.4
Total assets	**$2,422.9**	**$2,110.5**	**$837.1**	**$44.0**	**$114.8**	**$ (6.6)**	**$5,522.7**
	$2,533.1	$2,029.9	$780.4	$37.0	$ 17.3	$ (18.5)	$5,379.2

Three months ended **September 30, 2002** September 30, 2001	Utilities	Power Generation	Logistics & Energy Services	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$230.6**	**$141.0**	**$161.6**	**$ 2.9**	**$0.2**	**$ -**	**$536.3**
	$307.1	$140.5	$123.6	$ 2.8	$0.2	$ -	$574.2
Revenues – intersegment	**20.5**	**-**	**50.3**	**23.2**	**2.8**	**(96.8)**	**-**
	16.4	-	23.7	24.1	2.8	(67.0)	-
Revenues	**$251.1**	**$141.0**	**$211.9**	**$26.1**	**$3.0**	**$(96.8)**	**$536.3**
	$323.5	$140.5	$147.3	$26.9	$3.0	$(67.0)	$574.2
Earnings attributable to Class A and Class B shares	**$ 1.1**	**$ 18.9**	**$ 17.6**	**$ 3.6**	**$1.0**	**$ 2.2**	**$ 44.4**
	$ 4.2	$ 19.7	$ 11.4	$ 2.5	$0.2	$ 3.2	$ 41.2

6. Regulatory matters

On July 26, 2002, the AEUB issued a decision regarding affiliated party transactions within the ATCO Group. In addition, on July 30, 2002, the AEUB issued a decision regarding the Corporation's application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliated companies. The effect of these decisions was to reduce earnings attributable to Class A and Class B shares for the three and nine months ended September 30, 2002 by $9.8 million, of which $8.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.

CANADIAN UTILITIES LIMITED

Exhibit to Consolidated Financial Statements
For the Twelve Months Ended September 30, 2002

(unaudited)

Earnings Coverage

The earnings coverage ratio for the twelve months ended September 30, 2002 was 3.57 times.

ATCO
GROUP

Corporate Office

July 31, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commissions des valeurs mobilières du Québec
Office of the Administrator of Securities – New Brunswick
Nova Scotia Securities Commission
Registrar of Securities – Price Edward Island
Securities Division – Newfoundland
The Toronto Stock Exchange

RE: Canadian Utilities Limited
Second Quarter Interim Report

Canadian Utilities Limited has received confirmation that the Second Quarter Interim Report for the period ended June 30, 2002, was mailed on July 30, 2002, to all shareholders of the Corporation including all non-registered shareholders who completed and returned a Supplemental Mail List Card in accordance with National Policy Statement No. 41.

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
P. Spruin
Assistant Corporate Secretary

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

CANADIAN UTILITIES LIMITED
An ATCO Company

INTERIM REPORT

Corporate Head Office: 1500, 909 - 11th Ave S.W., Calgary, AB, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532 www.canadian-utilities.com

FOR THE SIX MONTHS ENDED JUNE 30, 2002

TO THE SHARE OWNERS:

Canadian Utilities Limited reported earnings for the six months ended June 30, 2002 of $187.1 million ($2.95 per share), which included $66.7 million ($1.05 per share) from the sale of the Viking-Kinsella natural gas producing property. Comparative earnings for the corresponding period in 2001 were $124.2 million ($1.96 per share).

The gain on the sale of the Viking-Kinsella property and the impact of 17.5% colder than normal temperatures, compared to 6.7% warmer than normal temperatures for 2001, were the major contributors to higher earnings in ATCO Gas and were partially offset by lower earnings in ATCO Power due to lower Alberta power pool prices.

Revenues in the first six months of 2002 were $1,487.9 million compared to $2,281.3 million in 2001 primarily due to lower cost purchases of natural gas made for customers on a "no margin" basis and lower costs of power purchased for customers.

Cash flow from operations was $233.2 million for the six months ended June 30, 2002 compared to $271.7 million in 2001. This decrease was due to lower earnings in power generation operations and, in addition, ATCO Gas refunded to customers a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million reduced cash flow from operations in the first quarter of 2002.

Earnings for the three months ended June 30, 2002 were $42.9 million ($0.67 per share) on revenues of $640.1 million compared with earnings of $45.1 million ($0.71 per share) on revenues of $848.8 million in the previous year. Cash flow from operations for the three months ended June 30, 2002 was $99.9 million compared to $112.6 million in 2001.

On June 20, ATCO announced a $1 million donation for a new learning centre at the Royal Tyrrell Museum in Drumheller, Alberta. The donation, which reinforces ATCO's commitment to Alberta communities, will enable the ATCO Tyrrell Learning Centre to expand the museum's education programs in Drumheller and across the province.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.



N.C. Southern
Co-Chairman & Chief Executive Officer



R.D. Southern
Co-Chairman & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") for the three and six months ended June 30, 2002 and 2001, should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this interim report, Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and related notes contained in the 2001 annual report, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited consolidated financial statements and related notes contained in the interim report for the three months ended March 31, 2002. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 4 to the unaudited consolidated financial statements contained in this interim report). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares"), and earnings and diluted earnings per Class A and Class B share were as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars except per share data) (unaudited)			
Revenues	640.1	848.8	1,487.9	2,281.3
Earnings attributable to Class A and Class B shares (1) (2)	42.9	45.1	187.1	124.2
Earnings per Class A and Class B share (1) (2)	0.67	0.71	2.95	1.96
Diluted earnings per Class A and Class B share (1) (2)	0.67	0.71	2.94	1.95

Notes:
(1) There were no discontinued operations or extraordinary items during these periods.
(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Earnings attributable to Class A and Class B shares for the three months ended June 30, 2002, were $42.9 million compared to $45.1 million for the corresponding period in 2001. This decrease was primarily due to lower prices received for electricity sold to the Alberta power pool. Earnings for the six months ended June 30, 2002, were $187.1 million compared to $124.2 million for the corresponding period in 2001. This increase was primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property") on January 3, 2002. This sale increased earnings by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operation, maintenance and administration expenses and franchise fee costs) for the three and six months ended June 30, 2002, were $462.9 million and $1,088.4 million, respectively, compared to $672.1 million and $1,856.8 million for the corresponding periods in 2001. These decreases were largely the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool.

Depreciation and depletion expenses for the three months ended June 30, 2002, were $58.1 million, compared to $56.2 million for the corresponding period in 2001. This increase was primarily due to capital additions in 2002 and 2001. Depreciation and depletion expenses for the six months ended June 30, 2002, were $117.9 million, compared to $120.4 million for the corresponding period in 2001. This decrease was primarily due to depreciation adjustments associated with the sale of the Viking property, partially offset by capital additions in 2001 and 2002.

Interest expense for the three and six months ended June 30, 2002, was $44.8 million and $92.2 million, respectively, compared to $51.3 million and $101.4 million for the corresponding periods in 2001. These decreases were principally due to lower interest rates associated with debt refinanced in 2001.

Interest and other income for the three months ended June 30, 2002, was $5.4 million, compared to $11.6 million for the corresponding period in 2001. This decrease was primarily due to reduced interest income on lower cash balances. Interest and other income for the six months ended June 30, 2002, was $121.2 million, compared to $20.7 million for the corresponding period in 2001. Of this increase, $108.5 million was due to the gain on the sale of the Viking property.

Income taxes for the three months ended June 30, 2002, were $32.4 million, compared to $31.4 million for the corresponding period in 2001. This increase was primarily due to income tax reassessments related to resource allowance calculations in utilities operations, partially offset by lower income tax rates. Income taxes for the six months ended June 30, 2002, were $114.8 million, compared to $90.7 million for the corresponding period in 2001. This increase was primarily due to income taxes of $41.8 million on the sale of the Viking property, partially offset by lower income tax rates.

Segmented revenues for the three and six months ended June 30, 2002 were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**402.8**	571.6	**989.0**	1,664.1
Power Generation	**131.9**	162.8	**277.8**	349.4
Logistics and Energy Services	**207.5**	212.8	**436.5**	532.2
Other Businesses	**24.3**	29.8	**49.2**	58.5
Corporate	**2.9**	3.1	**5.9**	6.2
Intersegment	**(129.3)**	(131.3)	**(270.5)**	(329.1)
Total	**640.1**	848.8	**1,487.9**	2,281.3

Segmented earnings attributable to Class A shares and Class B shares for the three and six months ended June 30, 2002 were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**11.7**	4.6	**119.8**	37.3
Power Generation	**15.4**	27.4	**33.0**	55.2
Logistics and Energy Services	**11.8**	9.7	**27.4**	24.1
Other Businesses	**2.2**	2.4	**4.4**	4.3
Corporate	**(0.4)**	(0.1)	**(1.6)**	1.0
Intersegment	**2.2**	1.1	**4.1**	2.3
Total	**42.9**	45.1	**187.1**	124.2

Utilities

Revenues from utilities operations for the three and six months ended June 30, 2002, were $402.8 million and $989.0 million, respectively, compared to $571.6 million and $1,664.1 million for the corresponding periods in 2001. These decreases were primarily the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool, partially offset by the impact of colder temperatures. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply and purchased power costs recorded as an expense is based on the forecast cost of natural gas and electricity included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings.

Earnings for the three months ended June 30, 2002, were $11.7 million, compared to $4.6 million for the corresponding period in 2001. This increase was primarily due to the impact of colder

temperatures. Temperatures (as measured in degree days) in the three months ended June 30, 2002, were 44.1% colder than normal, whereas temperatures in the three months ended June 30, 2001, were 0.8% colder than normal. Earnings for the six months ended June 30, 2002, were $119.8 million, compared to $37.3 million for the corresponding period in 2001. Of this increase, $66.7 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of approximately $40 million, was sold for $550 million. In accordance with a decision of the AEUB, the proceeds from the sale were shared between ATCO Gas' north division customers and the Corporation. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. The balance of the increase in earnings from utilities operations was primarily due to the impact of colder temperatures. Temperatures in the six months ended June 30, 2002, were 17.5% colder than normal, whereas temperatures in the six months ended June 30, 2001, were 6.7% warmer than normal.

Power Generation

Revenues from power generation operations for the three and six months ended June 30, 2002, were $131.9 million and $277.8 million, respectively, compared to $162.8 million and $349.4 million for the corresponding periods in 2001, and earnings for the three and six months ended June 30, 2002, were $15.4 million and $33.0 million, respectively, compared to $27.4 million and $55.2 million for the corresponding periods in 2001. These decreases were primarily the result of substantially lower prices received for electricity sold to the Alberta power pool. Power pool prices for the three and six months ended June 30, 2002 averaged $43.90 and $39.82 per megawatt hour, respectively, compared to average prices of $88.80 and $101.90 for the corresponding periods in 2001.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") commenced construction during the second quarter of 2002 of the Brighton Beach power station, a $450 million, 580 megawatt natural gas-fired combined cycle generating station at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. ATCO Power owns a 40% interest in the project, ATCO Ltd. owns 10% and OPG owns 50%.

Logistics and Energy Services

Revenues from logistics and energy services operations for the three and six months ended June 30, 2002, were $207.5 million and $436.5 million, respectively, compared to $212.8 million and $532.2 million for the corresponding periods in 2001. These decreases were primarily due to lower prices for natural gas purchased for customers.

Earnings for the three months ended June 30, 2002, were $11.8 million, compared to $9.7 million for the corresponding period in 2001. This increase was largely due to higher volumes processed on ATCO Midstream's gas gathering system and higher revenues due to additional work in ATCO Frontec projects. Earnings for the six months ended June 30, 2002, were $27.4 million, compared to $24.1 million for the corresponding period in 2001. This increase was primarily due to higher volumes processed on ATCO Midstream's gas gathering system, higher revenues due to additional work in ATCO Frontec projects and lower operating and maintenance costs in ATCO Frontec, partially offset by lower rates as approved by the AEUB for transportation service to natural gas distribution companies by ATCO Pipelines.

Other Businesses

Earnings from other businesses for the three and six months ended June 30, 2002, were $2.2 million and $4.4 million, respectively, compared to $2.4 million and $4.3 million for the corresponding periods in 2001.

REGULATORY MATTERS

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2001 annual report remain substantially unchanged, except for the following recent developments.

On April 16, 2002, the AEUB issued a decision which determined that the electric generation pricing offer strategy utilized by ATCO Electric in 2000 resulted in higher costs to customers than necessary. The decision resulted in a $4.2 million refund to customers. As the decision related to power generation operations, it has been recognized in the Power Generation business segment, with $3.5 million included in the 2001 results and the balance in the second quarter of 2002.

In late 2001, the AEUB issued decisions approving the collection of deferred costs relating to price and volume variances in excess of forecast amounts in respect of ATCO Electric's supply of electricity to customers for the year ended December 31, 2000 ("the 2000 deferral amounts"). In June 2002, the AEUB authorized the collection of the 2000 deferral amounts ($81 million) from customers over the period July 1, 2002 to June 30, 2003. In a related decision issued in June 2002, the AEUB authorized ATCO Electric to enter into a securitization agreement whereby ATCO Electric would sell the 2000 deferral amounts to an unrelated financial institution for $81 million. ATCO Electric is working to satisfy the conditions precedent for this transaction and anticipates the sale will occur in the third quarter. For accounting purposes, the sale will be treated as a financing transaction.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million and subsequently issued a decision allocating $4.1 million of the proceeds to customers. A leave to appeal this decision was granted on July 12, 2002.

On July 2, 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines. The AEUB found, among other things, that the proposed facilities were not needed and would violate AEUB policy on proliferation.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, preferred shares and common equity. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing. Utility rates

designed to recover financing costs and depreciation over the useful life of the utility assets assure the availability of funds for debt interest and retirement, and preferred share dividends and redemption.

Cash flow from operations for the three months ended June 30, 2002, was $99.9 million, compared to $112.6 million for the corresponding period in 2001. This decrease was primarily due to lower earnings in power generation operations. Cash flow from operations for the six months ended June 30, 2002, was $233.2 million, compared to $271.7 million for the corresponding period in 2001. This decrease was principally due to lower earnings in power generation operations and a refund of $20.6 million to customers of amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking property.

Investing for the three months ended June 30, 2002, was $148.1 million, compared to $189.0 million for the corresponding period in 2001. This decrease was largely due to lower capital expenditures. Investing for the six months ended June 30, 2002, was $127.4 million, compared to $260.1 million for the corresponding period in 2001. This decrease was largely due to the sale of the Viking property and lower capital expenditures. Capital expenditures for the three months ended June 30, 2002, were $162.1 million, compared to $221.9 million for the corresponding period in 2001. This decrease was primarily due to lower investment in power generation projects. Capital expenditures for the six months ended June 30, 2002, were $267.8 million, compared to $342.9 million for the corresponding period in 2001. This decrease was primarily due to lower investment in power generation projects and regulated natural gas transmission projects, partially offset by increased investment in regulated electric transmission projects.

During the three months ended June 30, 2002, the Corporation issued $24.4 million of non-recourse long term debt and redeemed $8.6 million of recourse long term debt, $1.0 million of non-recourse long term debt and $4.4 million of notes payable, resulting in a net increase of $10.4 million. During the six months ended June 30, 2002, the Corporation issued $40.3 million of non-recourse long term debt and $0.4 million of notes payable and redeemed $28.6 million of recourse long term debt and $23.2 million of non-recourse long term debt, resulting in a net reduction of $11.1 million.

During the three and six months ended June 30, 2002, the Corporation's cash and short term investments decreased by $305.7 million and $75.9 million, respectively, to $177.7 million. Most of the decrease in the three month period was due to the payment to customers of their share of the proceeds from the sale of the Viking property, the payment of income taxes on the disposition of the Milner generating station and unfunded capital expenditures. The decrease in the six month period was primarily due to the payment of income taxes on the disposition of the Milner generating station and unfunded capital expenditures. Also included in these cash balances are temporary timing differences relating to the remaining payments to customers of their share of the proceeds from the sale of the Viking property, customer refunds and income taxes on the sale of the Viking property. These balances from temporary timing differences are expected to be eliminated by the end of 2003.

At June 30, 2002, the Corporation had credit lines totaling $1,222.7 million, of which $392.6 million was available on a long term committed basis by the lenders, $625.0 million was available on a short term committed basis and $205.1 million was available on an uncommitted basis. At June 30, 2002, $299.7 million of long term committed credit lines, $612.5 million of short term

committed credit lines and $201.0 million of uncommitted credit lines were available to be drawn.

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $204.5 million at June 30, 2002, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2002, the Corporation filed a notice of intention to make a normal course issuer bid for the purchase of up to 3% of its outstanding Class A shares during the period May 20, 2002 to May 19, 2003. To date, no shares have been purchased pursuant to this normal course issuer bid.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2001 annual report remain substantially unchanged.

July 23, 2002

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2002	2001	**2002**	2001
Revenues	1	**$ 640.1**	$ 848.8	**$1,487.9**	$2,281.3
Costs and expenses					
Natural gas supply		**172.8**	315.1	**518.1**	1,078.4
Purchased power		**44.0**	100.0	**93.9**	236.4
Operation, maintenance and administration	1	**221.6**	223.4	**418.7**	455.0
Depreciation and depletion		**58.1**	56.2	**117.9**	120.4
Interest		**37.5**	44.6	**76.8**	87.6
Interest on non-recourse long term debt		**7.3**	6.7	**15.4**	13.8
Franchise fees		**24.5**	33.6	**57.7**	87.0
		565.8	779.6	**1,298.5**	2,078.6
		74.3	69.2	**189.4**	202.7
Interest and other income	2	**5.4**	11.6	**121.2**	20.7
Earnings before income taxes		**79.7**	80.8	**310.6**	223.4
Income taxes		**32.4**	31.4	**114.8**	90.7
Net earnings		**47.3**	49.4	**195.8**	132.7
Dividends on equity preferred shares		**4.4**	4.3	**8.7**	8.5
Earnings attributable to Class A and Class B shares		**42.9**	45.1	**187.1**	124.2
Retained earnings at beginning of period		**1,250.1**	1,071.4	**1,136.9**	1,022.6
		1,293.0	1,116.5	**1,324.0**	1,146.8
Dividends on Class A and Class B shares		**31.1**	29.7	**62.1**	59.5
Direct charges		**-**	3.1	**-**	3.6
Retained earnings at end of period		**$1,261.9**	$1,083.7	**$1,261.9**	$1,083.7
Earnings per Class A and Class B share	3	**$ 0.67**	$ 0.71	**$ 2.95**	$ 1.96
Diluted earnings per Class A and Class B share	3	**$ 0.67**	$ 0.71	**$ 2.94**	$ 1.95
Dividends paid per Class A and Class B share		**$ 0.49**	$ 0.47	**$ 0.98**	$ 0.94

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	June 30 2002	June 30 2001	December 31 2001
ASSETS		(Unaudited)		(Audited)
Current assets				
Cash and short term investments		**$ 177.7**	$ 412.5	$ 253.6
Accounts receivable		**305.4**	303.8	439.6
Inventories		**87.6**	116.7	117.1
Future income taxes		**-**	24.9	1.9
Deferred natural gas costs		**11.2**	-	3.9
Deferred electricity costs		**52.4**	59.7	27.4
Prepaid expenses		**29.6**	27.0	21.8
		663.9	944.6	865.3
Property, plant and equipment		**4,465.1**	4,123.4	4,362.9
Security deposits for debt		**23.9**	21.9	23.6
Deferred electricity costs		**4.5**	98.1	21.6
Other assets		**123.7**	104.0	118.9
		$5,281.1	$5,292.0	$5,392.3
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 4.0**	$ 17.2	$ 11.7
Accounts payable and accrued liabilities		**305.1**	434.6	451.6
Deferred natural gas cost recoveries		**-**	56.1	-
Income taxes payable		**19.9**	94.8	105.5
Future income taxes		**1.3**	-	-
Notes payable	1	**5.0**	143.5	4.6
Non-recourse long term debt due within one year		**31.6**	27.4	37.3
		366.9	773.6	610.7
Future income taxes		**203.2**	183.7	205.0
Deferred credits		**75.1**	62.4	66.6
Long term debt		**1,828.5**	1,893.6	1,855.9
Non-recourse long term debt		**698.9**	457.0	673.8
Equity preferred shares		**336.5**	336.5	336.5
Class A and Class B share owners' equity				
Class A and Class B shares	3	**509.5**	506.7	506.7
Retained earnings		**1,261.9**	1,083.7	1,136.9
Foreign currency translation adjustment		**0.6**	(5.2)	0.2
		1,772.0	1,585.2	1,643.8
		$5,281.1	$5,292.0	$5,392.3

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Millions of Canadian Dollars)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2002	2001	**2002**	2001
Operating activities					
Earnings attributable to Class A and Class B shares		**$ 42.9**	$ 45.1	**$ 187.1**	$ 124.2
Non-cash items included in earnings					
Depreciation and depletion		**58.1**	56.2	**117.9**	120.4
Future income taxes		**0.8**	9.8	**(2.4)**	24.5
Gain on sale of natural gas producing property - net of current income taxes		**-**	-	**(66.7)**	-
Other - net		**(1.9)**	1.5	**(2.7)**	2.6
Cash flow from operations		**99.9**	112.6	**233.2**	271.7
Changes in non-cash working capital		**(224.8)**	58.9	**(102.0)**	332.1
		(124.9)	171.5	**131.2**	603.8
Investing activities					
Capital expenditures		**(162.1)**	(221.9)	**(267.8)**	(342.9)
Sale of natural gas producing property - net of current income taxes		**-**	-	**106.9**	-
Proceeds on disposal of other property, plant and equipment		**0.5**	19.0	**1.0**	76.9
Contributions by utility customers for extensions to plant		**5.8**	7.9	**14.6**	15.1
Non-current deferred electricity costs		**8.5**	(1.3)	**17.1**	(12.1)
Changes in non-cash working capital		**1.1**	8.7	**3.1**	3.3
Other		**(1.9)**	(1.4)	**(2.3)**	(0.4)
		(148.1)	(189.0)	**(127.4)**	(260.1)
Financing activities					
Change in notes payable		**(4.4)**	17.5	**0.4**	(53.6)
Issue of long term debt		**-**	34.9	**-**	34.9
Issue of non-recourse long term debt		**24.4**	126.9	**40.3**	126.9
Repayment of long term debt		**(8.6)**	(0.1)	**(28.6)**	(5.1)
Repayment of non-recourse long term debt		**(1.0)**	(1.8)	**(23.2)**	(13.6)
Issue of Class A shares		**1.0**	-	**2.8**	0.3
Dividends paid to Class A and Class B share owners		**(31.1)**	(29.7)	**(62.1)**	(59.5)
Changes in non-cash working capital		**(1.5)**	(4.9)	**(0.6)**	(0.9)
Income tax reassessment		**-**	(13.1)	**-**	(13.1)
Other		**(7.9)**	(0.7)	**(1.5)**	2.3
		(29.1)	129.0	**(72.5)**	18.6
Foreign currency translation		**1.7**	(3.0)	**0.5**	(3.7)
Cash position*					
Increase (decrease)		**(300.4)**	108.5	**(68.2)**	358.6
Beginning of period		**474.1**	286.8	**241.9**	36.7
End of period		**$ 173.7**	$ 395.3	**$ 173.7**	$ 395.3

* Cash position is defined as cash and short term investments less current bank indebtedness, and includes $99.1 million (2001 - $120.1 million) which is only available for use in joint ventures.

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2001 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2001, except as described below.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the balance sheet classification of callable debt obligations and debt obligations expected to be refinanced. Notes payable, previously classified as long term, are now classified as current liabilities. Long term debt due within one year that can be re-financed with existing long term credit facilities continues to be classified as long term.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. This change in accounting had the following impact:

a) The recommendations encourage the adoption of the fair value based method of accounting for stock options but permit other methods of accounting, including the accounting policy followed by the Corporation in its financial statements for the year ended December 31, 2001. The Corporation has chosen to retain its existing accounting policy whereby no compensation expense is recognized upon the granting or exercise of stock options. While the recommendations require expense recognition for options that may be settled in cash or other assets, the Corporation no longer repurchases stock options effective January 1, 2002.

   Had the Corporation adopted the fair value based method of accounting for stock options, there would have been no effect on reported earnings or earnings per share for the three and six months ended June 30, 2002.

b) Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the market price of the Canadian Utilities Limited Class A non-voting shares and the ATCO Ltd. Class I Non-Voting shares over the base value of the rights. Prior to January 1, 2002, compensation expense was determined on the basis of the difference between the greater of the market price of the Canadian Utilities Limited Class A non-voting shares and the ATCO Ltd. Class I Non-Voting shares or the 12 month average market price thereof over the base value of the rights. This accounting change had no effect on reported earnings or earnings per share for the three and six months ended June 30, 2002.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the "Reporting of Revenue Gross as a Principal Versus Net as an Agent". This change in accounting resulted in a reduction of revenues and a reduction of operation, maintenance and administration expenses of $3.5 million for the three months ended June 30, 2001 and $7.2 million for the six months ended June 30, 2001.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2002 and June 30, 2001 are not necessarily indicative of operations on an annual basis.

Certain 2001 figures have been reclassified to conform to the current presentation.

2. Interest and other income

On January 3, 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million was distributed to customers of record as of March 2, 2002 by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. This sale increased earnings by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

3. Class A and Class B shares

There are 40,057,660 (2001 – 39,803,919) Class A non-voting shares and 23,351,925 (2001 – 23,512,516) Class B common shares outstanding on June 30, 2002. In addition, there are 937,400 options to purchase Class A non-voting shares outstanding at June 30, 2002 under the Corporation's stock option plan. Subsequent to June 30, 2002, 1,000 stock options were exercised; as of July 15, 2002, there were no other changes to shares outstanding or under option.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Weighted-average shares outstanding	**63,394,105**	63,315,426	**63,368,017**	63,312,928
Effect of dilutive stock options	**344,920**	326,021	**319,757**	314,690
Weighted-average diluted shares outstanding	**63,739,025**	63,641,447	**63,687,774**	63,627,618

4. Segmented information

Six months ended **June 30, 2002** June 30, 2001	Utilities	Power Generation	Logistics & Energy Services	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 947.2**	**$ 277.8**	**$258.4**	**$ 4.1**	**$ 0.4**	**$ -**	**$1,487.9**
	$1,585.1	$ 349.4	$341.9	$ 4.5	$ 0.4	$ -	$2,281.3
Revenues – intersegment	**41.8**	**-**	**178.1**	**45.1**	**5.5**	**(270.5)**	**-**
	79.0	-	190.3	54.0	5.8	(329.1)	-
Revenues	**$ 989.0**	**$ 277.8**	**$436.5**	**$49.2**	**$ 5.9**	**$(270.5)**	**$1,487.9**
	$1,664.1	$ 349.4	$532.2	$58.5	$ 6.2	$(329.1)	$2,281.3
Earnings attributable to Class A and Class B shares	**$ 119.8**	**$ 33.0**	**$ 27.4**	**$ 4.4**	**$(1.6)**	**$ 4.1**	**$ 187.1**
	$ 37.3	$ 55.2	$ 24.1	$ 4.3	$ 1.0	$ 2.3	$ 124.2
Total assets	**$2,364.4**	**$2,048.1**	**$799.9**	**$43.2**	**$25.6**	**$ (0.1)**	**$5,281.1**
	$2,562.0	$1,924.5	$777.3	$33.9	$18.3	$ (24.0)	$5,292.0

4. Segmented information - continued

Three months ended **June 30, 2002** June 30, 2001	Utilities	Power Generation	Logistics & Energy Services	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$386.0**	**$131.9**	**$118.6**	**$ 3.4**	**$ 0.2**	**$ -**	**$640.1**
	$546.2	$162.8	$136.5	$ 3.1	$ 0.2	$ -	$848.8
Revenues – intersegment	**16.8**	**-**	**88.9**	**20.9**	**2.7**	**(129.3)**	**-**
	25.4	-	76.3	26.7	2.9	(131.3)	-
Revenues	**$402.8**	**$131.9**	**$207.5**	**$24.3**	**$ 2.9**	**$(129.3)**	**$640.1**
	$571.6	$162.8	$212.8	$29.8	$ 3.1	$(131.3)	$848.8
Earnings attributable to Class A and Class B shares	**$ 11.7**	**$ 15.4**	**$ 11.8**	**$ 2.2**	**$ (0.4)**	**$ 2.2**	**$ 42.9**
	$ 4.6	$ 27.4	$ 9.7	$ 2.4	$ (0.1)	$ 1.1	$ 45.1

CANADIAN UTILITIES LIMITED

Exhibit to Consolidated Financial Statements
For the Twelve Months Ended June 30, 2002

(unaudited)

Earnings Coverage

The earnings coverage ratio for the twelve months ended June 30, 2002 was 3.51 times.

CANADIAN UTILITIES LIMITED

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of The Toronto Stock Exchange (the "Exchange"), notification is hereby given that Canadian Utilities Limited (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares (the "Class A Shares") on the terms set forth in this Notice. The issued and outstanding Class A Shares are listed on the Exchange under the trading symbol "CU".

CANADIAN UTILITIES LIMITED

Canadian Utilities Limited is the parent of a group of subsidiaries engaged in: electrical power generation, transmission and distribution in Canada, the United Kingdom and Australia; natural gas gathering, processing, transmission, storage and distribution; technical services and facilities management.

The principal business office of the Corporation is located at 1600, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

SHARES SOUGHT

On May 6, 2002, there were 40,005,235 Class A Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 19, 2003 the Corporation may acquire up to 2,000,261 Class A Shares, being 5% of the Class A Shares outstanding as at May 6, 2002. If market conditions permit, the Corporation presently anticipates that it will acquire 1,200,157 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 6, 2002.

EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class A Shares are non-voting shares and the Class B common shares of the Corporation (the "Class B Shares") carry one vote per share in all circumstances. Each Class B Share may be converted to one Class A Share at the shareholder's option.

If a take-over bid is made for the Class B Shares which would result in the offeror owning more than 50% of the outstanding Class B Shares and which would constitute a change in control of the Corporation, holders of Class A Shares are entitled, for the duration of the bid, to exchange their Class A Shares for Class B Shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to such right of exchange, and if the take-over is not completed, then such right of exchange shall be deemed never to have existed. In addition, holders of the Class A Shares are entitled to exchange their shares for Class B Shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B Shares of the Corporation. In either case, each Class A Share is exchangeable for one Class B Share, subject to changes in the exchange ratio for certain events, such as a stock split or rights offering. The Class A and Class B Shares rank equally in all other respects.

DURATION OF PURCHASES

The Corporation may begin to purchase Class A Shares pursuant to this Notice on May 20, 2002. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 19, 2003 or on such earlier date as the maximum number of Class A Shares available for purchase hereunder have been purchased.

METHOD OF ACQUISITION

Purchases of Class A Shares pursuant to this Notice will be effected through the facilities of the Exchange. The Corporation does not presently intend to purchase Class A Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class A Shares purchased pursuant to this Notice will be cancelled.

CONSIDERATION

Purchases of Class A Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class A Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the by-laws and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class A Shares pursuant to the normal course issuer bid from its working capital.

REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class A Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to shareholders resulting from the exercise of stock options to purchase Class A Shares and by its belief that the purchase of Class A Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class A Shares and Class B Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class A Shares. There are no outstanding stock options to purchase Class B Shares and, accordingly, there will be no corresponding dilution to Class B Shareholders, within their class, resulting from the exercise of stock options to purchase Class A Shares. Class B Shareholders wishing to participate in the normal course issuer bid may convert their Class B Shares into Class A Shares pursuant to the terms of the Class B Shares.

VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

PREVIOUS PURCHASES

The Corporation purchased no Class A Shares during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 19, 2001 and expires on May 18, 2002. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation nor any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class A Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

CERTIFICATE

The undersigned, duly authorized, certifies that this Notice is complete and accurate and in compliance with the Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 9th day of May, 2002.

Per: *"James A. Campbell"*
Senior Vice President, Finance
Chief Financial Officer

Form 42

REPORT OF TAKE-OVER BID, ISSUER BID OR APPLICATION UNDER CLAUSE 104(2)(C) OF THE *SECURITIES ACT* (ONTARIO)

(Subsection 203.1(1) of the *Securities Regulations* (Ontario))

1. **Name and address of the offeree issuer:**

   Canadian Utilities Limited
   1600 ATCO Centre
   909 - 11 Avenue S.W.
   Calgary, Alberta T2R 1N6

2. **Name and address of the offeror:**

   Canadian Utilities Limited
   1600 ATCO Centre
   909 - 11 Avenue S.W.
   Calgary, Alberta T2R 1N6

3. **What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number.)**

   The Corporation has filed notice with The Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class A Shares (CUSIP #136717-83-2) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and bylaws of the Exchange.

4. **What is the date of the bid?**

   The Corporation was eligible to commence purchases of its outstanding Class A Shares under the normal course issuer bid on May 20, 2002 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on May 9, 2002.

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

   The Corporation is eligible to acquire up to 1,200,157 Class A Shares during the 12 month period commencing May 20, 2002 and ending on May 19, 2003.

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

   The closing price of the Class A Shares on the Exchange on May 8, 2002 (being the day prior to the date of the Notice filed by the Corporation with the Exchange) was $58.40.

7. **What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?**

   As of May 20, 2002, 22,351,678 (55.86%) Class A Shares were held by security holders whose last address as shown on the books of the Corporation was in Ontario.

8. **What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?**

   $6,263.88.

9. **The information given in this report is true and complete.**

Dated at Calgary, Alberta this 23rd day of May, 2002.

CANADIAN UTILITIES LIMITED

Signed: *"James A. Campbell"*
Senior Vice President, Finance
Chief Financial Officer

CANADIAN UTILITIES LIMITED
(the "Corporation")

Report Pursuant to Section 189.1.3
of the
Securities Regulation (Quebec)

1. Name and Address of Offeree Corporation

Canadian Utilities Limited
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

2. Name and Address of Offeror

Canadian Utilities Limited
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

3. Designation of Securities Subject to the Bid

The Corporation has filed notice with The Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class A Shares (CUSIP #136717-83-2) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and bylaws of the Exchange.

4. Date of the Bid

The Corporation was eligible to commence purchases of its outstanding Class A Shares under the normal course issuer bid on May 20, 2002 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on May 9, 2002.

5. Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror

The Corporation is eligible to acquire up to 1,200,157 Class A Shares during the 12 month period commencing May 20, 2002 and ending on May 19, 2003.

6. Value of Consideration Offered for Security

The closing price of the Class A Shares on the Exchange on May 8, 2002 (being the day prior to the date of the Notice filed by the Corporation with the Exchange) was $58.40.

7. Fee Payable In Respect of the Bid

$3,504.46.

Dated at Calgary, Alberta this 23rd day of May, 2002.

CANADIAN UTILITIES LIMITED

Signed: *"James A. Campbell"*
Senior Vice President, Finance
Chief Financial Officer

PRESS RELEASE

CANADIAN UTILITIES LIMITED
(the "Corporation")

NORMAL COURSE ISSUER BID

The Corporation filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with The Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class A Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class A Shares and is an advantageous use of the Corporation's funds. As a result, at such time as the Class A Shares become available at prices which make them an attractive investment to the Corporation and an appropriate use of the Corporation's funds, the Corporation will make normal course purchases through the facilities of the Exchange in accordance with the Notice.

On May 6, 2002, 40,005,235 Class A Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 20, 2002 and ending on May 19, 2003, the Corporation may acquire up to 2,000,261 Class A Shares of the Corporation, being 5% of the Class A Shares outstanding as at May 6, 2002. If market conditions permit, the Corporation presently anticipates that it will acquire 1,200,157 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 6, 2002. Any shares purchased pursuant to the Notice will be purchased at the market price of the shares at the time of purchase and will be cancelled. Shares will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class A Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation purchased no Class A Shares during the 12 month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 19, 2001 and expires on May 18, 2002. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Vice President, Human Resources and Corporate Secretary of the Corporation at the head office of the Corporation.

Canadian Utilities Limited is part of the ATCO Group. The ATCO Group is Alberta based, with a worldwide organization of energy, technical services and manufacturing companies.

For further information please contact:

J.A. Campbell
Senior Vice President, Finance and
Chief Financial Officer
ATCO Ltd.
(403) 292-7502

ATCO
GROUP

Corporate Office

May 1, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

Canadian Utilities Limited has received confirmation that the First Quarter Interim Report for the period ended March 31, 2002, was mailed on May 1, 2002, to all registered holders of Class A non-voting, Class B common, and preferred shares.

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO LTD. & CANADIAN UTILITIES LIMITED

1500, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532

FOR THE THREE MONTHS ENDED MARCH 31, 2002

TO THE SHARE OWNERS:

Canadian Utilities Limited reported earnings for the three months ended March 31, 2002 of $144.2 million ($2.28 per share), which included $66.7 million ($1.05 per share) from the sale of the Viking-Kinsella natural gas producing property. Comparative earnings for the corresponding period in 2001 were $79.1 million ($1.25 per share). Revenues in the first quarter of 2002 were $855.4 million compared to $1,436.2 million in 2001.

Canadian Utilities Limited reported higher first quarter earnings, in ATCO Gas, due to the gain on the sale of the Viking-Kinsella property and the impact of 10.5% colder than normal temperatures, compared to 8.7% warmer than normal temperatures for 2001. These earnings increases were partially offset by lower earnings in ATCO Power due to lower Alberta power pool prices.

Revenues were lower for the three months ended March 31, 2002 compared to 2001 primarily due to purchases of natural gas made for customers on a "no margin" basis.

Cash flow from operations was $133.3 million in the first quarter of 2002 compared to $154.9 million in 2001. A refund to ATCO Gas' customers of $20.6 million, for amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking-Kinsella property, reduced cash flow from operations in the first quarter of 2002.

POWER GENERATION

ATCO Power

Engineering and permitting work progressed on the 580 megawatt (MW) combined cycle Brighton Beach Power Project near Windsor, Ontario with construction scheduled to commence in the second quarter of 2002.

Construction progressed on four major projects expected to be completed this year: the 170MW Scotford Cogeneration Project; the 170MW Muskeg River Mine Cogeneration Project; the 260MW Cory Cogeneration Project and the 32MW Oldman River Hydroelectric Project. SaskPower International acquired a 30 per cent interest in the Muskeg River Cogeneration Project.

LOGISTICS & ENERGY SERVICES

ATCO Frontec

The Government of Canada extended ATCO Frontec's two-year outsourcing contract to support Canadian peacekeeping personnel in Bosnia-Herzegovina for one more year, increasing the overall value of the contract to $122 million. The contract marked the first time the Canadian military has chosen a civilian company to provide support services in deployed operations. Support services to peacekeeping camps include: satellite and ground communications, billeting, catering, supply, transportation, utilities, facilities and grounds maintenance, vehicle maintenance, fuel handling and fire and environment protection.

Nasittuq Corporation, a joint venture corporation owned by ATCO Frontec Corp. and Pan Arctic Inuit Logistics Corporation (PAIL), announced it has been awarded a renewal contract for up to 10 years to operate and maintain Canada's North Warning System. The Government of Canada contract, effective December 1, 2001, is for an initial five-year fixed term valued at nearly $300 million. The contract also has two option periods of three and two years respectively, valued at approximately $306 million.

ATCO Pipelines

ATCO Pipelines signed a long term contract to optimize facilities at the Paddle River Gas Plant, 100 kilometres northwest of Edmonton, which will result in an incremental 36 million cubic feet per day of natural gas flowing from ATCO Pipelines' system to Alliance Pipeline.

Construction began on a 9.1 kilometre 24-inch pipeline to extend the Southeast Edmonton pipeline in order to better serve markets in the area.

UTILITIES

ATCO Gas

ATCO Gas distributed the customers' share of the proceeds from the sale of the Viking/Kinsella natural gas properties. The Alberta Energy and Utilities Board (AEUB) approved the method of distribution, through which customers of ATCO Gas North received a lump sum payment based on their annual consumption.

In mid March, the AEUB directed ATCO Gas to adopt a new methodology to implement a monthly gas rate. Customers will now pay a rate that varies month by month, reflecting current market conditions.

ATCO Electric

In January, ATCO Electric began construction on the 58 kilometre Dover-Muskeg River transmission line linking new oilsands development in the Fort McMurray area to the provincial grid.

ATCO Utility Services won a competitive bid from the Transmission Administrator to build the new $90 million, 400 kilometre Dover-Deerland transmission line between Fort McMurray and Fort Saskatchewan.

TECHNOLOGIES

ATCO I-Tek

ATCO I-Tek and ATCO Singlepoint were restructured to focus on three key areas of business: Technologies, Applications and Business Solutions to support clients in the deregulating energy industry in Alberta.





N.C. Southern
Co-Chairman & Chief Executive Officer

R.D. Southern
Co-Chairman & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") for the three months ended March 31, 2002 and 2001, should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this interim report and Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and related notes contained in the 2001 annual report. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 4 to the unaudited consolidated financial statements contained in this interim report). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares"), and earnings and diluted earnings per Class A and Class B share were as follows:

	For the Three Months Ended March 31	
	2002	2001
	(millions of Canadian dollars except per share data) (unaudited)	
Revenues	**855.4**	1,436.2
Earnings attributable to Class A and Class B shares (1) (2)	**144.2**	79.1
Earnings per Class A and Class B share (1) (2)	**2.28**	1.25
Diluted earnings per Class A and Class B share (1) (2)	**2.27**	1.24

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Earnings attributable to Class A and Class B shares for the three months ended March 31, 2002, were $144.2 million, compared to $79.1 million for the corresponding period in 2001. This

increase was primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property"). This sale increased earnings by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operation, maintenance and administration expenses and franchise fee costs) for the three months ended March 31, 2002, were $633.1 million, compared to $1,188.4 million for the corresponding period in 2001. This decrease was largely the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool.

Depreciation and depletion expenses for the three months ended March 31, 2002, were $59.8 million, compared to $64.2 million for the corresponding period in 2001. This decrease was primarily due to the sale of the Viking property.

Interest expense for the three months ended March 31, 2002, was $47.4 million, compared to $50.1 million for the corresponding period in 2001. This decrease was principally due to lower interest rates associated with debt refinanced in 2001.

Interest and other income for the three months ended March 31, 2002, was $115.8 million, compared to $9.1 million for the corresponding period in 2001. Of this increase, $108.5 million was due to the gain on the sale of the Viking property.

Income taxes for the three months ended March 31, 2002, were $82.4 million, compared to $59.3 million for the corresponding period in 2001. This increase was primarily due to income taxes of $41.8 million on the sale of the Viking property, partially offset by lower income tax rates.

Segmented revenues and earnings attributable to Class A shares and Class B shares were as follows:

	For the Three Months Ended March 31			
	Revenues		Earnings	
Business Groups	**2002**	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**586.2**	1,092.5	**108.1**	32.7
Power Generation	**145.9**	186.6	**17.6**	27.8
Logistics and Energy Services	**229.0**	319.4	**15.6**	14.5
Other Businesses	**32.5**	32.4	**2.2**	1.8
Corporate	**3.0**	3.1	**(1.2)**	1.1
Intersegment	**(141.2)**	(197.8)	**1.9**	1.2
Total	**855.4**	1,436.2	**144.2**	79.1

Utilities

Revenues from utilities operations for the three months ended March 31, 2002, were $586.2 million, compared to $1,092.5 million for the corresponding period in 2001. This decrease was primarily the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002. Natural gas supply costs are recovered in customer rates. The amount of natural

gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply costs have no effect on the Corporation's earnings.

Earnings for the three months ended March 31, 2002, were $108.1 million, compared to $32.7 million for the corresponding period in 2001. Of this increase, $66.7 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of approximately $40 million, was sold for $550 million. In accordance with a decision of the AEUB, the proceeds from the sale were shared between ATCO Gas' north division customers and the Corporation. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. The balance of the increase in earnings from utilities operations was primarily due to the impact of colder temperatures. Temperatures (as measured in degree days) in the three months ended March 31, 2002, were 10.5% colder than normal, whereas temperatures in the three months ended March 31, 2001, were 8.7% warmer than normal.

Power Generation

Revenues from power generation operations for the three months ended March 31, 2002, were $145.9 million, compared to $186.6 million for the corresponding period in 2001, and earnings for the three months ended March 31, 2002, were $17.6 million, compared to $27.8 million for the corresponding period in 2001. These decreases were primarily the result of lower prices received for electricity sold to the Alberta power pool.

Logistics and Energy Services

Revenues from logistics and energy services operations for the three months ended March 31, 2002, were $229.0 million, compared to $319.4 million for the corresponding period in 2001. This decrease was primarily due to lower prices for natural gas purchased for customers.

Earnings for the three months ended March 31, 2002, were $15.6 million, compared to $14.5 million for the corresponding period in 2001. This increase was largely due to higher volumes processed on ATCO Midstream's gas gathering system and lower operating and maintenance costs in ATCO Frontec.

Other Businesses

Earnings from other businesses for the three months ended March 31, 2002, were $2.2 million, compared to $1.8 million for the corresponding period in 2001.

REGULATORY MATTERS

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2001 annual report remain substantially unchanged, except for recent developments for ATCO Electric.

During 2000 and 2001, ATCO Electric, pursuant to orders issued by the AEUB, was required to purchase electricity at prices different than it was allowed to collect from its customers. For 2000, ATCO Electric did not recover its costs, while for 2001, ATCO Electric over-recovered its costs. These differences have been held in deferral accounts, which at March 31, 2002, totaled $52.3 million, with $39.3 million classified as current and $13.0 million classified as non-current. The deferrals relating to 2000 ($86.0 million) are expected to be collected over a 12-month period from June 1, 2002 to May 31, 2003 and the deferrals relating to 2001 ($33.7 million) are expected to be refunded to customers over the period June 1, 2002 to December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term debt, preferred shares and common equity. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing. Utility rates designed to recover financing costs and depreciation over the useful life of the utility assets assure the availability of funds for debt interest and retirement, and preferred share dividends and redemption.

Cash flow from operations for the three months ended March 31, 2002, was $133.3 million, compared to $154.9 million for the corresponding period in 2001. This decrease was primarily due to a refund to customers of amounts previously recovered from customers for future abandonment costs and future incomes taxes related to the Viking property.

Cash from investing activities for the three months ended March 31, 2002, increased by $20.7 million, compared to a decrease of $71.1 million for the corresponding period in 2001. This increase was largely due to the sale of the Viking property. Capital expenditures (before disposals) for the three months ended March 31, 2002, were $110.7 million, compared to $121.1 million for the corresponding period in 2001. This decrease was primarily due to lower investment in regulated natural gas transmission projects, partially offset by increased investment in regulated electric transmission projects.

During the three months ended March 31, 2002, the Corporation issued $15.9 million of non-recourse long term debt and $4.8 million of notes payable and redeemed $20.0 million of recourse long term debt and $22.2 million of non-recourse long term debt, resulting in a net reduction of $21.5 million.

During the three months ended March 31, 2002, the Corporation's cash balances increased from $253.6 million to $483.4 million. Most of the increase was due to ATCO Gas' share of the proceeds from the sale of the Viking property. Also included in these cash balances are temporary timing differences relating to customer refunds of $120 million, most of which are expected to be distributed in April 2002, and approximately $40 million of income taxes on the sale of the Viking property, which will be paid in 2003.

At March 31, 2002, the Corporation had credit lines totaling $1,412.0 million, of which $392.5 million was available on a long term committed basis by the lenders, $817.9 million was available on a short term committed basis and $201.6 million was available on an uncommitted basis. At March 31, 2002, $288.6 million of long term committed credit lines, $807.5 million of short term committed credit lines and $195.6 million of uncommitted credit lines were available to be drawn.

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $202.6 million at March 31, 2002, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2001, the Corporation filed a notice of intention to make a normal course issuer bid for the purchase of up to 3% of its outstanding Class A shares during the period May 19, 2001 to May 18, 2002. To date, no shares have been purchased pursuant to this normal course issuer bid.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2001 annual report remain substantially unchanged.

April 24, 2002

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2002	2001
Revenues		**$ 855.4**	$1,436.2
Costs and expenses			
Natural gas supply		**345.3**	763.3
Purchased power		**49.9**	136.4
Operation, maintenance and administration		**204.7**	235.3
Depreciation and depletion		**59.8**	64.2
Interest		**39.3**	43.0
Interest on non-recourse long term debt		**8.1**	7.1
Franchise fees		**33.2**	53.4
		740.3	1,302.7
		115.1	133.5
Interest and other income	2	**115.8**	9.1
Earnings before income taxes		**230.9**	142.6
Income taxes		**82.4**	59.3
Net earnings		**148.5**	83.3
Dividends on equity preferred shares		**4.3**	4.2
Earnings attributable to Class A and Class B shares		**144.2**	79.1
Retained earnings at beginning of period		**1,136.9**	1,022.6
		1,281.1	1,101.7
Dividends on Class A and Class B shares		**31.0**	29.8
Direct charges		**-**	0.5
Retained earnings at end of period		**$1,250.1**	$1,071.4
Earnings per Class A and Class B share		**$ 2.28**	$ 1.25
Diluted earnings per Class A and Class B share		**$ 2.27**	$ 1.24
Dividends paid per Class A and Class B share		**$ 0.49**	$ 0.47

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31 2002	March 31 2001	December 31 2001
ASSETS		(Unaudited)		(Audited)
Current assets				
Cash and short term investments		**$ 483.4**	$ 303.8	$ 253.6
Accounts receivable		**288.2**	485.8	439.6
Inventories		**49.3**	50.7	117.1
Future income taxes		**-**	-	1.9
Deferred natural gas costs		**16.3**	47.9	3.9
Deferred electricity costs		**39.3**	62.9	27.4
Prepaid expenses		**28.3**	24.4	21.8
		904.8	975.5	865.3
Property, plant and equipment		**4,364.6**	3,993.8	4,362.9
Security deposits for debt		**23.3**	22.4	23.6
Deferred electricity costs		**13.0**	96.8	21.6
Other assets		**120.7**	93.3	118.9
		$5,426.4	$5,181.8	$5,392.3
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 9.3**	$ 17.0	$ 11.7
Accounts payable and accrued liabilities		**438.1**	601.1	451.6
Income taxes payable		**52.7**	40.7	105.5
Future income taxes		**1.3**	18.1	-
Notes payable	1	**9.4**	126.0	4.6
Non-recourse long term debt due within one year		**30.4**	25.3	37.3
		541.2	828.2	610.7
Future income taxes		**201.3**	185.4	205.0
Deferred credits		**80.5**	53.0	66.6
Long term debt		**1,837.1**	1,859.1	1,855.9
Non-recourse long term debt		**671.7**	344.7	673.8
Equity preferred shares		**336.5**	336.5	336.5
Class A and Class B share owners' equity				
Class A and Class B shares	3	**508.5**	506.7	506.7
Retained earnings		**1,250.1**	1,071.4	1,136.9
Foreign currency translation adjustment		**(0.5)**	(3.2)	0.2
		1,758.1	1,574.9	1,643.8
		$5,426.4	$5,181.8	$5,392.3

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Millions of Canadian Dollars)

	Note	Three Months Ended March 31 2002	2001
Operating activities			
Earnings attributable to Class A and Class B shares		**$ 144.2**	$ 79.1
Non-cash items included in earnings			
Depreciation and depletion		**59.8**	64.2
Future income taxes		**(3.2)**	14.7
Gain on sale of natural gas producing property - net of current income taxes	2	**(66.7)**	-
Other - net		**(0.8)**	(3.1)
Cash flow from operations		**133.3**	154.9
Changes in non-cash working capital		**122.8**	273.2
		256.1	428.1
Investing activities			
Capital expenditures - net		**(105.2)**	(63.1)
Contributions by utility customers for extensions to plant		**8.8**	7.2
Sale of natural gas producing property - net of current income taxes	2	**106.9**	-
Non-current deferred electricity costs		**8.6**	(10.8)
Changes in non-cash working capital		**2.0**	(5.4)
Other		**(0.4)**	1.0
		20.7	(71.1)
Financing activities			
Change in notes payable		**4.8**	(71.1)
Issue of non-recourse long term debt		**15.9**	-
Repayment of long term debt		**(20.0)**	(5.0)
Repayment of non-recourse long term debt		**(22.2)**	(11.8)
Issue of Class A shares		**1.8**	0.3
Dividends paid to Class A and Class B share owners		**(31.0)**	(29.8)
Changes in non-cash working capital		**0.9**	4.0
Other		**6.4**	7.2
		(43.4)	(106.2)
Foreign currency translation		**(1.2)**	(0.7)
Cash position*			
Increase		**232.2**	250.1
Beginning of period		**241.9**	36.7
End of period		**$ 474.1**	$ 286.8

* Cash position is defined as cash and short term investments less current bank indebtedness, and includes $72.0 million (2001 - $76.5 million) which is only available for use in joint ventures.

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2001, except as described below.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the balance sheet classification of callable debt obligations and debt obligations expected to be refinanced. Notes payable, previously classified as long term, are now classified as current liabilities. Long term debt due within one year that can be re-financed with existing long term credit facilities continues to be classified as long term.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. This change in accounting had no effect on earnings for the three months ended March 31, 2002. As permitted by the recommendations the Corporation has chosen not to adopt the fair value based method of accounting for stock options. Had the method been adopted there would have been no effect on reported earnings or earnings per share.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2002 and March 31, 2001 are not necessarily indicative of operations on an annual basis.

Certain 2001 figures have been reclassified to conform to the current presentation.

2. Interest and other income

On January 3, 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, is to be distributed to customers of record as of March 2, 2002 by way of lump sum payments. As at March 31, 2002, approximately $315 million of these proceeds had been distributed to customers and the balance will be distributed in April 2002.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. This sale increased earnings by $66.7 million, earnings per share by $1.05 and diluted earnings per share by $1.04.

3. Class A and Class B shares

There are 39,989,935 (2001 – 39,745,859) Class A non-voting shares and 23,389,800 (2001 – 23,568,976) Class B common shares outstanding on March 31, 2002. In addition, there are 960,250 options to purchase Class A non-voting shares outstanding at March 31, 2002 under the Corporation's stock option plan. Subsequent to March 31, 2002, 9,050 stock options were exercised; as of April 18, 2002, there were no other changes to shares outstanding or under option.

4. Segmented information

Three months ended **March 31, 2002** March 31, 2001	Utilities	Power Generation	Logistics & Energy Services	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 561.2**	**$ 145.9**	**$139.8**	**$ 8.3**	**$ 0.2**	**$ -**	**$ 855.4**
	$1,038.9	$ 186.6	$205.4	$ 5.1	$ 0.2	$ -	$1,436.2
Revenues – intersegment	**25.0**	**-**	**89.2**	**24.2**	**2.8**	**(141.2)**	**-**
	53.6	-	114.0	27.3	2.9	(197.8)	-
Revenues	**$ 586.2**	**$ 145.9**	**$229.0**	**$32.5**	**$ 3.0**	**$(141.2)**	**$ 855.4**
	$1,092.5	$ 186.6	$319.4	$32.4	$ 3.1	$(197.8)	$1,436.2
Earnings attributable to Class A and Class B shares	**$ 108.1**	**$ 17.6**	**$ 15.6**	**$ 2.2**	**$ (1.2)**	**$ 1.9**	**$ 144.2**
	$ 32.7	$ 27.8	$ 14.5	$ 1.8	$ 1.1	$ 1.2	$ 79.1
Total assets	**$2,503.9**	**$2,027.6**	**$833.5**	**$40.4**	**$42.4**	**$ (21.4)**	**$5,426.4**
	$2,611.8	$1,782.2	$786.0	$32.2	$22.4	$ (52.8)	$5,181.8

CANADIAN UTILITIES LIMITED

Exhibit to Consolidated Financial Statements
For the Twelve Months Ended March 31, 2002

(unaudited)

Earnings Coverage

The earnings coverage ratio for the twelve months ended March 31, 2002 was 3.42 times.

Management's
Responsibility for Fina

Management is responsible for the preparation of the consolidated financial statements, management's discussion and analysis and other financial information relating to the Corporation contained in this annual report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles using methods appropriate for the industries in which the Corporation operates and necessarily include some amounts that are based on informed judgments and best estimates of management. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

Management has established internal accounting control systems to meet its responsibility for reliable and accurate reporting. These control systems are subject to periodic review by the Corporation's internal auditors.

PricewaterhouseCoopers, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee, comprised of five non-management directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent auditors to discuss auditing and reporting on financial matters, to assure that management is carrying out its responsibilities and to review and approve the consolidated financial statements. The auditors have full and free access to the Audit Committee and management.

"Signed"

J.A. Campbell
Senior Vice President, Finance and Chief Financial Officer

"Signed"

K.M. Watson
Vice President, Finance and Controller

Auditors' Report
to the Share Owners

To the Share Owners of Canadian Utilities Limited

We have audited the consolidated balance sheets of Canadian Utilities Limited as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed: PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
February 8, 2002

Consolidated Statement of
Earnings and Retained Earnings

Year ended December 31 (millions of Canadian dollars except per share data)		2001	2000
Revenues	Note	**$ 3,500.1**	$ 2,923.1
Costs and expenses			
Natural gas supply		**1,318.6**	1,006.4
Purchased power		**366.5**	115.8
Operation, maintenance and administration		**883.0**	867.9
Depreciation and depletion		**241.7**	238.7
Interest	7	**198.6**	196.0
Dividends on preferred shares		**-**	0.6
Franchise fees		**117.6**	100.1
		3,126.0	2,525.5
		374.1	397.6
Interest and other income	2	**44.0**	26.0
Earnings before income taxes		**418.1**	423.6
Income taxes	3	**164.0**	179.4
Net earnings		**254.1**	244.2
Dividends on equity preferred shares		**17.0**	16.8
Earnings attributable to Class A and Class B shares		**237.1**	227.4
Retained earnings at beginning of year		**1,022.6**	913.0
		1,259.7	1,140.4
Dividends on Class A and Class B shares		**119.0**	114.0
Direct charges	4	**3.8**	3.8
Retained earnings at end of year		**$ 1,136.9**	$ 1,022.6
Earnings per Class A and Class B share		**$ 3.74**	$ 3.59
Diluted earnings per Class A and Class B share		**$ 3.72**	$ 3.58
Dividends paid per Class A and Class B share		**$ 1.88**	$ 1.80

Consolidated Balance Sheet

As at December 31 (millions of Canadian dollars)	Note	2001	2000
ASSETS			
Current assets			
Cash and short-term investments	13	$ **253.6**	$ 154.1
Accounts receivable		**439.6**	629.2
Inventories		**117.1**	135.6
Income taxes recoverable		**-**	24.8
Future income taxes	3	**1.9**	-
Deferred natural gas costs		**3.9**	135.1
Deferred electricity costs		**27.4**	87.8
Prepaid expenses		**21.8**	16.3
		865.3	1,182.9
Property, plant and equipment	5	**4,362.9**	4,007.0
Security deposits for debt		**23.6**	22.4
Deferred electricity costs		**21.6**	86.0
Other assets	6	**118.9**	91.8
		$ **5,392.3**	$ 5,390.1
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness		$ **11.7**	$ 117.4
Accounts payable and accrued liabilities		**451.6**	689.9
Income taxes payable		**105.5**	-
Future income taxes	3	**-**	55.2
Non-recourse long-term debt due within one year	7	**37.3**	26.7
		606.1	889.2
Future income taxes	3	**205.0**	172.3
Deferred credits	8	**66.6**	43.0
Notes payable	9	**4.6**	197.1
Long-term debt	7	**1,855.9**	1,865.5
Non-recourse long-term debt	7	**673.8**	360.0
Equity preferred shares	10	**336.5**	336.5
Class A and Class B share owners' equity			
Class A and Class B shares	11	**506.7**	506.4
Retained earnings		**1,136.9**	1,022.6
Foreign currency translation adjustment		**0.2**	(2.5)
		1,643.8	1,526.5
		$ **5,392.3**	$ 5,390.1

" Signed"

C.O. Twa
Director

" Signed"

B.K. French
Director

Consolidated Statement of Cash Flows

Year ended December 31 (millions of Canadian dollars)	Note	2001	2000
Operating activities			
Earnings attributable to Class A and Class B shares		**$ 237.1**	$ 227.4
Non-cash items included in earnings			
Depreciation and depletion		**241.7**	238.7
Future income taxes		**37.3**	8.6
Other - net		**(15.7)**	15.3
Cash flow from operations		**500.4**	490.0
Changes in non-cash working capital	12	**241.1**	(139.9)
		741.5	350.1
Investing activities			
Capital expenditures - net		**(614.0)**	(447.0)
Contributions by utility customers for extensions to plant		**38.6**	41.2
Non-current deferred electricity costs		**64.4**	(86.0)
Changes in non-cash working capital	12	**2.2**	68.5
Other		**(2.3)**	(8.8)
		(511.1)	(432.1)
Financing activities			
Change in notes payable		**(192.5)**	116.4
Issue of long-term debt		**212.9**	219.1
Issue of non-recourse long-term debt		**345.5**	9.3
Repayment of long-term debt		**(222.2)**	(68.1)
Repayment of non-recourse long-term debt		**(27.9)**	(23.1)
Redemption of preferred shares		**-**	(34.1)
Issue (purchase) of Class A shares		**0.3**	(1.7)
Dividends paid to Class A and Class B share owners		**(119.0)**	(114.0)
Income tax reassessment	3	**(12.9)**	-
Changes in non-cash working capital	12	**(14.4)**	(18.8)
Other		**2.9**	(9.5)
		(27.3)	75.5
Foreign currency translation		**2.1**	(2.9)
Cash position[1]			
Increase (decrease)		**205.2**	(9.4)
Beginning of year		**36.7**	46.1
End of year		**$ 241.9**	$ 36.7

[1] *Cash position includes cash and short-term investments less current bank indebtedness.*

Notes to Consolidated Financial Statements

December 31, 2001
(tabular amounts in millions of Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements include the accounts of Canadian Utilities Limited and its subsidiaries, including a proportionate share of joint venture investments ("Canadian Utilities"). Principal operations are Utilities (ATCO Electric, ATCO Gas, ATCO Utility Services), Power Generation (ATCO Power, Alberta Power (2000)), Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec), Industrials (ASHCOR Technologies, Genics) and Technologies (ATCO Singlepoint, ATCO I-Tek). Significant joint venture investments include Thames Power Limited and several cogeneration plants.

Certain comparative figures have been reclassified to conform to the current presentation.

Regulation

ATCO Electric, ATCO Gas and ATCO Pipelines ("regulated operations") are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

Revenue Recognition

Revenues are recognized on the accrual basis and include an estimate of services provided but not yet billed.

Revenues resulting from the supply of contracted services are recorded by the percentage of completion method. Full provision is made for any anticipated loss.

Natural Gas Supply

Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers through revised rates and natural gas supply expense is adjusted accordingly.

Purchased Power

Purchased power expense is based on the actual cost of electricity purchased. The amount included in customer rates for purchased power is based on forecast, with most variances from forecast recorded as deferred electricity costs. These costs remain deferred until such time as they are refunded to or collected from customers in accordance with approval from the AEUB.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

The regulated operations include in capital expenditures an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Capital expenditures in the other subsidiaries include capitalized interest incurred during construction.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate. Property, plant and equipment is disclosed net of unamortized contributions.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets are approved by the AEUB. For certain assets these approved depreciation rates include a provision for future removal costs and site restoration costs. On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Deferred Financing Charges

Issue costs of long-term debt are amortized over the weighted average life of the debt and issue costs of preferred shares are amortized over the expected life of the issue. Unamortized premiums and issue costs of redeemed long-term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Effective January 1, 2001, under the terms of various Power Purchase Arrangements ("PPA") Canadian Utilities became subject to an incentive/penalty regime related to generating unit availability. The PPA allows Canadian Utilities to bill the PPA counterparty for availability in excess of predetermined targets but also obligates it to pay the counterparty a penalty when the availability target is not achieved. The intent of the PPA is that these payments will result in no net cash inflow or outflow to Canadian Utilities over the term of the PPA. Accordingly these payments have been recorded as deferred credits on the balance sheet (see note 8) in recognition of their anticipated repayment to the PPA counterparties in future periods.

Should penalties exceed the accumulated incentives plus reasonably expected future incentive billings for any of the individual PPA's, the shortfall will be recognized in income in the year the shortfall occurs.

Notes Payable

Under bank loan agreements that are renewed on a continuing basis, Canadian Utilities may issue commercial paper or borrow directly from the bank. These borrowings allow Canadian Utilities to manage the amount and timing of long-term debt, preferred share and equity issues and are classified as long-term.

Long-Term Debt Due Within One Year

When Canadian Utilities intends to refinance long-term debt due within one year on a long-term basis and there is a written undertaking from an underwriter to act on Canadian Utilities' behalf with respect thereto, or sufficient capacity under long-term bank loan agreements to issue commercial paper or assume bank loans, then long-term debt due within one year is classified as long term.

Hedging

In conducting its business, Canadian Utilities uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense from the hedged position.

Employee Future Benefits

Canadian Utilities accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs. Pension plan assets are reported at market value and expected return on plan assets is calculated based on market value. Experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments, changes in assumptions and the net transitional liability or asset are amortized over the estimated average remaining service life of employees.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock-Based Compensation Plans

Canadian Utilities Limited has a stock option plan and a share appreciation rights plan, and participates in the share appreciation rights plan of its parent corporation, ATCO Ltd., all of which are described in note 11. No compensation expense is recognized

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

when stock options or share appreciation rights are granted. Any consideration paid by holders of the stock options upon exercise is credited to share capital. If stock options are repurchased, the consideration paid to the holders of the options is charged to retained earnings. Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the greater of the market price of the Canadian Utilities Limited Class A non-voting shares and the ATCO Ltd. Class I Non-Voting shares or the 12 month average market price thereof over the base value of the rights.

2. INTEREST AND OTHER INCOME

		2001		2000
Interest	$	**35.1**	$	18.5
Allowance for funds used by regulated operations		**5.7**		4.4
Other		**3.2**		3.1
	$	**44.0**	$	26.0

3. INCOME TAXES

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

		2001			2000	
Earnings before income taxes	$	**418.1**	%	$	423.6	%
Income taxes, at statutory rates	$	**176.0**	**42.1**	$	189.0	44.6
Dividends on preferred shares		**-**	**-**		0.2	0.1
Allowance for funds used by regulated operations		**(1.0)**	**(0.2)**		(1.0)	(0.2)
Depreciation of capitalized allowance for funds used by regulated operations		**0.4**	**0.1**		3.7	0.9
Crown royalties and other non-deductible Crown payments		**9.2**	**2.2**		8.2	1.9
Earned depletion and resource allowance		**(13.5)**	**(3.2)**		(12.7)	(3.0)
Large Corporations Tax		**6.5**	**1.5**		7.0	1.6
Manufacturing and processing tax credit		**(4.1)**	**(1.0)**		(3.4)	(0.8)
Foreign tax rate variance		**(4.3)**	**(1.0)**		(3.4)	(0.8)
Non-deductible interest on foreign financing		**1.3**	**0.3**		1.7	0.4
Change in future income taxes resulting from reduction in tax rates		**(4.4)**	**(1.1)**		(1.8)	(0.4)
Unrecorded future income taxes		**(2.8)**	**(0.7)**		(11.6)	(2.8)
Other		**0.7**	**0.2**		3.5	0.9
		164.0	**39.2**		179.4	42.4
Current income taxes		**183.3**			118.2	
Future income taxes (recoveries)	$	**(19.3)**		$	61.2	

		2001		2000
The future income tax liabilities (assets) comprise the following:				
Property, plant and equipment	$	**216.1**	$	178.3
Deferred costs		**12.3**		62.2
Reserves		**(7.8)**		(6.5)
Tax loss carryforwards		**(0.8)**		(3.7)
Income tax reassessment		**(12.9)**		-
Other		**(3.8)**		(2.8)
		203.1		227.5
Less: Amounts included in current future income taxes		**(1.9)**		55.2
	$	**205.0**	$	172.3

3. INCOME TAXES (continued)

Unrecorded future income taxes of the regulated operations amounted to $178.5 million at December 31, 2001. This balance includes $58.9 million in respect of Alberta Power (2000)'s generation facilities. Effective January 1, 2001, these facilities were deregulated through a system of power purchase arrangements approved by the AEUB. These unrecorded future taxes of $58.9 million will be recovered through future payments received in respect of the power purchase arrangements.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $0.8 million, of which $0.1 million expires at the beginning of 2009 and $0.7 million does not expire. In addition, there are tax loss carryforwards of $0.5 million for which no tax benefit has been recorded. These losses begin to expire in 2007.

Income taxes paid amounted to $50.6 million (2000 - $147.7 million).

Canadian Utilities received and paid an income tax reassessment of $12.9 million during the year relating to the 1996 disposal of ATCOR Resources Ltd. Management does not agree with this reassessment and is contesting this matter with tax authorities. Accordingly the payment has been recorded as a reduction of future income tax liabilities.

4. DIRECT CHARGES TO RETAINED EARNINGS

		2001		2000
Stock options settled	**$**	**3.8**	$	2.3
Class A shares purchased		**-**		1.5
	$	**3.8**	$	3.8

5. PROPERTY, PLANT AND EQUIPMENT

		2001			2000		
	Composite Depreciation Rates		**Cost**	**Accumulated Depreciation**		Cost	Accumulated Depreciation
Utilities	3.7%	**$**	**3,918.8**	**$ 1,469.4**	$	3,721.1	$ 1,365.8
Power Generation	3.3%		**2,316.5**	**647.2**		2,100.6	644.7
Logistics and Energy Services	4.3%		**999.7**	**316.3**		901.5	285.4
Other	16.2%		**52.8**	**26.0**		42.5	18.3
		$	**7,287.8**	**2,458.9**	$	6,765.7	2,314.2
Property, plant and equipment, less accumulated depreciation				**4,828.9**			4,451.5
Unamortized contributions by customers for extensions to regulated plant				**466.0**			444.5
				$ 4,362.9			$ 4,007.0

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $220.7 million (2000 - $212.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $402.9 million (2000 - $176.5 million) and non-depreciable assets of $59.1 million (2000 - $49.1 million).

6. OTHER ASSETS

		2001		2000
Accrued pension asset (note 15)	**$**	**37.5**	$	24.4
Costs deferred for recovery through future regulated rates		**27.0**		31.9
Deferred financing charges		**26.5**		11.7
Other		**27.9**		23.8
	$	**118.9**	$	91.8

7. LONG-TERM DEBT

	2001	2000
CU Inc. debentures		
1986 Series 9.85% due October 2006, redeemable October 2001	$ -	$ 100.0
1986 Second Series 10.25% due December 2006, redeemable December 2001	-	90.0
1997 Medium Term Note 5.42% due November 2002	**68.0**	68.0
1993 Series 7.25% due September 2003	**60.0**	60.0
1994 Series 8.73% due June 2004	**100.0**	100.0
1995 Series 8.43% due June 2005	**125.0**	125.0
2001 4.84% due November 2006	**175.0**	-
1987 Series 12% due October 2007, redeemable October 2002	**125.0**	125.0
2000 6.97% due June 2008	**100.0**	100.0
1989 Series 10.20% due November 2009	**125.0**	125.0
1990 Series 11.40% due August 2010	**125.0**	125.0
2000 7.05% due June 2011	**100.0**	100.0
1999 Series 6.8% due August 2019	**300.0**	300.0
1990 Second Series 11.77% due November 2020	**100.0**	100.0
1991 Series 9.92% due April 2022	**125.0**	125.0
1992 Series 9.40% due May 2023	**100.0**	100.0
	1,728.0	1,743.0
ATCO Midstream Ltd. credit facility, at Bankers' Acceptance rates, due June 2004 (1)	**45.0**	45.0
ATCO Power Canada Ltd. credit facility, due March 2006:		
At fixed rates from 5.567% to 5.79%	-	30.7
At Bankers' Acceptance rates (1)	**48.0**	19.3
ATCO Power Australia Pty Ltd. credit facility, at Bank Bill rates, due May 2002, payable in Australian dollars (1)	**24.7**	17.1
Other long-term obligations, at rates from 4.00% to 8.87%	**10.2**	10.4
	$ 1,855.9	$ 1,865.5
Non-recourse		
Barking Power Limited project financing, due to 2010, payable in British pounds:		
At fixed rates averaging 7.95%	**$ 95.7**	$ 98.6
At London Interbank Offered Rate (1)	**157.0**	161.8
Osborne Cogeneration Pty Ltd. project financing, due to 2013, payable in Australian dollars:		
At fixed rate of 9.795%	-	52.0
At Bank Bill rates (1)	**2.6**	-
At fixed rate of 6.825%	**49.6**	-
McMahon cogeneration plant term facility, at 8.26% to 2003, at Bankers' Acceptance rates thereafter, due to 2004	**9.7**	13.6
Joffre cogeneration project financing:		
At Bankers' Acceptance rates, due to 2012 (1)	**0.9**	12.6
At London Interbank Offered Rate, due to 2012 (1)	-	16.1
At 7.161%, due to 2012	**37.3**	-
At 6.435% to 2004, at Bankers' Acceptance rates thereafter, due to 2012 (1)	**5.3**	-
At 8.59%, due to 2020	**32.0**	32.0
ATCO Power Alberta Limited Partnership project financing:		
At 7.067% to 2008, at London Interbank Offered Rate thereafter, due to 2016 (1)	**15.7**	-
At 7.29% to 2008, at London Interbank Offered Rate thereafter, due to 2016 (1)	**11.2**	-
At 7.25% to 2011, at London Interbank Offered Rate thereafter, due to 2016 (1)	**93.1**	-

7. LONG-TERM DEBT (continued)

Non-recourse (continued)	2001	2000
Cory cogeneration project financing:		
At 7.586%, due to 2024	**38.8**	-
At 7.601%, due to 2026	**34.0**	-
Scotford cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 (1)	**29.0**	-
At London Interbank Offered Rate, due to 2014 (1)	**7.3**	-
At 7.93%, due to 2022	**28.4**	-
Muskeg River cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 (1)	**22.2**	-
At London Interbank Offered Rate, due to 2014 (1)	**5.5**	-
At 7.56%, due to 2022	**35.8**	-
	711.1	386.7
Less: Amounts due within one year	**37.3**	26.7
	$ 673.8	$ 360.0

(1) The above Bankers' Acceptance, London Interbank Offered Rate and Bank Bill interest rates have additional margin fees.

The interest rates disclosed for certain of the non-recourse debt obligations reflect the effect of interest rate swap agreements.

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects. For the Muskeg River and Scotford projects, Canadian Utilities Limited has guaranteed a base level of cash flow if minimum electricity prices are not being obtained for approximately 34% of the total power generated.

For the ATCO Power Alberta Limited Partnership project financing, Canadian Utilities Limited has guaranteed a $36.0 million operating and maintenance obligation, which reduces by $1.2 million per year.

To meet certain project debt service and maintenance reserve requirements, Canadian Utilities Limited has chosen to provide guarantees in lieu of ATCO Power providing security.

To date, Canadian Utilities Limited has not been required to make payments under these guarantees.

The minimum annual debt repayments for each of the next five years are as follows:

	Long-Term Debt	Non-Recourse Long-Term Debt	Total
2002	$ 102.9	$ 37.3	$ 140.2
2003	60.0	42.1	102.1
2004	145.0	40.0	185.0
2005	125.0	46.0	171.0
2006	223.0	50.0	273.0
	$ 655.9	$ 215.4	$ 871.3

Of the $140.2 million due in 2002, $102.9 million is to be refinanced and is, therefore, excluded from long-term debt due within one year in the balance sheet.

Interest on debt is as follows:

	2001	2000
Long-term debt	**$ 162.5**	$ 166.7
Non-recourse long-term debt	**26.6**	27.3
Notes payable	**6.2**	4.1
Current bank indebtedness	**11.6**	5.6
Amortization of financing charges	**2.6**	1.7
Less: Capitalized on non-regulated projects	**(10.9)**	(9.4)
	$ 198.6	$ 196.0

Interest paid amounted to $205.5 million (2000 - $207.1 million).



7. LONG-TERM DEBT (continued)

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on Canadian Utilities' current borrowing rate for similar borrowing arrangements.

	2001	2000
Long-term debt		
Fixed rate	$ 1,982.4	$ 2,044.7
Floating rate	117.7	81.4
	$ 2,100.1	$ 2,126.1
Non-recourse long-term debt		
Fixed rate	$ 502.3	$ 241.9
Floating rate	221.9	161.8
	$ 724.2	$ 403.7

8. DEFERRED CREDITS

	2001	2000
Deferred availability incentives	$ 29.9	$ -
Accrued equipment repairs and maintenance	16.3	20.3
Other	20.4	22.7
	$ 66.6	$ 43.0

9. NOTES PAYABLE AND CREDIT LINES

At December 31, 2001, notes payable consists of outstanding commercial paper of $4.6 million (2000 - $197.1 million), at an interest rate of 2.19%, maturing March 2002.

Canadian Utilities has credit lines totaling $1,410.0 million, of which $390.5 million are available on a long-term committed basis by the lenders, $817.9 million on a short-term committed basis and $201.6 million on an uncommitted basis. These credit lines enable Canadian Utilities to obtain financing for general business purposes. At December 31, 2001, $272.6 million of long-term committed credit lines, $792.0 million of short-term committed credit lines and $196.4 million of uncommitted credit lines were still available.

10. EQUITY PREFERRED SHARES

Authorized: An unlimited number of Series Second Preferred Shares, issuable in series.

Issued:

	Stated Value (dollars)	Redemption Dates	2001 Shares	2001 Amount	2000 Shares	2000 Amount
Cumulative Redeemable Second Preferred Shares						
5.9% Series Q	$ 25.00	Open	**2,277,675**	$ **56.9**	2,277,675	$ 56.9
5.3% Series R	$ 25.00	Open	**2,146,730**	**53.7**	2,146,730	53.7
6.6% Series S	$ 25.00	Open	**635,700**	**15.9**	635,700	15.9
Perpetual Cumulative Second Preferred Shares						
5.05% Series O	$ 25.00	December 2, 2006	**1,600,000**	**40.0**	1,600,000	40.0
5.05% Series T	$ 25.00	December 2, 2006	**1,600,000**	**40.0**	1,600,000	40.0
5.05% Series U	$ 25.00	November 26, 2006	**800,000**	**20.0**	800,000	20.0
4.66% Series V	$ 25.00	October 3, 2002	**4,400,000**	**110.0**	4,400,000	110.0
				$ **336.5**		$ 336.5

10. EQUITY PREFERRED SHARES (continued)

The dividends payable on the Perpetual Cumulative Second Preferred Shares Series O, T, U and V are fixed until the redemption dates specified above, at which time a new dividend rate may be established by negotiation between Canadian Utilities Limited and the holders of the shares.

Fair values

Fair values for preferred shares determined using quoted market prices for the same or similar issues are $323.4 million (2000 - $324.1 million).

Redemption privileges

The preferred shares are redeemable on the dates specified above at the option of Canadian Utilities at the stated value plus accrued and unpaid dividends.

11. CLASS A AND CLASS B SHARES

	Class A Non-Voting		Class B Common		Total	
	Shares	Consideration	Shares	Consideration	Shares	Consideration
Authorized	Unlimited		Unlimited			
Issued and Outstanding:						
December 31, 1999	39,368,882	$ 354.6	23,980,003	$ 151.9	63,348,885	$ 506.5
Stock options exercised	17,450	0.5	-	-	17,450	0.5
Purchased	(60,500)	(0.6)	-	-	(60,500)	(0.6)
Converted: Class B to Class A	301,781	1.9	(301,781)	(1.9)	-	-
December 31, 2000	39,627,613	356.4	23,678,222	150.0	63,305,835	506.4
Stock options exercised	11,200	0.3	-	-	11,200	0.3
Converted: Class B to Class A	237,956	1.6	(237,956)	(1.6)	-	-
December 31, 2001	**39,876,769**	**$ 358.3**	**23,440,266**	**$ 148.4**	**63,317,035**	**$ 506.7**

Share owner rights

The holders of the Class A non-voting shares and the Class B common shares are entitled to share equally, on a share for share basis, in all dividends declared by Canadian Utilities Limited on either of such classes of shares as well as the remaining property of Canadian Utilities Limited upon dissolution. The holders of the Class B common shares are entitled to vote and to exchange at any time each share held for one Class A non-voting share.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50 percent of the outstanding Class B common shares and which would constitute a change in control of Canadian Utilities Limited, owners of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, owners of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of Canadian Utilities Limited if ATCO Ltd., the present controlling share owner of Canadian Utilities Limited, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of Canadian Utilities Limited. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering. The complete text of the rights of exchange attached to the Class A non-voting shares is set out in a Certificate of Amendment dated September 10, 1982 issued to Canadian Utilities Limited.

Normal course issuer bid

On May 19, 2001, Canadian Utilities Limited commenced a Normal Course Issuer Bid for the purchase of up to 3 percent of the outstanding Class A non-voting shares. The offer will expire on May 18, 2002.

Stock option plan

Canadian Utilities Limited has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. Options may be granted to directors, officers and key employees of Canadian Utilities Limited and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange

11. CLASS A AND CLASS B SHARES (continued)

for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

Changes in shares under option are summarized below:

	2001		2000	
	Class A Shares	**Weighted-Average Exercise Price**	Class A Shares	Weighted-Average Exercise Price
Options at beginning of year	**1,129,100**	**$ 34.54**	1,186,850	$ 32.09
Granted	**-**	**-**	135,000	43.16
Exercised	**(11,200)**	**29.89**	(17,450)	28.48
Settled	**(126,350)**	**25.72**	(175,300)	25.18
Options at end of year	**991,550**	**$ 35.72**	1,129,100	$ 34.54

Information about stock options outstanding at December 31, 2001 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class A Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Class A Shares	Weighted-Average Exercise Price
$23.76 - $30.08	355,900	4.2	$ 27.36	314,100	$ 27.00
$34.46 - $37.74	324,850	7.9	$ 35.68	156,450	$ 35.62
$41.29 - $47.91	310,800	7.6	$ 45.33	162,800	$ 45.78
$23.76 - $47.91	991,550	6.5	$ 35.72	633,350	$ 33.96

Share appreciation rights plan

Directors, officers and key employees of Canadian Utilities may be granted share appreciation rights under the share appreciation rights plans of Canadian Utilities Limited and its parent corporation, ATCO Ltd. The vesting provisions and exercise period (which cannot exceed 10 years) for each plan are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class A non-voting shares and the Class I Non-Voting shares of ATCO Ltd., respectively, on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class A non-voting shares and the Class I Non-Voting shares of ATCO Ltd., respectively, over the base value of the share appreciation rights exercised. Share appreciation rights expense amounted to $0.8 million (2000 - $5.5 million).

12. CHANGES IN NON-CASH WORKING CAPITAL

	2001	2000
Operating activities, changes related to:		
Accounts receivable	**$ 200.7**	$ (283.4)
Inventories	**4.6**	(16.6)
Deferred natural gas costs	**131.2**	(129.4)
Deferred electricity costs	**60.4**	(71.7)
Prepaid expenses	**1.5**	(3.0)
Accounts payable and accrued liabilities	**(230.4)**	349.9
Income taxes	**130.2**	(38.4)
Future income taxes	**(57.1)**	52.7
	$ 241.1	$ (139.9)
Investing activities, changes related to:		
Inventories	**$ 14.5**	$ 0.9
Prepaid expenses	**(7.2)**	-
Accounts payable and accrued liabilities	**(5.1)**	67.6
	$ 2.2	$ 68.5
Financing activities, changes related to:		
Accounts receivable	**$ (10.3)**	$ (6.2)
Accounts payable and accrued liabilities	**(4.1)**	(12.6)
	$ (14.4)	$ (18.8)

13. JOINT VENTURES

Canadian Utilities' interest in joint ventures is summarized below:

	2001	2000
Statement of earnings		
Revenues	**$ 363.8**	$ 293.2
Operating expenses	**241.9**	185.4
Depreciation	**26.1**	20.2
Interest	**29.8**	29.4
	66.0	58.2
Interest and other income	**5.1**	5.6
Earnings from joint ventures before income taxes	**$ 71.1**	$ 63.8
Balance sheet		
Current assets	**$ 172.6**	$ 121.2
Current liabilities	**(140.6)**	(94.0)
Property, plant and equipment	**809.2**	567.8
Deferred items - net	**(76.6)**	(77.1)
Long-term debt	**-**	(14.0)
Non-recourse long-term debt (secured only by joint venture assets)	**(494.6)**	(360.0)
Investment in joint ventures	**$ 270.0**	$ 143.9
Statement of cash flows		
Operating activities	**$ 76.5**	$ 67.7
Investing activities	**(195.6)**	(48.9)
Financing activities	**159.2**	(14.7)
Foreign currency translation	**1.5**	(2.1)
Increase in cash position	**$ 41.6**	$ 2.0

Current assets include cash of $90.2 million (2000 - $50.7 million) which is only available for use within the joint ventures.

14. RELATED PARTY TRANSACTIONS

In the normal course of business with its parent corporation, ATCO Ltd., and affiliated corporations, Canadian Utilities incurred administrative expenses and corporate signature rights totaling $6.1 million (2000 - $5.1 million). Canadian Utilities sold natural gas to an affiliated ATCO corporation in the amount of $4.1 million (2000 - $3.8 million) and recovered administrative expenses and business development costs totaling $3.3 million (2000 - $4.5 million).

15. EMPLOYEE FUTURE BENEFITS

Canadian Utilities maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependents. The defined benefit pension plans, which provide for pensions based on length of service and final average earnings, are for the most part contributory, with the balance of funding the responsibility of Canadian Utilities on the advice of an independent actuary. Plan assets are comprised of Canadian and foreign equities, fixed income and other marketable securities and real estate. As of 1997, new employees automatically participate in the defined contribution pension plans and employees participating in the defined benefit pension plans may transfer to the defined contribution pension plans at any time.

15. EMPLOYEE FUTURE BENEFITS (continued)

Information about Canadian Utilities' benefit plans, in aggregate, is as follows:

	2001		2000	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Market value of plan assets				
Beginning of year	$ 1,381.4	$ -	$ 1,271.9	$ -
Actual return on plan assets	(29.2)	-	138.3	-
Employee contributions	5.3	-	5.4	-
Benefit payments	(32.5)	-	(32.6)	-
Payments to defined contribution plans	(2.4)	-	(1.6)	-
End of year	$ 1,322.6	$ -	$ 1,381.4	$ -
Accrued benefit obligations				
Beginning of year	$ 836.5	$ 40.8	$ 804.0	$ 36.8
Current service cost	16.8	1.3	17.0	1.2
Interest cost	58.0	2.9	56.2	2.7
Employee contributions	5.3	-	5.4	-
Benefit payments	(33.9)	(1.6)	(33.7)	(1.3)
Experience losses (gains)	2.1	1.4	(12.4)	1.4
End of year	$ 884.8	$ 44.8	$ 836.5	$ 40.8
Funded status				
Excess (deficiency) of assets over obligations	$ 437.8	$ (44.8)	$ 544.9	$ (40.8)
Amounts not yet recognized in financial statements:				
Unrecognized net experience losses (gains)	50.2	2.8	(75.9)	1.4
Unrecognized net transitional liability (asset)	(382.7)	32.2	(413.6)	34.5
	105.3	(9.8)	55.4	(4.9)
Regulatory asset (liability) (1)	(67.8)	6.0	(31.0)	-
Accrued asset (liability)	$ 37.5	$ (3.8)	$ 24.4	$ (4.9)
Weighted average assumptions at December 31				
Expected rate of return on plan assets	8.1%	-	7.0%	-
Liability discount rate	6.9%	6.9%	7.1%	7.1%
Average compensation increase	3.0%	-	3.0%	-

The assumed annual health care cost rate increases used in measuring the accumulated post employment benefit obligation in 2001 and thereafter were 4.25 percent for drug costs and 3.75 percent for other medical and dental costs.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by Canadian Utilities out of general revenues. These supplementary plans had accrued benefit obligations of $53.9 million at December 31, 2001 (2000 - $42.9 million).

Plan assets include long-term debt and Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $11.3 million at December 31, 2001 (2000 - $12.6 million) and Class I Non-Voting shares of ATCO Ltd., Canadian Utilities' parent corporation, having a market value of $8.5 million at December 31, 2001 (2000 - $8.5 million).

15. EMPLOYEE FUTURE BENEFITS (continued)

	2001		2000	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Components of benefit plan expense (income)				
Current service cost	**$ 16.8**	**$ 1.3**	$ 17.0	$ 1.2
Interest cost	**58.0**	**2.9**	56.2	2.7
Expected return on plan assets	**(94.8)**	**-**	(74.8)	-
Amortization of net transitional liability (asset)	**(30.9)**	**2.3**	(30.4)	2.3
Defined benefit plans expense (income)	**(50.9)**	**6.5**	(32.0)	6.2
Defined contribution plans expense	**3.7**	**-**	3.0	-
Total expense (income)	**(47.2)**	**6.5**	(29.0)	6.2
Less: Capitalized	**0.6**	**1.3**	0.5	1.3
Less: Unrecognized defined benefit plans expense (income) [1]	**(37.4)**	**4.4**	(31.0)	-
Net expense (income)	**$ (10.4)**	**$ 0.8**	$ 1.5	$ 4.9

(1) The regulatory asset (liability) and the unrecognized defined benefits plan expense (income) reflect an AEUB decision to record costs of employee future benefits in the regulated operations when paid rather than accrued.

16. COMMITMENTS AND CONTINGENCIES

Minimum operating lease payments, which extend over periods not exceeding 13 years, are as follows:

2002	2003	2004	2005	2006	Total of All Subsequent Years
$ 12.7	$ 10.9	$ 9.7	$ 9.4	$ 9.3	$ 31.8

Canadian Utilities is party to a number of disputes and lawsuits in the normal course of business. Management is confident that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Canadian Utilities has a number of regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined.

17. SEGMENTED INFORMATION

Canadian Utilities operates in the following business segments:

Utilities (ATCO Electric, Northland Utilities, Yukon Electrical, ATCO Gas, ATCO Utility Services) provides electricity distribution, transmission and generation to industrial, commercial and residential customers in north central Alberta and parts of the Yukon and the Northwest Territories and natural gas distribution to industrial, residential and commercial customers in Alberta;

Power Generation (ATCO Power, Alberta Power (2000)) develops, owns, manages and operates electric power projects in Canada, Great Britain and Australia;

Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec) provides natural gas transmission to industrial and commercial customers in Alberta, natural gas gathering, processing, storage and hub services in Alberta and project management and technical services, operation and maintenance, technology transfer and training services to the defence, transportation and industrial sectors.

Other businesses: Industrials (ASHCOR Technologies, Genics) sells fly ash and produces and sells environmentally friendly wood treatment and maintenance products; Technologies (ATCO Singlepoint, ATCO I-Tek) provides billing and call centre services for utilities, municipalities and other organizations and builds, operates and supports the information systems and technologies used within the ATCO Group of companies.

17. SEGMENTED INFORMATION (continued)

2001 2000	Utilities	Power Generation	Logistics & Energy Services	Other Businesses	Corporate	Inter-segment Eliminations	Consolidated
Revenues - external	**$ 2,256.1**	**$ 632.9**	**$ 603.6**	**$ 6.8**	**$ 0.7**	**$ -**	**$ 3,500.1**
	$ 1,988.5	$ 426.8	$ 498.4	$ 8.7	$ 0.7	$ -	$ 2,923.1
Revenues - intersegment [1]	**112.5**	**-**	**308.7**	**94.6**	**11.7**	**(527.5)**	**-**
	72.4	269.8	422.9	86.8	10.9	(862.8)	-
Revenues	**2,368.6**	**632.9**	**912.3**	**101.4**	**12.4**	**(527.5)**	**3,500.1**
	2,060.9	696.6	921.3	95.5	11.6	(862.8)	2,923.1
Operating expenses	**2,028.6**	**346.1**	**760.5**	**78.5**	**11.7**	**(539.7)**	**2,685.7**
	1,702.9	385.9	777.1	74.0	17.3	(867.0)	2,090.2
Depreciation and depletion	**128.5**	**65.0**	**40.8**	**7.3**	**0.5**	**(0.4)**	**241.7**
	128.4	66.0	35.6	8.5	0.5	(0.3)	238.7
Interest expense on debt	**109.0**	**71.1**	**28.6**	**0.8**	**160.5**	**(171.4)**	**198.6**
	103.0	70.9	27.7	1.0	156.1	(162.7)	196.0
Dividends on preferred shares	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	0.4	0.1	0.1	-	-	-	0.6
Interest and other income	**(28.6)**	**(14.4)**	**(6.4)**	**(0.2)**	**(165.8)**	**171.4**	**(44.0)**
	(11.0)	(8.0)	(5.2)	(0.3)	(164.2)	162.7	(26.0)
Earnings before income taxes	**131.1**	**165.1**	**88.8**	**15.0**	**5.5**	**12.6**	**418.1**
	137.2	181.7	86.0	12.3	1.9	4.5	423.6
Income taxes	**48.9**	**67.0**	**35.5**	**6.4**	**2.3**	**3.9**	**164.0**
	52.1	81.6	37.6	6.0	0.1	2.0	179.4
Net earnings	**82.2**	**98.1**	**53.3**	**8.6**	**3.2**	**8.7**	**254.1**
	85.1	100.1	48.4	6.3	1.8	2.5	244.2
Dividends on equity preferred shares	**8.3**	**3.4**	**1.6**	**-**	**3.7**	**-**	**17.0**
	7.9	3.6	1.6	-	3.7	-	16.8
Earnings attributable to Class A and Class B shares	**$ 73.9**	**$ 94.7**	**$ 51.7**	**$ 8.6**	**$ (0.5)**	**$ 8.7**	**$ 237.1**
	$ 77.2	$ 96.5	$ 46.8	$ 6.3	$ (1.9)	$ 2.5	$ 227.4
Total assets	**$ 2,486.4**	**$ 2,020.7**	**$ 850.7**	**$ 34.4**	**$ 41.5**	**$ (41.4)**	**$ 5,392.3**
	$ 2,885.4	$ 1,773.3	$ 751.8	$ 28.9	$ 12.6	$ (61.9)	$ 5,390.1
Capital expenditures - gross	**$ 238.9**	**$ 384.2**	**$ 101.5**	**$ 10.0**	**$ 0.3**	**$ -**	**$ 734.9**
	$ 202.1	$ 155.7	$ 84.2	$ 9.2	$ -	$ -	$ 451.2

(1) Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

Geographic segments

	Domestic		Foreign		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000
Revenues	**$ 3,224.4**	$ 2,691.8	**$ 275.7**	$ 231.3	**$ 3,500.1**	$ 2,923.1
Property, plant and equipment	**$ 3,973.3**	$ 3,623.3	**$ 389.6**	$ 383.7	**$ 4,362.9**	$ 4,007.0

18. SUBSEQUENT EVENTS

On January 3, 2002, Canadian Utilities sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40.0 million, to Burlington Resources Inc. for $550.0 million. Canadian Utilities' share of the net proceeds is expected to be approximately $150.0 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

In accordance with an AEUB decision, $385.0 million plus related adjustments of $21.0 million for a total of $406.0 million, will be distributed by way of lump sum payments to customers of record on March 2, 2002.

Consolidated Five Year Financial Summary

(dollars in millions, except where indicated)		2001	2000	1999	1998	1997
EARNINGS						
Revenues		**3,500.1**	2,923.1	2,207.7	1,951.8	1,927.6
Operating expenses		**2,685.7**	2,090.2	1,428.2	1,194.8	1,205.5
Depreciation and depletion		**241.7**	238.7	229.5	207.9	196.2
Interest		**198.6**	196.0	181.9	173.0	167.3
Dividends on preferred shares		**-**	0.6	6.6	18.0	18.6
Interest and other income		**(44.0)**	(26.0)	(25.6)	(23.0)	(22.0)
Income taxes		**164.0**	179.4	172.1	180.5	168.1
Dividends on equity preferred shares		**17.0**	16.8	14.9	10.4	12.4
Earnings attributable to Class A and Class B shares		**237.1**	227.4	200.1	190.2	181.5
SEGMENTED EARNINGS						
Utilities		**73.9**	77.2	92.4	N/A	N/A
Power Generation		**94.7**	96.5	67.2	N/A	N/A
Logistics and Energy Services		**51.7**	46.8	40.7	N/A	N/A
Other businesses		**8.6**	6.3	3.4	N/A	N/A
Corporate/eliminations		**8.2**	0.6	(3.6)	N/A	N/A
Earnings attributable to Class A and Class B shares		**237.1**	227.4	200.1	N/A	N/A
BALANCE SHEET						
Property, plant and equipment		**4,362.9**	4,007.0	3,847.7	3,802.0	3,598.6
Total assets		**5,392.3**	5,390.1	4,528.6	4,437.2	4,090.7
Capitalization:						
Notes payable and long-term debt		**1,860.5**	2,062.6	1,796.9	1,662.7	1,424.6
Non-recourse long-term debt		**673.8**	360.0	395.4	422.7	408.5
Preferred shares		**-**	-	50.0	200.0	325.0
Equity preferred shares		**336.5**	336.5	320.6	266.9	210.0
Share owners' equity*		**1,643.8**	1,526.5	1,419.0	1,334.0	1,245.4
Total capitalization		**4,514.6**	4,285.6	3,981.9	3,886.3	3,613.5
CASH FLOWS						
Operations		**500.4**	490.0	465.1	425.7	401.6
Capital expenditures - net		**614.0**	447.0	354.2	410.4	353.8
Financing (excluding Class A and B dividends)		**91.7**	189.5	39.8	112.9	45.1
Class A and B dividends		**119.0**	114.0	109.0	103.9	99.5
CLASS A AND CLASS B SHARES						
Shares outstanding at end of year* (thousands)		**63,317**	63,306	63,349	63,362	63,340
Return on equity*		**15.0%**	15.4%	14.5%	14.8%	14.8%
Earnings per share* ($)		**3.74**	3.59	3.16	3.00	2.85
Dividends paid per share* ($)		**1.88**	1.80	1.72	1.64	1.56
Equity per share* ($)		**25.96**	24.11	22.40	21.05	19.66
Stock market record - Class A non-voting shares ($)	High	**56.05**	51.45	49.35	48.85	41.25
	Low	**44.50**	31.00	32.35	38.00	30.40
	Close	**49.75**	51.00	39.00	48.00	40.65
Stock market record - Class B common shares ($)	High	**54.20**	51.15	49.25	49.00	41.20
	Low	**44.95**	31.10	32.50	38.25	30.65
	Close	**49.00**	50.55	39.25	48.40	40.70

** Includes Class A non-voting and Class B common shares.*

Consolidated Five Year Operating Summary

(dollars in millions, except where indicated)	**2001**	2000	1999	1998	1997
UTILITIES					
Natural gas operations					
Capital expenditures - net	**78.2**	88.1	83.3	N/A	N/A
Pipelines (thousands of kilometres)	**34.0**	33.5	33.0	N/A	N/A
Maximum daily demand (terajoules)	**1,470**	1,737	1,595	1,696	1,629
Sales (petajoules)	**187**	209	192	N/A	N/A
Transportation (petajoules)	**22**	18	13	N/A	N/A
Total system throughput (petajoules)	**209**	227	205	N/A	N/A
Average annual use per residential customer (gigajoules)	**131**	148	138	144	148
Degree days - Edmonton*	**3,661**	4,210	3,774	3,898	3,964
- Calgary**	**3,994**	4,441	3,869	4,160	4,197
Customers at year-end (thousands)	**837.7**	816.1	798.4	779.9	756.6
Electric operations					
Capital expenditures - net	**153.3**	110.7	90.0	103.9	105.6
Power lines (thousands of kilometres)	**64.2**	58.6	57.9	55.3	54.9
Retail sales (millions of kilowatt hours)	**10,108**	10,392	10,068	10,188	10,089
Average annual use per residential customer (kWh)	**7,270**	7,444	7,367	7,274	7,381
Customers at year-end (thousands)	**192.0**	191.0	186.8	186.4	183.3
POWER GENERATION					
Capital expenditures - net	**270.4**	164.5	113.3	144.3	87.7
Generating capacity (thousands of kilowatts)	**2,044**	668	514	482	322
LOGISTICS AND ENERGY SERVICES					
Capital expenditures - net	**101.7**	83.8	47.4	N/A	N/A
Pipelines (thousands of kilometres)	**8.2**	7.9	7.9	N/A	N/A
Contract demand for pipelines system access (terajoules/day)	**4,876**	4,559	4,378	N/A	N/A
Natural gas processed (Mmcf/day)	**429**	366	332	330	277

** Degree days – Edmonton are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.*
*** Degree days – Calgary are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.*



Corporate Office

03 AUG 20 AM 7:21

April 9, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

Please accept this letter as explanation of the additional fling of Canadian Utilities Limited 2001 Annual Financial Statements. The original filing, SEDAR Project #434254, did not include the Auditors' Report. Subsequently, this additional filing, submitted under the same SEDAR Project, has the Auditors' Report included.

Please accept my apologies for this oversight.

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

Consolidated Statement of
Earnings and Retained Earnings

Year ended December 31 (millions of Canadian dollars except per share data)		2001	2000
Revenues	Note	**$ 3,500.1**	$ 2,923.1
Costs and expenses			
Natural gas supply		**1,318.6**	1,006.4
Purchased power		**366.5**	115.8
Operation, maintenance and administration		**883.0**	867.9
Depreciation and depletion		**241.7**	238.7
Interest	7	**198.6**	196.0
Dividends on preferred shares		**-**	0.6
Franchise fees		**117.6**	100.1
		3,126.0	2,525.5
		374.1	397.6
Interest and other income	2	**44.0**	26.0
Earnings before income taxes		**418.1**	423.6
Income taxes	3	**164.0**	179.4
Net earnings		**254.1**	244.2
Dividends on equity preferred shares		**17.0**	16.8
Earnings attributable to Class A and Class B shares		**237.1**	227.4
Retained earnings at beginning of year		**1,022.6**	913.0
		1,259.7	1,140.4
Dividends on Class A and Class B shares		**119.0**	114.0
Direct charges	4	**3.8**	3.8
Retained earnings at end of year		**$ 1,136.9**	$ 1,022.6
Earnings per Class A and Class B share		**$ 3.74**	$ 3.59
Diluted earnings per Class A and Class B share		**$ 3.72**	$ 3.58
Dividends paid per Class A and Class B share		**$ 1.88**	$ 1.80

Consolidated Balance Sheet

As at December 31 (millions of Canadian dollars)	Note	2001	2000
ASSETS			
Current assets			
Cash and short-term investments	13	**$ 253.6**	$ 154.1
Accounts receivable		**439.6**	629.2
Inventories		**117.1**	135.6
Income taxes recoverable		**-**	24.8
Future income taxes	3	**1.9**	-
Deferred natural gas costs		**3.9**	135.1
Deferred electricity costs		**27.4**	87.8
Prepaid expenses		**21.8**	16.3
		865.3	1,182.9
Property, plant and equipment	5	**4,362.9**	4,007.0
Security deposits for debt		**23.6**	22.4
Deferred electricity costs		**21.6**	86.0
Other assets	6	**118.9**	91.8
		$ 5,392.3	$ 5,390.1
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness		**$ 11.7**	$ 117.4
Accounts payable and accrued liabilities		**451.6**	689.9
Income taxes payable		**105.5**	-
Future income taxes	3	**-**	55.2
Non-recourse long-term debt due within one year	7	**37.3**	26.7
		606.1	889.2
Future income taxes	3	**205.0**	172.3
Deferred credits	8	**66.6**	43.0
Notes payable	9	**4.6**	197.1
Long-term debt	7	**1,855.9**	1,865.5
Non-recourse long-term debt	7	**673.8**	360.0
Equity preferred shares	10	**336.5**	336.5
Class A and Class B share owners' equity			
Class A and Class B shares	11	**506.7**	506.4
Retained earnings		**1,136.9**	1,022.6
Foreign currency translation adjustment		**0.2**	(2.5)
		1,643.8	1,526.5
		$ 5,392.3	$ 5,390.1

" Signed"

C.O. Twa
Director

" Signed"

B.K. French
Director

Consolidated Statement of Cash Flows

Year ended December 31 (millions of Canadian dollars)	Note	2001	2000
Operating activities			
Earnings attributable to Class A and Class B shares		**$ 237.1**	$ 227.4
Non-cash items included in earnings			
Depreciation and depletion		**241.7**	238.7
Future income taxes		**37.3**	8.6
Other - net		**(15.7)**	15.3
Cash flow from operations		**500.4**	490.0
Changes in non-cash working capital	12	**241.1**	(139.9)
		741.5	350.1
Investing activities			
Capital expenditures - net		**(614.0)**	(447.0)
Contributions by utility customers for extensions to plant		**38.6**	41.2
Non-current deferred electricity costs		**64.4**	(86.0)
Changes in non-cash working capital	12	**2.2**	68.5
Other		**(2.3)**	(8.8)
		(511.1)	(432.1)
Financing activities			
Change in notes payable		**(192.5)**	116.4
Issue of long-term debt		**212.9**	219.1
Issue of non-recourse long-term debt		**345.5**	9.3
Repayment of long-term debt		**(222.2)**	(68.1)
Repayment of non-recourse long-term debt		**(27.9)**	(23.1)
Redemption of preferred shares		**-**	(34.1)
Issue (purchase) of Class A shares		**0.3**	(1.7)
Dividends paid to Class A and Class B share owners		**(119.0)**	(114.0)
Income tax reassessment	3	**(12.9)**	-
Changes in non-cash working capital	12	**(14.4)**	(18.8)
Other		**2.9**	(9.5)
		(27.3)	75.5
Foreign currency translation		**2.1**	(2.9)
Cash position[1]			
Increase (decrease)		**205.2**	(9.4)
Beginning of year		**36.7**	46.1
End of year		**$ 241.9**	$ 36.7

[1] *Cash position includes cash and short-term investments less current bank indebtedness.*

Notes to Consolidated Financial Statements

December 31, 2001
(tabular amounts in millions of Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements include the accounts of Canadian Utilities Limited and its subsidiaries, including a proportionate share of joint venture investments ("Canadian Utilities"). Principal operations are Utilities (ATCO Electric, ATCO Gas, ATCO Utility Services), Power Generation (ATCO Power, Alberta Power (2000)), Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec), Industrials (ASHCOR Technologies, Genics) and Technologies (ATCO Singlepoint, ATCO I-Tek). Significant joint venture investments include Thames Power Limited and several cogeneration plants.

Certain comparative figures have been reclassified to conform to the current presentation.

Regulation

ATCO Electric, ATCO Gas and ATCO Pipelines ("regulated operations") are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

Revenue Recognition

Revenues are recognized on the accrual basis and include an estimate of services provided but not yet billed.

Revenues resulting from the supply of contracted services are recorded by the percentage of completion method. Full provision is made for any anticipated loss.

Natural Gas Supply

Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers through revised rates and natural gas supply expense is adjusted accordingly.

Purchased Power

Purchased power expense is based on the actual cost of electricity purchased. The amount included in customer rates for purchased power is based on forecast, with most variances from forecast recorded as deferred electricity costs. These costs remain deferred until such time as they are refunded to or collected from customers in accordance with approval from the AEUB.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

The regulated operations include in capital expenditures an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Capital expenditures in the other subsidiaries include capitalized interest incurred during construction.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate. Property, plant and equipment is disclosed net of unamortized contributions.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets are approved by the AEUB. For certain assets these approved depreciation rates include a provision for future removal costs and site restoration costs. On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Deferred Financing Charges

Issue costs of long-term debt are amortized over the weighted average life of the debt and issue costs of preferred shares are amortized over the expected life of the issue. Unamortized premiums and issue costs of redeemed long-term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Effective January 1, 2001, under the terms of various Power Purchase Arrangements ("PPA") Canadian Utilities became subject to an incentive/penalty regime related to generating unit availability. The PPA allows Canadian Utilities to bill the PPA counterparty for availability in excess of predetermined targets but also obligates it to pay the counterparty a penalty when the availability target is not achieved. The intent of the PPA is that these payments will result in no net cash inflow or outflow to Canadian Utilities over the term of the PPA. Accordingly these payments have been recorded as deferred credits on the balance sheet (see note 8) in recognition of their anticipated repayment to the PPA counterparties in future periods.

Should penalties exceed the accumulated incentives plus reasonably expected future incentive billings for any of the individual PPA's, the shortfall will be recognized in income in the year the shortfall occurs.

Notes Payable

Under bank loan agreements that are renewed on a continuing basis, Canadian Utilities may issue commercial paper or borrow directly from the bank. These borrowings allow Canadian Utilities to manage the amount and timing of long-term debt, preferred share and equity issues and are classified as long-term.

Long-Term Debt Due Within One Year

When Canadian Utilities intends to refinance long-term debt due within one year on a long-term basis and there is a written undertaking from an underwriter to act on Canadian Utilities' behalf with respect thereto, or sufficient capacity under long-term bank loan agreements to issue commercial paper or assume bank loans, then long-term debt due within one year is classified as long term.

Hedging

In conducting its business, Canadian Utilities uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense from the hedged position.

Employee Future Benefits

Canadian Utilities accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs. Pension plan assets are reported at market value and expected return on plan assets is calculated based on market value. Experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments, changes in assumptions and the net transitional liability or asset are amortized over the estimated average remaining service life of employees.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock-Based Compensation Plans

Canadian Utilities Limited has a stock option plan and a share appreciation rights plan, and participates in the share appreciation rights plan of its parent corporation, ATCO Ltd., all of which are described in note 11. No compensation expense is recognized

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

when stock options or share appreciation rights are granted. Any consideration paid by holders of the stock options upon exercise is credited to share capital. If stock options are repurchased, the consideration paid to the holders of the options is charged to retained earnings. Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the greater of the market price of the Canadian Utilities Limited Class A non-voting shares and the ATCO Ltd. Class I Non-Voting shares or the 12 month average market price thereof over the base value of the rights.

2. INTEREST AND OTHER INCOME

	2001	2000
Interest	$ 35.1	$ 18.5
Allowance for funds used by regulated operations	5.7	4.4
Other	3.2	3.1
	$ 44.0	$ 26.0

3. INCOME TAXES

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2001		2000	
Earnings before income taxes	$ 418.1	%	$ 423.6	%
Income taxes, at statutory rates	$ 176.0	42.1	$ 189.0	44.6
Dividends on preferred shares	-	-	0.2	0.1
Allowance for funds used by regulated operations	(1.0)	(0.2)	(1.0)	(0.2)
Depreciation of capitalized allowance for funds used by regulated operations	0.4	0.1	3.7	0.9
Crown royalties and other non-deductible Crown payments	9.2	2.2	8.2	1.9
Earned depletion and resource allowance	(13.5)	(3.2)	(12.7)	(3.0)
Large Corporations Tax	6.5	1.5	7.0	1.6
Manufacturing and processing tax credit	(4.1)	(1.0)	(3.4)	(0.8)
Foreign tax rate variance	(4.3)	(1.0)	(3.4)	(0.8)
Non-deductible interest on foreign financing	1.3	0.3	1.7	0.4
Change in future income taxes resulting from reduction in tax rates	(4.4)	(1.1)	(1.8)	(0.4)
Unrecorded future income taxes	(2.8)	(0.7)	(11.6)	(2.8)
Other	0.7	0.2	3.5	0.9
	164.0	39.2	179.4	42.4
Current income taxes	183.3		118.2	
Future income taxes (recoveries)	$ (19.3)		$ 61.2	

	2001	2000
The future income tax liabilities (assets) comprise the following:		
Property, plant and equipment	$ 216.1	$ 178.3
Deferred costs	12.3	62.2
Reserves	(7.8)	(6.5)
Tax loss carryforwards	(0.8)	(3.7)
Income tax reassessment	(12.9)	-
Other	(3.8)	(2.8)
	203.1	227.5
Less: Amounts included in current future income taxes	(1.9)	55.2
	$ 205.0	$ 172.3

3. INCOME TAXES (continued)

Unrecorded future income taxes of the regulated operations amounted to $178.5 million at December 31, 2001. This balance includes $58.9 million in respect of Alberta Power (2000)'s generation facilities. Effective January 1, 2001, these facilities were deregulated through a system of power purchase arrangements approved by the AEUB. These unrecorded future taxes of $58.9 million will be recovered through future payments received in respect of the power purchase arrangements.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $0.8 million, of which $0.1 million expires at the beginning of 2009 and $0.7 million does not expire. In addition, there are tax loss carryforwards of $0.5 million for which no tax benefit has been recorded. These losses begin to expire in 2007.

Income taxes paid amounted to $50.6 million (2000 - $147.7 million).

Canadian Utilities received and paid an income tax reassessment of $12.9 million during the year relating to the 1996 disposal of ATCOR Resources Ltd. Management does not agree with this reassessment and is contesting this matter with tax authorities. Accordingly the payment has been recorded as a reduction of future income tax liabilities.

4. DIRECT CHARGES TO RETAINED EARNINGS

		2001		2000
Stock options settled	**$**	**3.8**	$	2.3
Class A shares purchased		**-**		1.5
	$	**3.8**	$	3.8

5. PROPERTY, PLANT AND EQUIPMENT

		2001				2000		
	Composite Depreciation Rates		**Cost**		**Accumulated Depreciation**		Cost	Accumulated Depreciation
Utilities	3.7%	**$**	**3,918.8**	**$**	**1,469.4**	$ 3,721.1	$	1,365.8
Power Generation	3.3%		**2,316.5**		**647.2**	2,100.6		644.7
Logistics and Energy Services	4.3%		**999.7**		**316.3**	901.5		285.4
Other	16.2%		**52.8**		**26.0**	42.5		18.3
		$	**7,287.8**		**2,458.9**	$ 6,765.7		2,314.2
Property, plant and equipment, less accumulated depreciation					**4,828.9**			4,451.5
Unamortized contributions by customers for extensions to regulated plant					**466.0**			444.5
				$	**4,362.9**		$	4,007.0

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $220.7 million (2000 - $212.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $402.9 million (2000 - $176.5 million) and non-depreciable assets of $59.1 million (2000 - $49.1 million).

6. OTHER ASSETS

		2001		2000
Accrued pension asset (note 15)	**$**	**37.5**	$	24.4
Costs deferred for recovery through future regulated rates		**27.0**		31.9
Deferred financing charges		**26.5**		11.7
Other		**27.9**		23.8
	$	**118.9**	$	91.8

7. LONG-TERM DEBT

	2001	2000
CU Inc. debentures		
1986 Series 9.85% due October 2006, redeemable October 2001	$ -	$ 100.0
1986 Second Series 10.25% due December 2006, redeemable December 2001	-	90.0
1997 Medium Term Note 5.42% due November 2002	**68.0**	68.0
1993 Series 7.25% due September 2003	**60.0**	60.0
1994 Series 8.73% due June 2004	**100.0**	100.0
1995 Series 8.43% due June 2005	**125.0**	125.0
2001 4.84% due November 2006	**175.0**	-
1987 Series 12% due October 2007, redeemable October 2002	**125.0**	125.0
2000 6.97% due June 2008	**100.0**	100.0
1989 Series 10.20% due November 2009	**125.0**	125.0
1990 Series 11.40% due August 2010	**125.0**	125.0
2000 7.05% due June 2011	**100.0**	100.0
1999 Series 6.8% due August 2019	**300.0**	300.0
1990 Second Series 11.77% due November 2020	**100.0**	100.0
1991 Series 9.92% due April 2022	**125.0**	125.0
1992 Series 9.40% due May 2023	**100.0**	100.0
	1,728.0	1,743.0
ATCO Midstream Ltd. credit facility, at Bankers' Acceptance rates, due June 2004 [1]	**45.0**	45.0
ATCO Power Canada Ltd. credit facility, due March 2006:		
At fixed rates from 5.567% to 5.79%	-	30.7
At Bankers' Acceptance rates [1]	**48.0**	19.3
ATCO Power Australia Pty Ltd. credit facility, at Bank Bill rates, due May 2002, payable in Australian dollars [1]	**24.7**	17.1
Other long-term obligations, at rates from 4.00% to 8.87%	**10.2**	10.4
	$ 1,855.9	$ 1,865.5
Non-recourse		
Barking Power Limited project financing, due to 2010, payable in British pounds:		
At fixed rates averaging 7.95%	**$ 95.7**	$ 98.6
At London Interbank Offered Rate [1]	**157.0**	161.8
Osborne Cogeneration Pty Ltd. project financing, due to 2013, payable in Australian dollars:		
At fixed rate of 9.795%	-	52.0
At Bank Bill rates [1]	**2.6**	-
At fixed rate of 6.825%	**49.6**	-
McMahon cogeneration plant term facility, at 8.26% to 2003, at Bankers' Acceptance rates thereafter, due to 2004	**9.7**	13.6
Joffre cogeneration project financing:		
At Bankers' Acceptance rates, due to 2012 [1]	**0.9**	12.6
At London Interbank Offered Rate, due to 2012 [1]	-	16.1
At 7.161%, due to 2012	**37.3**	-
At 6.435% to 2004, at Bankers' Acceptance rates thereafter, due to 2012 [1]	**5.3**	-
At 8.59%, due to 2020	**32.0**	32.0
ATCO Power Alberta Limited Partnership project financing:		
At 7.067% to 2008, at London Interbank Offered Rate thereafter, due to 2016 [1]	**15.7**	-
At 7.29% to 2008, at London Interbank Offered Rate thereafter, due to 2016 [1]	**11.2**	-
At 7.25% to 2011, at London Interbank Offered Rate thereafter, due to 2016 [1]	**93.1**	-

7. LONG-TERM DEBT (continued)

Non-recourse (continued)	2001	2000
Cory cogeneration project financing:		
At 7.586%, due to 2024	**38.8**	-
At 7.601%, due to 2026	**34.0**	-
Scotford cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 (1)	**29.0**	-
At London Interbank Offered Rate, due to 2014 (1)	**7.3**	-
At 7.93%, due to 2022	**28.4**	-
Muskeg River cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 (1)	**22.2**	-
At London Interbank Offered Rate, due to 2014 (1)	**5.5**	-
At 7.56%, due to 2022	**35.8**	-
	711.1	386.7
Less: Amounts due within one year	**37.3**	26.7
	$ 673.8	$ 360.0

(1) The above Bankers' Acceptance, London Interbank Offered Rate and Bank Bill interest rates have additional margin fees.

The interest rates disclosed for certain of the non-recourse debt obligations reflect the effect of interest rate swap agreements.

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects.

For the Muskeg River and Scotford projects, Canadian Utilities Limited has guaranteed a base level of cash flow if minimum electricity prices are not being obtained for approximately 34% of the total power generated.

For the ATCO Power Alberta Limited Partnership project financing, Canadian Utilities Limited has guaranteed a $36.0 million operating and maintenance obligation, which reduces by $1.2 million per year.

To meet certain project debt service and maintenance reserve requirements, Canadian Utilities Limited has chosen to provide guarantees in lieu of ATCO Power providing security.

To date, Canadian Utilities Limited has not been required to make payments under these guarantees.

The minimum annual debt repayments for each of the next five years are as follows:

	Long-Term Debt	Non-Recourse Long-Term Debt	Total
2002	$ 102.9	$ 37.3	$ 140.2
2003	60.0	42.1	102.1
2004	145.0	40.0	185.0
2005	125.0	46.0	171.0
2006	223.0	50.0	273.0
	$ 655.9	$ 215.4	$ 871.3

Of the $140.2 million due in 2002, $102.9 million is to be refinanced and is, therefore, excluded from long-term debt due within one year in the balance sheet.

Interest on debt is as follows:

	2001	2000
Long-term debt	**$ 162.5**	$ 166.7
Non-recourse long-term debt	**26.6**	27.3
Notes payable	**6.2**	4.1
Current bank indebtedness	**11.6**	5.6
Amortization of financing charges	**2.6**	1.7
Less: Capitalized on non-regulated projects	**(10.9)**	(9.4)
	$ 198.6	$ 196.0

Interest paid amounted to $205.5 million (2000 - $207.1 million).



7. LONG-TERM DEBT (continued)

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on Canadian Utilities' current borrowing rate for similar borrowing arrangements.

	2001	2000
Long-term debt		
Fixed rate	$ **1,982.4**	$ 2,044.7
Floating rate	**117.7**	81.4
	$ **2,100.1**	$ 2,126.1
Non-recourse long-term debt		
Fixed rate	$ **502.3**	$ 241.9
Floating rate	**221.9**	161.8
	$ **724.2**	$ 403.7

8. DEFERRED CREDITS

	2001	2000
Deferred availability incentives	$ **29.9**	$ -
Accrued equipment repairs and maintenance	**16.3**	20.3
Other	**20.4**	22.7
	$ **66.6**	$ 43.0

9. NOTES PAYABLE AND CREDIT LINES

At December 31, 2001, notes payable consists of outstanding commercial paper of $4.6 million (2000 - $197.1 million), at an interest rate of 2.19%, maturing March 2002.

Canadian Utilities has credit lines totaling $1,410.0 million, of which $390.5 million are available on a long-term committed basis by the lenders, $817.9 million on a short-term committed basis and $201.6 million on an uncommitted basis. These credit lines enable Canadian Utilities to obtain financing for general business purposes. At December 31, 2001, $272.6 million of long-term committed credit lines, $792.0 million of short-term committed credit lines and $196.4 million of uncommitted credit lines were still available.

10. EQUITY PREFERRED SHARES

Authorized: An unlimited number of Series Second Preferred Shares, issuable in series.

Issued:

	Stated Value	Redemption Dates	2001		2000	
			Shares	**Amount**	Shares	Amount
	(dollars)					
Cumulative Redeemable Second Preferred Shares						
5.9% Series Q	$ 25.00	Open	**2,277,675**	$ **56.9**	2,277,675	$ 56.9
5.3% Series R	$ 25.00	Open	**2,146,730**	**53.7**	2,146,730	53.7
6.6% Series S	$ 25.00	Open	**635,700**	**15.9**	635,700	15.9
Perpetual Cumulative Second Preferred Shares						
5.05% Series O	$ 25.00	December 2, 2006	**1,600,000**	**40.0**	1,600,000	40.0
5.05% Series T	$ 25.00	December 2, 2006	**1,600,000**	**40.0**	1,600,000	40.0
5.05% Series U	$ 25.00	November 26, 2006	**800,000**	**20.0**	800,000	20.0
4.66% Series V	$ 25.00	October 3, 2002	**4,400,000**	**110.0**	4,400,000	110.0
				$ **336.5**		$ 336.5

10. EQUITY PREFERRED SHARES (continued)

The dividends payable on the Perpetual Cumulative Second Preferred Shares Series O, T, U and V are fixed until the redemption dates specified above, at which time a new dividend rate may be established by negotiation between Canadian Utilities Limited and the holders of the shares.

Fair values

Fair values for preferred shares determined using quoted market prices for the same or similar issues are $323.4 million (2000 - $324.1 million).

Redemption privileges

The preferred shares are redeemable on the dates specified above at the option of Canadian Utilities at the stated value plus accrued and unpaid dividends.

11. CLASS A AND CLASS B SHARES

	Class A Non-Voting		Class B Common		Total	
	Shares	Consideration	Shares	Consideration	Shares	Consideration
Authorized	Unlimited		Unlimited			
Issued and Outstanding:						
December 31, 1999	39,368,882	$ 354.6	23,980,003	$ 151.9	63,348,885	$ 506.5
Stock options exercised	17,450	0.5	-	-	17,450	0.5
Purchased	(60,500)	(0.6)	-	-	(60,500)	(0.6)
Converted: Class B to Class A	301,781	1.9	(301,781)	(1.9)	-	-
December 31, 2000	39,627,613	356.4	23,678,222	150.0	63,305,835	506.4
Stock options exercised	11,200	0.3	-	-	11,200	0.3
Converted: Class B to Class A	237,956	1.6	(237,956)	(1.6)	-	-
December 31, 2001	**39,876,769**	**$ 358.3**	**23,440,266**	**$ 148.4**	**63,317,035**	**$ 506.7**

Share owner rights

The holders of the Class A non-voting shares and the Class B common shares are entitled to share equally, on a share for share basis, in all dividends declared by Canadian Utilities Limited on either of such classes of shares as well as the remaining property of Canadian Utilities Limited upon dissolution. The holders of the Class B common shares are entitled to vote and to exchange at any time each share held for one Class A non-voting share.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50 percent of the outstanding Class B common shares and which would constitute a change in control of Canadian Utilities Limited, owners of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, owners of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of Canadian Utilities Limited if ATCO Ltd., the present controlling share owner of Canadian Utilities Limited, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of Canadian Utilities Limited. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering. The complete text of the rights of exchange attached to the Class A non-voting shares is set out in a Certificate of Amendment dated September 10, 1982 issued to Canadian Utilities Limited.

Normal course issuer bid

On May 19, 2001, Canadian Utilities Limited commenced a Normal Course Issuer Bid for the purchase of up to 3 percent of the outstanding Class A non-voting shares. The offer will expire on May 18, 2002.

Stock option plan

Canadian Utilities Limited has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. Options may be granted to directors, officers and key employees of Canadian Utilities Limited and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange

11. CLASS A AND CLASS B SHARES (continued)

for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

Changes in shares under option are summarized below:

	2001		2000	
	Class A Shares	**Weighted-Average Exercise Price**	Class A Shares	Weighted-Average Exercise Price
Options at beginning of year	**1,129,100**	**$ 34.54**	1,186,850	$ 32.09
Granted	**-**	**-**	135,000	43.16
Exercised	**(11,200)**	**29.89**	(17,450)	28.48
Settled	**(126,350)**	**25.72**	(175,300)	25.18
Options at end of year	**991,550**	**$ 35.72**	1,129,100	$ 34.54

Information about stock options outstanding at December 31, 2001 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class A Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Class A Shares	Weighted-Average Exercise Price
$23.76 - $30.08	355,900	4.2	$ 27.36	314,100	$ 27.00
$34.46 - $37.74	324,850	7.9	$ 35.68	156,450	$ 35.62
$41.29 - $47.91	310,800	7.6	$ 45.33	162,800	$ 45.78
$23.76 - $47.91	991,550	6.5	$ 35.72	633,350	$ 33.96

Share appreciation rights plan

Directors, officers and key employees of Canadian Utilities may be granted share appreciation rights under the share appreciation rights plans of Canadian Utilities Limited and its parent corporation, ATCO Ltd. The vesting provisions and exercise period (which cannot exceed 10 years) for each plan are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class A non-voting shares and the Class I Non-Voting shares of ATCO Ltd., respectively, on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class A non-voting shares and the Class I Non-Voting shares of ATCO Ltd., respectively, over the base value of the share appreciation rights exercised. Share appreciation rights expense amounted to $0.8 million (2000 - $5.5 million).

12. CHANGES IN NON-CASH WORKING CAPITAL

	2001	2000
Operating activities, changes related to:		
Accounts receivable	**$ 200.7**	$ (283.4)
Inventories	**4.6**	(16.6)
Deferred natural gas costs	**131.2**	(129.4)
Deferred electricity costs	**60.4**	(71.7)
Prepaid expenses	**1.5**	(3.0)
Accounts payable and accrued liabilities	**(230.4)**	349.9
Income taxes	**130.2**	(38.4)
Future income taxes	**(57.1)**	52.7
	$ 241.1	$ (139.9)
Investing activities, changes related to:		
Inventories	**$ 14.5**	$ 0.9
Prepaid expenses	**(7.2)**	-
Accounts payable and accrued liabilities	**(5.1)**	67.6
	$ 2.2	$ 68.5
Financing activities, changes related to:		
Accounts receivable	**$ (10.3)**	$ (6.2)
Accounts payable and accrued liabilities	**(4.1)**	(12.6)
	$ (14.4)	$ (18.8)

13. JOINT VENTURES

Canadian Utilities' interest in joint ventures is summarized below:

	2001	2000
Statement of earnings		
Revenues	**$ 363.8**	$ 293.2
Operating expenses	**241.9**	185.4
Depreciation	**26.1**	20.2
Interest	**29.8**	29.4
	66.0	58.2
Interest and other income	**5.1**	5.6
Earnings from joint ventures before income taxes	**$ 71.1**	$ 63.8
Balance sheet		
Current assets	**$ 172.6**	$ 121.2
Current liabilities	**(140.6)**	(94.0)
Property, plant and equipment	**809.2**	567.8
Deferred items - net	**(76.6)**	(77.1)
Long-term debt	**-**	(14.0)
Non-recourse long-term debt (secured only by joint venture assets)	**(494.6)**	(360.0)
Investment in joint ventures	**$ 270.0**	$ 143.9
Statement of cash flows		
Operating activities	**$ 76.5**	$ 67.7
Investing activities	**(195.6)**	(48.9)
Financing activities	**159.2**	(14.7)
Foreign currency translation	**1.5**	(2.1)
Increase in cash position	**$ 41.6**	$ 2.0

Current assets include cash of $90.2 million (2000 - $50.7 million) which is only available for use within the joint ventures.

14. RELATED PARTY TRANSACTIONS

In the normal course of business with its parent corporation, ATCO Ltd., and affiliated corporations, Canadian Utilities incurred administrative expenses and corporate signature rights totaling $6.1 million (2000 - $5.1 million). Canadian Utilities sold natural gas to an affiliated ATCO corporation in the amount of $4.1 million (2000 - $3.8 million) and recovered administrative expenses and business development costs totaling $3.3 million (2000 - $4.5 million).

15. EMPLOYEE FUTURE BENEFITS

Canadian Utilities maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependents. The defined benefit pension plans, which provide for pensions based on length of service and final average earnings, are for the most part contributory, with the balance of funding the responsibility of Canadian Utilities on the advice of an independent actuary. Plan assets are comprised of Canadian and foreign equities, fixed income and other marketable securities and real estate. As of 1997, new employees automatically participate in the defined contribution pension plans and employees participating in the defined benefit pension plans may transfer to the defined contribution pension plans at any time.

15. EMPLOYEE FUTURE BENEFITS (continued)

Information about Canadian Utilities' benefit plans, in aggregate, is as follows:

	2001		2000	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Market value of plan assets				
Beginning of year	**$ 1,381.4**	**$ -**	$ 1,271.9	$ -
Actual return on plan assets	**(29.2)**	**-**	138.3	-
Employee contributions	**5.3**	**-**	5.4	-
Benefit payments	**(32.5)**	**-**	(32.6)	-
Payments to defined contribution plans	**(2.4)**	**-**	(1.6)	-
End of year	**$ 1,322.6**	**$ -**	$ 1,381.4	$ -
Accrued benefit obligations				
Beginning of year	**$ 836.5**	**$ 40.8**	$ 804.0	$ 36.8
Current service cost	**16.8**	**1.3**	17.0	1.2
Interest cost	**58.0**	**2.9**	56.2	2.7
Employee contributions	**5.3**	**-**	5.4	-
Benefit payments	**(33.9)**	**(1.6)**	(33.7)	(1.3)
Experience losses (gains)	**2.1**	**1.4**	(12.4)	1.4
End of year	**$ 884.8**	**$ 44.8**	$ 836.5	$ 40.8
Funded status				
Excess (deficiency) of assets over obligations	**$ 437.8**	**$ (44.8)**	$ 544.9	$ (40.8)
Amounts not yet recognized in financial statements:				
Unrecognized net experience losses (gains)	**50.2**	**2.8**	(75.9)	1.4
Unrecognized net transitional liability (asset)	**(382.7)**	**32.2**	(413.6)	34.5
	105.3	**(9.8)**	55.4	(4.9)
Regulatory asset (liability) [1]	**(67.8)**	**6.0**	(31.0)	-
Accrued asset (liability)	**$ 37.5**	**$ (3.8)**	$ 24.4	$ (4.9)
Weighted average assumptions at December 31				
Expected rate of return on plan assets	**8.1%**	**-**	7.0%	-
Liability discount rate	**6.9%**	**6.9%**	7.1%	7.1%
Average compensation increase	**3.0%**	**-**	3.0%	-

The assumed annual health care cost rate increases used in measuring the accumulated post employment benefit obligation in 2001 and thereafter were 4.25 percent for drug costs and 3.75 percent for other medical and dental costs.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by Canadian Utilities out of general revenues. These supplementary plans had accrued benefit obligations of $53.9 million at December 31, 2001 (2000 - $42.9 million).

Plan assets include long-term debt and Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $11.3 million at December 31, 2001 (2000 - $12.6 million) and Class I Non-Voting shares of ATCO Ltd., Canadian Utilities' parent corporation, having a market value of $8.5 million at December 31, 2001 (2000 - $8.5 million).

15. EMPLOYEE FUTURE BENEFITS (continued)

	2001		2000	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Components of benefit plan expense (income)				
Current service cost	**$ 16.8**	**$ 1.3**	$ 17.0	$ 1.2
Interest cost	**58.0**	**2.9**	56.2	2.7
Expected return on plan assets	**(94.8)**	**-**	(74.8)	-
Amortization of net transitional liability (asset)	**(30.9)**	**2.3**	(30.4)	2.3
Defined benefit plans expense (income)	**(50.9)**	**6.5**	(32.0)	6.2
Defined contribution plans expense	**3.7**	**-**	3.0	-
Total expense (income)	**(47.2)**	**6.5**	(29.0)	6.2
Less: Capitalized	**0.6**	**1.3**	0.5	1.3
Less: Unrecognized defined benefit plans expense (income) [1]	**(37.4)**	**4.4**	(31.0)	-
Net expense (income)	**$ (10.4)**	**$ 0.8**	$ 1.5	$ 4.9

(1) The regulatory asset (liability) and the unrecognized defined benefits plan expense (income) reflect an AEUB decision to record costs of employee future benefits in the regulated operations when paid rather than accrued.

16. COMMITMENTS AND CONTINGENCIES

Minimum operating lease payments, which extend over periods not exceeding 13 years, are as follows:

2002	2003	2004	2005	2006	Total of All Subsequent Years
$ 12.7	$ 10.9	$ 9.7	$ 9.4	$ 9.3	$ 31.8

Canadian Utilities is party to a number of disputes and lawsuits in the normal course of business. Management is confident that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Canadian Utilities has a number of regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined.

17. SEGMENTED INFORMATION

Canadian Utilities operates in the following business segments:

Utilities (ATCO Electric, Northland Utilities, Yukon Electrical, ATCO Gas, ATCO Utility Services) provides electricity distribution, transmission and generation to industrial, commercial and residential customers in north central Alberta and parts of the Yukon and the Northwest Territories and natural gas distribution to industrial, residential and commercial customers in Alberta;

Power Generation (ATCO Power, Alberta Power (2000)) develops, owns, manages and operates electric power projects in Canada, Great Britain and Australia;

Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec) provides natural gas transmission to industrial and commercial customers in Alberta, natural gas gathering, processing, storage and hub services in Alberta and project management and technical services, operation and maintenance, technology transfer and training services to the defence, transportation and industrial sectors.

Other businesses: Industrials (ASHCOR Technologies, Genics) sells fly ash and produces and sells environmentally friendly wood treatment and maintenance products; Technologies (ATCO Singlepoint, ATCO I-Tek) provides billing and call centre services for utilities, municipalities and other organizations and builds, operates and supports the information systems and technologies used within the ATCO Group of companies.

17. SEGMENTED INFORMATION (continued)

2001 2000	Utilities	Power Generation	Logistics & Energy Services	Other Businesses	Corporate	Inter-segment Eliminations	Consolidated
Revenues - external	**$ 2,256.1**	**$ 632.9**	**$ 603.6**	**$ 6.8**	**$ 0.7**	**$ -**	**$ 3,500.1**
	$ 1,988.5	$ 426.8	$ 498.4	$ 8.7	$ 0.7	$ -	$ 2,923.1
Revenues - intersegment [1]	**112.5**	**-**	**308.7**	**94.6**	**11.7**	**(527.5)**	**-**
	72.4	269.8	422.9	86.8	10.9	(862.8)	-
Revenues	**2,368.6**	**632.9**	**912.3**	**101.4**	**12.4**	**(527.5)**	**3,500.1**
	2,060.9	696.6	921.3	95.5	11.6	(862.8)	2,923.1
Operating expenses	**2,028.6**	**346.1**	**760.5**	**78.5**	**11.7**	**(539.7)**	**2,685.7**
	1,702.9	385.9	777.1	74.0	17.3	(867.0)	2,090.2
Depreciation and depletion	**128.5**	**65.0**	**40.8**	**7.3**	**0.5**	**(0.4)**	**241.7**
	128.4	66.0	35.6	8.5	0.5	(0.3)	238.7
Interest expense on debt	**109.0**	**71.1**	**28.6**	**0.8**	**160.5**	**(171.4)**	**198.6**
	103.0	70.9	27.7	1.0	156.1	(162.7)	196.0
Dividends on preferred shares	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	0.4	0.1	0.1	-	-	-	0.6
Interest and other income	**(28.6)**	**(14.4)**	**(6.4)**	**(0.2)**	**(165.8)**	**171.4**	**(44.0)**
	(11.0)	(8.0)	(5.2)	(0.3)	(164.2)	162.7	(26.0)
Earnings before income taxes	**131.1**	**165.1**	**88.8**	**15.0**	**5.5**	**12.6**	**418.1**
	137.2	181.7	86.0	12.3	1.9	4.5	423.6
Income taxes	**48.9**	**67.0**	**35.5**	**6.4**	**2.3**	**3.9**	**164.0**
	52.1	81.6	37.6	6.0	0.1	2.0	179.4
Net earnings	**82.2**	**98.1**	**53.3**	**8.6**	**3.2**	**8.7**	**254.1**
	85.1	100.1	48.4	6.3	1.8	2.5	244.2
Dividends on equity preferred shares	**8.3**	**3.4**	**1.6**	**-**	**3.7**	**-**	**17.0**
	7.9	3.6	1.6	-	3.7	-	16.8
Earnings attributable to Class A and Class B shares	**$ 73.9**	**$ 94.7**	**$ 51.7**	**$ 8.6**	**$ (0.5)**	**$ 8.7**	**$ 237.1**
	$ 77.2	$ 96.5	$ 46.8	$ 6.3	$ (1.9)	$ 2.5	$ 227.4
Total assets	**$ 2,486.4**	**$ 2,020.7**	**$ 850.7**	**$ 34.4**	**$ 41.5**	**$ (41.4)**	**$ 5,392.3**
	$ 2,885.4	$ 1,773.3	$ 751.8	$ 28.9	$ 12.6	$ (61.9)	$ 5,390.1
Capital expenditures - gross	**$ 238.9**	**$ 384.2**	**$ 101.5**	**$ 10.0**	**$ 0.3**	**$ -**	**$ 734.9**
	$ 202.1	$ 155.7	$ 84.2	$ 9.2	$ -	$ -	$ 451.2

(1) Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

Geographic segments

	Domestic		Foreign		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000
Revenues	**$ 3,224.4**	$ 2,691.8	**$ 275.7**	$ 231.3	**$ 3,500.1**	$ 2,923.1
Property, plant and equipment	**$ 3,973.3**	$ 3,623.3	**$ 389.6**	$ 383.7	**$ 4,362.9**	$ 4,007.0

18. SUBSEQUENT EVENTS

On January 3, 2002, Canadian Utilities sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40.0 million, to Burlington Resources Inc. for $550.0 million. Canadian Utilities' share of the net proceeds is expected to be approximately $150.0 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

In accordance with an AEUB decision, $385.0 million plus related adjustments of $21.0 million for a total of $406.0 million, will be distributed by way of lump sum payments to customers of record on March 2, 2002.

Consolidated Five Year Financial Summary

(dollars in millions, except where indicated)		2001	2000	1999	1998	1997
EARNINGS						
Revenues		**3,500.1**	2,923.1	2,207.7	1,951.8	1,927.6
Operating expenses		**2,685.7**	2,090.2	1,428.2	1,194.8	1,205.5
Depreciation and depletion		**241.7**	238.7	229.5	207.9	196.2
Interest		**198.6**	196.0	181.9	173.0	167.3
Dividends on preferred shares		**-**	0.6	6.6	18.0	18.6
Interest and other income		**(44.0)**	(26.0)	(25.6)	(23.0)	(22.0)
Income taxes		**164.0**	179.4	172.1	180.5	168.1
Dividends on equity preferred shares		**17.0**	16.8	14.9	10.4	12.4
Earnings attributable to Class A and Class B shares		**237.1**	227.4	200.1	190.2	181.5
SEGMENTED EARNINGS						
Utilities		**73.9**	77.2	92.4	N/A	N/A
Power Generation		**94.7**	96.5	67.2	N/A	N/A
Logistics and Energy Services		**51.7**	46.8	40.7	N/A	N/A
Other businesses		**8.6**	6.3	3.4	N/A	N/A
Corporate/eliminations		**8.2**	0.6	(3.6)	N/A	N/A
Earnings attributable to Class A and Class B shares		**237.1**	227.4	200.1	N/A	N/A
BALANCE SHEET						
Property, plant and equipment		**4,362.9**	4,007.0	3,847.7	3,802.0	3,598.6
Total assets		**5,392.3**	5,390.1	4,528.6	4,437.2	4,090.7
Capitalization:						
Notes payable and long-term debt		**1,860.5**	2,062.6	1,796.9	1,662.7	1,424.6
Non-recourse long-term debt		**673.8**	360.0	395.4	422.7	408.5
Preferred shares		**-**	-	50.0	200.0	325.0
Equity preferred shares		**336.5**	336.5	320.6	266.9	210.0
Share owners' equity*		**1,643.8**	1,526.5	1,419.0	1,334.0	1,245.4
Total capitalization		**4,514.6**	4,285.6	3,981.9	3,886.3	3,613.5
CASH FLOWS						
Operations		**500.4**	490.0	465.1	425.7	401.6
Capital expenditures - net		**614.0**	447.0	354.2	410.4	353.8
Financing (excluding Class A and B dividends)		**91.7**	189.5	39.8	112.9	45.1
Class A and B dividends		**119.0**	114.0	109.0	103.9	99.5
CLASS A AND CLASS B SHARES						
Shares outstanding at end of year* (thousands)		**63,317**	63,306	63,349	63,362	63,340
Return on equity*		**15.0%**	15.4%	14.5%	14.8%	14.8%
Earnings per share* ($)		**3.74**	3.59	3.16	3.00	2.85
Dividends paid per share* ($)		**1.88**	1.80	1.72	1.64	1.56
Equity per share* ($)		**25.96**	24.11	22.40	21.05	19.66
Stock market record - Class A non-voting shares ($)	High	**56.05**	51.45	49.35	48.85	41.25
	Low	**44.50**	31.00	32.35	38.00	30.40
	Close	**49.75**	51.00	39.00	48.00	40.65
Stock market record - Class B common shares ($)	High	**54.20**	51.15	49.25	49.00	41.20
	Low	**44.95**	31.10	32.50	38.25	30.65
	Close	**49.00**	50.55	39.25	48.40	40.70

** Includes Class A non-voting and Class B common shares.*

Consolidated Five Year Operating Summary

(dollars in millions, except where indicated)	**2001**	2000	1999	1998	1997
UTILITIES					
Natural gas operations					
Capital expenditures - net	**78.2**	88.1	83.3	N/A	N/A
Pipelines (thousands of kilometres)	**34.0**	33.5	33.0	N/A	N/A
Maximum daily demand (terajoules)	**1,470**	1,737	1,595	1,696	1,629
Sales (petajoules)	**187**	209	192	N/A	N/A
Transportation (petajoules)	**22**	18	13	N/A	N/A
Total system throughput (petajoules)	**209**	227	205	N/A	N/A
Average annual use per residential customer (gigajoules)	**131**	148	138	144	148
Degree days - Edmonton*	**3,661**	4,210	3,774	3,898	3,964
- Calgary**	**3,994**	4,441	3,869	4,160	4,197
Customers at year-end (thousands)	**837.7**	816.1	798.4	779.9	756.6
Electric operations					
Capital expenditures - net	**153.3**	110.7	90.0	103.9	105.6
Power lines (thousands of kilometres)	**64.2**	58.6	57.9	55.3	54.9
Retail sales (millions of kilowatt hours)	**10,108**	10,392	10,068	10,188	10,089
Average annual use per residential customer (kWh)	**7,270**	7,444	7,367	7,274	7,381
Customers at year-end (thousands)	**192.0**	191.0	186.8	186.4	183.3
POWER GENERATION					
Capital expenditures - net	**270.4**	164.5	113.3	144.3	87.7
Generating capacity (thousands of kilowatts)	**2,044**	668	514	482	322
LOGISTICS AND ENERGY SERVICES					
Capital expenditures - net	**101.7**	83.8	47.4	N/A	N/A
Pipelines (thousands of kilometres)	**8.2**	7.9	7.9	N/A	N/A
Contract demand for pipelines system access (terajoules/day)	**4,876**	4,559	4,378	N/A	N/A
Natural gas processed (Mmcf/day)	**429**	366	332	330	277

** Degree days – Edmonton are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.*

*** Degree days – Calgary are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.*

PRICEWATERHOUSECOOPERS

03 AUG 20 AM 7:21

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary, Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

April 5, 2002

To the Securities Regulatory Authorities in the
Various Provinces of Canada

Subject: Canadian Utilities Limited

Dear Sirs:

We refer to the shelf prospectus of Canadian Utilities Limited (the "Company") dated January 11, 2002 relating to the issuance of up to $750,000,000 aggregate principal amount in Debentures.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report dated February 8, 2002 to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2001 and December 31, 2000
- Consolidated statements of earnings and retained earnings and cash flows for the years ended December 31, 2001 and December 31, 2000.

We report that we have read the prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants



Corporate Office

April 5, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

Canadian Utilities Limited has received confirmation from Globel Direct Marketing Services, on behalf of our Transfer Agent, CIBC Mellon Trust Company, that the following material was mailed on April 5, 2002:

To all registered shareholders of Class B common shares:

- 2001 Annual Report, which includes the Annual Financial Statements.

To all registered shareholders of Class A non-voting shares:

- 2001 Annual Report, which includes the Annual Financial Statements.

To all registered shareholders of preferred shares:

- 2001 Annual Report, which includes the Annual Financial Statements.

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company



Corporate Office

April 5, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

Canadian Utilities Limited has received confirmation from Globel Direct Marketing Services, on behalf of our Transfer Agent, CIBC Mellon Trust Company, that the following material was mailed on April 5, 2002:

To all registered shareholders of Class B common shares:

- 2001 Annual Report

To all registered shareholders of Class A non-voting shares:

- 2001 Annual Report

To all registered shareholders of preferred shares:

- 2001 Annual Report

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO LTD. & CANADIAN UTILITIES LIMITED

1500, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532



CANADIAN UTILITIES LIMITED

An ***ATCO*** Company

PROXY FOR CLASS B COMMON SHARES
PROXY SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 8, 2002

The undersigned holder of Class B common shares of CANADIAN UTILITIES LIMITED (the "Corporation") hereby appoints R.D. Southern or, failing him, N.C. Southern or, instead of either of the foregoing, ______________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on May 8, 2002, and at any adjournment thereof, and instructs the proxyholder

1. To vote upon the election of the proposed nominees named in the management proxy circular for the meeting as directors of the Corporation

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

2. To vote upon the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation

   VOTE FOR ☐ or **WITHHOLD VOTE** ☐

3. To vote upon a special resolution to amend the articles of the Corporation to permit the appointment of additional directors between annual meetings

   VOTE FOR ☐ or **VOTE AGAINST** ☐

If no choice is specified, the proxyholder shall vote in favour of the matters set out above.

DATED this ________ day of ________________________, 2002.

____

(Shareholder's Signature)

NOTES:

1. This form of proxy is for the use of holders of Class B common shares of the Corporation.
2. **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy.
3. This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by management of the Corporation.
4. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.



CANADIAN UTILITIES LIMITED

An **ATCO** Company

Dear Share Owner:

We are pleased to invite you to attend the Annual Meeting of Shareholders of Canadian Utilities Limited to be held in the Empire Ballroom, The Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, Alberta, at 10:00 a.m. on Wednesday, May 8, 2002.

The notice of the meeting, the management proxy circular for the meeting and the Corporation's 2001 annual report are enclosed for your information. For owners of Class B common shares, a form of proxy is also enclosed.

If you are an owner of Class B common shares and are unable to attend the meeting, please complete and sign the proxy and return it in the envelope provided for that purpose. We would also encourage all owners of Class A non-voting shares to attend the meeting.

We hope you will join us after the meeting for some light refreshments.

Sincerely,

R. D. Southern
Co-Chairman of the Board
and Chief Executive Officer

N.C. Southern
Co-Chairman of the Board
and Chief Executive Officer

March 8, 2002
Calgary, Alberta

CANADIAN UTILITIES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Canadian Utilities Limited will be held in the Empire Ballroom, The Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, Alberta, at 10:00 a.m. on Wednesday, May 8, 2002, for the following purposes:

(a) to receive the annual report containing the consolidated financial statements for the year ended December 31, 2001, accompanied by the report of the auditor;

(b) to elect directors;

(c) to appoint the auditor;

(d) to approve an amendment to the articles of the Corporation to permit the appointment of additional directors between annual meetings in the manner and to the extent permitted by the *Canada Business Corporations Act;* and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

All shareholders are entitled to attend the meeting, but only the holders of Class B common shares are entitled to vote at the meeting.

Shareholders may attend the meeting in person or may be represented by proxy. Holders of Class B common shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach Canadian Utilities Limited, c/o CIBC Mellon Trust Company, Corporate Trust, P.O. Box 2517, Calgary, Alberta T2P 4P4, not later than 5:00 p.m. on Monday, May 6, 2002.

By order of the Board of Directors.

[signed]
D. R. Cawsey
Vice President, Human Resources and Corporate Secretary

March 8, 2002
Calgary, Alberta

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This management proxy circular is furnished in connection with the solicitation by the management of CANADIAN UTILITIES LIMITED (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation to be held in the Empire Ballroom, The Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, Alberta, at 10:00 a.m. on Wednesday, May 8, 2002, and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder entitled to vote at the meeting may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, other than the persons designated in the accompanying form of proxy, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. on Monday, May 6, 2002.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, Corporate Trust, P.O. Box 2517, Calgary, Alberta T2P 4P4, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholders appointing them on any ballot that may be called for. **In the absence of such instructions, all of such shares will be voted in favour of the election of the directors, the appointment of the auditor and the amendment of the articles as described in this circular.** The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to matters identified in the notice of the meeting and other matters which may properly come before the meeting. The management of the Corporation is not aware of any such amendments or other matters. If any such amendments or matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class B Common Shares and Principal Holders

The Class B common shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 8, 2002, there were 23,404,800 Class B common shares outstanding. Each Class B common share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is March 28, 2002. Holders of Class B common shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over shares of the Corporation carrying more than 10% of the votes attached to the shares of the Corporation is ATCO Ltd. ("ATCO"). ATCO directly or indirectly owns 16,332,726 Class B common shares, being approximately 70% of the outstanding Class B common shares. R.D. Southern controls ATCO.

Class A Non-Voting Shares

The holders of the Class A non-voting shares of the Corporation are entitled to receive notice of the meeting and to attend and participate in discussions at the meeting, but are not entitled to vote at the meeting.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50% of the outstanding Class B common shares and which would constitute a change in control of the Corporation, holders of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, holders of Class A non-voting shares are entitled to exchange their shares for Class B common shares of the Corporation if ATCO, the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or a rights offering. The complete text of the rights of exchange attached to the Class A non-voting shares is set out in a Certificate of Amendment dated September 10, 1982, issued to the Corporation.

ELECTION OF DIRECTORS

The management of the Corporation, on behalf of the Corporate Governance - Nomination, Succession and Compensation Committee, proposes to nominate, and the persons named in the accompanying form of proxy intend to vote for the election as directors of the Corporation, the persons whose names are set forth below, all of whom are now directors and have been for the periods indicated. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation.

Name and principal occupation	Periods served as a director	Shares of the Corporation and its affiliates beneficially owned or controlled [1]
R.T. Booth [3][4] Partner, Bennett Jones LLP (barristers and solicitors)	1998 to date	350 Class A non-voting shares of the Corporation 1,000 Class I Non-Voting Shares of ATCO
W.L. Britton, Q.C. [2] Partner, Bennett Jones LLP (barristers and solicitors)	1980 to date	1,000 Class A non-voting shares of the Corporation 5,014 Class I Non-Voting and 3,935 Class II Votin(Shares of ATCO
B.P. Drummond [2][5] Corporate Director	1997 to date	4,000 Class I Non-Voting and 5,000 Class II Votin(Shares of ATCO
B.K. French [3][4][6] President, Karusel Management Ltd. (property management and management consultants)	1981 to date	5,200 Class A non-voting and 350 Class B commor shares of the Corporation; 8,400 Class I Non-Votin(and 2,900 Class II Voting Shares of ATCO
L.A. Heathcott Executive Vice President, Spruce Meadows (international equestrian venue)	2000 to date	1,000 Class B common shares of the Corporation 3,200 Class I Non-Voting and 2,100 Class II Votin(Shares of ATCO
W.R. Horton [3][4][6] Corporate Director	1984 to date	2,000 Class A non-voting and 100 Class B commor shares of the Corporation; 100 Class II Voting Shares of ATCO
H.M. Neldner [2][3][4][5][6] Corporate Director	1991 to date	1,500 Class A non-voting shares of the Corporation; 8,000 Class I Non-Voting Shares and 2,000 Series : Preferred Shares of ATCO
L.R. Shaben Chairman, Western New Ventures Capital Corporation (venture capital corporation)	1995 to date	1,100 Class A non-voting shares and 100 Class common shares of the Corporation
N.C. Southern Co-Chairman of the Board and Chief Executive Officer of the Corporation and ATCO	1990 to date	925 Class A non-voting and 1,070 Class B commor shares of the Corporation; 1,400 Class I Non-Votin(and 10,650 Class II Voting Shares of ATCO
R.D. Southern, C.B.E., C.M., LL.D. Co-Chairman of the Board and Chief Executive Officer of the Corporation and ATCO	1977 to 1979 1980 to date	15,702 Class A non-voting and 72,402 Class B commor shares and 20,000 Series Q Second Preferred Shares o the Corporation; 5,356,013 Class I Non-Voting anc 2,862,880 Class II Voting Shares of ATCO [7]
D.L. Tait, F.R.I., F.C.A. [3] [5] President, Tait Management Services Ltd. (consulting and accounting management service company)	1992 to date	3,000 Class A non-voting shares of the Corporation 9,900 Class I Non-Voting Shares of ATCO
C.O. Twa President and Chief Operating Officer of the Corporation and ATCO	1996 to date	10,500 Class A non-voting and 100 Class B commor shares of the Corporation; 35,000 Class I Non-Votin(and 100 Class II Voting Shares of ATCO
C.W. Wilson [3][4][6] Corporate Director	2000 to date	1,000 Class A non-voting shares of the Corporation

Notes:

(1) The information as to shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the nominees.

(2) Member of the Corporate Governance - Nomination, Succession and Compensation Committee.

(3) Member of the Risk Review Committee.

(4) Member of the Audit Committee.

(5) Member of the Pension Fund Committee.

(6) Designated Audit Director of an operating subsidiary of the Corporation.

(7) R.D. Southern beneficially owns 1,000 Class II Voting Shares of ATCO and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 5,356,013 Class I Non-Voting and 2,861,880 Class II Voting Shares of ATCO. The stated shareholdings of R.D. Southern include these shares. R.D Southern controls ATCO which owns 16,529,928 Class A non-voting and 16,332,726 Class B common shares of the Corporation. All of the remaining shares of the Corporation beneficially owned or controlled by R.D. Southern are held by Sentgraf Enterprises Ltd., except for 2 Class A non-voting and 2 Class B common shares.

Directors' and Officers' Liability Insurance

The Corporation, ATCO and their affiliates have purchased insurance with an annual aggregate limit of $100,000,000 for such corporations and their directors and officers. The approximate amount of premium paid by the Corporation in the financial year ended December 31, 2001, in respect of the directors and officers of the Corporation as a group was $13,460. No part of the premium was paid by any director or officer. The Corporation is responsible for the first $500,000 of any loss and there is no deductible in respect of claims against any director or officer.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officers of the Corporation and the four other executive officers of the Corporation and its subsidiaries employed at December 31, 2001, who had the highest individual aggregate salary and bonuses during 2001 (the "Named Executive Officers"). This information reflects all compensation received by the Named Executive Officers from the Corporation and its subsidiaries for their services as executive officers in all capacities.

		Annual Compensation			Long Term Compensation Awards	
Name and Principal Occupation	**Year Ended Dec. 31**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[1] ($)**	**Securities Under Options/SARs Granted (#)**	**All Other Compensation Excepting Options/SARs[2] ($)**
R.D. Southern	2001	849,640	764,676	Nil	Nil/Nil	Nil
Co-Chairman of the Board and Chief Executive Officer	2000	856,198	582,215	Nil	20,000/Nil	Nil
	1999	864,106	864,106	Nil	51,000/Nil	Nil
N.C. Southern	2001	616,700	370,020	Nil	Nil/Nil	Nil
Co-Chairman of the Board and Chief Executive Officer	2000	532,680	362,222	Nil	20,000/Nil	Nil
	1999	358,400	358,400	Nil	51,000/Nil	Nil
C.O. Twa	2001	528,600	380,592	Nil	Nil/Nil	Nil
President and Chief Operating Officer	2000	514,924	350,148	Nil	Nil/Nil	Nil
	1999	456,960	456,960	813	10,000/Nil	Nil
J.A. Campbell	2001	418,475	251,085	Nil	Nil/Nil	Nil
Senior Vice President, Finance and Chief Financial Officer	2000	386,193	262,611	Nil	5,000/Nil	Nil
	1999	331,250	331,250	Nil	5,500/Nil	Nil
G.K. Bauer	2001	375,000	187,500	Nil	Nil/Nil	Nil
Managing Director, Power Generation Business Group	2000	347,500	347,500	Nil	5,000/Nil	Nil
	1999	300,000	300,000	Nil	4,000/Nil	Nil
M.M. Shaw	2001	300,000	300,000	Nil	Nil/Nil	13,500[3]
Managing Director, Logistics and Energy Services Business Group	2000	260,000	260,000	Nil	5,000/Nil	13,500[3]
	1999	200,000	200,000	Nil	2,750/Nil	13,500[3]

Notes:

(1) The value of perquisites and personal benefits received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total of his or her annual salary and bonus.

(2) Amounts realized in respect of options and share appreciation rights exercised in 2001 are disclosed under "Aggregated Option/SAR Exercises During 2001 and Year-End Option/SAR Values".

(3) Represents the amount contributed by the Corporation to M.M. Shaw's Defined Contribution Pension.

Option/SAR Grants During 2001

There were no grants of options to purchase or acquire securities of the Corporation or grants of share appreciation rights ("SARs") to any of the Named Executive Officers in 2001.

Aggregated Option/SAR Exercises During 2001 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and SARs during 2001 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs on an aggregate basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2001 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2001 ($) Exercisable/Unexercisable
R.D. Southern	87,500 [3]	2,312,700	241,850/29,000 [1] 55,200/28,400 [2]	4,361,762/237,888 [1] 601,884/236,028 [2]
N.C. Southern	55,000 [4]	1,613,700	73,400/62,600 [1] 39,000/16,000 [2]	1,089,040/660,660 [1] 525,180/153,420 [2]
C.O. Twa	72,600 [5]	1,825,424	1,400/11,000 [1] Nil/5,000 [2]	19,754/163,192 [1] Nil/98,350 [2]
J.A. Campbell	Nil	Nil	42,200/20,300 [1] 39,000/13,000 [2]	617,132/161,493 [1] 580,960/94,410 [2]
G.K. Bauer	Nil	Nil	14,600/9,400 [1] 9,000/6,000 [2]	278,186/123,634 [1] 177,030/118,020 [2]
M.M. Shaw	12,000 [6]	387,480	5,100/7,650 [1] 13,000/1,000 [2]	94,201/81,402 [1] 312,590/19,670 [2]

Notes:

(1) Options to acquire Class A non-voting shares of the Corporation.

(2) Share appreciation rights based on Class A non-voting shares of the Corporation.

(3) Represents the settlement of options to acquire 12,500 Class A non-voting shares and the exercise of 75,000 share appreciation rights of the Corporation.

(4) Represents the settlement of options to acquire 40,000 Class A non-voting shares and the exercise of 15,000 share appreciation rights of the Corporation.

(5) Represents the settlement of options to acquire 42,600 Class A non-voting shares and the exercise of 30,000 share appreciation rights of the Corporation.

(6) Represents the settlement of options to acquire 6,000 Class A non-voting shares and the exercise of 6,000 share appreciation rights of the Corporation.

Retirement Arrangements

The Named Executive Officers participate in The Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "Plan"). As at December 31, 2001, the years of credited service under the Plan for the Named Executive Officers were as follows: N.C. Southern - 6.0, C.O. Twa - 42.67, J.A. Campbell - 12.17, G.K. Bauer - 29.17, M.M. Shaw - 15.0. R.D. Southern is receiving a pension from the Plan.

The Corporation has also undertaken to provide C.O. Twa, J.A. Campbell, G.K. Bauer, and M.M. Shaw pensions under a supplemental arrangement to compensate for limitations on defined benefit pension benefits or on defined contribution pension contributions imposed by the Income Tax Act. The supplemental arrangement, when included with the pension payable under the Plan, the estimated Canada Pension Plan ("CPP") integration amount, and any amounts payable under pension plans or supplemental arrangements of the Corporation's affiliates, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years.

Pension Plan Table

The following table sets forth the annual pension payable to C.O. Twa, J.A. Campbell, G.K. Bauer and M.M. Shaw at normal retirement age 65, inclusive of all registered pension plans, the supplemental arrangements, and the estimated CPP integration amount.[1]

Remuneration	Years of Service				
$	15	20	25	30	35
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000

(1) For purposes of the supplemental arrangement, the calculation of annual pension payable assumes that the amount payable under the registered pension plan is the same regardless of whether a participant elects the defined benefit or defined contribution provisions of the pension plan. For participants of the defined contribution provisions, the actual pension payable at retirement will vary depending on the value of their investment account at retirement.

Employment Agreements

The Corporation has employment agreements with R.D. Southern and N.C. Southern extending to February 1, 2003, and continuing from year to year thereafter. The amount of salary and the value of benefits paid under these agreements have been included in the Summary Compensation Table above. Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice.

Pursuant to his employment agreement with the Corporation, R.D. Southern is eligible upon retirement to receive a pension of 90% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to retirement.

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement to receive a pension of 70% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to retirement.

The pensions payable to R.D. Southern and N.C. Southern under their employment agreements are inclusive of the pensions payable under the Plan.

These employment agreements provide for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas which take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

Composition of the Corporate Governance - Nomination, Succession and Compensation Committee

The Corporate Governance - Nomination, Succession and Compensation Committee of the Board of Directors (the "Committee") is responsible for determining the compensation of executive officers. The members of the Committee are W.L. Britton, B.P. Drummond and H.M. Neldner.

Report on Executive Compensation

The compensation programs of the Corporation and its subsidiaries are designed to reward performance and to be competitive with the compensation arrangements of other North American companies of similar size and scope of operations. These compensation programs emphasize incentive-based compensation and are an ongoing attempt to closely align the interests of officers and shareholders. A significant portion of overall compensation is tied to corporate performance and is paid only in the event that net earnings, after tax and payment of any bonuses, exceed prescribed targets. Each executive officer position is evaluated to establish skill requirements and level of responsibility. This evaluation provides a basis for internal and external comparisons of positions. The Committee reviews information from other corporations and published data and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs.

Components of Compensation

Executive officer compensation is comprised of (i) salary, having regard to market comparison, (ii) bonus and (iii) stock options and/or share appreciation rights and other incentives.

Salary

Base salary ranges are generally determined following a review of market data for similar positions in corporations of comparable size and scope of operations. Market data for other major investor-owned Canadian utilities is reviewed in determining compensation levels. The salary for each executive officer position is then determined having regard to the incumbent's responsibilities, individual performance factors, overall corporate performance, years of service, potential for advancement, performance reviews by immediate superiors, and the assessment of the Committee of such matters as presented by management.

R.D. Southern, N.C. Southern, C.O. Twa and J.A. Campbell also served in 2001 in similar senior executive positions with ATCO, the parent of the Corporation. Salaries for these similar positions in ATCO and the Corporation are determined annually on a consolidated basis by the Committee and the Corporate Governance - Nomination, Succession and Compensation Committee of the Board of Directors of ATCO. The Corporation's share of this consolidated amount is based on a number of considerations, including the proportion of ATCO's consolidated assets which the Corporation's assets represent, and the estimated portion of each executive officer's time anticipated to be spent performing services as an executive officer of the Corporation and its subsidiaries. In 2001, the Corporation's share of the consolidated salary for each of these positions was 88.1% and is reflected in the Summary Compensation Table.

Bonus Plans

Each of the Named Executive Officers participates in one of two executive bonus plans. G.K. Bauer and M.M. Shaw participate in a plan which provides for the payment of annual bonuses which are dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and on the earnings attributable to the officer's business group and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO, each of which must meet or exceed the prescribed targets. No bonus is payable if consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO are not increased over the previous year.

R.D. Southern, N.C. Southern, C.O. Twa and J.A. Campbell participate in an executive bonus plan of ATCO. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO achieved in such year. No bonus is payable if earnings are not increased over the previous year. The bonus is payable only if ATCO's net earnings, after tax and the payment of bonuses, meet or exceed prescribed earnings targets set at the beginning of each financial year. A portion of the bonuses paid to R.D. Southern, N.C. Southern, C.O. Twa and J.A. Campbell under this plan (approximately 88.1%) is funded by the Corporation and is reflected in the Summary Compensation Table.

Stock Option and Share Appreciation Rights Plans

The Corporation has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. The Committee, together with a Co-Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class A non-voting shares at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant.

In addition to the stock option plan, the Corporation has a share appreciation rights plan. The Committee, together with a Co-Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class A non-voting shares. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class A non-voting shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class A non-voting shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant.

Compensation of Chief Executive Officers

The compensation of the Chief Executive Officers is determined by the same procedures used to develop compensation arrangements for other executive officers. The Committee annually reviews the performance of the Chief Executive Officers with respect to the leadership of the Corporation based on a number of qualitative and quantitative factors including planning, setting strategic direction and achieving objectives and financial goals for the ATCO Group.

Submitted by the Corporate Governance - Nomination, Succession and Compensation Committee:

W.L. Britton, Chairman
B.P. Drummond
H.M. Neldner

Performance Graph

The graph below compares the five-year cumulative shareholder return on the Class A non-voting shares and Class B common shares of the Corporation (assuming a $100 investment was made on December 31, 1996) with the cumulative total return of the TSE 300 Composite Index and the TSE Gas/Electrical Utilities Subindex, assuming reinvestment of dividends.

Five Year Total Return on $100 Investment


$250
$200
$150
$100

	1996	1997	1998	1999	2000	2001
Class A non-voting	100	139	170	144	197	199
Class B common	100	139	172	145	196	196
TSE 300	100	115	113	149	160	140
TSE Gas/Electrical	100	137	150	118	168	174

Compensation of Directors

In 2001, non-employee directors of the Corporation were paid an annual retainer of $35,000 for acting as directors and $2,000 for attending each meeting of the Board or $800 for attending a meeting of the Board the purpose of which was to approve routine administrative or perfunctory matters where the nature of the discussion would be brief. The Corporation has two lead directors, W.L. Britton and B.K. French, who received an additional amount of $175,000 and $100,000, respectively.

The two lead directors participate in a bonus plan which provides for the payment of an annual bonus which is dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The bonus payable to the lead directors for a financial year is based on a percentage of their annual lead directors' retainer and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of ATCO which must meet or exceed the prescribed targets. No bonus is payable if earnings are not increased over the previous year. In 2001, W.L. Britton received $119,000 and B.K. French received $68,000.

The Chairman and members of the Audit Committee received annual retainers of $10,000 and $5,000, respectively. A meeting fee of $800 is payable only for attendance at more than five Audit Committee meetings annually.

The Chairmen of the Corporate Governance - Nomination, Succession and Compensation Committee, the Risk Review Committee and the Pension Fund Committee were paid annual retainers of $5,000 and the members of these committees (including the chairmen) were paid a meeting fee of $800. Directors who are executive officers of the Corporation receive neither retainers nor meeting fees.

The Corporation has appointed a Designated Audit Director for each of its operating subsidiaries. Designated Audit Directors received an annual retainer of $5,000.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The Chairman and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. Ad hoc committees did not meet in 2001.

During 2001, the aggregate value realized by one non-employee director on the surrender of stock options granted in 1995 was $322,900.

Mr. C.W. Wilson, a director of the Corporation, received $30,000 in 2001 pursuant to a consulting arrangement with the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis.

The following is a description of the Corporation's system of corporate governance as required by The Toronto Stock Exchange, with specific reference to each of the guidelines of The Toronto Stock Exchange (the "Guidelines"). Except as otherwise indicated below, the Corporation's system of corporate governance conforms with the Guidelines.

Mandate of the Board

The mandate of the Board of Directors of the Corporation is to supervise the management of the business and affairs of the Corporation. The Board of Directors is responsible for the stewardship of the Corporation and generally directs the business and affairs of the Corporation through consultation with management and the delegation of responsibilities to management and committees of the Board. The responsibility of the Board of Directors includes, among other matters, adoption of a strategic planning process, identification of the principal business risks and implementation of appropriate systems to manage these risks, succession planning, including appointing, training and monitoring senior management, the Corporation's communications policy, and the integrity of the Corporation's internal control and management information systems. The Board delegates responsibility for certain matters to committees of the Board and senior management, both of which report to the Board which retains ultimate responsibility for the business and affairs of the Corporation.

The Board of Directors generally meets five times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition, the Board conducts an annual three to four day comprehensive strategy session with senior management of the Corporation and its subsidiaries at which the Board reviews and assesses the performance of the Corporation and its subsidiaries, reviews business plans, sets short-term and long-term objectives for the Corporation and discusses and approves strategies to meet these objectives.

Composition of the Board

The Corporation is proposing thirteen directors for election by shareholders at the meeting, all of whom are incumbents. Eight of the directors proposed for election to the Board of Directors are unrelated. An unrelated director is defined by the Guidelines as a director who is independent of management and is free from any interests or any business or other relationships which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A related director is one who is not an unrelated director.

The five remaining directors are related within the meaning of the Guidelines. Three of the directors are related because they are executive officers of the Corporation, and two directors may be considered to be related because they are partners of a firm which is compensated for legal services provided to the Corporation. Although these directors may be considered to be related directors by the definition contained in the Guidelines, these directors, like all directors, are required by law at all times to act in good faith with a view to the best interests of the Corporation and its shareholders. As is the case with unrelated directors, these directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in the appropriate circumstances. Their extensive knowledge of the Corporation's business is extremely beneficial to the other directors and the Corporation and their participation as directors is an important element in the overall effectiveness of the Board.

The Corporation is controlled by R.D. Southern, who is therefore a significant shareholder within the meaning of the Guidelines. The directors believe that all of the unrelated directors are free from any interests in or relationships with the Corporation and the significant shareholder, as contemplated by the Guidelines, and that, as a result, the investment in the Corporation by shareholders other than the significant shareholder is fairly reflected.

Although the Board considers independence from the significant shareholder as a factor in assessing the qualifications of potential candidates, the Board's primary objective is to ensure that directors are the most qualified candidates available and are selected on the basis of their overall qualifications and ability to contribute to the effective governance of the Corporation. All of the directors of the Corporation make a valuable contribution to the Board, the Corporation and its shareholders, including the minority shareholders, and the directors are at all times mindful of the interests of the minority shareholders.

Newly elected non-incumbent directors participate in an orientation and education program during which they are briefed about all aspects of the Corporation's operation by senior management of the Corporation and its subsidiaries.

Board Independence

R.D. Southem is a Co-Chairman of the Board and Chief Executive Officer of the Corporation. As a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders generally. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership. N.C. Southern, the daughter of R.D. Southern, is a Co-Chairman of the Board and Chief Executive Officer of the Corporation and jointly assumes responsibility for the activities of the Corporation.

The Board of Directors has appointed two lead directors who are responsible, among other things, for ensuring that the Board can function independently of management. As deemed necessary, the Board of Directors and committees of the Board conduct meetings or portions of meetings without the presence of management. Individual directors, committees and the full Board are entitled to, and in fact do, engage outside advisors from time to time as they deem necessary, at the expense of the Corporation, subject to the approval of the Corporate Governance - Nomination, Succession and Compensation Committee.

Board Approvals

The Board, in conjunction with management, develops the overall strategy and long-term objectives of the Corporation. The Board also considers and, if appropriate, approves, with such revisions as it may require, business plans, budgets, corporate objectives and recommended courses of action which have been presented by management. Significant business activities, actions and communications proposed to be taken or submitted by the Corporation are subject to Board approval.

Board Committees

The Board of Directors of the Corporation has four committees: the Audit Committee, Corporate Governance - Nomination, Succession and Compensation Committee, Risk Review Committee, and Pension Fund Committee. The majority of the directors on each of these committees are unrelated directors. The Corporation does not have an executive committee. In addition, from

time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

The Audit Committee is comprised of five non-employee directors, one of whom is a related director. The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and management information systems and the performance of the Corporation's external auditor. The Committee is also responsible for reviewing and recommending approval to the Board of Directors of quarterly financial statements, annual financial statements, management's discussion and analysis and the annual information form. The Committee communicates directly with the internal and external auditors to discuss and review issues as appropriate.

The Corporate Governance - Nomination, Succession and Compensation Committee is comprised of three non-employee directors, one of whom is a related director. This Committee is responsible for succession planning and assessing the compensation and performance of officers and directors. The Committee, in conjunction with a Co-Chairman of the Board and Chief Executive Officer, is also responsible for identifying and recommending potential candidates for the Board. The Committee meets annually for four days and periodically throughout the year, reviews the size of the Board and makes recommendations to the Board when it believes a change in size would be in the best interests of the Corporation. The Committee periodically reviews the overall profile of the Board to ensure that it includes members with a reasonable diversity of experience, backgrounds, skills and geographic representation and reviews the committees and their mandates, making appropriate recommendations as required. The Committee also reviews and approves the report on executive compensation contained in the management proxy circular of the Corporation. Although the Corporation considers corporate governance to be the ongoing responsibility of all Board members, the Committee also deals with corporate governance issues as the need arises.

The Risk Review Committee is comprised of six non-employee directors, one of whom is a related director. This Committee is responsible for reviewing areas of risk identified by management as being relevant to the Corporation and ensuring that management has procedures in place to mitigate identified risks.

The Pension Fund Committee is comprised of the trustees of the pension fund, at least one of whom must be a non-employee director, and at least two officers of the Corporation. This Committee serves as an advisor on pension matters and assists in the safeguarding and investment of the pension fund.

Shareholder Communications

The Co-Chairmen of the Board and Chief Executive Officers, the President and Chief Operating Officer, and the Senior Vice President, Finance and Chief Financial Officer communicate with and respond to shareholders and the media at the annual meeting of the Corporation and on an ongoing basis, as circumstances require. The Vice President, Human Resources and Corporate Secretary also is responsible for communicating with shareholders and responding to shareholder concerns on an ongoing basis.

Expectations of Management

The Board of Directors expects management to provide on a regular basis all information required by the Board to properly assess the ongoing performance of the Corporation in the context of the overall strategy, direction and objectives of the Corporation. The Board also expects management to identify and evaluate opportunities which are consistent with the overall objectives of the Corporation and to assist the Board in identifying new objectives and strategic direction for the Corporation, all with the overall objective of enhancing shareholder value.

The responsibilities of management are determined by the Board of Directors in conjunction with a Co-Chairman of the Board and Chief Executive Officer. The Board of Directors monitors and assesses management through its regular contact with management, most of whom participate in presentations to the Board at regularly scheduled meetings and at the annual strategy session.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Price Waterhouse, the predecessor of PricewaterhouseCoopers LLP, was first appointed as the auditor of the Corporation in 1981. Appointment of the auditor requires the approval of a majority of the votes cast by the holders of the Class B common shares.

Auditor's Fees

The aggregate fees billed to the Corporation by PricewaterhouseCoopers LLP in 2001 for professional services were:

Audit: $955,000 compared to $835,000 in the prior year.

Taxation and Accounting Advisory Services: $540,000 compared to $482,000 in the prior year.

Management Consulting and Software Implementation: $1,225,000 primarily in connection with the implementation of the Oracle financial information system. There were no fees in the prior year.

Financial Consulting and Other Services: $718,000 primarily in connection with a project financing compared to $251,000 in the prior year.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. The determinations and recommendations of the Audit Committee are presented to the Board, which has ultimate responsibility for determining the annual audit fees and ensuring the continuing independence of the auditor.

AMENDMENT OF ARTICLES

The *Canada Business Corporations Act* ("CBCA") permits the directors of a corporation to appoint additional directors between annual meetings of shareholders if a provision to that effect is contained in the articles of the corporation. The maximum number that may be so appointed is one-third of the number of directors elected at the previous annual meeting, and any directors so appointed cease to hold office no later than the close of the next annual meeting unless they are elected to a further term by the shareholders.

The directors believe that, as the business of the Corporation continues to grow and diversify, it would be prudent to add individuals to the Board from time to time whose experience and skills would enhance those of the existing directors. The Corporate Governance – Nomination, Succession and Compensation Committee identifies suitable candidates for the Board throughout the year, but the inability to add directors between annual meetings makes it impractical to approach individuals outside of the normal proxy solicitation period. This not only limits the number of candidates who can be approached, but also on occasion precludes the timely addition of highly qualified individuals who have experience or skills that would be of benefit to the Corporation and its shareholders.

To address these issues and to provide the greater flexibility with respect to the governance of the Corporation that is permitted under the CBCA, an amendment to the articles is being proposed. If approved, the amendment will permit the directors to appoint additional directors between meetings to the extent permitted by the CBCA and subject to the limitations set forth in the CBCA. The amendment will be presented for consideration as a special resolution and will be adopted if at least two-thirds of the votes cast by eligible shareholders are voted in favour of the resolution. The holders of the Class B common shares are the only shareholders of the Corporation entitled to vote on the resolution.

The text of the special resolution that will be presented at the annual meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The directors of the Corporation shall be entitled to appoint additional directors between annual meetings in the manner and to the extent permitted by the *Canada Business Corporations Act*;

2. Pursuant to subsection 173(1)(o) of the *Canada Business Corporations Act*, Article 8 of the Articles of the Corporation shall be amended by deleting the word "and" from the end of paragraph (d) and "." from the end of paragraph (e) and by adding to the end of paragraph (e) "; and (f) between annual general meetings, appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders of the Corporation, subject to election by the shareholders at that time to a further term, but the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting of shareholders of the Corporation.";

3. Upon Articles of Amendment having become effective in accordance with the provisions of the *Canada Business Corporations Act*, the Articles of the Corporation shall be amended accordingly; and

4. Any officer or director of the Corporation is authorized and directed to execute all documents and to do all things deemed necessary or appropriate for the implementation of this resolution, including the execution and the delivery to the Director - Corporations Branch of Articles of Amendment in duplicate.

ADDITIONAL INFORMATION

Additional information regarding the business of the Corporation is contained in the Corporation's annual information form dated February 28, 2002. Additional financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2001, which are contained in the Corporation's 2001 annual report. Copies of these documents and additional copies of this management proxy circular may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

Corporate information is also available on the Corporation's website: www.canadian-utilities.com

GENERAL

December 8, 2002 is the final date by which the Corporation must receive a proposal for any matter that an eligible shareholder proposes to raise at the next annual meeting of shareholders.

The contents and the sending of this management proxy circular have been approved by the directors of Canadian Utilities Limited.

DATED at Calgary, Alberta, this 8th day of March, 2002.

[signed]
D. R. Cawsey
Vice President, Human Resources and Corporate Secretary

Managemer s of Financial (of Operations

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") for the years ended December 31, 2001 and 2000 should be read in conjunction with the Corporation's audited consolidated financial statements and related notes contained in this annual report.

The Corporation's annual audited financial statements are consolidated from five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Technologies and Industrials. For the purposes of financial disclosure, the Technologies and Industrials Business Groups are accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 17 to the consolidated financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Segmented revenues and earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares") for the years 2001 and 2000 were as follows:

Business Groups	Revenues		Earnings	
(millions of Canadian dollars)	**2001**	2000	**2001**	2000
Utilities	**2,368.6**	2,060.9	**73.9**	77.2
Power Generation	**632.9**	696.6	**94.7**	96.5
Logistics and Energy Services	**912.3**	921.3	**51.7**	46.8
Other Businesses	**101.4**	95.5	**8.6**	6.3
Corporate	**12.4**	11.6	**(0.5)**	(1.9)
Intersegment	**(527.5)**	(862.8)	**8.7**	2.5
Total	**3,500.1**	2,923.1	**237.1**	227.4

Earnings per share increased in 2001 to $3.74 from $3.59 in 2000. Return on common equity was 15.0 percent in 2001.

Depreciation and depletion expenses rose $3.0 million to $241.7 million in 2001, primarily as a result of capital additions during 2000 and 2001.

Interest expense for 2001 increased by $2.6 million to $198.6 million. This increase was primarily due to the effect of a full year of interest expense from the financings completed in 2000, partially offset by lower interest rates associated with debt refinanced in 2001. $10.9 million of interest was capitalized for projects under construction in power generation operations.

Interest and other income for 2001 increased by $18.0 million to $44.0 million, primarily due to interest income on higher cash balances.

Income taxes for 2001 decreased by $15.4 million to $164.0 million. The decrease was primarily due to lower income tax rates.

Quarterly Financial Information

(millions of Canadian dollars except per share data) (unaudited)	1st	2nd	3rd	4th
2001				
Revenues	1,436.2	852.3	577.7	633.9
Earnings Attributable to Class A and Class B shares (1) (2)	79.1	45.1	41.2	71.7
Earnings Per Class A and Class B share (1) (2)	1.25	0.71	0.65	1.13
Fully Diluted Earnings Per Class A and Class B share (1) (2)	1.24	0.71	0.65	1.12
2000				
Revenues	737.4	557.2	577.7	1,050.8
Earnings Attributable to Class A and Class B shares (1) (2)	76.2	42.6	41.0	67.6
Earnings Per Class A and Class B share (1) (2)	1.20	0.68	0.64	1.07
Fully Diluted Earnings Per Class A and Class B share (1) (2)	1.19	0.68	0.64	1.07

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.



Utilities

Earnings from utilities operations for 2001, which amounted to 31.2 percent of consolidated earnings of the Corporation, decreased by $3.3 million to $73.9 million, primarily resulting from the impact of warmer temperatures, partially offset by the impact of rate decisions in 2000 in the ATCO Gas division of ATCO Gas and Pipelines Ltd. ("ATCO Gas"). Temperatures in 2001 were 6.9 percent warmer than normal, whereas temperatures in 2000 were 4.5 percent colder than normal.

Revenues in 2001 increased by $307.7 million to $2,368.6 million. The primary reason for the increase was higher natural gas supply costs recovered in customer rates. Natural gas supply costs were lower for the last six months of 2001, but overall were higher for the year.

Operating expenses for 2001 increased by $325.7 million to $2,028.6 million. This increase was primarily due to higher natural gas supply costs. Natural gas supply costs were lower for the last six months of 2001, but overall were higher for the year. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply costs have no effect on the Corporation's earnings.

Power Generation

Earnings from power generation operations for 2001, which amounted to 39.9 percent of consolidated earnings of the Corporation, decreased by $1.8 million to $94.7 million.

Revenues in 2001 decreased by $63.7 million to $632.9 million. This decrease was primarily due to lower Alberta power pool prices (ATCO Power Ltd., "ATCO Power"), lower revenues from the Rainbow plant and lower transmission access payments (Alberta Power (2000) Ltd., "Alberta Power"), partially offset by revenues from the new Joffre cogeneration station and higher availability at the Barking power station (ATCO Power). Revenues from the Rainbow plant declined due to the power purchase arrangement purchaser's decision in 2001 to supply its own natural gas fuel for the plant, rather than the fuel being supplied by Alberta Power as it was in 2000. In addition, transmission access payments are no longer being collected by Alberta Power from the customer on behalf of the Alberta power pool.

Operating expenses for 2001 decreased by $39.8 million to $346.1 million. The decrease was primarily the result of lower fuel costs from the Rainbow plant due to the power purchase arrangement purchaser's decision to supply its own natural gas fuel for the plant, and the elimination of the collection of transmission access payments. Neither the supply of fuel at the Rainbow plant nor the transmission access payments have any effect on the Corporation's 2001 earnings, as both items were recovered in customer rates in 2000. These decreases were partially offset by operating expenses from the new Joffre cogeneration station.

In May 2001, ATCO Power and SaskPower International Inc. completed a $182 million non-recourse bond financing for the Cory Cogeneration Project and ATCO Power completed a $121 million long-term non-recourse financing for the Scotford Cogeneration Project.

In December 2001, ATCO Power completed a $120.0 million 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations and entered into an $88.9 million long-term non-recourse financing agreement for the Muskeg River project.

On December 18, 2001, a 30 percent ownership interest in the Muskeg River project was sold to SaskPower International Inc.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") is constructing and will operate the Brighton Beach power station, a $450 million, 580 megawatt natural gas fired combined cycle generating station at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Coral Energy Canada Inc. has agreed to supply natural gas to the station and will own, market and trade all the electricity produced. ATCO Power owns a 40 percent interest in the project, ATCO Ltd. owns 10 percent and OPG owns 50 percent.

Logistics and Energy Services

Earnings from logistics and energy services operations for 2001, which amounted to 21.8 percent of consolidated earnings of the Corporation, increased by $4.9 million to $51.7 million.

Revenues in 2001 decreased by $9.0 million to $912.3 million. The decrease was primarily due to lower volumes of natural gas purchased by ATCO Midstream Ltd. ("ATCO Midstream") for ATCO Gas, partially offset by higher revenues from natural gas storage and from investment in new facilities during 2000 and 2001 in ATCO Midstream, higher prices for natural gas purchased for customers of the ATCO Pipelines division of ATCO Gas and Pipelines Ltd. ("ATCO Pipelines") and increased business activity in ATCO Frontec Corp. ("ATCO Frontec").

Operating expenses for 2001, net of intersegment expenses, increased by $80.5 million. This increase was primarily due to higher natural gas storage fees and higher operating costs from investment in new facilities during 2000 and 2001 in ATCO Midstream and increased business activity in ATCO Frontec.

Other Businesses

Earnings from other businesses for 2001, which amounted to 3.6 percent of consolidated earnings of the Corporation, increased by $2.3 million to $8.6 million.

REGULATORY MATTERS

Recent Decisions – ATCO Gas and ATCO Pipelines

On January 3, 2002, the AEUB issued a decision regarding the sales by ATCO Gas of the Westlock and Lloydminster natural gas properties. The AEUB did not accept ATCO Gas' allocation of income tax amounts to customers, resulting in additional income tax expense of $2.1 million, which has been recognized in the 2001 results.

On August 28, 2001, ATCO Gas filed an application with the AEUB to approve the sale of certain properties located in the City of Calgary, known as the Calgary Stores Block. On October 24, 2001, the AEUB approved the sale, and established a process for the determination of the distribution of the proceeds of $6.6 million. The AEUB has not yet issued a decision on the distribution of proceeds and no gain on the sale has been recorded in 2001.

On December 11, 2001, the AEUB announced that it had approved an application by ATCO Gas to sell its Viking-Kinsella natural gas producing property, having a net book value of $40 million, to Burlington Resources Inc. for $550 million. The ATCO Gas share of the net proceeds is expected to be approximately $150 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

ATCO Gas filed an application with the AEUB requesting the distribution to customers of proceeds of the Viking-Kinsella sale amounting to $385 million plus related adjustments of $21 million for a total of $406 million. On February 21, 2002, the AEUB issued a final decision directing ATCO Gas to distribute the sale proceeds by way of lump sum payments to customers of record on March 2, 2002.

On December 12, 2001, the AEUB issued decisions on the general rate applications of the south divisions of ATCO Gas and ATCO Pipelines for the test years 2001 and 2002. The decisions, among other things, provided for approved rates of return on common equity of 9.75 percent in each year on a common equity ratio of 37 percent for ATCO Gas and 45.5 percent for ATCO Pipelines.

On December 12, 2001, the AEUB issued a decision relating to the operation of ATCO Gas' Carbon natural gas storage facility during the winter of 2000/2001. This decision ordered ATCO Gas to credit south division customer accounts by $4 million, which has been recognized in the 2001 results.

Recent Decisions – ATCO Electric

In December 2000, the Province of Alberta issued regulations which provided for the deferral of price and volume energy variances from forecast for the year ended December 31, 2000. In late 2001, the AEUB issued decisions approving the collection of these amounts held in the deferral accounts. At December 31, 2001, a total of $86.0 million, including interest, was outstanding and is expected to be collected over a 12-month period from April 2002 to March 2003, with $64.4 million classified as current and $21.6 million classified as non-current.

The negotiated settlements of ATCO Electric Ltd. ("ATCO Electric") for the 2001 and 2002 transmission facility owners tariff, distribution functions and the regulated rate option tariff provided for the creation of deferral accounts to hold most variances from forecast that arise from variations in the price of electricity. At December 31, 2001, the net balance in these deferral accounts was a refund to customers of $37.0 million, which is expected to be refunded to customers over the period April 2002 to December 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long-term debt, preferred shares and common equity. Commercial paper borrowings and short-term bank loans are used to provide flexibility in the timing and amounts of long-term financing.

Cash flow from operations increased by $10.4 million to $500.4 million in 2001, primarily due to higher earnings, lower income tax rates and lower current income taxes arising from increased capital cost allowance claims for tax purposes associated with the higher capital expenditures in ATCO Power.

Investing increased by $79.0 million to $511.1 million in 2001, primarily as a result of higher capital expenditures during 2001, partially offset by a decrease in non-current deferred electricity costs.

Capital expenditures before disposals increased by $283.7 million to $734.9 million in 2001, primarily the result of increased investment in power generation facilities (ATCO Power) and in regulated natural gas transmission projects (ATCO Pipelines). These capital expenditures were partially offset by the proceeds received from the transfer of control of the H.R. Milner generating station (Alberta Power), the completion of the sale of a 50 percent interest in the Rainbow Lake generating station to Husky Energy Inc. and the sale of a 30 percent interest in the Muskeg River project to SaskPower International Inc. (ATCO Power).

To finance 2001 operations, the Corporation issued $212.9 million of recourse long-term debt, including $175.0 million of 4.84 percent debentures due November 6, 2006 for ATCO Electric and ATCO Pipelines. In addition, the Corporation issued $345.5 million of non-recourse long-term debt for ATCO Power to fund the Muskeg River, Scotford, Cory, Joffre, Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River projects.

During 2001, the Corporation redeemed $222.2 million of recourse long-term debt, including $100.0 million of 9.85 percent Debentures 1986 Series, $90.0 million of 10.25 percent Debentures 1986 Second Series and $32.2 million of other debt. The Corporation also redeemed $27.9 million of non-recourse long-term debt and $192.5 million of notes payable. The debt redeemed had interest rates ranging from 4.28 percent to 10.25 percent.

At December 31, 2001, the Corporation had credit lines totaling $1,410.0 million, of which $390.5 million was available on a long-term committed basis by the lenders, $817.9 million was available on a short term committed basis and $201.6 million was available on an uncommitted basis. At December 31, 2001, $272.6 million of long-term committed credit lines, $792.0 million of short term committed credit lines and $196.4 million of uncommitted credit lines were available to be drawn.

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $205.0 million at December 31, 2001 are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2001, the Corporation filed a notice of intention to make a normal course issuer bid for the purchase of up to three percent of its outstanding Class A shares during the period May 19, 2001 to May 18, 2002. To date, no shares have been purchased pursuant to this normal course issuer bid.

It is the policy of the Corporation to pay dividends quarterly on its Class A and Class B shares. In 2001, the Corporation increased the dividends on Class A and Class B shares by $0.08 per share, the same increase as in 2000. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The matter of an increase in the quarterly dividend is addressed by the board of directors in the first quarter of each year. For the first quarter of 2002, the quarterly dividend payment has been increased by $0.02 to $0.49 per share. The payment of any dividend is at the discretion of the board of directors and depends on the financial condition of the Corporation and other factors.

The current ratings on the Corporation's and CU Inc.'s securities are as follows:

	DBRS	S&P
Canadian Utilities Limited:		
Debentures	A	A
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares:		
Existing	Pfd-2 (high)	P-1(low)
New	Pfd-2	Not rated
CU Inc.:		
Debentures	A (high)	A+
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares	Pfd-2 (high)	Not rated

Notes:
Both Dominion Bond Rating Service Limited ("DBRS") and Standard and Poor's ("S&P") maintain a stable trend on the above securities.

BUSINESS RISKS

Regulated Operations

The Corporation's regulated operations are subject to the normal risks faced by regulated companies. These risks include the

approval by the AEUB of customer rates which permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

The business risks for ATCO Electric have changed with the introduction of retail competition on January 1, 2001. Together with the transfer of the interconnected generation assets to Alberta Power, this stage of deregulation leaves ATCO Electric as a regulated transmission and distribution utility.

ATCO Electric is required to supply energy to certain customers in one of three ways: through the regulated rate option, as the supplier of last resort or as the default supplier. For all three types of energy supply, ATCO Electric has implemented energy procurement strategies that mitigate both price and volume risk.

With the exception of the above types of customers, ATCO Electric now receives its revenues from unregulated retailers. As protection against bad debt, ATCO Electric has specified certain prudential requirements to be met by retailers, within limits allowed by legislation.

ATCO Electric is obligated to supply energy under the regulated rate option to the residential, farm and small commercial customers in its designated service area who do not choose an unregulated retailer. ATCO Electric is also the supplier of last resort for the regulated rate option eligible customers. ATCO Electric purchases electricity from marketers, generators and the Alberta power pool at fixed and spot prices to supply the regulated rate option customers.

ATCO Electric is also obligated to assign a default supplier for its customers who are not eligible for the regulated rate option tariff and do not choose an unregulated retailer. ATCO Electric appointed itself as the default supplier and purchases electricity from the Alberta power pool at the spot price to supply the default supply customers, the costs for which are passed on to customers on a dollar for dollar basis.

On January 1, 2001, ATCO Electric appointed itself as the supplier of last resort for its customers who are not eligible for the regulated rate option tariff and who do not have a retailer after December 31, 2000. The energy procurement price for these customers is the spot price of the Alberta power pool, the costs for which are passed on to customers on a dollar for dollar basis.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

The Corporation's portfolio of electric generating plants is made up of coal-fired steam, gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long-term power, steam and transmission support agreements. Where long-term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

Alberta Power

Substantially all the electricity generated by Alberta Power is sold pursuant to a system of long-term power purchase arrangements ("PPAs") with EPCOR Utilities Inc. (Battle River generating plant); Engage Energy, a wholly owned subsidiary of Westcoast Energy Inc. (Rainbow generating plant); and the Alberta Balancing Pool (Sheerness generating plant). Under the PPAs, Alberta Power is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long-term Canada bond rate plus 4.5 percent based on a deemed common equity ratio of 45 percent. Many of the forecast costs will be determined by index, formula or other means for the entire period of the PPA. The PPAs are not subject to ongoing regulation by the AEUB. Alberta Power's actual results will vary and depend on performance compared to the forecasts on which the PPAs are based.

Fuel costs in Alberta Power are mostly for coal supply. To protect against volatility in coal prices, Alberta Power owns or has sufficient coal supplies under long-term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

ATCO Power

ATCO Power's generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking plants with underlying transmission support agreements. In 2001, sales from approximately 75 percent of ATCO Power's generating capacity was subject to long-term agreements, while the remaining 25 percent consisted primarily of sales to the Alberta power pool. In 2002, the portion of generating capacity subject to long-term agreements is expected to be approximately 67 percent while the remaining 33 percent is expected to consist primarily of sales of electricity to the Alberta power pool. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the Alberta power pool are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

Electricity pool prices and gas prices can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2002.

Monthly Average Pool and Gas Prices (2000-2002)



300
250
200
150
100
50
0
16
14
12
10
8
6
4
2
0
Pool Price
Gas Price
POOL PRICE ($/MWh)
GAS PRICE ($/GJ)
Jan
May
Aug
Nov
Feb
Jun
Sep
Dec
Apr
2000
2001
2002
MONTH

Changes in electricity pool prices and gas prices may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity which is not subject to long-term commitments.

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects. For the Muskeg River and Scotford projects, the Corporation has guaranteed a base level of cash flow if minimum electricity prices are not being obtained for the approximately 34 percent of the total power generated by these projects which is not currently subject to long-term agreements. For the $120 million, 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations, completed in December 2001, the Corporation has guaranteed a $36.0 million operating and maintenance obligation, which reduces by $1.2 million per year. To meet certain project debt service and maintenance reserve requirements, the Corporation has chosen to provide guarantees in lieu of ATCO Power providing security. To date, the Corporation has not been required to make payments under these guarantees.

Hedging

It is the policy of the Corporation to use financial instruments to reduce specific risk exposures and not to hold these instruments for trading purposes.

The Corporation has entered into several contracts in order to reduce interest rate, foreign exchange and commodity price risk. The financial impact of these contracts is not material and the counterparty in each transaction is a major financial institution or a significant industry participant.

Changes in Accounting Policies

Effective January 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock based compensation and other stock based payments, the Corporation will prospectively charge the consideration paid to employees and directors for settlement of stock options to compensation cost rather than to retained earnings.

Effective January 1, 2002, the Corporation will retroactively apply the accounting treatment set out in the CICA's emerging issues abstract on the balance sheet classification of callable debt obligations and debt obligations to be refinanced. Debt obligations that are due within the next fiscal year, or debt obligations that are callable, and that the Corporation intends to renegotiate or refinance, will be classified as current liabilities on the balance sheet rather than long-term liabilities. The estimated effect of implementing this change results in a reclassification in 2001 of $4.6 million of notes payable.

February 28, 2002

CANADIAN UTILITIES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Canadian Utilities Limited will be held in the Empire Ballroom, The Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, Alberta, at 10:00 a.m. on Wednesday, May 8, 2002, for the following purposes:

(a) to receive the annual report containing the consolidated financial statements for the year ended December 31, 2001, accompanied by the report of the auditor;

(b) to elect directors;

(c) to appoint the auditor;

(d) to approve an amendment to the articles of the Corporation to permit the appointment of additional directors between annual meetings in the manner and to the extent permitted by the *Canada Business Corporations Act;* and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

All shareholders are entitled to attend the meeting, but only the holders of Class B common shares are entitled to vote at the meeting.

Shareholders may attend the meeting in person or may be represented by proxy. Holders of Class B common shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach Canadian Utilities Limited, c/o CIBC Mellon Trust Company, Corporate Trust, P.O. Box 2517, Calgary, Alberta T2P 4P4, not later than 5:00 p.m. on Monday, May 6, 2002.

By order of the Board of Directors.

[signed]
D.R. Cawsey
Vice President, Human Resources and Corporate Secretary

March 8, 2002
Calgary, Alberta



Corporate Office

April 5, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

Canadian Utilities Limited has received confirmation from Globel Direct Marketing, on behalf of our transfer agent, CIBC Mellon Trust Company, that the following material was mailed on April 5, 2002:

To all registered shareholders of Class B common shares:

- 2001 Annual Report, which includes Management's Discussion and Analysis of Financial Condition and Results of Operation.

To all registered shareholders of Class A non-voting shares:

- 2001 Annual Report, which includes Management's Discussion and Analysis of Financial Condition and Results of Operation.

To all registered shareholders of preferred shares:

- 2001 Annual Report, which includes Management's Discussion and Analysis of Financial Condition and Results of Operation.

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

CANADIAN UTILITIES LIMITED

Exhibit to Consolidated Financial Statements
For the Twelve Months Ended December 31, 2001

(unaudited)

Earnings Coverage

The earnings coverage ratio for the twelve months ended December 31, 2001 was 2.94 times.

ATCO
GROUP

Corporate Office

April 5, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

Canadian Utilities Limited has received confirmation from Globel Direct Marketing, on behalf of our transfer agent, CIBC Mellon Trust Company, that the following material was mailed on April 5, 2002:

To all registered shareholders of Class B common shares:

- 2001 Annual Report
- Notice of Annual Meeting of Shareholders/Management Proxy Circular
- Instrument of Proxy
- Postage-paid return envelope

To all registered shareholders of Class A non-voting shares:

- 2001 Annual Report
- Notice of Annual Meeting of Shareholders/Management Proxy Circular

To all registered shareholders of preferred shares:

- 2001 Annual Report
- Notice of Annual Meeting of Shareholders/Management Proxy Circular

Yours truly,

CANADIAN UTILITIES LIMITED

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO LTD. & CANADIAN UTILITIES LIMITED

1500, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532



CANADIAN UTILITIES LIMITED
An ***ATCO*** Company

2001 ANNUAL INFORMATION FORM

February 28, 2002

TABLE OF CONTENTS

DOCUMENT INCORPORATED BY REFERENCE

The Corporation's 2001 Management's Discussion and Analysis of Financial Condition and Results of Operations dated February 28, 2002, contained on pages 55 to 60 of the 2001 Annual Report of the Corporation, is incorporated by reference into and forms an integral part of this Annual Information Form.

DEFINITIONS OF CERTAIN TERMS

Certain terms used in this Annual Information Form are defined below:

"AEUB" means the Alberta Energy and Utilities Board;

"AGP" means ATCO Gas and Pipelines Ltd.;

"Alberta Power" means Alberta Power (2000) Ltd.;

"ATCO" means ATCO Ltd.;

"ATCO Electric" means ATCO Electric Ltd.;

"ATCO Frontec" means ATCO Frontec Corp. together with its subsidiaries;

"ATCO Gas" means the natural gas distribution division of AGP;

"ATCO Midstream" means ATCO Midstream Ltd.;

"ATCO Pipelines" means the natural gas transmission division of AGP;

"ATCO Power" means ATCO Power Ltd. together with its subsidiaries;

"BPL" means Barking Power Limited;

"Corporation" means Canadian Utilities Limited and, unless the context otherwise requires, includes its subsidiaries;

"Class A shares" means the Class A non-voting shares of the Corporation;

"Class B shares" means the Class B common shares of the Corporation;

"CU" means Canadian Utilities Limited;

"CU Water" means CU Water Limited;

"EEEP" means the Edmonton Ethane Extraction Plant;

"EUA" means the Electric Utilities Act (Alberta);

"km" means kilometre;

"Mmcf" means one million cubic feet and **"Bcf"** means one billion cubic feet;

"negotiated settlement" means an agreement related to a revenue requirement and/or customer rates for a specific period of time resulting from direct negotiations between a utility and its customers. A negotiated settlement avoids the need for a general rate application for the duration of the agreement. All negotiated settlements must be approved by the AEUB;

"NLD" means Northland Utilities (NWT) Limited;

"NUL" means Northwestern Utilities Limited;

"NUY" means Northland Utilities (Yellowknife) Limited;

"petajoule" means a unit of energy equal to approximately 948.2 billion British thermal units, "**terajoule**" means a unit of energy equal to approximately 948.2 million British thermal units and "**gigajoule**" means a unit of energy equal to approximately 948.2 thousand British thermal units;

"REA" means Rural Electrification Association. REAs are constituted under the Rural Utilities Act (Alberta) by groups of persons carrying on farming operations. Each REA purchases electric power for distribution to its members through a distribution system owned by that REA;

"Thames Power" means Thames Power Limited;

"YECL" means The Yukon Electrical Company Limited.

CONSOLIDATED THREE YEAR FINANCIAL SUMMARY

	2001	2000	1999
	(dollars in millions except for per share data)		
Revenues	3,500.1	2,923.1	2,207.7
Earnings attributable to Class A and Class B shares (1)	237.1	227.4	200.1
Earnings per Class A and Class B share (1)	3.74	3.59	3.16
Fully diluted earnings per Class A and Class B share (1)	3.72	3.58	3.14
Total assets	5,392.3	5,390.1	4,528.6
Long term debt, notes payable and redeemable preferred shares (2)	2,870.8	2,759.1	2,562.9
Cash dividends declared per share:			
Series Second Preferred Shares:			
Series O (3)	1.14	1.14	1.24
Series Q	1.48	1.48	1.48
Series R	1.33	1.33	1.33
Series S	1.65	1.65	1.65
Series T (4)	1.16	1.16	1.16
Series U (4)	1.16	1.16	1.16
Series V	1.17	1.17	1.17
Class A and Class B shares	1.88	1.80	1.72

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Given the appropriate market conditions, the redemption provisions, where applicable, can be expected to be exercised.

(3) The dividend was reset to $1.14 (4.55%) for the period May 1, 1999 to December 2, 2001 and was reset to $1.26 (5.05%) for dividend periods commencing between December 1, 2001 and December 1, 2006.

(4) The dividend was reset to $1.26 (5.05%) for dividend periods commencing between December 2, 2001 and December 2, 2006.

CANADIAN UTILITIES LIMITED

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927 and was continued under the Canada Business Corporations Act by Articles of Continuance on August 15, 1979. The common share capital of the Corporation was reorganized pursuant to a Certificate of Amendment dated September 10, 1982. The address of the Corporation's registered office is 20th Floor, 10035 - 105 Street, Edmonton, Alberta T5J 2V6. The address of the Corporation's principal office is 1500 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

INTERCORPORATE RELATIONSHIPS

The following chart includes the names of the operating subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their voting shares beneficially owned or over which control or direction is exercised by the Corporation.



CANADIAN UTILITIES LIMITED
(Canada)
100%
CU INC.
(Canada)
100%
ATCO POWER LTD.
(Canada)
100%
ATCO MIDSTREAM LTD.
(Canada)
100%
ATCO FRONTEC CORP.
(Alberta)
100%
ATCO GAS AND PIPELINES LTD.
(Alberta)
100%
ATCO ELECTRIC LTD.
(Canada)
100%
ATCO POWER CANADA LTD.
(Canada)
100%
ATCO I-TEK BUSINESS SERVICES LTD. (1)
(Canada)
100%
ATCO TRAVEL LTD.
(Canada)
100%
ALBERTA POWER (2000) LTD.
(Canada)
100%
THE YUKON ELECTRICAL COMPANY LIMITED
(Yukon Territory)
100%
ATCO POWER GENERATION LTD.
(England)
100%
ASHCOR TECHNOLOGIES LTD.
(Canada)
100%
CU WATER LIMITED
(Canada)
100%
NORVEN HOLDINGS INC.
(Canada)
50%
THAMES POWER LIMITED
(England)
100%
ATCO UTILITY SERVICES LTD.
(Canada)
76%
NORTHLAND UTILITIES ENTERPRISES LTD.
(Canada)
51%
BARKING POWER LIMITED
(England)
50%
GENICS INC.
(Alberta)
100%
NORTHLAND UTILITIES (NWT) LIMITED
(Northwest Territories)
100%
NORTHLAND UTILITIES (YELLOWKNIFE) LIMITED
(Canada)
100%
ATCO POWER AUSTRALIA PTY LTD
(Australia)

Notes:

(1) Effective February 15, 2002, ATCO Singlepoint Ltd. changed its name to ATCO I-Tek Business Services Ltd.

(2) At December 31, 2001, all of the non-voting shares of each of the above corporations were directly or indirectly owned by the Corporation.

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in natural gas and electric energy utility operations, primarily in Alberta, and in related non-regulated operations.

The Corporation has five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials and Technologies.

The Utilities Business Group includes the distribution of natural gas by ATCO Gas, the distribution and transmission of electric energy by ATCO Electric, YECL, NUY and NLD and the transmission and distribution of water by CU Water.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and Alberta Power.

The Logistics and Energy Services Business Group includes the regulated transportation of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.

The Industrials Business Group includes the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies Ltd. and the manufacturing of wood preservation products by Genics Inc.

The Technologies Business Group includes the development, operation and support of information systems and technologies by ATCO I-Tek and the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services Ltd. (formerly ATCO Singlepoint Ltd.).

Effective January 1, 2002, ASHCOR Technologies Ltd., Genics Inc. and ATCO Travel Ltd. were transferred to the Technologies Business Group. Prior thereto, ASHCOR Technologies Ltd. and Genics Inc. were part of the Industrials Business Group and ATCO Travel Ltd. was part of the Logistics and Energy Services Business Group.

Utilities

Natural Gas Operations

ATCO Gas is primarily engaged in the business of distributing natural gas throughout Alberta and in the Lloydminster area of Saskatchewan. In addition, ATCO Gas stores and purchases natural gas. Although ATCO Gas is the major natural gas distributor in Alberta, certain areas are served by other natural gas utilities.

ATCO Gas' principal markets for the sale of natural gas are in the communities of Edmonton, Calgary, Airdrie, Camrose, Fort McMurray, Grande Prairie, Lethbridge, Lloydminster, Red Deer, St. Albert and Sherwood Park, which have a combined population of approximately 1,891,000. Also served are 280 smaller communities as well as rural areas having a combined population of approximately 522,000, located on or in the vicinity of ATCO Pipelines' transmission systems or the natural gas transmission pipelines of other companies. ATCO Gas serves approximately 837,700 customers with natural gas, of whom approximately 75% are located in the 11 communities named above.

The number of customers served by ATCO Gas as at the end of each of the last two years was as follows:

	2001			2000		
	Sales Customers	Transportation Customers	Total	Sales Customers	Transportation Customers	Total
Residential	728,982	32,416	761,398	718,640	22,481	741,121
Commercial	74,933	277	75,210	73,904	29	73,933
Industrial	259	96	355	295	71	366
Other	672	-	672	689	-	689
Affiliates	32	-	32	32	-	32
Total	804,878	32,789	837,667	793,560	22,581	816,141

ATCO Gas owns and operates approximately 33,100 km of distribution mains. In addition, ATCO Gas owns modern service and maintenance facilities in major centres.

Sales and earnings of ATCO Gas are affected by temperature and consequently winter weather can have a significant impact. Usually, more than 50% of the earnings of ATCO Gas are generated during the months of January, February, November and December.

The amounts of natural gas sold and distributed by ATCO Gas for each of the last two years were as follows:

	2001			2000		
	Sales Customers	Transportation Customers	Total	Sales Customers	Transportation Customers	Total
			(petajoules)			
Residential	92.9	5.8	98.7	103.3	5.2	108.5
Commercial	86.5	6.1	92.6	97.1	3.9	101.0
Industrial	5.1	9.8	14.9	6.9	9.2	16.1
Other	2.6	-	2.6	1.3	-	1.3
Affiliates	0.1	-	0.1	0.1	-	0.1
Total	187.2	21.7	208.9	208.7	18.3	227.0

Natural Gas Supply

ATCO Gas purchases the major portion (approximately 63%) of its supplies of natural gas under contracts with terms of less than one year. The prices for these purchases are determined through a tender/bid process or a negotiation process and are generally referenced to indices related to other Alberta natural gas purchase contracts.

Additional natural gas requirements are provided under longer term contracts. The prices for these purchases are based on price indices related to prices paid under other third party natural gas purchase contracts in Alberta. As ATCO Gas' long term natural gas purchase contracts expire, ATCO Gas replaces them with contracts for one year or less. These shorter term

contracts provide the flexibility needed to ensure that customers who choose to purchase their natural gas from other suppliers can be accommodated while still maintaining the supply security stipulated by legislation.

ATCO Gas also owns natural gas field storage facilities and utilizes ATCO Pipeline's salt cavern peaking facility for balancing system supply and demand. On October 31, 2001, the AEUB approved the Storage Optionality Model Agreement between ATCO Gas and its south division customers. The agreement provides a mechanism to be followed in the utilization of the flexibility related to natural gas storage. All associated costs and benefits of the agreement are passed to customers through the gas cost recovery rate.

In the opinion of the management of ATCO Gas, the foregoing arrangements provide sufficient supplies of natural gas to meet the requirements of sales customers.

On December 11, 2001, the AEUB announced that it had approved an application by ATCO Gas to sell its Viking-Kinsella natural gas producing property, having a net book value of $40 million, to Burlington Resources Inc. for $535 million. The ATCO Gas share of the net proceeds is expected to be approximately $150 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

ATCO Gas filed an application with the AEUB requesting the distribution to customers of proceeds of the Viking-Kinsella sale amounting to $385 million plus related adjustments of $21 million for a total of $406 million. On February 21, 2002, the AEUB issued a final decision directing ATCO Gas to distribute the sale proceeds by way of lump sum payments to customers of record on March 2, 2002.

CU Water

CU Water is engaged in the transmission and distribution of water. CU Water owns and operates a distribution system to supply water to rural customers and small towns east of Edmonton. At the end of 2001, approximately 525 customers were being served directly by CU Water and, in addition, bulk water sales were being made to the town of Tofield and to approximately 180 commercial water haulers. The operations of CU Water are subject to regulation by the AEUB.

Electric Operations

ATCO Electric is engaged in the business of distributing and transmitting electric energy to 245 communities as well as rural areas in east-central and northern Alberta. Included are the communities of Drumheller, Lloydminster, Grande Prairie and Fort McMurray as well as the oil sands areas near Fort McMurray and the heavy oil areas near Cold Lake and Peace River. Electric utility service is also provided to one community in British Columbia and to two communities in Saskatchewan. YECL serves 19 communities in the Yukon Territory, including the capital city of Whitehorse, and NUY and NLD serve nine communities in the Northwest Territories, including the capital city of Yellowknife.

Electricity distributed to the various classes of customers for each of the last two years was as follows:

	2001		2000	
	millions of kilowatt hours	%	millions of kilowatt hours	%
Industrial	7,004	69	7,347	71
Commercial	1,706	17	1,624	15
Residential	921	9	936	9
Rural, REAs and other	477	5	485	5
Total	10,108	100	10,392	100

The aggregate population of the areas provided with electric utility service by ATCO Electric, YECL, NUY and NLD is approximately 449,000 and service is provided to approximately 192,000 customers. ATCO Electric has been assigned approximately 65% of the designated service area within Alberta which contains approximately 18% of the existing provincial electrical load and 13% of the existing population.

The number of customers served by ATCO Electric, YECL, NUY and NLD as at the end of each of the last two years was as follows:

	2001		2000	
	Number	%	Number	%
Industrial	9,458	5	9,318	5
Commercial	26,619	14	26,189	14
Residential	126,752	66	125,758	66
Rural, REAs and other	29,179	15	29,623	15
Total	192,008	100	190,888	100

ATCO Electric, YECL, NUY and NLD own and operate extensive electric transmission and distribution systems. The systems consist of approximately 8,500 km of main transmission lines and 55,800 km of distribution lines. In addition, ATCO Electric provides power to and operates approximately 13,400 km of REA-owned distribution lines.

On January 1, 2001, ATCO Electric transferred substantially all of its generating assets to Alberta Power. ATCO Electric, YECL, NUY and NLD continue to own and operate 50 diesel, natural gas turbine and hydro generating plants having an aggregate nameplate capacity of 65 megawatts in Alberta and in the Yukon and Northwest Territories. The maximum peak load demand for these plants during the year ended December 31, 2001, was 40 megawatts.

Electricity Supply

Since January 1, 2001, ATCO Electric has been required to supply energy to certain customers in one of three ways: through the regulated rate option, as the supplier of last resort or as the default supplier.

ATCO Electric is obligated to supply energy under the regulated rate option to the residential, farm and small commercial customers in its designated service area who do not choose an unregulated retailer. ATCO Electric is also the supplier of last resort for the regulated rate option eligible customers. ATCO Electric purchases electricity from marketers, generators and the Alberta power pool at fixed and spot prices to supply the regulated rate option customers.

ATCO Electric is also obligated to assign a default supplier for its customers who are not eligible for the regulated rate option tariff and do not choose an unregulated retailer. ATCO Electric appointed itself as the default supplier and purchases electricity from the Alberta power pool at the spot price to supply the default supply customers, the costs for which are passed on to customers on a dollar for dollar basis.

Effective January 1, 2001, ATCO Electric appointed itself as the supplier of last resort for its customers who are not eligible for its regulated rate option and who do not have a retailer after December 31, 2000. The energy procurement price for these customers is the spot price of the Alberta power pool, the costs for which are passed on to customers on a dollar for dollar basis.

Power Generation

Power generation operations are conducted by Alberta Power and ATCO Power.

Alberta Power

Alberta Power is engaged in the generation and sale of electricity in Alberta. On January 1, 2001, Alberta Power acquired substantially all of the generating assets owned by ATCO Electric. These assets are operated by ATCO Power pursuant to management agreements.

Prior to January 1, 2001, all electricity generated was sold to the Alberta power pool at prices set by the AEUB which provided for the recovery of operating costs and a fair return on investment. After December 31, 2000, substantially all of the electricity generated by Alberta Power is sold pursuant to purchase power arrangements ("PPAs") with EPCOR Utilities Inc. (Battle River generating plant); Engage Energy, a wholly owned subsidiary of Westcoast Energy Inc. (Rainbow generating plant); and the Alberta Balancing Pool (Sheerness generating plant). Under the PPAs, Alberta Power is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by index, formula or other means for the entire period of the PPA. PPA's are not subject to ongoing regulation by the AEUB. Alberta Power's actual results will vary and depend on achieving the forecasts on which the PPAs are based.

The name plate capacity ratings of Alberta Power's generating plants are listed below.

Plant	Type of Generating Plant	Name Plate Capacity Rating (megawatts)	
Battle River	coal-fired steam turbine	679	
Sheerness	coal-fired steam turbine	375	(1)
H.R. Milner	coal-fired steam turbine	150	
Rainbow	natural gas turbine	90	
Sturgeon	natural gas turbine	18	
		1,312	

Note:
(1) Alberta Power's ownership of the 750 megawatt name plate capacity.

Alberta Power manages the Sheerness generating plant under long term agreements with TransAlta Utilities Corporation for the equal sharing of ownership and cost of electric capacity.

Alberta Power owns or has committed under long term contracts sufficient coal supplies for the anticipated lives of its Battle River and Sheerness generating plants.

Alberta Power and the Alberta Balancing Pool entered into an agreement which gives the Alberta Balancing Pool control of the H.R. Milner generating station effective January 1, 2001 and the right to sell it until September 30, 2003, failing which the rights to control the generating station revert to Alberta Power. In return, Alberta Power was paid $63.5 million, the net book value of the station and the coal inventory. Alberta Power operates the station on a cost of service basis on behalf of the Alberta Balancing Pool under a contract expiring September 30, 2003.

ATCO Power

ATCO Power is engaged in the non-regulated supply of electricity and cogeneration steam in Canada, the United Kingdom and Australia. ATCO Power also manages Alberta Power's assets. ATCO Power continues to focus its development efforts on independent power production projects in Canada, the United States, Australia, the United Kingdom and the Republic of Ireland.

ATCO Power's non-regulated independent cogeneration plants and generating stations, with their respective commissioning dates and name plate capacity ratings, are shown below.

Location	Commissioning Date	Name Plate Capacity Rating	Ownership	Net Ownership
		(megawatts)	(%)	(megawatts)
Canada:				
Operating Units:				
McMahon, B.C.	1993	120	50.0%	60
Primrose, Alberta	1998	85	40.0%	34
Poplar Hill, Alberta	1998	43	80.0%	34
Rainbow Lake, Alberta	1999	89	40.0%	36
Joffre, Alberta	2000	480	32.0%	154
Valleyview, Alberta	2001	46	80.0%	37
Units Under Construction:				
Muskeg River, Alberta	2002	170	56.0%	95
Scotford, Alberta	2002	170	80.0%	136
Cory, Saskatchewan	2002	260	40.0%	104
Oldman River, Alberta	2002	32	80.0%	26
Brighton Beach, Ontario	2004	580	50.0%	290
United Kingdom:				
Operating Units:				
Barking, London	1995	1,000	25.5%	255
Heathrow Airport	1995	14	50.0%	7
Australia:				
Operating Units:				
Osborne, South Australia	1998	180	50.0%	90
Bulwer Island, Queensland	2001	33	50.0%	17
Total		3,302		1,375

Canada

ATCO Power has a 50% interest in a joint venture with Westcoast Power Inc. The joint venture owns and operates the McMahon cogeneration plant, a 120 megawatt cogeneration plant at Taylor, British Columbia. All of the electricity generated is sold to British Columbia Hydro and Power Authority ("BC Hydro") pursuant to an electricity purchase agreement expiring in 2013. In addition to generating electricity, the plant sells steam to Westcoast Energy Inc.'s adjacent natural gas processing plant.

A joint venture, owned by ATCO Power, Canadian Natural Resources Limited ("CNRL") and ATCO, operates an 85 megawatt cogeneration power plant (the "Primrose Steam Enhancement Plant") near Bonnyville, Alberta. The joint venture sells electricity and steam to CNRL for use in its heavy oil recovery process. Any excess electricity generated is sold to the Alberta power pool or to specific customers. ATCO Power owns a 40% interest in the project, ATCO owns 10% and CNRL owns 50%.

ATCO Power operates a 43 megawatt natural gas fired generating station at Poplar Hill near Grande Prairie, Alberta. Revenues are derived from power sold to the Alberta power pool and from transmission deferral credits contracted with the Transmission Administrator. ATCO Power owns an 80% interest in the project and ATCO owns 20%.

ATCO Power operates an 89 megawatt natural gas fired generating station at Rainbow Lake, Alberta which sells steam and electricity to Husky Energy Inc. ("Husky"). The rest of the electricity generated is sold to the Alberta power pool. ATCO Power owns a 40% interest in the project, Husky owns 50% and ATCO owns 10%.

ATCO Power, EPCOR Power Development Corporation ("EPCOR") and NOVA Chemicals Corporation ("NOVA") are participants in a joint venture which operates a 480 megawatt natural gas fired cogeneration plant near Joffre, Alberta. ATCO Power is the operator of the facility. NOVA purchases all of the steam and approximately 31% of the electricity produced for use in NOVA's Joffre petrochemical site under an energy purchase agreement expiring in 2020. The balance of the output is sold to the Alberta power pool or to specific customers. ATCO Power owns a 32% interest in the project, ATCO owns 8%, EPCOR owns 40% and NOVA owns 20%.

ATCO Power operates a 46 megawatt natural gas fired generating station near Valleyview, Alberta. All of the electricity produced by the station is sold to the Alberta power pool. ATCO Power owns an 80% interest in the project and ATCO owns 20%. The $40 million project was commissioned in December 2001. A second 46 megawatt generating unit originally scheduled to be installed at the station was utilized in the Rainbow Lake generating station during 2001.

ATCO Power and SaskPower International Inc. ("SPI") are participants in a joint venture which is constructing and will operate a $225 million, 170 megawatt natural gas fired cogeneration plant and related facilities at the Athabasca Oil Sands Project ("AOSP") Muskeg River mine near Fort McMurray, Alberta. Approximately one-half of the electricity and all of the steam produced by the plant will be supplied to AOSP for use in its Muskeg River mine. The balance of the electricity generated will be sold to the Alberta power pool or to specific customers. The project is scheduled for commissioning in December 2002. ATCO Power owns a 56% interest in the project, SPI owns 30% and ATCO owns 14%.

ATCO Power is constructing and will operate a $162 million, 170 megawatt natural gas fired cogeneration plant at the AOSP upgrader at Scotford, Alberta. Approximately 75% of the electricity and all the thermal energy produced by the plant will be supplied to AOSP for use in the upgrader and the balance of the electricity will be sold to the Alberta power pool or to

specific customers. The project is scheduled for commissioning in December 2002. ATCO Power owns an 80% interest in the project and ATCO owns 20%.

ATCO Power and SPI are participants in a joint venture which is constructing and will operate a $227 million, 260 megawatt natural gas fired cogeneration plant at Potash Corporation of Saskatchewan Inc.'s Cory Mine, located near Saskatoon, Saskatchewan. ATCO Power will be the operator of the facility. Saskatchewan Power Corporation ("SPC") has agreed to purchase all of the electricity generated by the plant for 25 years. The plant is scheduled for commissioning in October 2002. ATCO Power owns a 40% interest in the project, ATCO owns 10% and SPI owns 50%.

ATCO Power is constructing and will operate a $33 million, 32 megawatt hydroelectric generating station at the Oldman River dam near Pincher Creek, Alberta. All of the electricity produced by the station will be sold to the Alberta power pool. The project is scheduled for commissioning in May 2002. ATCO Power owns an 80% interest in the project and ATCO owns 20%. The Peigan Nation of Brocket, Alberta has an option to purchase a 25% ownership interest in the project.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") is constructing and will operate the Brighton Beach power station, a $450 million, 580 megawatt natural gas fired combined cycle generating station at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Coral Energy Canada Inc. has agreed to supply natural gas to the station and will own, market and trade all the electricity produced. ATCO Power owns a 40% interest in the project, ATCO owns 10% and OPG owns 50%.

United Kingdom

ATCO Power and Balfour Beatty plc (formerly BICC plc), a United Kingdom construction group, each own a 50% equity interest in Thames Power, a London, England based company. Thames Power has a 51% interest in BPL which owns a 1,000 megawatt natural gas fired combined cycle generating plant at Barking in London, England (the "Barking power station"). London Power Company plc, Scottish and Southern Energy Limited and TXU Europe Power Limited (the "Regional Electricity Companies") own the remaining 49% interest in BPL. All of the electricity produced is sold to the United Kingdom power pool (the "Pool"). The Regional Electricity Companies and BPL have entered into agreements, expiring in 2010, designed to provide BPL with a predictable revenue stream and to reduce the exposure of the Regional Electricity Companies to wide variations in prices for purchase of electricity from the Pool. The agreements provide for payments between the parties based on the income of BPL and permit BPL to recover its fixed and variable costs, including fuel supply costs, subject to achieving satisfactory levels of availability and efficiency. The Barking power station is operated by ATCO Power.

ATCO Power has a 50% interest in a joint venture with a subsidiary of London Electricity plc. The joint venture owns and operates a facility consisting of a 14 megawatt natural gas turbine, 40 megawatts of boiler capacity and an associated heat distribution system at London's Heathrow Airport. The joint venture has a 15 year energy services contract, expiring in 2010, with BAA

plc, owner of the Heathrow Airport, for all of the electric energy and hot water produced by the facility.

Australia

ATCO Power has a 50% interest in a joint venture with Origin Energy Limited ("Origin"). The joint venture owns and operates a 180 megawatt cogeneration plant in Osborne, South Australia. This joint venture supplies electricity to Flinders Power Pty Ltd under a 20 year electricity purchase agreement expiring in 2018. In addition to generating electricity, the plant provides steam under a 20 year agreement, expiring in 2018, to Penrice Soda Products Pty Ltd.

ATCO Power has a 50% interest in a consortium with Origin. The consortium owns and operates a 33 megawatt natural gas fired cogeneration plant and other utility infrastructure at BP Amoco plc's ("BP") Bulwer Island refinery, near Brisbane, Queensland. All of the power and steam produced by the plant is sold to BP under a 20 year agreement expiring in 2021. The plant was commissioned January 1, 2001.

Republic of Ireland

During 2001, negotiations to develop a 310 megawatt natural gas fired cogeneration project at Aughinish's aluminum refinery in County Limerick, Ireland were terminated.

Logistics and Energy Services

Regulated Natural Gas Transportation

ATCO Pipelines is engaged in the business of transporting natural gas throughout Alberta.

ATCO Pipelines owns and operates extensive natural gas transportation systems. The systems consist of approximately 8,200 km of pipelines, 21 compressor sites and a salt cavern peaking facility. The systems have 204 producer receipt points, 78 interconnections with TransCanada Pipelines Limited and one interconnection with Alliance Pipeline.

ATCO Pipelines' revenues are based on contractual arrangements for access to its transportation systems. Contract demand for access for each of the last two years was as follows:

	2001	2000
	(terajoules/day)	
Producer	1,377	1,172
Industrial	1,174	1,153
Distribution	22	22
Affiliates	2,303	2,212
Total	4,876	4,559

In addition, ATCO Pipelines provides sales service to certain customers. ATCO Pipelines obtains natural gas for these customers from ATCO Gas.

Non-Regulated Natural Gas Gathering, Processing and Storage Operations

ATCO Midstream owns and operates non-regulated gathering and processing facilities in Alberta. ATCO Midstream also provides management services for ATCO Gas' storage field at Carbon, Alberta and natural gas procurement services for other subsidiaries of the Corporation.

ATCO Midstream owns a 51.3% interest in EEEP. Located in south Edmonton, EEEP is a natural gas processing plant which extracts ethane and other natural gas liquids from natural gas flowing into the Edmonton market area. Ethane is sold to an Alberta ethylene producer and other natural gas liquids are sold into the Sarnia, Ontario market, in each case under a long term contract that expires in 2004.

On May 1, 2001, ATCO Midstream completed the acquisition of Wolcott Gas Processing Ltd. The acquisition includes full operational control and a 12% working interest in the 1.1 billion cubic feet per day Empress Gas Liquids Joint Venture straddle plant facility near Empress, Alberta. Also included in the acquisition were working interests in three additional field processing plants in Alberta and Saskatchewan The acquisition increases ATCO Midstream's gross natural gas processing capacity to 1.9 Bcf per day from 0.7 Bcf per day.

ATCO Midstream owns or has a joint venture interest in 14 natural gas processing plants, 10 of which it operates, three compression facilities, all of which it operates, and approximately 940 km of field gathering lines. Natural gas production from the producing properties connected to ATCO Midstream's natural gas gathering systems is processed by ATCO Midstream and either transported for a fee or purchased and sold under contracts with third parties.

ATCO Midstream has agreements for natural gas storage capacity with various facilities in Alberta. ATCO Midstream utilizes this capacity to provide storage services to third parties.

Technical Facilities Management

ATCO Frontec, through its own operations and through a number of joint ventures, provides project management and technical services for customers in the industrial, defence, telecommunications and transportation sectors. Activities include the operation and maintenance of the Alaska Radar System, the Solid State Phased Array Radar System, the Pacific Alaska Range Complex and various remote sites for Northwestel Inc. in northern Canada. ATCO Frontec provides secure satellite communications, utilities, transportation, vehicle maintenance, fuel, facilities and grounds maintenance, fire safety, billeting, catering, supply and environmental protection for six peacekeeping installations in Bosnia-Herzegovina. ATCO Frontec also provides airport operation and maintenance, security, facilities management and travel services, bulk fuel storage and distribution and a wide variety of services and business activities in various locations throughout Canada.

ATCO Frontec and Pan Arctic Inuit Logistics Corporation ("Pan Arctic") have been awarded a new contract by the Government of Canada to operate and maintain the North Warning System

until September 30, 2006. Nasittuq Corporation, a corporation jointly owned by ATCO Frontec and Pan Arctic, has been appointed as agent for the purposes of the contract.

Industrials

ASHCOR Technologies Ltd.

ASHCOR Technologies Ltd. is engaged in the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants.

Genics Inc.

The Corporation owns a 50% interest in the shares of Genics Inc., a manufacturer of wood preservation products.

Technologies

ATCO I-Tek

The ATCO I-Tek division of CU is engaged in the development, operation and support of information systems and technologies.

ATCO I-Tek Business Services Ltd.

ATCO I-Tek Business Services Ltd. provides billing services, payment processing, credit, collection and call centre services. ATCO I-Tek Business Services Ltd. provides contract utility billing and related services to the City of Red Deer pursuant to a five year contract expiring on December 31, 2003. Utility billing and related services are supplied to ATCO Gas and ATCO Electric pursuant to five year contracts expiring on January 1, 2004.

FRANCHISES

AGP, ATCO Electric, YECL, NUY and NLD distribute natural gas and electricity in incorporated communities under the authority of franchises or by-laws and in rural areas under approvals, permits or orders issued pursuant to applicable statutes.

In Edmonton, distribution of natural gas is carried on under the authority of an exclusive franchise. AGP has entered into an agreement with the City of Edmonton for a 10 year renewal of the franchise to November 15, 2005. The franchise renewal is subject to the right of the City of Edmonton, at the end of the renewal period, to purchase all of AGP's assets within the city and its assets outside the city used in supplying natural gas to the city. The purchase price would be the amount of the actual value thereof as a going concern plus 10% of such value. Although the franchise agreement gives the city certain rights of purchase, since 1935 the city has granted renewals for 10 year periods.

In Calgary, distribution of natural gas is carried on under the authority of a municipal by-law. The rights of AGP under this by-law, while not exclusive, are unrestricted as to time. The by-law does not confer any right on the City of Calgary to acquire the facilities used in providing the service.

The franchises under which service is provided in other incorporated communities in Alberta and in the Northwest Territories have been granted for periods of up to 20 years. These franchises are exclusive to AGP, ATCO Electric, NUY or NLD and are renewable by agreement for further periods not exceeding 20 years each in the case of AGP and 10 years in the case of ATCO Electric, NUY and NLD. If any franchise is not renewed, it remains in effect until such time as either party, with the approval of the prevailing regulatory authority, terminates it on six months written notice. Upon termination of a franchise the municipality may purchase the facilities used in connection with that franchise at a price to be agreed upon or, failing agreement, to be fixed by the prevailing regulatory authority. The franchise under which service is provided in the Yukon was granted under the Public Utilities Act (Yukon Territory) and has no set expiry date.

GOVERNMENT REGULATION

Regulated Operations

Under Alberta legislation, owners of public, electric or gas utilities are required to obtain AEUB approval prior to issuing securities. Canadian Utilities Limited and CU Inc. are considered to be owners, but have obtained from the AEUB orders which exempt them from this requirement.

The regulated operations of the Corporation in Alberta are subject to the jurisdiction of the AEUB which, among other things, is vested with broad general powers of supervision with respect to the construction and operation of electric energy and natural gas facilities within the province and broad powers of regulation in respect of rates charged for electric energy, natural gas and water.

The AEUB approves customer rates based on anticipated energy sales as well as the revenue required to recover estimated costs of service, including a fair return on rate base, estimated operating expenses, depreciation and taxes, all in respect of a future test period. Energy sales are based on a forecast of economic and business conditions and, in the case of natural gas utility operations, normal temperature which is defined as the average temperature for the previous 20 years.

Rate base consists of the depreciated cost of utility assets and an allowance for working capital. Return on rate base is designed to meet the cost of interest on long term debt and dividends on preferred shares and to provide the common shareholders with a reasonable opportunity to earn a fair return on their investment. The determination of a fair return to the common shareholders involves an assessment by the AEUB of many factors, including returns on alternative investment opportunities of comparable risk and the level of return which will enable a utility to attract the necessary capital to fund its operations.

The EUA and the Gas Utilities Act grant the AEUB specific authority to approve customer rates that provide incentives for efficiencies that result in cost savings or other benefits that can be shared in an equitable manner between a utility and its customers. Final determination of such customer rates requires the approval of the AEUB.

The regulated operations of the Corporation in the Yukon Territory (YECL) and the Northwest Territories (NUY and NLD) are subject to regulation similar to that in effect in Alberta by regulatory authorities in those jurisdictions.

Particulars of the most recent final decisions made by the AEUB respecting general rate applications or negotiated settlements filed by the principal regulated subsidiaries of the Corporation are as follows:

				Rate of Return	
	Year	**Date of Decision (1)**	**Mid-Year Rate Base** ($ millions)	**Rate Base** (%)	**Common Equity (2)** (%)
ATCO Electric					
Transmission	2001	Oct. 31/00	(3)	(3)	(3)
	2002	Oct. 31/00	(3)	(3)	(3)
Distribution	2001	Feb. 27/01	(3)	(3)	(3)
	2002	Feb. 27/01	(3)	(3)	(3)
NUL	1997	Dec. 22/00	(4)	(4)	(4)
ATCO Gas South	2001	Dec. 12/01	(5)	(5)	9.75 (6)
	2002	Dec. 12/01	(5)	(5)	9.75 (6)
ATCO Pipelines South	2001	Dec. 12/01	135.4	8.88	9.75 (7)
	2002	Dec. 12/01	141.1	8.85	9.75 (7)

Notes:
(1) Indicates original date of decision, however the information shown reflects all amending or varying orders.
(2) Common equity rate of return is the rate of return on the portion of rate base considered to be financed by common equity.
(3) A negotiated settlement approved by the AEUB. The negotiated settlement did not establish a rate base, a return on rate base or a return on common equity.
(4) An amendment to a negotiated settlement approved by the AEUB resulted in a 14% reduction in customer rates effective January 1, 2001. The negotiated settlement did not establish a rate base, a return on rate base or a return on common equity.
(5) The rate base and the return on rate base will not be known until the AEUB approves the forecast revenue requirement.
(6) Based on a common equity ratio of 37%.
(7) Based on a common equity ratio of 45.5%.

Gas Utilities Act

Under the Gas Utilities Act, customers in Alberta have the choice of purchasing their natural gas supplies from their local natural gas utility or directly from retailers, subject to certain conditions.

Customers purchasing natural gas from ATCO Gas do so at rates that are approved by the AEUB. ATCO Gas receives no profit or benefit from increases in natural gas prices. The cost of the natural gas it purchases for sale to its customers is passed on directly to its customers following scrutiny in a public process under the authority of the AEUB. The AEUB requires ATCO Gas to file an application with the AEUB to adjust customer rates whenever the difference between natural gas costs and cost recoveries from customers exceeds levels set by the AEUB. Customer rates proposed by ATCO Gas are scrutinized in public hearings which allow intervenors and the AEUB to test the prudence of ATCO Gas' natural gas purchase prices and resulting costs. The current methodology with respect to the determination of the rates associated with the natural gas sold to customers is under review, as directed by the AEUB in 2001 as a result of a Gas Cost Methodology proceeding.

Electric Utilities Act

The EUA provides the framework for a new structure in Alberta's electric utility industry and introduces competition into the electric utility business. As of January 1, 2001, generation was completely deregulated, retail competition introduced and retail choice was available. Most of the regulations under the EUA required for the deregulation and retail competition are in place. ATCO Electric, along with other industry participants, continues to be involved in discussions with the government of Alberta regarding further amendments to the EUA and the associated regulations.

It is anticipated that ATCO Electric's transmission and distribution activities will continue to be regulated.

New Generation

Under the EUA, generation assets constructed after December 31, 1995 are not considered part of utility operations and rates are not regulated by the AEUB. All owners of new and existing generating units must sell their surplus electric energy through the Alberta power pool.

Existing Generation

The EUA provided for the equalization of costs of "existing generation" that was in service at December 31, 1995. On January 1, 2001, existing generation was deregulated through a system of long term power purchase arrangements ("PPAs"). Under the PPAs, generators are required to make the generation available to the purchaser of the PPA. In return, the generator is entitled to recover its fixed and variable forecast costs for that unit from the PPA purchaser, including a fair return on common equity. Many of the forecast costs will be determined by index, formula

or other means for the entire period of the PPA. There will be no continuing regulation of PPAs by the AEUB.

Transmission

Under the EUA, separate wholesale tariffs for transmission must be approved by the AEUB. The transmission tariffs allow any owner of a generating unit to have access to the transmission systems in Alberta and thus facilitate the sale of its power. The same transmission tariff is charged to each distribution utility or customer directly connected to the transmission system regardless of location.

The equalization of transmission costs is achieved by having each owner of transmission facilities charge its costs to the Transmission Administrator. The Transmission Administrator then aggregates these costs and charges a common transmission rate to all who use the transmission system.

Under a process developed and administered by the Transmission Administrator, certain transmission expansion projects are developed through a competition bid process. The project costs are charged to the Transmission Administrator on a contractual basis between the winning bidder and the Transmission Administrator.

Distribution

Under the EUA, separate retail rates for distribution must be approved by the AEUB. Costs of distribution are not equalized. The distribution utility provides the transportation and distribution services for all customers under AEUB approved tariffs which provide for the recovery of the cost of service, including a fair return on rate base.

Retail

On January 1, 2001, all customers had a choice as to the supplier of their electric energy. Industrial and large commercial customers were required to select a retailer effective January 1, 2001. Other customers may continue to purchase electricity from their current distribution utility under a regulated rate option. This option is to be available for five years (2001 – 2005) for residential and farm customers and for three years (2001 – 2003) for small commercial and small industrial customers.

Environmental Protection

The Corporation's operating subsidiaries and the industries in which they operate are subject to extensive federal, provincial and local environmental protection laws concerning emissions to the air, discharges to surface and subsurface waters, land use activities and the handling, manufacturing, processing, use, emission and disposal of materials and waste products. In Alberta, protection of the environment is generally governed by the Alberta Environmental Protection and Enhancement Act. The operating subsidiaries' facilities have all permits and licenses required by law to carry on their operations.

The Corporation's operating subsidiaries are committed to preserving and protecting the environment and minimizing the discharge of harmful materials into the environment in accordance with environmental protection laws and regulations. Nevertheless, some risk of unintentional violation of environmental protection laws and the resulting liability to the Corporation's operating subsidiaries is inherent in particular operations of these subsidiaries, as it is with other companies engaged in similar businesses. There can be no assurance that material costs and liabilities will not be incurred. To mitigate these costs, CU carries insurance for the operating subsidiaries against third party claims for bodily injury and property damage arising from a sudden and accidental event or occurrence resulting from an unexpected release of pollutants or contaminants.

The Corporation's operating subsidiaries do not expect that environmental protection laws and regulations will affect them differently from other companies in the industries in which they operate. Specifically identifiable expenditures for pollution abatement and control were approximately $10.7 million in 2001 and are estimated to be $10.6 million in 2002. Costs of compliance with existing laws and regulations are not expected to have a material impact on the earnings of the Corporation or the competitive position of the operating subsidiaries.

DIRECTORS AND OFFICERS

Set out below is information with respect to the directors and officers of the Corporation.

Name and Municipality of Residence	Position	Principal Occupation	Periods served as a Director of the Corporation
R.T. Booth (2) (3) Calgary, Alberta	Director	Partner, Bennett Jones LLP (barristers and solicitors)	1998 to date
W.L. Britton, Q.C. (1) Calgary, Alberta	Director	Partner, Bennett Jones LLP (barristers and solicitors)	1980 to date
J.A. Campbell Calgary, Alberta	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer, Canadian Utilities Limited and ATCO Ltd.	
D.R. Cawsey Calgary, Alberta	Vice President, Human Resources and Corporate Secretary	Vice President, Human Resources and Corporate Secretary, Canadian Utilities Limited and ATCO Ltd.	
D.T. Davis Calgary, Alberta	Vice President, Internal Audit	Vice President, Internal Audit, Canadian Utilities Limited and ATCO Ltd.	
B.P. Drummond (1) (4) Montreal, Quebec	Director	Corporate Director	1997 to date

Name and Municipality of Residence	Position	Principal Occupation	Periods served as a Director of the Corporation
D.M. Ellard Calgary, Alberta	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development, Canadian Utilities Limited and ATCO Ltd.	
B.K. French (2) (3) Calgary, Alberta	Director	President, Karusel Management Ltd. (property management and management consultants)	1981 to date
L.A. Heathcott Calgary, Alberta	Director	Executive Vice President, Spruce Meadows (international show jumping venue)	2000 to date
W.R. Horton (2) (3) Winfield, B.C.	Director	Corporate Director	1984 to date
S.W. Kiefer Calgary, Alberta	Vice President, Information Technology and Chief Information Officer	Vice President, Information Technology and Chief Information Officer, Canadian Utilities Limited and ATCO Ltd.	
W.A. Kmet Calgary, Alberta	Vice President	President and Chief Executive Officer, ATCO Structures Inc.	
C.S. McConnell Calgary, Alberta	Treasurer	Treasurer, Canadian Utilities Limited and ATCO Ltd.	
H.M. Neldner (1) (2) (3) (4) Westerose, Alberta	Director	Corporate Director	1991 to date
L.R. Shaben Edmonton, Alberta	Director	Chairman, Western New Ventures Capital Corporation (venture capital corporation)	1995 to date
N.C. Southern Calgary, Alberta	Director, Co-Chairman of the Board and Chief Executive Officer	Co-Chairman of the Board and Chief Executive Officer, Canadian Utilities Limited and ATCO Ltd.	1990 to date
R.D. Southern, C.B.E., C.M., LL.D. Calgary, Alberta	Director, Co-Chairman of the Board and Chief Executive Officer	Co-Chairman of the Board and Chief Executive Officer, Canadian Utilities Limited and ATCO Ltd.	1977 to 1979 1980 to date
P. Spruin, Calgary, Alberta	Assistant Corporate Secretary and Manager, Corporate Secretarial	Assistant Corporate Secretary and Manager, Corporate Secretarial, Canadian Utilities Limited and ATCO Ltd.	

Name and Municipality of Residence	Position	Principal Occupation	Periods served as a Director of the Corporation
D.L. Tait, F.R.I., F.C.A. (3) (4) Lethbridge, Alberta	Director	President, Tait Management Services Ltd. (consulting and accounting management service company)	1992 to date
C.O. Twa Calgary, Alberta	Director, President and Chief Operating Officer	President and Chief Operating Officer, Canadian Utilities Limited and ATCO Ltd.	1996 to date
L.J. Vegh (4) Calgary, Alberta	Vice President, Insurance	Vice President, Insurance, Canadian Utilities Limited and ATCO Ltd.	
K.M. Watson Calgary, Alberta	Vice President, Finance and Controller	Vice President, Finance and Controller, Canadian Utilities Limited and ATCO Ltd.	
C.W. Wilson (2) (3) Evergreen, Colorado	Director	Corporate Director	2000 to date
S.R. Werth Calgary, Alberta	Senior Vice President and Chief Administration Officer	Senior Vice President and Chief Administration Officer, Canadian Utilities Limited and ATCO Ltd.	

Notes:

(1) Member of the Corporate Governance - Nomination, Succession and Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Risk Review Committee.
(4) Member of the Pension Fund Committee.
(5) Each director holds office until the close of the annual meeting of shareholders of the Corporation.

All of the directors and officers have been engaged for the last five years in the indicated principal occupations, or in other capacities with the companies or firms referred to, or with affiliates or predecessors thereof, with the exception of Mr. L.R. Shaben, who is President, Shaben World Enterprises Inc.; Ms. P. Spruin, who was a corporate consultant and prior thereto was Corporate Secretary, IPEC Ltd.; and Mr. C.W. Wilson, who was Director, President and Chief Executive Officer of Shell Canada Ltd.

SHAREHOLDINGS OF DIRECTORS AND SENIOR OFFICERS

At December 31, 2001, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised control or direction over approximately 70.0% of the outstanding Class B common shares of the Corporation.

MARKETS FOR THE SECURITIES OF THE CORPORATION

The Corporation's Class A non-voting shares, Class B common shares and Cumulative Redeemable Second Preferred Shares Series Q, R and S are listed on The Toronto Stock Exchange. The Perpetual Cumulative Second Preferred Shares Series O, T, U and V are not listed.

EMPLOYEE RELATIONS

At December 31, 2001, the Corporation and ATCO Frontec's joint ventures had the following number of employees:

	Number
Utilities	2,533
Logistics and Energy Services	2,198
Power Generation	597
Other	655
Total	5,983

Approximately 3,200 employees are members of seven employee associations and six unions and are covered by 22 collective agreements. Three of these agreements have expired and are under re-negotiation and the remaining 19 agreements expire over the period March 31, 2002 to October 1, 2005.

ADDITIONAL INFORMATION

Additional information, including executive compensation and principal holders of the Corporation's securities, is contained in the Corporation's Management Proxy Circular dated March 8, 2002. Additional financial information is provided in the Corporation's audited consolidated financial statements for the year ended December 31, 2001 contained in the Corporation's 2001 Annual Report.

The Corporation will provide to any person, upon request to the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623):

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

(ii) one copy of the comparative financial statements of the Corporation for the year ended December 31, 2001 together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its financial year ended December 31, 2001,

(iii) one copy of the Corporation's Management Proxy Circular dated March 8, 2002, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (i) to (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Information relating to ATCO or CU Inc. may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the respective corporations at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623). Corporate information is also available on the Corporation's website: www.canadian-utilities.com

CANADIAN UTILITIES LIMITED

1500, 909 – 11TH Avenue SW, Calgary AB T2R 1N6
Telephone (403) 292-7500 Fax (403) 292-7643

SEDAR

March 1, 2002

RE: CANADIAN UTILITIES LIMITED
Annual Meeting of Shareholders

We wish to confirm the following dates regarding the Annual Meeting of Shareholders:

DATE OF MEETING:	May 8, 2002
RECORD DATE:	March 28, 2002
MATERIAL MAIL DATE:	April 5, 2002

APPLICABLE SECURITIES	CUSIP NO.
Class A - non-voting	136717832
Class B - common	136717105

Yours truly,

[signed]
D.R. Cawsey
Vice President, Corporate Secretary

cc: CIBC Mellon Trust Company
Attention: Norma Blasetti

O:\Data\Shareholder\MEETINGS\CU\2002\SEDAR\NOTICE.doc

NEW BRUNSWICK/NOUVEAU-BRUNSWICK

CERTIFICATE OF REGISTRATION

No. 2002-30011

Final prospectus dated: 2002/01/11

This is to Certify that Canadian Utilities Limited has made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2002/01/11

This Certificate expires 2003/01/11

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

SEDAR # 410842

SCHEDULE "A"

Pursuant to subsection 17(8) of the Securities Act, this Certificate expires one year from the date of issue. However, as the prospectus was issued pursuant to section 2.2 (3) of the National Instrument No. 44-102 which allows for a longer offering, this Certificate is hereby renewed for one year from such expiry date.


Nova Scotia
Securities
Commission

P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Telephone: (902) 424-7768

Facsimile: (902) 424-4625
SEDAR Electronic Correspondence

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

CANADIAN UTILITIES LIMITED

Receipt for (Final) Short Form Shelf Prospectus dated **January 11, 2002** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **11th** day of **January, 2002**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #**410842**



Office of the
Attorney General

Bureau du
Procureur général

Registrar of Securities
P.O. Box 2000
Charlottetown
Prince Edward Island
Canada C1A 7N8

registraire des valeurs mobilières
C.P. 2000
Charlottetown
Île-du-Prince-Édouard
Canada C1A 7N8

Tel: (902) 368-4550
Fax/Telec. (902) 368-5283
http://www.gov.pe.ca/

TRANSMITTED VIA SEDAR

15 January 2002

William S. Osler
BENNETT JONES

Re: CANADIAN UTILITIES LIMITED

We advise that we have accepted the shelf prospectus documents filed on behalf of the above-noted issuer pursuant to the Mutual Reliance Review System Decision Document for short form Prospectuses and Annual Information Forms.

We confirm that provisional registration was granted in this province effective 18 December 2001 in respect of the preliminary short form prospectus dated 18 December 2001. We further confirm that final registration of the above-noted issue pursuant to a short form shelf prospectus dated 11 January 2002 has been granted effective 11 January 2002.

Attached is a section 14 ruling effective 11 January 2002 to permit the use of the shelf procedures in this province. Please be advised that the fee in respect of the above-noted ruling is $200. Payment should be made payable to the Provincial Treasurer - P.E.I.

sgd "Mark L. Gallant"
Mark L. Gallant
Deputy Registrar of Securities

SEDAR Project # 410842

Office of the **Bureau du**

Attorney General | **Procureur général**

Registrar of Securities
P.O. Box 2000
Charlottetown
Prince Edward Island
Canada C1A 7N8

registraire des valeurs mobilières
C.P. 2000
Charlottetown
Île-du-Prince-Édouard
Canada C1A 7N8

Tel: (902) 368-4550
Fax/Telec. (902) 368-5283
http://www.gov.pe.ca/

IN THE MATTER OF THE SECURITIES ACT
R.S.P.E.I. 1988, CAP. S-3, AS AMENDED

AND

IN THE MATTER OF RULES FOR SHELF PROSPECTUS OFFERINGS

RULING
(Section 14)

UPON the application of Canadian Utilities Limited (the "Issuer") to the Registrar of Securities (the "Registrar") pursuant to section 14 of the Securities Act, R.S.P.E.I. 1988, Cap. S-3, as amended (the "Act), for a ruling with respect to distributions of its securities effected in compliance with National Instrument 44-102, (the "Policy");

AND UPON the Registrar being of the opinion that to so order will provide more flexibility and reduce the burdens, costs and time pressures for issuers seeking to raise capital under changing market conditions through a prospectus offering without reducing the existing benefits of investor protection or the degree and quality of disclosure to the public;

AND UPON the Registrar being satisfied that to do so would not be prejudicial to the public interest;

IT IS RULED pursuant to Section 14 of the Act that, effective upon final registration being granted in respect of the Securities and upon a final receipt being granted for the prospectus relating to the Securities, section 8 of the Act shall not apply:

1. insofar as, that section concerns the form and content of a preliminary prospectus and a prospectus filed under section 8 of the Act, with respect to distributions of securities effected in compliance with the Policy;

2. insofar as, with respect to distributions of securities effected in compliance with the Policy, the Policy modifies the requirements of section 8.4 of the Act to file an amendment to a preliminary prospectus or prospectus filed under section 8 of the Act; and

3. insofar as, pursuant to section 8.9 of the Act, the distribution of securities pursuant to a prospectus filed under section 8(1) of the Act shall not continue longer than twelve months from the later of either:

   (a) the date of issuance of a receipt for the preliminary prospectus relating to such securities; or

   (b) the date of the last prospectus filed under section 8.9 of the Act,

   unless specified procedures are followed and filings are made, with respect to distributions of securities effected in compliance with the shelf procedures set forth in the Policy;

   provided that:

4. a preliminary short form prospectus and short form prospectus or a preliminary prospectus and a prospectus complying with the Policy are filed under section 8 of the Act pursuant to and in accordance with the requirements and procedures set forth in the Policy;

5. such preliminary short form prospectus and short form prospectus or preliminary prospectus and prospectus are supplemented and amended pursuant to, and in accordance with, the requirements and procedures set forth in the Policy, including the filing of amendments complying with the Policy under section 8.4 of the Act;

6. the distribution of securities pursuant to such preliminary short form prospectus and short form prospectus or preliminary prospectus and prospectus shall otherwise comply with and be subject to the provisions of the Act; and

7. this ruling is issued solely for the benefit of, and is limited in effect to, Canadian Utilities Limited and the issuance of $750,000,000 Debentures (Unsecured) pursuant to a short form prospectus dated 11 January 2002.

DATED at Charlottetown, Prince Edward Island, effective the 11th day of January, 2002.

sgd "Mark L. Gallant"
MARK L. GALLANT
Deputy Registrar of Securities

A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

Canadian Utilities Limited

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Shelf Prospectus of the above issuer dated January 11, 2002.

DATED at Edmonton, Alberta this January 11, 2002

"Agnes Lau"
Agnes Lau, C.A.
Deputy Director, Capital Markets

SEDAR Project #410842

PRICEWATERHOUSECOOPERS

03 AUG 20 AM 7:21

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary, Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

January 11, 2002

To the Securities Regulatory Authorities in the
Various Provinces of Canada

Subject: Canadian Utilities Limited

Dear Sirs:

We refer to the shelf prospectus of Canadian Utilities Limited (the "Company") dated January 11, 2002 relating to the issuance of up to $750,000,000 aggregate principal amount in Debentures.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report dated February 9, 2001 (except as to note 18 which is as of February 28, 2001) to the shareholders of the Company on the following financial statements:

- Consolidated balance sheets as at December 31, 2000 and December 31, 1999
- Consolidated statements of earnings and retained earnings and cash flows for the years ended December 31 2000 and December 31, 1999.

We report that we have read the prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

BENNETT JONES

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219

January 11, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Office of the Attorney General, Prince Edward Island
Newfoundland Securities Commission

Ladies and Gentlemen:

Re: Canadian Utilities Limited – Final Short Form Base Shelf Prospectus dated January 11, 2002

We refer to the final short form base shelf prospectus dated January 11, 2002 (the "Prospectus") of Canadian Utilities Limited (the "Corporation") relating to the offering by the Corporation from time to time of unsecured debentures.

We hereby consent to being named as counsel to the Corporation under the heading "Legal Matters", and to the reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinion.

Yours very truly,

BENNETT JONES LLP

(signed) *"Bennett Jones LLP"*

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 31905/1281

January 11, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Quèbec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Prince Edward Island Securities Commission

Dear Sirs:

Re: Canadian Utilities Limited
Final Short Form Shelf Prospectus dated January 11, 2002

We refer to the final short form shelf prospectus dated January 11, 2002 (the "Prospectus") of Canadian Utilities Limited relating to the offering of up to $750,000,000 of Debentures of Canadian Utilities Limited pursuant to an MTN Program.

We hereby consent to the use of our firm name under the heading "Legal Matters" and to the reference to and use of our opinion under the heading "Eligibility for Investment".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

Base Shelf Prospectus

This short form prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

New Issue January 11, 2002



CANADIAN UTILITIES LIMITED
An ***ATCO*** Company

$750,000,000 Debentures (Unsecured)

The Debentures (the "Debentures") will be issued in book-entry-only form in denominations of $1,000 and integral multiples thereof. The Debentures will be unsecured, will rank pari passu with all other unsecured indebtedness of Canadian Utilities Limited (the "Corporation"), and will be issued upon terms determined by the Corporation from time to time based on a number of factors, including market conditions at the time of issue and advice from the Dealers (as defined below). See "Description of the Debentures".

The Debentures will be offered on a continuous basis pursuant to an MTN program established by the Corporation. The Debentures will be issued from time to time in an aggregate principal amount of up to $750,000,000 during the 25 month period that this short form prospectus remains valid. The specific variable terms of any offering of Debentures, including the aggregate principal amount of Debentures offered, the issue and delivery date, the maturity date, the interest rate, the interest payment date(s), the Dealers' commission, the method of distribution and the actual proceeds to the Corporation, will be set forth in a pricing supplement which will accompany this short form prospectus. The Corporation reserves the right to issue securities under its MTN program on terms which are outside the intended parameters disclosed in this short form prospectus.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the short form prospectus. In the opinion of counsel, the Debentures, if issued on the date hereof, would be eligible for investment under certain statutes as set out under "Eligibility for Investment".

Rates on Application

The Debentures may be offered severally by RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. (the "Dealers") acting as exclusive agents of the Corporation, subject to confirmation by the Corporation. The rate of commission payable in connection with sales by the Dealers of Debentures shall be as determined from time to time by mutual agreement. The Debentures also may be purchased from time to time by any of the Dealers, as principals, at such prices and with such commissions as may be agreed between the Corporation and any such Dealers, for resale to the public at prices to be negotiated with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. The Dealers' compensation will be increased or decreased by the amount by which the aggregate price paid for Debentures by purchasers exceeds or is less than the aggregate price paid by the Dealers, acting as principals, to the Corporation.

The Dealers are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered to be a "connected issuer" of the Dealers under applicable securities legislation. See "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Corporate Secretary of Canadian Utilities Limited at 1500 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone: (403) 292-7500). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Corporate Secretary of Canadian Utilities Limited at the above-mentioned address and telephone number.

The following documents of the Corporation filed with securities commissions or similar authorities in Canada are specifically incorporated by reference in this short form prospectus:

(a) annual information form dated March 1, 2001;

(b) management's discussion and analysis for the year ended December 31, 2000, contained in the Corporation's 2000 Annual Report;

(c) management's proxy circular dated March 9, 2001, except those portions that are not required to be incorporated by reference pursuant to National Instrument 44-101;

(d) comparative financial statements for the year ended December 31, 2000, together with the report of the auditor thereon, contained in the Corporation's 2000 Annual Report;

(e) comparative interim financial statements for the nine month period ended September 30, 2001, contained in the Corporation's third quarter interim report; and

(f) management's discussion and analysis for the nine month period ended September 30, 2001, contained in the Corporation's third quarter interim report;

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars filed by the Corporation after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus until such time as a new annual information form and the related annual financial statements are filed by the Corporation, at which time the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the Corporation's financial year in which the new annual information form is filed shall no longer be incorporated by reference in this short form prospectus for purposes of future offers and sales of Debentures hereunder.

All information permitted by National Instrument 44-102 to be omitted from this base shelf prospectus will be contained in one or more shelf prospectus supplements that will be delivered to purchasers together with this base shelf prospectus. Each shelf prospectus supplement will be incorporated by reference into this base shelf prospectus for the purposes of securities legislation as of the date of the shelf prospectus supplement and only for the purposes of the distribution of the securities to which the shelf prospectus supplement pertains.

CANADIAN UTILITIES LIMITED

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927 and was continued under the Canada Business Corporations Act by Articles of Continuance on August 15, 1979. The common share capital of the Corporation was reorganized pursuant to a Certificate of Amendment dated September 10, 1982. The address of the Corporation's registered office is 20th Floor, 10035 - 105 Street, Edmonton, Alberta T5J 2V6. The address of the Corporation's principal office is 1500 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

The Corporation is a holding company. Its principal operating subsidiaries are engaged in natural gas and electric energy utility operations, primarily in Alberta, and in related non-regulated operations.

RECENT DEVELOPMENTS

On November 6, 2001, CU Inc. issued $175,000,000 of 4.84% Debentures due November 6, 2006, at a price of 99.960 to yield 4.849%. The net proceeds were applied to finance capital expenditures, reduce indebtedness and for other general corporate purposes in CU Inc.

On December 12, 2001, CU Inc. redeemed all of its outstanding 10.25% Debentures 1986 Second Series at an aggregate redemption cost of $90.0 million. The redemption was financed from CU Inc.'s cash balances.

On December 14, 2001, ATCO Power Ltd. completed a $120.0 million 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations.

On December 18, 2001, ATCO Power Ltd. completed the sale of a 30% interest in the Muskeg project to SaskPower International Inc. and entered into an $89.0 million long term non-recourse financing agreement for its share of the project. To date, $63.6 million has been advanced under the facility.

On December 11, 2001, the Alberta Energy and Utilities Board ("AEUB") announced that it had approved an application by the ATCO Gas division of ATCO Gas and Pipelines Ltd. ("ATCO Gas") to sell its Viking-Kinsella natural gas producing property to Burlington Resources Inc. for $550 million. The sale was finalized on January 3, 2002. In December 2001, ATCO Gas filed an application with the AEUB outlining the method by which the customers' share of the net proceeds, amounting to $385 million plus related adjustments of $20 million or a total of $405 million, will be distributed to customers. ATCO Gas' share of the net proceeds is expected to be approximately $150 million, after adjustments, including net book value of $40 million. The AEUB has not yet issued a decision on this application.

On December 12, 2001, the AEUB issued decisions on the general rate applications of the ATCO Gas South and ATCO Pipelines South divisions of ATCO Gas and Pipelines Ltd. ("ATCO Gas South" and "ATCO Pipelines South") for the test years 2001 and 2002. The decisions, among other things, provided for approved rates of return on common equity of 9.75% in each year on a common equity ratio of 37% for ATCO Gas South and 45.5% for ATCO Pipelines South.

PLAN OF DISTRIBUTION

Pursuant to a dealer agreement dated January 11, 2002 (the "Agreement") between the Corporation and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. (collectively, the "Dealers"), the Dealers are authorized, as exclusive agents of the Corporation for this purpose only, to solicit offers to purchase Debentures directly and through other Canadian investment dealers. The rate of commission payable in connection with sales by the Dealers of Debentures shall be as determined from time to time by mutual agreement. The Agreement also provides that Debentures may be purchased from time to time by any of the Dealers, as principals, at such prices and with such commissions as may be agreed between the Corporation and any such Dealers, for resale to the public at prices to be negotiated with each purchaser. The obligations of any such Dealer as principal may, if agreed to by the applicable Dealer and the Corporation at the time of such sale, be subject to certain conditions and may be subject to the Dealer's right to terminate such obligations at its discretion upon the occurrence of certain stated events. Such resale prices may vary during the distribution period and as between purchasers. The Dealers' compensation will be increased or decreased by the amount by which the aggregate price paid for Debentures by purchasers exceeds or is less than the aggregate price paid by the Dealers, acting as principals, to the Corporation.

The Dealers are subsidiaries of Canadian chartered banks which have extended credit facilities to the Corporation and certain of its affiliates. Accordingly, under certain circumstances, the Corporation may be considered to be a "connected issuer" of the Dealers under applicable Canadian securities legislation. The aggregate amount of such credit facilities available to the Corporation and its affiliates, including non-recourse debt for which the lender's recourse in the event of default is limited to the business and assets of the project in question and to the affiliate's equity therein, is approximately $1.7 billion, of which $228.8 million was drawn as of September 30, 2001. The aggregate amount of such credit facilities available to the Corporation and its subsidiaries is approximately $1.4 billion, of which $180.0 million was drawn as of September 30, 2001. The decision of each Dealer to participate in this offering was made independently of its bank parent. No Dealer will receive any benefit from this offering other than its portion of the commission payable by the Corporation.

In connection with any offering of Debentures, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Debentures offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Dealers may from time to time purchase and sell Debentures in the secondary market but are not obligated to do so. There can be no assurance that there will be a secondary market for the Debentures. The offering price and other selling terms for such sales in the secondary market may, from time to time, be varied by such Dealer.

The Corporation has agreed to indemnify the Dealers and their directors, officers and employees against liabilities arising out of, among other things, any misrepresentation in

this short form prospectus and the documents incorporated by reference therein, other than liabilities arising out any misrepresentation made by the Dealers.

The Corporation and, if applicable, the Dealers, reserve the right to reject any offer to purchase Debentures in whole or in part. The Corporation also reserves the right to withdraw, cancel or modify the offering of Debentures under this short form prospectus without notice.

APPLICATION OF PROCEEDS

The net proceeds to be received by the Corporation from the issue and sale from time to time of the Debentures will be added to the general funds of the Corporation to be used to finance the Corporation's capital expenditures, to reduce outstanding indebtedness and for other general corporate purposes. All expenses relating to an offering of Debentures, including any compensation paid to the Dealers, will be paid out of the Corporation's general funds. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness otherwise than through the issue of Debentures pursuant to this short form prospectus.

DESCRIPTION OF THE DEBENTURES

The following description sets forth certain general terms and provisions of the Debentures. For full particulars reference should be made to the Trust Indenture referred to below. The specific variable terms of any offering of Debentures will be set forth in a pricing supplement which will accompany this short form prospectus. The Corporation reserves the right to issue securities under its MTN program on terms which are outside the intended parameters disclosed in this short form prospectus.

General

The Debentures will be issued under a trust indenture dated as of November 16, 1999 (the "Trust Indenture") made between the Corporation and CIBC Mellon Trust Company, as Trustee. The Trust Indenture provides for the issuance of debentures in addition to the Debentures without limit as to principal amount, subject to compliance with the conditions contained in the Trust Indenture.

The Debentures will be direct unsecured obligations of the Corporation and will rank pari passu (except as to sinking funds) with all other unsubordinated and unsecured indebtedness of the Corporation, including other debentures issued under the Trust Indenture.

The Debentures will have maturities of not less than one year and will be interest-bearing. The Debentures will be issued in denominations of $1,000 and integral multiples thereof.

All Debentures will be represented in the form of fully registered book entry only debentures ("BEO Debentures") held by, or on behalf of, The Canadian Depository for Securities Limited or a successor thereof (the "Depository") as custodian of the BEO Debentures (for its participants) and registered in the name of the Depository or its nominee (the "Nominee"). Except as described below, purchasers of Debentures will not receive Debentures in definitive form ("Definitive Debentures"). Beneficial interests in the Debentures will be represented through book-entry accounts of institutions (including the Dealers) acting on behalf of beneficial owners, as direct and indirect participants of the Depository ("participants"). Each purchaser of a Debenture represented by a BEO Debenture will receive a customer confirmation of purchase from the Dealer or Dealers from whom the Debenture is purchased in accordance with the practices and procedures of the selling Dealer or Dealers. The practices of the Dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in BEO Debentures.

Debentures will not be redeemable at the option of the Corporation or repayable at the option of the holder prior to maturity, unless otherwise specified in the applicable pricing supplement. The Corporation may purchase Debentures at any time and at any price on the open market or otherwise.

Transfer

Transfers of beneficial ownership of Debentures represented by BEO Debentures will be effected through records maintained by the Depository for such BEO Debentures or the Nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in BEO Debentures may do so only through participants in the Depository's book-entry system. A beneficial owner's interest in a Debenture represented by a BEO Debenture may be exchanged for a Definitive Debenture only in the limited circumstances set forth below.

The ability of a beneficial owner of an interest in a Debenture represented by a BEO Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a BEO Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

If the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the BEO Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor, or if the Corporation elects to terminate the book-entry system, beneficial owners of Debentures represented by BEO Debentures will receive Definitive Debentures.

The registered holder of a Definitive Debenture may transfer it upon payment of any taxes and transfer fees incidental thereto by executing a form of transfer and returning it along with the Definitive Debenture to the principal corporate trust office of CIBC Mellon Trust Company in the cities of Montreal, Toronto, Calgary and Vancouver for issuance of one or more new Definitive Debentures in authorized denominations in the same aggregate principal amount registered in the name(s) of the transferee(s).

Payment of Interest and Principal

Payments of interest and principal on each BEO Debenture will be made to the Depository or the Nominee, as the case may be, as registered holder of the BEO Debenture. A record date will be established at least ten business days (and not more than 30 business days) prior to a payment date. Interest payments on BEO Debentures will be made by cheque dated the date interest is payable and delivered to the Depository or the Nominee, as the case may be, at least two business days before the date interest is payable, or in any other manner acceptable to the Trustee. As long as the Depository or the Nominee is the registered holder of a BEO Debenture, the Depository or the Nominee, as the case may be, will be considered the sole owner of the BEO Debenture for the purposes of receiving payment on the Debenture and for all other purposes under the Trust Indenture and the Debenture.

The Corporation expects that the Depository or Nominee, upon receipt of any principal or interest payment in respect of a BEO Debenture, will credit on the date principal or interest is payable participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such BEO Debenture as shown on the records of the Depository or Nominee. The Corporation also expects that payments of principal and interest by participants to the owners of beneficial interests in such BEO Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. The responsibility and liability of the Corporation and the Trustee in respect of Debentures represented by BEO Debentures is limited to making payment of any principal and interest due on such BEO Debentures to the Depository or the Nominee.

Covenants

The Trust Indenture contains covenants, which should be read in conjunction with the definitions referred to below, to the effect that so long as any of the Debentures remain outstanding:

Encumbrances on Assets

The Corporation will not create, assume or suffer to exist any Security Interest on any of its assets to secure any Indebtedness unless at the same time the Corporation shall secure or cause to be secured equally and rateably with such Indebtedness all of the debentures

issued under the Trust Indenture which are then outstanding; provided that this covenant will not apply to nor operate to prevent, among other things: (i) pre-existing Security Interests or Security Interests granted in connection with the refinancing of outstanding secured Indebtedness, provided that the security for such refinancing Indebtedness is limited to all or a part of the property which secured the Indebtedness refinanced and the principal amount of obligations secured is not increased; (ii) the creation, issue or assumption by the Corporation of Capital Lease Obligations or Purchase Money Mortgages; (iii) Security Interests created, incurred or assumed by the Corporation to secure any Non-Recourse Debt of the Corporation; (iv) Security Interests granted by law or incurred in the ordinary course of business which do not materially impair the use or value of the property in question; (v) Security Interests granted by the Corporation in favor of a wholly owned subsidiary; and (vi) Security Interests other than the foregoing, provided the aggregate amount of all such Security Interests does not exceed 5% of Consolidated Net Tangible Assets.

Sale of Assets and Amalgamations

The Corporation will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, or otherwise, provided that nothing contained in the Trust Indenture will prevent any such transaction:

(a) if the surviving or purchasing company assumes all of the obligations of the Corporation under the Trust Indenture and otherwise meets the requirements of the Trust Indenture; or

(b) if such transaction is between or among the Corporation and its subsidiaries.

Events of Default

The holders of all debentures issued under the Trust Indenture are entitled to the rights provided to debenture holders in the Trust Indenture upon the occurrence of an event of default. For the purposes of the Trust Indenture, an event of default includes the failure of the Corporation or any subsidiary to pay when due (after giving effect to any applicable grace periods, waivers and extensions) any amount owing in respect of any Indebtedness other than the debentures or Non-Recourse Debt, provided that the aggregate principal amount of such Indebtedness in respect of which payment has not been made exceeds $25 million.

Definitions

The Trust Indenture contains, among others, definitions substantially to the following effect:

"Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles in effect in Canada.

"Consolidated Net Tangible Assets" means the aggregate amount of assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of (i) goodwill, deferred assets, trademarks, copyrights and other similar intangible assets; (ii) to the extent not already deducted in computing the value of such assets and without duplication, depreciation, depletion, amortization, reserves and any other amount which represents a decrease in the value of an asset or a periodic allocation of the cost of an asset; (iii) minority interests; (iv) current liabilities; and (v) Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets.

"Financial Instrument Obligations" means obligations arising under interest rate, currency or commodity swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, or other similar agreements or arrangements.

"Funded Indebtedness" means Indebtedness of a person that on the date of issue thereof by such person or on the date that such person otherwise becomes liable in respect thereof has a term to maturity greater than 18 months after taking into account any renewals or extensions which are available at the sole option of such person, excluding Non-Recourse Debt, Subordinated Debt and obligations in respect of preferred shares.

"Indebtedness" means, with respect to any person, without duplication,

(a) all obligations of such person for borrowed money, including obligations with respect to bankers' acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments,

(b) all Financial Instrument Obligations,

(c) all obligations issued or assumed by such person in connection with the acquisition of property in respect of the deferred purchase price of property;

(d) all Capital Lease Obligations and Purchase Money Obligations of such person, and

(e) all obligations of the type referred to in clauses (a) through (d) of this definition of another person, the payment of which such person has guaranteed or for which such person is responsible or liable,

provided that obligations of such person or of another person of the type referred to in clauses (a) through (c) of this definition shall exclude trade accounts payable, dividends and other distributions payable to shareholders, future income taxes, obligations in

respect of preferred shares, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested by such person or such other person in good faith, and non-monetary obligations in respect of performance guarantees.

"Non-Recourse Assets" means the assets created, developed, constructed or acquired with Non-Recourse Debt or in respect of which Non-Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the recourse of the lender of such Non-Recourse Debt is limited in all circumstances in respect of such Non-Recourse Debt.

"Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such Indebtedness, provided that the recourse of the lender thereof is limited to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

"Purchase Money Mortgage" means any Security Interest created, issued or assumed by a person to secure a Purchase Money Obligation, provided that such Security Interest is limited to the property (including the rights associated therewith) purchased, constructed, installed or improved in connection with such Purchase Money Obligation.

"Purchase Money Obligation" means Indebtedness of a person incurred or assumed to finance the purchase price, in whole or in part, of any property (excluding any Indebtedness which constitutes Funded Indebtedness and which was incurred or assumed to finance the purchase price, in whole or in part, of any securities) or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property, provided that such Indebtedness is incurred or assumed within 24 months after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, and includes any extension, renewal or refunding of any such Indebtedness so long as the principal amount thereof outstanding on the date of such extension, renewal or refunding is not thereby increased.

"Security Interest" means any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien, or other encumbrance on or interest in property or assets that secures payment of Indebtedness.

"Subordinated Debt" means any Indebtedness that is expressly subordinated in right of payment to any other Indebtedness.

Modification

The Trust Indenture provides that modifications and alterations thereto and to the debentures, including the Debentures, may be made if authorized by extraordinary

resolution. The term "extraordinary resolution" is defined in the Trust Indenture to mean, in effect, a resolution passed by the affirmative vote of the holders of not less than 66 2/3% of the debentures represented and voting at a meeting of debenture holders or an instrument in writing signed by the holders of not less than 66 2/3% of the debentures. In certain cases, the modification will require separate assent by the holders of the required percentages of debentures of each series. However, if the modification does not adversely affect the rights of the holders of debentures of a particular series, the assent of the holders of debentures of such particular series is not required.

RATINGS

The debentures of the Corporation have been rated A by Standard & Poor's ("S&P") and A by Dominion Bond Rating Service Limited ("DBRS").

S&P states that its issue credit ratings are based, in varying degrees, on (i) the likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; (ii) the nature of and provisions of the obligation; and (iii) the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights. S&P's issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. According to S&P, an obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, according to S&P, the obligor's capacity to meet its financial commitment on the obligation is still strong. The addition of a plus or minus sign shows relative standing within the major rating categories. An A rating by S&P is the middle of the three subcategories within the third highest of nine categories.

DBRS states that its long term debt ratings are meant to give an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. DBRS ratings do not take factors such as pricing or market risk into consideration and are expected to be used by purchasers as one part of their investment process. Every DBRS rating is based on quantitative and qualitative considerations that are relevant for the borrowing entity. According to DBRS, bonds rated A are of satisfactory credit quality, protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities, and while a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies. High and low grades are used to indicate the relative standing of a credit within a particular rating category. An A rating by DBRS is the middle of the three subcategories within the third highest of nine categories.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios are calculated for the twelve month periods ended on the dates indicated:

	December 31, 2000 (1)	September 30, 2001 (1)
Consolidated Earnings Coverage	2.91 times (2)	3.03 times (3)

Notes:

(1) All ratios and interest requirements have been adjusted to reflect the issuance and repayment of all long term debt since the dates indicated.

(2) The Corporation's interest requirements amounted to $213.3 million for the 12 months ended December 31, 2000. The Corporation's earnings before interest, income taxes and dividends on preferred shares for the 12 months ended December 31, 2000, were $620.2 million.

(3) The Corporation's interest requirements amounted to $207.3 million for the 12 months ended September 30, 2001. The Corporation's earnings before interest, income taxes and dividends on preferred shares for the 12 months ended September 30, 2001, were $627.8 million.

(4) The above ratios do not give effect to the issue of any Debentures under this short form prospectus.

RISK FACTORS

A prospective purchaser of Debentures should carefully consider the information described under the heading "Business Risks" in Management's Discussion and Analysis of Financial Condition and Results of Operations of the Corporation found on page 34 of the Corporation's annual report for the 2000 fiscal year incorporated by reference in this short form prospectus, as well as the other information contained in this short form prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP and Blake, Cassels & Graydon LLP, subject to compliance with the prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain circumstances, the filing of such policies or goals, the Debentures are not, at the date hereof, precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)

Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
an Act respecting insurance (Quebec)
an Act respecting trust companies and savings companies (Quebec)
Supplemental Pension Plans Act (Quebec)
Financial Institutions Act (British Columbia)

In the opinion of such counsel, provided that the Corporation has a class of shares listed on a prescribed stock exchange, the Debentures will be qualified investments under the *Income Tax Act* (Canada) for a trust governed by a registered retirement savings plan, a registered education savings plan, a registered retirement income fund or a deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan for which the named employer is the Corporation or a corporation that does not deal at arm's length with the Corporation).

LEGAL MATTERS

Certain legal matters relating to the offering of Debentures will be passed upon by Bennett Jones LLP on behalf of the Corporation and by Blake, Cassels & Graydon LLP on behalf of the Dealers. As at the date hereof, partners and associates of Bennett Jones LLP and of Blake, Cassels & Graydon LLP as a group beneficially owned, directly or indirectly, less than 1% of any class of securities of the Corporation. Mr. W.L. Britton is a partner of Bennett Jones LLP and a director of the Corporation.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATES

Dated: January 11, 2002

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(signed) N.C. Southern
Co-Chairman of the Board and
Chief Executive Officer

(signed) J.A. Campbell
Senior Vice President, Finance
and Chief Financial Officer

On behalf of the Board of Directors

(signed) C.O. Twa
Director

(signed) B.K. French
Director

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (signed) Timothy W. Watson

BMO NESBITT BURNS INC.

By: (signed) Aaron M. Engen

TD SECURITIES INC.

By: (signed) Robert J. Mason

CANADIAN UTILITIES LIMITED

- and -

CIBC MELLON TRUST COMPANY

TRUST INDENTURE

November 16, 1999

Bennett Jones
Blake, Cassels & Graydon

TABLE OF CONTENTS

Page

ARTICLE 1
INTERPRETATION

ARTICLE 2
THE DEBENTURES

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF DEBENTURES

ARTICLE 4
ISSUE AND DELIVERY OF DEBENTURES

ARTICLE 11
NOTICES

ARTICLE 12
CONCERNING THE TRUSTEE

ARTICLE 13
SUPPLEMENTAL INDENTURES

ARTICLE 14
EVIDENCE OF RIGHTS OF DEBENTUREHOLDERS

ARTICLE 15
EXECUTION AND FORMAL DATE

SCHEDULE A

TRUST INDENTURE

This trust indenture is made as of November 16, 1999,

BETWEEN

CANADIAN UTILITIES LIMITED, a corporation incorporated under the laws of Canada (the "**Corporation**")

-and-

CIBC MELLON TRUST COMPANY, a trust company incorporated under the laws of Canada and having an office in Calgary, Alberta (the "**Trustee**")

WHEREAS the Corporation wishes to create and issue Debentures in the manner provided in this Indenture;

AND WHEREAS the Corporation, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS all necessary resolutions of the directors of the Corporation have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder and this Indenture and the execution thereof legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS TRUST INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1
INTERPRETATION

1.01 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions have the respective meanings indicated:

"**Affiliate**" means, with respect to any Person, any other Person which, directly or indirectly through one or more Persons, Controls, is Controlled by, or is under common Control with, such Person.

"**Authorized Investment**" means a short-term, interest-bearing or discount debt obligation issued or guaranteed by the government of Canada or of a province of Canada or by a Canadian chartered bank (which may include an Affiliate of the Trustee), provided that such obligation is assigned a rating not lower than R-1(mid) by Dominion Bond Rating Service Limited or an equivalent rating by Canadian Bond Rating Service.

"**Book Entry Only Debentures**" means Debentures of a Series which, in accordance with the terms applicable to such Series, are to be held only by or on behalf of the Depository.

"**Business Day**" means, with respect to a particular location, a day other than a Saturday or Sunday on which chartered banks are open for the transaction of business at such location.

"**Capital Lease Obligation**" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with Generally Accepted Accounting Principles.

"**CDS**" means The Canadian Depository for Securities Limited and its successors.

"**Certificate of the Corporation**", "**Order of the Corporation**" and "**Request of the Corporation**" mean, respectively, a written certificate, order and request signed in the name of the Corporation by any two officers of the Corporation.

"**Certified Resolution**" means a copy of a resolution certified by an officer of the Corporation to have been duly passed by the Directors and to be in full force and effect on the date of such certification.

"**Common Shares**" means shares of any class or classes of the share capital of a corporation or Securities representing ownership interests in any Person other than a corporation, the rights of the holders of which to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation or other Person are not restricted to a fixed sum or to a fixed sum plus accrued dividends or other periodic distributions.

"**Consolidated Net Tangible Assets**" means the aggregate amount of assets of the Corporation as shown on the most recent audited balance sheet of the Corporation prepared on a consolidated basis in accordance with Generally Accepted Accounting Principles, less the aggregate of the following amounts shown upon such balance sheet:

(a) all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

(b) to the extent not already deducted in computing the value of such assets and without duplication, depreciation, depletion, amortization, reserves and any other amount which represents a decrease in the value of an asset or a periodic allocation of the cost of an asset, *provided that no deduction shall be made under this clause (b) to the extent that such* amount represents a decrease in value or periodic allocation of the cost of any asset referred to in clause (a) above;

(c) minority interests;

(d) current liabilities; and

(e) Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets.

"**Control**", "**Controlled**" and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, through the ownership of Securities, by contract or otherwise, to direct the management and policies of the other of such Persons, and includes, in the case of a corporation, the ownership, either directly or indirectly through one or more Persons, of Securities of such corporation carrying more than 50% of the votes that may be cast to elect the directors of such corporation either under all circumstances or under some circumstances that have occurred and are continuing, other than Securities held as collateral for a *bona fide* debt, provided that such votes, if exercised, are sufficient to elect a majority of the directors of such corporation.

"**Corporate Trust Office**" means the corporate trust office of the Trustee at which, at any particular time, its corporate trust business relative to this Indenture is administered, which office, at the date hereof, is located at 600, 333 - 7th Avenue S.W., Calgary, Alberta.

"**Corporation**" means Canadian Utilities Limited and its successors and assigns.

"Corporation's Auditors" means a firm of chartered accountants duly appointed as auditors of the Corporation.

"**Counsel**" means a barrister or solicitor or firm of barristers and solicitors (who may be counsel for the Corporation) retained by the Trustee or retained by the Corporation and acceptable to the Trustee, acting reasonably.

"**Debentures**" means unsecured debentures of the Corporation issued or to be issued pursuant to this Indenture.

"**Debentureholder**" or **"Holder**" means, at a particular time, a Person entered in a Register as a holder of one or more Debentures outstanding at such time.

"**Debentureholders' Request**" *means, in respect of a particular Series, an instrument signed in one* or more counterparts by Debentureholders holding not less than 25% of the aggregate principal amount of the outstanding Debentures of such Series or, in respect of all Debentures, an instrument signed in one or more counterparts by Debentureholders holding not less than 25% of the aggregate principal amount of all outstanding Debentures, in each case requesting or directing the Trustee to take or refrain from taking the action or proceeding specified therein.

"**Debt Account**" means an account or accounts established by the Corporation (and maintained by and subject to the control of the Trustee) for a Series pursuant to and in accordance with this Indenture.

"**Depository**" means CDS or such other Person as is designated in writing by the Corporation to act as depository in respect of a Series of Book Entry Only Debentures.

"**Directors**" means the directors of the Corporation or, whenever duly empowered by a resolution of the directors of the Corporation, a committee of the directors of the Corporation, and reference to action by the Directors means action by the directors of the Corporation or action by any such committee.

"**Event of Default**" has the meaning ascribed to such term in Section 7.01.

"**Extraordinary Resolution**" has the meaning ascribed to such term in Section 10.13.

"**Financial Instrument Obligations**" means obligations arising under

(a) *interest rate swap agreements, forward rate agreements, floor, cap or collar agreements,* futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time (excluding obligations which are considered to be Indebtedness of such Person by virtue of any provision of the definition of Indebtedness other than clause (b) thereof);

(b) currency swap agreements, crosscurrency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(c) commodity swap agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

"**Funded Indebtedness**" means Indebtedness of a Person that on the date of issue thereof by such Person or on the date that such Person otherwise becomes liable in respect thereof has a term to maturity greater than 18 months after taking into account any renewals or extensions which are available at the sole option of such Person, excluding Non-Recourse Debt, Subordinated Debt and obligations in respect of Preferred Shares.

"**Generally Accepted Accounting Principles**" *means, as at any date of determination, generally* accepted accounting principles in effect in Canada at such date.

"**Global Debenture**" means a Debenture representing the aggregate principal amount of a Series of Debentures.

"**Indebtedness**" means, with respect to any Person, without duplication,

(a) all obligations of such Person for borrowed money, including obligations with respect to bankers' acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments,

(b) all Financial Instrument Obligations,

(c) all obligations issued or assumed by such Person in connection with the acquisition of property in respect of the deferred purchase price of property,

(d) all Capital Lease Obligations and Purchase Money Obligations of such Person, and

(e) all obligations of the type referred to in clauses (a) through (d) of this definition of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable,

provided that obligations of such Person or of another Person of the type referred to in clauses (a) through (c) of this definition shall exclude trade accounts payable, dividends and other distributions payable to shareholders, future income taxes, obligations in respect of Preferred Shares, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested by such Person or such other Person in good faith, and non-monetary obligations in respect of performance guarantees.

"**Interest Payment Date**" means, for each Series of interest-bearing Debentures, a date on which interest is due and payable in accordance with the terms pertaining to such Series.

"**Material Subsidiary**" means, at any time, a Subsidiary,

(a) the total assets of which represent more than 10% of the total assets of the Corporation determined on a consolidated basis as shown in the most recent publicly released consolidated financial statements of the Corporation, or

(b) the total revenues of which represent more than 10% of the total revenues of the Corporation determined on a consolidated basis as shown in the publicly released consolidated financial statements of the Corporation for the four most recent fiscal quarters of the Corporation.

"**Maturity Date**" means, with respect to any Debenture, the date on which the principal of such Debenture becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof or by declaration of acceleration, call for redemption or otherwise.

"**Non-Recourse Assets**" means the assets created, developed, constructed or acquired with Non-Recourse Debt or in respect of which Non-Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other Person acting on behalf of such lender) is limited in all circumstances in respect of such Non-Recourse Debt (other than in respect of false or misleading representations or warranties).

"**Non-Recourse Debt**" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representation or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

"**Officers' Certificate**" means a certificate of the Corporation signed by any two authorized officers of the Corporation in their capacities as officers of the Corporation and not in their personal capacities.

"**Ordinary Resolution**" has the meaning ascribed to such term in Section 10.12.

"**Paying Agent**" means a Person authorized by the Corporation to pay the principal, Premium or interest payable in respect of any Debentures on behalf of the Corporation, and may include the Corporation and the Trustee.

"**Permitted Encumbrances**" means any or all of the following:

(a) any Security Interest in respect of the Corporation existing at the date of this Indenture or arising thereafter pursuant to contractual commitments entered into prior to the date of this Indenture;

(b) any Security Interest granted by the Corporation in connection with an amalgamation, consolidation, merger or reorganization of the Corporation and one or more Subsidiaries, provided that the principal amount of obligations secured thereby is not thereby increased;

(c) any Security Interest granted by the Corporation to secure the Debentures;

(d) any Purchase Money Mortgage or Capital Lease Obligation of the Corporation;

(e) any Security Interest created, incurred or assumed by the Corporation to secure any Non-Recourse Debt of the Corporation;

(f) any Security Interest granted by the Corporation in favour of a Wholly Owned Subsidiary;

(g) any Security Interest in respect of property of a Person which exists at the time of the amalgamation, consolidation, merger or reorganization of such Person and the Corporation or at the time such property is otherwise acquired by the Corporation;

(h) any Security Interest incidental to the business or operations of the Corporation (other than the borrowing of money or the repayment of money borrowed) including, without limitation, the following:

(i) liens or deposits under workers' compensation, social security or similar legislation or good faith deposits in connection with bids, tenders, leases, contracts or expropriation proceedings, or deposits to secure public or statutory obligations or deposits of cash or obligations to secure surety and appeal bonds;

(ii) liens or privileges imposed by law, such as builders', carriers', warehousemen's, landlords', mechanics' and materialmen's liens and privileges, and liens and privileges arising out of judgments or awards with respect to which the Corporation at the time is prosecuting an appeal or proceedings for review and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; or liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested at the time by the Corporation in good faith; or undetermined or inchoate liens, privileges and charges incidental to current operations which have not at such time been filed pursuant to law against the Corporation or which relate to obligations not due or delinquent; or the deposit of cash or Securities in connection with any lien or privilege referred to in this clause (ii);

(iii) minor encumbrances, including, without limitation, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines and oil and natural gas pipe lines and other similar purposes, or zoning or other restrictions as to the use of real properties, which encumbrances, easements, servitudes, rights-of-way or other similar rights and restrictions do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of the Corporation;

(iv) rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit acquired by the Corporation, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition to the continuance thereof;

(v) liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(vi) security granted by the Corporation to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or other authority in connection with the operations of the Corporation;

(vii) the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown; and

(viii) encumbrances the validity of which is being contested by the Corporation in good faith or the payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the amount thereof in full;

(i) any extension, renewal, alteration, substitution or replacement (or successive extensions, renewals, alterations, substitutions or replacements), in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h), provided the extension, renewal, alteration, substitution or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered, substituted or replaced (plus improvements on such property) and the principal amount of the obligations secured thereby is not thereby increased; and

(j) any Security Interest other than a Security Interest referred to in the foregoing clauses (a) though (i), provided the aggregate amount of Indebtedness secured by all such Security Interests does not exceed 5% of Consolidated Net Tangible Assets.

"**Person**" means any individual, corporation, body corporate, limited partnership, general partnership, joint stock company, association, joint venture, company, trust, bank, fund, governmental authority or other entity or organization, whether or not recognized as a legal entity.

"**Preferred Shares**" means

(a) Securities which on the date of issue thereof by a Person

(i) have a term to maturity of more than 30 years,

(ii) rank subordinate to the unsecured and unsubordinated Indebtedness of such Person outstanding on such date,

(iii) entitle such Person to satisfy the obligation to pay the principal thereof from the proceeds of the issuance of shares,

(iv) entitle such Person to defer the payment of interest thereon for more than 4 years without thereby causing an event of default to occur, and

(v) entitle such Person to satisfy the obligation to make payments of interest thereon from the proceeds of the issuance of shares, or

(b) shares of any class of the share capital of a corporation or Securities representing ownership interests in any Person other than a corporation which, in either case, are not Common Shares.

"**Premium**" means, with respect to any Debenture at a particular time, the excess, if any, of the then applicable Redemption Price of such Debenture over the principal amount of such Debenture.

"**Principal Indenture**" means the trust indenture dated as of the 1st day of March, 1972, between Canadian Utilities, Limited and National Trust Company, Limited and all amendments and indentures supplemental thereto.

"**Purchase Money Mortgage**" means any Security Interest created, issued or assumed by a Person to secure a Purchase Money Obligation, provided that such Security Interest is limited to the property (including the rights associated therewith) purchased, constructed, installed or improved in connection with such Purchase Money Obligation.

"**Purchase Money Obligation**" means Indebtedness of a Person incurred or assumed to finance the purchase price, in whole or in part, of any property (excluding any Indebtedness which constitutes Funded Indebtedness and which was incurred or assumed to finance the purchase price, in whole or in part, of any Securities) or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property, provided that such Indebtedness is incurred or assumed within 24 months after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, and includes any extension, renewal or refunding of any such Indebtedness so long as the principal amount thereof outstanding on the date of such extension, renewal or refunding is not thereby increased.

"**Record Date**" means the date for determining the Holders of Debentures of a Series entitled to receive payment of interest on an Interest Payment Date for such Series, which date shall be the tenth Business Day prior to such Interest Payment Date or such other date as shall be specified in a Certified Resolution delivered to the Trustee.

"**Redemption Date**" has the meaning ascribed to such term in Section 5.03.

"**Redemption Price**" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture.

"**Redemption Price Calculation Date**" means the date on which the Redemption Price is to be calculated for Debentures that do not have a fixed Redemption Price, which date, unless otherwise determined by the Directors, shall be the third Business Day prior to the Redemption Date fixed for such Debentures.

"**Register**" has the meaning ascribed to such term in Section 3.01.

"**Registrar**" means the Trustee or a Person other than the Trustee designated by the Corporation to keep a Register.

"**Securities**" means any stock, shares, units, instalment receipts, voting trust certificates, bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participations in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing.

"**Security Interest**" means any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien, or other encumbrance on or interest in property or assets that secures payment of Indebtedness.

"**Series**" means a series of Debentures which, unless otherwise specified in a Supplemental Indenture or a Terms Schedule, consists of those Debentures which have identical terms and were or are to be issued at the same time, regardless of whether such Debentures are designated as a series.

"**Stated Maturity**" means the date specified in a Debenture as the fixed date on which the principal of such Debenture is due and payable.

"**Subordinated Debt**" of any Person means any Indebtedness of such Person that is expressly subordinated in right of payment to any other Indebtedness of such Person.

"**Subsidiary**" means

(a) a corporation Controlled by the Corporation or by one or more Subsidiaries of the Corporation or by the Corporation and one or more Subsidiaries of the Corporation, or

(b) a Person (other than a corporation) Controlled by the Corporation or by one or more Subsidiaries of the Corporation or by the Corporation and one or more Subsidiaries of the Corporation.

"**Successor**" has the meaning ascribed to such term in Section 9.01.

"**Supplemental Indenture**" means an indenture supplemental to this Indenture pursuant to which, among other things, Debentures may be authorized for issue or the provisions of this Indenture may be amended.

"**Terms Schedule**" has the meaning ascribed to such term in Section 4.01(c).

"**Trustee**" means CIBC Mellon Trust Company or its successor or successors for the time being as trustee hereunder.

"**Wholly Owned Subsidiary**" means a Subsidiary all of the outstanding shares or ownership interests of which are owned, directly or indirectly, by or for the benefit of the Corporation.

1.02 Meaning of "outstanding" for Certain Purposes

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation or money for the payment thereof has been set aside pursuant to Article 8, provided that

(a) if a new Debenture has been issued in substitution for a Debenture that has been mutilated, lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding,

(b) Debentures that have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof, and

(c) for the purpose of any provision of this Indenture entitling Holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or to constitute a quorum at any meeting of Debentureholders, Debentures owned directly or indirectly by the Corporation or any Affiliate of the Corporation shall be disregarded, provided that

    (i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action or on the Debentureholders present or represented at any meeting of Debentureholders

constituting a quorum, only the Debentures which the Trustee knows are so owned shall be so disregarded, and

(ii) Debentures so owned that have been pledged in good faith other than to the Corporation, a Subsidiary or an Affiliate of the Corporation shall not be disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote, sign consents, requisitions or other instruments or take such other actions free from the control of the Corporation, any Subsidiary or any Affiliate of the Corporation.

1.03 Interpretation Not Affected by Headings

The division of this Indenture into Articles, Sections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the *construction or interpretation hereof.*

1.04 Extended Meanings

In this Indenture, unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; references to "**Indenture**", "**this Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this trust indenture, and not to any particular Article, Section, clause or other portion hereof, and include all Schedules and amendments hereto, modifications or restatements hereof, and any and every Supplemental Indenture and Terms Schedule; and the expressions "**Article**", "**Section**", "**clause**" and "**Schedule**" followed by a number, letter, or combination of numbers and letters refer to the specified Article, Section or clause of or Schedule to this Indenture.

1.05 Day Not a Business Day

If any day on which an amount is to be determined or an action is to be taken hereunder at a particular location is not a Business Day at such location, then such amount shall be determined or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day at such location. Except as otherwise specified herein, all determinations as to Business Days shall be made with reference to Calgary, Alberta.

1.06 Currency

Except as otherwise provided herein, all references in this Indenture to "**Canadian dollars**", "**dollars**" and "**$**" are to lawful money of Canada.

1.07 Other Currencies

For the purpose of making any computation under this Indenture, any currency other than Canadian dollars shall be converted into Canadian dollars at the Bank of Canada noon rate of exchange on the date on which such computation is to be made.

1.08 Statutes

Each reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.09 Invalidity of Provisions

Each provision in this Indenture or in a Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.

1.10 Applicable Law

This Indenture and the Debentures shall be governed by and construed in accordance with the laws of the province of Alberta and the laws of Canada applicable in the province of Alberta and shall be treated in all respects as Alberta contracts.

1.11 Language

In the event of any contradiction, discrepancy or difference between the English language version and the French or other language version of the text of a Debenture, the English language version of such text shall govern.

ARTICLE 2
THE DEBENTURES

2.01 No Fixed Limitation

The aggregate principal amount of Debentures which may be issued under this Indenture is unlimited, but Debentures may be issued hereunder only upon the terms and subject to the conditions herein provided.

2.02 Issuance in Series

Debentures may be issued in one or more Series. The Debentures of each Series shall be designated in such manner, shall bear such date or dates and mature on such date or dates, shall bear interest, if any, at such rate or rates accruing from and payable on such date or dates, may be issued at such times and in such denominations, may be redeemable before maturity in such manner and subject to payment of such premium, may be payable as to principal, interest and premium at such place or places and in such currency or currencies, may be payable as to principal, interest and premium in Securities of the Corporation or any other Person, may provide for such mandatory redemption, sinking fund or other analogous repayment obligations, may contain such provisions for the exchange or transfer of Debentures of different denominations and forms, may have attached thereto or issued therewith Securities entitling the Holders thereof to subscribe for, purchase or acquire Securities of the Corporation or any other Person upon such terms, may give the Holders thereof the right to convert Debentures into Securities of the Corporation or any other Person upon such terms, may be defeasible at the option of the Corporation, and may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be determined by the Directors by a resolution passed at or prior to the time of issue of the Debentures of such Series and set forth in a Terms Schedule or, to such extent as the Directors may deem appropriate, in a Supplemental Indenture pertaining to the Debentures of such Series. At the option of the Corporation, the maximum principal amount of Debentures of any Series may be limited, such limitation to be expressed in the Terms Schedule or Supplemental Indenture providing for the issuance of the Debentures of such Series, and any such limitation may be increased at any time by the Corporation by means of a resolution of the Directors.

2.03 Form of Debentures

The Debentures of any Series may be of different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Debentures of different denominations or forms and in the provisions for the registration or transfer of Debentures, and any Series of Debentures may consist of Debentures having different dates of issue, different dates of maturity, different rates of interest, different redemption prices, different sinking fund provisions, and partly of Debentures carrying the benefit of a sinking fund and partly of Debentures with no sinking fund provided therefor.

Subject to the foregoing provisions and subject to any limitation as to the maximum principal amount of Debentures of any particular Series, any Debenture may be issued as part of any Series of Debentures previously issued.

The Debentures and the registration panel and certificate of the Trustee endorsed thereon may be in the forms set out in Schedule A or in such other form or forms (which may include legends) as the Directors shall by resolution determine prior to the time of issue thereof and as shall be approved by the Trustee, whose approval shall be conclusively evidenced by its certification thereof.

The Debentures of any Series may be engraved, lithographed, printed, mimeographed or typewritten, or partly in one form and partly in another, as the Corporation may determine, provided that if a Debenture is issued in mimeographed or typewritten form, the Corporation, on the demand of the Holder thereof, shall make available within a reasonable time after such demand, without expense to such Holder, an engraved, lithographed or printed Debenture in exchange therefor.

2.04 Debentures to Rank Equally

The Debentures shall be direct unsecured obligations of the Corporation. The Debentures of each Series shall rank equally and *pari passu* with each other and with the Debentures of every other Series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured Indebtedness of the Corporation (including the debentures issued pursuant to the Principal Indenture), except as to sinking fund provisions applicable to different Series of Debentures and other similar types of obligations of the Corporation.

2.05 Book Entry Only Debentures

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures, each Series of Debentures shall be issued as Book Entry Only Debentures represented by a Global Debenture registered in the name of the Depository or a nominee of the Depository.

Beneficial owners of Book Entry Only Debentures shall have no right to receive definitive Debentures until such time, if any, as

(a) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with such Debentures and the Corporation is unable to locate a qualified successor,

(b) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor, or

(c) the Corporation determines that such Debentures shall no longer be held as Book Entry Only Debentures,

following which Debentures in fully registered form shall be issued to the beneficial owners of such Debentures or their nominees.

2.06 Signatures on Debentures

All Debentures shall be under the seal of the Corporation and shall be signed (either manually or by facsimile signature) by any two officers of the Corporation. A facsimile signature on any Debenture shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature was reproduced, and each Debenture so signed shall be valid and binding upon the Corporation notwithstanding that any individual whose signature (either manual or facsimile) appears on a Debenture is not at the date of this Indenture or at the date of the Debenture or at the date of the certification and delivery thereof an officer of the Corporation.

2.07 Certification

No Debenture shall be issued or, if issued, shall be obligatory or entitle the Holder thereof to the benefit hereof until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule A or in a Terms Schedule or Supplemental Indenture or in some other form acceptable to the Trustee. Such certificate on any Debenture shall be conclusive evidence that such Debenture has been duly issued hereunder and is a valid obligation of the Corporation.

The certificate of the Trustee signed on a Debenture shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of such Debenture or its issuance, and the Trustee shall not be liable for the use made of such Debenture or the proceeds of issuance thereof. The certificate of the Trustee signed on any Debenture shall, however, be a representation and warranty by the Trustee that such Debenture has been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.08 Concerning Interest

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures,

(a) each Debenture of a Series, whether issued originally or in exchange or in substitution for previously issued Debentures, shall bear interest from and including the later of

(i) its date of issue and

(ii) the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of such Series;

(b) interest shall be payable semi-annually in equal instalments;

(c) interest payable for any period of less than six months shall be computed on the basis of a year of 365 days; and

(d) whenever interest is computed on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by

multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

Subject to accrual of any interest on unpaid interest from time to time, interest on each Debenture shall cease to accrue from the earlier of the Maturity Date of such Debenture and, if such Debenture is called for redemption, the Redemption Date fixed for such Debenture, unless, in each case, upon due presentation and surrender of such Debenture for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused.

Wherever in this Indenture or a Debenture there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or such Debenture, and express mention of interest on amounts in default in any of the provisions of this Indenture shall not be construed as excluding such interest in those provisions of this Indenture in which such express mention is not made.

If the date for payment of any amount of principal or interest in respect of a Debenture is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place and the Holder of such Debenture shall not be entitled to any further interest or other payment in respect of the delay.

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures, the Corporation shall pay the interest due upon the principal amount of an interest-bearing Debenture (except interest payable on maturity or redemption of such Debenture which, at the option of the Corporation, may be paid only upon presentation of such Debenture for payment) by forwarding or causing to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and the Corporation determine to be appropriate) a cheque for such interest (less any tax required by law to be deducted or withheld) payable on the applicable Interest Payment Date to the Holder of such Debenture on the Record Date for such payment at the address appearing on the Register unless otherwise directed in writing by such Holder or, in the case of joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the applicable Register and negotiable at par at each of the places at which interest upon such Debenture is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on such Debenture to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Debentureholder or the loss, theft or destruction thereof, the Corporation, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Debentureholder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Corporation, at its option, may cause the amount payable in respect of interest to be paid to a Debentureholder by wire transfer to an account maintained by such Debentureholder or in any other manner acceptable to the Trustee.

If payment of interest is made by cheque, such cheque shall be forwarded at least three Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable Interest Payment Date.

2.09 Interim Debentures

Pending the preparation and delivery to the Trustee of definitive Debentures of any Series, the Corporation may execute in lieu thereof (but subject to the same provisions, conditions and

limitations as herein set forth) and the Trustee may certify interim printed, mimeographed or typewritten Debentures, in such forms and in such denominations and with such appropriate omissions, insertions and variations as may be approved by the Trustee and any two officers of the Corporation (whose certification or signature, either manual or facsimile, on any such interim Debentures shall be conclusive evidence of such approval) entitling the Holders thereof to receive definitive Debentures of such Series in any authorized denominations and forms when the same are prepared and ready for delivery, without expense to such Holders, but the total amount of interim Debentures of any Series so issued shall not exceed the total amount of Debentures of such Series for the time being authorized. Forthwith after the issuance of any such interim Debentures, the Corporation shall cause to be prepared the appropriate definitive Debentures for delivery to the Holders of such interim Debentures.

Any interim Debentures when duly issued shall, until exchanged for definitive Debentures, entitle the Holders thereof to rank for all purposes as Debentureholders and otherwise in respect of this Indenture to the same extent and in the same manner as though such exchange had actually been made. When exchanged for definitive Debentures, such interim Debentures shall forthwith be cancelled by the Trustee. Any interest paid upon interim Debentures shall be noted thereon by the Paying Agent at the time of payment unless paid by warrant or cheque to the Holder thereof.

2.10 Issue of Substitutional Debentures

If any Debenture issued and certified hereunder becomes mutilated or is lost, destroyed or stolen, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Debenture or in lieu of and in substitution for such lost, destroyed or stolen Debenture. The substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Debentures. The applicant for a new Debenture shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Debenture so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Trustee in their discretion, and such applicant shall also furnish indemnity, in amount and form satisfactory to the Corporation and the Trustee in their discretion, and shall pay the reasonable charges of the Corporation and the Trustee in connection therewith.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all amounts which at any time become payable on account of any Debenture or any interest or Premium thereon shall be payable at the option of the Holder at any of the places at which the principal and interest in respect of such Debenture are payable.

2.12 Record of Payments

The Trustee shall maintain accounts and records evidencing each payment of principal of and Premium and interest on Debentures, which accounts and records shall constitute, in the absence of manifest error, *prima facie* evidence thereof.

None of the Corporation, the Trustee, any Registrar or any Paying Agent shall be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.13 Payment Agreements for Debentures

Notwithstanding any provision in this Indenture or any Debenture to the contrary, the Corporation may enter into an agreement (whether in a Supplemental Indenture or otherwise) with the Holder of a Debenture, or with the Person for whom such Holder is acting as nominee, providing for the payment, without presentation or surrender of the Debenture or notation of payment thereon, to such Holder of the principal of and Premium and interest on such Debenture and all other amounts payable hereunder at a place, and by wire transfer of funds or in such other manner, other than the places or the manner specified in this Indenture or in such Debenture as the places and the manner for such payment. The Corporation shall lodge a copy of any such agreement with the Trustee prior to the next Interest Payment Date of any Debenture to which such agreement relates. Any payment of the principal of and Premium and interest on any such Debenture and other amounts payable under this Indenture at such other place or in such other manner pursuant to such agreement shall, notwithstanding any other provision of this Indenture or the Debentures, be valid and binding on the Corporation, the Trustee, any Registrar, any Paying Agent, and all Holders of Debentures.

2.14 Surrender for Cancellation

If the principal amount due upon any Debenture shall become payable before the Stated Maturity thereof, the Person presenting such Debenture for payment shall surrender the same for cancellation and the Corporation shall pay or cause to be paid the interest accrued and unpaid thereon (computed on a *per diem* basis if the date fixed for payment is not an Interest Payment Date).

2.15 Right to Receive Indenture

Each Debentureholder is entitled to receive from the Corporation a copy of this Indenture on written request and upon payment of a reasonable copying charge.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF DEBENTURES

3.01 Registers

The Corporation shall cause to be kept at the Corporate Trust Office, or at such other place as shall be agreed by the Corporation and the Trustee, a central register (the "**Central Register**") and may cause to be kept in such other place or places, by the Trustee or by such other Registrar or Registrars (if any) as the Corporation may designate, branch registers (each a "**Register**" and collectively with the Central Register the "**Registers**") in each of which shall be entered the names and latest known addresses of Holders of Debentures and the other particulars, as prescribed by law, of the Debentures held by each of them and of all transfers of such Debentures. Such registration shall be noted on such Debentures by the Trustee or other Registrar. Every Registrar (including the Trustee) from time to time shall, when requested in writing so to do by the Corporation or by the Trustee, furnish the Corporation or the Trustee, as the case may be, with a list of the names and addresses of the Holders of Debentures entered on the Register kept by such Registrar, showing the principal amount and serial numbers of such Debentures held by each Holder.

The Registers referred to in this Section 3.01 shall at all reasonable times be open for inspection by the Corporation, the Trustee and any Debentureholder.

3.02 Transfer of Debentures

A Holder of a Debenture may at any time and from time to time have such Debenture transferred at any of the places at which a Register is kept pursuant to the provisions of Section 3.01. A Holder of a Debenture may at any time and from time to time have the registration of such Debenture transferred from the Register in which the registration of such Debenture appears to another Register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Corporation and the Trustee.

No transfer of a Debenture shall be effective as against the Corporation unless

(a) such transfer is made by the Holder of the Debenture or the executor, administrator or other legal representative of, or any attorney for, the Holder, duly appointed by an instrument in form and execution satisfactory to the Trustee or other Registrar, upon surrender to the Trustee or other Registrar of the Debenture and a duly executed form of transfer,

(b) such transfer is made in compliance with applicable law and such requirements as the Trustee or other Registrar may prescribe, and

(c) such transfer has been duly noted on such Debenture and on one of the appropriate Registers by the Trustee or other Registrar.

3.03 Restrictions on Transfer of Global Debentures

Notwithstanding any other provision of this Indenture, a Global Debenture registered in the name of the Depository or a nominee of the Depository may not be transferred by the Depository or such nominee except in the following circumstances or as otherwise specified in a Terms Schedule or Supplemental Indenture relating to such Debenture:

(a) such Global Debenture may be transferred by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or to another nominee of the Depository or by the Depository or its nominee to a successor Depository or its nominee;

(b) such Global Debenture may be transferred at any time after the Depository for such Global Debenture has notified the Corporation that it is unwilling or unable or no longer eligible to continue as Depository for such Global Debenture;

(c) such Global Debenture may be transferred at any time after the Corporation has determined, in its sole discretion, that the Debentures represented by such Global Debenture shall no longer be held as Book Entry Only Debentures; and

(d) such Global Debenture may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the Series issued in the form of such Global Debenture, provided that at the time of such transfer such Event of Default has not been waived in accordance with the provisions of this Indenture.

3.04 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other Registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on a Register as the Holder of such Debenture free from all equities or rights of setoff or counterclaim between the Corporation and the

transferor or any previous Holder of such Debenture, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.05 Closing of Registers

Except in the case of the Central Register, the Corporation shall have power at any time to close any Register. The Corporation shall transfer the registration of any Debentures registered on a Register which the Corporation closes to another existing Register or to a new Register and thereafter such Debentures shall be deemed to be registered on such existing or new Register, as the case may be. If the Register in any place is closed and the records are transferred to a Register in another place, notice of such change shall be given to each Debentureholder registered in the Register so closed and the particulars of such change shall be recorded in the Central Register.

Neither the Corporation nor the Trustee nor any Registrar shall be required to

(a) effect transfers or exchanges of Debentures of any Series on any Interest Payment Date for Debentures of that Series or during the 10 preceding Business Days, or

(b) effect transfers or exchanges of Debentures of any Series

(i) from the day of any selection by the Trustee of Debentures of that Series to be redeemed until the day on which notice of redemption is given pursuant to Section 5.03, or

(ii) that have been selected or called for redemption in whole or in part unless, upon due presentation thereof for redemption, such Debentures are not redeemed.

3.06 Exchange of Debentures

Subject to Section 3.05, Debentures in any authorized form or denomination may be exchanged upon reasonable notice for Debentures in any other authorized form or denomination, any such exchange to be for an equivalent aggregate principal amount of Debentures of the same Series, carrying the same rate of interest and having the same Maturity Date and the same redemption and sinking fund provisions, if any.

Debentures of any Series may be exchanged at the Corporate Trust Office or at such other place or places as may be specified in the Debentures of such Series or in the Terms Schedule or Supplemental Indenture providing for the issuance thereof, and at such other place or places as may from time to time be designated by the Corporation. Any Debentures tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Debentures necessary to carry out such exchanges. All Debentures surrendered for exchange shall be cancelled.

Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect, provided that

(a) Debentures which have been selected or called for redemption may not be exchanged for Debentures of larger denominations, and

(b) if a Debenture that has been selected or called for redemption in part is presented for exchange into Debentures of smaller denominations, the Trustee shall designate, according

to such method as the Trustee shall deem equitable, particular Debentures of those issued in exchange, which shall be deemed to have been selected or called for redemption, in whole or in part, and the Trustee shall note thereon a statement to that effect.

3.07 Ownership and Entitlement to Payment

The Person in whose name a Debenture is registered shall be deemed to be the beneficial owner thereof for all purposes of this Indenture and payment of or on account of the principal of and Premium and interest on such Debenture shall be made only to or upon the order in writing of such Person, and each such payment shall be a good and sufficient discharge to the Corporation, the Trustee, any Registrar and any Paying Agent for the amount so paid.

If a Debenture is registered in the name of more than one Person, the principal, Premium and interest from time to time payable in respect thereof may be paid to the order of all such Persons, failing written instructions from them to the contrary, and each such payment shall be a good and sufficient discharge to the Corporation, the Trustee, any Registrar and any Paying Agent for the amount so paid.

Notwithstanding any other provision of this Indenture, all payments in respect of Debentures represented by a Global Debenture shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to holders of interests in such Global Debenture.

The Holder for the time being of a Debenture shall be entitled to the principal, Premium and interest evidenced by such Debenture, free from all equities or rights of setoff or counterclaim between the Corporation and the original or any intermediate Holder thereof, and all Persons may act accordingly. The receipt by any such Holder of any such principal, Premium or interest shall be a good and sufficient discharge to the Corporation, the Trustee, any Registrar and any Paying Agent for the amount so paid, and neither the Corporation nor the Trustee nor any Registrar nor any Paying Agent shall be bound to inquire into the title of any such Holder.

3.08 Evidence of Ownership

The Corporation and the Trustee may treat the Holder of a Debenture as the beneficial owner thereof without actual production of such Debenture for the purpose of any Debentureholders' Request, requisition, direction, consent, instrument or other document to be made, signed or given by the Holder of such Debenture.

3.09 No Notice of Trusts

Neither the Corporation nor the Trustee nor any Registrar nor any Paying Agent shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied, resulting or constructive, in respect of any Debenture or otherwise) by the beneficial owner or the Holder of a Debenture or any Person whom the Corporation or the Trustee treats, as permitted or required by law, as the beneficial owner or the Holder of such Debenture, and the Corporation, the Trustee or any Registrar may transfer such Debenture on the direction of the Person so treated or registered as the Holder thereof, whether named as trustee or otherwise, as though that Person was the beneficial owner of such Debenture.

3.10 Charges for Transfer and Exchange

For each Debenture exchanged or transferred, the Trustee or other Registrar, except as otherwise herein provided, may charge a reasonable amount for its services and in addition may charge a reasonable amount for each new Debenture issued (such amounts to be agreed upon by

the Trustee and the Corporation from time to time), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the Person requesting such exchange or transfer as a condition precedent thereto.

Notwithstanding the foregoing, no charge (except a charge to reimburse the Trustee or other Registrar for any stamp taxes or governmental or other charges) shall be made to a Debentureholder.

(a) for any exchange or transfer of Debentures of a Series applied for within a period of 45 days from the date of the first delivery of Debentures of such Series;

(b) for any exchange of Debentures in denominations in excess of $1,000 for Debentures in lesser denominations, provided that the Debentures surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to Section 3.10(a);

(c) for any exchange of any interim Debenture that has been issued pursuant to Section 2.09; or

(d) for any exchange of any Debenture resulting from a partial redemption pursuant to Section 5.02.

ARTICLE 4
ISSUE AND DELIVERY OF DEBENTURES

4.01 Issuance of Debentures

The Corporation may issue, and the Trustee shall certify and deliver to or to the order of the Corporation, Debentures issuable under this Indenture, but only upon receipt by the Trustee of the following:

(a) a Certified Resolution authorizing the issuance and requesting the certification and delivery of a specified principal amount of Debentures and determining the attributes thereof;

(b) an Officers' Certificate stating that no default exists in respect of any of the covenants, agreements or provisions of this Indenture or, if any such default exists, specifying the nature thereof and the action, if any, being taken by the Corporation to remedy such default;

(c) an Order of the Corporation for the certification and delivery of such Debentures specifying the principal amount requested to be certified and delivered and having attached a schedule (a "**Terms Schedule**") specifying the date, principal amount, Maturity Date, interest rate, if any, Interest Payment Dates and place of delivery for each Debenture requested to be certified and delivered or, at the option of the Corporation, a Supplemental Indenture in form and terms approved by Counsel providing for the issue of such Debentures; and

(d) an opinion of Counsel to the effect that all legal requirements in respect of the proposed issue of such Debentures have been satisfied.

Upon the certification and delivery by the Trustee of Debentures in accordance with an Order of the Corporation, the Terms Schedule or Supplemental Indenture attached to such Order of the Corporation shall be deemed to be a Schedule to and form part of this Indenture.

4.02 No Debentures to be Issued During Default

No Debentures shall be certified and delivered hereunder if at the time of such certification and delivery the Corporation, to the knowledge of the Trustee, is in default hereunder, provided that the Trustee may certify and deliver Debentures notwithstanding such knowledge if the Trustee shall be satisfied, relying on the advice or opinion of Counsel or other experts or advisers, that such default is not material and that the Corporation is taking appropriate action to remedy such default.

ARTICLE 5
REDEMPTION AND PURCHASE OF DEBENTURES

5.01 General

The Corporation, when not in default hereunder, shall have the right at its option to redeem, either in whole at any time or in part from time to time before Stated Maturity, Debentures of any Series which by their terms are made so redeemable, at such rate or rates of Premium, if any, on such date or dates and on such terms and conditions as shall have been determined at the time of issue of such Debentures and as shall be expressed in such Debentures or in the Supplemental Indenture or Terms Schedule authorizing or providing for the issue thereof.

5.02 Partial Redemption of Debentures

If less than all of the Debentures of a Series for the time being outstanding are to be redeemed, the Corporation shall, at least 15 days before the date upon which notice of redemption is to be given to Holders of such Debentures, notify the Trustee in writing of the Corporation's intention to redeem Debentures of such Series and of the aggregate principal amount of Debentures to be redeemed. The Debentures so to be redeemed shall be selected by the Trustee on a *pro rata* basis (to the nearest multiple of $1,000) in accordance with the principal amount of Debentures of such Series registered in the name of each Holder or by lot or by such other means as the Trustee may deem equitable and expedient. For this purpose the Trustee may make regulations with regard to the manner in which such Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders. Debentures in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof), and, unless the context otherwise requires, reference to Debentures in this Article 5 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The Holder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, one or more new Debentures for the unredeemed part of the Debenture so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

5.03 Notice of Redemption

Notice of intention to redeem any Debentures shall be given by or on behalf of the Corporation to the Holders of the Debentures which are to be redeemed, not more than 60 days and not less than 10 days prior to the date fixed for redemption (the "**Redemption Date**"), in the manner provided in Section 11.02. Every notice of redemption shall specify the Series and the Stated Maturity of the Debentures called for redemption, the Redemption Date, the Redemption Price or the Redemption Price Calculation Date, as applicable, and the place or places of payment, and shall state that all interest thereon shall cease from and after the Redemption Date. In addition, unless all the outstanding Debentures of a Series are to be redeemed, the notice of redemption shall specify

(a) in the case of a notice mailed to a Holder, the distinguishing letters and numbers of the Debentures which are to be redeemed (or of such thereof as are registered in the name of such Holder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c) in the case of Book Entry Only Debentures, that the redemption shall take place in such manner as may be agreed by the Depository, the Trustee and the Corporation; and

(d) in all cases, the principal amount of each Debenture to be redeemed or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

If a notice of redemption specifies a Redemption Price Calculation Date for any Debentures, the Corporation shall deliver to the Trustee, not later than the second Business Day prior to the Redemption Date for such Debentures, a Certificate of the Corporation which specifies the Redemption Price of such Debentures.

5.04 Debentures Due on Redemption Date

Upon notice of redemption having been given as specified in Section 5.03, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the money necessary to redeem such Debentures shall have been deposited as provided in Section 8.02 and affidavits or other proof satisfactory to the Trustee as to the publication or mailing of such notice shall have been lodged with the Trustee, such Debentures shall not be considered as outstanding hereunder and interest upon such Debentures shall cease.

If any question shall arise as to whether any notice has been given as required or any deposit has been made, such question shall be decided by the Trustee, whose decision shall be final and binding upon all parties in interest.

5.05 Purchase of Debentures

The Corporation may, at any time when it is not in default hereunder, purchase all or any of the Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, provided that the price at which any Debenture may be purchased by private contract shall not exceed the principal amount thereof together with accrued and unpaid interest thereon and costs of purchase. All Debentures so purchased shall forthwith be delivered to the Trustee and shall be cancelled by it and, subject to the following paragraph of this Section 5.05, no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price than the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee, in such manner (which may include selection by lot, selection on a *pro rata* basis, random selection by computer or any other method) as the Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so

made shall be valid and binding upon all Debentureholders, notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to purchase in part only. The Holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

5.06 Cancellation of Debentures

Subject to the provisions of Sections 5.02 and 5.05 as to Debentures redeemed or purchased in part, all Debentures redeemed or purchased in whole or in part by the Corporation shall not be reissued or resold and shall be forthwith delivered to and cancelled by the Trustee, and no Debentures of the same Series shall be issued in substitution therefor.

ARTICLE 6
COVENANTS OF THE CORPORATION

6.01 General Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders as follows:

(a) the Corporation will well, duly and punctually pay or cause to be paid to each Holder of Debentures the principal thereof, interest accrued thereon and Premium payable thereon on the dates, at the places, in the currency, and in the manner specified herein or as otherwise provided in such Debentures;

(b) subject to the express provisions hereof, the Corporation will carry on and conduct or will cause to be carried on and conducted its business and the business of its Subsidiaries in a proper and efficient manner and will keep or cause to be kept proper books of account and make or cause to be made therein true and faithful entries of all its dealings and transactions in relation to its business and the business of its Subsidiaries, as the case may be, all in accordance with Generally Accepted Accounting Principles, provided that nothing herein contained shall prevent the Corporation from ceasing to operate or from causing any Subsidiary to cease to operate any premises or property if in the opinion of the Directors it shall be advisable and in the best interests of the Corporation or the Subsidiary concerned to do so; and

(c) so long as any Debentures are outstanding, the Corporation will furnish to the Trustee a copy of the financial statements, whether annual or interim, of the Corporation and any report of the Corporation's Auditors thereon at the same time as such financial statements are filed with securities regulatory authorities and will furnish a copy of any such financial statements to a Debentureholder or to a beneficial owner of a Debenture specified by a Debentureholder upon receipt from such Debentureholder of a request therefor.

6.02 Trustee's Remuneration and Expenses

The Corporation will pay the Trustee reasonable remuneration for its services as trustee hereunder and will repay to the Trustee on demand all amounts which shall have been paid to third parties by the Trustee in and about the administration or execution of the trusts hereby created, and such amounts and any interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any of the Debentures or interest thereon. Such remuneration shall continue to be payable until the trusts hereof shall be finally

wound up, whether or not the trusts of this Indenture shall be in course of administration by or under the direction of a court.

6.03 Not to Extend Time for Payment of Interest

In order to prevent any accumulation after maturity of unpaid interest, the Corporation will not directly or indirectly extend or assent to the extension of time for payment of interest upon any Debentures or directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding interest on the Debentures or in any other manner.

If the time for the payment of any interest shall be so extended, whether or not such extension is by or with the consent of the Corporation, notwithstanding anything herein or in the Debentures contained, such interest shall not be entitled in case of default hereunder to the benefit of this Indenture until such time as payment in full has been made of the principal of all the Debentures and of all interest on such Debentures the payment of which has not been so extended.

6.04 Examination and Audit

So long as any Debentures are outstanding, the Corporation will annually, within 120 days after the end of its fiscal year, have an examination and audit of the accounts, affairs and condition of the Corporation and its Subsidiaries made by the Corporation's Auditors.

6.05 Encumbrances on Assets

So long as any Debentures are outstanding, the Corporation will not create, assume or suffer to exist any Security Interest on any of its assets to secure any Indebtedness unless at the same time the Corporation shall secure equally and rateably therewith all the Debentures then outstanding, provided that this Section 6.05 shall not apply to or operate to prevent Permitted Encumbrances.

6.06 Sale of Assets and Amalgamations

So long as any Debentures are outstanding, the Corporation will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, other than in accordance with the provisions of Section 9.01 or as permitted thereby.

6.07 Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may perform any of such covenants capable of being performed by it, and if any such covenant requires the payment or expenditure of money, the Trustee may make such payment or expenditure with its own funds or with money borrowed by or advanced to it for such purpose, but shall be under no obligation to do so, and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 6.02, but no such performance or payment shall be deemed to relieve the Corporation from any default or continuing obligation hereunder.

6.08 Certificates Relating to Default

So long as any Debentures are outstanding, the Corporation will deliver to the Trustee within 60 days after the end of each of its first three fiscal quarters in each of its fiscal years and within 120 days after the end of each of its fiscal years, and at any other time if so requested by the Trustee, an

Officers' Certificate stating that the Corporation has complied with all covenants, conditions or other requirements contained herein, non-compliance with which would, with the giving of notice or the lapse of time or otherwise, constitute an Event of Default, or, if such is not the case, specifying all relevant particulars thereof, the period of existence thereof and the action the Corporation is taking or proposes to take with respect thereto.

ARTICLE 7 DEFAULT

7.01 Events of Default

In addition to any events specified in a Terms Schedule or Supplemental Indenture relating to a Series of Debentures or except as otherwise provided in any such Terms Schedule or Supplemental Indenture, each of the following events shall be an "**Event of Default**" in respect of each Series of Debentures:

(a) the Corporation fails to make payment of the principal of or Premium on any Debenture when the same becomes due under any provision hereof or of such Debenture;

(b) the Corporation fails to make payment of any interest due on any Debenture or any sinking fund payment prescribed herein and any such failure continues for a period of 30 days;

(c) the Corporation fails to observe and perform any other obligation under the provisions of this Indenture or the Debentures and such failure continues for more than 60 days after written notice thereof is provided to the Corporation by the Trustee or for such longer period as may be agreed to by the Trustee, provided that in no event shall such longer period extend beyond 90 days after receipt of such notice by the Corporation;

(d) any one or more of the Corporation and its Subsidiaries fail to pay when due (after giving effect to any applicable grace periods, waivers and extensions) any amount owing in respect of Indebtedness other than the Debentures or Non-Recourse Debt, provided that the aggregate principal amount of such Indebtedness in respect of which payment has not been made exceeds $25 million;

(e) the maturity of the Indebtedness referred to in Section 7.01(d) is accelerated as a result of the failure of the Corporation and its Subsidiaries to perform any other covenant applicable to such Indebtedness, provided that the aggregate principal amount of such Indebtedness accelerated exceeds $25 million;

(f) the sale, transfer or other disposition by the Corporation, by one or more transactions, directly or indirectly, of its undertaking or assets representing, in the aggregate, substantially all of the assets of the Corporation other than in accordance with the provisions of Section 9.01 or as permitted thereby;

(g) one or more final judgments (not subject to appeal) are rendered against any one or more of the Corporation and its Subsidiaries in an aggregate amount in excess of $25 million (excluding amounts in respect of which the Corporation or its Subsidiaries are insured) by a court or courts of competent jurisdiction and remain undischarged or unstayed for a period of 60 days after the date on which all rights to appeal have expired;

(h) proceedings are commenced for the winding-up, liquidation or dissolution of the Corporation or a Material Subsidiary (except as otherwise permitted under this Indenture), a decree or order of a court of competent jurisdiction is entered adjudging the Corporation or a Material

Subsidiary a bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of the Corporation or a Material Subsidiary is approved under applicable law relating to bankruptcy, insolvency or relief of debtors, unless such proceedings, decrees, orders or approvals are actively and diligently contested by the Corporation or such Material Subsidiary in good faith and are dismissed or stayed within 60 days of commencement;

(i) the Corporation or a Material Subsidiary makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its property which is material to the conduct of its business, or suffers any such receivership or trusteeship and allows it to remain undischarged or unstayed for 30 days; and

(j) a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 9.01 are duly observed and performed.

7.02 Notice of Event of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner specified in Section 11.02.

If notice of an Event of Default has been given to Debentureholders and such Event of Default is thereafter remedied or cured, notice that such Event of Default is no longer continuing shall be given by the Trustee to the Persons to whom notice of such Event of Default was given pursuant to this Section 7.02, such notice to be given within a reasonable time, not to exceed 30 days, after the Trustee becomes aware that such Event of Default has been remedied or cured.

7.03 Acceleration

Subject to the provisions of Section 7.04, if an Event of Default shall occur and be continuing, the Trustee may in its discretion, and shall upon receipt of a Debentureholders' Request, by notice in writing to the Corporation, declare the principal of and interest on all Debentures then outstanding and the Premium thereon which would have been payable if the Corporation had redeemed the Debentures (otherwise than out of sinking fund amounts) on the date of such declaration and all other amounts outstanding hereunder to be due and payable, and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding. Notwithstanding anything contained in this Indenture or the Debentures to the contrary, if the Trustee makes such a declaration, the Corporation shall pay to the Trustee forthwith for the benefit of the Debentureholders the amount of principal of and Premium and accrued and unpaid interest (including interest on amounts in default) on all Debentures and all other amounts payable in regard thereto under this Indenture, together with interest thereon at the rate borne by such Debentures from the date of such declaration until payment is received by the Trustee. Such payment, when made, shall be deemed to have been made in discharge of the Corporation's obligations under this Indenture and any amounts so received by the Trustee shall be applied in the manner specified in Section 7.07.

7.04 Waiver of Event of Default

Upon the happening of an Event of Default,

(a) the Holders of not less than $66^2/_3$% of the principal amount of the Debentures then outstanding (or not less than 100% in the case of a failure to make payment of principal) shall have the power, exercisable by requisition in writing, to instruct the Trustee to waive such Event of Default and to cancel any declaration made by the Trustee pursuant to Section 7.03, and the Trustee shall thereupon waive such Event of Default or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal of and Premium and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment thereof, shall have the power to waive any Event of Default which has been remedied or cured or in respect of which adequate satisfaction has been made.

No delay or omission of the Trustee or of the Debentureholders in exercising any right or power accruing upon the occurrence of an Event of Default shall impair any such right or power or shall be construed to be a waiver of such Event of Default or acquiescence therein, and no act or omission, either of the Trustee or of the Debentureholders, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.05 Enforcement by the Trustee

Subject to the provisions of Section 7.04 and to the provisions of any Extraordinary Resolution, if the Corporation fails to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.03, the principal of and Premium and interest on all Debentures then outstanding together with any other amounts due hereunder, the Trustee shall, upon receipt of a Debentureholders' Request and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and Premium and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders of the Debentures by taking and holding Debentures shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders of the Debentures with authority to make and file in the respective names of the Holders of the Debentures or on behalf of the Holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other documents and to do and perform any and all such acts and things, for and on behalf of such Holders of the Debentures, as may be necessary or advisable, in the opinion of the Trustee acting on the advice of Counsel, in order to have the respective claims of the Trustee and of the Holders of the Debentures against the

Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided that nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also in any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the Holders of the Debentures, and it shall not be necessary to make any Holders of the Debentures parties to any such proceeding.

7.06 Suits by Debentureholders

No Holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or any Premium or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy unless

(a) the Debentureholders, by Extraordinary Resolution or by Debentureholders' Request, shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers conferred upon it or to institute an action, suit or proceeding in its name for such purpose,

(b) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, indemnity satisfactory to the Trustee with respect to the costs, expenses and liabilities to be incurred therein or thereby, and

(c) the Trustee shall have failed to act within a reasonable time after such notification, request and provision of indemnity.

If a Debentureholder has the right to institute proceedings under this Section 7.06, such Debentureholder, acting on behalf of itself and all other Debentureholders, shall be entitled to commence proceedings in any court of competent jurisdiction in which the Trustee might have commenced proceedings under Section 7.05, but in no event shall any Debentureholder or combination of Debentureholders have any right to seek any other remedy or institute proceedings out of court. No one or more Debentureholders shall have any right in any manner whatsoever to enforce any right under this Indenture or under any Debenture, except in accordance with the conditions and in the manner provided in this Indenture.

7.07 Application of Money

Except as herein otherwise expressly provided, any money received by the Trustee or a Debentureholder pursuant to the provisions of this Article 7 or as a result of legal or other proceedings, or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with other money in the hands of the Trustee available for such purpose, as follows:

(a) first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other amounts furnished or provided by or at the instance of the Trustee in or about the administration and execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(b) second, subject to the provisions of Section 6.03 and this Section 7.07, in payment of the principal of and Premium and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then Premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by an Extraordinary Resolution, and in that case in such order or priority as between principal, Premium and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such money to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to Section 7.07(b) in respect of the principal of or Premium or interest on any Debenture which the Trustee knows is held, directly or indirectly, by or for the benefit of the Corporation or any Affiliate of the Corporation (other than any Debenture pledged for value and in good faith to a Person other than the Corporation or any Affiliate of the Corporation, but only to the extent of such Person's interest therein) until the prior payment in full of the principal of and Premium and interest on all Debentures which are not so held.

7.08 Distribution of Proceeds

Payments to Debentureholders pursuant to Section 7.07(b) shall be made as follows:

(a) at least 15 days' notice of every such payment shall be given in the manner specified in Section 11.02, specifying the time and the place or places at which the Debentures are to be presented and the amount of the payment and the application thereof as between principal, Premium and interest;

(b) payment in respect of any Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon, but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any case upon such indemnity being given as the Trustee shall consider sufficient;

(c) from and after the date of payment specified in such notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Trustee shall not be required to make any payment to Debentureholders unless the amount in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments referred to in Section 7.07(a), exceeds two per cent of the aggregate principal amount of the Debentures then outstanding.

7.09 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law.

7.10 Judgment Against the Corporation

In case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against the Corporation in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and the interest thereon.

7.11 Immunity of Shareholders, Directors and Officers

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation or of any Successor for the payment of the principal of or Premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation herein or in the Debentures contained.

ARTICLE 8
CANCELLATION, DISCHARGE AND DEFEASANCE

8.01 Cancellation and Destruction

All Debentures surrendered to the Corporation, a Registrar or a Paying Agent for any purpose shall be delivered to the Trustee forthwith. Each such Debenture and each Debenture surrendered to the Trustee shall be cancelled by the Trustee forthwith after all payments required in respect thereof to the date of surrender have been made. Subject to applicable law, all Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee in accordance with the Trustee's ordinary practice, and the Trustee shall furnish to the Corporation a cancellation or destruction certificate in respect of the Debentures so cancelled or destroyed.

8.02 Payment of Amounts Due on Maturity

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Debentures, the Corporation shall establish and maintain with the Trustee a Debt Account for each Series of Debentures. Each such Debt Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. Prior to 9:00 a.m., Calgary, Alberta time, on each Maturity Date for outstanding Debentures, the Corporation shall deposit in the applicable Debt Account an amount sufficient to pay the amount payable in respect of such Debentures on such Maturity Date (less any taxes required by law to be deducted or withheld). The Trustee shall use the funds deposited in a Debt Account to pay, to the Holder of a Debenture entitled to receive payment on such Maturity Date, the principal amount of and Premium on such Debenture upon surrender of such Debenture at the Corporate Trust Office or at such other place as shall be designated for such purpose from time to time by the Corporation and the Trustee. The deposit of such amount to the applicable Debt Account shall satisfy and discharge the liability of the Corporation for the Debentures to which the deposit relates to the extent of the amount deposited (plus the amount of any taxes deducted or withheld) and thereafter such Debentures shall not to that extent be considered to be outstanding and such Holders thereof shall have no right with respect

thereto other than to receive out of the amount so deposited the respective amounts to which such Holders are entitled upon surrender of such Debentures. Failure to make a deposit as required pursuant to this Section 8.02 shall constitute default in payment on the Debentures in respect of which the deposit was required to have been made.

8.03 Repayment of Unclaimed Money

Any amount deposited pursuant to Section 8.02 and not claimed by and paid to Holders of Debentures as provided in Section 8.02 within six years after the later of the date of such deposit and the applicable Maturity Date shall be repaid to the Corporation by the Trustee on demand, together with any interest accrued thereon, and thereupon the Trustee shall be released from all further liability with respect to such amount and thereafter the Holders of the Debentures in respect of which such amount was so repaid to the Corporation shall have no rights in respect thereof and the Corporation shall be discharged from its obligations in respect thereof.

8.04 Discharge

Upon proof being given to the Trustee that the principal of all the Debentures and the Premium thereon and interest (including interest on amounts in default) thereon and other amounts payable hereunder have been paid or satisfied or that, all the outstanding Debentures having matured or having been duly called for redemption, or the Trustee having been given irrevocable written instructions by the Corporation to publish within 90 days notice of redemption of all the outstanding Debentures, such payment or redemption has been duly and effectually provided for by payment to the Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to this Indenture and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of the Corporation, execute and deliver to the Corporation such deeds or other instruments as shall be required to evidence the satisfaction and discharge of this Indenture and to release the Corporation from its covenants herein contained other than those relating to the indemnification of the Trustee.

8.05 Defeasance

The Corporation shall have the right (the "**defeasance option**") to be released from the terms of this Indenture relating to the outstanding Debentures of a Series specified by the Corporation in a notice to the Trustee, and upon receipt of such notice the Trustee shall, at the request and expense of the Corporation, execute and deliver to the Corporation such deeds and other instruments as shall be necessary to release the Corporation from the terms of this Indenture relating to the Debentures of the Series specified in such notice, except those relating to the indemnification of the Trustee, subject to the following:

(a) the Corporation shall have delivered to the Trustee evidence that the Corporation has

    (i) deposited sufficient funds for payment of all principal, Premium, interest and other amounts due or to become due on the Debentures of such Series to the Stated Maturity thereof,

    (ii) deposited funds or made provision for the payment of all remuneration and expenses of the Trustee to carry out its duties under this Indenture in respect of the Debentures of such Series, and

    (iii) deposited funds for the payment of taxes arising with respect to all deposited funds or other provision for payment in respect of the Debentures of such Series, in each

case irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Corporation and the Trustee;

(b) the Trustee shall have received an opinion of Counsel to the effect that the Holders of the Debentures of such Series will not be subject to any additional taxes as a result of the exercise by the Corporation of the defeasance option with respect to such Debentures and that such Holders will be subject to taxes, if any, including those in respect of income (including taxable capital gain), on the same amount, in the same manner and at the same time or times as would have been the case if the defeasance option had not been exercised in respect of such Debentures;

(c) no Event of Default shall have occurred and be continuing on the date of the deposit referred to in Section 8.05(a);

(d) such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Corporation is a party or by which the Corporation is bound;

(e) the Corporation shall have delivered to the Trustee an Officers' Certificate stating that the deposit referred to in Section 8.05(a) was not made by the Corporation with the intent of preferring the Holders of the Debentures of such Series over the other creditors of the Corporation or with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation or others; and

(f) the Corporation shall have delivered to the Trustee an Officers' Certificate stating that all conditions precedent provided for or relating to the exercise of such defeasance option have been complied with.

The Corporation shall be deemed to have made due provision for the depositing of funds if it deposits or causes to be deposited with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Corporation and the Trustee (each acting reasonably), solely for the benefit of the Holders of the Debentures of the Series specified therein, money or Securities denominated in the currency in which principal is payable constituting direct obligations of Canada or the United States or an agency or instrumentality of Canada or the United States, which will be sufficient, in the opinion of a firm of independent chartered accountants or an investment dealer acting reasonably and acceptable to the Trustee, to provide for payment in full of the Debentures of such Series and all other amounts from time to time due and owing under this Indenture which pertain to the Debentures of such Series.

The Trustee shall hold in trust all money or Securities deposited with it pursuant to this Section 8.05 and shall apply the deposited money and the money derived from such Securities in accordance with this Indenture to the payment of principal of and Premium and interest on the Debentures and, as applicable, other amounts.

If the Trustee is unable to apply any money or Securities in accordance with this Section 8.05 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation's obligations under this Indenture and the Debentures shall be revived and reinstated as though no money or Securities had been deposited pursuant to this Section 8.05 until such time as the Trustee is permitted to apply all such money or Securities in accordance with this Section 8.05, provided that if the Corporation has made any payment in respect of principal, Premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation

shall be subrogated to the rights of the Holders of such Debentures to receive such payment from the money or Securities held by the Trustee.

ARTICLE 9
SUCCESSORS

9.01 Requirements for Successors

So long as any Debentures are outstanding, the Corporation will not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (any such Person being herein referred to as a "**Successor**"), whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless

(a) the Successor shall have executed, prior to or contemporaneously with the consummation of any such transaction, a Supplemental Indenture and such other instruments as in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor of the due and punctual payment of the principal of and interest on all the Debentures and all other amounts payable hereunder and the covenant of the Successor to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Indenture;

(b) such transaction shall not be prejudicial to the interests of the Debentureholders; and

(c) no condition or event shall exist as to the Corporation or the Successor either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto or immediately after compliance by the Successor with the provisions of Section 9.01(a) which constitutes or would constitute an Event of Default;

provided, however, the provisions of Section 6.06 and of this Section 9.01 shall not be applicable to any transaction between or among the Corporation and its Subsidiaries.

9.02 Vesting of Powers in Successor

Whenever the conditions of Section 9.01 have been duly observed and performed, the Successor shall possess and from time to time may exercise each and every right and power of the Corporation under this Indenture, in the name of the Corporation or otherwise, and any act or proceeding required by any provision of this Indenture to be done or performed by any directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of the Successor.

ARTICLE 10
MEETINGS OF DEBENTUREHOLDERS

10.01 Right to Convene Meetings

The Trustee may at any time and from time to time convene a meeting of Debentureholders, and the Trustee shall convene a meeting of Debentureholders upon receipt of a Request of the Corporation or a Debentureholders' Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Trustee fails within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such

meeting. Every such meeting shall be held in Calgary, Alberta, or at such other place as may be approved or determined by such of the Trustee, the Corporation or the Debentureholders as convened the meeting in accordance with this Section 10.01.

10.02 Notices of Meetings

Notice of a meeting of Debentureholders shall be given to the Debentureholders in the manner specified in Section 11.02 at least 25 days prior to the date of the meeting, and a copy of any notice sent by mail to Debentureholders shall be sent by mail to the Trustee (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it). A notice of a meeting of Debentureholders shall state the time and place at which the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 10.

10.03 Chairman

The Chief Executive Officer of the Corporation, if present, shall be the chairman of any meeting of Debentureholders, failing which an individual (who need not be a Debentureholder) nominated in writing by the Trustee shall be the chairman of the meeting. If no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or represented by proxy shall choose an individual present to be the chairman of the meeting.

10.04 Quorum

Subject to the provisions of Section 10.13, the quorum for a meeting of Debentureholders shall be two or more Debentureholders present in person or represented by proxy and owning or representing at least 25% of the aggregate principal amount of the Debentures then outstanding. If a quorum is not present within 30 minutes from the time fixed for the holding of a meeting, the meeting, if convened by Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least 25% of the aggregate principal amount of the Debentures then outstanding.

10.05 Power to Adjourn

The chairman of a meeting at which a quorum of Debentureholders is present may, with the consent of the Holders of a majority of the aggregate principal amount of the Debentures present or represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.06 Show of Hands

Except as otherwise provided in this Indenture, every resolution submitted to a meeting shall be decided by a majority of the votes cast on a show of hands, and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

10.07 Poll

On every resolution proposed to be passed as an extraordinary resolution and on any other resolution submitted to a meeting in respect of which the chairman of the meeting or one or more Debentureholders or proxyholders for Debentureholders holding at least $10,000 principal amount of Debentures demands a poll, a poll shall be taken in such manner and either at once or after an adjournment as the chairman of the meeting shall direct.

10.08 Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Debentureholder or as proxyholder for one or more Debentureholders or both, shall have one vote. On a poll, each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures held by such Debentureholder on the record date fixed for the meeting. A proxyholder need not be a Debentureholder. In the case of joint Holders of a Debenture, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others, but if more than one of them are present in person or represented by proxy, they shall vote together in respect of the Debentures of which they are joint Holders.

10.09 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(a) voting by proxy by Debentureholders, the form of the instrument appointing a proxyholder (which shall be in writing) and the manner in which it may be executed, and the authority to be provided by any Person signing a proxy on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxyholders at such place as the Trustee, the Corporation or the Debentureholders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxyholders at an approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxyholders to be provided before the meeting to the Corporation or to the Trustee at the place at which the meeting is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at a meeting as the Holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Debentureholders and Persons whom registered Debentureholders have by instrument in writing duly appointed as their proxyholders.

10.10 Corporation and Trustee May Be Represented

The Corporation and the Trustee, by their respective officers, directors and employees, and the legal advisers of the Corporation and the Trustee may attend any meeting of the Debentureholders, but shall have no vote as such.

10.11 Powers Exercisable by Debentureholders

The following powers of the Debentureholders shall be exercisable from time to time only by Extraordinary Resolution:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee against the Corporation or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any Supplemental Indenture embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with or into any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any transaction which is not subject to the restriction in Section 6.08 or which is subject to such restriction and is completed in compliance with the provisions of Section 9.01;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 7.03 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest or Premium on any Debentures or for the purpose of executing any trust or power hereunder;

(g) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.06, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other Securities of the Corporation; and

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or otherwise as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Trustee. Such committee shall consist of such number of individuals as shall be prescribed in the resolution appointing it and the members need not be Debentureholders. Every such committee may elect its chairman and may make regulations respecting its

quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof nor the Trustee shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith.

Except as otherwise provided in this Indenture, all other powers of and matters to be determined by the Debentureholders may be exercised or determined from time to time by Ordinary Resolution.

10.12 Meaning of Ordinary Resolution

The expression "**Ordinary Resolution**" when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an ordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article 10 at which a quorum of the Debentureholder is present and passed by the affirmative votes of Debentureholders present in person or represented by proxy at the meeting who hold more than 50% of the aggregate principal amount of the Debentures voted in respect of such resolution.

10.13 Meaning of Extraordinary Resolution

The expression "**Extraordinary Resolution**" when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an extraordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article 10 at which the Holders of at least 51% of the aggregate principal amount of the Debentures then outstanding are present in person or represented by proxy and passed by the affirmative votes of Debentureholders present in person or represented by proxy at the meeting who hold not less than $66^2/_3$% of the aggregate principal amount of the Debentures voted in respect of such resolution.

If, at any such meeting, the Holders of at least 51% of the aggregate principal amount of the Debentures then outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved, but in any other case the meeting shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman of the meeting. Notice of the time and place of such adjourned meeting shall be given to the Debentureholders in the manner specified in Section 11.02 at least 10 days prior to the date of the adjourned meeting. Such notice shall state that at the adjourned meeting the Debentureholders present in person or represented by proxy shall constitute a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Debentureholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed to be passed as an extraordinary resolution at such adjourned meeting and passed by the requisite vote as provided in this Section 10.13 shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the Holders of at least 51% of the aggregate principal amount of the Debentures then outstanding are not present in person or represented by proxy at such adjourned meeting.

10.14 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Debentureholders may be exercised from time to time, and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time. No powers exercisable by the Debentureholders shall derogate in any way from the rights of the Corporation under or pursuant to this Indenture or any Debentures.

10.15 Minutes

Minutes of all resolutions and proceedings at every meeting of Debentureholders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be *prima facie* evidence of the matters therein stated and, unless the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had shall be deemed to have been duly passed and had.

10.16 Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Debentureholders at a meeting held as provided in this Article 10 may also be taken and exercised by an instrument in writing signed in one or more counterparts by the Holders of more than 50%, in the case of an Ordinary Resolution, or not less than $66^2/_3$%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the outstanding Debentures, and the expressions "**Ordinary Resolution**" and "**Extraordinary Resolution**" when used in this Indenture shall include any instrument so signed.

10.17 Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 10 at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 10.16 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its remuneration and protection herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

10.18 Serial Meetings

If any business to be transacted at a meeting of Debentureholders or any action to be taken or power to be exercised by instrument in writing pursuant to Section 10.16 especially affects the rights of the Holders of Debentures of one or more Series in a manner or to an extent differing from that in which it affects the rights of the Holders of Debentures of any other Series, then

(a) reference to such fact, indicating the Debentures of each Series so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a "**serial meeting**";

(b) the Holders of Debentures of a Series so especially affected shall not be bound by any action taken or power exercised at a serial meeting unless in addition to the other provisions of this Article 10

 (i) there are present in person or represented by proxy at such meeting Holders of at least 25% (or, for the purpose of passing an Extraordinary Resolution, at least 51%) of the aggregate principal amount of the Debentures of such Series then outstanding, subject to the provisions of this Article as to adjourned meetings, and

 (ii) the resolution is passed by the favourable votes of the Holders of more than 50% (or, in the case of an Extraordinary Resolution, not less than $66^2/_3$%) of the aggregate principal amount of Debentures of such Series voted on the resolution; and

(c) the Holders of Debentures of a Series so especially affected shall not be bound by any action taken or power exercised by instrument in writing under Section 10.16 unless, in addition to the other provisions of this Article 10, such instrument is signed in one or more counterparts by the Holders of more than 50%, in the case of an Ordinary Resolution, or not less than $66^2/_3$%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the Debentures of such Series then outstanding.

Notwithstanding anything herein contained, any covenant or other provision contained herein which is expressed to be effective only so long as any Debentures of a particular Series remain outstanding may be modified by the required resolution or consent of the Holders of the Debentures of such Series in the same manner as if the Debentures of such Series were the only Debentures outstanding hereunder. In addition, if any business to be transacted at any meeting or any action to be taken or power to be exercised by instrument in writing does not adversely affect the rights of the Holders of Debentures of one or more particular Series, the provisions of this Article 10 shall apply as if the Debentures of such Series were not outstanding and no notice of any such meeting need be given to the Holders of Debentures of such Series.

ARTICLE 11
NOTICES

11.01 Notice to the Corporation

Any notice to the Corporation under the provisions hereof shall be valid and effective if delivered to the Chief Financial Officer of the Corporation at 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, or if sent by facsimile transmission (with receipt confirmed) to the attention of the Chief Financial Officer of the Corporation at (403) 292-7507, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Corporation may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Corporation for all purposes of this Indenture.

11.02 Notice to Debentureholders

Unless otherwise expressly provided in this Indenture, any notice to Debentureholders under the provisions hereof shall be valid and effective if given in the following manner:

(a) such notice is sent by ordinary mail postage prepaid addressed to such Holders at their respective addresses appearing on any of the Registers, provided that if, in the case of joint

Holders of any Debenture, more than one address appears in the Register in respect of such joint holding, such notice shall be sent only to the first address so appearing; and

(b) if for any reason it is impracticable to give any notice by mail, such notice is published once in each of Calgary, Alberta, Toronto, Ontario, and such other cities, if any, at which Registers in respect of such Debentures are required to be kept, each publication to be made in a newspaper of general circulation published in the designated cities and all such publications to be made within a period of seven days, provided that, in the case of the redemption of Debentures, such notice shall be published twice in each of the said cities in successive weeks.

Any notice so given by mail shall be deemed to have been given on the day on which it is mailed. Any notice so given by publication shall be deemed to have been given on the day on which the first publication is completed in all of the cities in which publication is required. In determining under any provisions hereof the date by which notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder shall not invalidate any action or proceeding founded thereon.

11.03 Notice to the Trustee

Any notice to the Trustee under the provisions hereof shall be valid and effective if delivered to an officer of the Trustee at CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, or if sent by facsimile transmission (with receipt confirmed) to CIBC Mellon Trust Company, Corporate Trust Services at (403) 264-2100, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Trustee may from time to time notify the Corporation of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trustee for all purposes of this Indenture.

11.04 When Publication Not Required

If at any time a notice is required by this Indenture to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Corporation shall not be required to publish such notice in that city.

11.05 Waiver of Notice

Any notice provided for in this Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Debentureholders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

ARTICLE 12
CONCERNING THE TRUSTEE

12.01 Certain Duties and Responsibilities of Trustee

In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances,

and shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Trustee as a fiduciary hereunder.

The Trustee shall read and, to the extent required, act upon all of the certificates, opinions and other documents delivered to it under or pursuant to this Indenture in accordance with the provisions of this Indenture.

None of the provisions of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless the Trustee is indemnified as required in this Indenture.

The Trustee, upon the occurrence or at any time during the continuance of any act, action or proceeding, may require the Debentureholders at whose instance it is acting to deposit with it Debentures held by them, for which Debentures the Trustee shall issue receipts.

Notwithstanding any other provisions of this Indenture to the contrary, every provision of this Indenture that by its terms relieves the Trustee of liability or entitles the Trustee to rely or act upon any evidence submitted to it is subject to the provisions of applicable legislation, this Section 12.01 and Section 12.02.

No provision of this Indenture shall operate to confer any obligation, duty or power on the Trustee in any jurisdiction in which it does not have the legal capacity required to assume, hold or carry out such obligation, duty or power. For the purposes of this Section 12.01, legal capacity includes, without limitation, the capacity to act as a fiduciary in such jurisdiction.

12.02 No Conflict of Interest

The Trustee represents to the Corporation that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in the Trustee's role as a fiduciary hereunder. If at any time a material conflict of interest exists in respect of the Trustee's role as a fiduciary under this Indenture that is not eliminated within 90 days after the Trustee becomes aware that such a material conflict of interest exists, the Trustee shall resign from the trusts under this Indenture by giving notice in writing of such resignation and the nature of such conflict to the Corporation at least 21 days prior to the date upon which such resignation is to take effect, and shall on such date be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Indenture and any Debentures shall not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Trustee. If the Trustee contravenes the foregoing provisions of this Section 12.02, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as trustee under this Indenture.

12.03 Conditions Precedent to Trustee's Obligation to Act

The Trustee shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Indenture. The Trustee shall not be required to take notice of an Event of Default under this Indenture, other than in respect of payment of any money required by any provision of this Indenture to be paid to it, unless and until the Trustee is notified in writing of such Event of Default by any Debentureholder or the Corporation or unless an officer of the Trustee has specific knowledge of such Event of Default. In the absence of such notice or knowledge, the Trustee may for all purposes of this Indenture assume that no Event of Default has occurred.

The obligation of the Trustee to commence or continue any act, action or proceeding under this Indenture shall be conditional upon receipt by the Trustee of the following:

(a) an Extraordinary Resolution, Ordinary Resolution, Debentureholders' Request, requisition in writing, or such other notice or direction as is required pursuant to this Indenture, specifying the action or proceeding which the Trustee is requested, directed or authorized to take,

(b) sufficient funds to commence or continue such act, action or proceeding, and

(c) an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

12.04 Replacement of Trustee

The Trustee may resign its trusts and be discharged from all further duties and liabilities hereunder by giving to the Corporation two months' notice in writing or such shorter notice as the Corporation may accept as sufficient. The Debentureholders by Extraordinary Resolution shall have power at any time to remove the Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the Trustee or any Debentureholder may apply to a judge of the Court of Queen's Bench of Alberta, on such notice as such judge may direct, for the appointment of a new trustee, but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders. Any new trustee appointed under any provision of this Section 12.04 shall be a corporation authorized to carry on the business of a trust company in all of the provinces of Canada. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

Subject to the foregoing, no resignation or removal of the Trustee or appointment of a successor trustee hereunder shall be effective unless such successor trustee

(a) is eligible to act as a trustee,

(b) certifies that it will not have any material conflict of interest upon becoming the trustee hereunder, and

(c) executes, acknowledges, and delivers to the Corporation and to the Trustee an instrument accepting such appointment,

and thereupon the resignation or removal of the Trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the Trustee.

Upon the written request of the successor trustee or of the Corporation and upon payment of all outstanding fees and expenses properly payable to the Trustee under this Indenture, the Trustee shall execute and deliver all such assignments, conveyances and other instruments as, in the opinion of Counsel, may be necessary to assign and transfer to such successor trustee the rights and obligations of the Trustee under this Indenture, and shall duly assign, transfer and deliver all property and money held by the Trustee to the successor trustee so appointed in its place. If any deed, conveyance or instrument in writing from the Corporation is required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and

trusts, then any and all such deeds, conveyances and instruments in writing shall, upon the request of the new or successor trustee, acting reasonably, be made, executed, acknowledged and delivered by the Corporation. The cost of any act, document or other instrument or thing required or permitted under this Section 12.04 shall be at the expense of the Corporation.

12.05 Trustee May Deal in Debentures

The Trustee may buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

12.06 No Person Dealing with Trustee Need Inquire

No Person dealing with the Trustee shall be concerned to inquire whether the powers that the Trustee is purporting to exercise have become exercisable, or whether any amount remains due upon the Debentures or to see to the application of any amount paid to the Trustee.

12.07 Investment of Money Held by Trustee

Unless otherwise provided in this Indenture, any funds held by the Trustee under the trusts of this Indenture shall be deposited in a trust account in the name of the Trustee (which may be held with the Trustee or an Affiliate of the Trustee), which account shall be interest-bearing unless otherwise agreed by the Corporation. Upon the written direction of the Corporation, the Trustee shall invest such funds in Authorized Investments in its name and in accordance with such direction. Any direction by the Corporation to the Trustee as to the investment of funds shall be in writing and shall be provided to the Trustee not later than 9:00 a.m. on the Business Day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. or received on a day which is not a Business Day shall be deemed to have been given prior to 9:00 a.m. on the next Business Day.

All interest or other income received by the Trustee in respect of any investment or deposit made pursuant to the provisions of this Section 12.07 shall belong to the Corporation, and unless and until the Trustee shall have declared the principal of and Premium and interest on the Debentures to be due and payable, the Trustee shall pay over to the Corporation all such interest and other income forthwith upon receipt thereof by the Trustee.

12.08 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

12.09 Trustee Not Required to Possess Debentures

All rights of action under this Indenture may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on any trial or other proceedings relative thereto.

12.10 Evidence of Compliance

The Corporation shall furnish to the Trustee forthwith evidence of compliance with the conditions specified in this Indenture relating to the issue, certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture or the taking of any other action to be

taken by the Trustee at the request of or on the application of the Corporation. Such evidence shall consist of

(a) an Officers' Certificate stating that such conditions have been complied with in accordance with the terms of this Indenture, and

(b) in the case of conditions, compliance with which are by this Indenture subject to review or examination by Counsel, an opinion of Counsel that such conditions have been complied with in accordance with the terms of this Indenture.

12.11 Form of Evidence

Evidence furnished to the Trustee which relates to a matter other than the issue, certification and delivery of Debentures or the satisfaction and discharge of this Indenture may consist of or otherwise be in accordance with a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by such Person, but if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration or a certificate.

Evidence furnished to the Trustee pursuant to Section 12.10 or this Section 12.11 shall include

(a) a statement by the Person giving the evidence declaring that such Person has read and understands the provisions hereof relating to the conditions precedent with respect to compliance with which such evidence is being given,

(b) a statement describing the nature and scope of the examination or investigation upon which the statements or opinions contained in the evidence are based, and

(c) a statement declaring that, in the belief of the Person giving the evidence, such Person has made such examination or investigation as is necessary to enable such Person to make the statements or give the opinions contained or expressed therein.

12.12 Certain Rights of Trustee

Subject to the provisions of Section 12.01,

(a) the Trustee may conclusively act and rely as to the truth of the statements and correctness of the opinions expressed in, shall not be bound to make any investigation into the facts or matters of, and shall be fully protected in acting or relying or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Corporation shall be sufficiently evidenced by a Request of the Corporation or Order of the Corporation and any resolution of the Directors shall be sufficiently evidenced by a Certified Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, rely and act upon a Certificate of the Corporation;

(d) the Trustee at the expense of the Corporation may consult with Counsel and such other experts and advisers as the Trustee believes are necessary to enable the Trustee to perform its duties hereunder, and the advice or opinion of such Counsel, experts or advisers shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Debentureholders pursuant to this Indenture unless such Debentureholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction, and provisions of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 12.12(e).

12.13 Merger, Conversion, Consolidation or Succession to Business

Any corporation into which the Trustee may be merged or with which it may be amalgamated or consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 12, without the execution or filing of any instrument or any further act on the part of any of the parties hereto.

12.14 Action by Trustee to Protect Interests

The Trustee shall have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Debentureholders.

12.15 Protection of Trustee

The Corporation hereby indemnifies and saves harmless the Trustee and its directors, officers and employees from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages, taxes (other than income or capital taxes), penalties and liabilities whatsoever brought against or incurred by the Trustee which it may suffer or incur as a result of or arising in connection with the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatever kind or nature, except only in the event of the gross negligence, wilful misconduct, breach of fiduciary duty or bad faith of the Trustee. This indemnity shall survive the removal or resignation of the Trustee under this Indenture and the termination of this Indenture.

The Trustee shall not be liable for or by reason of any statements of fact in this Indenture or in the Debentures (except for the representations contained in Sections 12.02 and 12.16 and in the certificate of the Trustee on the Debentures) or required to verify such statements, and all such statements are and shall be deemed to be made by the Corporation.

The Trustee shall not be bound to give notice to any Person of the execution of this Indenture.

The Trustee shall not incur any liability or responsibility whatever or in any way be responsible for the consequence of any breach on the part of the Corporation of any of the covenants contained in this Indenture or in any Debentures or of any acts of the agents or employees of the Corporation.

Neither the Trustee nor any Affiliate of the Trustee shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Nothing in this Indenture shall impose on the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture in any jurisdiction.

The Trustee shall not

(a) be responsible or liable for any debts contracted by it, for damages to persons or property, for salaries, or for non-fulfillment of contracts in any period during which the Trustee is managing or in possession of assets of the Corporation,

(b) be liable to account as mortgagee in possession or for anything other than actual receipts or be liable for any loss on realization or for any default of omission for which a mortgagee in possession may be liable,

(c) be bound to do, observe or perform or to see to the observance of performance by the Corporation of any obligations or covenants imposed upon the Corporation, or

(d) in the case of any chattel paper, security or instrument, be obligated to preserve rights against any other Persons,

and the Corporation waives any provision of applicable law permitted to be waived by it which imposes higher or greater obligations upon the Trustee.

12.16 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces of Canada. If the Trustee ceases to be authorized to carry on such business in any province of Canada, the validity and enforceability of this Indenture and the Debentures issued under this Indenture shall not be affected in any manner whatsoever by reason only of such event, but within 90 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada the Trustee either shall become so authorized or shall resign in the manner and with the effect specified in Section 12.04.

12.17 Trustee Not Liable in Respect of Depository

The Trustee shall have no liability whatsoever for

(a) any aspect of the records relating to or payments made on account of beneficial ownership interests in the Debentures held by and registered in the name of a Depository,

(b) maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or

(c) any advice or representation made or given by or with respect to a Depository and made or given herein with respect to rules of such Depository or any action to be taken by a Depository or at the direction of a participant of a Depository.

12.18 Global Debentures

Debentures issued to a Depository in the form of a Global Debenture shall be subject to the following:

(a) the Trustee may deal with such Depository as the authorized representative of the beneficial owners of such Debentures;

(b) the rights of the beneficial owners of such Debentures shall be exercised only through such Depository and shall be limited to those established by law and by agreement between the beneficial owners of such Debentures and such Depository or direct participants of such Depository;

(c) such Depository will make book-entry transfers among the direct participants of such Depository and will receive and transmit distributions of principal, Premium and interest on the Debentures to such direct participants; and

(d) the direct participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Debentures held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Debentures represented by such Global Debenture for all purposes whatsoever.

12.19 Trustee Appointed Attorney

The Corporation hereby irrevocably appoints the Trustee to be the attorney of the Corporation in the name and on behalf of the Corporation to execute any documents and to do any acts and things which the Corporation ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

12.20 Acceptance of Trusts

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Debentureholders from time to time, subject to the terms and conditions of this Indenture.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.01 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of its Directors, the Corporation may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers Supplemental Indentures, which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(a) adding limitations or restrictions to be observed upon the amount or issue of Debentures hereunder, provided that such limitations or restrictions shall not, in the opinion of Counsel or other experts or advisers, be prejudicial to the interests of the Debentureholders;

(b) adding to the covenants of the Corporation herein contained for the protection of the Debentureholders or providing for Events of Default in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which it may be expedient to make, provided that such provisions and modifications will not, in the opinion of Counsel or other experts or advisers, be prejudicial to the interests of the Debentureholders;

(d) providing for the issue, as permitted hereby, of Debentures of any one or more Series;

(e) evidencing the succession, or successive successions, of successors to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(f) giving effect to any Extraordinary Resolution or Ordinary Resolution; and

(g) for any other purpose not inconsistent with the terms of this Indenture.

The Trustee may also, without the consent or concurrence of the Debentureholders, by Supplemental Indenture or otherwise, concur with the Corporation in making any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any Supplemental Indenture or Terms Schedule, provided that the rights of the Debentureholders, in the opinion of Counsel or other experts or advisers, are in no way prejudiced thereby.

13.02 Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture, this Indenture shall be modified in accordance therewith, such Supplemental Indenture shall form a part of this Indenture for all purposes, and every Holder of Debentures shall be bound thereby. Any Supplemental Indenture may contain terms which add to, modify or negate any of the terms contained in this Indenture, and to the extent that there is any difference between the terms of this Indenture and the terms contained in a Supplemental Indenture, the terms contained in the Supplemental Indenture shall be applicable to the Debentures to which such Supplemental Indenture relates and the corresponding terms contained in this Indenture shall not be applicable unless otherwise indicated in such Supplemental Indenture.

ARTICLE 14
EVIDENCE OF RIGHTS OF DEBENTUREHOLDERS

14.01 Evidence of Rights of Debentureholders

Any instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such instrument, or of a writing appointing any such attorney or of the holding by any Person of Debentures shall be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such instrument or writing are proved by the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place at which such certificate is made that the Person signing such request or other instrument or

writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution, or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion, require further proof when it deems further proof desirable or may accept such other proof as it shall consider proper.

The ownership of Debentures shall be proved by the Registers as herein provided.

ARTICLE 15
EXECUTION AND FORMAL DATE

15.01 Counterpart Execution

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

15.02 Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing formal date of November 16, 1999, irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under their respective corporate seals and the hands of their proper officers in that behalf.

CANADIAN UTILITIES LIMITED

By: "C.O. Twa"

By: "J.A. Campbell"

CIBC MELLON TRUST COMPANY

By: "Katherine Ingalls"

By: "Roger Booth"

SCHEDULE A

(FORM OF DEBENTURE)

CANADA

No. $

CANADIAN UTILITIES LIMITED
(Incorporated under the laws of Canada)

DEBENTURE

Issue Date

Maturity Date

Interest Rate Per Annum

Interest Payment Dates

Initial Interest Payment Date

Principal Amount

CANADIAN UTILITIES LIMITED (the "Corporation") for value received hereby promises to pay to the registered holder hereof on the Maturity Date, or on such earlier date as the Principal Amount may become due in accordance with the provisions of the Trust Indenture (as defined below), on presentation and surrender of this Debenture, the Principal Amount in lawful money of Canada at any branch in Canada of • Bank, at the holder's option, and to pay interest on the Principal Amount at the Interest Rate Per Annum from the later of the Issue Date and the last Interest Payment Date on which interest has been paid or made available for payment on this Debenture, at any of such branches, at the holder's option, in like money half-yearly on the Interest Payment Dates in each year, the first such payment to be payable on the Initial Interest Payment Date, and if the Corporation at any time defaults in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money, at any of such branches, at the holder's option, and half-yearly on the same dates. Prior to each Interest Payment Date, the Corporation (except in case of payment at maturity or on redemption at which time payment of interest will be made only upon surrender of this Debenture) shall mail to the registered address of the registered holder of this Debenture, or in the case of joint holders to the registered address of the joint holder first named in the register, a cheque for the interest, less any tax required by law to be deducted or withheld, payable to the order of such holder or holders and negotiable at par at any of the branches at which interest on this Debenture is payable. The mailing of such cheque shall satisfy and discharge the liability for interest upon this Debenture to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld) unless such cheque is not paid on presentation.

This Debenture is one of a series of the Debentures of the Corporation issued and to be issued under a trust indenture (the "Trust Indenture") dated as of November 16, 1999, made between the Corporation and CIBC Mellon Trust Company (the "Trustee"), as trustee. The Trust Indenture specifies the terms and conditions upon which the Debentures are issued or may be

issued and held and the rights of the holders of the Debentures, the Corporation and the Trustee, all of which are incorporated by reference in this Debenture and to all of which the holder of this Debenture, by acceptance hereof, agrees.

The Debentures may be issued in one or more series and without limitation as to aggregate principal amount, but only upon the terms and subject to the restrictions set out in the Trust Indenture.

At any time when the Corporation is not in default under the Trust Indenture, the Corporation may purchase Debentures in the market or by tender at any price or by private contract at prices not exceeding the principal amount thereof together with accrued and unpaid interest and costs of purchase.

The Principal Amount may become or be declared due before the Maturity Date on the conditions, in the manner, with the effect and at the times set forth in the Trust Indenture.

The Trust Indenture contains provisions for the holding of meetings of Debentureholders and making resolutions passed at such meetings and instruments in writing signed by the holders of a specified majority of the Debentures outstanding binding on all Debentureholders, subject to the provisions of the Trust Indenture.

This Debenture may be transferred only upon compliance with the conditions prescribed in the Trust Indenture on one of the registers kept at the principal offices of the Trustee in the city of Calgary and at such other place or places, if any, and by such other registrar or registrars, if any, as the Corporation may designate, by the registered holder hereof or the holder's legal representative or attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other registrar.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Trust Indenture.

IN WITNESS WHEREOF CANADIAN UTILITIES LIMITED has caused its corporate seal to be hereunto affixed and this Debenture to be signed by its • and its •.

CANADIAN UTILITIES LIMITED

____
•

____
•

(FORM OF TRUSTEE'S CERTIFICATE)

TRUSTEE'S CERTIFICATE

This Debenture is one of the Debentures referred to in the Trust Indenture referred to above.

CIBC MELLON TRUST COMPANY
Trustee

By: ______________________________
Certifying Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

DEALER AGREEMENT

January 11, 2002

Canadian Utilities Limited
1500, 909 – 11th Avenue S.W.
Calgary, Alberta
T2R 1N6

Attention: Treasurer

Dear Sirs:

We understand that Canadian Utilities Limited (the "Corporation") proposes to issue and sell in all the provinces of Canada (the "Jurisdictions"), from time to time, unsecured debentures (the "Debentures") pursuant to an MTN program established by the Corporation, as described in the English and French language versions of a short form shelf prospectus dated January 11, 2002, and as to be described in Pricing Supplements (as defined below) relating to each issue of Debentures.

Subject to the terms and conditions contained herein, the Corporation hereby appoints, severally, RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc. (collectively, the "Dealers") as its exclusive agents to solicit, from time to time, offers to purchase Debentures, such solicitations to be made directly and through other Canadian investment dealers approved in writing by the Corporation (together with the Dealers, referred to herein as the "Selling Firms") and in the Jurisdictions only, and the Dealers hereby severally accept the appointment. These agency sales will be subject to acceptance by the Corporation of all offers to purchase Debentures and to the requirements of any applicable Securities Laws (as defined below) or other laws.

A Dealer, either alone or together with one or more of the other Dealers, may from time to time purchase, as principal for resale to the public at prices to be negotiated with each purchaser, in the Jurisdictions only, Debentures from the Corporation at prices as may from time to time be agreed upon between the Corporation and the Dealer or Dealers.

The Corporation may also offer the Debentures, from time to time, directly to the public at prices and upon terms agreed to by the Corporation and the purchaser of the Debentures, provided that the Corporation may not so offer the Debentures during any period commencing (a) on a date the Corporation requests the Dealers to solicit offers to purchase Debentures or (b) on the date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase Debentures as principal for resale, and ending, unless otherwise agreed with the Dealer or Dealers, on the date on which all agreements relating to sales of such Debentures by or through the Dealers are binding on the public purchasers of Debentures. No commission shall be payable to the Dealers for sales made directly by the Corporation. The Corporation

agrees that during the term of this Agreement it will not appoint any other agent or agents to solicit offers to purchase the Debentures.

For each Debenture sold under this Agreement by one or more of the Dealers acting as agent or agents of the Corporation, or purchasing for resale to the public, the Corporation will pay to such Dealer, or to such Dealers collectively, a commission as determined in accordance with Schedule A attached hereto or such other commission as the Corporation and the Dealer or Dealers may determine from time to time.

TERMS AND CONDITIONS

1. Definitions

1.1 As used herein, unless the context otherwise requires:

(a) "Agreement" means this Dealer Agreement as amended from time to time;

(b) "Business Day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in the relevant place;

(c) "Closing Date" has the meaning attributed thereto in Section 8.1;

(d) "Corporation" has the meaning attributed thereto in the first paragraph of the Agreement;

(e) "Corporation's Counsel" means Bennett Jones LLP or such other legal counsel retained by the Corporation and acceptable to the Dealers, acting reasonably;

(f) "Dealer" has the meaning attributed thereto in the second paragraph of the Agreement;

(g) "Dealers' Counsel" means Blake, Cassels & Graydon LLP or such other legal counsel as is acceptable to the Dealers and the Corporation, acting reasonably;

(h) "Distribution" and "Distribution to the Public" have the meanings attributed thereto under applicable Securities Laws;

(i) "Exchange" means The Toronto Stock Exchange;

(j) "Financial Information" has the meaning attributed thereto in Subsection 6.1(f)(i);

(k) "Financial Statements" means, collectively, the consolidated financial statements of the Corporation and the notes thereto for the financial years ended December 31, 2000 and 1999 together with the auditors report thereon, and the unaudited consolidated financial statements of the Corporation for the nine month periods ended September 30, 2001 and 2000;

(l) "Jurisdictions" has the meaning attributed thereto in the first paragraph of the Agreement;

(m) "material" or "materially", when used in relation to the Corporation, means material in relation to the Corporation and its Subsidiaries taken as a whole;

(n) "material change", "material fact" and "misrepresentation" have the meanings attributed thereto under applicable Securities Laws;

(o) "NI 44-102" means National Instrument 44-102 and Companion Policy 44-102CP, as may be amended from time to time;

(p) "No Trade Period" has the meaning attributed thereto in Section 5.1;

(q) "Person" means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority;

(r) "Pricing Supplement" means a pricing supplement in the English and/or French language incorporated by reference into the Prospectus for purposes of a Distribution of the Debentures, as contemplated by NI 44-102;

(s) "Prospectus" means the base shelf prospectus of the Corporation dated the date hereof, relating to the Distribution of the Debentures, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference;

(t) "Prospectus Amendment" means an amendment to the Prospectus, in both the English and French languages unless the context indicates otherwise, and includes an amendment by way of a material change report as contemplated by NI 44-102;

(u) "Prospectus Supplement" means a supplement, in both the English and French languages, incorporated by reference (including a Pricing Supplement) into the Prospectus for purposes of Distribution of the Debentures, as contemplated by NI 44-102;

(v) "Public Record" means all information filed with the Securities Commissions, including, without limitation, the Prospectus and any other information filed with any Securities Commission in compliance with, or intended compliance with, any Securities Laws;

(w) "Securities Commissions" means the securities commission or the securities regulatory authority in each of the Jurisdictions;

(x) "Securities Laws" means the securities acts or similar statutes of the Jurisdictions and all regulations, policy statements, notices and blanket orders or rulings thereunder;

(y) "Selling Firms" has the meaning attributed thereto in the second paragraph of the Agreement;

(z) "Shelf Procedures" means the rules and procedures established pursuant to NI 44-102;

(aa) "Subsidiary" means any Person directly or indirectly controlled by the Corporation, and for the purposes of this definition, the Corporation shall be deemed to control a Person if the Corporation beneficially owns, directly or indirectly, more than 50% of the outstanding voting shares of such Person, and a Person shall be deemed beneficially to own shares beneficially owned by a Person controlled by him, and so on indefinitely;

(bb) "Trust Indenture" means the trust indenture dated November 16, 1999, between the Corporation and CIBC Mellon Trust Company, as trustee, as may be amended or supplemented from time to time, providing for the issue of unsecured debentures of the Corporation.

2. Terms of Debentures

2.1 The Debentures shall be issued pursuant to the Trust Indenture and shall, in all material respects, have the attributes and characteristics described in the Prospectus as amended or supplemented from time to time. Each Debenture will be in the form agreed to from time to time by the Corporation and the Dealers, or in a form determined by the Corporation where no Dealer is involved in the sale of a Debenture. Subject to the foregoing, all terms and conditions of each Debenture issued by the Corporation from time to time will be determined by the Corporation in its sole discretion. These terms and conditions shall include, without limiting the generality of the foregoing, the aggregate principal amount of Debentures being offered, the currency or currencies, the maturities of the Debentures, the interest rate (either fixed or floating and, if floating, the manner of calculation) and interest payment dates for the Debentures, any redemption provisions and the issue price of the Debentures (at par, at a premium or at a discount and whether payable by instalments).

3. Filing of Prospectus Documents

3.1 The Corporation will as soon as possible fulfill and will continue to fulfill during the term of this Agreement, to the satisfaction of Dealers' Counsel and the Dealers, all legal requirements to be fulfilled by the Corporation (including, from time to time, any filings, proceedings and legal requirements set forth in NI 44-102) to enable the Debentures to be continuously offered for sale and sold to the public in each of the Jurisdictions under NI 44-102 in compliance with applicable Securities Laws by or through registrants who comply with the applicable Securities Laws.

3.2 To the extent that the filing of a Prospectus Amendment results in the Dealers assuming additional liability, the Corporation shall consult with the Dealers as to such filings as it proposes to effect.

4. Distribution of Debentures

4.1 The Dealers shall, on such dates as the Corporation has notified the Dealers in accordance with the operating procedures set forth in Schedule B hereto that it requires funds, use their best efforts to solicit offers to purchase the Debentures from, and sell the Debentures to, members of the public in the Jurisdictions, directly and through other Selling Firms, only as permitted by and in compliance with the applicable Securities Laws, upon the terms and conditions set forth in the Prospectus as amended and supplemented and in this Agreement. The Dealers will not solicit offers to purchase or sell the Debentures so as to require registration thereof or filing of a prospectus, registration statement or other notice or document with respect thereto under the laws of any jurisdiction other than the Jurisdictions, including, without limitation, the United States of America, and will require each other Selling Firm to agree with the Dealers not to so solicit or sell. For purposes of this Section 4.1, the Dealers shall be entitled to assume that the Debentures are qualified for Distribution in all of the Jurisdictions. The Corporation has delivered or shall deliver to the Dealers copies of all receipts, if any, received from time to time from the Securities Commissions for the Prospectus or any Prospectus Supplement or Prospectus Amendment as soon as they are available. The Dealers shall, as soon as practicable and in any event not later than the second Business Day of the month following a month in which the Dealers have distributed Debentures, provide the Corporation with a comprehensive breakdown of the Debentures distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Jurisdictions where a breakdown is required for the purpose of calculating fees payable by the Corporation to Securities Commissions.

5. No Trade Period

5.1 During any period of the Distribution of Debentures, the Corporation shall not, during the time period (the "No Trade Period") in which the Corporation believes, in its reasonable judgment, that any change or fact described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not trade in its own securities, continue the Distribution of the Debentures until such No Trade Period ends through a change in circumstances or a public announcement of such change or fact being made:

(a) any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries taken as a whole;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Prospectus as amended or supplemented immediately prior to such change; or

(c) any fact which has arisen which would have been required to have been stated in the Prospectus had the fact arisen on or prior to the date of the Prospectus Supplement or Pricing Supplement;

which change or fact in any case is, or may be, of such a nature as to render the Prospectus, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect or would result in the Prospectus, as amended or supplemented immediately prior to such change or fact, containing a misrepresentation or would result in the Prospectus, as amended or supplemented immediately prior to such change or fact, not complying with the laws of any Jurisdiction, or would reasonably be expected to have a significant effect on the market price or value of the Debentures. The Corporation shall promptly notify the Dealers in writing with full particulars of such change or fact. The Corporation shall promptly comply with all applicable filing and other requirements under Securities Laws in the Jurisdictions arising as a result of such change or fact. In addition, if, during the period of the Distribution of the Debentures, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, the Corporation shall, to the satisfaction of the Dealers' Counsel and the Dealers, make any such filing as soon as possible. The Corporation shall also discuss with the Dealers any change or fact in respect of which there may be doubt respecting the applicability of this Section 5.1.

6. **Delivery of Documents**

6.1 The Corporation shall cause to be delivered to the Dealers:

(a) on the date of this Agreement, the Prospectus in the English and French languages as filed or to be filed with the Securities Commissions;

(b) on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Prospectus and not previously delivered to the Dealers;

(c) on the date of this Agreement, confirmation from Dominion Bond Rating Service Limited and Standard & Poor's or their successors of the ratings on the Debentures and subsequently from time to time upon the reasonable request of a Dealer, the ratings assigned by any nationally recognized securities rating agency on the Debentures;

(d) as soon as they are available, copies of such continuous disclosure documents or information as may have been or as may be incorporated by reference, at the appropriate time or times, under the heading "Documents Incorporated by Reference" in the Prospectus;

(e) as soon as they are available, copies of any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement as contemplated by NI 44-102, signed as required by the Securities Laws and acceptable in form and substance to the Dealers' Counsel and the Dealers, including copies of any documents incorporated, or containing information incorporated, by reference therein and not previously delivered hereunder and, where applicable, receipts from the applicable Securities Commissions in respect of the filing thereof;

(f) at the time of the delivery (or as soon as practicable thereafter) to the Dealers pursuant to this Section 6.1 of the French language version of the Prospectus, any Prospectus Amendment or any Prospectus Supplement and at the time the French language version of a form of Pricing Supplement is first delivered (or as soon as practicable thereafter) to the Dealers pursuant to this Section 6.1:

(i) an opinion of the Corporation's Québec counsel, dated the date of the relevant document and acceptable in form and substance to the Dealers' Counsel and the Dealers, to the effect that, except for such of the selected financial information, management's discussion and analysis of financial condition and results of operations, financial statements and supplementary data, notes to financial statements and auditors' reports (collectively, the "Financial Information") contained in or incorporated by reference in the document as has been translated by the Corporation's auditors, each of the documents in the French language and any document or information in the French language incorporated by reference therein is in all material respects a complete and proper translation of the document or information in the English language and that the two versions are not susceptible of any materially different interpretations with respect to any material matter; and

(ii) an opinion of the Corporation's auditors, dated the date of the relevant document and acceptable in form and substance to the Dealers' Counsel and the Dealers, to the effect that such of the Financial Information contained in the document in the French language as has been translated by such auditors is in all material respects a complete and proper translation of such Financial Information contained in the document in the English language;

(g) at the time of the delivery to the Dealers, pursuant to this Section 6.1, of the Prospectus, any Prospectus Amendment or any Prospectus Supplement or at the time of the filing of the Corporation's interim and annual financial statements, a comfort letter from the Corporation's auditors, dated the date of the Prospectus, the Prospectus Amendment or the Prospectus Supplement or the date of filing of the financial statements, as the case may be, and acceptable in form and substance to the Dealers' Counsel and the Dealers, with respect to certain financial and accounting information relating to the Corporation contained in the Prospectus, Prospectus Amendment, Prospectus Supplement or financial statements, as the

case may be. The comfort letter shall be based on a review by the auditors having a cutoff date not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Laws; and

(h) as soon as they are available and in any event within two Business Days from the date of the document in the case of the Prospectus, a Prospectus Amendment or a Prospectus Supplement and one Business Day from the date of the document in the case of a Pricing Supplement, that number of commercial copies of the Prospectus, any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement, including copies of any documents incorporated, or containing information incorporated, by reference therein, as the Dealers may reasonably require, without charge, in those cities that the Dealers may reasonably request.

6.2 The Corporation's delivery to the Dealers of the documents referred to in Subsection 6.1(a) and Subsection 6.1(e) shall constitute a representation and warranty by the Corporation to the Dealers that:

(a) each such document at the time of its filing fully complied with the provisions of the applicable Securities Laws; and

(b) all information and statements contained therein (except any information relating solely to the Dealers) are, at the respective dates thereof, true and correct and contain no misrepresentations.

Such delivery (in the absence of notification to cease Distribution or Distribution to the Public of the Debentures by the Corporation as contemplated by Section 5) shall constitute the Corporation's consent to the use by the Selling Firms of such documents in connection with the Distribution and the Distribution to the Public of the Debentures in compliance with the provisions of this Agreement.

6.3 Without limiting the generality of the foregoing and in order to assist the Dealers in their monitoring, on an ongoing basis, of the affairs of the Corporation, the Corporation shall as soon as practicable during the term of this Agreement provide the Dealers' Counsel and the Dealers with copies of all press releases and documents (other than confidential material change reports) prepared in accordance with the continuous disclosure requirements of the Securities Laws and filed during the term of this Agreement with any Securities Commission or other securities regulatory authority in Canada.

7. Representations, Warranties and Covenants

7.1 The Corporation's delivery to a Dealer of a Pricing Supplement shall constitute a representation and warranty by the Corporation to the Dealer that:

(a) each Debenture to which the Pricing Supplement relates will at its date of issue be duly and validly issued pursuant to the Trust Indenture and will constitute a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and arrangement laws and laws affecting creditors generally and equitable relief;

(b) the Prospectus, each Prospectus Amendment and each Prospectus Supplement complies with the provisions of applicable Securities Laws (except any information relating solely to the Dealers);

(c) the Trust Indenture is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and arrangement laws and laws affecting creditors generally and equitable relief;

(d) the Prospectus, as amended and supplemented (except any information contained therein relating solely to the Dealers) constitutes full, true and plain disclosure of all material facts relating to the Corporation and its Subsidiaries, taken as a whole, and the Debentures;

(e) the Prospectus, as amended and supplemented, does not contain a misrepresentation (except any information relating solely to the Dealers); and

(f) the issuance of each Debenture to which the Pricing Supplement relates will not result in a breach of, a default under or the creation of any lien on the Corporation's or any of its Subsidiaries' properties under any agreement or instrument to which the Corporation or any of its Subsidiaries is a party or by which the Corporation's or any of its Subsidiaries' property and assets are bound or affected.

7.2 The Corporation represents and warrants to the Dealers that as of the date hereof:

(a) the Corporation is eligible to make use of the Shelf Procedures;

(b) the Corporation has fulfilled or will fulfill all requirements to be fulfilled by it, including, without limitation, the filing of the Prospectus and all continuous disclosure materials required to be filed pursuant to the Securities Laws to enable the Debentures to be offered for sale and sold to the public in the Jurisdictions through registrants who have complied with the relevant provisions of the Securities Laws;

(c) the Prospectus was prepared and will be filed in each of the Jurisdictions in compliance with the Securities Laws, including the Shelf Procedures, and receipts for the Prospectus will be issued by or on behalf of the Securities Commissions in each of the Jurisdictions prior to the filing of the first Pricing Supplement;

(d) the Prospectus (excluding information and statements relating solely to the Dealers) does not contain a misrepresentation and, with the exception of information to be contained in a Pricing Supplement, constitutes full, true and plain disclosure of all material facts relating to the offering of the Debentures;

(e) each of the Corporation and its Subsidiaries has been duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business as now conducted and to own its assets;

(f) each of the Corporation and its Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and where failure to so qualify would have a material adverse effect on its business;

(g) the Corporation has full corporate power and authority to issue the Debentures, subject to the approval of the terms and conditions of any particular issue of Debentures;

(h) the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Corporation or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any terms or provisions of the articles of the Corporation or any resolutions of the directors (or any committee thereof) or the shareholders of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the business, operations, assets, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole);

(i) the Corporation has full corporate power and authority and all necessary regulatory approvals to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by the Corporation and is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to bankruptcy, insolvency and arrangement laws and laws affecting creditors generally and equitable relief and except as rights to indemnity and contribution may be limited by applicable laws;

(j) the Corporation has all requisite power and authority, corporate, regulatory or otherwise, to own its property and to carry on its business as now being and hereafter proposed to be conducted;

(k) except as disclosed in the Prospectus, there has not been any material adverse change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and its Subsidiaries (taken as a whole) from the position set forth in the Financial Statements;

(l) the description of the assets and liabilities of the Corporation on a consolidated basis set forth in the Financial Statements fairly represents, in accordance with generally accepted accounting principles of Canada, the financial position and condition of the Corporation and its Subsidiaries as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation and its Subsidiaries as at the dates thereof;

(m) except as disclosed in the Prospectus, there are no actions, suits, proceedings or inquiries pending or, to the best of its knowledge, threatened against or affecting the Corporation or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, assets or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) or which affect or may affect the Distribution and Distribution to the Public of the Debentures;

(n) except as disclosed in the Prospectus, since December 31, 2000, the Corporation has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Corporation and its Subsidiaries (taken as a whole) and is not in the ordinary course of business;

(o) the Corporation is a "reporting issuer" not in default and has equivalent status in each of the Jurisdictions, as applicable, within the meaning of the Securities Laws in such Jurisdictions;

(p) no Securities Commission, Exchange or any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation;

(q) CIBC Mellon Trust Company at its principal office in Calgary, Alberta is the duly appointed trustee under the Trust Indenture; and

(r) the Debentures, if issued on the date hereof, would not be precluded as investments under each of the statutes named under "Eligibility for Investment" in the Prospectus.

7.3 The Dealers each agree that they will not disclose or permit disclosure by any of their agents or other representatives of any confidential information or fact relating to the Corporation or its Subsidiaries which has not been disclosed in the Public Record until

such time as such information or fact is publicly disclosed by the Corporation or its Subsidiaries or a party other than the Dealers or is required to be disclosed by law or a court or regulatory body of competent jurisdiction.

7.4 Each Dealer agrees that, provided the Corporation delivers the Prospectus, a Prospectus Amendment, a Prospectus Supplement or a Pricing Supplement to the Dealers as contemplated in Subsections 6.1(a), (e) and (h), it will deliver such documents to the purchasers of the Debentures arranged by such Dealer as required by Securities Laws.

8. Closing

8.1 The Corporation will deliver, or cause to be delivered, to the Dealers and the Dealers' Counsel, on a date to be mutually agreed upon (the "Closing Date"), the following documents:

(a) a certificate dated the Closing Date signed on the Corporation's behalf by any two officers of the Corporation as the Dealers may approve, certifying that:

(i) except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, there has been no material change, financial or otherwise, to the Closing Date in the assets, liabilities (contingent or otherwise), capital, business or operations of the Corporation and its Subsidiaries (taken as a whole) since December 31, 2000;

(ii) except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, no transaction of a nature material to the Corporation and its Subsidiaries (taken as a whole) has been entered into by the Corporation or any of its Subsidiaries since December 31, 2000;

(iii) except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, the Corporation on a consolidated basis has no material contingent liabilities;

(iv) except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially and adversely affect the Corporation on a consolidated basis; and

(v) the representations and warranties of the Corporation set forth in Sections 7.1 and 7.2 are true and correct as at the Closing Date;

(b) an opinion of the Corporation's Counsel, in a form acceptable to Dealers' Counsel;

(c) an opinion of the Dealers' Counsel, in a form acceptable to the Dealers; and

(d) confirmations from Dominion Bond Rating Service Limited and Standard & Poor's that the ratings on the Debentures are as set out in the Prospectus.

9. Indemnification

9.1 The Corporation shall indemnify and hold harmless each of the Dealers and the Dealers' directors, officers, employees, agents and each person who controls any of the Dealers (the "Indemnified Parties") from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the Distribution of the Debentures), costs, damages and expenses in any way caused by or arising directly or indirectly from or in consequence of:

(a) any information or statement in the Prospectus, as amended or supplemented, or in any other material supplied by the Corporation and filed in compliance or intended compliance with applicable Securities Laws being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b) the Corporation not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated herein;

(c) any order made or enquiry, investigation or proceeding, commenced or threatened by any Securities Commission or other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement or omission relating solely to the Dealers) in the Prospectus, as amended or supplemented, preventing or restricting the trading in or Distribution or Distribution to the Public of the Debentures or any of them; or

(d) the inaccuracy of any of the Corporation's representations and warranties herein or the failure of the Corporation to comply with any of its covenants herein;

provided that the Corporation shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact in, or any omission or alleged omission of a material fact from, the Prospectus, as amended or supplemented, or in any other material so filed in reliance upon and in conformity with information furnished to the Corporation by any of the Dealers specifically for use in the preparation thereof or relating solely to the Dealers, or arise out of or are based upon the failure of the Indemnified Party to comply with its obligations under the applicable Securities Laws at or within the time specified in such Securities Laws.

9.2 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 9.1 is unavailable, in whole or in part, for any reason (other than any reason specified in Section 9.1) to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Dealers on the other hand from the Distribution or Distribution to the Public of the Debentures; or

(b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Corporation on the one hand and the Dealers on the other hand in connection with the matters or things referred to in Section 9.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Dealers shall not in any event be liable to contribute, in the aggregate, any amount in excess of the commission or any portion thereof actually received. The relative benefits received by the Corporation on the one hand and the Dealers on the other hand shall be deemed to be in the same proportion as the aggregate principal amount of the Debentures sold by the Dealers under the Prospectus (net of the commissions payable to the Dealers but before deducting expenses) is to the commissions received by the Dealers. The relative fault of the Corporation on the one hand and of the Dealers on the other hand shall be determined by reference to, among other things, whether the matters or things referred to in Section 9.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Dealers and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, or other matter or thing referred to in Section 9.1. The parties agree that it would not be just and equitable if contribution pursuant to this Section 9.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 9.2.

9.3 If any claim contemplated by this Section 9 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Dealers of the nature of such claim (provided that any failure to so notify promptly shall relieve the Corporation of liability under this Section 9 only to the extent that such failure prejudices the Corporation's ability to defend such claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of

any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of all the Dealers, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Corporation; or (iii) the named parties to any such suit or proceeding include both the Indemnified Party and the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties). The Corporation shall not be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Corporation to constitute each of the Dealers as trustees, for the Dealers' directors, officers, employees and agents, of the covenants of the Corporation under Section 9.1 with respect to the Dealers' directors, officers, employees, agents and controlling persons, and the Dealers agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

9.4 The rights of indemnification and contribution provided in this Section 9 shall be in addition to and not in derogation of any other right which the Dealers may have by statute or otherwise at law.

10. Termination by Dealers of Purchase as Principal

10.1 In addition to any other remedies which may be available to the Dealers, a Dealer shall be entitled, at its option, to terminate and cancel its obligation to purchase Debentures as principal, without any liability on its part, immediately upon providing written notice to the Corporation at any time prior to the completion of such purchase, if after such Dealer has agreed to purchase Debentures as principal:

(a) any inquiry, investigation or other proceeding (whether formal or informal) is commenced or any order is issued under or pursuant to any statute of Canada or

any of the provinces or territories of Canada, or otherwise, or there is any change of law or the interpretation or administration thereof which operates to prevent or restrict the trading in or Distribution or Distribution to the Public of the Debentures;

(b) there shall have occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business or operations of the Corporation and its Subsidiaries on a consolidated basis which, in the sole opinion of the Dealer, could be reasonably expected to have a material adverse effect on the market price or value of the Debentures;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, law or regulation, inquiry or other occurrence of any nature whatsoever, which, in the sole opinion of the Dealer, acting reasonably, seriously adversely affects, or is likely to seriously adversely affect, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries on a consolidated basis or materially adversely affects or is likely to materially adversely affect the market price or value of the Debentures; or

(d) subsequent to the Trade Day (as such term is defined in Schedule B), the ratings assigned by any nationally recognized securities rating agency to the unsecured debt securities of the Corporation (which includes the Debentures) as of the Trade Day have been lowered or any such rating agency shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any debt securities of the Corporation and, in the sole opinion of the Dealer, such change in ratings or announcement could be reasonably expected to have a material adverse effect on the market price or value of the Debentures.

In the event of termination by a Dealer pursuant to this Section 10, there shall be no further liability on the part of such Dealer to the Corporation or of the Corporation to such Dealer in respect of the proposed Distribution or Distribution to the Public of Debentures, except in respect of the obligations of the Corporation under Sections 9 and 15.

11. Operating Procedures

11.1 The Corporation and the Dealers shall follow the operating procedures set forth in Schedule B hereto in respect of settlement matters and the timing of payment of commissions in connection with the sale of Debentures by or through the Dealers.

11.2 The Corporation shall allow the Dealers and the Dealers' Counsel to carry out the due diligence contemplated by Schedule C hereto in the manner set forth in Schedule C unless otherwise agreed to between the parties from time to time and provided that the Corporation shall allow the Dealers and the Dealers' Counsel to carry out the due

diligence contemplated by Schedule C hereto at any time prior to an offering of Debentures. The Corporation shall promptly give the Dealers and Dealers' Counsel:

(a) copies of all documents referred to in Schedule C when specified therein, and

(b) reasonable notice of the meetings contemplated by Schedule C.

11.3 If any Dealer is not satisfied with the content of any document required to be filed by the Corporation in connection with the Distribution or Distribution to the Public of Debentures (including, without limiting the generality of the foregoing, a Prospectus Amendment, material change report or the annual information form of the Corporation) or if any Dealer gives notice to the Corporation that, in that Dealer's judgment, a Prospectus Amendment or material change report is required under Securities Laws to be filed by the Corporation and the Corporation is not prepared to file such Prospectus Amendment or material change report, or if the Corporation or any Dealer determines in its sole discretion that it does not wish to continue the agency arrangement specified herein (in the case of the Corporation in respect of one or more of the Dealers), the Corporation or that Dealer shall be entitled to terminate its rights and obligations under this Agreement (in the case of the Corporation, in respect of the Dealer or Dealers specified by the Corporation) upon delivery of notice to that effect, in which event there shall be no liability on the part of that Dealer to the Corporation or of the Corporation to that Dealer, except in respect of liability, if any, which may arise on the part of the Corporation under the provisions of Sections 9 and 15 hereof. Upon such termination the Corporation and the remaining Dealers shall promptly file:

(a) a Prospectus Amendment satisfactory to Dealers' Counsel indicating that the relevant Dealer or Dealers have ceased to be a Dealer or Dealers under the Prospectus and containing a new certificate page signed by the remaining Dealers, and

(b) any other document required under Securities Laws.

12. Termination

12.1 The term of the Dealers' appointment as agents under this Agreement shall expire 25 months after the date hereof unless terminated earlier pursuant to the provisions of Section 11.3 hereof.

13. Several Obligations

13.1 The Corporation agrees that the obligations of the Dealers hereunder are several and not joint or joint and several.

13.2 If, with respect to any particular sale of Debentures, two or more of the Dealers agree to purchase the Debentures as principals, the obligations of such Dealers to purchase the Debentures shall be several and not joint in that:

(a) each Dealer shall be obligated to purchase and pay for only the percentage of the Debentures that the Dealer has agreed to purchase; and

(b) if one or more of the Dealers shall fail or refuse to purchase its agreed percentage of the Debentures, each of the other relevant Dealers shall be relieved, without liability, of its obligation to purchase its agreed percentage of the Debentures on submission to the Corporation of reasonable evidence of its ability and willingness to fulfill its obligation;

provided that those of the remaining Dealers who shall be willing and able to purchase their agreed percentages of the Debentures shall have the right, but not the obligation, to purchase the Debentures not taken up, on a pro rata basis or as they may otherwise agree. Nothing in this section shall oblige the Corporation to sell to any or all of the Dealers who have so agreed to purchase Debentures as principal less than all of the Debentures which the Corporation has agreed to sell or shall relieve from liability to the Corporation any Dealer who shall default in its obligation to purchase its agreed percentage of the Debentures.

14. Notices

14.1 Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to C.S. McConnell at the Corporation's address on page 1 hereof (telecopier no. (403) 292-7532) and, in the case of notice to the Dealers, be addressed as follows:

RBC Dominion Securities Inc.
Suite 1100
Banker's Hall West
888 – 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attention: Timothy W. Watson
Telecopier: (403) 299-6901

BMO Nesbitt Burns Inc.
Suite 1400, 421 – 7th Avenue S.W.
Calgary, Alberta
T2P 4K9

Attention: Aaron M. Engen
Telecopier: (403) 515-1535

TD Securities Inc.
8th Floor, 324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Robert J. Mason
Telecopier: (403) 292-2776

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by telecopy, and shall be deemed to be given at the time telecopied or delivered, if telecopied or delivered to the recipient on a Business Day (in Calgary) and before 5:00 p.m. (Calgary time) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following Business Day (in Calgary). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

15. Fees and Expenses

15.1 All reasonable costs and expenses of or incidental to the offering and issue of the Debentures including, without limitation, the fees and expenses of Dealers' Counsel, Corporation's Counsel and the Corporation's auditors, the costs of printing and delivering the definitive Debentures, the cost of printing the Prospectus, any Prospectus Amendment, any Prospectus Supplement or any Pricing Supplement and the expenses of qualifying the issue and distributing the Debentures under applicable Securities Laws and all reasonable marketing, advertising and promotional expenses including the costs of any presentations or road shows and the transportation costs (with prior approval of the Corporation with respect to road show and transportation costs) related to the offering of Debentures, shall be for the account of and paid by the Corporation.

16. Miscellaneous

16.1 The representations, warranties and agreements herein contained shall survive the sale by the Dealers of the Debentures and the Dealers shall be entitled to rely upon the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigation which the Dealers may undertake or which may be taken on the Dealers' behalf.

16.2 It shall be a condition of the issue and sale of Debentures hereunder that the terms and conditions of the Trust Indenture shall be complied with at the time of each issue and sale of Debentures.

16.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the courts of that province shall have non-exclusive jurisdiction over any dispute hereunder.

16.4 This Agreement may be executed in several counterparts and by facsimile, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.

16.5 If any provision of this Agreement is deemed to be void, voidable or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

16.6 This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors.

16.7 The Schedules attached to this Agreement are incorporated by reference in and form a part of this Agreement.

16.8 No waiver, modification or amendment of any term of this Agreement shall be effective unless executed in writing.

16.9 The division of this Agreement into recitals, sections and schedules, and the provision of headings for all or any thereof, is for convenience of reference only and shall not affect the meaning of this Agreement.

16.10 The terms "herein", "hereto", "hereof", "hereunder", "hereby" and similar terms mean and refer to this Agreement and not, unless a particular provision is expressly stipulated, to any particular provision and the terms "Section", "Subsection" and "Schedule" followed by a letter, number or character or combination thereof mean and refer to the specified section or subsection of, or schedule to, this Agreement. Reference to the "parties" herein shall mean the parties to this Agreement, unless otherwise stated or the context otherwise requires.

16.11 Any reference to legislation or a statute in this Agreement includes, unless otherwise indicated, rules and regulations passed or in force pursuant thereto and any amendments thereto or to such rules or regulations from time to time, and any legislation or regulations substantially replacing the same.

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into and if such terms are agreed to by you, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding agreement between the Corporation and the Dealers.

Yours truly,

RBC Dominion Securities Inc.

By: "Timothy W. Watson"
Timothy W. Watson

BMO Nesbitt Burns Inc.

By: "Aaron M. Engen"
Aaron M. Engen

TD Securities Inc.

By: "Robert J. Mason"
Robert J. Mason

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by the Corporation as evidenced by the signatures of its duly authorized officers on its behalf.

DATED this 11th day of January, 2002

Canadian Utilities Limited

By: "J.A. Campbell"
J.A. Campbell
Senior Vice President, Finance
and Chief Financial Officer

By: "C.S. McConnell
C.S. McConnell
Treasurer

SCHEDULE A

Commission Rates

The following are the commission rates that shall apply to any sale of Debentures by a Dealer, acting as agent or principal, as the case may be, unless the Corporation and the Dealer otherwise agree:

Term of Debenture	Commission Rate	
	Agency	Principal
1 year and < 2 years	.150%	0.200%
2 years and < 3 years	.200%	0.250%
3 years and < 4 years	.250%	0.375%
4 years and < 5 years	.300%	0.500%
5 years and < 6 years	.350%	0.625%
6 years and < 7 years	.350%	0.650%
7 years and < 8 years	.370%	0.650%
8 years and < 10 years	.400%	0.700%
10 years and < 11 years	.400%	0.750%
11 years and < 16 years	.450%	0.800%
16 years and < 35 years	.500%	0.900%
35 years and greater	Negotiated	Negotiated

SCHEDULE B

Operating Procedures

The following outlines the procedures by which the Corporation intends from time to time to sell the Debentures through the Dealers acting as agents of the Corporation or as principals for resale pursuant to the Agreement. All operating procedures shall be carried out in accordance with NI 44-102. Capitalized terms used herein have the meanings ascribed thereto in the Agreement, unless otherwise defined herein.

A. General

1. At any time, the Corporation may establish, in consultation with the Dealers or any of them, an appropriate rate and pricing structure for the Debentures to be sold by the Dealers within a defined time frame pursuant to the Agreement and the Corporation's requirement for funds (including the term or terms required and other terms and conditions (collectively, the "Other Terms and Conditions") of the Debentures as permitted by a Prospectus as amended and/or supplemented by a Prospectus Supplement and by any Prospectus Amendment) to be raised by the sale of the Debentures. At the Corporation's sole discretion, the rate and pricing structure and requirement for funds so established will be based upon market conditions and the Corporation's current and prospective requirements for funds.

2. The Corporation, in its sole and absolute discretion, may determine that an adjustment is desirable and will notify each Dealer of the adjustment. The Corporation may consult with the Dealers or any of them concerning the desirability of an adjustment in the rate and pricing structure, the Other Terms and Conditions or in the requirement for funds. Also, a Dealer will advise the Corporation at any time if the Dealer feels an immediate adjustment in the Corporation's rate and pricing structure, the Other Terms and Conditions or requirement for funds is desirable.

3. Whenever a Dealer obtains a firm offer to purchase a Debenture at the prevailing rate and pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Corporation's prevailing requirement for funds, the Dealer will telephone or otherwise contact the Corporation to determine whether the Corporation in fact still requires funds and, if it does, the Corporation will confirm by telephone or otherwise that the Dealer may accept such offer as agent on behalf of the Corporation (with commissions as determined in Schedule A to the Agreement or as may be mutually agreed upon by the Dealer and the Corporation) or may acquire the Debenture as principal on terms (including price and commissions, if any) then mutually agreed upon by the Dealer and Corporation for resale by the Dealer pursuant to such offer.

4. Whenever a Dealer obtains a firm offer to purchase a Debenture at other than the prevailing rate and pricing structure and/or not within the confines of the Other Terms and Conditions, and/or not within the confines of the Corporation's prevailing requirement for funds, the Dealer will inform the Corporation of that offer and will discuss with the Corporation the advisability of accepting that offer prior to accepting that offer.

5. Unless otherwise agreed to by the Dealer and the Corporation, all orders accepted by the Corporation on a particular day (the "Trade Day") will be settled on the third Business Day immediately following the Trade Day that is a Business Day in Calgary and in the principal financial centre of the relevant currency, if other than Canadian dollars (the "Settlement Day").

6. Each Debenture (a "Book-Entry Only Debenture") is to be issued in accordance with Part B below entitled "Book-Entry Only Debentures", unless the issuance of Debentures in certificated form ("Certificated Debentures") is, subject to the provisions of the Trust Indenture, agreed to in advance by the Corporation and the Dealers and so indicated in the applicable Pricing Supplement. Settlement procedures with respect to Book-Entry Only Debentures shall be as set forth in such Part B. Settlement procedures with respect to Certificated Debentures shall be as set forth in Part C of these operating procedures.

7. The Corporation will make all necessary filings of Pricing Supplements and other documents required to be filed with the relevant Securities Commission in each Jurisdiction in which Debentures have been offered for sale pursuant to the Pricing Supplement within seven days of the end of the month in which the Pricing Supplement was first used and will remit all fees payable to such Securities Commissions.

B. <u>Book-Entry Only Debentures</u>

1. Each Book-Entry Only Debenture will be registered in the name of CDS & Co., as nominee for The Canadian Depository for Securities Limited, or another depositary designated in the Pricing Supplement, or its nominee (the "Depositary"), on the register maintained under the Trust Indenture. The beneficial owner of an interest in a Book-Entry Only Debenture (each, a "Book-Entry Interest") will designate one or more participants in the book-entry system maintained by the Depositary to act as agent or agents for such owner in connection with the book-entry system maintained by the Depositary, and the Depositary will record in book-entry form, in accordance with instructions provided by such participants, a credit balance with respect to such Book-Entry Interest in the accounts of such participants. The Book-Entry Interest will be recorded through the records of such participants or through the separate records of such participants and one or more indirect participants in the book-entry system maintained by the Depositary.

2. The receipt of immediately available funds by the Corporation in payment for the Book-Entry Interest and the issuance of the Book-Entry Only Debenture representing such Book-Entry Interests shall constitute "Settlement".

3. Settlement procedures with regard to each Book-Entry Only Debenture sold by a Dealer shall be as set forth below:

   (a) The Dealer will orally advise the Corporation of the following information (except the information referred to in (ix) if not available) immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Corporation or acting as principal and all of the following information (the "Settlement Information") shall be confirmed in writing pursuant to the timetable for Settlement set forth below:

      (i) principal amount and currency or currencies of the Book-Entry Interest;

      (ii) in the case of a Debenture with a fixed interest rate, the interest rate and interest payment dates, or in the case of a Debenture with a variable interest rate, the initial interest rate, the interest reset period, the interest reset dates, the interest payment period, the interest payment dates, the reference bankers' acceptance maturity, if applicable, the interest rate base, the interest rate spread or spread multiplier, if any, and, if applicable, the minimum interest rate and maximum interest rate;

      (iii) Settlement Day;

      (iv) maturity date;

      (v) price;

      (vi) net proceeds;

      (vii) spread vs. comparable benchmark;

      (viii) Trade Day;

      (ix) FINS Number(s) (the Depositary Participant Number(s) of the participant(s) through which the purchaser will hold the Book-Entry Interest);

      (x) Dealer's commission;

      (xi) Jurisdiction of sale; and

(xii) any other terms of the Debentures as permitted by section 2.02 of the Trust Indenture.

(b) After receiving the Settlement Information from the Dealer, the Corporation will complete and deliver to the Dealer a Pricing Supplement relating to the Book-Entry Only Debenture to be sold in accordance with such Settlement Information. The Pricing Supplement shall state the CUSIP number for the Book-Entry Only Debenture and shall include the ratings assigned to the Debentures by any nationally recognized rating agency or the amount of any surveillance or review (with possible negative or uncertain implications) by any such agency. The Pricing Supplement will be faxed to the following contact at each of the Dealers, if such Dealer is a Dealer for the purpose of such issue: RBC Dominion Securities Inc., David Dal Bello at Fax No.: (416) 842-6474, BMO Nesbitt Burns Inc., Gary Shieck at Fax No.: (416) 359-5555, and TD Securities Inc., Bill Perdue at Fax No.: (416) 308-3715. The Dealer will deliver the Prospectus, any Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the purchaser of each Book-Entry Interest by the end of the second Business Day following the Trade Day, provided that the Corporation has delivered the applicable Pricing Supplement to the Dealer.

(c) The Corporation will assign a CUSIP number to the Book-Entry Only Debenture representing all such Book-Entry Interests and will forward copies of the Pricing Supplement(s) to the Depositary via facsimile or other form of electronic transmission and request activation of the CUSIP number.

(d) After receiving all of the Settlement Information from the Dealers participating in the sale of the Book-Entry Only Debenture, the Corporation will communicate to the Depositary and to CIBC Mellon Trust Company or any other trustee duly appointed under the Trust Indenture (the "Trustee"), and to the issuing agent if other than the Trustee, all of the Settlement Information, by facsimile.

(e) The Corporation will prepare and execute a Book-Entry Only Debenture in the form appended to the Trust Indenture with such changes as may be agreed between the Corporation and the Trustee.

(f) The Trustee or issuing agent, as applicable, will confirm the Book-Entry Only Debenture and will make such Book-Entry Only Debenture available to the Depositary in Calgary one Business Day prior to the Settlement Day.

(g) The Depositary will credit all Book-Entry Interests to the appropriate participant account(s) maintained by the Depositary.

(h) Each Dealer shall deliver by electronic funds transfer the amount in respect of each Book-Entry Interest to an account designated by the Corporation with a reference or trading number. In the event such amount has not been received in the designated account of the Corporation by 9:30 a.m. (Calgary time) on the Settlement Day, the transactions shall not settle until the next Business Day in Calgary and the Corporation shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Debentures, for the period from but not including the Settlement Day to and including the date the transaction settles.

(i) On the Settlement Day, the Corporation will deliver to each Dealer's bank account, by electronic funds transfer, the appropriate commissions as agreed.

(j) The Dealer will confirm the purchase of each Book-Entry Interest to the purchaser thereof by mailing a written confirmation to such purchaser.

For offers accepted by the Corporation (or as provided above, by a Dealer on behalf of the Corporation), Settlement Procedures (a) through (i) shall occur no later than the respective times in Calgary listed below:

Settlement Procedure	Time
(a)	9:00 a.m. (Calgary time) on the Business Day following the Trade Day
(b)-(c)-(d)-(e)	11:00 a.m. (Calgary time) on the second Business Day following the Trade Day
(f)	1:00 p.m. (Calgary time) on the second Business Day following the Trade Day
(g)-(h)-(i)	9:30 a.m. (Calgary time) on the Settlement Day

4. If Settlement of a Book-Entry Only Debenture is rescheduled or cancelled, the Corporation will deliver to the Depositary and the Trustee a cancellation message to such effect by no later than 10:00 a.m. (Calgary time) on the Business Day immediately preceding the scheduled Settlement Day. If a Book-Entry Only Debenture is cancelled, the Trustee will mark such Book-Entry Only Debenture "void and cancelled" and make appropriate entries in its records. The CUSIP number assigned to such Book-Entry Only Debenture shall, in accordance with CUSIP Service Bureau procedures, be cancelled and not reassigned.

5. Interest payments will be made by cheque dated the date interest is payable (or by any other payment method as agreed upon between the Depositary and the Corporation) and delivered to the Depositary by or on behalf of the Corporation at least two Business Days before the date interest is payable.

6. On the day on which the principal amount of a Book-Entry Only Debenture is to be paid, payment shall be made at any of the principal offices of CIBC Mellon Trust Company, or such other place as the Corporation, with the approval of the Trustee, may agree, to the Depositary against presentation and surrender of the Book-Entry Only Debenture unless otherwise specified in such Book-Entry Only Debenture or otherwise agreed to by the Corporation, the Trustee and the Depositary.

C. Certificated Debentures

1. The receipt of immediately available funds by the Corporation in payment for Certificated Debentures and the authentication and issuance of the Certificated Debentures shall constitute "Settlement".

2. Settlement procedures with regard to each Certificated Debenture sold by a Dealer shall be as follows:

   (a) The Dealer will orally advise the Corporation of the following information (except the information referred to in (vi) if not available) immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Corporation or acting as principal and all of the following information shall be confirmed in writing by 11:00 a.m. (Calgary time) on the Business Day following the Trade Day:

      (i) principal amount and currency or currencies of the Certificated Debenture;

      (ii) exact name in which the Certificated Debenture is to be registered (the "Registered Owner");

      (iii) exact address of the Registered Owner and address for payment of principal and interest;

      (iv) splits;

      (v) delivery location;

      (vi) taxpayer identification number of the Registered Owner; and

      (vii) the information specified in paragraphs B.3(a)(ii), (iii), (iv), (v), (vi), (vii), (viii) (x), (xi) and (xii) above.

The information specified in paragraphs B.3(a)(ii), (iii), (iv), (v), (vi), (vii), (viii), (x), (xi) and (xii) above and paragraph C.2(a)(i) to (iv) above shall be deemed to be collectively the "Settlement Information" for all purposes in regard to the Certificated Debentures,

(b) After receiving the Settlement Information from the Dealer, the Corporation will complete and deliver to the Dealer a Pricing Supplement relating to the Certificated Debentures to be sold in accordance with such Settlement Information. The Pricing Supplement will be faxed to the following contact at each of the Dealers, if such Dealer is a Dealer for the purpose of such issue: RBC Dominion Securities Inc., David Dal Bello at Fax No.: (416) 842-6474, BMO Nesbitt Burns Inc., Gary Shieck at Fax No.: (416) 359-5555, and TD Securities Inc., Bill Perdue at Fax No.: (416) 308-3715. The Dealer will deliver the Prospectus, any Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the purchaser by the end of the second Business Day following the Trade Day, provided that the Corporation has delivered the applicable Pricing Supplement to the Dealer.

(c) After receiving all of the Settlement Information from a Dealer, the Corporation will communicate the Settlement Information to the Trustee, and to the issuing agent if other than the Trustee, by 11:00 a.m. on the second Business Day following the Trade Day.

(d) The Trustee or issuing agent, as applicable, will complete and distribute a pre-printed 4-ply Certificated Debenture packet (or a Certificated Debenture and three photocopies thereof) as follows:

  (i) the original Certificated Debenture (which in the case of the registered Certificated Debentures will be registered in the name of the Registered Owner) to the Dealer;

  (ii) copy 1 to the Trustee;

  (iii) copy 2 to the Dealer; and

  (iv) copy 3 to the Corporation.

(e) No later than 8:00 a.m. (Calgary time) on the Settlement Day or such time on such other date as may be agreed to by the Corporation and the Dealer or Dealers in question to be the Settlement Day for the purpose of a specific issuance of a Certificated Debenture, the Trustee or issuing agent, as applicable, will make the Certificated Debenture available at its principal office in Calgary or such other place or places (if any) which the Corporation may, with the approval of the Trustee, designate subject to the provisions of the Trust Indenture, against payment by certified cheque or

bank draft. The Dealers will arrange to settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Day. If the Dealer does not settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Day the transaction shall not settle until the next Business Day in Calgary and the Corporation shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Debentures, for the period from but not including the Settlement Day to and including the date the transaction settles.

3. For each Certificated Debenture the Dealer will provide the exact address of the Registered Owner and address for payment of interest. Interest payments shall be made by cheque dated the date interest is payable and mailed to the Registered Owner at least five Business Days prior to the applicable interest payment date.

4. On the day on which the principal amount of a Certificated Debenture is to be paid, the paying agent in respect of the Debenture will make payment thereon, at any of the locations designated in the Debenture, to the payee named in the Certificated Debenture or the appropriate holder thereof (in the case of a Certificated Debenture which is payable to the order of a named payee) against presentation and surrender of the Certificated Debenture unless otherwise specified in such Certificated Debenture or otherwise agreed to by the Corporation, the Trustee, the paying agent and the payee.

5. On the Settlement Day the Corporation will deliver to each Dealer's bank account, by electronic funds transfer, the appropriate commissions as agreed.

These operating procedures will be in effect until such time as the Corporation and the Dealers shall agree that revisions to the procedures are desirable.

SCHEDULE C

Due Diligence
Review Process for the Program

Quarterly Review with Senior Management

After receiving and reviewing each of the quarterly unaudited financial statements for the Corporation, representatives of each of the Dealers and Dealers' Counsel may, at the option of the Dealers, meet with one or more members of the senior management of the Corporation and its counsel to conduct an updated due diligence session with respect to the affairs of the Corporation. This meeting may take the form of a conference call. Prior to the foregoing quarterly due diligence session Dealers' Counsel will review the minutes of meetings of the directors, shareholders and audit committee for each such quarter, together with such minutes for any previous quarter during the term hereof which it has not already reviewed.

Annual Review for the Corporation's Annual Information Form and Annual Financial Information

After receiving and reviewing the Corporation's Annual Information Form, representatives of each of the Dealers and Dealers' Counsel may, at their option, meet with members of the senior management of the Corporation and its counsel to conduct an annual due diligence review. The Dealers and Dealers' Counsel may, at their option, also meet with the auditors of the Corporation to conduct a due diligence review with respect to the Corporation's annual financial information. The Auditors will be asked to provide a comfort letter regarding the financial information which will be updated quarterly.

Review of Material Change Reports

Both the Dealers and Dealers' Counsel will be provided promptly with copies of all press releases issued by the Corporation. As soon as possible upon the earlier of the issuance of a press release relating to a material change report or the filing of a material change report (other than a confidential material change report), the Corporation shall meet with representatives of the Dealers and Dealers' Counsel (by means of a conference call) to discuss the subject matter of the material change report so that the Dealers can be satisfied that the material change report which has been incorporated by reference into the Prospectus adequately discloses all material facts relating to the material change.

Other

Upon any reasonable request of the Dealers, the Dealers and Dealers' Counsel may have a telephone conference call or meeting with one or more members of the senior management of the Corporation and its counsel to conduct an updated due diligence session with respect to the affairs of the Corporation.

Dealers' Counsel will be allowed to review all material contracts entered into by the Corporation or any of its Subsidiaries prior to or during the term of the Dealer Agreement.

The Corporation agrees to promptly notify the Dealers if it becomes aware of a change or a proposed change in the credit ratings on the Debentures.